Confidentially submitted to the United States Securities and Exchange Commission on September 30, 2024.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange

Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WINVEST (BVI) LTD.

(Exact name of registrant as specified in its charter)

British Virgin Islands	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

For co-registrants, see “Table of Co-Registrants” on the following page.

Clarence Thomas Building

P.O. Box 4649, Road Town Tortola

British Virgin Islands

(617) 658-3094

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Manish Jhunjhunwala

Director

125 Cambridgepark Drive

Suite 301

Cambridge, MA 02140

(617) 658-3094

(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copies to:

Matthew L. Fry, Esq. Bruce Newsome, Esq. Haynes and Boone, LLP 2801 N. Harwood Street Suite 2300 Dallas, Texas 75201 Tel: (214) 651-5000	Mitchell S. Nussbaum, Esq. Giovanni Caruso, Esq. Loeb & Loeb, LLP 345 Park Avenue New York, NY 10154 Tel: (212) 407-4866

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Business Combination Agreement described herein.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant and Co-Registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant and Co-Registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF CO-REGISTRANTS

Exact Name of Co-Registrant as Specified in its Certificate of Formation or Memorandum and Articles of Association	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Xtribe (BVI) Ltd.(1)(2)	British Virgin Islands	7389	N/A
WinVest Acquisition Corp.(3)(4)	Delaware	6770	86-2451181

(1)	The Co-Registrant has the following principal executive office:

Xtribe (BVI) Ltd.

37-38 Long Acre

London X0 WC2E 9JT

(2)	The agent for service for the Co-Registrant is:

Stojan Dragovich

Director

37-38 Long Acre

London X0 WC2E 9JT

(3)	The Co-Registrant has the following principal executive office:

WinVest Acquisition Corp.

125 Cambridgepark Drive, Suite 301

Cambridge, MA 02140

(4)	The agent for service for the Co-Registrant is:

Manish Jhunjhunwala

Chief Executive Officer and Chief Financial Officer

125 Cambridgepark Drive, Suite 301

Cambridge, MA 02140

i

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission of which this preliminary proxy statement/prospectus is a part, is declared effective. This preliminary proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 2024

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF

WINVEST ACQUISITION CORP.

AND PROSPECTUS FOR ORDINARY SHARES AND WARRANTS

OF WINVEST (BVI) LTD.

Proxy Statement/Prospectus dated    , 2024 and first mailed to the stockholders of WinVest Acquisition Corp. on or about     , 2024

YOUR VOTE IS VERY IMPORTANT

Dear WinVest Acquisition Corp. Stockholders:

You are cordially invited to attend the special meeting of the stockholders (the “Meeting”) of WinVest Acquisition Corp., a Delaware corporation (“WinVest” or the “Company” and after the name change “Xtribe Holding (BVI) Ltd.”), which will be held at       a.m., Eastern time, on     , 2024. The Board of Directors of WinVest (the “WinVest Board”) has determined to convene and conduct the Meeting in a virtual meeting format at. Stockholders will NOT be able to attend the Meeting in-person. This proxy statement/prospectus includes instructions on how to access the virtual Meeting and how to listen, vote, and submit questions from home or any remote location with internet connectivity.

WinVest is a blank check company incorporated as a Delaware corporation for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business transaction with one or more businesses or entities. Such business combination will be completed through a two-step process consisting of the Reincorporation Merger (as defined below) and the Acquisition Merger (as defined below).

Each of the following securities of WinVest is currently publicly traded on the Nasdaq Capital Market (“Nasdaq”): (i) common stock, par value $0.0001 per share (“WinVest Common Stock”); (ii) redeemable warrants exercisable for one-half of one share of WinVest Common Stock at an exercise price of $11.50 per whole share (collectively, the “Public Warrants”); (iii) rights entitling the holder to receive one-fifteenth of a share of WinVest Common Stock upon consummation of a business combination (the “Rights”) and (iv) units consisting of (a) one share of WinVest Common Stock, (b) one Public Warrant and (c) one Right (the “WinVest Units”). The WinVest Units, WinVest Common Stock, Public Warrants and Rights are currently listed under the symbols “WINVU,” “WINV,” “WINVW” and “WINVR,” respectively.

Xtribe (BVI) Ltd. (“Xtribe BVI”) was incorporated as a British Virgin Islands business company registered with company number 2157137 and is a wholly owned subsidiary of Xtribe P.L.C. (“Xtribe PLC”), a public limited company incorporated and registered in England and Wales with number 07878011, operating under the trade name of “Xtribe,” with additional subsidiaries in Italy and the United States. Xtribe is a technology-driven platform that matches sellers of goods and services with local buyers. See “Information about Xtribe.”

ii

On September 16, 2024, WinVest entered into that certain Amended and Restated Business Combination Agreement (as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) by and among WinVest, Xtribe PLC, Xtribe BVI and WinVest (BVI) Ltd. (“WinVest BVI”), a British Virgin Islands business company registered with company number 2157117 and a wholly owned subsidiary of WinVest, which amended and restated a business combination agreement entered into by WinVest and Xtribe on May 9, 2024. The transactions contemplated under the Business Combination Agreement, among other things and upon the terms and subject to the conditions thereof, are referred to in this proxy statement/prospectus as the “Business Combination,” pursuant to which the following transactions will occur:

(i) prior to the date of the closing of the Acquisition Merger (as defined below) (the “Closing”), Xtribe PLC will cause the conversion of all convertible securities, conversion rights or other similar rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Xtribe PLC and its subsidiaries (the entities collectively, “Xtribe Group”) or obligating Xtribe Group to issue or sell any shares of capital stock of, or other equity interests in, Xtribe Group outstanding prior to the Contribution (as defined below) into capital stock of, or other equity interests in, the applicable Xtribe Group entity (such transactions, the “Securities Conversion”), and promptly thereafter, pursuant to the terms of a Contribution and Reorganization Agreement in substantially the form attached to the Business Combination Agreement (the “Contribution and Reorganization Agreement”), (a) contribute substantially all of its assets (including all the issued and outstanding stock of Xtribe USA Corp.) to Xtribe BVI in exchange for 10,943,732 ordinary shares of Xtribe BVI (“Xtribe BVI Ordinary Shares”) and the assumption by Xtribe BVI of certain of its liabilities (the “Contribution”), (b) immediately following the Contribution, pursuant to the terms of a Share Purchase Agreement (the “Purchase Agreement”), sell one hundred percent (100%) of the issued and outstanding shares in Xtribe BVI to the shareholders of Xtribe PLC in proportion to their ownership interests in Xtribe PLC (the “Sale”), and (c) acting through the Board of Directors of Xtribe PLC (the “Xtribe Board”), thereafter apply for a voluntary strike off of Xtribe PLC pursuant to Part 31 of the United Kingdom Companies Act 2006 and take such other commercially reasonable actions to ensure the voluntary strike off is successful (the “Application for Strike Off” and, together with the Securities Conversion, the Contribution and the Sale, the “Pre-Closing Reorganization”) and on and subject to the strike off being successful, Xtribe PLC will be dissolved;

(ii) prior to the Closing, upon the terms and subject to the conditions of the Business Combination Agreement and a plan of merger and in accordance with the General Corporation Law of the State of Delaware (“DGCL”) and the BVI Business Companies Act (as revised) of the British Virgin Islands, as amended to date (“BVI Companies Act”), WinVest will merge with and into WinVest BVI (the “Reincorporation Merger”), whereupon the separate existence of WinVest will cease and WinVest BVI will continue as the surviving entity incorporated under the BVI Companies Act (WinVest BVI, in its capacity as the surviving company of the Reincorporation Merger, is sometimes referred to herein as the “Reincorporation Merger Surviving Company”);

(iii) as a result of the Reincorporation Merger, each issued and outstanding share of WinVest Common Stock as of immediately prior to the Reincorporation Merger Effective Time shall be converted into one ordinary share of WinVest BVI (each, a “WinVest BVI Ordinary Share”), each issued and outstanding Right shall be converted into a right to receive one-fifteenth of one WinVest BVI Ordinary Share upon the consummation of a business combination (a “Reincorporation Merger Surviving Company Right”), each issued and outstanding Warrant shall be converted into a Reincorporation Merger Surviving Company Warrant, and each issued and outstanding Reincorporation Merger Surviving Company Unit shall be converted into one WinVest BVI Ordinary Share, one Reincorporation Merger Surviving Company Right and one Reincorporation Merger Surviving Company Warrant. Each Right, Warrant, WinVest Unit and share of WinVest Common Stock shall cease to exist;

(iv) promptly following the consummation of the Reincorporation Merger, upon the terms and subject to the conditions of the Business Combination Agreement and a plan of merger and in accordance with the DGCL and the BVI Companies Act, Xtribe BVI will merge with and into the Reincorporation Merger Surviving Company (the “Acquisition Merger” and the time of such merger, the “Acquisition Merger Effective Time”), whereupon the separate corporate existence of Xtribe BVI will cease and Reincorporation Merger Surviving Company shall continue as the surviving entity of the Acquisition Merger (the “Surviving Company” or “New WINV”);

iii

(v) as a result of the Acquisition Merger, (a) each Xtribe BVI Ordinary Share issued and outstanding as of immediately prior to the Acquisition Merger Effective Time shall be canceled and converted into the right to receive (x) that number of WinVest BVI Ordinary Shares equal to the Per Share Exchange Ratio (as defined in the Business Combination Agreement), and (y) that number of Earnout Rights (as defined in the Business Combination Agreement) equal to 6,000,000 divided by the number of Xtribe BVI Ordinary Shares outstanding immediately prior to the Acquisition Merger Effective Time (excluding the Xtribe BVI Ordinary Shares of any holders who have waived in writing their right to receive Earnout Rights prior to the Acquisition Merger Effective Time), with each holder of such Xtribe BVI Ordinary Shares having the right to receive that number of WinVest BVI Ordinary Shares and that number of Earnout Shares (as defined in the Business Combination Agreement), and (b) each Reincorporation Merger Surviving Company Right shall convert into one-fifteenth of a WinVest BVI Ordinary Share pursuant to their terms;

(vi) at the Closing, each holder of Xtribe BVI Ordinary Shares [(other than the Xtribe PIPE Shares (as defined below))] shall be entitled to receive Earnout Rights, which consist of the right to receive Earnout Shares. The issuance of Earnout Shares shall occur as follows, as applicable:

a)	upon satisfaction of the First Level Earnout Target (as defined in the Business Combination Agreement), the holders of Earnout Rights shall be entitled to receive 2,000,000 Earnout Shares (the “First Level Earnout Shares”);

b)	upon satisfaction of the Second Level Earnout Target (as defined in the Business Combination Agreement), the holders of Earnout Rights shall be entitled to receive 2,000,000 Earnout Shares (the “Second Level Earnout Shares”);

c)	upon satisfaction of the Third Level Earnout Target (as defined in the Business Combination Agreement), the holders of Earnout Rights shall be entitled to receive 2,000,000 Earnout Shares (the “Third Level Earnout Shares”); and

(vii) pursuant to the Business Combination Agreement, at the Closing, WinVest BVI shall deposit with an exchange agent, for the benefit of the holders of Xtribe BVI Ordinary Shares, (i) 9,133,204 WinVest BVI Ordinary Shares (the “Base Stock Consideration”), plus (ii) a number of WinVest BVI Ordinary Shares equal to the quotient of (a) the aggregate amount of outstanding indebtedness owed under convertible notes that were converted prior to Closing, divided by (b) $10.00 (the “Conversion Stock Consideration”), provided that the Conversion Stock Consideration shall not exceed a maximum of 190,000 WinVest BVI Ordinary Shares, plus (iii) a number of WinVest BVI Ordinary Shares equal to the quotient of (a) the cash proceeds to Xtribe resulting from certain subscription agreements that may be entered into by investors, prior to the Closing, with Xtribe PLC, divided by (b) $10.00 (the “Xtribe Financing Stock Consideration” and collectively with the Base Stock Consideration and the Conversion Stock Consideration, the “Closing Share Consideration”), plus (iv) Earnout Rights to receive, if earned, up to 6,000,000 WinVest BVI Ordinary Shares.

[In connection with the execution of the Business Combination Agreement, Xtribe PLC and WinVest intend to enter into one or more securities purchase agreements whereby investors (the “PIPE Investors”) will purchase an assumed aggregate of 2.1 million shares of Xtribe BVI Ordinary Shares (the “Xtribe PIPE Shares”) or WinVest BVI Ordinary Shares (the “WinVest PIPE Shares” and collectively with the Xtribe PIPE Shares, the “PIPE Shares”) (the “Xtribe Subscription Agreement” or the “WinVest Subscription Agreement,” respectively) for gross proceeds of an estimated $21.0 million (such financing, the “PIPE Financing”), which is the amount projected as necessary to satisfy the minimum closing cash condition of $15.0 million, although WinVest cannot assure you that such plan to raise capital will be successful. Pursuant to such potential PIPE Financing, the PIPE Shares will be converted into New WINV Ordinary Shares at the closing of the Business Combination. If the PIPE Investors do not fund the full commitment in accordance with the terms of the Xtribe Subscription Agreement or the WinVest Subscription Agreement, we may not be able to satisfy the closing condition of having Closing WinVest Cash of not less than $15.0 in order to consummate the Business Combination. If such closing condition is not met or waived in accordance with the terms of the Business Combination Agreement or if Xtribe does not agree to amend such closing condition, we may not be able to consummate the Business Combination.]

The combined company after the Business Combination is referred to in this proxy statement/prospectus as “New WINV.” In connection with the consummation of the Business Combination, WinVest BVI will be renamed “Xtribe Holding (BVI) Ltd.” Following the completion of the Business Combination, the issued and outstanding share capital of New WINV will consist of New WINV Ordinary Shares, New Warrants and Earnout Rights. New WINV intends to apply for listing, to be effective at the time of the Business Combination, of the New WINV Ordinary Shares and New WINV Public Warrants on the Nasdaq Stock Market LLC (“Nasdaq”) under the proposed symbols “[  ]” and “[   ],” respectively. WinVest cannot assure you that the New WINV Ordinary Shares and New WINV Public Warrants will be approved for listing on Nasdaq.

iv

Enrico Dal Monte, the co-founder and chief executive of Xtribe, will beneficially own [  ] of the issued New WINV Ordinary Shares and will be able to exercise [  ]% of the total voting power of the issued and outstanding share capital of New WINV immediately following the completion of the Business Combination, assuming that (i) none of WinVest’s public stockholders exercise their redemption rights, as discussed herein, (ii) there is no exercise or conversion of Warrants and (iii) none of the Earnout Shares are issued pursuant to the Earnout Rights. Each Ordinary Share is entitled to one vote.

Pursuant to WinVest’s amended and restated certificate of incorporation, WinVest is providing its public stockholders with the opportunity to redeem all or a portion of their shares of WinVest Common Stock at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account (as defined below) as of two business days prior to the Meeting, including interest, less taxes payable, divided by the number of then outstanding shares of WinVest Common Stock that were sold as part of the WinVest Units in WinVest’s initial public offering (“IPO”), subject to the limitations described herein. WinVest estimates that the per-share price at which public shares may be redeemed from cash held in the trust account will be approximately $   at the time of the Meeting. WinVest’s public stockholders may elect to redeem their shares even if they vote for the Reincorporation Merger Proposal or Business Combination Proposal (each as defined below) or do not vote at all. There is no maximum redemption limitation set forth in the Business Combination Agreement, and WinVest does not know how many stockholders will ultimately exercise their redemption rights in connection with the Business Combination. Holders of outstanding Warrants and Rights do not have redemption rights in connection with the Business Combination.

WinVest is providing this proxy statement/prospectus and accompanying proxy card to its stockholders in connection with the solicitation of proxies to be voted at the Meeting and at any adjournments or postponements of the Meeting. WinVest SPAC LLC (the “Sponsor”) and the other Initial Shareholders (as defined below), which collectively beneficially owned approximately     % of WinVest Common Stock as of the record date, have agreed to vote their WinVest Common Stock in favor of the Reincorporation Merger Proposal and the Business Combination Proposal, which transactions comprise the Business Combination, and intend to vote for the Adjournment Proposal, if presented.

The WinVest Board has (i) determined that the Business Combination Agreement and the transactions contemplated thereby (including the Reincorporation Merger and the Acquisition Merger) are in the best interests of WinVest, (ii) approved the Business Combination Agreement and the transactions contemplated thereby (including the Reincorporation Merger and the Acquisition Merger) and declared their advisability, and (iii) recommended that the stockholders of WinVest approve and adopt the Business Combination Agreement, the Reincorporation Merger and the Acquisition Merger, and directed that the Business Combination Agreement and the transactions contemplated thereby (including the Reincorporation Merger and the Acquisition Merger) be submitted for consideration by the stockholders of WinVest at this Meeting. If WinVest does not consummate the Business Combination and fails to complete an initial business combination by December 17, 2024, WinVest will be required to liquidate and dissolve, unless we seek stockholder approval to amend our Current Charter (as defined herein) to extend the date by which the Business Combination may be consummated.

If the WinVest stockholders approve the Reincorporation Merger Proposal, the Business Combination Proposal and the Nasdaq Proposal (defined below) immediately prior to the consummation of the Acquisition Merger, all outstanding WinVest Units will separate into their individual components and WinVest Common Stock, Warrants and Rights and will cease separate existence and trading.

v

It is anticipated that, upon consummation of the Business Combination, WinVest’s existing stockholders (including the holders of Rights), including the Sponsor, will own approximately [_]% of the issued New WINV Ordinary Shares, [the PIPE Investors (as defined below) will own approximately [_]% of the issued New WINV Ordinary Shares,] and Xtribe’s current shareholders will own approximately [_]% of the issued New WINV Ordinary Shares. These relative percentages assume that (i) none of WinVest’s existing public stockholders exercise their redemption rights, as discussed herein, (ii) there is no exercise or conversion of New Warrants and (iii) none of the Earnout Shares are issued pursuant to the Earnout Rights. If any of WinVest’s public stockholders exercise their redemption rights, the anticipated percentage ownership of WinVest’s stockholders will be reduced. You should read “Summary of the Proxy Statement/Prospectus — The Business Combination Agreement” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

This prospectus covers (a) up to [_] New WINV Ordinary Shares issuable to holders of Xtribe BVI Ordinary Shares as consideration for the Business Combination, which includes (i) New WINV Ordinary Shares representing the Closing Share Consideration to the holders of Xtribe BVI Ordinary Shares[, including [_] New WINV Ordinary Shares issuable to investors irrevocably committed to purchase an aggregate of [_] newly issued Xtribe BVI Ordinary Shares as part of the PIPE Financing (as defined herein) pursuant to the Xtribe Subscription Agreement (as defined herein, and such shares the “Xtribe PIPE Shares”), immediately prior to the Closing,] (ii) New WINV Ordinary Shares representing the Conversion Stock Consideration, provided that the Conversion Stock Consideration shall not exceed a maximum of 190,000 shares of New WINV Ordinary Shares, and (iii) Earnout Rights to receive up to 6,000,000 New WINV Ordinary Shares issuable to the holders of Xtribe BVI Ordinary Shares (other than the Xtribe PIPE Shares); (b) [_] New WINV Ordinary Shares that will be deemed to be sold to the existing securityholders of WinVest, which includes (i) 2,875,000 New WINV Ordinary Shares issuable to the Initial Shareholders, including the Sponsor, (ii) [_] New WINV Ordinary Shares issuable to holders of WinVest public stock, (iii) 766,666 New WINV Ordinary Shares issuable to holders of Rights upon the Closing of the Business Combination, and [(iv) [_] New WINV Ordinary Shares issuable to investors irrevocably committed to purchase an aggregate of [_] New WINV Ordinary Shares as part of the PIPE Financing pursuant to the Xtribe Subscription Agreement (such shares the “PIPE Shares”), immediately prior to the Closing;] (c) 22,400,000 New Warrants (as defined herein), which includes (i) 5,750,000 New WINV Public Warrants (as defined herein) that will be deemed to be sold to holders of Public Warrants, with each New WINV Public Warrant entitling the holder thereof to purchase one-half (1/2) of one New WINV Ordinary Share at an exercise price of $11.50 per whole share and (ii) 10,900,000 New WINV Private Placement Warrants (as defined herein) deemed to be sold to the holders of Private Placement Warrants, which are identical to the New WINV Public Warrants; and (d) 22,400,000 New WINV Ordinary Shares underlying the New Warrants (the “Warrant Shares”), issuable upon exercise of the New WINV Public Warrants and the New WINV Private Placement Warrants.

As of    , 2024, there was approximately $   in WinVest’s trust account (the “Trust Account”). On    , 2024, the closing sale price of WinVest Common Stock was $   per share.

Each stockholder’s vote is very important. Whether or not you plan to participate in the virtual Meeting, please submit your proxy card without delay. Stockholders may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a stockholder from voting virtually at the Meeting if such stockholder subsequently chooses to participate in the Meeting.

We encourage you to read this proxy statement/prospectus carefully. In particular, you should review the matters discussed under the caption “Risk Factors” beginning on page 41.

The WinVest Board recommends that WinVest stockholders vote “FOR” approval of each of the Proposals. When you consider WinVest Board’s recommendation of these Proposals, you should keep in mind that WinVest’s directors, officers and Sponsor have interests in the Business Combination that may conflict with or differ from your interests as a stockholder. See the section titled “Proposal 2 - The Business Combination Proposal - Interests of Certain Persons in the Business Combination.”

New WINV will be a “foreign private issuer” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, New WINV’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, New WINV will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

vi

New WINV will be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

TO EXERCISE YOUR REDEMPTION RIGHTS, IF YOU: (A) HOLD WINVEST COMMON STOCK OUTSIDE OF THE WINVEST UNITS OR (B) HOLD WINVEST COMMON STOCK THROUGH WINVEST UNITS AND YOU ELECT TO SEPARATE YOUR WINVEST UNITS INTO THE UNDERLYING SHARES OF WINVEST COMMON STOCK PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE SHARES OF WINVEST COMMON STOCK; YOU MUST PRIOR TO 5:00 P.M., EASTERN TIME, ON     , 2024, (A) SUBMIT A WRITTEN REQUEST TO CONTINENTAL THAT WINVEST ACQUISITION CORP. REDEEM YOUR SHARES OF WINVEST COMMON STOCK FOR CASH AND (B) DELIVER YOUR SHARES OF WINVEST COMMON STOCK (AND/OR SHARE CERTIFICATES (IF ANY) AND  OTHER REDEMPTION FORMS) TO CONTINENTAL, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE SHARES OF WINVEST COMMON STOCK WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE MEETING - REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

On behalf of the WinVest Board, we would like to thank you for your support and look forward to the successful completion of the Business Combination. This proxy statement/prospectus is dated      , 2024, and is first being mailed to stockholders of WinVest and Xtribe on or about      , 2024.

Chief Executive Officer, Chief Financial Officer and Director
WinVest Acquisition Corp.
, 2024

vii

WinVest Acquisition Corp.

125 Cambridgepark Drive, Suite 301

Cambridge, Massachusetts 02140

Telephone: (617) 658-3094

NOTICE OF SPECIAL MEETING OF

WINVEST ACQUISITION CORP.

To Be Held on       , 2024

To the Stockholders of WinVest Acquisition Corp.:

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend a meeting of the stockholders of WinVest Acquisition Corp. (“WinVest,” “we”, “our”, or “us”), which will be held at     a.m., Eastern Time, on       , 2024, at        (the “Meeting”). We will hold the Meeting virtually. You can participate in the virtual Meeting as described in “The Meeting.”

During the Meeting, WinVest’s stockholders will be asked to consider and vote upon the following proposals, which we refer to herein as the “Proposals”:

●	Proposal 1 - The Reincorporation Merger Proposal - To consider and vote upon a proposal to approve the merger of WinVest with and into WinVest BVI Ltd., a British Virgin Islands business company registered with company number 2157117 and a wholly owned subsidiary of WinVest (“WinVest BVI”), its wholly owned subsidiary, with WinVest BVI surviving the merger (the “Reincorporation Merger”), and the plan of merger for the Reincorporation Merger (the “Reincorporation Plan of Merger”), and the transactions contemplated thereunder. The Reincorporation Merger will change WinVest’s place of incorporation from Delaware to the British Virgin Islands. This Proposal is referred to as the “Reincorporation Merger Proposal” or “Proposal 1.”

●	Proposal 2 – The Business Combination Proposal - To consider and vote upon a proposal to approve the transactions, other than the Reincorporation Merger, contemplated under the Amended and Restated Business Combination Agreement, dated as of September 16, 2024 (as amended and restated, the “Business Combination Agreement”), by and among WinVest, WinVest BVI, Xtribe P.L.C., a public limited company incorporated and registered in England and Wales with number 07878011 (“Xtribe PLC”) and Xtribe (BVI) Ltd., a British Virgin Islands business company registered with company number 2157137 and a wholly-owned subsidiary of Xtribe PLC (“Xtribe BVI”), a copy of which is attached to this proxy statement/prospectus as Annex A. This Proposal is referred to as the “Business Combination Proposal” or “Proposal 2.”

●	Proposal 3 – The Nasdaq Proposal - To consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, for purposes of complying with Nasdaq Listing Rules 5635(a) and (b), the issuance of more than 20% of the issued and outstanding WinVest Common Stock and the resulting change in control in connection with and upon the consummation of the Business Combination which, if approved, would take effect at the time of the Closing. This Proposal is referred to as the “Nasdaq Proposal” or “Proposal 3.”

●	Proposals 4A-4C – The Governance Proposal - To consider and vote upon a proposal to approve and adopt certain differences in the governance provisions set forth in the proposed Memorandum and Articles of Association of New WINV (the “Proposed Articles of Association”), a copy of which is attached to this proxy statement/prospectus as Annex B, as compared to our Current Charter, which are being presented in accordance with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) as separate sub-proposals. This Proposal is referred to as the “Governance Proposal” or “Proposal 4,” or “Proposals 4A-4C.”

●	Proposal 5 - The Adjournment Proposal - To consider and vote upon a proposal to approve the adjournment of the Meeting by the chairman thereof to a later date, if necessary, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the foregoing Proposals, in the event WinVest does not receive the requisite stockholder vote to approve the Proposals or if the WinVest Board determines before the Meeting that it is not necessary or no longer desirable to proceed with the Proposals. This Proposal is referred to as the “Adjournment Proposal” or “Proposal 5.”

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The consummation of the Business Combination is conditioned upon the approval of Proposal 1, Proposal 2 and Proposal 3 (together, the “Condition Precedent Proposals”). Each of the Condition Precedent Proposals is cross-conditioned on the approval of the other Condition Precedent Proposals. The Governance Proposal is conditioned on approval of the Condition Precedent Proposals. It is important for you to note that in the event that the Reincorporation Merger Proposal, the Business Combination Proposal or the Nasdaq Proposal is not approved, WinVest will not consummate the Business Combination. If WinVest does not consummate the Business Combination and fails to complete an initial business combination by December 17, 2024, WinVest will be required to liquidate and dissolve, unless we seek stockholder approval to amend our Current Charter to extend the date by which the Business Combination may be consummated.

Approval of the Reincorporation Merger Proposal and the Governance Proposal will require the affirmative vote of a majority of the outstanding shares of WinVest Common Stock. Approval of the Business Combination Proposal will require the affirmative vote of a majority of the outstanding shares of WinVest Common Stock present and entitled to vote at the Meeting, as required by the Current Charter. Approval of the Nasdaq Proposal and the Adjournment Proposal will each require the affirmative vote by a majority of the votes cast by the stockholders present in person or represented by proxy at the Meeting and entitled to vote thereon.

As of     , 2024, there were      shares of WinVest Common Stock issued and outstanding and entitled to vote. Only WinVest stockholders who hold WinVest Common Stock of record as of the close of business on      , 2024 are entitled to vote at the Meeting or any adjournment or postponement of the Meeting. This proxy statement/prospectus is first being mailed to WinVest stockholders on or about      , 2024.

Investing in WinVest’s securities involves a high degree of risk. See “Risk Factors” beginning on page 41 for a discussion of information that should be considered in connection with an investment in WinVest’s securities.

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.

Whether or not you plan to participate in the virtual Meeting, please complete, date, sign and return the enclosed proxy card without delay, or submit your proxy through the internet or by telephone as promptly as possible in order to ensure your representation at the Meeting no later than the time appointed for the Meeting or adjourned or postponed meeting. Voting by proxy will not prevent you from voting your WinVest Common Stock online if you subsequently choose to participate in the virtual Meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the Meeting, you must obtain a proxy issued in your name from that record. Only stockholders of record at the close of business on the record date may vote at the Meeting or any adjournment or postponement thereof. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not participate in the virtual Meeting, your shares will not be counted for purposes of determining whether a quorum is present at, and the number of votes voted at, the Meeting.

You may revoke a proxy at any time before it is voted at the Meeting by executing and returning a proxy card dated later than the previous one, by participating in the virtual Meeting and casting your vote by ballot (as applicable) or by submitting a written revocation to WinVest’s Secretary at 125 Cambridgepark Drive, Suite 301, Cambridge, Massachusetts 02140 that is received by the proxy solicitor before we take the vote at the Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

The WinVest Board recommends that WinVest stockholders vote “FOR” approval of each of the Proposals. When you consider the WinVest Board’s recommendation of these Proposals, you should keep in mind that WinVest’s directors, officers and Sponsor have interests in the Business Combination that may conflict or differ from your interests as a stockholder. See the section titled “Proposal 2 - The Business Combination Proposal - Interests of Certain Persons in the Business Combination.”

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Thank you for your support and we look forward to the successful consummation of the Business Combination.

By Order of the Board of Directors of WinVest Acquisition Corp.,

Manish Jhunjhunwala
Chief Executive Officer, Chief Financial Officer and Director
WinVest Acquisition Corp.
, 2024

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, IF YOU: (A) HOLD WINVEST COMMON STOCK OUTSIDE OF WINVEST UNITS, OR (B) HOLD WINVEST COMMON STOCK THROUGH WINVEST UNITS AND YOU ELECT TO SEPARATE YOUR WINVEST UNITS INTO THE UNDERLYING SHARES OF WINVEST COMMON STOCK PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE WINVEST COMMON STOCK; YOU MUST PRIOR TO 5:00 P.M., EASTERN TIME, ON       , 2024, (A) SUBMIT A WRITTEN REQUEST TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY (“CONTINENTAL”) THAT WINVEST ACQUISITION CORP. REDEEM YOUR SHARES OF WINVEST COMMON STOCK FOR CASH AND (B) DELIVER YOUR SHARES OF WINVEST COMMON STOCK (AND/OR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS) TO CONTINENTAL, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE SHARES OF WINVEST COMMON STOCK WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE MEETING - REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

HOW TO OBTAIN ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about WinVest that is not included or delivered herewith. If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by WinVest with the SEC, such information is available without charge upon written or oral request. Please contact our proxy solicitor by calling (800) 662-5200 (toll-free) (banks and brokers can call collect at (203) 658-9400 or emailing WINV.info@investor.sodali.com.

If you would like to request documents, please do so no later than one week prior to the date of the Meeting to receive them before the Meeting. Please be sure to include your complete name and address in your request. Please see “Where You Can Find More Information” to find out where you can find more information about WinVest and Xtribe.

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the SEC by WinVest, constitutes a prospectus of New WINV under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the New WINV Ordinary Shares and Earnout Rights to be issued in connection with the Business Combination to Xtribe’s equityholders under the Business Combination Agreement, New WINV Ordinary Shares deemed sold to holders of WinVest Common Stock, and New Warrants deemed distributed to holders of Warrants and the Warrant Shares underlying the New Warrants. This document also constitutes a notice of meeting and a proxy statement of WinVest under Section 14(a) of the Exchange Act. See “Summary of the Proxy Statement/Prospectus”.

You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. Neither WinVest nor Xtribe has authorized anyone to give any information or to make any representations other than those contained in this proxy statement. Do not rely upon any information or representations made outside of this proxy statement. The information contained in this proxy statement/prospectus may change after the date of this proxy statement. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

Information contained in this proxy statement/prospectus regarding WinVest and its business, operations, management and other matters has been provided by WinVest and information contained in this proxy statement/prospectus regarding Xtribe and its business, operations, management and other matters has been provided by Xtribe.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

MARKET AND INDUSTRY DATA

Certain information contained in this proxy statement/prospectus relates to or is based on studies, publications, surveys and other data obtained from third-party sources and WinVest’s and Xtribe’s own internal estimates and research. While we believe these third-party sources to be reliable as of the date of this proxy statement/prospectus we have not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Finally, while we believe our own internal estimates and research are reliable, such estimates and research have not been verified by any independent source. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to uncertainty and risk due a variety of factors, including those described in the section titled “Risk Factors.”

TRADEMARKS

This proxy statement/prospectus contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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ANNEX A	BUSINESS COMBINATION AGREEMENT
ANNEX B	PROPOSED ARTICLES OF ASSOCIATION
ANNEX C	REGISTRATION RIGHTS AGREEMENT
[ANNEX D	XTRIBE SUBSCRIPTION AGREEMENT]

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FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement, the terms, “we,” “us,” “our,” “WinVest,” or the “Company” refer to WinVest Acquisition Corp., a Delaware corporation. Further, in this document:

“Aggregate Merger Consideration” means (i) the Base Stock Consideration, plus (ii) the Conversion Stock Consideration, plus (iii) the Xtribe Financing Stock Consideration, plus (iv) the Earnout Rights to receive (if earned) up to Six Million (6,000,000) WinVest BVI Ordinary Shares.

“Aggregate Xtribe Financing Proceeds” shall equal, as of the Closing, the cash proceeds to Xtribe PLC resulting from the Xtribe Subscription Agreement.

“Ancillary Agreements” means the Reincorporation Merger Plan of Merger, the Acquisition Merger Plan of Merger, the Pre-Closing Reorganization Documents, the Sponsor Support Agreement, the Xtribe Support Agreement, the Registration Rights Agreement, the Lock-Up Agreement, the Xtribe Subscription Agreement and any other agreements, certificates and instruments executed and delivered by WinVest, WinVest BVI or Xtribe in connection with the Transactions pursuant to the terms of this Agreement.

“Application for Strike Off” means the application by the Xtribe Board for a voluntary strike off pursuant to Part 31 of the United Kingdom Companies Act 2006 and such other commercially reasonable actions required to ensure the voluntary strike off is successful.

“Base Stock Consideration” means Nine Million One Hundred Thirty Three Thousand Two Hundred Four (9,133,204) WinVest Ordinary Shares.

“Business Combination” means the transactions contemplated by the Business Combination Agreement and other agreements contemplated therein.

“Business Combination Agreement” means that certain Amended and Restated Business Combination Agreement dated as of September 16, 2024, among WinVest, Xtribe PLC, and Xtribe BVI and WinVest BVI.

“BVI Companies Act” means The BVI Business Companies Act (as revised) of the British Virgin Islands, as amended to date.

“Closing Date” means the date on which the Closing shall occur.

“Closing Share Consideration” means the number of WinVest BVI Ordinary Shares equal to the sum of the Base Stock Consideration, the Xtribe Financing Stock Consideration and the Conversion Stock Consideration.

“Closing WinVest Cash” means the sum of (i) WinVest’s cash and cash equivalents comprising funds remaining in the Trust Account immediately prior to the Closing, [(ii) the aggregate cash proceeds actually received by WinVest BVI from the PIPE Investors pursuant to executed WinVest Subscription Agreements, whether prior to or on the Closing Date, (iii) the aggregate cash proceeds actually received by Xtribe from the PIPE Investors pursuant to executed Xtribe Subscription Agreements, whether prior to or on the Closing Date], and (iv) without duplication, any other cash and cash equivalents of WinVest on the Closing Date, (but (a) after giving effect to the consummation of any exercise of Redemption Rights by stockholders of WinVest and payments made as a result thereof and (b) prior to the payment of any Outstanding WinVest Transaction Expenses and Outstanding Company Transaction Expenses (each as defined in the Business Combination Agreement)).

“Code” means the Internal Revenue Code of 1986, as amended.

“Continental” means Continental Stock Transfer & Trust Company, WinVest’s transfer agent.

“Contribution and Reorganization Agreement” means the agreement by and between Xtribe PLC and Xtribe Group, LLC in connection with the Reorganization, dated [_].

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“Contribution” means the contribution by Xtribe PLC of substantially all of its assets (including all the issued and outstanding stock of Xtribe USA Corp.) and certain of its liabilities to Xtribe in exchange for all of the issued and outstanding shares of Xtribe.

“Conversion Stock Consideration” means a number of WinVest BVI Ordinary Shares equal to the quotient of (a) the Aggregate Conversion Proceeds, divided by (b) $10.00, provided that the Conversion Stock Consideration shall not exceed a maximum of 190,000 WinVest BVI Ordinary Shares.

“Convertible Notes” means the Existing Convertible Note and any other convertible securities, conversion rights or other similar rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of any Group Company or obligating any Group Company to issue or sell any shares of capital stock of, or other equity interests in, any Group Company into capital stock of, shares in, or other equity interests in, the applicable Group Company.

“Current Charter” means the WinVest Amended and Restated Certificate of Incorporation dated September 14, 2021, as amended by that certain Amendment dated December 6, 2022, as further amended by that certain Amendment dated December 14, 2023, as further amended by that certain Amendment dated June 3, 2024 and as may be subsequently amended.

“DGCL” means the Delaware General Corporation Law, as amended.

“Earnout Right” means a transferrable right entitling the holder thereof to receive, conditioned upon the achievement by WinVest BVI of each Earnout Target, that portion of one WinVest BVI Ordinary Share equal to (x) 2,000,000 divided by (y) the number of Xtribe BVI Ordinary Shares outstanding immediately prior to the Acquisition Merger Effective Time.

“Earnout Shares” means any of the First Level Earnout Shares, the Second Level Earnout Shares and/or the Third Level Earnout Shares.

“Earnout Targets” means any of the First Level Earnout Target, the Second Level Earnout Target and/or the Third Level Earnout Target.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Execution Date” means September 16, 2024.

“First Level Earnout Shares” means 2,000,000 shares of New WINV Ordinary Shares to be issued to the holders of the Earnout Rights as of the date of the achievement of the First Level Earnout Target, pro-rata in accordance with their ownership percentage of Earnout Rights.

“First Level Earnout Target” means the VWAP of the New WINV Ordinary Shares equals or exceeds $15.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days.

“Acquisition Merger” means, following the consummation of the Reincorporation Merger, the merger of Xtribe BVI with and into WinVest BVI.

“Acquisition Merger Effective Time” means such date as the Acquisition Plan of Merger is duly registered by the Registrar (or such later time as may be agreed by each of the parties hereto and specified in the Acquisition Plan of Merger in accordance with the BVI Companies Act).

“Founders” means Manish Jhunjhunwala and Jeff LeBlanc.

“Founder Shares” means the 2,875,000 shares of WinVest Common Stock issued to the Sponsor, WinVest’s officers and current and former directors and certain members of WinVest’s advisory board prior to the IPO.

2

“Group Companies” means (i) with respect to any date on or prior to the consummation of the Sale, each of Xtribe PLC and its Subsidiaries and (ii) with respect to any date after the consummation of the Sale, each of Xtribe and its Subsidiaries.

“Initial Public Offering” or “IPO” means the initial public offering of 11,500,000 WinVest Units consummated on September 17, 2021, including the additional 1,500,000 WinVest Units sold to cover the over-allotment option on September 23, 2021.

“Initial Shareholders” means holders of the Founder Shares.

“IRS” means the United States Internal Revenue Service.

“Key Company Owners” means Enrico Dal Monte, Stojan Dragovich and Luca Bianchini.

“Lock-Up Agreement” means the Lock-Up Agreement, dated May 9, 2024, by and among WinVest and the Key Company Owners in connection with the Business Combination Agreement.

“Meeting” means the special meeting of WinVest’s stockholders to be held to consider approval and adoption of the Proposals.

“Mergers” means the Reincorporation Merger and the Acquisition Merger.

“New WINV Private Placement Warrants” means the warrants deemed to be sold to the holders of Private Placement Warrants, with each New WINV Private Placement Warrant entitling the holder thereof to purchase one-half (1/2) of one New WINV Ordinary Share at an exercise price of $11.50 per whole share.

“New WINV Public Warrants” means the warrants deemed to be sold to holders of the Public Warrants, with each New WINV Public Warrant entitling the holder thereof to purchase one-half (1/2) of one New WINV Ordinary Share at an exercise price of $11.50 per whole share.

“New Warrants” means, collectively, the New WINV Private Placement Warrants and the New WINV Public Warrants.

“Per Share Exchange Ratio” means that amount obtained by dividing the Closing Share Consideration by the aggregate number of Xtribe BVI Ordinary Shares outstanding immediately prior to the Acquisition Merger Effective Time.

“Plans of Merger” means the Reincorporation Plan of Merger and the Acquisition Plan of Merger.

“PIPE Financing” means the purchase by investors of newly issued Xtribe BVI Ordinary Shares or WinVest BVI Ordinary Shares pursuant to the Xtribe Subscription Agreement or WinVest Subscription Agreement.

“PIPE Investors” means such investors who enter into the Xtribe Subscription Agreement or the WinVest Subscription Agreement.

“Pre-Closing Reorganization” means, collectively, the Application for Strike Off, the Securities Conversion, the Contribution and the Sale.

“Pre-Closing Reorganization Documents” means the Contribution and Reorganization Agreement and the Purchase Agreement.

“Private Placement Warrants” means the 10,900,000 warrants, each entitling the holder to purchase one-half of one share of WinVest Common Stock at a price of $11.50 per whole share, subject to adjustment, sold to the Sponsor simultaneously with the consummation of the Initial Public Offering.

3

“Private Placement” means the private sale of the Private Placement Warrants and the Additional Private Placement Warrants to the Sponsor.

“Public Stock” means the outstanding shares of WinVest Common Stock issued as part of the WinVest Units sold in the Initial Public Offering

“Public Warrants” means the redeemable warrants sold as part of the WinVest Units in the IPO (whether they were purchased in the IPO or thereafter in the open market), each of which entitles the holder to purchase one-half of one share of Common Stock at an exercise price of $11.50 per whole share, subject to adjustment.

“Purchase Agreement” means the Share Purchase Agreement to consummate the Sale.

“Record Date” means      , 2024.

“Registration Rights Agreement” means an agreement by and among New WINV and the Key Company Owners in connection with the Closing.

“Right” means the rights that entitle the holder thereof to receive one-fifteenth of one share of WinVest Common Stock upon the consummation of an initial business combination.

“Sale” means the sale of one hundred percent (100%) of the shares of Xtribe to the stockholders of Xtribe PLC in proportion to their ownership interests in Xtribe PLC pursuant to the Purchase Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Level Earnout Shares” means 2,000,000 New WINV Ordinary Shares to be issued to the holders of the Earnout Rights as of the date of the achievement of the Second Level Earnout Target, pro-rata in accordance with their ownership percentage of Earnout Rights.

“Second Level Earnout Target” means the VWAP of the New WINV Ordinary Shares equals or exceeds $17.50 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Conversion” means the conversion by Xtribe PLC of all convertible securities, conversion rights or other similar rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of any Group Company (as defined in the Business Combination Agreement) or obligating any Group Company to issue or sell any shares of capital stock of, or other equity interests in, any Group Company outstanding prior to the Contribution into capital stock of, or other equity interests in, the applicable Group Company (such transactions excluding any conversions occurring prior to the Execution Date).

“Sponsor” means WinVest SPAC LLC, a Delaware limited liability company.

“Sponsor Note” means a promissory note, undated, by and between the WinVest SPAC LLC, as the maker, and Xtribe, as the holder, as further amended, restated and supplemented to reflect any future advances from Xtribe to WinVest SPAC LLC after the Execution Date in connection with any increase of the principal amount of such promissory note.

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated May 9, 2024, by and among WinVest, the Sponsor, and Xtribe PLC.

“Termination Date” has the meaning set forth in the Current Charter.

4

“Third Level Earnout Shares” means 2,000,000 New WINV Ordinary Shares to be issued to the holders of the Earnout Rights as of the date of the achievement of the Third Level Earnout Target, pro-rata in accordance with their ownership percentage of Earnout Rights.

“Third Level Earnout Target” means the VWAP of the New WINV Ordinary Shares equals or exceeds $20.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days.

“Transaction Documents” means the Business Combination Agreement (including the Xtribe Disclosure Schedule, WinVest Disclosure Schedule, and other Schedules and Exhibits hereto) and the Ancillary Agreements.

“Transactions” means the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements.

“Trust Account” means WinVest’s trust account maintained by Continental, acting as trustee.

“U.S. GAAP” means accounting principles generally accepted in the United States of America.

“Warrants” means the Public Warrants and the Private Placement Warrants, collectively.

“WinVest” means WinVest Acquisition Corp., a Delaware corporation.

“WinVest Board” means the board of directors of WinVest.

“WinVest BVI Constitutional Documents” means the Certificate of Incorporation and Memorandum and Articles of Association of WinVest BVI dated August 30, 2024, as amended, amended and restated, modified or supplemented from time to time.

“WinVest BVI Ordinary Shares” or “New WINV Ordinary Shares” means ordinary shares, with a par value of one ten-thousandth of one dollar ($0.0001) per share, of WinVest BVI authorized pursuant to the WinVest BVI Constitutional Documents.

“WinVest Common Stock” means WinVest’s common stock, par value one ten-thousandth of one dollar ($0.0001) per share, authorized pursuant to the Current Charter.

“WinVest” means WinVest Acquisition Corp., a Delaware corporation.

“WinVest Notes” means the promissory notes payable by WinVest, as the maker, to Sponsor, as the holder, dated each of June 13, 2023, October 31, 2023 and December 13, 2023.

“WinVest Organizational Documents” means the Current Charter, by-laws, and Trust Agreement of WinVest, in each case as amended, modified or supplemented from time to time.

“Proposals” means, collectively, the Reincorporation Merger Proposal, the Business Combination Proposal, the Nasdaq Proposal, the Governance Proposal, the Share Incentive Plan Proposal and the Adjournment Proposal.

“WinVest PIPE Shares” means the WinVest BVI Ordinary Shares newly issued as part of the PIPE Financing pursuant to the WinVest Subscription Agreement.

“WinVest Subscription Agreement” means a subscription agreement by and between WinVest BVI and a PIPE Investor, between the Execution Date and the Closing, to purchase WinVest BVI Ordinary Shares.

“WinVest Units” means the units sold in WinVest’s initial public offering, each of which consists of one share of WinVest Common Stock, one Public Warrant and one Right.

“Xtribe BVI Ordinary Shares” means Xtribe BVI Ordinary Shares, no par value per share, of Xtribe BVI.

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“Xtribe Financing Stock Consideration” means a number of WinVest BVI Ordinary Shares equal to the quotient of (a) the Aggregate Xtribe Financing Proceeds, divided by (b) $10.00.

“Xtribe Board” means the Board of Directors of Xtribe PLC.

“Xtribe” means Xtribe (BVI), Ltd., a British Virgin Islands business company registered with company number 2157137 and a wholly-owned subsidiary of Xtribe PLC.

“Reincorporation Merger” means the merger of Xtribe BVI with and into WinVest BVI.

“Reincorporation Merger Effective Time” means such date as the Reincorporation Plan of Merger is duly registered by the Registrar (or such later time as may be agreed by each of the parties hereto and specified in such Reincorporation Certificate of Merger and plan of merger in accordance with the BVI Companies Act).

“Xtribe PIPE Shares” means the Xtribe BVI Ordinary Shares newly issued as part of the PIPE Financing pursuant to the Xtribe Subscription Agreement.

“Xtribe PLC” means Xtribe P.L.C., a public limited company incorporated and registered in England and Wales with number 07878011 which is expected to undergo a voluntary strike-off on [_] pursuant to the Business Combination Agreement and the Contribution and Reorganization Agreement.

“Xtribe Subscription Agreement” means a subscription agreement by and between Xtribe PLC or Xtribe BVI and a PIPE Investor, between the Execution Date and the Closing, to purchase Xtribe BVI Ordinary Shares.

“Xtribe Support Agreement” means the Voting and Support Agreement, dated May 9, 2024, by and between WinVest, Xtribe PLC, Xtribe LLC and certain equityholders of Xtribe PLC who became holders of Xtribe BVI Ordinary Shares upon the consummation of the Pre-Closing Reorganization.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, and the financial condition, results of operations, earnings outlook and prospects of WinVest and/or Xtribe and may include statements for the period following the consummation of the Business Combination. Forward-looking statements appear in a number of places in this joint proxy statement/prospectus including, without limitation, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Xtribe” and “Information About Xtribe.” In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of WinVest and Xtribe as applicable and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by WinVest and the following:

●	Xtribe’s independent auditors have expressed substantial doubt about its ability to continue as a going concern, which may hinder its ability to continue as a going concern and its ability to obtain future financing;
●	Xtribe commenced initial operations in May 2014 and has a limited operating history;
●	Xtribe’s limited operating history does not afford investors a sufficient history on which to base an investment decision;
●	Xtribe has no profitable operating history and may never achieve profitability;
●	Xtribe may be unable to complete its expansion plans if it does not raise sufficient funds;
●	Xtribe is dependent on its management, without whose services business operations could cease;
●	Xtribe’s officers and directors may not be subject to service of process or the subject to the bringing of or enforcement of actions against them due to their residency outside the United States;
●	Lack of additional working capital may cause curtailment of any expansion plans while raising of capital through sale of equity securities would dilute existing stockholders’ percentage of ownership;
●	Xtribe does not presently have a traditional credit facility with a financial institution. This absence may adversely affect operations.
●	Xtribe’s inability to successfully achieve a critical mass of revenues could adversely affect its financial condition;
●	Xtribe will need to increase the size of its organization, and may experience difficulties in managing growth;
●	Xtribe may not have adequate internal accounting controls and internal controls may not be adequate;
●	Xtribe may not have adequate insurance coverage;
●	Xtribe is subject to numerous laws and regulations that can adversely affect the cost, manner or feasibility of doing business;
●	Management will have broad discretion as to the use of proceeds from the Business Combination, and may not use the proceeds effectively;
●	You may experience future dilution as a result of future equity offerings and other issuances of New WINV Ordinary Shares or other securities;
●	If the market does not accept or embrace Xtribe’s applications and services, the business may fail;
●	Substantial and increasingly intense competition worldwide in ecommerce may harm Xtribe’s business;
●	If Xtribe cannot keep pace with rapid technological developments or continue to innovate and create new initiatives to provide new programs, products and services, the use of its products and revenues could decline;
●	Xtribe may be unable to adequately protect or enforce its intellectual property rights;
●	Failure to deal effectively with fraudulent activities on Xtribe’s platforms would harm the business;
●	Xtribe’s business is subject to online security risks, including security breaches and cyberattacks; or
●	Xtribe’s business is subject to extensive and increasing government regulation and oversight, which could adversely impact its business.
●	WinVest’s ability to successfully complete the Business Combination;
●	the Sponsor, and members, directors and executive officers of WinVest and their respective affiliates and associates have interests in and arising from the Business Combination that are different from, or in addition to (and which may conflict with) the interests of the WinVest’s stockholders, which could result in a real or perceived conflict of interest;

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●	failure to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of New WINV to grow and manage growth profitably, maintain relationships with members and suppliers and retain its management and key employees;
●	the recent issuance by the SEC of final rules to regulate special purpose acquisition companies;
●	the risk of being deemed an “investment company” for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”);
●	the volatility of the market price and liquidity of the WinVest Common Stock issued as part of the business combination;
●	the possibility that WinVest may liquidate the securities held in the Trust Account to avoid being deemed an investment company;
●	the delisting of WinVest’s securities from Nasdaq or an inability to have New WINV securities listed on Nasdaq following the business combination;
●	WinVest’s ability to develop and maintain an effective system of internal control over financial reporting and to accurately report financial results in a timely manner;
●	WinVest’s use of proceeds not held in the Trust Account or available to it from interest income on the Trust Account balance; or
●	WinVest’s financial performance;
●	the financial condition of New WINV and the price of New WINV Ordinary Shares following the Business Combination;
●	the market price of New WINV Ordinary Shares is likely to be highly volatile, and you may lose some or all of your investment;
●	New WINV’s success in retaining or recruiting, or changes required in, New WINV’s officers, key employees or directors following the initial business combination;
●	there can be no guarantees as to whether an active, liquid and orderly trading market will develop for New WINV Ordinary Shares or what the market price of its New WINV Ordinary Shares will be and, as a result, it may be difficult to sell New WINV Ordinary Shares;
●	the lack of a market for New WINV’s securities;

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of WinVest and Xtribe prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to WinVest, Xtribe or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, WinVest and Xtribe undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

ENFORCEMENT OF CIVIL LIABILITIES

After the consummation of the Business Combination, WinVest BVI will be a business company with limited liability incorporated under the laws of the British Virgin Islands. Incorporation in the British Virgin Islands is advantageous because of certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include, but are not limited to, the following: (i) the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors; and (ii) British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Certain of the individuals who may be directors and executive officers of WinVest, Xtribe and New WINV, and certain experts named in this proxy statement/prospectus, reside outside of the United States. All or a substantial portion of the assets of such individuals and of Xtribe and New WINV may be located outside of the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon such individuals, Xtribe or New WINV, or to enforce against such individuals, Xtribe or New WINV in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States.

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There is uncertainty as to whether the courts of BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in BVI against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the federal or state courts of the United States, in certain circumstances a judgment obtained in such jurisdiction may be recognized and enforced in the courts of the British Virgin Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the High Court of the British Virgin Islands, provided:

(a)	such judgment is given by a foreign court of competent jurisdiction and such foreign court had proper jurisdiction over the parties subject to such judgment;

(b)	such judgment imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	such judgment is final;

(d)	no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the British Virgin Islands;

(e)	such judgment is not in respect of taxes, a fine, a penalty or similar fiscal or revenue obligations of the company; or

(f)	such judgment was not obtained in a fraudulent manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the British Virgin Islands.

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QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following are answers to some questions that you, as a stockholder of WinVest, may have regarding the Proposals being considered at the Meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Proposals and the other matters being considered at the Meeting. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus.

Q:	What is the purpose of this document?

WinVest, WinVest BVI, Xtribe and Xtribe BVI have agreed to the Business Combination under the terms of the Business Combination Agreement, which is attached to this proxy statement/prospectus as Annex A, and is incorporated into this proxy statement/prospectus by reference. The WinVest Board is soliciting your proxy to vote for the Business Combination and other Proposals at the Meeting because you owned WinVest Common Stock at the close of business on , 2024, the Record Date for the Meeting, and are therefore entitled to vote at the Meeting. This proxy statement/prospectus summarizes the information that you need to know in order to cast your vote. We urge you to carefully read this proxy statement/prospectus and the Business Combination Agreement in their entirety.

This document constitutes a proxy statement of WinVest and a prospectus of New WinVest and Xtribe BVI. It is a proxy statement because the WinVest Board is soliciting proxies from its stockholders using this proxy statement/prospectus. It is a prospectus because New WINV, in connection with the Business Combination, is offering New WINV Ordinary Shares and Earnout Rights to be issued in connection with the Business Combination to Xtribe’s equityholders under the Business Combination Agreement, New WINV Ordinary Shares deemed sold to holders of WinVest Common Stock, and New Warrants deemed distributed to holders of Warrants and the Warrant Shares underlying the New Warrants as of the relevant time as described in this proxy statement/prospectus. Please see the section titled “Proposal 2 - The Business Combination Proposal.

YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO SUBMIT YOUR PROXY AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES.

Q:	Why is WinVest proposing the Business Combination?

A:	WinVest is a blank check company incorporated on March 1, 2021 as a Delaware corporation for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Based on WinVest’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

Based on its due diligence investigations of Xtribe and the industry in which it operates, including the information provided by Xtribe in the course of negotiations, the WinVest Board believes that Xtribe meets the general criteria and guidelines listed in its IPO registration statement on Form S-1. See “Proposal 2 - The Business Combination Proposal - WinVest Board’s Reasons for the Approval of the Business Combination.”

Although the WinVest Board believes that the Business Combination with Xtribe presents a unique business combination opportunity and is in the best interests of WinVest and its stockholders, the WinVest Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the sections titled “Proposal 2 - The Business Combination Proposal - WinVest Board’s Reasons for the Approval of the Business Combination” and “Risk Factors - Risks Related to WinVest’s Business and the Business Combination.”

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Q:	What is being voted on?

A:	Below are the Proposals that the WinVest stockholders are being asked to vote on:

●	Proposal 1 - The Reincorporation Merger Proposal to consider and vote upon a proposal to approve the merger of WinVest with and into WinVest BVI, its wholly owned subsidiary, with WinVest BVI surviving the merger (the “Reincorporation Merger”), and the plan of merger for the Reincorporation Merger (the “Reincorporation Plan of Merger”), and the transactions contemplated thereunder. The merger will change WinVest’s place of incorporation from Delaware to the British Virgin Islands. This Proposal is referred to as the “Reincorporation Merger Proposal” or “Proposal 1.”

●	Proposal 2 - The Business Combination Proposal to consider and vote upon a proposal to approve the transactions comprising the Business Combination (other than the Reincorporation Merger) contemplated under the Amended and Restated Business Combination Agreement, dated as of September 16, 2024 (as amended and restated, the “Business Combination Agreement”), by and among WinVest, WinVest (BVI) Ltd., a British Virgin Islands business company registered with company number 2157117 and a wholly owned subsidiary of WinVest (“WinVest BVI”), Xtribe P.L.C., a public limited company incorporated and registered in England and Wales with number 07878011 (“Xtribe PLC”) and Xtribe (BVI) Ltd., a British Virgin Islands business company registered with company number 2157137 and a wholly-owned subsidiary of Xtribe PLC (“Xtribe BVI”), a copy of which is attached to this proxy statement/prospectus as Annex A. This Proposal is referred to as the “Business Combination Proposal” or “Proposal 2.”

●	Proposals 3 - The Nasdaq Proposal to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, for purposes of complying with Nasdaq Listing Rules 5635(a) and (b), the issuance of more than 20% of the issued and outstanding WinVest Common Stock and the resulting change in control in connection with and upon the consummation of the Business Combination which, if approved, would take effect at the time of the Closing. This Proposal is referred to as the “Nasdaq Proposal” or “Proposal 3.”

●	Proposals 4A-4C - The Governance Proposal to consider and vote upon a proposal to approve and adopt certain differences in the governance provisions set forth in the proposed Memorandum and Articles of Association of New WINV (the “Proposed Articles of Association”), a copy of which is attached to this proxy statement/prospectus as Annex B, as compared to our Current Charter, which are being presented in accordance with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) as separate sub-proposals. This Proposal is referred to as the “Governance Proposal,” “Proposal 4” or “Proposals 4A-4C.”

●	Proposal 5 - The Adjournment Proposal to consider and vote upon a proposal to approve the adjournment of the Meeting by the chairman thereof to a later date, if necessary, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the foregoing Proposals, in the event WinVest does not receive the requisite stockholder vote to approve Proposal 1, Proposal 2, Proposal 3, Proposal 4 and Proposal 5 or if the WinVest Board determines before the Meeting that it is not necessary or no longer desirable to proceed with the Proposals. This Proposal is referred to as the “Adjournment Proposal” or “Proposal 5.”

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Q:	What vote is required to approve the Proposals?

A:

Approval of the Reincorporation Merger Proposal and the Governance Proposal will require the affirmative vote of a majority of the outstanding shares of WinVest Common Stock. Approval of the Business Combination Proposal will require the affirmative vote of a majority of the outstanding shares of WinVest Common Stock present and entitled to vote at the Meeting. Approval of the Nasdaq Proposal and the Adjournment Proposal will each require the affirmative vote by a majority of the votes cast by the stockholders present in person or represented by proxy at the Meeting and entitled to vote thereon.

Abstentions will count as votes against the Reincorporation Merger Proposal, the Business Combination Proposal and the Governance Proposal. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast on the Nasdaq Proposal or the Adjournment Proposal at the Meeting and will have no effect on the outcome of the vote.

All Proposals to be presented at the Meeting are “non-routine” matters and, therefore, there will be no “broker non-votes” for these Proposals.

Q:	Are any of the Proposals conditioned on one another?

A:	Approval of the Reincorporation Merger Proposal, Business Combination Proposal and the Nasdaq Proposal (the “Condition Precedent Proposals”) are each cross-conditioned on the approval of each other. It is important for you to note that in the event that the Reincorporation Merger Proposal, Business Combination Proposal or the Nasdaq Proposal is not approved, WinVest will not consummate the Business Combination. If WinVest does not consummate the Business Combination and fails to complete an initial business combination by December 17, 2024, WinVest will be required to dissolve and liquidate, unless we seek stockholder approval to amend our Current Charter to extend the date by which the Business Combination may be consummated. The Governance Proposal is conditioned on approval of the Condition Precedent Proposals.

Q:	What are the recommendations of the WinVest Board?

A:

The WinVest Board believes that the Business Combination Proposal and the other Proposals to be presented at the Meeting are in the best interest of WinVest and recommends that its stockholders vote “FOR” the Reincorporation Merger Proposal, “FOR” the Business Combination Proposal, “FOR” the Nasdaq Proposal, “FOR” each of the separate Governance Proposals, and “FOR” the Adjournment Proposal, in each case, if presented to the stockholders at the Meeting.

The existence of financial and personal interests of one or more of WinVest’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of WinVest and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, the Sponsor and WinVest’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “Proposal 2 - The Business Combination Proposal - Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

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Q:	What will happen in the Business Combination?

A:	Prior to closing the Business Combination, WinVest will merge with and into WinVest BVI and WinVest BVI shall continue as the surviving company (the “Reincorporation Merger”). Subsequently, at the Business Combination Closing, Xtribe BVI will merge with and into WinVest BVI (the “Acquisition Merger”), with WinVest BVI surviving such merger as the surviving entity. In connection with the Business Combination, the cash held in the Trust Account after giving effect to any redemption of shares by WinVest’s public stockholders will be used to pay certain fees and expenses in connection with the Business Combination, and for working capital and general corporate purposes. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Q:	How will the Sponsor vote?

A:	Pursuant to a letter agreement, the Sponsor agreed to vote the shares of WinVest Common Stock held by it in favor of the Business Combination Proposal and related proposals (such letter agreement, the “Sponsor Support Agreement”). As of , 2024, a total of 2,537,424 shares of WinVest Common Stock, or approximately 75.4% of the outstanding shares were subject to the Sponsor Support Agreement. As a result, no WinVest Common Stock held by the public stockholders will need to be present in person by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the Business Combination Proposal is conditioned on the approval of the Reincorporation Merger Proposal, which requires the vote of a majority of the outstanding shares of WinVest Common Stock, assuming only the minimum number of shares of WinVest Common Stock to constitute a quorum is present, no WinVest Common Stock held by the public stockholders must be voted in favor of the Business Combination Proposal, the Reincorporation Proposal or the Nasdaq Proposal for them to be approved.

Q:	How many votes do I and others have?

A:	You are entitled to one vote for each share of WinVest Common Stock that you held as of the Record Date. As of the close of business on the Record Date, there are _____ outstanding shares of WinVest Common Stock.

Q:	What is the consideration being paid to Xtribe security holders?

A:	Upon the consummation of the Business Combination, each Xtribe security holder that was a holder of Xtribe BVI Ordinary Shares immediately prior to the effectiveness of the Business Combination will receive, in exchange for their shares of Xtribe BVI Ordinary Shares, the right to receive a number of New WINV Ordinary Shares based on the Per Share Exchange Ratio, and, [except for the holders of Xtribe PIPE Shares,] the number of Earnout Rights equal to 6,000,000 divided by the number of Xtribe BVI Ordinary Shares outstanding immediately prior to the Acquisition Merger Effective Time. For additional information regarding the consideration payable under the Business Combination Agreement, see the section in this proxy statement/prospectus titled “Proposal 2 - The Business Combination Proposal - The Business Combination Agreement - Consideration to be Received in the Business Combination.”

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Q:	Did the WinVest Board obtain a third-party valuation or opinion in determining whether or not to proceed with the Business Combination?

A:	The WinVest Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Additionally, the WinVest Board did not prepare, or engage a third party to prepare, any comparable company analysis of Xtribe or otherwise obtain a third-party valuation of Xtribe. In analyzing the Business Combination, the WinVest Board conducted significant due diligence on Xtribe. For a complete discussion of the due diligence conducted by WinVest, and the factors utilized by the WinVest Board in approving the Business Combination, see the sections titled, “The Business Combination - Background of the Business Combination” and “The Business Combination - The WinVest Board’s Reasons for the Approval of the Business Combination.” Accordingly, investors will be relying on the judgment of the WinVest Board as described above without the benefit of a third-party valuation or fairness opinion and assuming the risk that WinVest and the WinVest Board may not have properly valued such business.

Q:	What equity stake will current equityholders of WinVest and Xtribe hold in New WINV after the closing?

A:

Assuming no redemptions, upon completion of the Business Combination, WinVest’s public stockholders (including rights holders) will retain an ownership interest of approximately [_]% in New WINV, the Initial Shareholders (including the Sponsor) will retain an ownership interest of approximately [_]% of New WINV and the Xtribe equityholders will own approximately [_]% of New WINV.

The ownership percentage with respect to New WINV [includes the issuance of [_] Xtribe PIPE Shares and WinVest PIPE Shares] and does not take into account (i) the redemption of any WinVest Common Stock by the WinVest public stockholders, (ii) the issuance of any additional shares upon the closing of the Business Combination upon exercise of the New Warrants or under the Incentive Plan or (iii) the issuance of Earnout Shares pursuant to the term of the Earnout Rights. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the WinVest stockholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information” and “Risk Factors - Risks Relating to Ownership of New WINV’s Common Stock Following the Business Combination - The market price and trading volume of New WINV Ordinary Shares and New WINV Public Warrants may be highly volatile and could decline significantly following the Business Combination.”

Q:	Do any of WinVest’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?

A:	In considering the recommendation of the Board to approve the Business Combination Agreement, WinVest stockholders should be aware that certain WinVest executive officers and directors may be deemed to have interests in the Business Combination that are different from, or in addition to, those of WinVest stockholders generally. These interests, which may create actual or potential conflicts of interest, are, to the extent material, described in the section titled “Proposal 2 - The Business Combination Proposal - Interests of Certain Persons in the Business Combination” beginning on page 115.

Q:	Are there any arrangements to help ensure that WinVest will have sufficient funds, together with the proceeds in its Trust Account, to consummate the Business Combination?

A:	To the extent not utilized to consummate the Business Combination and to pay expenses related thereto, the proceeds from the Trust Account will be used for general corporate purposes, including, but not limited to, working capital for operations, capital expenditures and future acquisitions.

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Q:	When and where is the Meeting?

A:	We will hold the Meeting virtually. You can participate in the virtual Meeting as described in the section titled “The Meeting.”

Q:	Who may vote at the Meeting?

A:	Only holders of record of WinVest Common Stock as of the close of business on , 2024 may vote at the Meeting. As of , 2024, there were shares of WinVest Common Stock outstanding and entitled to vote. Please see “The Meeting - Record Date; Who is Entitled to Vote” for further information.

Q:	What is the quorum requirement for the Meeting?

A:	The holders of a majority of the WinVest Common Stock issued and outstanding as of the Record Date and entitled to vote at the Meeting must be present in person by virtual attendance or represented by proxy in order to hold the Meeting and conduct business. This is called a quorum. Shares of WinVest Common Stock will be counted for purposes of determining if there is a quorum if the stockholder (i) is present and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, stockholders representing a majority of the votes present in person or represented by proxy at such meeting may adjourn the meeting until a quorum is present.

Q:	Am I required to vote against the Business Combination Proposal in order to have my public stock redeemed?

A:	No. You are not required to vote against the Business Combination Proposal in order to have the right to demand that WinVest redeem your public stock for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account (including interest earned on their pro rata portion of the Trust Account, net of taxes payable). These rights to demand redemption of public stock for cash are sometimes referred to herein as “redemption rights”. If the Business Combination is not completed, holders of public stock electing to exercise their redemption rights will not be entitled to receive such payments and their public stock will be returned to them.

Q:	How do I exercise my redemption rights?

A:	Public stockholders may seek to have their public stock redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of WinVest Common Stock as of the Record Date. Any public stockholder who holds public stock on or before , 2024 (two business days before the Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

If you are a public stockholder and you seek to have your public stock redeemed, you must (i) demand, no later than 5:00 p.m., Eastern Time on , 2024 (at least two business days before the Meeting), that WinVest redeem your shares into cash; and (ii) submit your request in writing to Continental, at the address listed at the end of this section and deliver your shares (and/or share certificates (if any) and other redemption forms) to Continental physically or electronically using The Depository Trust Company’s (“DTC”) DWAC (Deposit/Withdrawal at Custodian) System at least two business days before the Meeting.

Any corrected or changed written demand of redemption rights must be received by Continental two business days before the Meeting. No demand for redemption will be honored unless the holder’s shares (and/or share certificates (if any) and other redemption forms) have been delivered (either physically or electronically) to Continental at least two business days before the Meeting.

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The actual per share redemption price will be equal to the aggregate amount then on deposit in the Trust Account (and including interest earned on their pro rata portion of the Trust Account, net of taxes payable), divided by the number of WinVest Common Stock underlying the WinVest Units sold in the IPO. Please see the section titled “The Meeting - Redemption Rights” for the procedures to be followed if you wish to redeem your Public Stock for cash.

Q:	What do I need to do now?

A:	You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How can I vote?

A:

If you are a stockholder of record, you may vote online at the virtual Meeting or vote by proxy using the enclosed proxy card, the Internet or telephone. Whether or not you plan to participate in the Meeting, we urge you to vote by proxy to ensure your vote is counted. Even if you have already voted by proxy, you may still attend the virtual Meeting and vote online, if you choose.

To vote online at the virtual Meeting, follow the instructions below under “How may I participate in the virtual Meeting?”

To vote using the proxy card, please complete, sign and date the proxy card and return it in the prepaid envelope. If you return your signed proxy card before the Meeting, we will vote your shares as you direct.

To vote via the telephone, you can vote by calling the telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded.

To vote via the Internet, please follow the instructions on your proxy card. Please have your proxy card handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day until 11:59 p.m. Eastern Time on    , 2024. After that, telephone and Internet voting will be closed, and if you want to vote your shares, you will either need to ensure that your proxy card is received before the date of the Meeting or attend the virtual Meeting to vote your shares online.

If your shares are registered in the name of your broker, bank or other agent, you are the “beneficial owner” of those shares and those shares are considered as held in “street name.” If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than directly from us. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided.

If you plan to vote at the virtual Meeting, you will need to contact Continental at the phone number or email below to receive a control number and you must obtain a legal proxy from your broker, bank or other nominee reflecting the number of shares of WinVest Common Stock you held as of the Record Date, your name and email address. You must contact Continental for specific instructions on how to receive the control number. Please allow up to 48 hours prior to the meeting for processing your control number.

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After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to proxy@continentalstock.com. Requests for registration should be directed to Continental at (917) 262-2373 or email proxy@continentalstock.com. Requests for registration must be received no later than 5:00 p.m., Eastern Time, on , 2024.

You will receive a confirmation of your registration by email after we receive your registration materials. We encourage you to access the Meeting prior to the start time leaving ample time for the check in.

Q:	How may I participate in the virtual Meeting?

A:	If you are a stockholder of record as of the Record Date for the Meeting, you should receive a proxy card from Continental, containing instructions on how to attend the virtual Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at (917) 262-2373 or email [ ].

You can pre-register to attend the virtual Meeting starting on , 2024. Go to https:[ ], enter the control number found on your proxy card you previously received, as well as your name and email address. Once you pre-register you can vote or enter questions in the chat box, if applicable. At the start of the Meeting you will need to re-log into https:[ ] using your control number.

If your shares are held in street name, and you would like to join and not vote, Continental will issue you a guest control number. Either way, you must contact Continental for specific instructions on how to receive the control number. Please allow up to 72 hours prior to the meeting for processing your control number.

Q:	Who can help answer any other questions I might have about the virtual Meeting?

A:	If you have any questions concerning the virtual Meeting (including accessing the meeting by virtual means) or need help voting your WinVest Common Stock, please contact Continental at (917) 262-2373 or email [ ].

The Notice of Special Meeting, proxy statement/prospectus and form of Proxy Card are available at: https: [ ].

Q:	If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:	No. If you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any Proposal for which your broker does not have discretionary authority to vote. If a Proposal is determined to be discretionary, your broker, bank or other holder of record is permitted to vote on the Proposal without receiving voting instructions from you. If a Proposal is determined to be non-discretionary, your broker, bank or other holder of record is not permitted to vote on the Proposal without receiving voting instructions from you. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a non-discretionary proposal because the holder of record has not received voting instructions from the beneficial owner.

Each of the Proposals to be presented at the Meeting is a non-discretionary proposal. Accordingly, if you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any of the Proposals.

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Q:	What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:	WinVest will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Meeting. For purposes of approval, abstentions will count as votes against the Reincorporation Merger Proposal, the Business Combination Proposal, and the Governance Proposal at the Meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast on the Nasdaq Proposal or the Adjournment Proposal at the Meeting and will have no effect on the outcome of the vote.

Q.	How will a broker non-vote impact the results of each proposal?

A.	All proposals presented at the Meeting are “non-routine” matters and, therefore, there will be no “broker non-votes” for these Proposals.

Q:	If I am not going to attend the Meeting, should I return my proxy card instead?

A:	Yes. Whether you plan to attend the Meeting virtually or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	How can I submit a proxy?

A:	You may submit a proxy by (a) visiting https:[ ] and following the on screen instructions (have your proxy card available when you access the webpage) or (b) submitting your proxy card by mail by using the previously provided self-addressed, stamped envelope.

Q:	Can I change my vote after I have mailed my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the virtual Meeting in person and casting your vote or by voting again by the telephone or Internet voting options described below, or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Meeting. If you hold your shares of WinVest Common Stock through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to WinVest’s proxy solicitor at:

Sodali & Co

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Tel: (800) 662-5200 (toll-free) or

(banks and brokers can call collect at (203) 658-9400)

Email: WINV.info@investor.sodali.com

Unless revoked, a proxy will be voted at the virtual Meeting in accordance with the stockholder’s indicated instructions. In the absence of instructions, proxies will be voted FOR each of the Proposals.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular Proposal, the WinVest Common Stock represented by your proxy will be voted in favor of each Proposal. Proxy cards that are returned without a signature will not be counted as present at the Meeting and cannot be voted.

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Q:	Who will solicit the proxies and pay the cost of soliciting proxies for the Meeting?

A:	WinVest will pay the cost of soliciting proxies for the Meeting. WinVest has engaged Sodali & Co (“Sodali”) to assist in the solicitation of proxies for the Meeting. WinVest has agreed to pay Sodali a fee of $[_], plus disbursements, and will reimburse Sodali for its reasonable out-of-pocket expenses and indemnify Sodali and its affiliates against certain claims, liabilities, losses, damages, and expenses. WinVest will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of WinVest Common Stock for their expenses in forwarding soliciting materials to beneficial owners of WinVest Common Stock and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What happens if I sell my shares before the Meeting?

A:	The Record Date for the Meeting is earlier than the date of the Meeting, as well as the date that the Business Combination is expected to be consummated. If you transfer your shares of WinVest Common Stock after the Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Meeting, but will transfer ownership of the shares and will not hold an interest in New WINV after the Business Combination is consummated.

Q:	When is the Business Combination expected to occur?

A:	Assuming the requisite regulatory and stockholder approvals are received, WinVest expects that the Business Combination will occur as soon as possible following the Meeting; however, (i) such meeting could be adjourned if the Adjournment Proposal is adopted by our stockholders at the Meeting and we elect to adjourn the Meeting to a later date or dates to permit further solicitation and votes of proxies if, based upon the tabulated vote at the time of the Meeting, there are insufficient shares represented (either in person or by proxy) to approve any of the Proposals, and (ii) the Closing will not occur until all conditions set forth in the Business Combination Agreement are satisfied or waived. For a description of the conditions for the completion of the Business Combination, see “Proposal 2 - The Business Combination Proposal - The Business Combination Agreement.”

Q:	Are Xtribe’s equityholders required to approve the Business Combination?

A:	Yes. The Xtribe equityholders are required to also approve the Business Combination and will do so via a separate consent process under UK law and the British Virgin Islands Companies Act.

Q:	Are there risks associated with the Business Combination that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the Business Combination and other transactions contemplated by the Business Combination Agreement, that are discussed in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 41 of this proxy statement/prospectus.

Q:	May I seek statutory appraisal rights or dissenters’ rights with respect to my shares?

A:	No. Neither WinVest stockholders nor warrant holders nor rights holders have appraisal or dissenters’ rights in connection with the Business Combination under the DGCL. For additional information, see the section titled “The Meeting - Appraisal Rights.”

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Q.	What conditions must be satisfied to complete the Business Combination?

A.	There are a number of closing conditions in the Business Combination Agreement, including receipt of certain regulatory approvals and the approval by the equityholders of WinVest and Xtribe of the Business Combination and related agreements and transactions.

For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, please see the section titled “Proposal 2 - The Business Combination Proposal - Conditions to the Closing of the Business Combination.”

Q:	What happens if the Business Combination is not consummated?

A:	If WinVest does not consummate the Business Combination by December 17, 2024, then pursuant to Article VI of its Current Charter, WinVest’s directors and officers must take all actions necessary in accordance with DGCL to dissolve and liquidate WinVest as soon as reasonably possible. Following dissolution, WinVest will no longer exist as a company. In any liquidation, the funds held in the Trust Account, plus any interest earned thereon (net of taxes payable and up to $100,000 of interest to pay dissolution expenses), together with any remaining out-of-trust net assets, will be distributed pro-rata to holders of WinVest Common Stock who acquired such shares in the IPO or in the aftermarket. The estimated consideration that each public stockholder would be paid at liquidation would be approximately $ per share for stockholders based on amounts on deposit in the Trust Account as of , 2024. The closing price of our WinVest Common Stock on the Nasdaq Capital Market as of , 2024 was $ . The Sponsor and other Initial Shareholders waived the right to any liquidation distribution with respect to any shares of WinVest Common Stock held by them.

Q:	What happens to the funds deposited in the Trust Account following the Business Combination?

A:	Following the closing of the Business Combination, holders of public stock exercising redemption rights will receive their per share redemption price out of the funds in the Trust Account. The balance of the funds will be released to New WINV to fund working capital needs of New WINV. As of , 2024, there was approximately $ in the Trust Account. WinVest estimates that approximately $ per share of public stock will be paid to the public stockholders exercising their redemption rights.

Q:	Who will manage New WINV after the Business Combination?

A:	All of the officers and certain of the directors of WinVest will resign in connection with the consummation of the Business Combination. For information on the anticipated management of New WINV, see the section titled “Directors and Executive Officers of New WINV after the Business Combination” in this proxy statement/prospectus.

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Q:	Will holders of WinVest securities be subject to U.S. federal income tax on the New WINV securities received in the Reincorporation Merger?

A:	As discussed more fully under “Material U.S. Federal Income Tax Considerations,” the Reincorporation Merger is intended to qualify as a “reorganization” within the meaning of Section 368 of the Code and cause New WINV to be treated as a U.S. corporation under Section 7874 of the Code. However, the provisions of the Code that govern outbound reorganizations are complex, and there is limited guidance as to their application in the context of a transaction or series of transactions like those contemplated by the Business Combination. Accordingly, there can be no assurances that the Reincorporation Merger will qualify as an “reorganization” within the meaning of Section 368 of the Code and cause New WINV to be treated as a U.S. corporation. If the Reincorporation Merger so qualifies, then a U.S. Holder (as defined in Material U.S. Federal Income Tax Considerations) that is deemed to exchange WinVest securities (as a Delaware corporation) for New WINV securities (as continued to the British Virgin Islands) following the Reincorporation Merger in pursuance of the plan of reorganization should not recognize capital gain or loss on the deemed exchange. Each such U.S. holder will have the same aggregate basis in its New WINV securities after the Reincorporation Merger as such U.S. holder had in the corresponding WinVest securities immediately prior to the Reincorporation Merger. Such U.S. holder’s holding period in the New WINV securities immediately following the Reincorporation Merger will include such U.S. holder’s holding period in the corresponding WinVest securities immediately prior to the Reincorporation Merger. However, if Section 7874 of the Code were to not cause New WINV to be treated as a U.S. corporation, then Section 367(a) of the Code would result in the Reincorporation Merger being a taxable transaction. In such case, there can be no assurances that U.S. Holders of WinVest would not be subject to any adverse tax consequences.

Q:	Will holders of Xtribe BVI Ordinary Shares be subject to U.S. federal income tax on the New WINV Ordinary Shares received in the Acquisition Merger?

A:	As discussed more fully under “Material U.S. Federal Income Tax Considerations,” the Acquisition Merger should qualify as a “reorganization” within the meaning of Section 368 of the Code. However, the provisions of the Code that govern reorganizations are complex, and there is limited guidance as to their application in the context of a transaction or series of transactions like those contemplated by the Business Combination. Accordingly, the qualification of the Acquisition Merger as an “reorganization” within the meaning of Section 368 of the Code is not entirely clear. If the Acquisition Merger so qualifies, then a U.S. Holder (as defined in Material U.S. Federal Income Tax Considerations) will be subject to Section 367(b) of the Code and, as a result:

●	a U.S. Holder whose Xtribe BVI Ordinary Shares have a fair market value of less than $50,000 on the date of the Acquisition Merger and who on the date of the Acquisition Merger owns (actually and constructively) less than 10% of the total combined voting power of all classes of Xtribe BVI stock entitled to vote and less than 10% of the total value of all classes of Xtribe BVI stock will generally not recognize any gain or loss and will generally not be required to include any part of Xtribe BVI’s earnings in income pursuant to the Acquisition Merger;

●	a U.S. Holder whose Xtribe BVI Ordinary Shares have a fair market value of $50,000 or more on the date of the Acquisition Merger, but who on the date of the Acquisition Merger owns (actually and constructively) less than 10% of the total combined voting power of all classes of Xtribe BVI stock entitled to vote and less than 10% of the total value of all classes of Xtribe BVI stock will generally recognize gain (but not loss) on the exchange of Xtribe BVI Ordinary Shares for New WINV Ordinary Shares pursuant to the Acquisition Merger. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amounts,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their Xtribe BVI Ordinary Shares, provided certain other requirements are satisfied. Xtribe BVI does not expect to have significant cumulative earnings and profits on the date of the Acquisition Merger; and

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●	a U.S. Holder who on the date of the Acquisition Merger owns (actually and constructively) 10% or more of the total combined voting power of all classes of Xtribe BVI stock entitled to vote or 10% or more of the total value of all classes of Xtribe BVI stock will generally be required to include in income as a dividend the “all earnings and profits amount,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Xtribe BVI Ordinary Shares, provided certain other requirements are satisfied. Any U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code.

If the Acquisition Merger does not qualify as a reorganization, then a U.S. Holder that exchanges its Xtribe BVI Ordinary Shares for New WINV Ordinary Shares will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the New WINV Ordinary Shares received and (ii) the U.S. Holder’s adjusted tax basis in the Xtribe BVI Ordinary Shares exchanged.

Additionally, the Acquisition Merger may cause Non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations”) to become subject to U.S. federal income withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s shares of Xtribe BVI Ordinary Shares after the Acquisition Merger.

For a more detailed discussion of certain U.S. federal income tax consequences of the Acquisition Merger, see “Material U.S. Federal Income Tax Considerations” in this proxy statement/consent solicitation statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Acquisition Merger.

Q:	Who can help answer my questions?

A:	If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact WinVest’s proxy solicitor at:

Sodali & Co

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Tel: (800) 662-5200 (toll-free) or

(banks and brokers can call collect at (203) 658-9400)

Email: WINV.info@investor.sodali.com

You may also obtain additional information about WinVest from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

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SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, WinVest encourages you to read carefully this entire proxy statement, including the Business Combination Agreement attached as Annex A. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of the redemption rights by WinVest’s stockholders.

The Parties to the Business Combination

WinVest Acquisition Corp.

WinVest was incorporated as a blank check company formed under the laws of the State of Delaware on March 1, 2021. WinVest was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. WinVest has neither engaged in any operations nor generated any revenue to date. Based on WinVest’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash. Immediately prior to the Closing, WinVest will have one wholly owned subsidiary, WinVest (BVI) Ltd., created on August 30, 2024.

On September 17, 2021, WinVest consummated its Initial Public Offering (the “IPO”) of 10,000,000 units (the “WinVest Units”), generating gross proceeds of $100,000,000 (before underwriting discounts and commissions and offering expenses). Simultaneously with the consummation of the IPO, WinVest completed the private sale of 10,000,000 warrants (the “Private Placement Warrants,” and together with the Public Warrants, the “Warrants”) at a price of $0.50 per Private Warrant to its Sponsor, generating gross proceeds of $5,000,000 (such sale, collectively with the sale of the Additional Private Placement Warrants (as defined below), the “Private Placement”).

WinVest’s underwriters fully exercised their over-allotment option and purchased an additional 1,500,000 WinVest Units (the “Over-Allotment Units”), generating gross proceeds of $15.0 million on September 27, 2021. Simultaneously with the sale of Over-Allotment Units, WinVest completed the private sale of an additional 900,000 Private Placement Warrants (the “Additional Private Placement Warrants”) to the Sponsor at a purchase price of $0.50 per Private Placement Warrants, generating gross proceeds of $450,000.

WinVest’s amended and restated certificate of incorporation (as amended, the “Certificate of Incorporation”) provided it until December 17, 2022 to complete an initial business combination; provided, however, that if it anticipated it may not be able to consummate an initial business combination by December 17, 2022, WinVest, by resolution of the WinVest Board, if requested by the Sponsor, could extend the period of time to consummate an initial business combination up to two times, each by an additional three months (up until June 17, 2023), subject to the deposit of additional funds into the Trust Account by the Sponsor or its affiliates or designees.

On November 30, 2022, WinVest held a special meeting of stockholders (the “November 2022 Extension Meeting”) to, among other things, approve an amendment to its Certificate of Incorporation to extend the date by which it must consummate an initial business combination (the “Termination Date”) from December 17, 2022 to January 17, 2023, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2023, by resolution of the WinVest Board, if requested by the Sponsor, until June 17, 2023, by causing $125,000 to be deposited into the Trust Account for each such extension (the “November 2022 Extension Amendment”). The stockholders approved the November 2022 Extension Amendment at the November 2022 Extension Meeting. In connection with the vote to approve the November 2022 Extension Amendment, the holders of 9,606,887 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.20 per share, for an aggregate redemption amount of approximately $98.0 million.

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On June 12, 2023, WinVest held a second special meeting of stockholders (the “June 2023 Extension Meeting”), at which the stockholders approved, among other things, (i) an amendment to WinVest’s Certificate of Incorporation (the “June 2023 Extension Amendment”) to extend the Termination Date from June 17, 2023 to July 17, 2023, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month (or such shorter period as may be requested by the Sponsor) after July 17, 2023, by resolution of its board of directors, if requested by the Sponsor, until December 17, 2023, by causing $65,000 to be deposited into the Trust Account for each such extension, and (ii) an amendment (the “Redemption Limitation Amendment”) to eliminate from the Certificate of Incorporation the limitation that WinVest may not consummate any business combination unless it has net tangible assets of at least $5,000,001 upon consummation of such business combination. The stockholders approved the June 2023 Extension Amendment at the June 2023 Extension Meeting. In connection with the vote to approve the June 2023 Extension Amendment, the holders of 627,684 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of $6,721,794.56.

On November 30, 2023, WinVest held a third special meeting of stockholders (the “November 2023 Extension Meeting”), at which the stockholders approved, among other things, an amendment to WinVest’s Certificate of Incorporation (the “November 2023 Extension Amendment”) to extend the Termination Date from December 17, 2023 to January 17, 2024, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2024, by resolution of the WinVest Board, if requested by the Sponsor, until June 17, 2024, by causing $55,000 to be deposited into the Trust Account for each such extension. The stockholders approved the November 2023 Extension Amendment at the November 2023 Extension Meeting. In connection with the vote to approve the November 2023 Extension Amendment, the holders of 122,306 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.81 per share, for an aggregate redemption amount of $1,322,518.

On June 3, 2024, WinVest held a fourth special meeting of stockholders (the “June 2024 Extension Meeting,” and together with the November 2022 Extension Meeting, the July 2023 Extension Meeting and the November 2023 Extension Meeting, the “Extension Meetings”), at which the stockholders approved, among other things, an amendment to WinVest’s Certificate of Incorporation (the “June 2024 Extension Amendment,” and together with the November 2022 Extension Amendment, the June 2023 Extension Amendment and the November 2023 Extension Amendment, the “Extension Amendments”) to extend the Termination Date from June 17, 2024 to July 17, 2024, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after July 17, 2024, by resolution of the WinVest Board, if requested by the Sponsor, until December 17, 2024, by causing $30,000 to be deposited into the Trust Account for each such extension. The stockholders approved the June 2024 Extension Amendment at the June 2024 Extension Meeting. In connection with the vote to approve the June 2024 Extension Amendment, the holders of 650,790 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $11.32 per share, for an aggregate redemption amount of $7,367,203.65. Following such redemptions, approximately $5,573,406.91 was left in the Trust Account and 492,333 shares of Public Stock remained outstanding.

Following the closing of WinVest’s Initial Public Offering (including the over-allotment option), a total of $116,150,000 ($10.10 per Unit) of the net proceeds from the Initial Public Offering and the Private Placement were placed in the Trust Account. The proceeds held in the Trust Account are held in an interest-bearing account. As of   , 2024, funds in the Trust Account totaled $  . These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, or up to $100,000 to pay dissolution expenses, until the earliest of (1) the completion of an initial business combination (including the Closing), (2) the redemption of any shares of Public Stock properly tendered in connection with a stockholder vote to amend WinVest’s Certificate of Incorporation (A) to modify the substance or timing of WinVest’s obligation to redeem 100% of WinVest’s outstanding Public Stock if it does not complete an initial business combination by the Termination Date or (B) with respect to any other material provisions of the Certificate of Incorporation relating to stockholders’ rights or pre-initial business combination activity which adversely affects the rights of holders of WinVest’s public stock and (3) the redemption of 100% of WinVest’s then outstanding public stock if WinVest is unable to complete an initial business combination by the Termination Date (or if such date is further extended at a duly called special meeting, such later date), subject to applicable law.

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As of   , 2024, WinVest had cash outside the Trust Account of $   available for its working capital needs. As of the date of this proxy statement/prospectus, there was approximately $   held in the Trust Account (including up to $   of accrued interest which WinVest can withdraw to pay dissolution expenses).

The WinVest Units, WinVest Common Stock, Public Warrants and Rights are currently listed on the Nasdaq Capital Market under the symbols “WINVU,” “WINV,” “WINVW,” and “WINVR,” respectively. The WinVest Units, WinVest Common Stock, Public Warrants and Rights commenced trading on the Nasdaq Capital Market separately on or about September 14, 2021.

WinVest’s principal executive offices are located at 125 Cambridgepark Drive, Suite 301, Cambridge, Massachusetts 02140 and our telephone number is (617) 658-3094.

Xtribe

References in this section to “Xtribe,” “we,” “us” or “our” refer to Xtribe PLC and its subsidiaries. We are a technology-driven platform that matches sellers of goods and services with local buyers.

Xtribe is a geo-marketplace platform founded by the Italian entrepreneur Enrico Dal Monte, who is experienced in banking & finance and Chief Executive Officer of Xtribe, together with Mattia Sistigu, an expert in digital marketing, which has focused its strategy on supporting the competitiveness and access to digital of micro-, small- and medium-sized businesses by facilitating the meeting between supply and demand and incentivizing and speeding up transactions between sellers and users within limited geographical areas.

On December 12, 2011, Xtribe was originally registered as a private limited company in the United Kingdom under the name MEC FOOD (UK) LTD, and on May 12, 2014, changed its name to XTRIBE Limited. On April 30, 2016, Xtribe became registered as a public limited company in the United Kingdom and changed its name to XTRIBE P.L.C.

Products and Services

Xtribe has developed “Xtribe”, a smartphone application that geo-locates products and services offered for sale or barter by private individuals and businesses and connecting them to geographically close potential customers. The application can be downloaded and used free of charge by both buyers and sellers. XTRIBE is a portable, personalized geo-marketplace, designed to fit in the pocket and is always open for business. Xtribe’s vision is to help give people the power to build community, nurture and build relationships, discover and connect through common interests, and create economic opportunity.

Transactions on the Xtribe platform are designed to be seamless and are commission-free, occurring directly between buyers and sellers without intermediaries. The app does not employ third-party payment systems and enables the parties themselves to determine payment and delivery arrangements. Sellers can tailor the app to showcase their business, while buyers can utilize filters to quickly discover additional purchasing opportunities. Xtribe’s revenue is generated from its B2B division, Xtribe Store, an optional feature on the otherwise free app, whereby businesses pay a monthly subscription fee in exchange for a suite of services – see the section in this proxy statement/prospectus titled “Information About Xtribe.”

Xtribe focuses its strategy on supporting competition and access to the digital marketplace for small- and medium-sized businesses, facilitating the meeting of supply and demand, and encouraging and accelerating transactions between sellers and buyers in surrounding geographical areas. Xtribe launched the platform in Italy in 2016 and has reached over 1 million downloads.

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The Xtribe application is available for download onto Apple and Android mobile devices at no cost to the user. Once a user has installed the app and established an account, they can immediately transact business and communicate with other Xtribe users.

As of the date of this proxy statement/prospectus, the Xtribe smartphone application is fully operational in Italy. Commercialization, advertising channels, and technology market readiness were tested during the spring of 2022 when more than 1 million sellers and buyers downloaded the app. The app can be downloaded through the iPhone App Store or through Google Play in the United States, although it does not yet have any US customers.

Xtribe’s application has several features:

●	Create and post ads on the app for any product or service, which are then viewable by other users on a geo-localized basis.

●	Upon opening the app, users see a map of the local area and location of other users in the area who are buying or selling goods or services.

●	Easy geo-localization of products and services in places other than the user’s physical location. For example, a real estate agency can geolocate its various properties exactly where they are sited, making it easy for buyers to search for properties in a specific area.

●	Geo-localization of mobile businesses, such as pop-up shops or street vendors.

In addition, while using the app, users can connect with each other in a social networking context, fostering communication and personal interactions that facilitate commerce. The app offers a comprehensive messaging system, supporting both written and voice messages.

●	Transactions can be completed in a direct and simple manner, without going through any middlemen. In addition, buyers can use the app to reach out to sellers and make offers to buy and/or barter with the seller and facilitate payment.

●	Sellers can tailor their listings to showcase goods and services, with the ability to upload photos directly from their smartphone or select from their existing photo catalog. Additionally, they can create engaging 60-second videos to describe their offerings, providing buyers with a more informed purchasing experience.

●	The application is available in two languages: Italian and English.

Xtribe’s application is fully developed and functional and may be downloaded in several countries, including the United States where a sales and marketing roll-out is planned for 2025. Xtribe thoroughly launched and tested the Italian market by promoting the app through multichannel advertising. More than 1 million people have downloaded the app as of the date of this proxy statement/prospectus.

The Xtribe Revenue Model

There are three models within the Xtribe platform: Xtribe Free, Xtribe Store and Xtribe Credit. Xtribe Free offers each user the ability to set up a profile on the app, at no cost, in order to locate other users and facilitate communications for the sale, purchase or exchange of goods and services. Xtribe Store offers retail stores and businesses all of the benefits of Xtribe Free, and also allows them, for a fee, to access certain features that are not available to Xtribe Free users. Xtribe Credit is available to both Xtribe Free users and Xtribe Store users and offers the user a system of credits that can be purchased from Xtribe, access to additional features and greater visibility for the user and their goods and services. The three models are discussed in greater detail below.

Xtribe Free

Xtribe Free is available to anyone who may want to buy or sell goods or services in a simple and straightforward manner.

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Features: Xtribe Free allows a seller to post up to six ads at the same time with the ability to include up to nine photos for each ad. These six ad slots are permanently available to each seller. For example, if a seller has posted six items for sale and one of them is sold, the related ad space automatically becomes available for the seller to offer another item, all for no fee.

Xtribe Store

Xtribe Store meets the needs of shopkeepers, professionals and others who want to post a greater volume of ads or carry out multiple transactions at the same time. The current monthly cost of an Xtribe Store profile in the Italian market is €33.90. Discounts are available for 3, 6 and 12-month commitments. Customers may cancel the service at any time.

With the same ease of use and level of interaction as Xtribe Free, Xtribe Store is specifically designed with customized features that cater to the needs of micro-, small- and medium-size businesses.

Easy Onboarding: Merchant Installation

●	Merchant gets marketing message – decides to join network
●	Merchant onboarding process online or by phone (inventory described)
●	Location mapping in the application
●	Enables push notification to willing local consumers

Connection: Local Shopper Linked to Local Seller

●	Software identifies consumers nearby and matches to local merchants
●	Consumer search/preferences and merchant message matches buyer and seller
●	Merchant-to-consumer voice/text interaction

Direct Transaction: Independent of Xtribe Platform

●	Merchant and customer meet, exchange product/service info
●	Terms are mutually agreed upon and sale is settled via the parties’ preferred payment method

Strengthens Community Ties: Local Visibility

●	Relationship established for future consumer needs
●	Works for stores of any size – targeting family owned and small businesses, but applies to local branches of chains

Selling Tools

●	No limit on the number of ads that can be published
●	Ability to post short video ads
●	Ability to sell to multiple users from the same ad
●	Automatic renewal of ads
●	Active navigation function for easier customer access
●	Greater visibility: up to four ads visible in a single slot of the listings page
●	Specific “Store” pointer on the map
●	Function reserved for real estate agencies to geo-localize properties
●	Ability to create special offers with locked prices and discounts
●	Ability to create limited time offers
●	Ads can be shared on social media platforms and popular social groups (including purchasing groups), enabling viral reach. When a store chooses to share an ad on a social network, the users on that network must download the Xtribe app, at no cost, in order to respond to the ad and interact with the seller, driving app engagement and potential new Xtribe users.
●	Within the app, an Xtribe Store seller can easily create a micro- website for that particular store, complete with a distinct URL, showcasing all of that stores products and services. This micro-website is searchable by search engines and accessible via most popular browsers, providing a seamless shopping experience.

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Xtribe Credit

Xtribe Credit is available to both Xtribe Free users and Xtribe Store users and offers a system of credits available for purchase from Xtribe in-app which can then be used to access additional features designed to boost potential sales. Three credit packages are available on a pay-as-you-go basis:

€0.99 – 10 Credits

€2.99 – 50 Credits

€6.99 – 120 Credits

The additional features available through Xtribe Credit are:

Xtribe Showcase Advertising:

The Xtribe Showcase is a low-cost advertising module within the application which highlights products and services geo-locationally through “extreme tagging” whereby a product can be searched for using a variety of keywords. The dedicated “Showcase” tab on the application gives heightened visibility to specific products and services for a limited time in specific geographical areas. Showcase Advertising is available to Xtribe Free users and Xtribe Store users at a cost paid in credits in amounts ranging from 60 credits to 100 credits, depending on the user’s location.

Xtribe Additional Services:

Extra ad slots can be purchased with 5 credits by both Xtribe Free users and Xtribe Store users.

Ads by Xtribe Free users last for 30 days free of charge. Ad renewals and multiple ad renewals are available to Xtribe Store users:

●	Ad renewal of one expiring ad for an additional 30 days with 5 credits
●	Multiple renewals of expiring ads for an additional 30 days with 25 credits

WinVest (BVI) Ltd.

WinVest (BVI) Ltd. is a wholly owned subsidiary of WinVest formed to consummate the Business Combination. Following the consummation of the Business Combination, WinVest will have merged with and into WinVest BVI (the “Reincorporation Merger”), with WinVest BVI continuing as the surviving entity incorporated under the BVI Companies Act. Following the consummation of the Reincorporation Merger, Xtribe BVI will merge with and into WinVest BVI (the “Acquisition Merger”) whereupon WinVest BVI will continue as the surviving entity.

WinVest SPAC LLC

The Sponsor, WinVest SPAC LLC, is a Delaware limited liability company formed for the purpose of serving as the Sponsor for WinVest in connection with the Business Combination. The manager of the Sponsor is Jeff LeBlanc, who also serves on the advisory board of WinVest and provided assistance to WinVest in locating and evaluating potential targets for a business combination.

Xtribe (BVI) Ltd.

Xtribe (BVI) Ltd. (“Xtribe BVI”) is a wholly owned subsidiary of Xtribe formed to consummate the Business Combination. Promptly following the consummation of the Reincorporation Merger, upon the terms and subject to the conditions of the Business Combination Agreement and the Acquisition Merger Plan of Merger and in accordance with the DGCL and the BVI Companies Act, Xtribe BVI will merge with and into the Reincorporation Merger Surviving Company in the Acquisition Merger, whereupon the separate corporate existence of Xtribe BVI will cease and New WINV shall continue as the surviving entity of the Acquisition Merger.

The Business Combination Agreement

On September 16, 2024, WinVest entered into the Business Combination Agreement by and among WinVest, WinVest BVI, Xtribe PLC and Xtribe BVI. Pursuant to the terms of the Business Combination Agreement (and subject to the conditions and terms therein), and subsequent to the Pre-Closing Reorganization (as defined below), a business combination between WinVest and Xtribe BVI will be effected through the following transactions: (a) at the Closing, WinVest will merge with and into WinVest BVI (the “Reincorporation Merger”, and the time of such merger, the “Reincorporation Merger Effective Time”), with WinVest BVI continuing as the surviving entity incorporated under the BVI Companies Act (WinVest BVI, in its capacity as the surviving company of the Reincorporation Merger, is sometimes referred to herein as the “Reincorporation Merger Surviving Company”), (b) promptly following the consummation of the Reincorporation Merger, Xtribe BVI will merge with and into WinVest BVI (the “Acquisition Merger”, and together with the Reincorporation Merger, the “Mergers”, and the time of such merger, the “Acquisition Merger Effective Time”), whereupon the separate existence of Xtribe BVI will cease and WinVest BVI will be the surviving entity of the Acquisition Merger.

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The WinVest Board has (i) determined that the Business Combination Agreement and the transactions contemplated thereby (including the Mergers) are in the best interests of WinVest, (ii) approved the Business Combination Agreement and the transactions contemplated thereby (including the Mergers) and declared their advisability and (iii) recommended that the stockholders of WinVest approve and adopt the Business Combination Agreement and the Mergers, and directed that the Business Combination Agreement and the transactions contemplated thereby (including the Mergers), be submitted for consideration by the stockholders of WinVest.

Pre-Closing Reorganization of Xtribe

Prior to the date of the Closing of the Business Combination (the “Closing”), and pursuant to the terms of the Business Combination Agreement (and subject to the conditions and terms therein), Xtribe PLC will cause the conversion of all convertible securities, conversion rights or other similar rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Xtribe PLC or obligating Xtribe PLC to issue or sell any shares of capital stock of, or other equity interests in, Xtribe PLC or its subsidiaries outstanding prior to the Contribution (as defined below) into capital stock of, or other equity interests in, the applicable company (such transactions, the “Securities Conversion”), and promptly thereafter, pursuant to the terms of a Contribution and Reorganization Agreement, attached as Exhibit A to the Business Combination Agreement (the “Contribution and Reorganization Agreement”); (a) will contribute substantially all of its assets (including all the issued and outstanding stock of Xtribe USA Corp.) to Xtribe BVI in exchange for all of the issued and outstanding Xtribe BVI Ordinary Shares and the assumption of certain of its liabilities (the “Contribution”); (b) immediately following the Contribution, pursuant to the terms of a Share Purchase Agreement (the “Purchase Agreement”), sell one hundred percent (100%) of the Xtribe BVI Ordinary Shares to the stockholders of Xtribe PLC in proportion to their ownership interests in Xtribe PLC (the “Sale”); (c) acting through the Xtribe Board, apply for a voluntary strike off pursuant to Part 31 of the United Kingdom Companies Act 2006 (the “Application for Strike Off” and, together with the Securities Conversion, the Contribution and the Sale, the “Pre-Closing Reorganization”). Subject to the strike off being successful, Xtribe PLC will be dissolved.

Treatment of Xtribe Securities

Upon the consummation of the Acquisition Merger at the Acquisition Merger Effective Time, as a result of the Acquisition Merger, (a) each ordinary share of Xtribe BVI issued and outstanding (“Xtribe BVI Ordinary Shares”), as of immediately prior to the effective time of the Acquisition Merger (the “Effective Time”), shall be canceled and converted into the right to receive (X) that number of ordinary shares of WinVest BVI (“WinVest BVI Ordinary Shares”) equal to the Per Share Exchange Ratio (as defined in the Business Combination Agreement), and (Y) that number of Earnout Rights (as defined in the Business Combination Agreement) equal to 6,000,000 divided by the number of Xtribe BVI Ordinary Shares outstanding immediately prior to the Closing (excluding the Xtribe BVI Ordinary Shares of any holders who have waived in writing their right to receive Earnout Rights prior to the Closing), with each holder of such Xtribe BVI Ordinary Shares having the right to receive the number of WinVest BVI Ordinary Shares and that number of Earnout Shares (as defined in the Business Combination Agreement) set forth opposite such holder’s name on the Payment Spreadsheet delivered by Xtribe BVI at Closing.

At Closing, WinVest BVI shall deposit with Continental, as exchange agent, for the benefit of the holders of Xtribe BVI Ordinary Shares,

(i)	9,133,204 WinVest BVI Ordinary Shares, plus

(ii)	a number of WinVest BVI Ordinary Shares equal to the quotient of (a) the aggregate amount of outstanding indebtedness owed under convertible notes that were converted prior to Closing, divided by (b) $10.00; provided, that the foregoing consideration shall not exceed a maximum of 190,000 WinVest BVI Ordinary Shares, plus

(iii)	a number of WinVest BVI Ordinary Shares equal to the quotient of (a) the cash proceeds to Xtribe BVI resulting from certain subscription agreements entered into by investors with Xtribe PLC, prior to the Closing, with Xtribe PLC, divided by (b) $10.00, plus

(iv)	Earnout Rights to receive, if earned, up to 6,000,000 WinVest BVI Ordinary Shares.

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At the Closing, each holder of Xtribe BVI Ordinary Shares [(other than the Xtribe PIPE Shares)] shall be entitled to receive Earnout Rights, which consist of the right to receive Earnout Shares. The issuance of Earnout Shares shall occur as follows, as applicable:

a)	upon satisfaction of the VWAP of the WinVest BVI Ordinary Shares equals or exceeds $15.00 for any twenty (20) trading days within a period of thirty (30) consecutive trading days (the “First Level Earnout Target”), the holders of Earnout Rights shall be entitled to receive 2,000,000 Earnout Shares (the “First Level Earnout Shares”);

b)	upon satisfaction of the VWAP of the WinVest BVI Ordinary Shares equals or exceeds $17.50 for any twenty (20) trading days within a period of thirty (30) consecutive trading days (the “Second Level Earnout Target”), the holders of Earnout Rights shall be entitled to receive 2,000,000 Earnout Shares (the “Second Level Earnout Shares”);

c)	upon satisfaction of the VWAP of the WinVest BVI Ordinary Shares equals or exceeds $20.00 for any twenty (20) trading days within a period of thirty (30) consecutive trading days (the “Third Level Earnout Target”), the holders of Earnout Rights shall be entitled to receive 2,000,000 Earnout Shares (the “Third Level Earnout Shares”).

For additional information regarding the consideration payable under the Business Combination Agreement, see the section in this proxy statement/prospectus titled “Proposal 2 - The Business Combination Proposal - The Business Combination Agreement - Consideration to be Received in the Business Combination.”

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties from each of Xtribe PLC, WinVest, Xtribe BVI and WinVest BVI. Certain of the representations and warranties are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. For additional information regarding the representations and warranties by the parties in the Business Combination agreement, see the section in this proxy statement/prospectus titled “Proposal 2 - The Business Combination Proposal - The Business Combination Agreement - Representations and Warranties.”

Non-Solicitation Restrictions and Other Covenants

Pursuant to the Business Combination Agreement, Xtribe has agreed, among other things, to not, and cause its subsidiaries not to, between the date of the Business Combination Agreement and the Acquisition Merger Effective Time or the earlier termination of the Business Combination Agreement (the “Interim Period”), (i) initiate, solicit, knowingly facilitate, knowingly encourage, enter into or engage in discussions or inquiries with respect to, or the making of, any proposal or offer relating to any sale constituting a majority of the assets of Xtribe PLC taken as a whole or beneficial ownership of a majority of the total voting power of the equity securities of Xtribe PLC other than with WinVest and its representatives (an “Xtribe Acquisition Proposal”), (ii) engage in any negotiations or discussions concerning certain confidential information or data to any person relating to an Xtribe Acquisition Proposal or provide access to its properties, books and records, (iii) amend or grant any waiver or release under any standstill or similar agreement, if any, with respect to any class of equity securities of Xtribe BVI, (iv) approve, endorse, recommend, execute or enter into any agreement or other written arrangements relating to or that would lead to any Xtribe Acquisition Proposal or (v) provide written notification to WinVest after receipt of an Xtribe Acquisition Proposal.

Similarly, pursuant to the Business Combination Agreement, WinVest has agreed, among other things, to not, and not to permit any of its affiliates or representatives to, during the Interim Period, take any action to enter into, solicit, initiate, encourage or continue any discussions or negotiations relating to any business combination transaction involving WinVest and any other business organization other than Xtribe.

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Each of WinVest and Xtribe has also agreed, among other things, to: (i) furnish all information concerning such party as the other party may reasonably request in connection with the preparation of the Registration Statement in connection with the registration under the Securities Act of the Aggregate Merger Consideration (including any issuance of WinVest Ordinary Shares pursuant to the Earnout Rights) to be issued pursuant to the Business Combination Agreement; (ii) use their reasonable best efforts to (w) cause the Registration Statement, when filed with the SEC, to comply in all material respects with all legal requirements applicable thereto, (x) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Registration Statement, (y) cause the Registration Statement to be declared effective as promptly as practicable after filing with the SEC and (z) keep the Registration Statement effective as long as is necessary to consummate the Business Combination; (iii) reasonably assist and cooperate with the other party in the preparation of the Registration Statement and the resolution of any comments received from the SEC; (iv) give prompt notice to the other party of any event which the party becomes aware of during the Interim Period the occurrence or non-occurrence of which causes or would reasonably be expected to cause any of the closing conditions to fail; (v) use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions; and (vi) immediately following the Acquisition Merger Effective Time, cause the New WINV Board to be comprised of a majority of independent directors, consisting of two (2) directors designated by the Sponsor and the balance of directors named by Xtribe.

For additional information regarding the non-solicitation restrictions and other covenants of the parties under the Business Combination Agreement, see the sections in this proxy statement/prospectus titled “Proposal 2 - The Business Combination Proposal - The Business Combination Agreement - Covenants and Agreements - Covenants of Xtribe,” “Proposal 2 - The Business Combination Proposal - Covenants of WinVest” and “Proposal 2 - The Business Combination Proposal - The Business Combination Agreement - Covenants and Agreements - Joint Covenants of WinVest and Xtribe.”

Conditions to Closing

The obligations of Xtribe PLC, WinVest, WinVest BVI and Xtribe BVI to consummate the Business Combination are subject to the satisfaction or waiver (where permissible), at or prior to the Closing, of certain conditions, including: (i) no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or governmental order which is then in effect and has the effect of making the transactions contemplated by the Business Combination, including the Mergers, illegal or otherwise enjoining or prohibiting consummation of the transactions, including the Mergers; (ii) the required affirmative vote of the holders of at least a majority of the outstanding Xtribe BVI Ordinary Shares; (iii) the Registration Statement of which this proxy statement/prospectus forms a part shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC that remains pending; (iv) at the Acquisition Merger Effective Time and upon consummation of the Business Combination (after giving effect to the consummation and effects of any exercise of Redemption Rights by stockholders of WinVest [and the receipt of proceeds from the PIPE Financing]), WinVest BVI shall have net tangible assets of at least $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); (v) the Proposals will have been approved and adopted by the requisite affirmative vote of the stockholders of WinVest in accordance with this proxy statement/prospectus, the WinVest Organizational Documents, the rules and regulations of Nasdaq and other applicable law; (vi) all consents, approvals and authorizations set forth on Xtribe Disclosure Schedule to the Business Combination Agreement will have been obtained from and made with all applicable governmental authorities; (vii) the Closing WinVest Cash (as defined in the Business Combination Agreement) shall not be less than $15,000,000; (viii) the Contribution and Sale will have been consummated in accordance with the Pre-Closing Reorganization Documents; (ix) each of the Registration Rights Agreement and the Lock-Up Agreement will have been delivered and duly executed by all parties thereto; and (x) any required consents be required under UK law with respect to stockholder loans and other loans in connection with the Contribution and Reorganization Agreement shall have been obtained.

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For additional information regarding the conditions to competition of the Business Combination Agreement, including certain conditions and obligations of each of Xtribe and WinVest, see the section in this proxy statement/prospectus titled “Proposal 2 - The Business Combination Proposal - The Business Combination Agreement - Conditions to the Closing of the Business Combination.”

Termination

The Business Combination Agreement may be terminated, and the Business Combination may be abandoned at, any time prior to the Acquisition Merger Effective Time, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Business Combination by the equityholders of Xtribe or stockholders of WinVest, as follows: (i) by mutual written consent of WinVest and Xtribe; (ii) by either WinVest or Xtribe if the Effective Time has not occurred prior to December 17, 2024 (the “Outside Date”), subject to certain automatic extensions and exceptions; (iii) by either WinVest or Xtribe if any governmental order has become final and non-appealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination; (iv) by either WinVest or Xtribe if any of the Proposals or any other proposals the parties deem necessary to effectuate the Mergers fail to receive the requisite vote for approval at the Meeting; (v) by WinVest or Xtribe, in the event that Xtribe fails to deliver the requisite approval for the Business Combination; (vi) by WinVest in the event of a breach of any representation, warranty, covenant or agreement on the part of Xtribe PLC or Xtribe Group set forth in the Business Combination Agreement, subject to certain exceptions and cure rights; and (vii) by Xtribe upon a breach of any representation, warranty, covenant or agreement on the part of WinVest set forth in the Business Combination Agreement, subject to certain exceptions and cure rights. In the event the Business Combination Agreement is terminated pursuant to the foregoing, the Business Combination Agreement will become void and have no effect, and there will be no liability under the Business Combination Agreement on the part of any party thereto or any of its affiliates, directors, officers, employees or stockholders.

For additional information regarding the parties’ right to terminate the Business Combination Agreement, see the section in this proxy statement/prospectus titled “Proposal 2 - The Business Combination Proposal - The Business Combination Agreement - Termination.”

Certain Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement. For additional information see the section titled, “Proposal 2 - The Business Combination Proposal - Certain Related Agreements.”

Sponsor Support Agreement

On May 9, 2024, in connection with the Business Combination Agreement, WinVest, WinVest SPAC LLC (the “Sponsor”), and Xtribe PLC entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to, among other things, vote in favor of the Business Combination Agreement and the Business Combination.

Xtribe Voting and Support Agreements

On May 9, 2024, in connection with the Business Combination Agreement, WinVest entered into a Voting and Support Agreement (the “Xtribe Support Agreement”), by and among WinVest, Xtribe PLC, Xtribe Group and certain stockholders of Xtribe PLC (the “Key Company Owners”). Pursuant to the Xtribe Support Agreement, the Key Company Owners agreed to, among other things, (a) execute the Share Purchase Agreement and consummate the Sale, (b) vote to approve the Acquisition Merger and such other matters for which the approval of such persons is required hereunder, and (c) certain restrictions on transfer relating to its securities in Xtribe PLC and, after the Sale but prior to the Closing as set forth therein, Xtribe BVI Ordinary Shares.

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Lock-up Agreements

The Business Combination Agreement contemplates that, prior to the Closing, WinVest and the Key Company Owners will enter into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which the Key Company Owners will agree not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any WinVest BVI Ordinary Shares held by such persons immediately after the Closing or any WinVest BVI Ordinary Shares issuable upon the exercise of options, warrants or other convertible securities to purchase WinVest Ordinary Shares held by such persons immediately after the Closing (collectively “Lock-Up Shares”), (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) until the earlier of: (i) the date that is six (6) months from the date of Closing, (ii) the date on which the closing price of WinVest as the surviving company common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any thirty (30) consecutive trading day period commencing on the Closing, and (iii) the date specified in a written waiver of the provisions of the Lock-Up Agreement duly executed after the Closing by the Sponsor and Xtribe.

[PIPE Financing]

[In connection with the execution of the Business Combination Agreement, Xtribe PLC and WinVest intend to enter into one or more securities purchase agreements whereby investors (the “PIPE Investors”) will purchase an assumed aggregate of 2.1 million shares of Xtribe BVI Ordinary Shares (the “Xtribe PIPE Shares”) or WinVest BVI Ordinary Shares (the “WinVest PIPE Shares” and collectively with the Xtribe PIPE Shares, the “PIPE Shares”) (the “Xtribe Subscription Agreement” or the “WinVest Subscription Agreement,” respectively) for gross proceeds of an estimated $21.0 million (such financing, the “PIPE Financing”), which is the amount projected as necessary to satisfy the minimum closing cash condition of $15.0 million, although WinVest cannot assure you that such plan to raise capital will be successful. Pursuant to such potential PIPE Financing, the PIPE Shares will be converted into New WINV Ordinary Shares at the closing of the Business Combination. If the PIPE Investors do not fund the full commitment in accordance with the terms of the Xtribe Subscription Agreement or the WinVest Subscription Agreement, we may not be able to satisfy the closing condition of having Closing WinVest Cash of not less than $15.0 in order to consummate the Business Combination. If such closing condition is not met or waived in accordance with the terms of the Business Combination Agreement or if Xtribe does not agree to amend such closing condition, we may not be able to consummate the Business Combination.

The closing of the PIPE Financing pursuant to the Xtribe Subscription Agreement is contingent upon, among other customary closing conditions, the concurrent consummation of the business combination. The purpose of the PIPE Financing is to raise additional capital for use by New WINV following the Closing.

The closing of the PIPE Financing pursuant to the WinVest Subscription Agreement is contingent upon, among other customary closing conditions, the concurrent consummation of the business combination. The purpose of the PIPE Financing is to raise additional capital for use by New WINV following the Closing.

For more information about the PIPE Financing, see the section entitled “Proposal No. 2 — The Business Combination Proposal — Related Documents — PIPE Financing.”]

Voting Securities

As of the Record Date, there were shares of WinVest Common Stock issued and outstanding. Only WinVest stockholders who hold WinVest Common Stock of record as of the close of business on , 2024 are entitled to vote at the Meeting or any adjournment or postponement thereof.

Approval of the Reincorporation Merger Proposal and the Governance Proposal will require the affirmative vote of a majority of the outstanding shares of WinVest Common Stock. Approval of the Business Combination Proposal will require the affirmative vote of a majority of the outstanding shares of WinVest Common Stock present and entitled to vote at the Meeting. Approval of the Nasdaq Proposal and the Adjournment Proposal will each require the affirmative vote by a majority of the votes cast by the stockholders present in person or represented by proxy at the Meeting and entitled to vote thereon.

Abstentions will count as votes against the Reincorporation Merger Proposal, the Business Combination Proposal and the Governance Proposal. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast on the Nasdaq Proposal or the Adjournment Proposal at the Meeting and will have no effect on the outcome of the vote.

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All Proposals to be presented at the Meeting are “non-routine” matters and, therefore, there will be no “broker non-votes” for these Proposals.

With respect to the Business Combination, pursuant to the Letter Agreement and the Sponsor Support Agreement, the Sponsor holding an aggregate of 2,537,424 Founder Shares (or approximately ____% of the outstanding WinVest Common Stock) has agreed to vote its then outstanding shares in favor of the Business Combination and related proposals. As a result, no WinVest Common Stock held by the public stockholders will need to be present in person by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the Business Combination Proposal is conditioned on the approval of the Reincorporation Merger Proposal, which requires the vote of a majority of the outstanding shares of WinVest Common Stock, assuming only the minimum number of shares of WinVest Common Stock to constitute a quorum is present, no WinVest Common Stock held by the public stockholders must be voted in favor of the Business Combination Proposal, the Reincorporation Proposal or the Nasdaq Proposal for them to be approved.

Proposals to be Submitted at the Shareholder Meeting

The following is a summary of the proposals to be presented to stockholders of WinVest at the Meeting and certain transactions contemplated by the Business Combination Agreement. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the Meeting.

The Reincorporation Merger Proposal

WinVest is asking its stockholders to approve the merger of WinVest with and into WinVest BVI, its wholly owned subsidiary, with WinVest BVI surviving the merger and continuing as the surviving entity incorporated under the BVI Companies Act (the “Reincorporation Merger”). The merger will change WinVest’s place of incorporation from Delaware to the British Virgin Islands. For more information about the transactions contemplated by the Reincorporation Merger, see the section titled “Proposal 1 - The Reincorporation Merger.”

The Business Combination Proposal

WinVest is asking its stockholders to approve the Business Combination, pursuant to which, among other things, on the date of the Closing and following the consummation of the Reincorporation Merger, Xtribe BVI shall merge with and into WinVest BVI (the “Acquisition Merger”), with WinVest BVI surviving the Acquisition Merger and continuing as the surviving entity incorporated under the BVI Companies Act. In addition, in connection with the consummation of the Business Combination, the combined company will be renamed “Xtribe Holding (BVI) Ltd.”

For more information about the transactions contemplated by the Business Combination Agreement, we encourage stockholders to carefully consider the information set forth below under “Proposal 2 - The Business Combination Proposal” and the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus.

The Nasdaq Proposal

WinVest is asking its stockholders to approve the Nasdaq Proposal, assuming the Business Combination Proposal is approved and adopted, for purposes of complying with Nasdaq Listing Rules 5635(a) and (b), including the issuance of New WINV Ordinary Shares pursuant to the Acquisition Merger, more than 20% of the issued and outstanding WinVest Common Stock and the resulting change in control in connection with and upon the consummation of the Business Combination which, if approved, would take effect at the time of the Closing. For more information, see the section titled “Proposal 3 - The Nasdaq Proposal.”

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The Governance Proposal

WinVest’s stockholders are also being asked to consider and approve certain material differences between WinVest’s Current Charter and the Proposed Articles of Association, presented separately in accordance with the United States Securities and Exchange Commission requirements. For more information, see the section titled “Proposal 4A-4C - The Governance Proposal.”

The Adjournment Proposal

WinVest is asking its stockholders to approve the Adjournment Proposal to adjourn the Meeting to a later date or dates, if necessary, (i) to permit further solicitation and votes of proxies if, based upon the tabulated WinVest Common Stock voted at the time of the Meeting, there are insufficient votes for, or otherwise in connection with, the approval of any of the Reincorporation Merger Proposal, the Business Combination Proposal, the Nasdaq Proposal, the Governance Proposal, or (ii) where the WinVest Board has determined it is otherwise necessary. For the avoidance of doubt, if put forth at the Meeting, the Adjournment Proposal will be the first and only proposal voted on and none of the Reincorporation Merger Proposal, the Business Combination Proposal, the Nasdaq Proposal or the Governance Proposal, will be submitted to the WinVest stockholders for a vote.

For more information about the Adjournment Proposal, we encourage stockholders to carefully consider the information set out under “Proposal 5 - The Adjournment Proposal.”

Appraisal Rights and Dissenters’ Rights

Neither WinVest stockholders nor WinVest warrant holders nor WinVest rights holders have appraisal or dissenters’ rights in connection with the Business Combination under the DGCL.

Redemption Rights

Pursuant to WinVest’s Current Charter, holders of WinVest Units and WinVest Common Stock (excluding the Founder Shares) may elect to have their WinVest Common Stock redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding shares of WinVest public stock. As of , 2024, this would have amounted to approximately $   per share.

You will be entitled to receive cash for any WinVest Common Stock to be redeemed only if you:

(a)	hold shares of WinVest Common Stock; or

(b)	hold shares of WinVest Common Stock through WinVest Units and you elect to separate your WinVest Units into the underlying shares of WinVest Common Stock (and/or share certificates (if any) and other redemption forms) prior to exercising your redemption rights with respect to the WinVest Units; and

(c)	prior to 5:00 p.m., Eastern Time, on , 2024, (a) submit a written request to Continental that WinVest redeem your shares of WinVest Common Stock for cash and (b) deliver your WinVest Units to Continental, physically or electronically through DTC.

Holders of outstanding WinVest Units must separate the underlying shares of WinVest Common Stock prior to exercising redemption rights with respect to the shares of WinVest Common Stock. If the WinVest Units are registered in a holder’s own name, the holder must deliver the certificate for its WinVest Units to Continental, with written instructions to separate the WinVest Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the shares of WinVest Common Stock from the WinVest Units.

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If a holder exercises its redemption rights, then such holder will be exchanging its shares of WinVest Common Stock for cash and will no longer own securities of New WINV. Such a holder will be entitled to receive cash for its shares of WinVest Common Stock only if it properly demands redemption and delivers its WinVest Units (and/or share certificates (if any) and other redemption forms) (either physically or electronically) to Continental in accordance with the procedures described herein. Please see the section titled “The Meeting - Redemption Rights” for the procedures to be followed if you wish to redeem your shares of WinVest Common Stock for cash.

Ownership of the Post-Business Combination Company After the Closing

It is anticipated that upon completion of the Business Combination, WinVest’s public stockholders (including the holders of Rights) will retain an ownership interest of approximately [_]% in New WINV, the Initial Shareholders (including the Sponsor) will retain an ownership interest of approximately [_]% of New WINV, [the PIPE investors will own approximately [_]% in New WINV] and the Xtribe equityholders will own approximately [_]% of New WINV.

The following summarizes the pro forma ownership of New WINV Ordinary Shares, including WinVest Common Stock underlying WinVest Units, of WinVest following the Business Combination under each of the no additional redemption, fifty percent (50%) redemption and maximum redemption scenarios:

Share Ownership of New WINV
	Assuming No Additional Redemption			Assuming 50% Redemption(1)			Assuming Maximum Redemption(2)
	Number of Shares	% Ownership		Number of Shares	% Ownership		Number of Shares	% Ownership
Public shareholders (including Rights)			%			%			%
Initial Shareholders (including Sponsor)			%			%			%
[PIPE investors (3)]			%			%			%
Xtribe equityholders (excluding PIPE Investors)			%			%			%
Total			%			%			%

(1)	Assumes redemption of [_] shares of WinVest Common Stock.
(2)	Assumes redemption of [_] shares of WinVest Common Stock.
[(3)	Represents an estimated $21.0 million in PIPE proceeds to satisfy the minimum cash closing condition of $15.0 million.]

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Dilution

Dilution per share to the Initial Shareholders is determined by subtracting pro forma as adjusted net tangible book value per share after the Business Combination from the initial public offering price per share paid by original investors in WinVest as set forth below under the three redemption scenarios:

	Assuming No Additional Redemption	Assuming 50% Redemption	Assuming 75% Redemption	Assuming Maximum Redemption
Initial public offering price per share of WinVest Common Stock	$10.00	$10.00	$10.00	$10.00
Pro forma net tangible book value per share as of June 30, 2024, as adjusted(1)	$0.39	$0.23	$0.15	$0.07
Difference between initial public offering price of WinVest and pro forma net tangible book value per share, as adjusted	$9.61	$9.77	$9.85	$9.93
Pro forma net tangible book value of New WINV at December 31, 2024(2)	$6,117,793	$3,574,689	$2,303,137	$1,031,585
Pro forma outstanding shares of New WINV(3)	$15,557,203	$15,311,037	$15,187,953	$15,064,870
Pro forma net tangible book value of New WINV at December 31, 2023, as adjusted	$0.39	$0.23	$0.15	$0.07

(1)	While Item 1604(c) of Regulation S-K calls for pro forma net tangible book value per share “as of the most recent balance sheet date”, we have provided the information as of December 31, 2023 to align with the information provided in our Unaudited Pro Forma Condensed Combined Financial Information. Other than the redemption of WinVest shares, which is fully reflected in the pro forma share calculation above, there were no transactions subsequent to December 31, 2023 that would have a material impact on the information provided in the tabular disclosure.
(2)	Assumes redemption of WinVest common stock with a value (i) $0, (ii) $2,543,104, (iii) $3,814,656 and (iv) $5,086,208 based on the four redemption scenarios presented in the tabular disclosure.
(3)	Assumes redemption of (i) 0, (ii) 246,167, (iii) 369,250 and (iv) 492,333 shares of WinVest Common Stock based on the four redemption scenarios presented in the tabular disclosure.
(4)	Refer to our Unaudited Pro Forma Condensed Combined Financial Information for additional information regarding the calculation of both pro forma net tangible book value and pro forma outstanding shares of New WinVest.

Potential Sources of Dilution

The following table illustrates potential sources of dilution under each scenario that may occur following the consummation of the Business Combination. It is important to note that only the issuance of the 2.1 million PIPE shares is reflected in the dilution information presented in the table above.

	Assuming No Additional Redemption	Assuming 50% Redemption	Assuming 75% Redemption	Assuming Maximum Redemption
Earnout Shares	6,000,000	6,000,000	6,000,000	6,000,000
Public Warrants	5,750,000	5,750,000	5,750,000	5,750,000
Private Placement Warrants	5,450,000	5,450,000	5,450,000	5,450,000
Conversion of Promissory Notes	300,000	300,000	300,000	300,000
Conversion of Extension Notes	1,140,000	1,140,000	1,140,000	1,140,000
[Issuance of PIPE Shares]	2,100,000	2,100,000	2,100,000	2,100,000

Company Valuation at each Redemption Level

For each of the no redemption, 50% redemption and 75% redemption scenarios, the valuation of New WINV would need to equal $155,572,030, $153,110,365 and $151,879,533, respectively, in order for the non-redeeming shareholders’ interest per share to be at least the initial $10.00 public offering price per share of WinVest Common Stock.

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Model and Methods Necessary to Understand the Tabular Disclosure

The tabular disclosure provided above has been prepared assuming pro forma shares reflecting the issuance of the 2.1 million PIPE shares. The tabular disclosure does not reflect the issuance of shares stemming from the exercise of outstanding warrants, conversion of the outstanding promissory or extension notes or from the issuance of the earnout shares as we do not believe these issuances are probable of occurring at this time. Finally, the various redemption scenarios consider the redemption of the 492,333 WinVest shares outstanding (that are subject to redemption) as of June 30, 2024. Refer to our Unaudited Pro Forma Condensed Combined Financial Information for additional information regarding our calculation of both pro forma shares and pro forma net tangible book value per share.

Interests of Certain Persons in the Business Combination

The Sponsor, WinVest’s directors and executive officers and certain members of WinVest’s advisory board have collectively invested an aggregate of $5,475,000 in Founder Shares and Private Placement Warrants and could potentially lose this entire amount if an initial business combination is not consummated by December 17, 2024, and they may therefore be incentivized to complete a business combination with a less favorable target company or a business combination on terms less favorable to stockholders rather than to cause WinVest to liquidate. In addition, since we did not complete the Business Combination prior to September 14, 2024 (the “Nasdaq Deadline”), the WinVest Common Stock, WinVest Units, Public Warrants and Rights may be delisted. Please see “Risk Factor - WinVest’s failure to complete a business combination by September 14, 2024 contravenes Nasdaq rules, and as a result, could lead Nasdaq to suspend trading in WinVest’s securities or lead WinVest to be delisted from Nasdaq.”

When you consider the recommendation of the WinVest Board in favor of adoption of the Business Combination Proposal and other Proposals, you should keep in mind that WinVest’s directors, officers and Sponsor have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including:

●	If an initial business combination, such as the Business Combination, is not completed, WinVest will be required to dissolve and liquidate. In such event, the 2,875,000 Founder Shares currently held by the Initial Shareholders, which were acquired prior to the IPO, will be worthless because such holders have agreed to waive their rights to any redemption distributions. The Founder Shares were purchased for an aggregate purchase price of $25,000. The Founder Shares would have had an aggregate market value of approximately $ based on the closing price of the WinVest Common Stock on the Nasdaq Capital Market as of , 2024. Such Founder Shares will have a significantly higher value as of the time of the Business Combination than if no business combination is consummated, and the Initial Shareholders may therefore experience a positive rate of return on their investment, even if the other WinVest stockholders experience a negative rate of return on their investment.

●	If an initial business combination, such as the Business Combination, is not completed, an aggregate of 10,900,000 Private Placement Warrants purchased by our Sponsor for a total purchase price of $5,450,000, will be worthless. The Private Placement Warrants had an aggregate market value of approximately $ based on the closing price of WinVest Common Stock on the Nasdaq Capital Market as of , 2024. Such Private Placement Warrants will have a significantly higher value as of the time of the Business Combination than if no business combination is consummated and the Sponsor may therefore experience a positive rate of return on its investment, even if the other WinVest stockholders experience a negative rate of return on their investments.

●	Even if the trading price of New WINV Ordinary Shares were to be as low as $[ ] per share, the aggregate market value of the securities held by the Sponsor following the Business Combination would be approximately equal to the initial investment in WinVest by the Sponsor. Unless otherwise noted, reference to the securities held by the Sponsor and other Initial Shareholders refers to securities held by such stockholders prior to the Business Combination. As a result, if the Business Combination is completed, the Sponsor is likely to be able to make a substantial profit on its investment in WinVest at a time when New WINV Ordinary Shares have lost significant value. On the other hand, if WinVest liquidates without completing a business combination before December 17, 2024, the Sponsor will lose its entire investment in WinVest.

●	Our Sponsor has loaned us an aggregate of $ as of , 2024, which amount may not be repaid in the event that we do not consummate an Initial Business Combination.

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●	The exercise of WinVest’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest.

●	If the Business Combination is completed, the parties to the Business Combination Agreement will cause the New WINV Board immediately following the Closing to consist of (i) two (2) individuals designated by the Sponsor, and (ii) the balance of the New WINV Board to be individuals designated by Xtribe. The New WINV Board shall consist of a majority of directors who will qualify as independent directors under the rules of Nasdaq.

See “Proposal 2 - The Business Combination Proposal - Interests of Certain Persons in the Business Combination” for additional information.

Anticipated Accounting Treatment

The Business Combination

The Business Combination will be accounted for as a “reverse recapitalization,” with no goodwill or other intangible assets recorded, in accordance with GAAP and section 12100 of the SEC’s Financial Reporting Manual (the “FRM”). A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of the accounting acquirer, or Xtribe.

Under this method of accounting, WinVest will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Xtribe will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Xtribe. Accordingly, the consolidated assets, liabilities and results of operations of Xtribe will be consolidated with WinVest’s beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of Xtribe in future reports. The net assets of Xtribe will be recognized at carrying value, with no goodwill or other intangible assets recorded.

Summary of Material Tax Considerations

For a discussion summarizing the material tax consequences of the Reincorporation Merger and exercise of redemption rights, please see “Material Federal Income Tax Considerations for WinVest.”

Recommendations of the Board and Reasons for the Business Combination

After careful consideration of the terms and conditions of the Business Combination Agreement, the WinVest Board has determined that the Business Combination, and the transactions contemplated thereby, are in the best interests of WinVest. In reaching its decision with respect to the Business Combination and the transactions contemplated thereby, the WinVest Board reviewed various industry and financial data and evaluated materials provided by Xtribe. The WinVest Board recommends that WinVest stockholders vote:

●	FOR the Reincorporation Merger Proposal;

●	FOR the Business Combination Proposal;

●	FOR the Nasdaq Proposal;

●	FOR the Governance Proposal; and

●	FOR the Adjournment Proposal.

Summary Risk Factors

In evaluating the Business Combination and the Proposals to be considered and voted on at the Meeting, you should carefully review and consider the risk factors set forth under the section titled “Risk Factors” beginning on page 41 of this proxy statement/prospectus. Some of these risks are summarized below. References in the summary below to “Xtribe” generally refer to Xtribe in the present tense or “New WINV” from and after the Business Combination.

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The following summarizes certain principal factors that make an investment in New WINV speculative or risky, all of which are more fully described in the “Risk Factors” section below. This summary should be read in conjunction with the “Risk Factors” section and should not be relied upon as an exhaustive summary of the material risks facing WinVest’s, Xtribe’s and/or New WINV’s business.

●	Xtribe’s independent auditors have expressed substantial doubt about its ability to continue as a going concern, which may hinder its ability to continue as a going concern and its ability to obtain future financing;
●	Xtribe commenced initial operations in May 2014 and has a limited operating history;
●	Xtribe’s limited operating history does not afford investors a sufficient history on which to base an investment decision;
●	Xtribe has no profitable operating history and may never achieve profitability;
●	Xtribe may be unable to complete its expansion plans if it does not raise sufficient funds;
●	Xtribe is dependent on its management, without whose services Xtribe’s business operations could cease;
●	Xtribe’s officers and directors may not be subject to service of process or the subject to the bringing of or enforcement of actions against them due to their residency outside the United States;
●	Lack of additional working capital may cause curtailment of any expansion plans while raising of capital through sale of equity securities would dilute existing stockholders’ percentage of ownership;
●	Xtribe does not presently have a traditional credit facility with a financial institution. This absence may adversely affect operations.
●	Xtribe’s inability to successfully achieve a critical mass of revenues could adversely affect its financial condition;
●	Xtribe will need to increase the size of its organization, and may experience difficulties in managing growth;
●	Xtribe may not have adequate internal accounting controls and internal controls may not be adequate;
●	Xtribe may not have adequate insurance coverage;
●	Xtribe is subject to numerous laws and regulations that can adversely affect the cost, manner or feasibility of doing business;
●	Management will have broad discretion as to the use of proceeds from the Business Combination, and may not use the proceeds effectively;
●	You may experience future dilution as a result of future equity offerings and other issuances of New WINV Ordinary Shares or other securities;
●	If the market does not accept or embrace Xtribe’s applications and services, the business may fail;
●	Substantial and increasingly intense competition worldwide in ecommerce may harm Xtribe’s business;
●	If Xtribe cannot keep pace with rapid technological developments or continue to innovate and create new initiatives to provide new programs, products and services, the use of its products and revenues could decline;
●	Xtribe may be unable to adequately protect or enforce its intellectual property rights;
●	Failure to deal effectively with fraudulent activities on Xtribe’s platforms would harm the business;
●	Xtribe’s business is subject to online security risks, including security breaches and cyberattacks; or
●	Xtribe’s business is subject to extensive and increasing government regulation and oversight, which could adversely impact its business.
●	WinVest’s ability to successfully complete the Business Combination;
●	the Sponsor, and members, directors and executive officers of WinVest and their respective affiliates and associates have interests in and arising from the Business Combination that are different from, or in addition to (and which may conflict with) the interests of the WinVest’s stockholders, which could result in a real or perceived conflict of interest;
●	failure to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of New WINV to grow and manage growth profitably, maintain relationships with members and suppliers and retain its management and key employees;
●	the recent issuance by the SEC of final rules to regulate special purpose acquisition companies;
●	the risk of being deemed an “investment company” for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”);
●	the volatility of the market price and liquidity of the WinVest Common Stock issued as part of the business combination;
●	the possibility that WinVest may liquidate the securities held in the Trust Account to avoid being deemed an investment company;
●	the delisting of WinVest’s securities from Nasdaq or an inability to have New WINV securities listed on Nasdaq following the business combination;
●	WinVest’s ability to develop and maintain an effective system of internal control over financial reporting and to accurately report financial results in a timely manner;
●	WinVest’s use of proceeds not held in the Trust Account or available to it from interest income on the Trust Account balance; or
●	WinVest’s financial performance;
●	the financial condition of New WINV and the price of New WINV Ordinary Shares following the Business Combination;
●	the market price of New WINV Ordinary Shares is likely to be highly volatile, and you may lose some or all of your investment;
●	New WINV’s success in retaining or recruiting, or changes required in, New WINV’s officers, key employees or directors following the initial business combination;
●	there can be no guarantees as to whether an active, liquid and orderly trading market will develop for New WINV Ordinary Shares or what the market price of its New WINV Ordinary Shares will be and, as a result, it may be difficult to sell New WINV Ordinary Shares;
●	the lack of a market for New WINV’s securities;

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RISK FACTORS

You should consider carefully, the following risk factors, as well as the other information set forth in this proxy statement/prospectus, before making a decision on the Business Combination. Risks related to Xtribe, including risks related to Xtribe’s business, financial position and capital requirements, development, regulatory approval and commercialization, dependence on third parties, intellectual property and taxation, will continue to be applicable to New WINV after the closing of the Business Combination.

Risks Related to Xtribe’s Business and Industry

References within this section to “we,” “us,” “our” or “our company” refer to Xtribe.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to continue as a going concern and our ability to obtain future financing.

Xtribe has incurred significant losses and experienced negative cash flow from operations since inception. These conditions raise substantial doubts about Xtribe’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Since inception, the directors have focused on developing and implementing Xtribe’s business plan. The directors believe that its existing cash resources will not be sufficient to sustain operations and Xtribe currently needs to generate revenue in order to sustain its operations for the next twelve months. In the event that Xtribe cannot generate sufficient revenue to sustain its operations, Xtribe will need to reduce expenses or obtain financing through the sale of debt and/or equity securities.

If Xtribe is unable to obtain additional funds when they are needed or if such funds cannot be obtained on terms acceptable to Xtribe, Xtribe would likely be unable to execute the business plan or pay costs and expenses as they are incurred, which would have a material, adverse effect on the business, financial condition and results of operations of Xtribe.

Based upon the current cash position and Xtribe’s planned expense run rate, management believes Xtribe has insufficient funds for current operations and will need additional financing for future operations.

The outcome of raising additional funds is uncertain and there is no assurance that, if achieved, Xtribe will have sufficient funds to execute the business plan or generate positive operating results. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should Xtribe be unable to continue as a going concern.

In their report dated July 25, 2024 our independent auditors stated that our financial statements for the periods ended December 31, 2022 and December 31, 2023 were prepared assuming that we would continue as a going concern and they expressed substantial doubt about our ability to continue as a going concern due to Xtribe’s current lack of resources to execute its business plan. In our early stages of development and operation, we expect to continue to experience net losses. Our ability to continue as a going concern is subject to our ability to generate a profit and/or obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, increasing sales or obtaining loans and grants from various financial institutions where possible. If we are unable to continue as a going concern, you may lose your entire investment.

We commenced initial operations in May 2014 and have a limited operating history.

We have not generated significant revenues to date. Our ability to generate revenue and grow our revenue will depend, in part, on our ability to execute on our business plan, and expand our client base and business model in a timely manner. We may fail to do so. A variety of factors outside of our control could affect our ability to generate revenue and our revenue growth. The Company’s business plans may change significantly. Many of Xtribe’s potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management reserves the right to make significant modifications to Xtribe’s stated strategies depending on future events. Our yearly operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Factors that may affect our yearly results include but are not limited to: operating costs; our ability to hire, train and retain key personnel; developing new products; and expanding into new markets. Based upon all the factors described above, we have a limited ability to forecast our future revenues, costs and expenses, and as a result, our operating results may fall below our estimates from time to time.

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Our limited operating history does not afford investors a sufficient history on which to base an investment decision.

We are currently in the early stages of developing our business. There can be no assurance that at this time that we will operate profitably or that we will have adequate working capital to meet our obligations as they become due. Investors must consider the risks and difficulties frequently encountered by early stage companies, particularly in rapidly evolving markets. Such risks include the following:

●	competition
●	ability to anticipate and adapt to a competitive market;
●	ability to effectively manage expanding operations; amount and timing of operating costs and capital expenditures relating to expansion of our business, operations, and infrastructure; and
●	dependence upon key personnel to market and sell our services and the loss of one of our key managers may adversely affect the marketing of our services.

We cannot be certain that our business strategy will be successful or that we will successfully address these risks. In the event that we do not successfully address these risks, our business, prospects, financial condition, and results of operations could be materially and adversely affected and we may not have the resources to continue or expand our business operations.

We have no profitable operating history and may never achieve profitability.

From inception, Xtribe was organized to develop free smartphone applications which allow the user to sell, buy, swap and rent objects and services utilizing an active geolocation tool which locates all potential customers within any specified geographic target. The Company plans to derive revenues through its B2B division, XTRIBE Store. In this regard, Xtribe seeks to reshape smartphone e-commerce by delivering a new, easy-to-use application providing added value to the user. As of the date of this proxy statement/prospectus, Xtribe has yet to engage in any meaningful business activities. Through December 31, 2023, Xtribe has not generated significant revenues and Xtribe has operated with minimal overhead. Our business is subject to numerous risks associated with a relatively new, low-capitalized company engaged in our business sector. Such risks include, but are not limited to, competition from well-established and well-capitalized companies, and unanticipated difficulties regarding the marketing and sale of our applications. There can be no assurance that we will ever generate significant revenues or achieve profitability. Should this be the case, New WINV Ordinary Shares could become worthless and investors in New WINV Ordinary Shares or other securities could lose their entire investment.

The inability to obtain this funding either in the near term and/or longer term will materially affect the ability of Xtribe to implement its business plan of operations and jeopardize the viability of Xtribe. In that case, Xtribe may need to suspend its operations and reevaluate and revise its plan of operations.

The Company may be unable to complete its expansion plans if it does not raise sufficient funds.

Taking into account financial resources on hand (which will permit Xtribe to operate through December 2024), Xtribe needs to raise at least $7,500,000 in order to complete the roll-out of its products in Italy. The Company will need to raise at least $12,500,000 or more in order initiate expansion to other markets, including the United States. If Xtribe is not able to raise sufficient funding, it may need to scale back operations and/or defer entry into more lucrative markets. This inability may significantly hamper the growth prospects of Xtribe and impair stockholder value.

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We are dependent on our management, without whose services Company business operations could cease.

At this time, our management is wholly responsible for the development and execution of our business plan. Our management is under no contractual obligation to remain employed by us. If our management should choose to leave us for any reason before we have hired additional personnel, our operations may fail. Even if we are able to find additional personnel, it is uncertain whether we could find qualified management who could develop our business along the lines described herein or would be willing to work for compensation Xtribe could afford. Without such management, Xtribe could be forced to cease operations and investors in our securities could lose their entire investment.

Our success largely depends on key employees. Because competition for key employees is intense, we may not be able to attract, retain, and develop the highly skilled employees we need to support our business. The loss of senior management or other key employees could harm our business.

Our future performance depends substantially on the continued services of our senior management and other key employees, including highly skilled engineers and product developers, and our ability to attract, retain, and motivate them. Competition for highly skilled individuals is intense and we may be unable to successfully attract, integrate or retain sufficiently qualified employees. In making employment decisions, particularly in the Internet and high-technology industries, employees often consider the value of their total compensation, including share-based awards such as restricted stock units, that they could receive in connection with their employment. In addition, our employee hiring and retention also depend on our ability to build and maintain a diverse, welcoming and inclusive workplace. If our share-based or other compensation programs are not viewed as competitive, including due to fluctuations in our stock price, or our workplace is not viewed as diverse, welcoming and inclusive, our ability to attract, retain, and motivate employees could be weakened, which could harm our business. We do not have long-term employment agreements with any of our key employees and do not maintain any “key person” life insurance policies. The loss of the services of any of our senior management or other key employees, or our inability to attract highly qualified senior management and other key employees, could harm our business.

Our officers and directors may not be subject to service of process or the subject to the bringing of or enforcement of actions against them due to their residency outside the United States.

The officers and directors of Xtribe are all resident outside the United States. As a result, it may be difficult or impossible (a) to effect service of process within the United States on Xtribe’s officers and directors; (b) to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers and directors; (c) to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against Xtribe’s officers and directors and (d) to bring an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against Xtribe’s officers and directors. As a result, Company stockholders and investors may find themselves without effective recourse against any of Xtribe’s officers and directors.

Lack of additional working capital may cause curtailment of any expansion plans while raising of capital through sale of equity securities would dilute existing stockholders’ percentage of ownership.

Taking into account financial resources on hand (which will permit Xtribe to operate through December 2024), Xtribe needs to raise at least $7,500,000 in order to complete the roll-out of its products in Italy. The Company will need to raise at least $12,500,000 or more in order initiate expansion to other markets, including the United States. There is no guarantee that we will be able to raise any additional capital and have no current arrangements for any such financing. A shortage of capital would affect our ability to fund our working capital requirements. If we require additional capital, funds may not be available on acceptable terms, if at all. In addition, if we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could dilute existing stockholders. If funds are not available, we could be placed in the position of having to cease all operations.

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We do not presently have a traditional credit facility with a financial institution. This absence may adversely affect our operations.

We do not presently have a traditional credit facility with a financial institution. The absence of a traditional credit facility with a financial institution could adversely impact our operations. If adequate funds are not otherwise available, we may be required to delay, scale back or eliminate portions of our operations and product development efforts. Without such credit facilities, Xtribe could be forced to cease operations and investors in our securities could lose their entire investment.

Our inability to successfully achieve a critical mass of revenues could adversely affect our financial condition.

No assurance can be given that we will be able to successfully achieve a critical mass of revenue in order to cover our operating expenses and achieve sustainable profitability. Without such critical mass of revenues, Xtribe could be forced to cease operations.

Our success is substantially dependent on general economic conditions and business trends, a downturn of which could adversely affect our operations.

The success of our operations depends to a significant extent upon a number of factors relating to consumer spending. These factors include economic conditions, activity in the financial markets, general business conditions, personnel cost, inflation, interest rates and taxation. Our business is affected by the general condition and economic stability of our consumers and their continued willingness to accept our products and services. An overall decline in the economy could cause a reduction in our sales and Xtribe could face a situation where it never achieves a critical mass of revenues and thereby be forced to cease operations.

The Company’s business is subject to the risk of foreign currency exchange losses due to fluctuations in various currencies in the markets where it operates.

The Company’s primary exposure to movements in foreign currency exchange rates relates to non-U.S. dollar denominated sales and operating expenses worldwide. Weakening of foreign currencies relative to the U.S. dollar adversely affects the U.S. dollar value of Xtribe’s foreign currency-denominated sales and earnings. On the other hand, strengthening of foreign currencies may also increase Xtribe’s cost of products and services denominated in those currencies, thus adversely affecting gross margins. The Company has not yet adopted a strategy to deal with these issues, which could have a material impact on Xtribe’s operating results.

Changes in generally accepted accounting principles could have an adverse effect on our business financial condition, cash flows, revenue and results of operations.

We are subject to changes in and interpretations of financial accounting matters that govern the measurement of our performance. Based on our reading and interpretations of relevant guidance, principles or concepts issued by, among other authorities, the American Institute of Certified Public Accountants, the Financial Accounting Standards Board, and the United States Securities and Exchange Commission, our management believes that our current contract terms and business arrangements have been properly reported. However, there continue to be issued interpretations and guidance for applying the relevant standards to a wide range of contract terms and business arrangements that are prevalent in the industries in which we operate. Future interpretations or changes by the regulators of existing accounting standards or changes in our business practices could result in future changes in our revenue recognition and/or other accounting policies and practices that could have a material adverse effect on our business, financial condition, cash flows, revenue and results of operations.

We will need to increase the size of our organization, and may experience difficulties in managing growth.

We are a small company and we expect to experience a period of significant expansion in headcount, facilities, infrastructure and overhead and anticipate that further expansion will be required to address potential growth and market opportunities. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate managers. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively.

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The availability of a large number of authorized but unissued New WINV Ordinary Shares may, upon their issuance, lead to dilution of existing stockholders.

The Proposed Articles of Association authorize the issuance of an unlimited number of New WINV Ordinary Shares. Approximately        shares will be issued in connection with the Business Combination. Additional shares may be issued by our board of directors without further stockholder approval. The issuance of large numbers of shares, possibly at below market prices, is likely to result in substantial dilution to the interests of other stockholders. In addition, issuances of large numbers of shares may adversely affect the market price of New WINV Ordinary Shares.

We may not have adequate internal accounting controls. While we have certain internal procedures in our budgeting, forecasting and in the management and allocation of funds, our internal controls may not be adequate.

We do not have a dedicated full time Chief Financial Officer. Although we hope to develop adequate internal accounting controls to budget, forecast, manage and allocate our funds and account for them, there is no guarantee that such controls will be adequate or successful or that such controls will be carried out on a timely basis. If we do not have adequate internal accounting controls, we may not be able to appropriately budget, forecast and manage our funds, we may also be unable to prepare accurate accounts on a timely basis to meet our continuing financial reporting obligations and we may not be able to satisfy our obligations under U.S. securities laws.

We may not have adequate insurance coverage.

We currently have only general liability insurance, and we cannot assure you that we would not face liability upon the occurrence of any uninsured event which could result in any loss or damages being assessed against Xtribe.

We are subject to numerous laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to extensive national, state and local laws and regulations relating to the financial markets. Future laws or regulations, any adverse change in the interpretation of existing laws and regulations or our failure to comply with existing legal requirements may result in substantial penalties and harm to our business, results of operations and financial condition. We may be required to make large and unanticipated capital expenditures to comply with governmental regulations. Our operations could be significantly delayed or curtailed and our cost of operations could significantly increase as a result of regulatory requirements or restrictions. We are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

There is currently no market for our securities and there can be no assurance that any market will ever develop or that New WINV Ordinary Shares will be listed for trading.

There has not been any established trading market for our securities and there is currently no market for our securities. Even if we are ultimately approved for trading on a U.S. stock market or other market(s), there can be no assurance as to the prices at which New WINV Ordinary Shares will trade if a trading market develops, of which there can be no assurance. Until an orderly market develops, (if ever) in New WINV Ordinary Shares, the price at which they trade is likely to fluctuate significantly.

Prices for New WINV Ordinary Shares will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for New WINV Ordinary Shares, developments affecting our business, including the impact of the factors referred to elsewhere in these Risk Factors, investor perception of us and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for New WINV Ordinary Shares. Due to the anticipated price of the securities, many or all brokerage firms may not be willing to effect transactions in the securities.

Management will have broad discretion as to the use of proceeds from the Business Combination and the PIPE Financing, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from the Business Combination and the PIPE Financing and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our shares. Our failure to apply these funds effectively could have a material adverse effect on our business, stunt the growth of our business domestically and in foreign markets, and cause the price of New WINV Ordinary Shares to decline.

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You may experience future dilution as a result of future equity offerings and other issuances of New WINV Ordinary Shares or other securities. In addition, future equity offerings and other issuances of our New WINV Ordinary Shares or other securities may adversely affect our share price.

In order to raise additional capital, we may in the future offer additional New WINV Ordinary Shares or other securities convertible into or exchangeable for New WINV Ordinary Shares, including but not limited to preferred shares and convertible debt. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share effectively received by investors in the Business Combination, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional New WINV Ordinary Shares or securities convertible into New WINV Ordinary Shares in future transactions may be higher or lower than the price per share at the time of the Business Combination. In addition, any future sales of a substantial number of New WINV Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the price of New WINV Ordinary Shares. We cannot predict the effect, if any, that market sales of those New WINV Ordinary Shares and the availability of those shares for sale will have on the market price of New WINV Ordinary Shares.

We have not voluntarily implemented various corporate governance measures, in the absence of which, stockholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or Nasdaq Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address the independence of the board of directors, audit committee oversight, and the adoption of a code of ethics. We have not yet adopted any of these corporate governance measures and, since our securities are not yet listed on a national securities exchange, we are not currently required to do so. It is possible that if we were to adopt some or all of these corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

Under the JOBS Act we have elected to use an extended period for complying with new or revised accounting standards.

We are electing to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), which allows us to delay adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

If the market does not accept or embrace our applications and services, our business may fail.

The applications and services we are offering have not been tested in the market on a large-scale basis. As a result, we can only speculate as to the market acceptance of these products and services. No assurance can be given that the market will accept our products and services, or any of them. If the public fails to accept our products and services to a satisfactory degree, our business may fail.

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The announcement of the proposed Business Combination could disrupt Xtribe’s relationships with its customers, counterparties, vendors and other business partners and others, as well as its operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on Xtribe’s business include the following:

●	its employees may experience uncertainty about their future roles, which might adversely affect Xtribe’s ability to retain and hire key personnel and other employees;

●	Buyers, sellers, channel partners and other parties with which Xtribe maintains or expects to enter into business relationships may experience uncertainty about its future; and

●	Xtribe has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed business combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact Xtribe’s results of operations and cash available to fund its businesses.

Our operating and financial results are subject to various risks and uncertainties that could adversely affect our business, financial condition, results of operations and cash flows, as well as the trading price of our ordinary shares.

Our operating and financial results have varied on a quarterly basis during our operating history and may continue to fluctuate significantly as a result of a variety of factors, including the following risks and other risks set forth in this “Risk Factors” section:

●	the amount and timing of expenses;
●	our success in attracting and retaining sellers and buyers;
●	changes in consumer discretionary spending trends;
●	our success in executing on our strategy and the impact of any changes in our strategy;
●	the timing and success of new services and features we may introduce;
●	the success of our marketing efforts; and
●	the impact of competitive and industry developments, including changes in the legal and regulatory landscape, and our response to those developments.

In view of the rapidly evolving nature of our business, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Because our business model is dependent upon consumer spending, our results of operations are sensitive to changes in or uncertainty about macro-economic conditions. Our users may in the future have less capacity for discretionary purchases and may reduce their purchases from our sellers as a result of various factors, including job losses, inflation (such as recent inflationary pressure), higher taxes, reduced access to credit, changes in federal economic policy, public health issues such as a pandemic, recent global economic uncertainty, lower consumer confidence and demand for discretionary goods, and geopolitical events such as recent international trade disputes and the ongoing wars in Ukraine and in Israel and Gaza, including the related disruptions to international shipping in the Red Sea.

Substantial and increasingly intense competition worldwide in ecommerce may harm our business.

The businesses and markets in which we operate are intensely competitive. We currently and potentially compete with a wide variety of online and offline companies providing goods and services to consumers and merchants, a number of which have significant resources, large user communities and well-established brands. The Internet and mobile networks provide new, rapidly evolving and intensely competitive channels for the sale of all types of goods and services. We compete in two-sided markets, and we must attract both buyers and sellers to use our platforms. Consumers who purchase or sell goods and services through our platforms have more and more alternatives, and merchants have more channels to reach consumers. We expect competition to continue to intensify. The barriers to entry into these channels can be low, and businesses can easily launch online sites or mobile platforms and applications at nominal cost by using commercially available software or partnering with any of a number of successful ecommerce, search, advertising or social media companies. As we respond to changes in the competitive environment, we may, from time to time, make pricing, service, policy or marketing decisions or acquisitions that may be controversial with and lead to dissatisfaction among sellers or buyers, which could reduce activity on our platform and harm our reputation and profitability.

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We face increased competitive pressure online and offline. In particular, the competitive norm for, and the expected level of service from, ecommerce and mobile commerce has significantly increased due to, among other factors, improved user experience, greater ease of buying goods, lower (or no) shipping costs, faster shipping times and more favorable return policies. In addition, certain platform businesses, such as Alibaba, Alphabet (Google), Amazon, eBay and Meta (Facebook Marketplace), Nextdoor, Doordash, Uber Eats and Postmates, all of which are larger than us and have greater capitalization, have a dominant and secure position in other industries or certain significant markets, and offer other goods and services to consumers and merchants that we do not offer. If we are unable to change our products, offerings and services in ways that reflect the changing demands of ecommerce and mobile commerce marketplaces, including if sellers on our platforms are unable to win new customers or we are unable to provide higher service levels (some of which depend on services provided by sellers on our platforms) in line with consumer expectations, or if we are unable to compete effectively with and adapt to changes in larger platform businesses, our business and reputation will suffer.

Competitors with other revenue sources or greater resources may also be able to devote more resources to marketing and promotional campaigns and users’ acquisition, adopt more aggressive pricing policies and devote more resources to website, mobile platforms and applications and systems development than we can. Other competitors may offer or continue to offer faster and/or free shipping, same-day delivery, more favorable return policies or other transaction-related services which improve the user experience on their sites and which could be impractical or inefficient for our sellers to match. Competitors may be more narrowly focused on particular types of goods and create compelling communities and be able to innovate faster and more efficiently, and new technologies may increase these competitive pressures by enabling competitors to offer more efficient or lower-cost services.

Some of our competitors control other products and services that are important to our success, including payment processing, Internet search, shipping and delivery resources, and mobile operating systems. Such competitors could manipulate pricing, availability, terms or operation of service related to their products and services in a manner that impacts our competitive offerings. For example, Alphabet, which operates a shopping platform service, from time to time makes changes to its search algorithms that may penalize us. If we are unable to use or adapt to operational changes in such services, we may face higher costs for such services, face integration or technological barriers or lose customers, which could cause our business to suffer.

Consumers who might use our sites to buy goods have a wide variety of alternatives: online retailers and their related mobile offerings, online and offline aggregation and classified services, social media platforms and other shopping channels, such as offline and online home shopping networks. In the United States, these include, but are not limited to, Amazon, eBay, Facebook, Instagram, Google, TikTok, Walmart, Target, Best Buy, Macy’s, Etsy, Shopify, Wayfair, Temu, Shein, and Rakuten, among others. In addition, consumers have a large number of online and offline channels focused on one or more of the categories of products offered on our sites, including but not limited to, Vinted, StockX, TheRealReal, Back Market, Chrono24, Fanatics, Farfetch, RockAuto, and GOAT Group, among others.

Consumers also can turn to many companies that offer a variety of services that provide other channels for buyers to find and buy items from sellers of all sizes, including social media, online aggregation and classifieds platforms, such as websites operated by Adevinta or Naspers Limited and others such as Craigslist, Oodle.com and Meta. Consumers also can turn to shopping-comparison sites, such as Google Shopping, or social networks that enable purchases such as Pinterest, Facebook, Instagram and TikTok. We use product search engines and paid search advertising to help users find our sellers, but these services also have the potential to divert users to other online shopping destinations. Consumers may choose to search for products and services with a horizontal search engine or shopping comparison website, and such sites may also send users to other shopping destinations. In addition, sellers are increasingly utilizing multiple sales channels, including the acquisition of new customers by paying for search-related advertisements on horizontal search engine sites, such as Google, Naver and Baidu.

Consumers and merchants who might use our sites to sell goods also have many alternatives, including general ecommerce sites, such as Amazon, eBay, Alibaba, and Zalando, and more specialized sites, such as Etsy. Our international sites also compete for sellers with general and specialized ecommerce sites. Sellers may also choose to sell their goods through other channels, such as multi-channel services like Shopify or classifieds platforms. Consumers and merchants also can create and sell through their own sites, and may choose to purchase online advertising instead of using our services.

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We generate substantial amount of our revenue from our Store Monthly Fee (businesses pay a monthly fee to promote and sell products and services on our platforms) and, to a lesser extent, from in-app advertising. To sustain or increase our advertising revenue, we must continue to provide customers with compelling advertising products to maintain or increase the amount of advertising purchased through our platform. If we are unable to compete effectively for advertising spend, our business and operating results could be harmed.

The principal competitive factors for us include the following:

●	ability to attract, retain and engage buyers and sellers;
●	trust in the seller and the transaction;
●	customer service;
●	brand recognition;
●	community cohesion, interaction and size;
●	web CSM (content management system), mobile platform and application ease-of-use and accessibility;
●	system reliability and security;
●	reliability of delivery and payment, including customer preference for fast delivery and free shipping or pick-up;
●	level of service fees; and
●	quality of search tools.

We may be unable to compete successfully against current and future competitors. Some current and potential competitors have longer operating histories, larger customer bases and greater brand recognition in other business and Internet sectors than we do.

Our business may be adversely affected by geopolitical events, natural disasters, seasonal factors and other factors that cause our users to spend less time, or transact less, on our websites or mobile platforms and applications, including increased usage of other websites.

Our users may spend less time on our websites and our applications for mobile devices as a result of a variety of diversions and other factors, including: geopolitical events, such as war (including the ongoing wars in Ukraine and Israel and Gaza, including the related disruptions to international shipping in the Red Sea), the threat of war, social or political unrest, or terrorist activity; natural disasters; the physical effects of climate change (such as drought, flooding, wildfires, increased storm severity and sea level rise); potential increases in the cost of energy due to climate change; power shortages or outages; major public health issues, including pandemics; less discretionary consumer spending; social networking or other entertainment websites or mobile applications; significant local, national or global events capturing the attention of a large part of the population; and seasonal fluctuations due to a variety of factors. If any of these, or any other factors, divert or otherwise prevent our users from using or transacting on our websites or mobile applications, our business could be materially adversely affected.

If we cannot keep pace with rapid technological developments or continue to innovate and create new initiatives to provide new programs, products and services, the use of our products and our revenues could decline.

Rapid, significant technological changes continue to confront the industries in which we operate and we cannot predict the effect of technological changes on our business. We also continuously strive to create new initiatives and innovations that promote growth. We are also increasingly leveraging AI technologies, including generative AI (“GAI”), in our products and services and are making investments to expand our use of GAI capabilities. In addition to our own initiatives and innovations, we rely in part on third parties, including some of our competitors, for the development of and access to new technologies, including GAI tools. We expect that new services and technologies applicable to the industries in which we operate will continue to emerge. These new services and technologies may be superior to, or render obsolete, the technologies we currently use in our products and services. Incorporating new technologies into our products and services may require substantial expenditures and take considerable time, and ultimately may not be successful. For example, GAI is a new and rapidly developing technology in its early stages of commercial use and presents certain inherent risks. GAI algorithms are based on machine learning and predictive analytics, which can create unintended biases and discriminatory outcomes, and outputs can be completely fabricated or false (e.g., GAI hallucinatory behavior) or contain copyrighted or other protected material. There is a risk that our algorithms could produce such outcomes or other unexpected results or behaviors that could harm our reputation, business, or buyers and sellers. In addition, our ability to adopt new services and develop new technologies may be inhibited by industry-wide standards, new laws and regulations, resistance to change from our users, clients or merchants, or third parties’ intellectual property rights. In particular, the AI regulatory landscape is still uncertain and evolving, and the development and use of AI technologies, including GAI, in new or existing products may result in new or enhanced governmental or regulatory activity and scrutiny, litigation, ethical concerns or other complications that could be costly and time-consuming and could adversely affect our business, reputation or financial results. Our future success will depend on our ability to develop new technologies and adapt to technological changes and evolving industry standards.

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We may be unable to adequately protect or enforce our intellectual property rights and face ongoing allegations by third parties that we are infringing their intellectual property rights.

We believe the protection of our intellectual property, including our trademarks, domain names, trade dress, is critical to our success. We seek to protect our intellectual property rights by relying on applicable laws and regulations in the United States and internationally, as well as a variety of administrative procedures. We also rely on contractual restrictions to protect our proprietary rights when offering or procuring products and services, including confidentiality and invention assignment agreements entered into with our employees and contractors and confidentiality agreements with parties with whom we conduct business.

As the number of intellectual property owners and products in the software industry increases and the functionality of these products further overlaps, and as we acquire technology through acquisitions or licenses, we may become increasingly subject to patent suits and other infringement claims, including copyright, and trademark infringement claims. For example, the intellectual property ownership and license rights surrounding AI technologies, including GAI, have not been fully addressed by U.S. courts or by U.S. or international laws or regulations, and the use or adoption of third-party GAI technologies into our products and services may result in exposure to claims of intellectual property infringement or misappropriation, which could harm our business and financial results. These or other intellectual property claims may be brought directly against us and/or against our customers whom we may indemnify either because we are contractually obligated to or because we choose to do so as a business matter. Such claims, whether or not meritorious, may be time-consuming and costly to defend and resolve, and could require us to make expensive changes in our methods of doing business, enter into costly royalty or licensing agreements, cease conducting certain operations, make substantial payments to satisfy adverse judgments or settle claims, any of which could harm our business.

Failure to deal effectively with fraudulent activities on our platforms would increase our loss rate and harm our business, and could severely diminish merchant and consumer confidence in and use of our services.

We face reputational and other risks with respect to fraudulent activities on our platforms and periodically receive complaints from buyers and sellers. While we can, in some cases, suspend the accounts of users who fail to fulfill their obligations to other users, we do not have the ability to require users to make payment or deliver goods. Although we have implemented measures to detect and reduce the occurrence of fraudulent activities, combat bad buyer experiences and increase buyer satisfaction, including evaluating sellers on the basis of their identity and transaction history and restricting or suspending their activity, there can be no assurance that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among sellers, buyers, and other participants. If these measures fail to address fraud effectively, buyers and sellers could lose trust in our marketplace, and our reputation and results of operations could suffer as a result. Additional measures to address fraud could negatively affect the attractiveness of our services to buyers or sellers, resulting in a reduction in the ability to attract new users or retain current users, damage to our reputation, or a diminution in the value of our brand names.

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Our business is subject to online security risks, including security breaches and cyberattacks.

Our businesses involve the storage and transmission of users’ personal data. In addition, a significant number of our store users, authorize us to bill their payment card accounts directly for all transactions and other fees charged by us. An increasing number of websites, including those owned by several other large Internet and offline companies, have disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their websites or infrastructure. Our information technology and infrastructure have at times been, and may in the future be, vulnerable to cyberattacks (including ransomware attacks) or security incidents and third parties may be able to access our users’ proprietary information and payment card data that are stored on or accessible through our systems. Any security breach at a company providing services to us or our users could have similar effects. Our use of GAI tools could also result in a greater likelihood of cybersecurity incidents, privacy violations and inadvertent disclosures of our intellectual property or other confidential information, any of which could either directly or indirectly harm our business, operations and reputation. Further, if employees fail to comply with internal security policies and practices, this may present the risk of improper access, use or disclosure of data.

We may also need to expend significant additional resources to protect against security breaches or to redress problems caused by breaches. The increasing sophistication of attacks and regulatory requirements could require us to fundamentally change our business activities and practices to mitigate and/or respond to security vulnerabilities. Additionally, while we maintain insurance policies to protect against potential losses caused by security breaches, these policies may not be adequate to reimburse us for such losses, and we may not be able to fully collect, if at all, under these policies.

Systems failures and resulting interruptions in the availability of or degradation in the performance of our websites, applications, products or services could harm our business.

Our systems may experience service interruptions or degradation due to hardware and software defects or malfunctions, computer denial-of-service and other cyberattacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, sustained drought, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, or other events. Our systems are also subject to break-ins, sabotage and intentional acts of vandalism. Some of our systems are not fully redundant and our disaster recovery planning is not sufficient for all eventualities.

We have experienced and will likely continue to experience system failures, denial-of-service attacks, human error and other events or conditions from time to time that interrupt the availability or reduce the speed or functionality of our websites and mobile applications. These events have resulted and likely will result in loss of revenue. In addition, our upcoming use of AI involves significant technical complexity and requires specialized expertise. Any disruption or failure in AI systems or infrastructure, or those of our third-party providers, could result in delays or errors in our operations, which could harm our business and financial results. A prolonged interruption in the availability or reduction in the speed or other functionality of our websites and mobile applications or payments services could materially harm our business. Frequent or persistent interruptions in our services could cause current or potential users to believe that our systems are unreliable, leading them to switch to our competitors or to avoid our sites, and could permanently harm our reputation and brands. Moreover, to the extent that any system failure or similar event results in damages to our customers or their businesses, these customers could seek significant compensation from us for their losses and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address. We also rely on facilities, components and services supplied by third parties and our business may be materially adversely affected to the extent these components or services do not meet our expectations or these third parties cease to provide the services or facilities. In particular, a decision by any of our third party hosting providers to close a facility that we use could cause system interruptions and delays, result in loss of critical data and cause lengthy interruptions in our services.

Problems with or price increases by third parties who provide services to us or to our sellers could harm our business.

A number of third parties provide services to us or to our sellers. Such services include seller tools that automate and manage listings, merchant tools that manage listings and interface with inventory management software, storefronts that help our sellers list items, shipping providers that deliver goods sold on our platform, managed payments intermediation, item authentication services, and services that we leverage for using and developing AI technologies (including GAI), among others. Financial or regulatory issues, labor issues (e.g., strikes, lockouts, worker shortages or work stoppages), or other problems that prevent these companies from providing services to us or our sellers could harm our business.

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Price increases by, or service terminations, disruptions or interruptions at, companies that provide services to us and our sellers and clients could also reduce the number of listings on our platforms or make it more difficult for our sellers to complete transactions, thereby harming our business. In addition, shipping and postal rate increases may reduce the competitiveness of certain sellers’ offerings, and postal service changes and disruptions could require certain sellers to utilize alternatives that could be more expensive or inconvenient, which could in turn decrease the number of transactions on our sites, thereby harming our business.

We have outsourced certain functions to third-party providers, including some customer support, which are critical to our operations. If our service providers do not perform satisfactorily, our operations could be disrupted, which could result in user dissatisfaction and could harm our business.

Third parties who provide services directly to us or our sellers may not continue to do so on acceptable terms, or at all. If any third parties were to stop providing services to us or our sellers on acceptable terms, including as a result of bankruptcy, we may be unable to procure alternatives from other third parties in a timely and efficient manner and on acceptable terms, or at all.

Regulatory and Legal Risks

References within this section to “we,” “us,” “our” or “our company” refer to Xtribe.

Our business is subject to extensive and increasing government regulation and oversight, which could adversely impact our business.

We are subject to laws and regulations affecting our domestic and international operations in a number of areas, including consumer protection, data privacy requirements, responsible AI requirements, intellectual property ownership and infringement, prohibited items and stolen goods, tax, antitrust and anti-competition, anti-corruption, labor, advertising, digital content, payments, billing, ecommerce/marketplace or online platform liability, promotions, quality of services, telecommunications, mobile communications and media, environmental, packaging and waste, and health and safety regulations, as well as laws and regulations intended to combat money laundering and the financing of terrorist activities.

Compliance with these laws, regulations, and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could individually or in the aggregate make our products and services less attractive to our customers, delay the introduction of new products or services in one or more regions, or cause us to change or limit our business practices. We have implemented policies and procedures designed to ensure compliance with applicable laws and regulations, but there can be no assurance that our customers, employees, contractors, or agents will not violate such laws and regulations or our policies and procedures. If we are held liable for any such violations, including relating to actions by third parties using our marketplace platforms, we could be subject to monetary penalties, which depending on the matter could be material to us. Furthermore, our reputation could suffer harm as a result of any such violations.

New laws and increasing levels of regulation in the areas of privacy and protection of user data could harm our business.

We are subject to multiple laws relating to the collection, use, sharing, retention, deletion, security, transfer and other handling of personal data about individuals, including our users and employees around the world. Data protection and privacy laws may differ, and be interpreted and applied inconsistently, from country to country. In many cases, these laws apply not only to user data, employee data and third-party transactions, but also to transfers of information between or among ourselves, our subsidiaries, and other parties with which we have commercial relations. These laws continue to develop around the globe and in ways we cannot predict and that may harm our business.

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Regulatory scrutiny of privacy, data protection, and the collection, use, sharing, retention and deletion of personal data is increasing on a global basis. We are subject to a number of privacy laws and regulations in the countries in which we operate and these laws and regulations will likely continue to evolve over time, both through regulatory and legislative action and judicial decisions. In addition, compliance with these laws may restrict our ability to provide services to our customers that they may find to be valuable. For example, the General Data Protection Regulation (the “GDPR”) applies to personal data collected in the context of all of our activities conducted from an establishment in the European Union, related to products and services offered to individuals in the European Union or related to the monitoring of individuals’ behavior in Europe, imposes a range of significant compliance obligations regarding the handling of personal data. Additionally, we have “Binding Corporate Rules” in place, which require us to apply European Union data protection standards to all users and employees across the globe. Actions required to comply with these obligations depend in part on how strictly regulators interpret and apply them. If we fail to comply with the GDPR, or if regulators assert we have failed to comply with the GDPR, we may be subject to regulatory enforcement actions, that can result in monetary penalties of up to 20 million euros or 4% of our annual worldwide revenue (whichever is higher), private lawsuits, and/or reputational damage. There are continuing legal challenges and regulatory scrutiny of cross-border data transfers from the European Union and other jurisdictions, which may impact the cross-border transfer of personal data throughout our organization and to/from third parties.

In the United States, at least a dozen states have adopted generally applicable and comprehensive consumer privacy laws, with the California Consumer Privacy Act (the “CCPA”) extending more broadly to personal data about any type of California resident (including employees and individuals acting in a professional capacity at other companies as well). These new and developing state laws provide a number of new privacy rights for residents of these states and impose corresponding obligations on organizations doing business in these states. Not only do these laws require that we make disclosures about our data collection, use and sharing practices, but they also require that we provide new rights to individuals, such as the rights to access, delete and correct personal data. These new and developing laws will require us to continue to incur costs and expenses in our effort to comply. In addition, a number of other U.S. states are continuing to propose laws and regulations imposing obligations regarding the handling of personal data. Compliance with the GDPR, the new U.S. state laws, and other current and future applicable U.S. and international privacy, data protection, cybersecurity, AI and other data-related laws can be costly and time-consuming. For example, the European Union has been continuing its work on the Artificial Intelligence Act, which lays out the guardrails for AI systems where non-compliance can result in fines up to 35 million euros or 7% of global turnover. Complying with these varying national and international data and privacy-related requirements could cause us to incur substantial costs and/or require us to change our business practices in a manner adverse to our business and violations of data and privacy-related laws can result in significant penalties.

A determination that there have been violations of laws relating to our practices under communications-based laws could also expose us to significant damage awards, fines and other penalties that could, individually or in the aggregate, materially harm our business. In particular, because of the large number of emails, texts and other communications we send to our users, communications laws that provide a specified monetary damage award or fine for each violation (such as those described below) could result in particularly large awards or fines.

For example, under the U.S. Telephone Consumer Protection Act (the “TCPA”), we face potential exposure to liability for certain types of telephonic communication with customers, including but not limited to text messages to mobile phones. Under the TCPA, plaintiffs may seek actual monetary loss or statutory damages of $500 per violation, whichever is greater, and courts may treble the damage award for willful or knowing violations. Given the large number of communications we send to our users, a determination that there have been violations of the TCPA or other communications-based statutes could expose us to significant damage awards that could, individually or in the aggregate, materially harm our business.

We post on our websites our privacy notices and practices concerning the collection, use, sharing, disclosure, deletion and retention of our user data. Any failure, or perceived failure, by us to comply with our posted privacy notices or with any regulatory requirements or orders or other U.S. federal, state or international privacy or consumer protection-related laws and regulations, including the GDPR and CCPA, could result in proceedings or actions against us by governmental entities or others (e.g., class action plaintiffs), subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and adversely affect our business. Data collection, data usage and sharing, privacy and security have become the subject of increasing public concern. If Internet and mobile users were to reduce their use of our websites, mobile platforms, products, and services as a result of these concerns, or not consent to the use of their personal data for certain marketing or advertising purposes, our business could be harmed. We may also experience security breaches in the future, which themselves may result in a violation of these laws and give rise to regulatory enforcement and/or private litigation.

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Other laws and regulations could harm our business.

It is not always clear how laws and regulations governing matters relevant to our business, such as property ownership, copyrights, trademarks, and other intellectual property issues, parallel imports and distribution controls, taxation, libel and defamation, and obscenity apply to our businesses. Many of these laws were adopted prior to the advent of the Internet, mobile, and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Many of these laws, including some of those that do reference the Internet, are subject to interpretation by the courts on an ongoing basis, and the resulting uncertainty in the scope and application of these laws and regulations increases the risk that we will be subject to private claims and governmental actions alleging violations of those laws and regulations.

The European Union Digital Services Act (the “DSA”) became effective in November 2022, and as of February 17, 2024, the DSA rules apply to all platforms. The DSA imposes legal obligations on online marketplaces operating in Europe, requiring them to verify the identity of business sellers and make best efforts to assess proper disclosure by traders of required information, as well as information on the safety and authenticity of products posted by third-party merchants. The DSA also enforces new content moderation obligations, notice obligations, advertising restrictions and other requirements on digital platforms that will create additional operational burdens and compliance costs for us. For online platforms like ours, noncompliance with the DSA could result in fines of up to 6% of annual global revenues, which would be adverse to our business. Additionally, the United Kingdom’s Online Safety Act creates requirements around monitoring and handling harmful content and may require us to expend resources to comply with the new regulations.

The European Union has also adopted certain additional regulations relating to the safety and sustainability of products on the EU market, which bring new obligations both on us directly and our sellers and vendors. Additionally, certain EU-member countries have enacted anti-waste regulations that create direct obligations on sellers and impose compliance verification obligations on us. These anti-waste regulations vary by EU-member country, creating additional operational burdens and compliance costs on our sellers and us. These proposed and ongoing regulations could cause our marketplaces to be less attractive to current and prospective sellers and buyers, which could materially impact our business.

As we expand and localize our international activities, we are increasingly becoming obligated to comply with the laws of the countries or markets in which we operate. In addition, because our services are accessible in several countries and we facilitate sales of goods and provide services to users several countries, one or more jurisdictions may claim that we or our users are required to comply with their laws based on the location of our servers or one or more of our users, or the location of the product or service being sold or provided in an ecommerce transaction. Laws regulating Internet, mobile and ecommerce technologies outside of the United States are generally less favorable to us than those in the United States. Compliance may be more costly or may require us to change our business practices or restrict our service offerings, and the imposition of any regulations on us or our users may harm our business. In addition, we may be subject to multiple overlapping legal or regulatory regimes that impose conflicting requirements on us (e.g., in cross-border trade). Our alleged failure to comply with foreign laws could subject us to penalties ranging from criminal prosecution to significant fines to bans on our services, in addition to the significant costs we may incur in defending against such actions.

The listing or sale by our users of certain items, including items that allegedly infringe the intellectual property rights of rights owners, including pirated or counterfeit items, illegal items or items used in an illegal manner, may harm our business.

The listing or sale by our users of unlawful, counterfeit or stolen goods or unlawful services, or sale of goods or services in an unlawful manner, may result in allegations of civil or criminal liability for unlawful activities against us (including the employees and directors of our various entities) involving activities carried out by users through our services.

In addition, allegations of infringement of intellectual property rights, including but not limited to counterfeit items, have resulted and may continue to result in threatened and actual litigation from time to time by rights owners. These and similar suits may also force us to modify our business practices in a manner that increases costs, lowers revenue, makes our websites and mobile platforms less convenient to customers, and requires us to spend substantial resources to take additional protective measures or discontinue certain service offerings to combat these practices.

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Certain government agencies may seek to hold us liable for third-party sales on our marketplace platforms to the extent such sales implicate laws and regulations enforced by those agencies, including specifically the EPA, the DEA and the OPSS, and we may have to implement enhanced processes regarding our monitoring and reporting of listings that violate our terms of service. If we are found liable for any instances of such activities, or if new laws or court decisions impose liability on marketplace platforms, we likely will be subject to monetary damages, required to change our business practices or required to implement other remedies that could have a material adverse impact on our business, and our reputation could suffer harm.

We are subject to risks associated with information disseminated through our services.

Online services companies may be subject to claims relating to information disseminated through their services, including claims alleging defamation, libel, breach of contract, invasion of privacy, negligence, copyright or trademark infringement, among other things. The laws relating to the liability of online services companies for information disseminated through their services are subject to frequent challenges both in the United States and foreign jurisdictions. Any liabilities incurred as a result of these matters could require us to incur additional costs and harm our reputation and our business.

A number of legislative proposals in the United States seek to make online platforms liable to third parties for the user-provided content on sites like ours. If we become liable for information provided by our users and carried on our service in any jurisdiction in which we operate, we could be directly harmed and we may be forced to implement new measures to reduce our exposure to this liability, including expending substantial resources or discontinuing certain service offerings, which could harm our business.

Risks Related to New WINV Ordinary Shares and the Securities Market

References within this section to “we,” “us,” “our” or “our company” refer to New WINV.

The market price of New WINV’s Ordinary Shares may fluctuate significantly.

The market price of New WINV Ordinary Shares may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

●	actual or anticipated fluctuations in New WINV’s results of operations due to factors related to its business;

●	success or failure of New WINV’s business strategies;

●	competition and industry capacity;

●	changes in interest rates and other factors that affect earnings and cash flow;

●	New WINV’s level of indebtedness, ability to make payments on or service indebtedness and New WINV’s ability to obtain financing as needed;

●	New WINV’s ability to retain and recruit qualified personnel;

●	New WINV’s quarterly or annual earnings, or those of other companies in the industry;

●	announcements by us or New WINV’s competitors of significant acquisitions or dispositions;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	the failure of securities analysts to cover, or positively cover, the New WINV Ordinary Shares after the Business Combination;

●	changes in earnings estimates by securities analysts or New WINV’s ability to meet those estimates;

●	the operating and stock price performance of other comparable companies;

●	investor perception of New WINV and its industry;

●	overall market fluctuations unrelated to New WINV’s operating performance;

●	results from any material litigation or government investigation;

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●	changes in laws and regulations (including tax laws and regulations) affecting New WINV’s business;

●	changes in capital gains taxes and taxes on dividends affecting stockholders; and

●	general economic conditions and other external factors.

Low trading volume for the New WINV Ordinary Shares, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on New WINV’s stock price volatility.

Should the market price of the New WINV Ordinary Shares drop significantly, stockholders may institute securities class action lawsuits against New WINV. A lawsuit against New WINV could cause it to incur substantial costs and could divert the time and attention of management and other resources.

Your percentage ownership in New WINV may be diluted in the future.

Stockholders’ percentage ownership in New WINV may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that New WINV may grant to directors, officers and other employees, subject to approval by the WinVest stockholders at the Meeting. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of New WINV Ordinary Shares.

From time-to-time, New WINV may opportunistically evaluate and pursue acquisition opportunities, including acquisitions for which the consideration thereof may consist partially or entirely of newly-issued New WINV Ordinary Shares and, therefore, such transactions, if consummated, would dilute the voting power and/or reduce the value of our ordinary shares.

Issuing additional shares of New WINV’s capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders and reduce the market price of our ordinary shares. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. New WINV’s decision to issue securities in any future offering will depend on market conditions and other factors beyond New WINV’s control, which may adversely affect the amount, timing, or nature of future offerings. As a result, current stockholders bear the risk that future offerings may reduce the market price of New WINV’s Ordinary Shares and dilute their percentage ownership.

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We will apply to have the New WINV Ordinary Shares and the New WINV Public Warrants listed on Nasdaq. We cannot guarantee that our securities will be approved for listing on Nasdaq. Although we expect to meet, on a pro forma basis, the minimum initial listing standards set forth in the Nasdaq listing standards, we cannot assure you that our securities will be, or will continue to be, listed on Nasdaq in the future. Even if our securities are approved for listing on Nasdaq, in order to continue listing our securities on Nasdaq we must maintain certain financial, distribution and stock price levels. We cannot assure you that we will be able to meet those continued listing requirements in the future.

Once listed on Nasdaq, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained. If Nasdaq delists any of our securities from trading on its exchange and we are not able to list such securities on another national securities exchange, our securities may continue to be listed on OTC markets, an inter-dealer automated quotation system for equity securities not listed on a national exchange. If our securities become delisted from Nasdaq for any reason, and are quoted on the OTC markets, the liquidity and price of our securities may be more limited than if we were listed on Nasdaq or another national exchange. In such event, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

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●	more limited liquidity for our securities;

●	a determination that New WINV Ordinary Shares are a “penny stock” which will require brokers trading in such stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

In the event that New WINV fails to satisfy any of the listing requirements of the Nasdaq Capital Market, Nasdaq may reject our application to list on Nasdaq, and the parties may waive the closing condition in the Business Combination Agreement that New WINV Ordinary Shares be listed on Nasdaq at the closing of the Business Combination.

Following the Business Combination, we intend that the New WINV Ordinary Shares and New WINV Public Warrants will be listed on the Nasdaq Capital Market. To list these securities on the Nasdaq Capital Market, New WINV will be required to comply with the Nasdaq initial listing requirements, including the minimum market capitalization standard, the corporate governance requirements and the minimum closing bid price requirement, among other requirements. In the event that New WINV fails to satisfy any of the listing requirements, Nasdaq may reject New WINV’s application to list its securities on Nasdaq. Though the listing of New WINV Ordinary Shares on Nasdaq is a condition to the closing of the Business Combination, the parties may waive such closing condition and proceed to close the Business Combination, in which case the New WINV Ordinary Shares will likely instead be quoted on the OTC markets. If the New WINV Ordinary Shares are not listed on Nasdaq, it is likely to be more difficult to trade in or obtain accurate quotations as to the market price of New WINV Ordinary Shares. As a result, New WINV could face significant adverse consequences. Please see “Risk Factor – Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.”

Because there are no current plans to pay cash dividends on New WINV Ordinary Shares for the foreseeable future, you may not receive any return on investment unless you sell your shares for a price greater than that which you originally paid.

New WINV intends to retain future earnings, if any, for future operations, expansion and debt repayment (if any) and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on New WINV Ordinary Shares will be at the sole discretion of New WINV’s board of directors. The New WINV board of directors may take into account general and economic conditions, New WINV’s financial condition and results of operations, its available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends to its stockholders or by its subsidiaries to it and such other factors as New WINV’s board of directors may deem relevant. In addition, New WINV’s ability to pay dividends may be limited by covenants of any future indebtedness New WINV incurs. As a result, you may not receive any return on an investment in New WINV Ordinary Shares unless you sell shares for a price greater than that which you originally paid.

The Sponsor and WinVest’s directors, executive officers and advisory board members who hold Founder Shares may receive a positive return on the Founder Shares even if New WINV’s public stockholders experience a negative return on their investment after consummation of the Business Combination.

If WinVest is able to complete a business combination within the required time period, the Sponsor and WinVest’s directors, executive officers and advisory board members who hold Founder Shares may receive a positive return on their investments, which were acquired prior to the IPO, or concurrently with completion of the IPO, even if WinVest’s public stockholders experience a negative return on their investment in New WINV Ordinary Shares after consummation of the Business Combination. The Initial Shareholders have invested in the Company an aggregate of $5,475,000, comprised of the $25,000 purchase price for 2,875,000 Founder Shares and the $5,450,000 purchase price for 10,900,000 Private Placement Warrants. Assuming a trading price of     per share of WinVest Common Stock and $   per Public Warrant (based upon the respective closing prices of the WinVest Common Stock and the Public Warrants on Nasdaq on    , 2024, the most recent practicable date prior to the date of this proxy statement/prospectus), the 2,875,000 Founder Shares and 10,900,000 Private Placement Warrants held by the Initial Shareholders would have an implied aggregate market value of $   . Even if the trading price of the New WINV Ordinary Shares following the Business Combination was as low as $1.90 per share, the aggregate market value of the New WINV Ordinary Shares alone (without taking into account the value of the New Warrants) would be approximately equal to the initial investment in WinVest by the Initial Shareholders. As a result, if the Business Combination is completed, the Initial Shareholders are likely to be able to make a substantial profit on their investment in WinVest at a time when the New WINV Ordinary Shares have lost significant value. On the other hand, if the Proposals are not approved and the Company liquidates without completing a Business Combination, the Initial Stockholders will lose their entire investment in WinVest.

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Risks Related to WinVest’s Business and the Business Combination

References within this section to “we,” “us,” “our” or “our company” refer to WinVest.

WinVest is not required to, and has not, obtained a third-party valuation or fairness opinion, and consequently, you may have no assurance from an independent source that the consideration being paid for Xtribe is fair to WinVest stockholders from a financial point of view.

WinVest is not required to, and has not, obtained an opinion from an independent investment banking firm that the consideration being paid for Xtribe is fair to WinVest stockholders from a financial point of view. The fair market value of Xtribe has been determined by the WinVest Board based upon standards generally accepted by the financial community, such as potential sales and the price for which comparable businesses or assets have been valued.

Accordingly, WinVest stockholders will be relying on the judgment of the WinVest Board with respect to such matters and assuming the risk that the WinVest Board may not have properly valued the business. The lack of a third-party valuation or fairness opinion may also lead an increased number of stockholders to vote against the proposed Business Combination or demand redemption of their shares for cash, which could potentially impact WinVest’s ability to consummate the Business Combination.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how WinVest’s public stockholders vote.

The Sponsor and our directors and officers have agreed to vote any shares of WinVest Common Stock owned by them at the time of the Business Combination in favor of the Business Combination.

As of    , 2024, a total of 2,537,424 shares of WinVest Common Stock, or approximately 75.4% of the outstanding shares, were subject to the Sponsor Support Agreement. As a result, no WinVest Common Stock held by the public stockholders will need to be present in person by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, , no WinVest Common Stock held by the public stockholders must be voted in favor of the Proposals for them to be approved.

WinVest cannot assure you that its diligence review has identified all material risks associated with the Business Combination, and you may be less protected as an investor from any material issues with respect to Xtribe’s business, including any material omissions or misstatements contained in this proxy statement/prospectus, than an investor in an initial public offering.

Before entering into the Business Combination Agreement, WinVest performed a due diligence review of Xtribe and its business and operations; however, WinVest cannot assure you that its due diligence review identified all material issues, and certain unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Additionally, the scope of due diligence WinVest has conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Xtribe pursued an underwritten initial public offering. In a typical initial public offering, the underwriters of the offering conduct due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability to private investors for any material misstatements or omissions in the registration statement. While potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any such material misstatements or omissions, there are no underwriters of the securities of Xtribe that will be issued in connection with the Business Combination and thus no corresponding right of action is available to investors in the Business Combination, for any material misstatements or omissions in the proxy statement/prospectus. Therefore, as an investor in the Business Combination, you may be exposed to future losses, impairment charges, write-downs, write-offs or other charges that could have a significant negative effect on Xtribe’s financial condition, results of operations and the share price of its securities, which could cause you to lose some or all of your investment without certain recourse against any underwriter that may be available in an underwritten public offering.

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Becoming a public company through a merger rather than an underwritten offering presents risks to unaffiliated investors. Subsequent to the completion of the Business Combination, New WINV may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of New WINV Ordinary Shares, which could cause holders of New WINV Ordinary Shares to lose some or all of their investment.

Becoming a public company through a merger rather than an underwritten offering, as Xtribe is seeking to do, presents risks to unaffiliated investors. Such risks include the absence of a due diligence investigation conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. As a result, New WINV may be forced to later write down or write off assets, restructure its operations, or incur impairment or other charges that could result in it reporting losses. Additionally, unexpected risks may arise and previously known risks may materialize. Even though these charges may be non-cash items and not have an immediate impact on New WINV liquidity, the fact that New WINV reports charges of this nature could contribute to negative market perceptions about the post-Business Combination company or its securities. In addition, charges of this nature may cause New WINV to be unable to obtain future financing on favorable terms or at all.

The underwriters of the IPO are to be compensated in part on a deferred basis for already-rendered services in connection with WinVest’s IPO. Pursuant to the underwriting agreement WinVest entered into in connection with its IPO, Chardan Capital Markets, LLC (“Chardan”), as the sole book running manager of WinVest’s IPO and the representative of the other underwriters of WinVest’s IPO, is entitled to deferred compensation in the aggregate amount of $4,025,000 as consideration for services rendered to WinVest in connection with the IPO, to become payable upon consummation of a business combination transaction.

WinVest will be forced to liquidate the Trust Account if it cannot consummate a business combination by December 17, 2024. In the event of a liquidation, WinVest’s public stockholders are expected to receive approximately $     per share of WinVest Common Stock and the Warrants will expire worthless.

If WinVest is unable to complete a business combination by December 17, 2024, WinVest will be forced to liquidate unless we otherwise obtain an extension. The per-share liquidation distribution is currently estimated to be approximately $   per share, based on a Trust Account balance of $    as of    , 2024, and the Warrants will expire worthless in the event of a liquidation.

WinVest has identified material weaknesses in its internal control over financial reporting. If WinVest is unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

During the preparation of our financial statements as of and for the period ended September 30, 2023, we identified a material weakness in our internal control over financial reporting related to incorrectly filing income taxes in the state of Delaware. We filed an amended return in Delaware and will file our income tax returns in the U.S., Massachusetts, and Florida jurisdictions.

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During the preparation of our financial statements as of and for the year ended December 31, 2023 and the period ended March 31, 2024, we identified material weaknesses in our internal control over financial reporting related to our Trust Account withdrawals. In 2023, we withdrew $898,940 of interest and dividend income earned in the Trust Account, which was restricted for payment of our tax liabilities as provided in our Current Charter In the period ended March 31, 2024, we withdrew $40,050 of interest and dividend income earned in the Trust Account and received a tax refund of $104,305 that was previously paid with the interest and dividend income earned on the Trust Account. During the year ended December 31, 2023 and the periods ended March 31, 2024 and June 30, 2024, portions of these funds were inadvertently used for the payments of general operating expenses. Such amounts were disbursed without appropriate review and approval to ensure that the disbursements were made in accordance with the investment management trust agreement between Continental Stock Transfer & Trust Company and WinVest. As a result of this issue, we concluded that a material weakness exists in our internal control over financial reporting related to the review and approval of cash disbursements. The existence of material weaknesses in internal control over financial reporting could adversely affect our reputation or investor perceptions of us, which could have a negative effect on the trading price of our shares. We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. Even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We continue to evaluate steps to remediate the material weaknesses. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports or applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our share price may decline as a result.

We can give no assurance that the measures WinVest has taken and the measures we plan to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our consolidated financial statements.

We may face litigation and other risks as a result of the material weaknesses in our internal control over financial reporting.

As a result of material weaknesses in our internal control over financial reporting and other matters raised or that may in the future be raised by the SEC, we may face litigation or other disputes, which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this proxy statement/prospectus, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition or our ability to complete an initial business combination.

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You must tender your shares of WinVest Common Stock in order to validly seek redemption at the Meeting.

In connection with tendering your shares of WinVest Common Stock for redemption, you must elect to deliver your shares of WinVest Common Stock (and other redemption forms) to Continental electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System, at least two business days before the Meeting. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.

WinVest’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

As of June 30, 2024, WinVest had approximately $477 in cash held outside the trust account to fund working capital requirements. Further, WinVest has incurred and expects to continue to incur significant costs in pursuit of our financing and acquisition plans. Management’s plans to address this need for capital are discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of WinVest.” WinVest cannot assure you that management’s plans to raise capital or to consummate an initial business combination will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from our inability to continue as a going concern.

Any distributions received by WinVest stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, WinVest was unable to pay its debts as they fell due in the ordinary course of business.

WinVest’s Current Charter provides that it will continue in existence only until December 17, 2024. If WinVest is unable to consummate a transaction within the required time period, upon notice from WinVest, the trustee of the Trust Account will distribute the amount in its Trust Account to its public stockholders. Concurrently, WinVest shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although we cannot assure you that there will be sufficient funds for such purpose.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from (i) amounts remaining out of the approximately $477 of proceeds held outside the Trust Account as of June 30, 2024 and (ii) up to $100,000 of interest earned on the funds in the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. We will depend on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations we may owe or for working capital purposes.

However, we may not properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, third parties may seek to recover from our stockholders amounts owed to them by us.

If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors.

Shareholder litigation and regulatory inquiries and investigations are expensive and could harm WinVest’s business, financial condition and operating results and could divert management attention.

In the past, securities class action litigation and/or stockholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any stockholder litigation and/or regulatory investigations against WinVest, whether or not resolved in WinVest’s favor, could result in substantial costs and divert WinVest’s management’s attention from other business concerns, which could adversely affect WinVest’s business and cash resources and the ultimate value WinVest’s stockholders receive as a result of the Business Combination.

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The Initial Stockholders, who own the Founder Shares, will not participate in liquidation distributions and, therefore, may have a conflict of interest in determining whether the Business Combination is appropriate.

As of the Record Date, the Initial Stockholders, including the Sponsor and our Directors, owned an aggregate of 2,875,000 Founder Shares. The Initial Stockholders have waived their right to redeem any WinVest Common Stock in connection with a stockholder vote to approve a proposed initial business combination or sell any WinVest Common Stock in a tender offer in connection with a proposed initial business combination, or to receive distributions with respect to any shares of WinVest Common Stock upon the liquidation of the Trust Account if WinVest is unable to consummate a business combination. The Initial Stockholders did not receive any consideration for such waivers. Based on a market price of $   per share of WinVest Common Stock on    , 2024, the total value of the WinVest Common Stock held by the Initial Stockholders was approximately $   . The Founder Shares acquired prior to the IPO will be worthless if WinVest does not consummate a business combination. Consequently, our directors’ discretion in identifying and selecting Xtribe as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in WinVest’s public stockholders’ best interest.

The Current Charter contains a waiver of the corporate opportunities doctrine for our directors and officers, and therefore such persons have no obligations to make opportunities available to us.

The “corporate opportunities” doctrine provides that directors and officers of a corporation, as part of their duty of loyalty to the corporation and its stockholders, generally have a fiduciary duty to disclose opportunities to the corporation that are related to its business and are prohibited from pursuing those opportunities unless the corporation determines that it is not going to pursue them. The Current Charter waives the corporate opportunities doctrine. It states that WinVest renounces any interest or expectancy of WinVest in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both WinVest and a director or officer of WinVest, about which a director and/or officer of WinVest acquires knowledge, unless (i) such opportunity was offered to such person solely in his or her capacity as a director or officer of WinVest, (ii) such opportunity is one WinVest is legally and contractually permitted to undertake and would otherwise be reasonable for WinVest to pursue and (iii) the director or officer is permitted to refer that opportunity to WinVest without violating any legal obligation.

There could have been business combination targets that have been appropriate for a business combination with WinVest but were not offered due to a WinVest director’s or officer’s duties to another entity.

WinVest will require its public stockholders who wish to redeem their shares of WinVest Common Stock in connection with the Business Combination to comply with specific requirements for redemption described above. Accordingly, such redeeming stockholders may be unable to sell their securities when they wish to in the event that the Business Combination is not consummated.

WinVest is requiring public stockholders who wish to redeem their shares of WinVest Common Stock in connection with the proposed Business Combination to comply with specific requirements for redemption, as described above. If the Business Combination is not consummated, WinVest will promptly return such shares to its public stockholders. Accordingly, investors who attempted to redeem their shares of WinVest Common Stock in such a circumstance will be unable to sell their securities after the failed acquisition until WinVest has returned their securities to them. The market price of WinVest Common Stock may decline during this time and you may not be able to sell your securities when you wish to, even while other stockholders that did not seek redemption may be able to sell their securities.

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If New WINV’s security holders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of New WINV’s securities.

Following the Closing, the Initial Shareholders are entitled to make a demand that New WINV register the resale of their Registrable Securities (as defined below) at any time commencing three months prior to the date on which the Founder Shares may be released from escrow. Additionally, the Initial Shareholders or their affiliates may be issued Private Placement Warrants in payment of working capital loans made to WinVest, and are entitled to demand that WinVest register the resale of such Private Placement Warrants and the shares underlying the Private Placement Warrants commencing at any time after WinVest consummates an initial business combination. If such persons exercise their registration rights with respect to all of the securities currently held by them, then there will be an additional 2,875,000 shares of WinVest Common Stock (excluding up to 5,450,000 Warrant Shares) and 10,900,000 Private Placement Warrants eligible for trading in the public market. Additionally, in connection with the Closing, New WINV will grant additional registration rights to the Key Company Owners pursuant to the Registration Rights Agreement. The presence of additional New WINV Ordinary Shares and New Warrants (and underlying securities) trading in the public market may have an adverse effect on the market price of New WINV’s securities.

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of New WINV securities may decline.

The market price of New WINV securities may decline as a result of the Business Combination if:

●	WinVest does not achieve the perceived benefits of the acquisition as rapidly as, or to the extent anticipated by, financial or industry analysts; or

●	The effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing stock prices.

The Sponsor and WinVest’s directors and officers may have certain conflicts in determining to recommend the acquisition of Xtribe, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a stockholder.

The Sponsor and WinVest’s management and directors have interests in and arising from the Business Combination that are different from, or in addition to, your interests as a stockholder, which could result in a real or perceived conflict of interest. The Sponsor has invested an aggregate of $5,475,000 in WinVest and could potentially lose this entire amount if an initial business combination is not consummated by December 17, 2024, and it may therefore be incentivized to complete a business combination with a less favorable target company or a business combination on terms less favorable to stockholders rather than to cause WinVest to liquidate. Additionally, the Founder Shares owned by WinVest’s Initial Stockholders, or their affiliates and associates, would become worthless if the Business Combination Proposal is not approved and WinVest otherwise fails to consummate a business combination prior to December 17, 2024. See “Proposal 2 - The Business Combination Proposal - Interests of Certain Persons in the Business Combination” beginning on page 115 and “Risk Factor – The Sponsor and WinVest’s directors, and executive officers and advisory board members who hold Founder Shares may receive a positive return on the Founder Shares even if New WINV’s public stockholders experience a negative return on their investment after consummation of the Business Combination” for additional information.

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Reimbursement of out-of-pocket expenses incurred by our insiders, officers, directors, advisory board members or any of their affiliates in connection with certain activities on our behalf, including in connection with the Business Combination, could reduce the funds available to us to consummate the Business Combination. In addition, an indemnification claim by one or more of our officers and directors in the event that any of them are sued in their capacity as an officer or director could also reduce the funds available to us outside of the Trust Account.

We may reimburse our insiders, officers, directors, advisory board members or any of their affiliates for out-of-pocket expenses incurred in connection with certain activities on our behalf, including in connection with the Business Combination. There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, that, to the extent such expenses exceed the available proceeds not deposited in the trust, such expenses would not be reimbursed by us unless we consummate an initial business combination. In addition, pursuant to the Current Charter and Delaware law, we may be required to indemnify our officers and directors in the event that any of them are sued in their capacity as an officer or director. We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our Certificate of Incorporation and under Delaware law. In the event that we reimburse our insiders, officers, directors, advisory board members or any of their affiliates for out-of-pocket expenses prior to the consummation of the Business Combination or are required to indemnify any of our officers or directors pursuant to our Current Charter, Delaware law, or the indemnity agreements that we have entered into with them, we would use funds available to us outside of the Trust Account. Any reduction in the funds available to us could have a material adverse effect on our ability to consummate the Business Combination. Additionally, we have no policy that would prohibit these individuals and their affiliates from negotiating the reimbursement of such expenses by a target business. As a result, the personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business.

If we are unable to consummate the Business Combination, any loans made by the Sponsor would not be repaid, resulting in a potential conflict of interest in determining whether the Business Combination is in our stockholders’ best interest.

In order to meet our working capital needs following the consummation of the Initial Public Offering, our initial stockholders, officers and directors or their affiliates or our Sponsor may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. The loans would be non-interest bearing and would be payable at the consummation of a business combination. To date, we have received loans in the aggregate principal amount of $[__] from the Sponsor. If we fail to consummate the Business Combination, these loans would not be repaid. Consequently, the Sponsor may have a conflict of interest in determining whether the terms, conditions and timing of the Business Combination are appropriate and in our stockholders’ best interest.

WinVest and Xtribe have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by New WINV if the Business Combination is completed or (in the case of fees incurred by WinVest) by WinVest if the Business Combination is not completed.

WinVest and Xtribe have incurred and expect to continue to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, WinVest and Xtribe expect to incur up to $[   ] million in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by New WINV if the Business Combination is completed or by WinVest if the Business Combination is not completed. If the Business Combination is not consummated, WinVest may not have sufficient funds to seek an alternative business combination and may be forced to liquidate and dissolve.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus may not be indicative of what New WINV’s actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New WINV’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

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WinVest may waive one or more of the conditions to the Business Combination without resoliciting stockholder approval for the Business Combination.

WinVest may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The WinVest Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and re-solicitation of proxies is warranted. In some instances, if the WinVest Board determines that a waiver is not sufficiently material to warrant re-solicitation of stockholders, WinVest has the discretion to complete the Business Combination without seeking further stockholder approval. For example, it is a condition to WinVest’s obligations to close the Business Combination that there be no applicable law and no injunction or other order restraining or imposing any condition on the consummation of the Business Combination, however, if the WinVest Board determines that any such order or injunction is not material to the business of Xtribe, then the WinVest Board may elect to waive that condition without stockholder approval and close the Business Combination.

WinVest’s stockholders will experience immediate dilution as a consequence of the issuance of shares of New WINV Ordinary Shares as consideration in the Business Combination. Having a minority share position may reduce the influence that WinVest’s current stockholders have on the management of New WINV.

It is anticipated that upon completion of the Business Combination, WinVest’s public stockholders (including the holders of Rights) will retain an ownership interest of approximately [  ]% in New WINV, the Sponsor will retain an ownership interest of approximately [  ]% of New WINV and the Xtribe equityholders will own approximately [  ]% of New WINV.

The ownership percentage with respect to New WINV does not take into account the redemption of any shares of WinVest Common Stock by the WinVest public stockholders. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the WinVest stockholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”

New WINV’s directors and officers may have interests in the Business Combination different from the interests of public shareholders.

Executive officers of WinVest negotiated the terms of the Business Combination Agreement with their counterparts at Xtribe, and the WinVest Board determined that the Business Combination Agreement and the transactions contemplated thereby (including the Mergers) are in the best interests of WinVest, approved the Business Combination Agreement and the transactions contemplated thereby (including the Mergers) and declared their advisability, and recommended that WinVest’s stockholders approve and adopt the Business Combination Agreement and the Mergers and directed that the Business Combination Agreement and the transactions (including the Mergers) be submitted for consideration by WinVest’s stockholders. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that WinVest’s executive officers and directors may have financial interests in the Business Combination that may be different from, in addition to, or in conflict with, the interests of public stockholders. The WinVest Board was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination Agreement and in recommending to WinVest’s stockholders that they vote to approve the adoption of the Business Combination Agreement. See “Proposal 2 - The Business Combination Proposal - Interests of Certain Persons in the Business Combination.”

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or are waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed, and such termination could negatively impact Xtribe and WinVest.

Pursuant to the Business Combination Agreement, the Closing is subject to a number of conditions, including approval of the proposals required to effect the Business Combination by WinVest’s stockholders, receipt of certain regulatory approvals, effectiveness of the Registration Statement of which this proxy statement/prospectus forms a part, approval of the listing of New WINV Ordinary Shares on Nasdaq, the accuracy of the representations and warranties by Xtribe and WinVest (subject to the materiality standards set forth in the Business Combination Agreement) and the performance by Xtribe and WinVest of their covenants and agreements (subject to the materiality standards set forth in the Business Combination Agreement). These closing conditions may not be fulfilled in a timely manner or at all, and, accordingly, the Business Combination may not be completed. In addition, Xtribe and WinVest can mutually decide to terminate the Business Combination Agreement at any time, before or after any equityholder approvals, or Xtribe or WinVest may elect to terminate the Business Combination Agreement in certain other circumstances.

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If the Business Combination is not completed for any reason, including as a result of WinVest’s stockholders declining to approve the proposals required to effect the Business Combination, WinVest would be subject to a number of risks, including the following:

●	the trading price of shares of WinVest Common Stock may be negatively impacted (including to the extent that current market prices reflect a market assumption that the Business Combination will be completed);

●	WinVest will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

●	since the Business Combination Agreement restricts the conduct of WinVest’s business prior to the completion of the Business Combination, WinVest will not have been able to pursue other acquisition targets, and the opportunity to engage in an alternative business combination may no longer be available. See “Proposal 2 - The Business Combination Proposal - The Business Combination Agreement - Covenants and Agreements.”

If the Business Combination Agreement is terminated and the WinVest Board seeks another merger or business combination, WinVest stockholders cannot be certain that WinVest will be able to find another acquisition target that would constitute a business combination or that such other merger or business combination will be completed. See “Proposal 2 - The Business Combination Proposal - The Business Combination Agreement - Termination.”

If WinVest does not consummate an initial business combination, its public shareholders may be forced to wait until after December 17, 2024 (if we extend the period of time to consummate a business combination by the full amount of time) before redemption from the Trust Account.

WinVest’s Current Charter provides that it has until December 17, 2024 (if we extend the period of time to consummate a business combination by the full amount of time), to consummate an initial business combination. If WinVest has not consummated an initial business combination by December 17, 2024 and no extension has been obtained, it will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the shares of WinVest Common Stock, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding shares of WinVest Common Stock, which redemption will completely extinguish the WinVest public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the WinVest Board, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. WinVest’s Current Charter provides that, if a resolution of WinVest’s stockholders is passed pursuant to the DGCL to commence the voluntary liquidation of WinVest, it will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Delaware law.

As a result, if we do not consummate the Business Combination, investors may be forced to wait beyond December 17, 2024 before the proceeds of the Trust Account become available to them, and they receive their pro rata portion of the proceeds from the Trust Account. WinVest has no obligation to return funds to investors prior to the date of our liquidation unless, prior thereto, WinVest consummates its initial business combination or amends certain provisions of the Current Charter, and only then in cases where investors have sought to redeem their public stock. Only upon WinVest’s liquidation will public shareholders be entitled to distributions if WinVest does not complete its initial business combination and does not amend the Current Charter. Accordingly, investors’ funds may be unavailable to them until after such date and to liquidate an investment, public security holders may be forced to sell their WinVest Common Stock or Public Warrants, potentially at a loss.

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WinVest’s failure to complete a business combination by September 14, 2024 contravenes Nasdaq rules, and as a result, could lead Nasdaq to suspend trading in WinVest’s securities or lead WinVest to be delisted from Nasdaq.

WinVest is listed on The Nasdaq Capital Market. Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement, which, in the case of WinVest, was September 14, 2024 (the “Nasdaq Deadline”). We did not complete a business combination prior to the Nasdaq Deadline. As a result, we are in violation of Nasdaq IM-5101-2.

As previously reported, on September 17, 2024, we received a written notice (the “Notice”) from the Listing Qualifications Department of Nasdaq indicating that we had failed to comply with Nasdaq Listing Rules IM-5101-2. Pursuant to the Notice, unless we timely requested a hearing to appeal this determination before The Nasdaq Hearings Panel (the “Panel”) by September 24, 2024, our securities would be subject to suspension and delisting from The Nasdaq Capital Market at the opening of business on September 26, 2024.

On September 24, 2024, we timely requested a hearing before the Panel to appeal the Notice and to request sufficient time to close the Business Combination, which request stayed the suspension of trading on our securities. Accordingly, our securities will continue to trade on The Nasdaq Capital Market until the hearing process concludes and the Panel issues a written decision. However, there can be no assurance that the Panel will grant our request for a suspension of delisting or continued listing on The Nasdaq Capital Market. If the Panel does not grant our request, our securities will be delisted from Nasdaq.

If Nasdaq delists any of our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect such securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences. Please see “Risk Factor - Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.”

There is no limit as to the number of WinVest’s public stockholders that may exercise their redemption rights in connection with the Business Combination, and the ability of WinVest’s stockholders to exercise redemption rights with respect to the 492,333 shares of public stock outstanding may result in insufficient working capital following the Business Combination unless third-party financing is secured.

There is no maximum redemption limitation set forth in the Business Combination Agreement, and WinVest does not know how many stockholders will ultimately exercise their redemption rights in connection with the Business Combination. As such, the Business Combination is structured based on WinVest’s expectations (and those of the other parties to the Business Combination Agreement) as to the number of shares that will be submitted for redemption.

If too many public stockholders elect to redeem their shares and additional third-party financing is not available to New WINV, following the Business Combination, New WINV may not be able to maintain the listing of its securities on Nasdaq or another national securities exchange for lack of liquidity and may not have sufficient cash and liquidity to finance its operations as currently contemplated. Even if such third-party financing is available at acceptable terms, WinVest’s ability to obtain such financing is subject to restrictions set forth in the Business Combination Agreement. In addition, if New WINV is not able to obtain adequate third-party financing, transaction expenses incurred in completing the Business Combination could exceed New WINV’s working capital requirements following the consummation of the Business Combination, and New WINV may need to substantially alter, or possibly even discontinue, its operations.

Furthermore, raising such additional financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels.

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We may be unable to consummate the Business Combination if we have insufficient cash at closing, in which case our public stockholders may have to remain stockholders of WinVest and wait until our redemption of the Public Shares to receive a pro rata share of the Trust Account or attempt to sell their shares in the open market.

As a condition to the obligation of the parties to the Business Combination Agreement to consummate the Business Combination, the Closing WinVest Cash shall not be less than $15.0 million. If the number of our public stockholders electing to exercise their redemption rights has the effect of reducing the amount of money available to us to consummate the Business Combination below $15.0 million and we are not able to locate alternative sources of funding, whether through the PIPE Financing or otherwise, we may be unable to consummate the Business Combination and we may not be able to locate another suitable target within the applicable time period, if at all. In that case, our public stockholders may have to remain stockholders of WinVest and wait until December 17, 2024 in order to be able to receive a portion of the Trust Account, or attempt to sell their shares in the open market prior to such time, in which case they may receive less than they would have in a liquidation of the Trust Account.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.10 per share (which was the amount per share initially placed in the Trust Account).

Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Stock, if we are unable to complete our business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per share redemption amount received by public stockholders could be less than the $10.10 per share initially held in the Trust Account, due to claims of such creditors. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduces the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, even in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we have not asked the Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, or if we otherwise enter compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we may not be able to return to our Public Stockholders $10.10 per share (which was the amount per share initially placed in the Trust Account).

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The Excise Tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities following the Business Combination, hinder our ability to consummate the Business Combination and decrease the amount of funds available for distribution in connection with a liquidation.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which, among other things, imposes a 1% excise tax on the fair market value of stock repurchased by “covered corporations” beginning on January 1, 2023, with certain exceptions (the “Excise Tax”). The Excise Tax is imposed on the repurchasing corporation itself, not its stockholders from which the stock is repurchased. The amount of the Excise Tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the Excise Tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year.

The U.S. Department of the Treasury (the “Treasury Department”) has authority to promulgate regulations and provide other guidance regarding the Excise Tax. In December 2022, the Treasury Department issued Notice 2023-2, indicating its intention to propose such regulations and issuing certain interim rules on which taxpayers may rely. Under the interim rules, liquidating distributions made by publicly traded domestic corporations are exempt from the Excise Tax. In addition, any redemptions that occur in the same taxable year in which a liquidation is completed will also be exempt from such tax. Redemptions of our Public Shares in connection with the Business Combination may subject us to the Excise Tax unless one of the two exceptions above apply.

Any redemption or other repurchase that we make may be subject to the Excise Tax. Consequently, the value of our stockholder’s investment in our securities may decrease and the amount our stockholders may receive upon redemption may be negatively impacted as a result of the Excise Tax. Whether and to what extent we would be subject to the Excise Tax would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, (ii) the structure of the Business Combination, (iii) the nature and amount of the PIPE Financing or other equity issuances in connection with the Business Combination (or otherwise issued not in connection with the Business Combination but issued within the same taxable year of the Business Combination) and (iv) the content of regulations and other guidance from the Treasury Department. In addition, because the Excise Tax would be payable by us, and not by the redeeming holder, the mechanics of any required payment of the Excise Tax have not been determined. The foregoing could cause a reduction in the cash available for a stockholder redemption, could cause a reduction in the cash available to complete the Business Combination and could have an adverse effect on our ability to complete the Business Combination.

If we are unable to obtain financing or the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

Even if the Business Combination Agreement is approved by the stockholders of WinVest, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Business Combination Agreement, see the section titled “Business Combination Proposal - Conditions to Closing of the Business Combination.” WinVest and Xtribe may not satisfy all of the closing conditions in the Business Combination Agreement. If the closing conditions are not satisfied or waived (where permissible), the Business Combination will not occur, or will be delayed pending later satisfaction or waiver (where permissible), and such delay may cause WinVest and Xtribe to each lose some or all of the intended benefits of the Business Combination.

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The SEC has adopted rules to regulate special purpose acquisition companies. Certain of the procedures that WinVest, a potential business combination target or others may determine to undertake in connection with such rules may increase WinVest’s costs and the time needed to complete its initial business combination and may constrain the circumstances under which WinVest could complete an initial business combination. The need for compliance with the rules may cause WinVest to liquidate the funds in the Trust Account or liquidate WinVest at an earlier time than WinVest might otherwise choose.

On January 24, 2024, the SEC adopted final rules (the “SPAC Final Rules”) relating to, among other items, disclosures in SEC filings in connection with business combination transactions between special purpose acquisition companies such as us and private operating companies; the financial statement requirements applicable to transactions involving shell companies; the use of projections in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which special purpose acquisition companies could become subject to regulation under the Investment Company Act. The SPAC Final Rules became effective on July 1, 2024. Certain of the procedures that we, a potential business combination target or others may determine to undertake in connection with the SPAC Final Rules, or pursuant to the SEC’s views expressed in the SPAC Final Rules, may increase the costs of completing a business combination and the time required to consummate a transaction, and may constrain the circumstances under which we could complete a business combination.

We have in the past instructed the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash, and we could do so again in the future. As a result of any such liquidation, we may receive less interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company.

The funds in the Trust Account have, since our IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act or in cash. To mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, prior to the 24-month anniversary of the effective date of our IPO Registration Statement, we instructed Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to maintain all funds in the Trust Account in cash in an interest-bearing bank account. Although we subsequently reinvested such funds in marketable securities, we could instruct the trustee to liquidate the securities held in the Trust Account again in the future. As a result of any such liquidation, we may receive less interest, if any, on the funds held in the Trust Account than if the assets in the Trust Account had remained in U.S. government securities or money market funds. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, our liquidation of the securities held in the Trust Account and the holding of all funds in the Trust Account in cash could reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company.

If the funds held outside of the Trust Account are insufficient, it could limit our ability to consummate the Business Combination.

As of     , 2024, we held approximately $   outside the Trust Account. The funds available to us outside of the Trust Account to fund our working capital requirements may not be sufficient to allow us to operate until we consummate the Business Combination. In such event we would need to borrow additional funds from our Sponsor or from third parties to continue to operate. The Sponsor or our other Initial Shareholders may, but are not obligated to, loan us funds as may be required. Such loans would be evidenced by promissory notes that would either be paid upon consummation of an initial business combination, or, at such lender’s discretion, converted upon consummation of our business combination into private warrants at a price of $0.50 per warrant. However, our Sponsor and other Initial Shareholders are under no obligation to loan us any funds. If we are unable to obtain the necessary funds, we may be forced to liquidate without completing the Business Combination.

New WINV may issue additional New WINV Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of New WINV Ordinary Shares.

Upon the closing of the Business Combination, New WINV will have warrants outstanding to purchase up to an aggregate of 11,200,000 New WINV Ordinary Shares, including New WINV Public Warrants to purchase 5,750,000 New WINV Ordinary Shares and New WINV Private Placement Warrants to purchase 5,450,000 New WINV Ordinary Shares.

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New WINV may issue additional New WINV Ordinary Shares or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

New WINV’s issuance of additional New WINV Ordinary Shares or other equity securities of equal or senior rank would have the following effects:

●	New WINV’s existing stockholders’ proportionate ownership interest in New WINV would decrease;

●	the amount of cash available per share, including for payment of dividends (if any) in the future, could decrease;

●	the relative voting strength of each previously outstanding New WINV Ordinary Share would be diminished; and

●	the market price of New WINV Ordinary Shares could decline.

If WinVest is deemed to be an investment company for purposes of the Investment Company Act, WinVest may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for WinVest to complete the Business Combination.

If WinVest is deemed to be an investment company under the Investment Company Act, WinVest’s activities may be restricted, including restrictions on the nature of our investments and on the issuance of securities, each of which may make it difficult for WinVest to complete the Business Combination. In addition, WinVest may have imposed upon us certain burdensome requirements, including: registration as an investment company; adoption of a specific form of corporate structure; reporting, record keeping, voting, proxy and disclosure requirements; and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless WinVest can qualify for an exclusion, WinVest must ensure that it is engaged primarily in a business other than investing, reinvesting or trading in securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business is to identify and complete a business combination and thereafter to operate the post-transaction business or assets for the long term. WinVest does not plan to buy businesses or assets with a view to resale or profit from their resale. WinVest does not plan to buy unrelated businesses or assets or to be a passive investor.

WinVest does not believe that its anticipated principal activities will subject us to the Investment Company Act. To this end, the proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the Trust Agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), WinVest intends to avoid being deemed an “investment company” within the meaning of the Investment Company Act. Our shares are not intended for persons who are seeking a return on investments in government securities or investment securities. The Trust Account is intended as a holding place for funds pending the earlier to occur of either: (i) the completion of our primary business objective, which is a business combination; or (ii) absent a business combination, our return of the funds held in the Trust Account to our public stockholders as part of our redemption of the public stock. If WinVest does not invest the proceeds as discussed above, it may be deemed to be subject to the Investment Company Act. If WinVest were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which it has not allotted funds and may hinder our ability to complete a business combination. If WinVest is unable to complete the Business Combination, WinVest’s public stockholders may receive only approximately $     per share on the liquidation of the Trust Account and the Rights and Warrants will expire worthless.

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Risks Relating to Ownership of New WINV’s Ordinary Shares and New Warrants Following the Business Combination

References within this section to “we,” “us,” “our” or “our company” refer to New WINV.

A market for New WINV Ordinary Shares may not develop or be sustained, which would adversely affect the liquidity and price of New WINV Ordinary Shares. If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price and liquidity of New WINV Ordinary Shares could decline.

The trading market for New WINV Ordinary Shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for New WINV Ordinary Shares would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our results of operations fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

The market price and trading volume of New WINV Ordinary Shares and the Public Warrants may be highly volatile and could decline significantly following the Business Combination.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price for New WINV Ordinary Shares and the Public Warrants in spite of our operating performance. New WINV cannot assure you that the market price of New WINV Ordinary Shares and the Public Warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including any of the risks presented under this section titled “Risk Factors” or presented elsewhere in this proxy statement/prospectus, and, among others, the following:

●	New WINV operating and financial performance, quarterly or annual earnings relative to similar companies;

●	publication of research reports or news stories about New WINV, New WINV’s competitors or New WINV’s industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	the public’s reaction to New WINV’s press releases, other public announcements and filings with the SEC;

●	announcements by New WINV or New WINV’s competitors of acquisitions, business plans or commercial relationships;

●	any major change in the New WINV Board or senior management, including the departure of our founders;

●	sales of New WINV Ordinary Shares by New WINV, New WINV’s directors, executive officers, principal stockholders or New WINV’s founders;

●	adverse market reaction to any indebtedness New WINV may incur or securities we may issue in the future;

●	short sales, hedging and other derivative transactions in New WINV Ordinary Shares;

●	exposure to capital market risks related to changes in interest rates, realized investment losses, credit spreads, equity prices, foreign exchange rates and performance of insurance-linked investments;

●	New WINV’s creditworthiness, financial condition, performance and prospects;

●	New WINV’s dividend policy and whether dividends on New WINV Ordinary Shares have been, and are likely to be, declared and paid from time to time;

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●	perceptions of the investment opportunity associated with New WINV Ordinary Shares relative to other investment alternatives;

●	regulatory or legal developments;

●	changes in general market, economic and political conditions;

●	conditions or trends in our industry, geographies or customers;

●	changes in accounting standards, policies, guidance, interpretations or principles; and

●	threatened or actual litigation or government investigations.

In addition, broad market and industry factors may negatively affect the market price of New WINV Ordinary Shares, regardless of New WINV’s actual operating performance, and factors beyond New WINV’s control may cause New WINV’s stock price to decline rapidly and unexpectedly. In addition, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. New WINV may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on New WINV’s business, financial condition, results of operations or prospects. Any adverse determination in litigation could also subject New WINV to significant liabilities.

Holders of Public Stock of WinVest prior to Closing that elect to redeem their Public Stock may continue to hold any Public Warrants that they owned prior to redemption, the exercise of which would result in additional dilution to non-redeeming WinVest stockholders; exercise of outstanding New WINV Private Placement Warrants would also result in additional dilution to non-redeeming WinVest stockholders.

The percentage of the outstanding shares and voting power of New WINV Ordinary Shares that will be owned by public stockholders after the Closing will vary based, among other things, on the number of shares of Public Stock redeemed in connection with the Business Combination and the issuance by WinVest or New WINV of additional equity or equity-based securities prior to, at or after the Closing. Certain dilutive effects on non-redeeming WinVest stockholders across various redemption scenarios are shown in the table set forth below, though, as described herein, there may be other sources of dilution that impact ownership and voting control of public stockholders after the Business Combination is consummated.

The below sensitivity table shows the potential impact of redemptions on the pro forma book value per share of the shares owned by non-redeeming stockholders in a no additional redemption scenario, a fifty percent (50%) redemption scenario and a maximum redemption scenario. The sensitivity table below also sets forth the potential additional dilutive impact of each of the below additional dilution sources in each redemption scenario.

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	Share Ownership of New WINV(4)
	Assuming No Additional Redemption		Assuming 50% Redemption(1)		Assuming Maximum Redemption(2)
Shareholders	Ownership in shares	Equity %	Ownership in shares	Equity %	Ownership in shares	Equity %
Public shareholders (including Rights Shares)	1,258,999	8.1%	1,012,833	6.6%	766,666	5.1%
Initial Shareholders (including Sponsor)	2,875,000	18.5%	2,875,000	18.8%	2,875,000	19.1%
[PIPE investors (3)]	2,100,000	13.5%	2,100,000	13.7%	2,100,000	13.9%
Xtribe equityholders	9,323,204	59.9%	9,323,204	60.9%	9,323,204	61.9%
Total Pro Forma Equity Value Post-Redemptions	$6,117,793		$3,574,689		$1,031,585
Total Pro Forma Book Value Post-Redemptions	$6,117,793		$3,574,689		$1,031,585
Pro Forma Book Value Per Share	$0.39		$0.23		$0.07

(1)	Assumes redemption of [ ] shares of WinVest Common Stock.
(2)	Assumes redemption of [ ] shares of WinVest Common Stock.
(3)	[Represents an estimated $21.0 million in PIPE proceeds to satisfy the minimum cash closing condition of $15.0 million.]
(4)	This table does not include potential dilution that may result from (i) the exercise of both outstanding public and private warrants (ii) the conversion of certain promissory and extension notes and (iii) the issuance of earnout shares. The potential shares have not been included in the above table as they were not probable of being issued as of the time of the filing.

In the event that a significant number of shares of WinVest Common Stock are redeemed, WinVest Common Stock (or New WINV Ordinary Shares following the Business Combination) may become less liquid.

WinVest has experienced high redemptions of WinVest Common Stock in the past. On November 30, 2022, in WinVest has experienced high redemptions of WinVest Common Stock in the past. On November 30, 2022, in connection with the November 2022 Extension Meeting, the holders of 9,606,887 shares of WinVest Common Stock properly exercised their right to redeem their WinVest Common Stock for cash at a redemption price of approximately $10.20 per share, for an aggregate redemption amount of approximately $98.0 million. On June 30, 2023, in connection with the June 2023 Extension Meeting, the holders of 627,684 shares of WinVest Common Stock properly exercised their right to redeem their WinVest Common Stock for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of approximately $6,721,794.56. On November 30, 2023, in connection with the November 2023 Extension Meeting, the holders of 122,306 shares of WinVest Common Stock properly exercised their right to redeem their WinVest Common Stock for cash at a redemption price of approximately $10.81 per share, for an aggregate redemption amount of approximately $ 1,322,518. On June 3, 2024, in connection with the June 2024 Extension Meeting, the holders of 650,790 shares of WinVest Common Stock properly exercised their right to redeem their WinVest Common Stock for cash at a redemption price of approximately $11.32 per share, for an aggregate redemption amount of approximately $7,367,203.65.

As of the Record Date, there will be publicly held shares of WinVest Common Stock outstanding and approximately $   in the Trust Account. If a significant number of remaining outstanding WinVest Common Stock are redeemed in connection with the Business Combination and the Business Combination is consummated, New WINV will receive lesser proceeds from the Business Combination. Additionally, the redemption of WinVest Common Stock in connection with the Business Combination will adversely affect the trading volume of New WINV Ordinary Shares following the Business Combination, which may impair your ability to sell your New WINV Ordinary Shares and may also impair New WINV’s ability to raise additional capital on favorable terms after the Business Combination. In the event New WINV obtains lesser proceeds from the Business Combination, it may be required to raise additional capital following the Business Combination to fund its operations and business plan, even if under unfavorable terms or prices. If New WINV raises additional capital in the form of sales of New WINV Ordinary Shares, the sale and issuance of such New WINV Ordinary Shares, or even the perception that these sales might occur, could put significant downward pressure on the price of New WINV Ordinary Shares and cause the market price of New WINV Ordinary Shares to decline. This could impair New WINV’s ability to raise additional capital through a future sale of, or pay for acquisitions using, New WINV’s equity securities. Any future issuance by New WINV of equity securities would also dilute the interests of holders of New WINV Ordinary Shares. See “-New WINV may issue additional New WINV Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of New WINV Ordinary Shares.”

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As a public company, we will become subject to additional laws, regulations and stock exchange listing standards, which will impose additional costs on us and may strain our resources and divert our management’s attention.

As a company with publicly-traded securities, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the Nasdaq and other applicable securities laws and regulations. These rules and regulations require that we adopt additional controls and procedures and disclosure, corporate governance and other practices thereby significantly increasing our legal, financial and other compliance costs. These new obligations will also make other aspects of our business more difficult, time-consuming or costly and increase demand on our personnel, systems and other resources. For example, to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to commit significant resources, hire additional staff and provide additional management oversight. Furthermore, as a result of disclosure of information in this proxy statement/prospectus and in our Exchange Act and other filings required of a public company, our business and financial condition will become more visible, which we believe may give some of our competitors who may not be similarly required to disclose this type of information a competitive advantage. In addition to these added costs and burdens, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of New WINV Ordinary Shares and New WINV Public Warrants, fines, sanctions, other regulatory actions and civil litigation, any of which could negatively affect the price of New WINV Ordinary Shares.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

Xtribe is not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and is therefore not required to make a formal assessment of the effectiveness of its internal control over financial reporting for that purpose. Upon becoming a public company, New WINV will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in New WINV’s quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Although New WINV will be required to disclose changes made in its internal controls and procedures on a quarterly basis, it will not be required to make its first annual assessment of its internal control over financial reporting pursuant to Section 404 until the year following its first annual report required to be filed with the SEC. As an emerging growth company, New WINV’s independent registered public accounting firm will not be required to formally attest to the effectiveness of its internal control over financial reporting pursuant to Section 404(a) until the later of (i) the year following New WINV’s first annual report required to be filed with the SEC or (ii) the date New WINV is no longer an emerging growth company. At such time, New WINV’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which its controls are documented, designed or operating.

As a private company, Xtribe does not currently have any internal audit function. To comply with the requirements of being a public company, Xtribe has undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff or consultants. Testing and maintaining internal control can divert New WINV management’s attention from other matters that are important to the operation of its business. If New WINV identifies any material weaknesses in its internal control over financial reporting or is unable to comply with the requirements of Section 404 in a timely manner or assert that its internal control over financial reporting is effective, or if its independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal control over financial reporting once New WINV is no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of New WINV’s financial reports and the market price of New WINV Ordinary Shares could be negatively affected. New WINV could also become subject to investigations by the SEC, the stock exchange on which its securities will be listed or other regulatory authorities, which could require additional financial and management resources. In addition, if New WINV fails to remedy any material weakness, its financial statements could be inaccurate and New WINV could face restricted access to capital markets.

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The BVI Companies Act and provisions in New WINV’s Proposed Articles of Association could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of New WINV Ordinary Shares.

New WINV’s Proposed Articles of Association will contain provisions that could depress the trading price of its New WINV Ordinary Shares by acting to discourage, delay, or prevent a change of control of New WINV or changes in New WINV’s management that New WINV’s stockholders may deem advantageous. These provisions include the following:

●	the right of the board of directors to establish the number of directors and fill any vacancies and newly created directorship;

●	director removal solely for cause;

●	directors’ ability to amend the Proposed Articles of Association by resolution of directors, subject to certain restrictions;

●	“blank check” preferred stock that New WINV’s Board could use to implement a stockholder rights plan;

●	the right of New WINV’s board of directors to issue New WINV’s authorized but unissued New WINV Ordinary Shares without stockholder approval;

●	limitations on the liability of, and the provision of indemnification to, our director and officers; and

Any provision of New WINV’s Proposed Articles of Association that has the effect of delaying or deterring a change in control could limit the opportunity for New WINV’s shareholders to receive a premium for their shares of New WINV’s Ordinary Shares, and could also affect the price that some investors are willing to pay for New WINV’s Ordinary Shares.

New WINV may redeem the unexpired New Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We will have the ability to redeem the outstanding New Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, if, among other things, the last sales price of the New WINV Ordinary Shares equals or exceeds $16.50 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of Securities after the Business Combination—Redeemable Warrants”). If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the New Warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants as described above could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants.

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Following the Business Combination, New WINV’s management will have the ability to require holders of the New Warrants to exercise such warrants on a cashless basis, which will cause holders to receive fewer New WINV Ordinary Shares upon their exercise of the New Warrants than they would have received had they been able to exercise their New Warrants for cash.

If New WINV calls the New Warrants for redemption after the redemption criteria described elsewhere in this proxy statement/prospectus have been satisfied, New WINV’s management will have the option to require any holder that wishes to exercise their New Warrants (including any New Warrants held by the Initial Shareholders, other purchasers of WinVest’s Private Placement Warrants, or their permitted transferees) to do so on a “cashless basis.” If New WINV’s management chooses to require holders to exercise their New Warrants on a cashless basis, the number of New WINV Ordinary Shares received by a holder upon exercise will be fewer than it would have been had such holder exercised the New Warrants for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in the Company. For more information, see the section titled “Description of Securities after the Business Combination — Redeemable Warrants”.

New WINV will have no obligation to net cash settle the New Warrants.

In no event will New WINV have any obligation to net cash settle the New Warrants. Accordingly, the New Warrants may expire worthless.

If New WINV does not maintain a current and effective prospectus relating to the New WINV Ordinary Shares issuable upon exercise of the New Warrants, holders will only be able to exercise such New Warrants on a “cashless basis” which would result in a fewer number of shares being issued to the holder had such holder exercised the New Warrants for cash.

Except as set forth below, if New WINV does not maintain a current and effective prospectus relating to the New WINV Ordinary Shares issuable upon exercise of the New Warrants at the time that holders wish to exercise such New Warrants, they will only be able to exercise them on a “cashless basis,” provided that an exemption from registration is available. As a result, the number of New WINV Ordinary Shares that a holder will receive upon exercise of its New Warrants will be fewer than it would have been had such holder exercised its New Warrant for cash. Further, if an exemption from registration is not available, holders would not be able to exercise their New Warrants on a cashless basis and would only be able to exercise their New Warrants for cash if a current and effective prospectus relating to the New WINV Ordinary Shares issuable upon exercise of the New Warrants is available. Under the terms of the warrant agreement, New WINV will be obligated to use its best efforts to meet these conditions and to maintain a current and effective prospectus relating to New WINV Ordinary Shares issuable upon exercise of the New Warrants until the expiration of the New Warrants. However, we cannot assure you that New WINV will be able to do so. If New WINV is unable to do so, the potential “upside” of the holder’s investment in New WINV may be reduced or the New Warrants may expire worthless.

An investor will only be able to exercise New Warrants if the issuance of the New WINV Ordinary Shares upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the New Warrants.

No New Warrants will be exercisable for cash, and New WINV will not be obligated to issue New WINV Ordinary Shares unless the New WINV Ordinary Shares issuable upon such exercise have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the New Warrants. At the time that the New Warrants become exercisable, we expect the New Warrants to continue to be listed on a national securities exchange, which would provide an exemption from registration in every state. However, we cannot assure you of this fact. If the New WINV Ordinary Shares issuable upon exercise of the New Warrants are not qualified or exempt from qualification in the jurisdictions in which the holders of the New Warrants reside, the New Warrants may be deprived of any value, the market for the New Warrants may be limited and they may expire worthless if they cannot be sold.

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The terms of the New Warrants may be amended in a way that may be adverse to holders with the approval by the holders of a majority of the then outstanding New Warrants.

The Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and WinVest. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision. The warrant agreement requires the approval by the holders of a majority of the then outstanding Warrants (including the Private Placement Warrants) in order to make any change that adversely affects the interests of the registered holders; provided, however that an exchange offer made to both the Public Warrants and the Private Placement Warrants on the same terms will not constitute an amendment requiring consent of any Warrant holder.

The Warrant Agreement and Rights Agreement designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our Warrants and Rights, respectively, which could limit the ability of Warrant or Rights holders to obtain a favorable judicial forum for disputes with our company.

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against the parties arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that WinVest irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum. WinVest waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Warrant Agreement does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of Public Warrants shall be deemed to have notice of and to have consented to the forum provisions in the Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of Public Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with WinVest, which may discourage such lawsuits. Warrant holders who do bring a claim in a court of the State of New York or the United States District Court for the Southern District of New York could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of New York. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, WinVest may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect WinVest’s business, financial condition and results of operations and result in a diversion of the time and resources of WinVest’s management and board of directors.

Future sales of shares by existing stockholders could cause New WINV’s stock price to decline.

If New WINV’s existing stockholders sell or indicate an intention to sell substantial amounts of its New WINV Ordinary Shares in the public market, the trading price of the New WINV Ordinary Shares could decline. In addition, shares underlying any outstanding options and restricted stock units will become eligible for sale if exercised or settled, as applicable, and to the extent permitted by the provisions of various vesting agreements and Rule 144 of the Securities Act.

Although the Initial Stockholders will be subject to certain restrictions regarding the transfer of New WINV Ordinary Shares following the Business Combination, these shares may be sold after the expiration of their respective lock-ups. New WINV intends to file one or more registration statements prior to or shortly after the closing of the Business Combination to provide for the resale of such shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of New WINV Ordinary Shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

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Purchases of New WINV Ordinary Shares in the open market or in privately negotiated transactions by our Sponsor, founders, directors, officers, advisors or their affiliates may make it difficult for us to maintain the listing of the New WINV Ordinary Shares on Nasdaq following the consummation of the Business Combination.

If our Sponsor, founders, directors, officers, advisors or their affiliates purchase New WINV Ordinary Shares in the open market or in privately negotiated transactions, the public “float” of the New WINV Ordinary Shares and the number of beneficial holders of our securities would both be reduced, possibly making it difficult to maintain the listing or trading of New WINV’s securities on Nasdaq following consummation of the Business Combination.

New WINV’s business and operations could be negatively affected if it becomes subject to any securities litigation or stockholder activism, which could cause New WINV to incur significant expense, hinder execution of business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of the New WINV Ordinary Shares or other reasons may in the future cause it to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the New WINV Board’s attention and resources from the company’s business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to New WINV’s future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, New WINV may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

If New WINV’s operating and financial performance in any given period does not meet the guidance provided to the public or the expectations of investment analysts, the market price of the New WINV Ordinary Shares may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will consist of forward-looking statements, subject to the risks and uncertainties described in this prospectus/proxy statement and in our other public filings and public statements. The ability to provide this public guidance, and the ability to accurately forecast our results of operations, could be impacted by the global macroeconomic events, such as the COVID-19 pandemic and the current conflicts in Ukraine and in the Middle East. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of unfavorable or uncertain economic and market conditions, such as the ongoing global economic uncertainty experienced as a result of the COVID-19 pandemic and the current inflationary environment in the United States. If, in the future, our operating or financial results for a particular period do not meet any guidance provided or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of the New WINV Ordinary Shares may decline as well. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

Other Risks Related to New WINV Operating as a Public Company

References within this section to “we,” “us,” “our” or “our company” refer to New WINV.

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New WINV management does not have prior experience in operating a public company.

New WINV management does not have prior experience in managing a publicly traded company. As such, the management team may encounter difficulties in successfully or effectively managing its transition to a public company following the Business Combination and in complying with its reporting and other obligations under federal securities laws and other regulations and in connection with operating as a public company. Their lack of prior experience in dealing with the reporting and other obligations and laws pertaining to public companies could result the management of New WINV being required to devote significant time to these activities which may result in less time being devoted to the management and growth of New WINV. Additionally, New WINV will be required to hire additional personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies. New WINV may be required to incur significant expense in connection with these efforts.

New WINV’s operating results and other operating metrics may fluctuate significantly from period to period, which could lead to a decline in the trading price of New WINV Ordinary Shares.

New WINV’s operating results and other operating metrics have fluctuated in the past and may fluctuate in the future as a result of a number of factors, including variations in New WINV’s operating performance or the performance of New WINV’s competitors, changes in accounting principles, the success of New WINV’s hedging strategy, research analyst reports about New WINV, New WINV’s competitors or New WINV’s industry, New WINV’s inability to meet analysts’ projections or guidance, strategic decisions by New WINV or New WINV’s competitors, such as acquisitions, capital investments or changes in business strategy, adverse outcomes of litigation, changes in or uncertainty about economic conditions, industry trends, geographies, or customers, activism by any large stockholder or group of stockholders, speculation by the investment community regarding New WINV’s business, actual or anticipated growth rates relative to New WINV’s competitors, acts of terrorism, natural disasters, changes in consumer preferences and market trends, seasonality, New WINV’s ability to retain and attract customers, New WINV’s ability to complete liquidity transactions, and other factors described elsewhere in this risk factors section. Fluctuations in New WINV’s operating results due to these factors or for any other reason could cause the market price of New WINV Ordinary Shares to decline. In addition, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market price of equity securities issued by many companies. In the past, some companies that have had volatile market prices for their securities have been subject to class action or derivative lawsuits. The filing of a lawsuit against New WINV, regardless of the outcome, could have a negative effect on New WINV’s business, financial condition and results of operations, as it could result in substantial legal costs, a diversion of management’s attention and resources, and require New WINV to make substantial payments to satisfy judgments or to settle litigation.

The accuracy of New WINV’s financial statements and related disclosures could be adversely affected if the judgments, assumptions or estimates used in New WINV’s critical accounting policies are inaccurate.

The preparation of financial statements and related disclosure in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in New WINV’s consolidated financial statements and related notes. New WINV’s critical accounting policies describe those significant accounting policies and methods used in the preparation of New WINV’s consolidated financial statements that New WINV considers “critical” because they require judgments, assumptions and estimates that materially affect New WINV’s consolidated financial statements and related disclosures. As a result, if future events differ significantly from the judgments, assumptions and estimates in New WINV’s critical accounting policies, those events or assumptions could have a material impact on New WINV’s consolidated financial statements and related disclosures.

In addition, changes in accounting interpretations or assumptions could impact New WINV’s financial statements and New WINV’s ability to timely prepare New WINV’s financial statements. New WINV’s inability to timely prepare New WINV’s financial statements in the future could materially and adversely affect New WINV’s share price.

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WinVest is an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make New WINV less attractive to investors.

WinVest is an “emerging growth company,” as defined in the JOBS Act. New WINV could continue to be considered an emerging growth company for up to five years after the Initial Public Offering, although New WINV would lose that status sooner if New WINV’s gross revenues exceed $1.235 billion, if it issues more than $1 billion in nonconvertible debt in a three-year period, or if the fair value of New WINV Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter (and New WINV has been a public company for at least 12 months and has filed one annual report on Form 10-K). For as long as New WINV continues to be an emerging growth company, New WINV may take advantage of exemptions from various reporting requirements that apply to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in New WINV’s periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. It is unclear whether investors will find New WINV Ordinary Shares less attractive because New WINV may rely on these exemptions. If some investors find New WINV Ordinary Shares less attractive as a result, there may be a less active trading market for New WINV Ordinary Shares, and New WINV’s stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. New WINV has elected to avail itself of this exemption from new or revised accounting standards and, therefore, while New WINV is an emerging growth company, New WINV will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. As a result, New WINV’s financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates, and New WINV will incur additional costs in connection with complying with the accounting standards applicable to public companies at such time or times as they become applicable to New WINV.

Future changes to U.S. and non-U.S. tax laws could adversely affect New WINV.

The U.S. Congress and other government agencies in jurisdictions where New WINV and its affiliates will do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the countries in which New WINV and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect New WINV and its affiliates.

The Reincorporation Merger may be a taxable event for U.S. Holders of WinVest securities.

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Considerations,” including that New WINV is treated as a U.S. corporation pursuant to Section 7874 of the Code, the Reincorporation Merger is intended to qualify as an “F reorganization” pursuant to Section 368(a) of the Code and, as a result, a U.S. Holder (as defined below) should not recognize gain or loss on the exchange of WinVest securities for New WINV securities pursuant to the Reincorporation Merger. However, if Section 7874 of the Code were to not cause New WINV to be treated as a U.S. corporation, then Section 367(a) of the Code would result in the Reincorporation Merger being a taxable transaction. In such case, there can be no assurances that U.S. Holders of WinVest would not be subject to any adverse tax consequences.

The Acquisition Merger may be a taxable event for U.S. Holders of Xtribe BVI Ordinary Shares.

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Considerations,” including the application of Section 367(b) of the Code, the Acquisition Merger is intended to qualify as a “reorganization” within the meaning of Section 368 of the Code and, as a result, a U.S. Holder (as defined below) should not recognize gain or loss on the exchange of Xtribe BVI Ordinary Shares for New WINV Ordinary Shares pursuant to the Acquisition Merger. If the Acquisition Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code, a U.S. Holder of Xtribe BVI Ordinary Shares may still recognize gain (but not loss) or be required to include the “all earnings and profits amount” upon the exchange of its Xtribe BVI Ordinary Shares for New WINV Ordinary Shares pursuant to the Acquisition Merger under Section 367(b) of the Code.

Alternatively, if the Acquisition Merger does not qualify as a “reorganization” within the meaning of Section 368 of the Code, then a U.S. Holder that exchanges its Xtribe BVI Ordinary Shares for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the New WINV Ordinary Shares received and (ii) the U.S. Holder’s adjusted tax basis in the Xtribe BVI Ordinary Shares exchanged therefor.

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TRADING MARKET AND DIVIDENDS

WinVest

Units, Common Stock, Rights and Warrants

WinVest’s Units, WinVest Common Stock, Public Warrants and Rights are each quoted on the Nasdaq Stock Market, LLC (“Nasdaq”), under the symbols “WINVU,” “WINV,” “WINVW” and “WINVR,” respectively. Each of WinVest’s Units consists of one share of WinVest Common Stock, one Public Warrant and one Right. Each Public Warrant entitles the holder thereof to purchase one-half share of WinVest Common Stock at a price of $11.50 per whole share. Each Right represents the right to receive one-fifteenth of one share of WinVest Common Stock upon the consummation of the Business Combination. WinVest’s Units, WinVest Common Stock, Public Warrants and Rights commenced trading on Nasdaq separately on or about September 14, 2021.

As of    , 2024, there        were holders of record of WinVest Common Stock.

Dividend Policy of WinVest

WinVest has not paid any cash dividends on its WinVest Common Stock to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon WinVest’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. Further, if we incur any indebtedness, WinVest’s ability to declare dividends may be limited by restrictive covenants WinVest may agree to in connection therewith. The payment of any dividends subsequent to a business combination will be within the discretion of New WINV’s Board of Directors. It is the present intention of the WinVest Board to retain all earnings, if any, for use in its business operations and, accordingly, the WinVest Board does not anticipate declaring any dividends in the foreseeable future.

Xtribe

Holders of Xtribe

As of      , 2024, there were       holders of record of Xtribe BVI Ordinary Shares.

Dividend Policy of Xtribe

There is no public market for Xtribe’s equity securities. Xtribe has not paid any cash dividends on its Xtribe Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

New WINV

Dividend Policy of New WINV

Following completion of the Business Combination, New WINV’s Board of Directors will consider whether or not to institute a dividend policy. It is presently intended that New WINV retain its earnings for use in business operations, and accordingly, we do not anticipate New WINV’s Board of Directors declaring any dividends in the foreseeable future.

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THE MEETING

General

WinVest is furnishing this proxy statement/prospectus to the WinVest stockholders as part of the solicitation of proxies by the Board for use at the Meeting of WinVest stockholders to be held on        , 2024 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about         , 2024 in connection with the vote on the Proposals. This proxy statement/prospectus provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Meeting.

Date, Time and Place

The Meeting will be held virtually at 10:00 a.m., Eastern Time, on            , 2024 and conducted exclusively via live audio cast at https:[  ], or such other date, time and place to which such meeting may be adjourned or postponed, for the purposes set forth in the accompanying notice. There will not be a physical location for the Meeting, and you will not be able to attend the meeting in person. We are pleased to utilize the virtual stockholder meeting technology to provide ready access and cost savings for our stockholders and WinVest. The virtual meeting format allows attendance from any location in the world. You will be able to attend, vote your shares, view the list of stockholders entitled to vote at the Meeting and submit questions during the Meeting via a live audio cast available at     .

Virtual Meeting Registration

To register for the virtual meeting, please follow these instructions as applicable to the nature of your ownership of our WinVest Common Stock.

If your shares are registered in your name with Continental, and you wish to attend the online-only virtual meeting, go to     , enter the control number you received on your proxy card and click on the “Click here” to preregister for the online meeting link at the top of the page. Just prior to the start of the meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to participate in the virtual Meeting.

Beneficial owners who wish to participate in the online-only virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial owners who email a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the online-only meeting. After contacting Continental a beneficial owner will receive an email prior to the meeting with a link and instructions for entering the virtual Meeting. Beneficial owners should contact Continental at least five business days prior to the meeting date.

Accessing the Virtual Meeting Audio Cast

You will need your control number for access. If you do not have your control number, contact Continental at the phone number or email address below. Beneficial owners who hold shares through a bank, broker or other intermediary, will need to contact such intermediary and obtain a legal proxy. Once you have your legal proxy, contact Continental to have a control number generated. Continental’s contact information is as follows: [(917) 262-2373] or email proxy@continentalstock.com.

Record Date; Who is Entitled to Vote

WinVest has fixed the close of business on         , 2024, as the record date for determining those WinVest stockholders entitled to notice of and to vote at the Meeting. As of the close of business on      , 2024, there were       shares of WinVest Common Stock issued and outstanding and entitled to vote, of which 2,537,424 are held by the Sponsor. Each holder of WinVest Common Stock is entitled to one vote per share on each Proposal. If your shares are held in “street name,” you should contact your broker, bank or other nominee to ensure that shares held beneficially by you are voted in accordance with your instructions.

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In connection with the Business Combination Agreement, the Sponsor entered into a support agreement, pursuant to which the Sponsor agreed to, among other things, vote in favor of the Business Combination Proposal and the other Proposals. As of the date of this proxy statement/prospectus, the Sponsor holds approximately 75.4% of the outstanding WinVest Common Stock.

Quorum and Required Vote for Shareholder Proposals

A quorum of WinVest stockholders is necessary to hold a valid meeting. The holders of a majority of the voting power of WinVest Common Stock issued and outstanding as of the Record Date and entitled to vote at the Meeting must be present in person by virtual attendance or represented by proxy in order to hold the Meeting and conduct business. Abstentions will have the same effect as a vote “against” each of the Reincorporation Merger Proposal, the Business Combination Proposal and the Governance Proposal. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast on the Nasdaq Proposal and the Adjournment Proposal at the Meeting and will have no effect on the outcome of the vote.

All proposals presented at the Meeting are “non-routine” matters and, therefore, there will be no “broker non-votes” for these proposals.

Approval of the Reincorporation Merger Proposal and the Governance Proposal will require the affirmative vote of a majority of the outstanding shares of WinVest Common Stock. Approval of the Business Combination Proposal will require the affirmative vote of a majority of the outstanding shares of WinVest Common Stock present and entitled to vote at the Meeting. Approval of the Nasdaq Proposal and the Adjournment Proposal will each require the affirmative vote by a majority of the votes cast by the stockholders present in person or represented by proxy at the Meeting and entitled to vote thereon.

Voting Your Shares

Each share of WinVest Common Stock that you own in your name entitles you to one vote on each Proposal for the Meeting. Your proxy card shows the number of shares of Common Stock that you own.

There are two ways to ensure that your shares are voted at the Meeting:

●	You can vote your shares by signing, dating and returning the enclosed proxy card in the pre-paid postage envelope provided. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by our board. Our Board recommends voting “FOR” each of the Proposals. If you hold your ordinary shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided to you by your broker, bank or nominee to ensure that the votes related to the shares you beneficially own are properly represented and voted at the Meeting.

●	You can participate in the virtual Meeting and vote during the Meeting even if you have previously voted by submitting a proxy as described above. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way WinVest can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE BUSINESS COMBINATION PROPOSAL (AS WELL AS THE OTHER PROPOSALS).

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;

●	if you are a record holder, you may notify our proxy solicitor, Sodali, in writing before the Meeting that you have revoked your proxy; or

●	you may participate in the virtual Meeting, revoke your proxy, and vote during the virtual Meeting, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your ordinary shares, you may contact Sodali, our proxy solicitor as follows:

Sodali & Co

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Tel: (800) 662-5200 (toll-free) or

(banks and brokers can call collect at (203) 658-9400)

Email: WINV.info@investor.sodali.com

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No Additional Matters May Be Presented at the Meeting

This Meeting has been called only to consider the approval of the Reincorporation Merger Proposal, the Business Combination Proposal, the Nasdaq Proposal, the Governance Proposal and the Adjournment Proposal. Under our Current Charter, other than procedural matters incident to the conduct of the Meeting, no other matters may be considered at the Meeting if they are not included in the notice of the Meeting.

Approval of the Reincorporation Merger Proposal and the Governance Proposal will require the affirmative vote of a majority of the outstanding shares of WinVest Common Stock. Approval of the Business Combination Proposal will require the affirmative vote of a majority of the outstanding shares of WinVest Common Stock present and entitled to vote at the Meeting. Approval of the Nasdaq Proposal and the Adjournment Proposal will each require the affirmative vote by a majority of the votes cast by the stockholders present in person or represented by proxy at the Meeting and entitled to vote thereon.

Abstentions will count as votes against the Reincorporation Merger Proposal, the Business Combination Proposal and the Governance Proposal. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast on the Nasdaq Proposal or the Adjournment Proposal at the Meeting and will have no effect on the outcome of the vote.

All Proposals to be presented at the Meeting are “non-routine” matters and, therefore, there will be no “broker non-votes” for these Proposals.

Redemption Rights

Pursuant to our Current Charter, a holder of shares of WinVest Common Stock may demand that WinVest redeem such shares of WinVest Common Stock for cash in connection with a business combination. You may not elect to redeem your shares of WinVest Common Stock prior to the completion of a business combination.

If you are a public stockholder and you seek to have your shares redeemed, you must submit your request in writing that we redeem your shares of WinVest Common Stock for cash no later than 5:00 p.m., Eastern Time on , 2024 (at least two business days before the Meeting). The request must be signed by the applicable stockholder in order to validly request redemption. A stockholder is not required to submit a proxy card or vote in order to validly exercise redemption rights. The request must identify the holder of the shares of WinVest Common Stock to be redeemed and must be sent to Continental at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn: SPAC Administration Team

E-mail: [spacredemptions@continentalstock.com]

You must tender the shares of WinVest Common Stock for which you are electing redemption at least two business days before the Meeting by:

●	Delivering the shares of WinVest Common Stock electronically through the DWAC system.

Any corrected or changed written demand of redemption rights must be received by Continental at least two business days before the Meeting. No demand for redemption will be honored unless the holder’s shares (and/or share certificates (if any) and other redemption forms) have been delivered (either physically or electronically) to Continental at least two business days prior to the vote at the Meeting.

Public stockholders may seek to have their shares of WinVest Common Stock redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of shares of WinVest               Common Stock as of the Record Date. Any Public Stockholder who holds shares of WinVest Common Stock on or before                         , 2024 (at least two business days before the Meeting) will have the right to demand that his, her or its shares of WinVest Common Stock be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

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In connection with tendering your shares for redemption, you must deliver your shares of WinVest Common Stock (and/or share certificates (if any) and other redemption forms) to Continental electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System at least two business days before the Meeting.

If you wish to tender through the DWAC system, please contact your broker and request delivery of your shares of WinVest Common Stock (and/or share certificates (if any) and other redemption forms) through the DWAC system. Delivering shares of WinVest Common Stock physically may take significantly longer. In order to obtain a physical certificate, a stockholder’s broker and/or clearing broker, DTC, and Continental will need to act together to facilitate this request. It is WinVest’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from Continental. WinVest does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical certificate. Stockholders who request physical certificates and wish to redeem may be unable to meet the deadline for tendering their shares of WinVest Common Stock before exercising their redemption rights and thus will be unable to redeem their shares of WinVest Common Stock.

Any request for redemption, once made by a stockholder, may not be withdrawn once submitted to WinVest unless the WinVest Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

In the event that a stockholder tenders shares of WinVest Common Stock and the Business Combination is not completed, these shares of WinVest Common Stock will not be redeemed for cash and the physical certificates representing these shares of WinVest Common Stock will be returned to the stockholder promptly following the determination that the Business Combination will not be consummated. WinVest anticipates that a stockholder who tenders shares of WinVest Common Stock for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such shares of WinVest Common Stock soon after the completion of the Business Combination.

If properly demanded by WinVest’s public stockholders, WinVest will redeem each share of WinVest,

Common Stock into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of                         , 2024, this would amount to approximately $      per share. If you exercise your redemption rights, you will be exchanging your shares of WinVest Common Stock for cash and will no longer own the shares of WinVest Common Stock.

Notwithstanding the foregoing, a holder of shares of WinVest Common Stock, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the shares of WinVest Common Stock outstanding.

Appraisal Rights and Dissenters’ Rights

Neither WinVest stockholders nor WinVest warrant holders nor WinVest rights holders have appraisal or dissenters’ rights in connection with the Business Combination under the DGCL.

Proxies and Proxy Solicitation Costs

WinVest is soliciting proxies on behalf of the WinVest Board. This solicitation is being made by mail but also may be made by telephone or in person. WinVest and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. WinVest will bear the cost of solicitation. Sodali, a proxy solicitation firm that WinVest has engaged to assist it in soliciting proxies, will be paid a fixed fee of approximately $[  ] and be reimbursed out-of-pocket expenses.

WinVest will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. WinVest will reimburse them for their reasonable expenses.

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PROPOSAL 1 - THE REINCORPORATION MERGER PROPOSAL

We are asking our shareholders to consider and vote upon a proposal to approve the Reincorporation Merger of WinVest with and into WinVest BVI, its wholly owned subsidiary, with WinVest BVI surviving the Reincorporation Merger, and the Reincorporation Plan of Merger. WinVest BVI will continue as the surviving corporation of the Reincorporation Merger incorporated under the laws of the BVI Companies Act. The merger will change WinVest’s place of incorporation from Delaware to the British Virgin Islands.

Purpose of the Reincorporation Merger Proposal

The purpose of the Reincorporation Merger is to establish New WINV as a British Virgin Islands business company that would be a “foreign private issuer” as that term is defined under the Exchange Act. As a result of the Reincorporation Merger, the WinVest stockholders will no longer be stockholders of WinVest following the Business Combination and (other than the WinVest stockholders who exercise their redemption rights) will become shareholders of WinVest BVI, a foreign private issuer.

As a foreign private issuer following the Business Combination, New WINV will be exempt from certain rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers and directors will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, New WINV will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. New WINV will also be permitted to follow corporate governance practices in accordance with British Virgin Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, New WINV’s corporate governance practices will differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

Summary of the Reincorporation Merger

The Business Combination Agreement was entered into by and among WinVest, Xtribe PLC and certain of their subsidiaries on May 9, 2024. The Business Combination Agreement, as amended and restated, was entered into by and among WinVest, Win Vest BVI, Xtribe PLC and Xtribe BVI on September 16, 2024. Pursuant to the terms of the Business Combination Agreement (and subject to the conditions and terms therein), and subsequent to the Pre-Closing Reorganization (as defined below), a business combination between WinVest and Xtribe will be effected through the following transactions: (a) at the Closing, WinVest will merge with and into WinVest BVI (the “Reincorporation Merger”, and the time of such merger, the “Reincorporation Merger Effective Time”), with WinVest BVI continuing as the surviving entity incorporated under the BVI Companies Act (WinVest BVI, in its capacity as the surviving company of the Reincorporation Merger, is sometimes referred to herein as the “Reincorporation Merger Surviving Company”), (b) promptly following the consummation of the Reincorporation Merger, Xtribe BVI will merge with and into WinVest BVI (the “Acquisition Merger”, and together with the Reincorporation Merger, the “Mergers”, and the time of such merger, the “Acquisition Merger Effective Time”), whereupon the separate existence of Xtribe BVI will cease and WinVest BVI will be the surviving entity of the Acquisition Merger.

Upon the approval of the Business Combination Agreement and the Plans of Merger by the WinVest stockholders, WinVest and Xtribe BVI will execute the Plans of Merger, which shall be filed with the Registrar of Corporate Affairs in the British Virgin Islands with certain other documents on or prior to the Closing Date. On the Closing Date, WinVest will reincorporate to the British Virgin Islands by merging with and into WinVest BVI, a British Virgin Islands business company. The separate corporate existence of WinVest will cease and WinVest BVI will continue as the surviving corporation. In connection with the Reincorporation Merger, all outstanding WinVest Units will separate into their individual components and WinVest Common Stock, Warrants and Rights will cease separate existence and trading. Upon the consummation of the Reincorporation Merger, each issued and outstanding share of WinVest Common Stock as of immediately prior to the Reincorporation Merger Effective Time shall be converted into one ordinary share of WinVest BVI, the issued and outstanding shares of WinVest Common Stock will automatically be cancelled, and the current equity holdings of the WinVest equityholders shall be exchanged as follows:

(i)	each issued and outstanding Right shall be converted into a Reincorporation Merger Surviving Company Right;

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(ii)	each issued and outstanding Warrant shall be converted into a Reincorporation Merger Surviving Company Warrant;

(iii)	each issued and outstanding WinVest Unit shall be converted into one WinVest BVI Ordinary Share, one Reincorporation Merger Surviving Company Right, and one Reincorporation Merger Surviving Company Warrant;

(iv)	each Right, Warrant and WinVest Unit shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist.

Differences between New WINV’s Memorandum and Articles of Association and WinVest’s Current Charter

Following is a summary of the material differences between the Proposed Articles of Association of New WINV to be in effect following the Business Combination and the WinVest Current Charter:

●	The name of the new public entity will be “Xtribe Holding (BVI) Ltd.” as opposed to “WinVest Acquisition Corp.”;

●	The authorized share capital of New WINV will consist of an unlimited number of shares, of par value of $0.0001 each, comprised of (i) an unlimited number of New WINV Ordinary Shares and (ii) 1,000,000 New WINV preferred shares, as opposed to WinVest having 100,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock;

●	New WINV’s corporate existence is perpetual as opposed to WinVest’s corporate existence terminating if a business combination is not consummated by WinVest within a specified period of time; and

●	New WINV’s constitutional documents do not include the various provisions applicable only to special purpose acquisition corporations that WinVest’s Current Charter contains.

Authorized but unissued shares may enable New WINV’s board of directors to render it more difficult or to discourage an attempt to obtain control of New WINV and thereby protect continuity of or entrench its management, which may adversely affect the market price of New WINV’s securities. For example, if, in the due exercise of its fiduciary obligations, for example, New WINV’s board of directors were to determine that a takeover proposal were not in the best interests of New WINV, such shares could be issued by the board of directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable New WINV to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits.

A copy of New WINV’s Proposed Articles of Association, as will be in effect upon consummation of the Business Combination, is attached to this proxy statement/prospectus as Annex B. See also the Section titled “Comparison of Shareholders’ Rights” on page 180 of this proxy statement/prospectus.

Vote Required for Approval

Along with the approval of the Business Combination Proposal and the Nasdaq Proposal, approval of this Reincorporation Merger Proposal is a condition to the consummation of the Business Combination. If this Reincorporation Merger Proposal is not approved, the Business Combination will not take place. If the Business Combination Proposal or the Nasdaq Proposal are not approved, unless the condition is waived, this Reincorporation Merger Proposal will have no effect (even if approved by the requisite vote of our stockholders at the Meeting for any adjournment or postponement thereof) and the Business Combination will not occur.

This Reincorporation Merger Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) requires the affirmative vote of a majority of the outstanding shares of WinVest Common Stock. Abstentions will count as votes against the Reincorporation Merger Proposal. The Reincorporation Merger Proposal is a “non-routine” matter and, therefore, there will be no “broker non-votes” for this Proposal.

Board Recommendation

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE REINCORPORATION MERGER PROPOSAL 1.

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PROPOSAL 2 - THE BUSINESS COMBINATION PROPOSAL

We are asking our shareholders to consider and vote upon a proposal to approve and adopt the Business Combination Agreement, the Business Combination, including the issuance of the New WINV Ordinary Shares pursuant to the Acquisition Merger, and the other transactions contemplated thereby. Our shareholders should carefully read this proxy statement/prospectus in its entirety, including the subsection below titled “The Business Combination Agreement,” for more detailed information concerning the Business Combination and the terms and conditions of the Business Combination Agreement. We also urge our shareholders to carefully read the Business Combination Agreement in its entirety before voting on this Proposal. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus.

The Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement, including the Acquisition Merger, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A hereto and is incorporated herein by reference. WinVest shareholders and other interested parties are urged to read the Business Combination Agreement, carefully and in its entirety (and, if appropriate, with the advice of financial and legal counsel) because it is the primary legal document that governs the Business Combination.

General; Structure of the Business Combination

On September 16, 2024, WinVest entered into the Business Combination Agreement with, amongst others, WinVest BVI, Xtribe BVI and Xtribe PLC, pursuant to which, on the Closing Date and effective as of the Acquisition Merger Effective Time, Xtribe BVI will merge with and into WinVest BVI. As a result of the Acquisition Merger, the separate corporate existence of Xtribe BVI will cease, and WinVest BVI will continue as the surviving entity of the Acquisition Merger.

Consideration to be Received in the Business Combination

Merger Consideration

Upon the consummation of the Acquisition Merger at the Acquisition Merger Effective Time, each of the Xtribe BVI Ordinary Shares issued and outstanding immediately prior to the Acquisition Merger Effective Time[, except for such shares held pursuant to the PIPE Financing,] will be canceled and converted into the right to receive a number of shares of (X) that number of WinVest BVI Ordinary Shares equal to the Per Share Exchange Ratio, and (Y) that number of Earnout Rights equal to 6,000,000 divided by the number of Xtribe BVI Ordinary Shares outstanding immediately prior to the Acquisition Merger Effective Time (excluding Xtribe BVI Ordinary Shares of any holders who have waived in writing their right to receive Earnout Rights prior to the Acquisition Merger Effective Time), with each holder of such Xtribe BVI Ordinary Shares having the right to receive that number of WinVest BVI Ordinary Shares and that number of Earnout Shares. All Xtribe BVI Ordinary Shares held in the treasury of Xtribe shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto, all WinVest BVI Ordinary Shares and Reincorporation Merger Surviving Company Warrants issued and outstanding immediately prior to the Acquisition Merger Effective Time shall remain issued and outstanding and unaffected by the Acquisition Merger and each Reincorporation Merger Surviving Company Right issued and outstanding immediately prior to the Acquisition Merger Effective Time shall convert into one-fifteenth (1/15) of one New WINV Ordinary Share pursuant to its terms.

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On the Closing Date, WinVest will deposit, or will cause to be deposited with the Exchange Agent, for the benefit of the holders of Xtribe BVI Ordinary Shares, for exchange, WinVest BVI Ordinary Shares representing the Closing Share Consideration and Earnout Rights to receive, if earned, up to Six Million (6,000,000) WinVest Ordinary Shares. As promptly as practicable after the Acquisition Merger Effective Time, WinVest BVI will use commercially reasonable efforts to cause the Exchange Agent to mail to each holder of Xtribe BVI Ordinary Shares entitled to receive a portion of the Aggregate Merger Consideration a Letter of Transmittal and shall specify (i) that delivery will be effected upon updates being made in Xtribe’s register of members evidencing legal and beneficial title and ownership of such Xtribe BVI Ordinary Shares passing to WinVest BVI. Within two (2) Business Days (but in no event prior to the Acquisition Merger Effective Time) after the Letter of Transmittal is duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Xtribe BVI Ordinary Shares will be entitled to receive in exchange therefor, and WinVest BVI will cause the Exchange Agent to deliver, the portion of Aggregate Merger Consideration to which such holder is entitled.

Earnout Rights

At the Closing, as part of the Aggregate Merger Consideration, each holder of Xtribe BVI Ordinary Shares (other than the Xtribe PIPE Shares) will be entitled to receive the Earnout Rights.

Following the Closing, if, at any time during the period commencing on the Closing Date and ending at 11:59 PM Eastern time on December 31, 2026: (i) the VWAP of the New WINV Ordinary Shares equals or exceeds the First Level Earnout Target, then as soon as commercially practicable and in any event within ten (10) Business Days following the achievement of the First Level Earnout Target, the holders of the Earnout Rights as of the date of such achievement will be entitled to receive, and New WINV will cause the issuance to such holders, pro-rata in accordance with their ownership percentage of Earnout Rights, the First Level Earnout Shares, (ii) the VWAP of the New WINV Ordinary Shares equals or exceeds the Second Level Earnout Target, then as soon as commercially practicable and in any event within ten (10) Business Days following the achievement of the Second Level Earnout Target, the holders of the Earnout Rights as of the date of such achievement will be entitled to receive, and New WINV shall cause the issuance to such holders, pro-rata in accordance with their ownership percentage of Earnout Rights, the Second Level Earnout Shares and (iii) the VWAP of the New WINV Ordinary Shares equals or exceeds the Third Level Earnout Target, then as soon as commercially practicable and in any event within ten (10) Business Days following the achievement of the Third Level Earnout Target, the holders of the Earnout Rights as of the date of such achievement shall be entitled to receive, and New WINV shall cause the issuance to such holders, pro-rata in accordance with their ownership percentage of Earnout Rights, the Third Level Earnout Shares.

Conditions to the Closing of the Business Combination

Conditions to the Obligations of Each Party

The obligations of Xtribe, WinVest, Xtribe BVI and WinVest BVI to consummate the Transactions (including the Mergers) are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

●	the affirmative vote of the holders of at least a majority of the outstanding Xtribe BVI Ordinary Shares will have been obtained;

●	the Proposals will have been approved and adopted by the requisite affirmative vote of the shareholders of WinVest in accordance with this proxy statement/prospectus, the WinVest Organizational Documents, the rules and regulations of Nasdaq and other applicable law;

●	no governmental authority will have enacted, issued, promulgated, enforced or entered into any Order which is then in effect and has the effect of making the Transactions, including the Mergers, illegal or otherwise enjoining or prohibiting consummation of the Transactions, including the Mergers;

●	the Closing WinVest Cash will not be less than $15,000,000;

●	all consents, approvals and authorizations set forth on the Xtribe Disclosure Schedule to the Business Combination Agreement will have been obtained from and made with all applicable governmental authorities;

●	the Registration Statement will have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement will be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement will have been initiated or be threatened by the SEC; and

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●	New WINV, at the Acquisition Merger Effective Time, will have at least $5,000,001 of net tangible assets following the exercise of WinVest shareholders’ Redemption Rights in accordance with the WinVest Organizational Documents and the receipt of proceeds from the PIPE Financing.

Additional Conditions to the Obligations of WinVest and WinVest BVI

The obligations of WinVest and WinVest BVI to consummate the Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

●	the representations and warranties of Xtribe contained in Section 4.01, Section 4.03, Section 4.04, and Section 4.20 in the Business Combination Agreement will each be true and correct in all respects as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be so true and correct as of such specified date);

●	all other representations and warranties of Xtribe contained in the Business Combination Agreement will be true and correct in all respects (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be so true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, taken as a whole, does not result in a Company Material Adverse Effect;

●	all parties to the Registration Rights Agreement and the Lock-Up Agreement (other than WinVest and the holders of equity securities of WinVest prior to the Closing contemplated to be party thereto) will have delivered, or cause to be delivered, to WinVest a copy of the Registration Rights Agreement and the Lock-Up Agreement duly executed by all such parties;

●	each of Xtribe and Xtribe PLC will have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Acquisition Merger Effective Time;

●	since the date of the Original Execution Date, there will not have occurred any Company Material Adverse Effect that is continuing on the Closing Date;

●	Xtribe will have delivered to WinVest a certificate, dated as of the Closing Date, signed by an officer of Xtribe, certifying as to the satisfaction of certain of WinVest and WinVest BVI closing conditions specified in the Business Combination Agreement;

●	Xtribe will have delivered to WinVest a certificate, in a form reasonably acceptable to WinVest and properly executed, certifying that Xtribe BVI Ordinary Shares are not “United States real property interests” in accordance with applicable U.S. federal income tax law;

●	all consents, approvals and authorizations as set forth in the Xtribe Disclosure Schedule will have been obtained;

●	following the assignment and delivery of the WinVest Notes to Xtribe pursuant to the Business Combination Agreement, Xtribe will have delivered to Sponsor a written acknowledgement, in form and substance satisfactory to WinVest, that assignment and delivery of such WinVest Notes to Xtribe satisfies the Sponsor Note; and

●	Xtribe will have delivered to WinVest the Payment Spreadsheet in accordance with the Business Combination Agreement.

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Conditions to the Obligations of Xtribe

The obligations of Xtribe to consummate the Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

●	the representations and warranties of WinVest and WinVest BVI contained in Section 5.01, Section 5.03, Section 5.04, Section 5.09 and Section 5.11 in the Business Combination Agreement will each be true and correct in all respects as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be so true and correct as of such specified date);

●	all other representations and warranties of WinVest and WinVest BVI contained in the Business Combination Agreement will be true and correct in all respects (without giving any effect to any limitation as to “materiality” or “WinVest Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be so true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, taken as a whole, would not result in a WinVest Material Adverse Effect;

●	WinVest and the holders of equity securities of WinVest prior to the Closing contemplated to be party thereto will have delivered a copy of the Registration Rights Agreement and the Lock-Up Agreement duly executed by WinVest and such holders;

●	WinVest and WinVest BVI will have performed or complied in all material respects with all other agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Acquisition Merger Effective Time;

●	WinVest will have delivered to Xtribe a certificate, dated as of the Closing Date, signed by the Chief Executive Officer of WinVest, certifying as to the satisfaction of certain of Xtribe’s closing conditions specified in the Business Combination Agreement;

●	the Closing Share Consideration and any WinVest BVI Ordinary Shares issuable pursuant to the Earnout Rights and the WinVest BVI Ordinary Shares to be issued in connection with the transactions contemplated by the Xtribe Subscription Agreement or the WinVest Subscription Agreement to be issued pursuant to the Business Combination Agreement will have been approved for listing on Nasdaq, subject only to official notice of issuance thereof;

●	the Sponsor will have assigned and delivered to Xtribe certain promissory notes payable by WinVest to the Sponsor in satisfaction of the promissory notes payable by the Sponsor to Xtribe, in form and substance satisfactory to Xtribe; and

●	the officers of WinVest and WinVest BVI and the members of the WinVest Board will have executed written resignations effective as of the Acquisition Merger Effective Time.

Termination

The Business Combination Agreement may be terminated and the Business Combination may be abandoned at any time prior to the Reincorporation Merger Effective Time, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Business Combination by the shareholders of Xtribe or stockholders of WinVest, as follows:

a)	by mutual written consent of WinVest and Xtribe;

b)	by either WinVest or Xtribe if the Acquisition Merger Effective Time has not occurred prior to the Outside Date; provided, however, that the Business Combination Agreement may not be so terminated by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Business Combination Agreement and such breach or violation is the principal cause of the failure of any closing condition described in the section titled “- Conditions to the Closing of the Business Combination” on or prior to the Outside Date;

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c)	by either WinVest or Xtribe if any governmental authority has enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Transactions, including the Mergers and the Pre-Closing Reorganization, illegal or otherwise preventing or prohibiting consummation of the Pre-Closing Reorganization, the Mergers or the Transaction;

d)	by either WinVest or Xtribe if any of the Proposals or any other proposals the parties deem necessary to effectuate the Mergers fail to receive the requisite vote for approval at the Meeting (subject to any adjournment or postponement of such meeting);

e)	by WinVest or Xtribe, if Xtribe has failed to deliver the Requisite Approval;

f)	by WinVest in the event of a breach of any representation, warranty, covenant or agreement on the part of any Xtribe set forth in the Business Combination Agreement, or if any representation or warranty of Xtribe becomes untrue, in either case such that that certain conditions of the Business Combination Agreement would not be satisfied resulting in a Terminating Company Breach (as defined therein); provided that WinVest has not waived such Terminating Company Breach and WinVest and WinVest BVI are not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided, further, that, if such Terminating Company Breach is curable by Xtribe, WinVest may not terminate the Business Combination Agreement for so long as Xtribe continues to exercise reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by WinVest to Xtribe; or

g)	by Xtribe upon a breach of any representation, warranty, covenant or agreement on the part of WinVest or WinVest BVI set forth in the Business Combination Agreement, or if any representation or warranty of WinVest or the WinVest BVI becomes untrue, in either case such that certain conditions of the Business Combination Agreement would not be satisfied resulting in a Terminating WinVest Breach (as defined therein); provided that Xtribe has not waived such Terminating WinVest Breach and neither Xtribe nor Xtribe PLC is then in material breach of its representations, warranties, covenants or agreements in the Business Combination Agreement; provided, further, that, if such Terminating WinVest Breach is curable by WinVest and WinVest BVI, Xtribe may not terminate the Business Combination Agreement for so long as WinVest and WinVest BVI continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by Xtribe to WinVest.

In the event the Business Combination Agreement is terminated pursuant to the foregoing, the Business Combination Agreement will become void and have no effect, and there will be no liability under the Business Combination Agreement on the part of any party thereto or any of its affiliates, directors, officers, employees or stockholders; provided that such termination will not limit the liability of any party for fraud or willful breach of the Business Combination Agreement committed by such party prior to such termination.

Fees and Expenses

Each party to the Business Combination Agreement is responsible for its own expenses incurred in connection with the Business Combination Agreement, any ancillary agreement to the Business Combination Agreement and the Business Combination, including all fees of its legal counsel, financial advisers, accountants and other representatives or consultants; provided that, no sooner than five (5) Business Days or later than two (2) Business Days prior to the Closing Date, the parties will each provide a written report setting forth a list of certain of their respective outstanding transaction expenses. On the Closing Date following the Closing, New WINV will pay or cause to be paid by wire transfer of immediately available funds all such expenses.

Covenants and Agreements

Xtribe agreed to certain covenants in the Business Combination Agreement relating to, among other things, exclusivity during the Interim Period, the conduct of Xtribe business during the Interim Period, the preparation and delivery of certain additional financial statements, affiliate agreements and obtaining licenses, permits, registrations or similar approvals necessary for each of Xtribe and its subsidiaries to carry on its business. WinVest has agreed to certain covenants in the Business Combination Agreement relating to, among other things, the release of Trust Account proceeds upon the Closing, the obtainment of approval to list on Nasdaq the New WINV Ordinary Shares issued in the transaction, exclusivity during the Interim Period and conduct of WinVest’s business during the Interim Period. Both parties have made covenants relating to, among other things, post-Closing directors, indemnification and insurance and stockholder litigation.

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Conduct of Business by Xtribe

Xtribe has agreed that, except as expressly contemplated by the Business Combination Agreement or the ancillary agreements contemplated thereby, set forth in Xtribe Disclosure Schedule or as required by applicable law, between the date of the Business Combination Agreement and the Acquisition Merger Effective Time or the earlier termination of the Business Combination Agreement (the “Interim Period”), Xtribe will, and will cause its subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business and (ii) use its commercially reasonable efforts to preserve substantially intact the business organization of the Group Companies, taken as a whole, keep available the services of their respective officers and key employees, and preserve the current relationships with customers, suppliers, creditors, licensees and other business relations of the Group Companies, taken as whole.

In addition, Xtribe has agreed that, except as expressly contemplated by the Business Combination Agreement, set forth in Xtribe Disclosure Schedule or required by applicable law, Xtribe will not, and will cause each of its subsidiaries not to, during the Interim Period, do any of the following without the prior written consent of WinVest (which consent may not be unreasonably withheld, conditioned or delayed):

●	amend or otherwise change the governing documents of Xtribe;

●	form or create any subsidiary;

●	issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of any equity of Xtribe, or any options, warrants, convertible securities or other rights of any kind to acquire any equity, or any other ownership interest (including any phantom interest), of Xtribe;

●	acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof, or enter into any strategic joint ventures, partnerships or alliances with any other person;

●	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its equity interests;

●	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its equity;

●	other than indebtedness incurred to third parties on arms-length terms for the purposes of paying certain pre-closing fees or expenses of the Transactions and approved by WinVest in writing (which approval shall not be unreasonably withheld, conditioned or delayed), (A) incur any indebtedness for borrowed money, (B) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Xtribe, (C) assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, (D) make any loans, advances, or capital contributions to, or investments in any other person, (E) grant any security interest in any material assets, or (F) enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

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●	(A) grant any increase in the compensation or benefits payable or to become payable to any current or former director, officer, employee or consultant, (B) amend any existing contract or agreement with, or terminate or enter into any severance or termination agreement with, or grant any change of control or retention payments or benefits to, in each case, any current or former director, officer, or employee whose base compensation would exceed, on an annualized basis, $200,000, (C) grant any severance or termination pay to any director, officer, or other employee, other than as required by law or pursuant to any existing plan, (D) take any action that will result in the acceleration of vesting or payment timing or requirement for funding of any compensation or benefits to any current or former director, officer, employee or consultant, or (E) hire or otherwise enter into any new contract, agreement, or arrangement with any person whose base compensation would exceed, on an annualized basis, $200,000;

●	voluntarily recognize a labor union or similar organization or enter into a collective bargaining agreement or other labor union contract;

●	adopt any material plans, policies, programs, arrangements or agreements providing for bonus, equity compensation, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, fringe benefit, sick paid and vacation and other material employee benefit plan, program or arrangement, which, in each case, are maintained, contributed to or sponsored by Xtribe for the benefit of any current or former employee, officer, director and/or individual consultant, or under which Xtribe has or would reasonably be expected to incur any material liability (contingent or otherwise), other than in the ordinary course of business;

●	make any material change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable law made subsequent to the date of the Business Combination Agreement, as agreed to by its independent accountants;

●	modify its cash management practices in any material respect, including the delay of the payment of any accounts payable or accelerating the collection of (or discount of) any accounts or notes receivable, in each case, other than in the ordinary course of business;

●	except in the ordinary course of business consistent with past practice, make any income tax election or other material tax election, change any material method of tax accounting, amend any income tax return or other material tax return or settle or compromise any material United States federal, state, local or non-United States income tax liability, in each case, that could reasonably be expected to have an adverse and material impact on Xtribe;

●	liquidate, dissolve, reorganize, restructure, recapitalize or otherwise wind up the business and operations;

●	materially amend or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract, in each case other than in the ordinary course of business or in a manner that is not materially adverse to Xtribe, taken as a whole;

●	permit any material item of Xtribe intellectual property to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of such intellectual property;

●	sell, lease, license, sublicense, assign, pledge, transfer, otherwise dispose of, or subject to any lien (other than certain permitted liens) any material property or material assets owned by Xtribe, including intellectual property, other than in the ordinary course of business;

●	acquire any fee interest in real property;

●	commence, waive, release, compromise, settle or satisfy any pending or threatened material claim or litigation;

●	enter into any material new line of business outside of the business currently conducted by Xtribe; or

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●	enter into any agreement or otherwise make a binding commitment to do any of the foregoing.

Conduct of Business by WinVest and WinVest BVI

WinVest has agreed that, except as expressly contemplated by the Business Combination Agreement, the ancillary agreements contemplated thereby or set forth in the WinVest Disclosure Schedule or required by applicable law or as reasonably required in connection with effecting an extension of the time period for WinVest to consummate a business combination, during the Interim Period, WinVest will, and will cause WinVest BVI to, conduct their respective businesses in the ordinary course of business, and neither WinVest nor WinVest BVI will, during the Interim Period, directly or indirectly, do any of the following without the prior written consent of Xtribe (which consent may not be unreasonably withheld, conditioned or delayed):

●	amend or otherwise change the WinVest Organizational Documents, or the WinVest BVI Constitutional Documents or form any subsidiary of WinVest other than WinVest BVI;

●	declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, stock, property or otherwise, with respect to any of its capital stock or other equity interests, other than redemptions from the Trust Account that are required pursuant to the WinVest Organizational Documents;

●	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the WinVest Common Stock, except for redemptions from the Trust Account which are required pursuant to the WinVest Organizational Documents;

●	issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock of WinVest or WinVest BVI, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of any of WinVest or WinVest BVI;

●	acquire (including by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof or enter into any strategic joint venture, partnership, alliance with any other person;

●	incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of WinVest or WinVest BVI, as applicable, make any loans, advances, or capital contributions to, or investments in any other person, or enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

●	(A) grant any increase in the compensation or benefits payable or to become payable to any current or former director, officer, employee or consultant of WinVest or WinVest BVI, (B) amend any existing contract or agreement with, or terminate or enter into any severance or termination agreement with, or grant any change of control or retention payments or benefits to, in each case, any current or former director, officer or employee of WinVest or WinVest BVI, (C) grant any severance or termination pay to any director, officer, or other employee of WinVest or WinVest BVI, other than as required by law, (D) take any action that will result in the acceleration of vesting or payment timing or requirement for funding of any compensation or benefits to any current or former director, officer, employee or consultant of WinVest or WinVest BVI, or (E) hire or otherwise enter into any new contract, agreement, or arrangement with any person;

●	make any material change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date of the Business Combination Agreement, as agreed by its independent accountants;

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●	except in the ordinary course of business consistent with past practice, make any income tax election or other material tax election, change any material method of tax accounting, amend any income tax return or other material tax return or settle or compromise any material United States federal, state, local or non-United States income tax liability, in each case, that could reasonably be expected to have an adverse and material impact on WinVest or WinVest BVI;

●	liquidate, dissolve, reorganize or otherwise wind up the business and operations of WinVest or WinVest BVI;

●	amend the Trust Agreement or any other agreement related to the Trust Account;

●	enter into, renew or amend in any material respect any transaction, agreement, arrangement or understanding involving any (i) present or former executive officer or director of WinVest or WinVest BVI, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of WinVest or (iii) affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing;

●	carry out any activity other than for the purposes of consummating the Transactions;

●	commence, waive, release, compromise, settle or satisfy any pending or threatened material claim or litigation; or

●	enter into any agreement or otherwise make a binding commitment to do any of the foregoing.

Covenants of Xtribe

Pursuant to the Business Combination Agreement, Xtribe has agreed, among other things, to:

●	during the Interim Period, not, and direct its and their respective representatives acting on its or their behalf not to, directly or indirectly:

●	enter into, solicit, initiate, facilitate, knowingly or continue any discussions or negotiations with respect to any Xtribe Acquisition Proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Xtribe Acquisition Proposal) or otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations;

●	amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Xtribe;

●	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Xtribe Acquisition Proposal;

●	approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Xtribe Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Xtribe Acquisition Proposal;

●	engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to an Xtribe Acquisition Proposal; or

●	resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action;

●	notify WinVest promptly in writing (but in no event later than twenty-four (24) hours) after receipt by Xtribe of any Xtribe Acquisition Proposal, any inquiry that would reasonably be expected to lead to an Xtribe Acquisition Proposal or any request for non-public information relating to Xtribe for access to the business, properties, assets, personnel, books or records of Xtribe by any third party;

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●	as promptly as practicable following the date upon which the Registration Statement becomes effective, and no later than ten (10) Business Days following such date, solicit the Requisite Approval via written consent in compliance with applicable law;

●	use commercially reasonable best efforts to obtain written consents from Xtribe’s stockholders with respect to the Requisite Approval;

●	(a) ensure, and cause the Board of Directors of Xtribe PLC to ensure, that at no time after the date of closing of the Sale will Xtribe PLC (i) take any action that might require the Application for Strike Off to be withdrawn (including any action set out in Section 1009 of the United Kingdom Companies Act 2006), or (ii) take or omit to take any action that could reasonably be expected to cause any objection to the Application for Strike Off by any interested party to be successful; (b) ensure that Xtribe PLC and the members of the Board of Directors of Xtribe PLC comply in all respects with their obligations under Sections 1006 and 1007 of the United Kingdom Companies Act 2006 in relation to the Application for Strike Off and (c) cause the members of the Board of Directors of Xtribe PLC to submit, duly signed and completed, to the Registrar of Companies (England and Wales) all documents required to make the Application for Strike Off no later than four months after the date of closing of the Sale; and

●	(a) deliver true, correct and complete copies of (i) the audited consolidated balance sheet of Xtribe as of December 31, 2023 and the related audited consolidated statements of income and comprehensive income, stockholders’ equity and cash flows of Xtribe for each of the years then ended (collectively, the “Xtribe Audited Financial Statements”), together with all related notes and schedules thereto, in each case, with such Xtribe Audited Financial Statements (A) prepared with all periods presented as if the Pre-Closing Reorganization had occurred as of the earliest period presented therein, (B) prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X and (C) accompanied by a signed report of Xtribe’s independent auditor with respect thereto, which report refers to the standards of the PCAOB and is unqualified, (ii) the unaudited consolidated balance sheet of Xtribe as of the last day of each subsequent fiscal quarter of Xtribe ending at least forty-five (45) days prior to the filing of the Registration Statement, and the related unaudited consolidated statements of income and cash flows of the Group Companies (other than Xtribe PLC and the Excluded Subsidiary (as defined in the Business Combination Agreement)) for the fiscal quarter and year-to-date period ended as of each such date (and for the comparable periods in the prior fiscal year), or otherwise required by the rules and regulations of the SEC governing the Registration Statement (the “Company Unaudited Financials”), in each case, with such Company Unaudited Financials (A) reviewed by Xtribe’s independent auditor in accordance with AS 4105 Reviews of Interim Financial Information and without qualification, (B) prepared with all periods presented as if the Pre-Closing Reorganization had occurred as of the earliest period presented therein and (C) prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X and (iii) any unaudited pro forma financial statements required by Regulation S-X of the SEC to be included in the Registration Statement (the “Pro Forma Financials” and, together with Xtribe Audited Financial Statements and Xtribe Unaudited Financials, the “Required Financials”) not later than thirty (30) days from the date hereof, and (b) make any necessary amendments, restatements or revisions to the Required Financials such that they remain compliant through the date of completion of the offering pursuant to the Registration Statement and completion of the PIPE Financing.

Covenants of WinVest

Pursuant to the Business Combination Agreement, WinVest has agreed, among other things, to:

●	during the Interim Period, not, and cause WinVest BVI not to, and direct its and their respective representatives acting on its or their behalf not to directly or indirectly enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage or respond to any Business Combination Proposal, other than with Xtribe their stockholders and their affiliates and representatives. WinVest will, and will cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person conducted prior to the Execution Date, or which is reasonably likely to give rise to or result in, a Business Combination Proposal;

●	take all or any action required under any applicable federal or state securities laws in connection with the issuance of the Aggregate Merger Consideration (including any issuance of WinVest BVI Ordinary Shares pursuant to the Earnout Rights) issued or issuable pursuant to the Business Combination Agreement;

●	hold the Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the Proposals, and use its reasonable best efforts to hold the Meeting as soon as practicable after the date on which the Registration Statement becomes effective (but in any event no later than thirty (30) days after the date on which the Proxy Statement is mailed to stockholders of WinVest);

●	use its reasonable best efforts to obtain the approval of the Proposals at the Meeting, including by soliciting from its stockholders’ proxies as promptly as possible in favor of the Proposals, and take all other action necessary or advisable to secure the required vote or consent of its stockholders. The WinVest Board will recommend to its stockholders that they approve the Proposals and shall include such recommendation in the Proxy Statement;

●	use commercially reasonable efforts to cause the Closing Share Consideration, the Xtribe Financing Stock Consideration and any WinVest BVI Ordinary Shares issuable pursuant to the Earnout Rights issued or issuable pursuant to the Business Combination Agreement to be approved for listing on Nasdaq as promptly as practicable following the date hereof, subject to official notice of issuance prior to the Closing Date. During the period from the Original Execution Date until the Closing, WinVest will use its reasonable best efforts to keep the WinVest Common Stock listed for trading on Nasdaq; and

●	at least forty-eight (48) hours prior to the Acquisition Merger Effective Time, provide notice to the Trustee in accordance with the Trust Agreement and deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Acquisition Merger Effective Time to transfer all funds held in the Trust Account, other than funds required to be paid from the Trust Account to WinVest (to be held as available cash on the balance sheet of WinVest, and to be used for working capital and other general corporate purposes of the business following the Closing) and thereafter cause the Trust Account and the Trust Agreement to terminate.

Joint Covenants of WinVest and Xtribe

In addition, each of WinVest and Xtribe have agreed, among other things, to:

●	as promptly as practicable after the execution of the Business Combination Agreement, and receipt of Xtribe Unaudited Financials, WinVest and Xtribe will prepare and WinVest, WinVest BVI and Xtribe shall file with the SEC the Registration Statement in connection with the registration under the Securities Act of the Aggregate Merger Consideration (including any issuance of WinVest BVI Ordinary Shares pursuant to the Earnout Rights) issued or issuable pursuant to the Business Combination Agreement, which Registration Statement will also contain the Proxy Statement to be sent to the stockholders of WinVest relating to the Meeting to be held to consider approval and adoption of the Reincorporation Merger Proposal, Business Combination Proposal, the Nasdaq Proposal and any other proposals the parties deem necessary to effectuate the Transactions (collectively, the “Proposals”);

●	use their reasonable best efforts to (i) cause the Registration Statement, when filed with the SEC, to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Registration Statement, (iii) cause the Registration Statement to be declared effective as promptly as practicable and (iv) keep the Registration Statement effective as long as is necessary to consummate the Business Combination;

●	furnish all information concerning such party as the other party may reasonably request in connection with the preparation of the Registration Statement;

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●	during the Interim Period, (i) provide to the other party (and the other party’s Representatives) reasonable access during normal business hours upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof provided that such access will not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of Xtribe without the prior written consent of Xtribe and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its representatives may reasonably request;

●	give prompt notice to the other party of any event which the party becomes aware of during the Interim Period the occurrence or non-occurrence of which causes or would reasonably be expected to cause any of the closing conditions to fail;

●	use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions as promptly as practicable, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with Xtribe necessary for the consummation of the Transactions and to fulfill the conditions to the Acquisition Merger;

●	notify the other party of any communication it or any of its affiliates receives from any governmental authority relating to the matters that are the subject of the Business Combination Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any governmental authority in connection with the Transactions;

●	use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to the Business Combination Agreement, the Acquisition Merger or any of the other Transactions, and not to issue any such press release or make any such public statement without the prior written consent of the other party; provided, however, that each of WinVest and any Xtribe may make any such announcement or other communication (a) if such announcement or other communication is required by applicable law or the rules of Nasdaq, in which case the disclosing party shall first allow the other party to review such announcement or communication and the opportunity to comment thereon and the disclosing party shall consider such comments in good faith, (b) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved and (c) to governmental authorities in connection with any consents, approvals and authorizations required to be made under the Business Combination Agreement or in connection with the Transactions;

●	use its reasonable best efforts to cause the Reincorporation Merger to qualify for the Reincorporation Intended Tax Treatment (as defined in the Business Combination Agreement) and the Acquisition Merger to qualify for the Acquisition Intended Tax Treatment (as defined in the Business Combination Agreement), and not to take any action (or fail to take any action), if such action (or failure to act), would reasonably be expected to prevent or impede the Reincorporation Merger from qualifying for the Reincorporation Intended Tax Treatment, to prevent WinVest BVI from being treated as a domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code following the Reincorporation Merger, or the Acquisition Merger from qualifying for the Acquisition Intended Tax Treatment;

●	use their commercially reasonable efforts to obtain commitments to acquire Xtribe BVI Ordinary Shares through the PIPE Financing, in each case, from one or more investors pursuant to the terms of one or more Xtribe Subscription Agreement, with such PIPE Financing to be consummated prior to or substantially concurrently with the consummation of the Transactions;

●	use their commercially reasonable efforts to obtain commitments to acquire WinVest BVI Ordinary Shares through the PIPE Financing, in each case, from one or more investors pursuant to the terms of one or more WinVest Subscription Agreement, with such PIPE Financing to be consummated prior to or substantially concurrently with the consummation of the Transactions;

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●	cause the board of directors of WinVest as of immediately following the Acquisition Merger Effective Time to consist of a majority of independent directors, consisting of two (2) directors designated by the Sponsor and the balance of directors named by Xtribe, each of whom will qualify as independent directors under the rules of Nasdaq; and

●	(i) notify the other in writing promptly (and in any event within one (1) Business Day of any either party becoming aware) after learning of any pending, or threatened in writing, litigation related to the Business Combination Agreement, the Acquisition Merger or the other Transactions or otherwise alleging a breach of fiduciary duty by or other malfeasance of an officer or director brought by or on behalf of any shareholder or stockholder (as applicable) (collectively, the “Transaction Litigation”) commenced against any party to the Business Combination Agreement, (ii) keep the other reasonably informed regarding any Transaction Litigation, (iii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and (iv) will not settle or agree to settle any Transaction Litigation without the other’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

PIPE Financing

Xtribe PLC or Xtribe, as applicable, may deliver to certain investors (such investor, a “PIPE Investor”), and such PIPE Investors may enter into, prior to the Closing, the Xtribe Subscription Agreement with Xtribe PLC or Xtribe, as applicable and WinVest (the “Xtribe Subscription Agreement”) pursuant to which such investors, upon the terms and subject to the conditions mutually agreed by WinVest and Xtribe, would purchase newly issued Xtribe BVI Ordinary Shares (the “Xtribe PIPE Shares”), which shall convert into New WINV Ordinary Shares at the Closing of the Business Combination.

Xtribe PLC or Xtribe, as applicable, may deliver to WinVest certain investors (such investor, a “PIPE Investor”), and such PIPE Investors may enter into, prior to the Closing, the WinVest Subscription Agreement with WinVest BVI (the “WinVest Subscription Agreement”) pursuant to which such investors, upon the terms and subject to the conditions mutually agreed by WinVest BVI and Xtribe, would purchase WinVest BVI Ordinary Shares (the “WinVest PIPE Shares”), which shall convert into New WINV Ordinary Shares at the Closing of the Business Combination.

Trust Account Waiver

Xtribe and Xtribe PLC agreed that, on behalf of themselves and their affiliates they have the authority to bind, notwithstanding any other provision contained in the Business Combination Agreement, neither Xtribe nor Xtribe PLC now has, and neither will at any time prior to the Acquisition Merger Effective Time have any claims against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between any Group Company on the one hand, and WinVest on the other hand, the Business Combination Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. Notwithstanding any other provision contained in the Business Combination Agreement, Xtribe and Xtribe PLC (on behalf of themselves and their affiliates they have authority to bind) irrevocably waived any claim they may have, now or in the future and will not seek recourse against the Trust Account, any trustee of the Trust Account or WinVest or its affiliates in respect of such claims; provided, however, that the foregoing waiver will not limit or prohibit Xtribe or Xtribe PLC from pursuing a claim against WinVest, WinVest BVI or any other person for legal relief against monies or other assets of WinVest or WinVest BVI held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions or for damages for breach of the Business Combination Agreement against WinVest or WinVest BVI if the Business Combination Agreement is terminated and WinVest consummates a business combination transaction with another person.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties from each of the parties. Certain of the representations and warranties are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

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In the Business Combination Agreement, Xtribe make customary representations and warranties regarding themselves and their subsidiaries, including in relation to: organization and qualifications, subsidiaries, organizational documents, capitalization, authority relative to the Business Combination Agreement, absence of conflicts and required filings and consents in connection with the Business Combination, permits and compliance matters, financial statements, absence of certain changes or events, absence of litigation, employee benefit, labor, and employment matters, real property matters, title to assets, intellectual property, taxes, environmental matters, material contracts and contractual defaults, material customers and suppliers, insurance, required approvals, interested party transactions, compliance with applicable securities law, brokers, anti-corruption compliance and export control compliance.

In the Business Combination Agreement, WinVest and WinVest BVI make customary representations and warranties regarding themselves, including in relation to: corporate organization, organizational documents, capitalization, authority relative to the Business Combination Agreement, absence of conflicts and required filings and consents in connection with the Business Combination, compliance matters, SEC filings and financial statements, business activities and absence of certain changes or events, absence of litigation, required approvals, prior operations of WinVest BVI, brokers, the Trust Account, taxes, registration and listing, interested party transactions, financial advisor opinion and non-reliance.

Xtribe Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Xtribe are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred and for purposes of determining whether certain closing conditions have been satisfied.

Pursuant to the Business Combination Agreement, a material adverse effect with respect to Xtribe and its respective subsidiaries means any event, circumstance, change or effect that, individually or in the aggregate, has a material adverse effect on (i) the business, assets (including intangible assets), liabilities, financial condition or operations of Xtribe taken as a whole or (ii) the ability of Xtribe or Xtribe PLC to consummate or perform the Business Combination Agreement or the Transaction. However, solely in the case of the foregoing clause (i), in no event would any of the following constitute, alone or in combination, or be taken into account in the determination of whether there has been or will be a material adverse effect:

(a)	any effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions;

(b)	any change or proposed change in or change in the interpretation of any law or GAAP;

(c)	events or conditions generally affecting the industries or markets in which Xtribe operates;

(d)	any failure of Xtribe to achieve any projected revenue, earnings, expense, sales or other projections, forecasts, predictions or budgets prior to the Closing;

(e)	changes that are the result of economic factors affecting the national, regional or world economy or financial markets;

(f)	any change in the financial, banking, or securities markets;

(g)	any downturn in general economic conditions, including changes in inflation and the credit, debt, securities, financial or capital markets;

(h)	acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions;

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(i)	any events, circumstances, changes, effects or conditions arising from or relating to epidemics, pandemics, disease outbreaks (including Covid-19), any hurricane, tornado, flood, earthquake, wildfire or other natural disaster, or other acts of God; or

(j)	any actions taken or failures to take action, or such other changes or events, in each case, which WinVest or the Sponsor has requested or to which it has consented in writing, or which actions are expressly contemplated by the Business Combination Agreement or any Ancillary Agreement, except in the cases of clauses (b) through (i), to the extent that Xtribe or their respective businesses are disproportionately affected thereby as compared with other participants in the industries in which Xtribe operates.

WinVest Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of WinVest and WinVest BVI are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred and for purposes of determining whether certain closing conditions have been satisfied.

Pursuant to the Business Combination Agreement, a material adverse effect with respect to WinVest and WinVest BVI means any event, circumstance, change or effect that, individually or in the aggregate, has a material adverse effect on the ability of WinVest or WinVest BVI to perform their respective obligations under the Business Combination Agreement, any other Transaction Document, or the consummation of the Transactions or would create any material liability of WinVest. However, in no event would any of the following constitute, alone or in combination, or be taken into account in the determination of whether there has been or will be a WinVest Material Adverse Effect:

(a)	any change or proposed change in or change in the interpretation of any law or GAAP;

(b)	events or conditions generally affecting the industries or markets in which WinVest operates;

(c)	any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets);

(d)	acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions;

(e)	any hurricane, tornado, flood, earthquake, wildfire or other natural disaster, epidemic, disease outbreak, pandemic (including COVID-19), or acts of God;

(f)	any actions taken or not taken by WinVest or WinVest BVI as required by the Business Combination Agreement or any Ancillary Agreement;

(g)	any effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions;

(h)	any actions taken, or failures to take action, or such other changes or events, in each case, which Xtribe has requested or to which it has consented in writing or which actions are expressly contemplated by the Business Combination Agreement;

(i)	any events generally applicable to blank check companies or the market in which blank check companies operate; or

(j)	the consummation and effects of any exercise of Redemption Rights by stockholders of WinVest, except in the cases of clauses (a) through (e), to the extent that WinVest is disproportionately affected thereby as compared with other participants in the industry in which WinVest operates.

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Waiver; Amendments; No Survival of Representations, Warranties and Covenants

At any time prior to the Acquisition Merger Effective Time, each party may extend the time for the performance of any obligation or other act of the other party, waive any inaccuracy in the representations and warranties of the other party contained in the Business Combination Agreement or in any document delivered by the other party pursuant to the Business Combination Agreement, and waive compliance with any agreement of the other party or any condition to its own obligations contained in the Business Combination Agreement. Any such extension or waiver will only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

The Business Combination Agreement may be amended in writing by the parties thereto at any time prior to the Acquisition Merger Effective Time. The Business Combination Agreement may not be amended except by an instrument in writing signed by each of the parties thereto.

Except in the case of a party’s fraud, none of the representations, warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any certificate, statement or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, will survive the Closing and all such representations, warranties, covenants, obligations or other agreements will terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (i) those covenants and agreements that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, (ii) certain miscellaneous provisions in the Business Combination Agreement to effect the foregoing and (iii) any corresponding definitions set forth in the Business Combination Agreement.

Certain Related Agreements

Sponsor Support Agreement

On May 9, 2024, in connection with the Business Combination Agreement, WinVest, WinVest SPAC LLC (the “Sponsor”), and Xtribe PLC entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to, among other things, vote in favor of the Business Combination Agreement and the Business Combination.

Xtribe Voting and Support Agreements

On May 9, 2024, in connection with the Business Combination Agreement, WinVest entered into a Voting and Support Agreement (the “Xtribe Support Agreement”), by and among WinVest, Xtribe PLC, Xtribe Group and certain stockholders of Xtribe PLC (the “Key Company Owners”). Pursuant to the Xtribe Support Agreement, the Key Company Owners agreed to, among other things, (a) execute the Share Purchase Agreement and consummate the Sale, (b) vote to approve the Acquisition Merger and such other matters for which the approval of such persons is required hereunder, and (c) certain restrictions on transfer relating to its securities in Xtribe PLC and, after the Sale but prior to the Closing as set forth therein, Xtribe BVI Ordinary Shares.

Lock-up Agreements

The Business Combination Agreement contemplates that, prior to the Closing, WinVest and certain stockholders of Xtribe Group will enter into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which such stockholders will agree not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any WinVest BVI Ordinary Shares held by such persons immediately after the Closing or any WinVest BVI Ordinary Shares issuable upon the exercise of options, warrants or other convertible securities to purchase WinVest BVI Ordinary Shares held by such persons immediately after the Closing (collectively “Lock-Up Shares”), (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) until the earlier of: (i) the date that is six (6) months from the date of Closing, (ii) the date on which the closing price of WinVest as the surviving company common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any thirty (30) consecutive trading day period commencing on the Closing, and (iii) the date specified in a written waiver of the provisions of the Lock-Up Agreement duly executed after the Closing by the Sponsor and Xtribe.

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Background of the Business Combination

References within this section to “we,” “us,” “our” or “our company” refer to WinVest.

Overview

The Business Combination is the result of, in part, a search for a potential transaction utilizing the network and investing and transaction experience of Chardan Capital Markets, LLC (“Chardan”), discussed further below. The terms of the Business Combination Agreement are the result of arm’s-length negotiations between representatives of WinVest and Xtribe. The following chronology summarizes the key meetings and events that led to the signing of the Business Combination Agreement, but it does not purport to catalogue every conversation by and among representatives of WinVest, Xtribe and their respective advisors.

WinVest is a blank check company formed under the laws of the State of Delaware on March 1, 2021 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

On September 17, 2021, we consummated our Initial Public Offering of 10,000,000 units (the “Units”). Each Unit consists of one share of our common stock, $0.0001 par value per share (the “Common Stock”), one redeemable warrant (the “Public Warrant”), with each Public Warrant entitling the holder thereof to purchase one-half (1/2) of one share of Common Stock at an exercise price of $11.50 per whole share, subject to adjustment and one right (the “Right”), with each Right entitling the holder thereof to receive one-fifteenth (1/15) of one share of Common Stock upon the consummation by us of an Initial Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $100,000,000 (before underwriting discounts and commissions and offering expenses).

Simultaneously with the consummation of the IPO and the issuance and sale of the Units, we completed the private sale of 10,000,000 warrants (the “Private Placement Warrants,” and collectively with the Public Warrants, the “Warrants”) at a price of $0.50 per Private Warrant to the Sponsor, generating gross proceeds of $5,000,000 (such sale, collectively with the sale of the Additional Private Placement Warrants (as defined below), the “Private Placement”). Each Private Warrant entitles the holder thereof to purchase one-half of one share of Common Stock at a price of $11.50 per whole share, subject to adjustment. The Private Placement Warrants are identical to the Public Warrants.

On September 23, 2021, our underwriters fully exercised the over-allotment option and purchased an additional 1,500,000 Units (the “Over-Allotment Units”), generating gross proceeds of $15,000,000 on September 27, 2021. Simultaneously with the sale of Over-Allotment Units, we consummated a private sale of an additional 900,000 Private Placement Warrants (the “Additional Private Placement Warrants”) to the Sponsor at a purchase price of $0.50 per Private Placement Warrant, generating gross proceeds of $450,000.

WinVest did not select any business combination target in advance of its IPO and did not, nor did anyone on its behalf, initiate any substantive discussions, directly or indirectly, regarding a potential business combination with any business combination target in advance of its IPO. After its IPO, WinVest commenced an active search for businesses to pursue a business combination. WinVest initially focused its search on target businesses in the financial services industry, with a particular focus on financial media, brokerage, banking, investing, and wealth management businesses that would be complemented by the technology of Insight Guru Inc. (“Trefis”), an entity founded and partially owned by members of the Sponsor and certain members of the Board of Directors (including its Chief Executive Officer), and with which WinVest initially intended to combine concurrently with its initial business combination. However, WinVest did not enter into any letter of intent or definitive agreement with Trefis and did not limit its search to target businesses that would be complemented by the technology of Trefis. Additionally, WinVest did not contemplate completing a business combination solely with Trefis. Representatives of WinVest contacted and were contacted by numerous companies, advisors and other persons with respect to potential transactions. Such potential business combination targets, among other considerations, (i) were motivated to fulfill WinVest’s mission and be positioned as, or further developed as, a digital financial media and services brand company, (ii) were excited about working with WinVest to realize shareholder value, (iii) were positioned to materially benefit from WinVest’s officers’ and directors’ relationships and knowledge of the target’s industry, (iv) had a strong and experienced management team with a clear vision to either maintaining or creating sustainable cash flows, as applicable and/or (iv) were positioned to benefit from the increased ability to access capital that a public listing would provide.

Throughout this process, WinVest leveraged the investing, industry and transaction experience of the Sponsor, as a member of the WinVest advisory board, WinVest’s management team and members of the WinVest Board to screen, prioritize and diligence potential acquisition candidates. Additionally, following the IPO, WinVest’s management team met with the WinVest Board and advisory board on regularly scheduled video conferences to discuss the current list of, and the status of evaluations and negotiations with, potential business combination targets. A number of the potential targets that WinVest evaluated did not, in WinVest’s opinion, meet enough of the criteria it sought in its initial business combination partner.

WinVest evaluated numerous potential business combination targets in addition to Xtribe, and engaged in varying levels of discussions, negotiations and due diligence with respect to those targets based on, among other factors, interest from, and due diligence access granted by, such targets and the terms on which such targets were willing to consider a potential transaction with WinVest (including with respect to valuation). WinVest’s due diligence efforts with potential business combination targets (which included, in many instances, meetings with the senior management of the companies and their respective advisors) included, among other things, investigation and review of (depending on the target): business plan (including opportunities and risks underlying such plan); historical and expected financial performance; macroeconomic trends impacting the business and the industry in which it operates; competitive positioning versus comparable companies in the applicable industry; growth opportunities; performance history of the senior management team; the target’s technology; potential impact from trends in the overall economy and industry in which the target operates; regulatory environment; and benefits/challenges related to such target engaging in a potential transaction with WinVest and becoming a public company thereafter.

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Of the approximately 80 potential business combination targets it identified, WinVest entered into non-disclosure agreements with 26 (including Xtribe) that WinVest believed were suitable for a potential business combination, based on, among other things, its and its advisors’ preliminary due diligence and evaluation and analysis. WinVest engaged in varying levels of discussions, due diligence, evaluation, analysis and negotiations with the potential business combination targets with whom it entered into non-disclosure agreements, based on, among other factors: (i) interest from, and due diligence access granted by, each target; (ii) WinVest’s representatives’ and advisors’ evaluations of which targets could best satisfy WinVest’s key criteria for a business combination target; (iii) the receptivity to, or preparedness of, each target with respect to a business combination; and (iv) the terms on which each target was willing to consider a potential business combination. WinVest’s due diligence, evaluation and analysis involved, among other things, due diligence with respect to, and evaluating and analyzing, each potential business combination target’s business (including its existing and potential product or service offerings), technology, historical and projected future performance (as well as other financial information and growth opportunities), current management team (as well as its ability to lead a public company) and competitive positioning. Once such preliminary discussions and diligence were completed, WinVest determined to submit indications of interest with respect to 13 potential business combination targets (including Xtribe) that WinVest believed were most suitable for a potential business combination (the “Initial Business Combination Pool”), based on, among other things, its and its advisors’ preliminary due diligence and evaluation and analysis (including, in some instances, resubmissions of indications of interest following such submissions). None of the subsequent negotiations with the Initial Business Combination Pool ultimately resulted in an executed letter of intent, other than with respect to Xtribe and “Target A,” a biopharmaceutical company (as discussed below). Additional criteria that WinVest considered for potential target companies are described in its prospectus related to its IPO.

Other than with respect to Xtribe and Target A, WinVest ultimately determined not to proceed with the members of the Initial Business Combination Pool for a variety of reasons, including because (i) the potential counterparty pursued an alternative transaction or strategy, (ii) the potential counterparty did not meet the valuation expectations of WinVest, (iii) based on initial due diligence findings conducted by WinVest’s management, the potential counterparty did not meet the expectations of WinVest in terms of business quality, growth opportunities or otherwise, (iv) inability to raise a PIPE or alternative financing to support a potential transaction with the potential counterparty, or (v) WinVest concluded that the opportunity was not as well suited for WinVest (including as compared to Target A and Xtribe once WinVest was made aware of such opportunities).

On July 23, 2022, WinVest entered a M&A/Capital Markets Advisory Agreement (“M&A Agreement”) with Chardan Capital Markets, LLC (“Chardan”), which engaged Chardan to assist and advise WinVest in completing an initial business combination. In the event the initial business combination was consummated during the term of the M&A Agreement, the Company was to pay Chardan at the closing a fee (the “M&A Fee”).

On April 24, 2024, Chardan resigned its role as M&A/Capital Markets Advisor to WinVest and terminated the M&A Agreement solely with respect to the contemplated business combination with Xtribe. As a result, no M&A Fee is due to Chardan from WinVest with respect to M&A advisory services provided to WinVest. Notwithstanding the elimination of the M&A Fee due from WinVest with respect to the Business Combination, the deferred underwriting commission referred to below is still due at the closing of the Business Combination.

WinVest agreed to pay a cash fee equal to 5% of the aggregate sales price of securities sold in the financing to Introduced Parties and a cash fee equal to 1% of the aggregate sales price of public or private securities sold in a financing transaction to investors other than Introduced Parties (collectively, the “Financing Fee”). If such sale of securities occurs through multiple closings, then a pro rata portion of such fee shall be paid upon each closing. The Financing Fee will be paid in cash from the flow of funds from the Financing.

WinVest agreed to reimburse Chardan up to $150,000 in aggregate for eligible out of pocket expenses.

Target A

On November 9, 2022, a representative of a company in the biopharmaceutical sector (“Target A”) introduced Target A to representatives of WinVest as a target for a potential business combination. WinVest entered into a mutual confidentiality agreement with Target A and provided a draft letter of intent. The parties discussed initial terms of a potential business combination transaction and WinVest was granted access to the data room of Target A. Discussions continued throughout November 2022 and December 2022, and WinVest management conducted due diligence on Target A. WinVest and Target A ultimately entered into a non-binding letter of intent on December 8, 2022.

Throughout December 2022, WinVest representatives met on numerous occasions with the CEO of Target A to discuss opportunities to finance its ongoing operations prior to consummation of the business combination, including discussions related to a potential capital raise. During this time, WinVest and Target A continued to engage in discussions for a potential business combination and, with the assistance of Chardan, market such transaction to prospective private investment in public equity (“PIPE”) investors.

Following various conversations with representatives of WinVest and Target A, it was determined there were financing matters that could not be resolved satisfactorily and that the likelihood of a successful
PIPE fundraise or favorable market conditions to complete a bridge financing was low. The general inability to find a mutual resolution to these matters resulted in the mutual decision not to proceed with further discussion of the potential business combination with Target A. In early January 2023, WinVest and Target A mutually determined to terminate the non-binding letter of intent between the parties and ceased further discussions of a potential business combination and the marketing of potential PIPEs. On January 9, 2023, such termination was confirmed via email between the parties’ representatives.

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Xtribe

On October 11, 2022, Chardan introduced Xtribe to representatives of WinVest’s management team and advisory board as a potential business combination partner. On October 11, 2022, the parties held an initial conference with members of WinVest management and advisory board as an introduction. WinVest interviewed Xtribe management and discussed, among other things, transaction overview, business operations, product lines, financial results, economic conditions and industry trends, market competitors, customer composition and various other topics related to Xtribe business operations.

Following this introduction, Manish Jhunjhunwala, Chief Executive Officer of WinVest, Jeff LeBlanc, a member of WinVest’s advisory board and manager of the Sponsor and Xtribe management held a series of meetings, in person and via teleconference, for Xtribe management to present its business model and forecast on potential markets for its online marketplace and small business services. Based on these discussions and other due diligence conducted by WinVest, the WinVest Board determined that Xtribe’s digital-only platforms and product offerings could fill a market need that could have long-term growth potential, and as a public company Xtribe could be well-positioned to provide no or lower costs and higher levels of services to a segment of the population that traditionally may have been underserved. WinVest and Xtribe then began negotiating a non-binding letter of intent for a potential business combination between the parties.

On October 12, 2022, WinVest provided Xtribe an initial draft of a non-binding letter of intent with respect to a potential business combination transaction (the “Letter of Intent”). On October 20, 2022, WinVest and Xtribe entered into a non-disclosure agreement and continued negotiations regarding the Letter of Intent.

On November 8, 2022, members of management and the advisory board of WinVest, Xtribe and representatives from Chardan participated in diligence discussions with a prospective PIPE investor for Xtribe. On November 9, 2022, members of management and the advisory board of WinVest, Xtribe and Chardan held a virtual meeting in which they discussed the financial and other terms of a potential business combination transaction, including Xtribe’s valuation, consideration to be received by Xtribe’s equityholders, minimum cash conditions, PIPE funding commitments and New WINV’s potential board composition. On November 10, 2022, members of management and the advisory board of WinVest, Xtribe and representatives from Chardan participated in diligence discussions with another prospective PIPE investor for Xtribe.

Overlapping the discussions with Target A, discussed above, on November 12, 2022, representatives of WinVest and Xtribe met virtually to discuss the business plan received from Xtribe on November 11, 2022, and held a conference call related to Xtribe’s business strategy with Xtribe’s Chief Executive Officer on November 21, 2022.

On November 30, 2022, WinVest held a special meeting of stockholders (the “November 2022 Extension Meeting”) to, among other things, approve an amendment to its Certificate of Incorporation to extend the date by which it must consummate an initial business combination (the “Termination Date”) from December 17, 2022 to January 17, 2023, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2023, by resolution of the board of directors, if requested by the Sponsor, until June 17, 2023, by causing $125,000 to be deposited into the Trust Account for each such extension (the “November 2022 Extension Amendment”). The stockholders approved the November 2022 Extension Amendment at the November 2022 Extension Meeting. In connection with the vote to approve the November 2022 Extension Amendment, the holders of 9,606,887 shares of public stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.20 per share, for an aggregate redemption amount of approximately $98.0 million.

On December 5, 2022, representatives of WinVest and the Xtribe CEO met virtually where the Xtribe CEO provided an operational update including a review of Xtribe’s operations, management, contracts, partnerships, financial models and competitors in the online marketplace and discussed valuation considerations.

From December 19, 2022 through December 23, 2022, Haynes and Boone, LLP (“Haynes Boone”), counsel to WinVest, and Cozen O’Connor P.C. (“Cozen”), counsel to Xtribe, exchanged comments to the draft letter of intent between WinVest and Xtribe, including with respect to exclusivity, earn-out provisions, closing cash requirements and the composition of the surviving company’s board of directors. WinVest and Xtribe ultimately entered into a non-binding letter of intent on December 23, 2022.

Following the entry into of the letter of intent with Xtribe, WinVest ceased further discussions with potential targets other than Target A.

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On December 23, 2022, representatives of WinVest were provided access to a virtual data room containing information relating to Xtribe. Access to the virtual data room was subsequently provided to Haynes Boone, and other advisors to WinVest.

Between December 23, 2022, and March 9, 2023, WinVest and its advisors provided Xtribe with diligence requests for additional information regarding Xtribe’s and its subsidiaries’ business and operations, including with respect to employee benefits, executive compensation, real estate holdings, technology and intellectual property, environmental, health and safety considerations, international trade and national security matters, and corporate matters. During this period, members of the management team and the advisory board of WinVest and Xtribe management held multiple weekly calls to discuss a potential business combination between WinVest and Xtribe, while WinVest conducted detailed intellectual property and financial diligence of Xtribe. Additionally, members of Xtribe management presented a high-level overview of Xtribe’s business, its views on competitive positioning and market opportunity, and background on Xtribe’s existing and prospective management team members. Members of the management team and advisory board of WinVest and Xtribe management, with input from the respective board of directors, discussed Xtribe’s technology platform, the valuation of the combined company after consummation of the potential business combination, potential financing for the potential business combination, and the prospective customers, other business partners, and management team of the combined company following such business combination. During the course of WinVest’s due diligence of Xtribe, members of the WinVest Board, representatives of WinVest and WinVest’s advisors conducted multiple due diligence calls and attended multiple demonstrations of Xtribe’s product offerings with the directors and management team of Xtribe.

On January 11, 2023, WinVest, Xtribe and Xtribe’s auditors discussed PCAOB financial audit plans. On January 17, 2023, WinVest, Xtribe, and their respective auditors, legal counsel and financial advisors met via video conference to discuss the process, timeline and documentation involved with the business combination transaction.

Between December 23, 2022, and May 25, 2023, representatives of WinVest, including Messrs. Jhunjhunwala and LeBlanc, and representatives of Xtribe, including Enrico Dal Monte, Chief Executive Officer of Xtribe, and Stojan Dragovich, President of Xtribe USA, engaged in regular discussions on the terms and status of the proposed business combination transaction. During this period, Xtribe, WinVest, Chardan and their respective representatives and advisors also held regular meetings in person and met on a weekly basis via video conference continued to discuss capital raise strategy, technology matters, and business strategies. On March 3, 2023, Cozen, as legal counsel to Xtribe, delivered to Haynes Boone a preliminary draft of the Business Combination Agreement, with material terms that were consistent with the non-binding letter of intent, except with respect to earn-out thresholds, the amount of PIPE investments Xtribe was obligated to deliver and the elimination of a 10% indemnification escrow contemplated in the letter of intent. Between March and June 2023, Haynes Boone and Cozen continued to negotiate the terms of the Business Combination Agreement and related ancillary agreements and exchanged comments to the draft agreement, including with respect to the transaction structure, mutuality of closing conditions, treatment of convertible debt, the structure of a concurrent PIPE financing, and payment of fees between signing and closing. Discussions and negotiations took place between the parties through their respective counsels via email exchanges and telephone conferences from March 2023 through the beginning of June 2023. The respective counsels drafted near definitive merger documents.

On April 6, 2023, the WinVest Board met via teleconference to discuss WinVest’s proposed business combination with Xtribe, at which meeting representatives of WinVest’s management team were present. Representatives of WinVest’s management team reviewed with the WinVest Board Xtribe’s intellectual property portfolio, as well as other product offerings then available in the market. In addition, the WinVest Board discussed the potential addressable market for Xtribe’s product offerings. On May 26, 2023, the WinVest Board met virtually to discuss WinVest’s proposed business combination with Xtribe, at which meeting representatives of Xtribe’s management team were present. Representatives of Xtribe’s management team made a presentation to the WinVest Board during which they reviewed the competitive landscape for Xtribe’s product offerings and the market segments Xtribe intends to focus on in the near-term following the closing of the proposed business combination.

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In June 2023, the parties recognized that due to increased market volatility and uncertainty, the resulting economic environment reduced the parties’ ability to raise additional capital to fund the proposed business combination transaction. As a result, the parties mutually agreed to temporarily suspend discussions on the Business Combination Agreement pending market improvement. From June 2023 to April 2024, Xtribe loaned funds to the Sponsor to be used for WinVest’s expenses.

On June 12, 2023, WinVest held a second special meeting of stockholders (the “June 2023 Extension Meeting”), at which the stockholders approved, among other things, (i) an amendment to WinVest’s Certificate of Incorporation (the “June 2023 Extension Amendment”) to extend the Termination Date from June 17, 2023 to July 17, 2023, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month (or such shorter period as may be requested by the Sponsor) after July 17, 2023, by resolution of its board of directors, if requested by the Sponsor, until December 17, 2023, by causing $65,000 to be deposited into the Trust Account for each such extension, and (ii) an amendment (the “Redemption Limitation Amendment”) to eliminate from the Certificate of Incorporation the limitation that WinVest may not consummate any business combination unless it has net tangible assets of at least $5,000,001 upon consummation of such business combination. The stockholders approved the June 2023 Extension Amendment at the June 2023 Extension Meeting. In connection with the vote to approve the June 2023 Extension Amendment, the holders of 627,684 shares of public stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of $6,721,794.56.

On November 30, 2023, WinVest held a third special meeting of stockholders (the “November 2023 Extension Meeting”), at which the stockholders approved, among other things, an amendment to WinVest’s Certificate of Incorporation (the “November 2023 Extension Amendment”) to extend the Termination Date from December 17, 2023 to January 17, 2024, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2024, by resolution of the board of directors, if requested by the Sponsor, until June 17, 2024, by causing $55,000 to be deposited into the Trust Account for each such extension. The stockholders approved the November 2023 Extension Amendment at the November 2023 Extension Meeting. In connection with the vote to approve the November 2023 Extension Amendment, the holders of 122,306 shares of public stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.81 per share, for an aggregate redemption amount of $1,322,518.

As market conditions improved, the parties began to explore potential financing alternatives to fund the proposed transaction. On April 5, 2024, Mr. LeBlanc met with representatives of Xtribe’s management team to discuss reinitiating the business combination process.

On April 11, 2024, a conference was held between representatives from Haynes Boone and representatives from Cozen, which included a discussion around the potential business combination process, open points in the business combination agreement and updating the draft of such agreement on substantially the same terms as prior to the pause in the business combination process.

On April 12, 2024, the discussion continued between members of the management team and advisory board of WinVest and members of management of Xtribe to discuss status and open points related to the business combination agreement and ancillary documents. Throughout April 2024 and May 2024, additional discussions and negotiations took place via numerous email exchanges and during a conference call with the parties and their respective counsels on April 24, 2024, including with respect to treatment of convertible debt, the structure of a concurrent PIPE financing, earn-out provisions, financial statement representations and base stock consideration.

On April 24, 2024, prior to re-engaging on the contemplated business combination with Xtribe (as discussed above), Chardan resigned its role as M&A/Capital Markets Advisor to WinVest and terminated the M&A Agreement solely with respect to such business combination. As of June 30, 2024, WinVest recorded deferred underwriting commissions in the aggregate amount of $4,025,000 payable to Chardan only upon completion of its initial business combination. Chardan is currently acting as financial and capital markets advisor to Xtribe. As consideration for providing such services to Xtribe, Chardan shall receive an M&A fee of approximately $2.8 million, and if Chardan assists with any capital raise, it will be entitled to receive a financing fee.

In conjunction with the negotiation of the Business Combination Agreement, WinVest continued to conduct market and company-specific due diligence with respect to Xtribe. Between April 2024 and May 2024, Xtribe responded to numerous diligence requests for additional information regarding Xtribe’s and its subsidiaries’ business and operations, including with respect to employee benefits, executive compensation, real estate holdings, technology and intellectual property, environmental, health and safety considerations, international trade and national security matters, and corporate matters.

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On May 9, 2024, the WinVest Board met virtually and was joined by Mr. LeBlanc and representatives from Haynes Boone. Mr. Jhunjhunwala presented the background and strategic rationale for a business combination with Xtribe, along with their perspective on Xtribe’s business, prospects and valuation, to the WinVest Board. Representatives of Haynes Boone then presented a summary of the then-proposed terms of the Business Combination Agreement and related ancillary agreements and the nature of the directors’ fiduciary duties to WinVest’s shareholders. The WinVest Board then asked questions of WinVest management and Haynes Boone and discussed the benefits and risks of the contemplated business combination to WinVest’s stockholders. Following the discussion, the WinVest Board expressed support for WinVest’s proposed business combination with Xtribe. Following this discussion, the WinVest Board discussed remaining open items and the process to approve the proposed business combination.

After further discussion, representatives of Haynes Boone confirmed the Business Combination Agreement and related ancillary agreements had been finalized with no material changes to the drafts reviewed with the WinVest Board on May 9, 2024. The WinVest Board then adopted resolutions that, among other things, (i) determined that the Business Combination Agreement and the transactions contemplated thereby (including the Mergers) are in the best interests of WinVest, (ii) approved the Business Combination Agreement and the transactions contemplated thereby (including the Mergers) and declared their advisability, and (iii) recommended that the stockholders of WinVest approve and adopt the Business Combination Agreement and the Mergers, and directed that the Business Combination Agreement and the transactions contemplated thereby (including the Mergers) be submitted for consideration by the stockholders of WinVest at this Meeting.

Following the meeting of the WinVest Board on May 9, 2024, WinVest, Xtribe and the other parties thereto executed and delivered the Business Combination Agreement and certain other ancillary agreements. Also on May 9, 2024, WinVest and Xtribe jointly issued a press release announcing the signing of the Business Combination Agreement. On May 10, 2024, WinVest filed a Current Report on Form 8-K announcing the execution of the Business Combination Agreement, which filed as exhibits (i) the Business Combination Agreement and certain ancillary agreements, and (ii) the joint press release, dated May 9, 2024.

On June 3, 2024, WinVest held a fourth special meeting of stockholders (the “June 2024 Extension Meeting,” and together with the November 2022 Extension Meeting, the July 2023 Extension Meeting and the November 2023 Extension Meeting, the “Extension Meetings”), at which the stockholders approved, among other things, an amendment to WinVest’s Certificate of Incorporation (the “June 2024 Extension Amendment,” and together with the November 2022 Extension Amendment, the June 2023 Extension Amendment and the November 2023 Extension Amendment, the “Extension Amendments”) to extend the Termination Date from June 17, 2024 to July 17, 2024, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after July 17, 2024, by resolution of the board of directors, if requested by the Sponsor, until December 17, 2024, by causing $30,000 to be deposited into the Trust Account for each such extension. The stockholders approved the June 2024 Extension Amendment at the June 2024 Extension Meeting. In connection with the vote to approve the June 2024 Extension Amendment, the holders of 650,790 shares of public stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $11.32 per share, for an aggregate redemption amount of $7,367,203.65. Following such redemptions, approximately $5,573,406.91 was left in the Trust Account and 492,333 shares of public stock remained outstanding.

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On July 3, 2024, during the reorganization of Xtribe pursuant to the terms of the Business Combination Agreement, Xtribe proposed a change in the structure of the business combination due to having identified a tax issue related to certain Xtribe equityholders who were not U.S. persons for tax purposes. Xtribe determined that the tax issue could result in significant withholding taxes and potential penalties for Xtribe equityholders in connection with the Business Combination, unless certain steps were taken to address it. As a result, the parties agreed to restructure the business combination entities and jurisdictions and amend and restate the Business Combination Agreement to resolve the tax issue in favor of Xtribe equityholders, which issue did not affect WinVest or WinVest shareholders.

From early July 2024 through September 5, 2024, WinVest and Xtribe, along with their respective counsels, negotiated to amend and restate the executed Business Combination Agreement and certain ancillary documents. The material terms to be amended focused on the impact of a jurisdictional change to certain subsidiaries of WinVest and Xtribe pursuant to the Business Combination Agreement, each formed to effect the business combination, and related issues connected to the capital structure of the subsidiaries and the merger consideration.

On September 6, 2024, the WinVest Board met virtually, joined by representatives from Haynes Boone. A member of WinVest’s management team presented the background and strategic rationale for restructuring the business combination and amending the Business Combination Agreement with Xtribe. Representatives of Haynes Boone then presented a summary of the proposed revised terms of the Business Combination Agreement and restructuring. The WinVest Board then asked questions of WinVest management and Haynes Boone and discussed the benefits and risks to WinVest’s stockholders of revising the business combination, the expected timing of consummating the business combination, and a potential capital raise by Xtribe. Following the discussion, the WinVest Board expressed support for restructuring the business combination and upon a motion duly made and seconded, unanimously determined that amending the Business Combination Agreement and the transactions contemplated thereby (including the Mergers) are in the best interests of WinVest and directed that WinVest management complete negotiations to the amended Business Combination Agreement and the transactions contemplated thereby (including the Mergers), and enter into such amended agreement.

On September 16, 2024, WinVest, WinVest (BVI) Ltd., a British Virgin Islands business company registered with company number 2157117 and a wholly owned subsidiary of WinVest (“WinVest BVI”), Xtribe PLC and Xtribe (BVI) Ltd., a British Virgin Islands business company registered with company number 2157137 and a wholly-owned subsidiary of Xtribe PLC (“Xtribe BVI”), entered into an Amended and Restated Business Combination Agreement (the “A&R Business Combination Agreement”), which amends and restates the Business Combination Agreement in its entirety. Further, WinVest filed a Current Report on Form 8-K announcing the execution of the A&R Business Combination Agreement, which filed as an exhibit the A&R Business Combination Agreement.

The parties have continued and expect to continue regular discussions in connection with, and to facilitate, the closing of the business combination.

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WinVest Board’s Reasons for the Approval of the Business Combination

The WinVest Board considered a wide variety of factors in connection with its evaluation of the Business Combination. The material factors considered by the WinVest Board are listed and described in detail below. This list of factors considered by the WinVest Board is not, and does not purport to be, an exhaustive list, but includes the material factors considered by the WinVest Board. The WinVest Board considered all of these factors as a whole and, on balance, concluded that they supported a determination that the entry into the Business Combination Agreement and the Business Combination are in the best interests of WinVest and its stockholders. In view of the wide variety of factors considered by the WinVest Board in connection with its evaluation, negotiation and recommendation of the Business Combination and related transactions, and given the complexity of these matters, the WinVest Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the WinVest Board based its evaluation, negotiation and recommendation in favor of the Business Combination on the totality of the information presented to, and considered by, it. The WinVest Board evaluated the factors described below with the assistance of WinVest’s outside advisors. In considering the factors described below and any other factors, individual members of the WinVest Board may have viewed factors differently or given different weights to other or different factors.

This explanation of WinVest’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this proxy statement/prospectus.

After careful consideration, on May 9, 2024, the WinVest Board (i) determined that the Business Combination Agreement and the transactions contemplated thereby (including the Mergers) are in the best interests of WinVest, (ii) approved the Business Combination Agreement and the transactions contemplated thereby (including the Mergers) and declared their advisability and (iii) recommended that the stockholders of WinVest approve and adopt the Business Combination Agreement and the Mergers, and directed that the Business Combination Agreement and the transactions contemplated thereby (including the Mergers) be submitted for consideration by the stockholders of WinVest at this Meeting.

The positive factors, although not weighted or in any order of significance, related to the Business Combination considered by the WinVest Board included, but were not limited to, the following:

●	The Xtribe Business and its Competitive Technological Edge. The WinVest Board considered Xtribe’s overall business, management team and operations, including with respect to:

	●	the size and growth opportunity in the market for an e-commerce marketplace;

	●	the depth and quality of the management team at Xtribe, including their demonstrated ability to scale and grow cutting-edge businesses;

	●	the potential strength of the technology platform Xtribe has developed, which the WinVest Board believes has the potential to be best-in-class and more scalable and customizable than existing competing products; and

	●	the competitive valuation of Xtribe when compared with other similar publicly traded companies with similar attributes.

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●	Technology with Significant Potential Market. The WinVest Board believes that the potential market for Xtribe’s technologies is significant since their capabilities cover a wide range of market segments and cater to various consumer needs, making it a versatile platform for buying, selling ad exchanging products and services of any kind.

●	Results of Due Diligence. The WinVest Board considered the scope of the due diligence investigation conducted by WinVest and its outside advisors and evaluated the results thereof and information available to it related to Xtribe, including:

● teleconferences, in person and virtual meetings, calls and email exchanges with members of the Xtribe management team and its potential commercial partners regarding Xtribe’s operations, business plan and the proposed transaction;

● review of materials related to Xtribe made available, including with respect to financial statements, material contracts, key metrics and performance indicators, intellectual property matters, employment and labor matters, information technology, privacy, litigation information, regulatory matters and other legal and business diligence matters, including competitive technology and potential commercial partners; and

● multiple live demonstrations of Xtribe’s marketplace product offerings indicating their readiness and potential for commercial viability.

●	Best Available Opportunity. After a thorough review of other business combination opportunities reasonably available to WinVest, the WinVest management team and the WinVest Board determined that the Business Combination represents the best potential business combination available for WinVest based upon the process utilized to evaluate and assess other potential acquisition targets, and the WinVest Board’s belief that such processes had not presented a better alternative.

●	Negotiated Transaction. The WinVest Board reviewed and considered the terms of the Business Combination Agreement and the other related agreements, including each party’s representations, warranties and covenants, the conditions to each party’s obligation to complete the transactions contemplated therein, the termination provisions and WinVest’s and Xtribe’s strong commitment to complete the Business Combination. The WinVest Board determined that such terms and conditions were the product of extensive arm’s-length negotiations between WinVest and Xtribe. See “Proposal 2 - The Business Combination Proposal - The Business Combination Agreement” and “Proposal 2 - The Business Combination Proposal - Certain Related Agreements” for detailed discussions of the terms and conditions of these agreements.

●	The Role of the Independent Directors. The independent directors of the WinVest Board, Messrs. Kramer, McGowan, Pentland and Schmidt, evaluated the proposed terms of the Business Combination, including the Business Combination Agreement and the related agreements, and approved, as members of the WinVest Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

●	Continued Ownership by WinVest Stockholders and the Sponsor. Major equityholders of Xtribe and the Sponsor have agreed to a lock-up on their New WINV for up to six months following the completion of the Business Combination, subject to certain customary exceptions, which the WinVest Board believes will provide important stability to New WINV.

●	Shareholder Approval and Redemption Rights. The WinVest Board considered the fact that in connection with the Business Combination, WinVest stockholders have the ability to vote for or against the Business Combination and that, regardless of whether such Public Stockholders vote for or against the Business Combination or abstain from voting, they will have the option to (i) remain stockholders of New WINV following the Business Combination, (ii) sell their shares in the open market or (iii) exercise their Redemption Rights and receive a pro rata portion of the cash held in the Trust Account.

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The WinVest Board also identified and considered the following risks, uncertainties and other potentially negative factors, in addition to the other various risks associated with the business of Xtribe as described in the section titled “Risk Factors,” appearing elsewhere in this proxy statement/prospectus, weighing negatively against pursuing the Business Combination, which are not presented in any order of weight or significance:

●	Exclusivity. The fact that the Business Combination Agreement includes an exclusivity provision that prohibits WinVest from soliciting other business combination proposals, which restricts WinVest’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

●	New Product Risks. The risks that Xtribe has a limited operating history and limited experience in commercializing its core product.

●	Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

●	Liquidation of WinVest. The risks and costs to WinVest if the Business Combination is not completed, including the risk of diverting management’s focus and resources from other businesses combination opportunities, which could result in WinVest being unable to effect a business combination by December 17, 2024 (unless extended) and force WinVest to liquidate and dissolve.

●	Registration Rights. The fact that Key Company Owners will enter into the Registration Rights Agreement at closing, which will provide for registration rights of the Sponsor, the Key Company Owners and certain other stockholders following consummation of the Business Combination. See “Proposal 2 - The Business Combination Proposal - Certain Related Agreements” for detailed discussions of the terms and conditions of these agreements.

●	Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within WinVest’s control.

●	External Risks. The risk that economic downturns and political and market conditions beyond Xtribe’s control, could adversely affect Xtribe’s business, financial condition, results of operations and prospects.

●	Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief, which could enjoin consummation of the Business Combination.

●	Fees and expenses. The fees and expenses associated with completing the Business Combination.

●	Interest of Certain Persons. The fact that some of WinVest’s officers and directors and the Sponsor may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of WinVest’s stockholders. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete a business combination with a less favorable target company or a business combination on terms less favorable to WinVest’s stockholders. Such interests are described in more detail below under the section titled “Proposal 2 - The Business Combination Proposal - Interests of Certain Persons in the Business Combination.”

●	Waiver of Corporate Opportunity Doctrine. The Current Charter contains a waiver of the corporate opportunity doctrine, and, although we are not aware of any, there could have been business combination targets that would have been appropriate for a combination with WinVest but were not offered due to a WinVest director’s or officer’s duties to another entity. WinVest and its management are not aware of any such corporate opportunities not being offered to WinVest and do not believe that the waiver of the corporate opportunity doctrine in the Current Charter interfered with WinVest’s ability to identify an acquisition target, including the decision to pursue the Business Combination with Xtribe.

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●	Other Risks. Various other risks associated with the Business Combination, the business of WinVest and the business of Xtribe described in the section titled “Risk Factors.”

Upon considering the aforementioned factors, the WinVest Board concluded that the potential benefits that it expected WinVest and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. The WinVest Board also realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons. Accordingly, the WinVest Board determined that the Business Combination Agreement, each of the related transaction agreements to which WinVest will be a party and the transactions contemplated thereby (including the Business Combination) were in the best interests of WinVest and its stockholders.

The transaction is structured such that no majority of unaffiliated securityholders of WinVest is required to approve the Business Combination. The transaction was approved by a majority of WinVest directors who are not employees of WinVest, and no non-employee directors of WinVest has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination or preparing a report concerning the approval of the Business Combination.

Below is a table summarizing the entities to which our officer and directors currently have fiduciary duties, contractual obligations or other material management relationships:

Individual	Entity	Entity’s Business	Affiliation
Manish Jhunjhunwala	Insight Guru Inc.	Technology	CEO, Co-Founder

Mark H. Madden	Covenant Advisors LLC	Investment Management	Managing Partner
	Clozex Medical, Inc.	Medical Products	Chair, Member
	BWS Partners LLC	Holding Company	Managing Member

Alok R. Prasad	CashRepublic Holding, Inc.	FinTech	CEO

Lawrence S. Kramer	Advance Local Media LLC	Media	Director
	Syracuse University	Board of Trustees	Vice Chairman

Edward J. McGowan	Akamai Technologies, Inc.	Technology	CFO, Executive Vice President

Dr. Alex Pentland	Massachusetts Institute of Technology	Education	Professor

Martin Schmidt	Rensselaer Polytechnic Institute	Education	President

In evaluating the conflicts of interest referenced above, the WinVest Board concluded that the potentially disparate interests would be mitigated because (i) these interests are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by WinVest with any other target business or businesses, and (iii) the Sponsor will hold equity interests in New WINV with value that, after the Closing, will be based on the future performance of New WINV’s stock. After considering the foregoing, the WinVest Board concluded, in its business judgment, that the potential benefits to WinVest and its shareholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

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The WinVest Board’s reasons for approving the Business Combination were still applicable upon the approval of the amended and restated Business Combination Agreement. After considering the proposed jurisdictional change from July 2024 through September 2024 relevant to the Business Combination, the WinVest Board concluded, in its business judgment, that the potential benefits to WinVest and its shareholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Interests of Certain Persons in the Business Combination

The Sponsor, WinVest’s directors and executive officers and certain members of WinVest’s advisory board have collectively invested an aggregate of $5,475,000 in Founder Shares and Private Placement Warrants and could potentially lose this entire amount if an initial business combination is not consummated by December 17, 2024, and they may therefore be incentivized to complete a business combination with a less favorable target company or a business combination on terms less favorable to stockholders rather than to cause WinVest to liquidate. In addition, since we did not complete the Business Combination prior to September 14, 2024 (the “Nasdaq Deadline”), the WinVest Common Stock, WinVest Units, Public Warrants and Rights may be delisted. Please see “Risk Factor - WinVest’s failure to complete a business combination by September 14, 2024 contravenes Nasdaq rules, and as a result, could lead Nasdaq to suspend trading in WinVest’s securities or lead WinVest to be delisted from Nasdaq.”

When you consider the recommendation of the WinVest Board in favor of adoption of the Business Combination Proposal and other Proposals, you should keep in mind that WinVest’s directors, officers and Sponsor have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including:

●	If an initial business combination, such as the Business Combination, is not completed, WinVest will be required to dissolve and liquidate. In such event, the 2,875,000 Founder Shares currently held by the Initial Shareholders, which were acquired prior to the IPO, will be worthless because such holders have agreed to waive their rights to any redemption distributions. The Founder Shares were purchased for an aggregate purchase price of $25,000. The Founder Shares would have had an aggregate market value of approximately $ based on the closing price of the WinVest Common Stock on the Nasdaq Capital Market as of , 2024. Such Founder Shares will have a significantly higher value as of the time of the Business Combination than if no business combination is consummated, and the Initial Shareholders may therefore experience a positive rate of return on their investment, even if the other WinVest stockholders experience a negative rate of return on their investment.

●	If an initial business combination, such as the Business Combination, is not completed, an aggregate of 10,900,000 Private Placement Warrants purchased by our Sponsor for a total purchase price of $5,450,000, will be worthless. The Private Placement Warrants had an aggregate market value of approximately $ based on the closing price of WinVest Common Stock on the Nasdaq Capital Market as of , 2024. Such Private Placement Warrants will have a significantly higher value as of the time of the Business Combination than if no business combination is consummated and the Sponsor may therefore experience a positive rate of return on its investment, even if the other WinVest stockholders experience a negative rate of return on their investments.

●	Even if the trading price of New WINV Ordinary Shares were to be as low as $1.90 per share, the aggregate market value of the securities held by the Sponsor following the Business Combination would be approximately equal to the initial investment in WinVest by the Sponsor. Unless otherwise noted, reference to the securities held by the Sponsor and other Initial Shareholders refers to securities held by such stockholders prior to the Business Combination. As a result, if the Business Combination is completed, the Sponsor is likely to be able to make a substantial profit on its investment in WinVest at a time when New WINV Ordinary Shares have lost significant value. On the other hand, if WinVest liquidates without completing a business combination before December 17, 2024, the Sponsor will lose its entire investment in WinVest.

●	Our Sponsor has loaned us an aggregate of $ as of , 2024, which amount may not be repaid in the event that we do not consummate an Initial Business Combination.

●	The exercise of WinVest’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest.

●	If the Business Combination is completed, the parties to the Business Combination Agreement will cause the New WINV Board immediately following the Closing to consist of (i) two (2) individuals designated by the Sponsor, and (ii) the balance of the New WINV Board to be individuals designated by Xtribe. The New WINV Board shall consist of a majority of directors who will qualify as independent directors under the rules of Nasdaq.

Appraisal Rights and Dissenters’ Rights

Neither WinVest stockholders nor WinVest warrant holders nor WinVest rights holders have appraisal or dissenters’ rights in connection with the Business Combination under the DGCL.

Total Common Stock Outstanding Upon Consummation of the Business Combination

It is anticipated that upon completion of the Business Combination, the public stockholders (including the holders of Rights) will retain an ownership interest of approximately [  ]% in New WINV, the Sponsor will retain an ownership interest of approximately [  ]% in New WINV and the Xtribe equityholders will own approximately [  ]% of New WINV.

The following summarizes the pro forma ownership of New WINV Ordinary Shares, including WinVest Common Stock underlying WinVest Units, of WinVest following the Business Combination under each of the no additional redemption, fifty percent (50%) redemption and maximum redemption scenarios:

Share Ownership of New WINV
	Assuming No Additional Redemption			Assuming 50% Redemption(1)			Assuming Maximum Redemption(2)
	Number of Shares	% Ownership		Number of Shares	% Ownership		Number of Shares	% Ownership
Public shareholders (including Rights)			%			%			%
Initial Shareholders (including Sponsor)			%			%			%
[PIPE Investors(3)]			%			%			%
Xtribe equityholders (excluding PIPE Investors)			%			%			%
			%			%			%

Total		100.0%			100.0%			100.0%

(1) Assumes redemption of [  ] shares of WinVest Common Stock.

(2) Assumes redemption of [  ] shares of WinVest Common Stock.

[(3) Represents an estimated $21.0 million in PIPE proceeds to satisfy the minimum cash closing condition of $15.0 million.]

Anticipated Accounting Treatment

The Business Combination will be accounted for as a “reverse recapitalization,” with no goodwill or other intangible assets recorded, in accordance with GAAP and section 12100 of the SEC’s Financial Reporting Manual (the “FRM”). A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of the accounting acquirer, or Xtribe.

Under this method of accounting, WinVest will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Xtribe will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Xtribe. Accordingly, the consolidated assets, liabilities and results of operations of Xtribe will be consolidated with WinVest’s beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of Xtribe in future reports. The net assets of Xtribe will be recognized at carrying value, with no goodwill or other intangible assets recorded.

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Redemption Rights

Pursuant to WinVest’s Current Charter, holders of WinVest Units and WinVest Common Stock (excluding the Founder Shares) may elect to have their WinVest Common Stock redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding shares of WinVest public stock. As of , 2024, this would have amounted to approximately $ per share.

You will be entitled to receive cash for any WinVest Common Stock to be redeemed only if you:

(a)	hold shares of WinVest Common Stock; or

(b)	hold shares of WinVest Common Stock through WinVest Units and you elect to separate your WinVest Units into the underlying shares of WinVest Common Stock (and/or share certificates (if any) and other redemption forms) prior to exercising your redemption rights with respect to the WinVest Units; and

(c)	prior to 5:00 p.m., Eastern Time, on , 2024, (a) submit a written request to Continental that WinVest redeem your shares of WinVest Common Stock for cash and (b) deliver your WinVest Units to Continental, physically or electronically through DTC.

Holders of outstanding WinVest Units must separate the underlying shares of WinVest Common Stock prior to exercising redemption rights with respect to the shares of WinVest Common Stock. If the WinVest Units are registered in a holder’s own name, the holder must deliver the certificate for its WinVest Units to Continental, with written instructions to separate the WinVest Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the shares of WinVest Common Stock from the WinVest Units.

If a holder exercises its redemption rights, then such holder will be exchanging its shares of WinVest Common Stock for cash and will no longer own securities of New WINV. Such a holder will be entitled to receive cash for its shares of WinVest Common Stock only if it properly demands redemption and delivers its WinVest Units (and/or share certificates (if any) and other redemption forms) (either physically or electronically) to Continental in accordance with the procedures described herein. Please see the section titled “The Meeting - Redemption Rights” for the procedures to be followed if you wish to redeem your shares of WinVest Common Stock for cash.

Vote Required for Approval

Along with the approval of the Reincorporation Merger Proposal and the Nasdaq Proposal, approval of this Business Combination Proposal is a condition to the consummation of the Business Combination. If this Business Combination Proposal is not approved, the Business Combination will not take place. If the Reincorporation Merger Proposal and the Nasdaq Proposal are not approved, unless the condition is waived, this Business Combination Proposal will have no effect (even if approved by the requisite vote of our stockholders at the Meeting or any adjournment or postponement thereof) and the Business Combination will not occur.

This Business Combination Proposal requires the affirmative vote of a majority of the outstanding shares of WinVest Common Stock present and entitled to vote at the Meeting. Abstentions will count as votes against the Business Combination Proposal. The Business Combination Proposal is a “non-routine” matter and, therefore, there will be no “broker non-votes” for this Proposal.

Pursuant to a letter agreement, the Sponsor agreed to vote the shares of WinVest Common Stock held by it in favor of the Business Combination Proposal and related proposals. As of         , 2024, a total of 2,537,424 shares of WinVest Common Stock, or approximately 75.4% of the outstanding shares, were subject to the Sponsor Support Agreement. As a result, no WinVest Common Stock held by the public stockholders will need to be present in person by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the Business Combination Proposal is conditioned on the approval of the Reincorporation Merger Proposal, which requires the vote of a majority of the outstanding shares of WinVest Common Stock, assuming only the minimum number of shares of WinVest Common Stock to constitute a quorum is present, no WinVest Common Stock held by the public stockholders must be voted in favor of the Business Combination Proposal, the Reincorporation Proposal or the Nasdaq Proposal for them to be approved.

Board Recommendation

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL 2.

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PROPOSAL 3 - THE NASDAQ PROPOSAL

Overview

Our stockholders are being asked to approve, assuming the Business Combination Proposal is approved and adopted, the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a) and (b). Under Nasdaq Listing Rules 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares); or (B) the number of ordinary shares to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the share or securities. Under Nasdaq Listing Rules 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control.

Pursuant to the Business Combination Agreement, we will issue to the Xtribe BVI shareholders as consideration in the Business Combination up to [  ] New WINV Ordinary Shares in addition to certain earnout shares as described in the Business Combination Agreement. See “Proposal No. 2 — The Business Combination Proposal.” Because the number of New WINV Ordinary Shares we anticipate issuing as consideration in the Business Combination (1) will constitute more than 20% of our outstanding WinVest Common Stock and more than 20% of outstanding voting power prior to such issuance, and (2) will result in a change of control of WinVest, we are required to obtain shareholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b).

Effect of Proposal on Current Shareholders

If the Nasdaq Proposal is adopted, WinVest would issue ordinary shares representing more than 20% of the outstanding WinVest Common Stock in connection with the Business Combination.

The issuance of such shares would result in significant dilution to the WinVest stockholders and would afford such stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of WinVest. If the Nasdaq Proposal is adopted, assuming that [  ] New WINV Ordinary Shares are issued to the shareholders of Xtribe BVI as consideration in the Business Combination, we anticipate that the shareholders of Xtribe BVI will hold approximately [  ]% of our outstanding ordinary shares, and the current WinVest shareholders will hold approximately [  ]% of our outstanding ordinary shares immediately following completion of the Business Combination. This percentage assumes that no shares of WinVest Common Stock are redeemed in connection with the Business Combination, and does not take into account any warrants to purchase WinVest Common Stock that will be outstanding following the Business Combination.

If the Nasdaq Proposal is not approved and we consummate the Business Combination on its current terms, WinVest would be in violation of Nasdaq Listing Rules 5635(a) and (b), which could result in the delisting of our securities from The Nasdaq Capital Market. If Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage for the post-transaction company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

It is a condition to the obligations of Xtribe and Xtribe PLC to close the Business Combination that our ordinary shares remain listed on The Nasdaq Capital Market. As a result, if the Nasdaq Proposal is not adopted, the Business Combination may not be completed unless this condition is waived.

Vote Required for Approval

Along with the approval of the Reincorporation Merger Proposal, the Business Combination Proposal and the Governance Proposal, approval of this Nasdaq Proposal is a condition to the consummation of the Business Combination. If this Nasdaq Proposal is not approved, the Business Combination will not take place. If the Reincorporation Merger Proposal and the Business Combination Proposal are not approved, this Nasdaq Proposal will have no effect (even if approved by the requisite vote of our stockholders at the Meeting for any adjournment or postponement thereof) and the Business Combination will not occur.

The Nasdaq Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the Meeting and entitled to vote thereon. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast on the Nasdaq at the Meeting and will have no effect on the outcome of the vote. The Nasdaq Proposal is a “non-routine” matter and, therefore, there will be no “broker non-votes” for this Proposal.

Board Recommendation

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” ADOPTION OF THE NASDAQ PROPOSAL UNDER PROPOSAL 3.

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PROPOSAL 4A-4C - THE GOVERNANCE PROPOSAL

Overview

We are asking our stockholders to vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions contained in the Proposed Articles of Association. These proposals are being presented in accordance with SEC guidance and will each be voted upon on an advisory basis. The vote on each of these proposals are not binding on WinVest or our Board.

In the judgment of the Board, these provisions are necessary to adequately address the needs of New WINV. Furthermore, the Business Combination is not conditioned upon the separate approval of the Governance Proposals.

Governance Proposals

The following is a summary of the material differences between our Current Charter and the New Proposed Articles of Association applicable to the Governance Proposals. This summary is qualified by reference to the complete text of the Proposed Articles of Association, a copy of which is attached to this proxy statement/prospectus as Annex B. We urge all stockholders to read the Proposed Articles of Association in their entirety for a more complete description of its terms.

Governance Proposal A — Authorized Shares of Common Stock	The Current Charter authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.0001 per share, and up to 1,000,000 shares of preferred stock, par value $0.0001 per share, whereas the Proposed Articles of Association authorizes (i) an unlimited number of ordinary shares with US$0.0001 par value each (the “Ordinary Shares”); and (ii) 1,000,000 preferred shares of US$0.0001 par value.

Governance Proposal B — Provisions Applicable to Blank Check Companies	Under the Current Charter, Article Sixth sets forth various provisions related to WinVest’s operation as a blank check company prior to the consummation of an initial business combination, whereas the Proposed Articles of Association does not include these blank check company provisions. In addition, the Current Charter provisions requiring that the proceeds from WinVest’s IPO be held in a trust account until a business combination or liquidation of WinVest and the terms governing the consummation of a proposed business combination are not present in the Proposed Articles of Association.

Governance Proposal C — Classified Board	The Current Charter provides that the board of directors of WinVest Board shall be divided into three classes, as nearly equal in number as possible, whereas the Proposed Articles of Association do not provide for a classified Board.

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Reasons for the Governance Proposals

Governance Proposal A — Authorized Shares of Common Stock

The greater number of authorized shares of capital stock is desirable for New WINV to have sufficient shares to issue the Aggregate Merger Consideration in the Business Combination and have enough additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits and to issue upon exercise of warrants.

Governance Proposal B — Provisions Applicable to Blank Check Companies

The elimination of certain provisions related to WinVest’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Articles of Association do not include the requirement to dissolve the Surviving Company after a certain time period and allows it to continue as a corporate entity with perpetual existence following the consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations, and the Board believes it is the most appropriate period for the post-combination company following the Business Combination. In addition, certain other provisions in the Current Charter require that proceeds from WinVest’s IPO be held in the trust account until a business combination or liquidation of WinVest has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Articles of Association.

Governance Proposal C —No Classified Board

With a classified, or staggered, board, the directors are divided into roughly equal classes and are typically elected for three year terms, so that only the directors in each class are up for re-election at the annual meeting, rather than the full board. Some critics say that classified boards are not in the interests of shareholders because the anti-takeover effect of a classified board can entrench management and discourage attractive takeover offers, while also discouraging accountability for the actions of directors. Accordingly, the WinVest Board believes that New WINV will benefit from the removal of the classified board provision from the Proposed Articles of Association.

Vote Required for Approval

The Governance Proposal requires the affirmative vote of a majority of the outstanding shares of WinVest Common Stock. Abstentions will count as votes against the Governance Proposal. The Governance Proposal is a “non-routine” matter and, therefore, there will be no “broker non-votes” for this Proposal.

Board Recommendation

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” ADOPTION OF THE GOVERNANCE PROPOSAL UNDER PROPOSAL 4A-4C.

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PROPOSAL 5 - THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will approve the chairman’s adjournment of the Meeting to a later date to permit further solicitation of proxies or if the WinVest Board determines before the Meeting that it is not necessary or no longer advisable to proceed with the meeting. The Adjournment Proposal will only be presented to our stockholders in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the other proposals.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by our stockholders, the chairman will not adjourn the Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the other proposals.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote by a majority of the votes cast by the stockholders present in person or represented by proxy at the Meeting and entitled to vote thereon. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast on the Adjournment Proposal at the Meeting and will have no effect on the outcome of the vote. The Adjournment Proposal is a “non-routine” matter and, therefore, there will be no “broker non-votes” for this Proposal.

Board Recommendation

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” ADOPTION OF THE ADJOURNMENT PROPOSAL UNDER PROPOSAL 5.

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MATERIAL FEDERAL INCOME TAX CONSIDERATIONS FOR WINVEST

The following is a general discussion of the material U.S. federal income tax consequences (i) of the exercise of redemption rights by U.S. Holders (defined below) of WinVest Common Stock, (ii) of the Reincorporation Merger to U.S. Holders of WinVest Common Stock (excluding any redeemed shares), Rights and Public Warrants (collectively, the “WinVest securities”), (iii) of the Acquisition Merger to U.S. Holders of Xtribe BVI Ordinary Shares and (iv) of the subsequent ownership and disposition of New WINV Ordinary Shares and New WINV Warrants (collectively, the “New WINV securities”) received in the Business Combination by U.S. Holders.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition of New WINV securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state, local, or non-U.S. tax laws, or except as discussed herein, any tax reporting obligations of a holder of WinVest securities or New WINV securities. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other matter discussed below; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold WinVest securities or Xtribe BVI Ordinary Shares and, after the completion of the Business Combination, New WINV securities, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	banks or other financial institutions, underwriters, or insurance companies;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former citizens or long-term residents of the United States;

●	subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

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●	persons who received shares of WinVest Common Stock or Xtribe BVI Ordinary Shares through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

●	except to the limited extent specifically discussed below, persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding WinVest Common Stock or Xtribe BVI Ordinary Shares, or, after the Business Combination, the issued New WINV Ordinary Shares (excluding treasury shares);

●	holders holding WinVest securities or Xtribe BVI Ordinary Shares, or, after the Business Combination, New WINV securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction;

●	controlled foreign corporations, PFICs, or foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation section 1.367(b)-3(b)(1)(ii); or

●	the Sponsor or any of its affiliates.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of WinVest securities or Xtribe BVI Ordinary Shares, and, after the Business Combination, New WINV securities received in the Business Combination, that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds WinVest securities or Xtribe BVI Ordinary Shares, and, after the completion of the Business Combination, New WINV securities received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of New WINV securities received in the Business Combination.

Because the WinVest Units will be separated into their component parts immediately prior to the consummation of the Business Combination, a beneficial owner of a WinVest Unit should be treated as the owner of the underlying component WinVest securities for U.S. federal income tax purposes. The discussion below with respect to WinVest securities should also apply to holders of WinVest Units (as the deemed owner of the underlying component WinVest securities).

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF WINVEST SECURITIES OR XTRIBE BVI ORDINARY SHARES AND, AFTER THE BUSINESS COMBINATION, NEW WINV SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS OF WINVEST SECURITIES OR XTRIBE BVI ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF NEW WINV SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

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U.S. Federal Income Tax Considerations of Exercising Redemption Rights

In the event that a U.S. Holder elects to redeem its WinVest Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the WinVest Common Stock under Section 302 of the Code. If the redemption qualifies as a sale or exchange of the WinVest Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the WinVest Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the WinVest Common Stock redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

If the redemption does not qualify as a sale or exchange of WinVest Common Stock, the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from WinVest’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the WinVest Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the ordinary shares. Dividends paid to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the WinVest Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of shares of WinVest Common Stock treated as held by the U.S. Holder (including any WinVest Common Stock constructively owned by the U.S. Holder as a result of owning Rights and Public Warrants) relative to all of the shares of WinVest Common Stock outstanding both before and after the redemption. The redemption of WinVest Common Stock generally will be treated as a sale or exchange of the WinVest Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in WinVest or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only WinVest Common Stock actually owned by the U.S. Holder, but also shares of WinVest Common Stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include WinVest Common Stock which could be acquired pursuant to the exercise of the Rights and Public Warrants. In order to meet the substantially disproportionate test, the percentage of WinVest’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of the WinVest Common Stock must, among other requirements, be less than 80% of the percentage of WinVest’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the WinVest Common Stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the WinVest Common Stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other WinVest Common Stock. The redemption of the WinVest Common Stock will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in WinVest Common Stock owned directly and constructively by that U.S. Holder. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in WinVest will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

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If none of the foregoing tests are satisfied with respect to a U.S. Holder, then the redemption will be treated as a corporate distribution to that U.S. Holder. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining WinVest Common Stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Rights and Public Warrants or possibly in other WinVest Common Stock constructively owned by it.

U.S. Federal Income Tax Consequences of the Reincorporation Merger

Tax Treatment of Reincorporation Merger

The Reincorporation Merger is intended to qualify as an “F reorganization” pursuant to Section 368(a) of the Code. The Reincorporation Merger will only qualify as an “F reorganization” if New WINV is treated as a U.S. corporation for U.S. federal income tax purposes as discussed below under “Tax Residence of New WINV for U.S. Federal Income Tax Purposes.” Although it is not entirely clear, New WINV intends to take the position, and the following discussion assumes, that Section 7874 of the Code will apply to treat New WINV as a U.S. corporation for U.S. federal income tax purposes. Accordingly, a U.S. holder that is deemed to exchange WinVest securities (as a Delaware corporation) for New WINV securities (as continued to the British Virgin Islands) following the Reincorporation Merger in pursuance of the plan of reorganization should not recognize capital gain or loss on the deemed exchange. Each such U.S. holder will have the same aggregate basis in its New WINV securities after the Reincorporation Merger as such U.S. holder had in the corresponding WinVest securities immediately prior to the Reincorporation Merger. Such U.S. holder’s holding period in the New WINV securities immediately following the Reincorporation Merger will include such U.S. holder’s holding period in the corresponding WinVest securities immediately prior to the Reincorporation Merger. All U.S. holders of WinVest securities are urged to consult their tax advisers with respect to the potential tax consequences to them of the Reincorporation Merger.

Tax Residence of New WINV for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation generally will be considered to be resident for U.S. federal income tax purposes in its place of organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, New WINV, which is a British Virgin Islands business company, would generally be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident). Section 7874 of the Code and the regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. Although New WINV is incorporated under the laws of the British Virgin Islands, we expect that New WINV should be taxed as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, and that New WINV would be liable for U.S. federal income tax on its income like any other U.S. corporation, and certain distributions made by New WINV to Non-U.S. Holders of New WINV securities would be subject to U.S. withholding tax.

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Under section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, be a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation, (2) the non-U.S. corporation’s expanded affiliated group does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities (the “substantial business activities test”), and (3) the shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the stock of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation, as determined under complex share ownership rules described below, which are uncertain in their application in many circumstances and are intended to increase the percentage ownership for these purposes (the “Ownership Test”). For this purpose, “expanded affiliated group” generally means the foreign acquiring corporation and all subsidiary corporations in which such foreign corporation owns, directly or indirectly, more than 50% of the stock (by vote and value) after the foreign acquiring corporation’s acquisition of the assets of the U.S. corporation.

In the Reincorporation Merger, New WINV will directly acquire all of WinVest’s assets through WinVest merging with and into New WINV, with New WINV remaining as the surviving publicly traded entity. As a result, the determination of whether New WINV will be treated as a U.S. corporation for U.S. federal income tax purposes will depend on the application of the substantial business activities test and the Ownership Test.

New WINV is not expected to satisfy the substantial business activities test based on its activities in the British Virgin Islands after the completion of the Reincorporation Merger. Accordingly, New WINV must determine whether the Ownership Test has been met.

Based on the complex rules for determining share ownership under Section 7874 of the Code and Treasury Regulations promulgated thereunder and certain factual assumptions, former WinVest stockholders are expected to be treated as holding more than 80% (by both vote and value) of New WINV stock by reason of their former ownership of WinVest common stock for these purposes. Therefore, New WINV is expected to satisfy the Ownership Test, and New WINV is expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

New WINV intends to take the position, and the following discussion assumes, that Section 7874 of the Code applies to treat New WINV as a U.S. corporation for all purposes under the Code. If that were deemed to not be the case because the Acquisition Merger is integrated with the Reincorporation Merger for purposes of the Ownership Test or for some other reason (e.g., future repeal of Section 7874 of the Code), then New WINV would not be treated as a U.S. corporation under the Code and the U.S. federal income tax consequences described herein for U.S. Holders could be materially and adversely affected.

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MATERIAL FEDERAL INCOME TAX CONSIDERATIONS FOR XTRIBE

U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders of Xtribe BVI Ordinary Shares

If the Acquisition Merger Qualifies as a Reorganization

General U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of the Acquisition Merger to U.S. Holders will depend primarily on whether the Acquisition Merger qualifies as a reorganization within the meaning of Section 368 of the Code (a “Reorganization”). The Acquisition Merger is intended to qualify as a Reorganization. The rules under Section 368 of the Code, however, are complex and there is limited guidance as to their application in the context of a transaction or series of transactions like those contemplated by the Business Combination. Accordingly, the qualification of the Acquisition Merger as a Reorganization is not entirely clear. U.S. Holders should be aware that Xtribe BVI has not requested and, following the Acquisition Merger, New WINV does not intend to request a ruling from the IRS with respect to the U.S. federal income tax treatment of the Acquisition Merger. There can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.

If the Acquisition Merger qualifies as a Reorganization and subject to the discussion below regarding the effect of Section 367 of the Code, a U.S. Holder that exchanges its Xtribe BVI Ordinary Shares pursuant to the Acquisition Merger should not recognize gain or loss on the exchange of Xtribe BVI Ordinary Shares for New WINV Ordinary Shares. The aggregate adjusted tax basis of a U.S. Holder in the New WINV Ordinary Shares received as a result of the Acquisition Merger should equal the aggregate adjusted tax basis of the Xtribe BVI Ordinary Shares surrendered in the exchange, increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below). A U.S. Holder’s holding period for the New WINV Ordinary Shares received in the exchange should include the holding period for the Xtribe BVI Ordinary Shares surrendered in the exchange.

Effect of Section 367 of the Code to U.S. Holders of Xtribe BVI Ordinary Shares

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including the Acquisition Merger of a foreign corporation in a transaction that qualifies as a Reorganization. When it applies, Section 367 imposes U.S. federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) generally will apply to U.S. Holders that exchange Xtribe BVI Ordinary Shares for New WINV Ordinary Shares as part of the Acquisition Merger. Because the Acquisition Merger will occur immediately prior to the redemption of holders that exercise redemption rights with respect to Xtribe BVI Ordinary Shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Acquisition Merger.

A. U.S. Holders Who Own 10 Percent or More of the Voting Power or Value of Xtribe BVI

A U.S. Holder that on the day of the Acquisition Merger beneficially owns (directly, indirectly or constructively) (i) ten percent (10%) or more of the total combined voting power of all classes of Xtribe BVI stock entitled to vote or (ii) ten percent (10%) or more of the total value of shares of all classes of Xtribe BVI stock (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the Xtribe BVI Ordinary Shares it directly owns, within the meaning of Treasury Regulation Section 1.367(b)-2(d). Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of Xtribe BVI Ordinary Shares entitled to vote or 10% or more of the total value of shares of all classes of Xtribe BVI Ordinary Shares for U.S. federal income tax purposes, and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

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A U.S. Shareholder’s earnings and profits amount with respect to its Xtribe BVI Ordinary Shares is the net positive earnings and profits of the corporation (as determined under Treasury Regulation Section 1.367(b)-2(d)(2)) attributable to the Xtribe BVI Ordinary Shares (as determined under Treasury Regulation Section 1.367(b)-2(d)(3)), but without regard to any gain that would be realized on a sale or exchange of such Xtribe BVI Ordinary Shares.

Accordingly, under Treasury Regulation Section 1.367(b)-3(b)(3), a U.S. Shareholder will be required to include in income as a deemed dividend the earnings and profits amount (as defined in Treasury Regulation Section 1.367(b)-2(d)) with respect to its Xtribe BVI Ordinary Shares as a result of the Acquisition Merger. Any such U.S. Shareholder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code.

B.  U.S. Holders Who Own Less Than 10 Percent of the Voting Power and Value of Xtribe BVI

A U.S. Holder that on the day of the Acquisition Merger beneficially owns (directly, indirectly or constructively) Xtribe BVI Ordinary Shares with a fair market value of $50,000 or more but less than (i) ten percent (10%) of the total combined voting power of all classes of Xtribe BVI stock entitled to vote and (ii) ten percent (10%) of the total value of shares of all classes of Xtribe BVI stock must either recognize gain with respect to the Acquisition Merger or, in the alternative, elect to recognize the “all earnings and profits” amount, in each case as described below.

Unless a U.S. Holder makes the “all earnings and profits election” as described below, such holder generally must recognize gain (but not loss) with respect to New WINV Ordinary Shares received in exchange for its Xtribe BVI Ordinary Shares pursuant to the Acquisition Merger. Any such gain would be equal to the excess of the fair market value of such New WINV Ordinary Shares received over the U.S. Holder’s adjusted tax basis in the Xtribe BVI Ordinary Shares surrendered in exchange therefor. Such gain would be capital gain, and should be long-term capital gain if the U.S. Holder held the Xtribe BVI Ordinary Shares for longer than one year.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the earnings and profits amount attributable to its Xtribe BVI Ordinary Shares under Section 367(b). There are, however, strict conditions for making this election, as enumerated in the Treasury regulations. U.S. Holders are strongly urged to consult with their own tax advisors regarding whether to make this election and if the election is determined to be advisable, the appropriate filing requirements with respect to this election.

A U.S. Holder (who is not a U.S. Shareholder) that beneficially owns (directly, indirectly or constructively) Xtribe BVI Ordinary Shares with a fair market value of less than $50,000 would not be required to recognize any gain or loss or include any part of the earnings and profits amount in income under Section 367(b) of the Code in connection with the Acquisition Merger, for federal income tax purposes.

If the Acquisition Merger Does Not Qualify as a Reorganization

If the Acquisition Merger fails to qualify as a Reorganization, a U.S. Holder that exchanges its Xtribe BVI Ordinary Shares for New WINV Ordinary Shares in the Acquisition Merger will recognize gain or loss equal to the difference between (i) fair market value of the New WINV Ordinary Shares received and (ii) the U.S. Holder’s adjusted tax basis in the Xtribe BVI Ordinary Shares exchanged therefor. A U.S. Holder’s aggregate tax basis in the New WINV Ordinary Shares received will be the fair market value of the New WINV Ordinary Shares on the date of the Acquisition Merger. The U.S. Holder’s holding period for the New WINV Ordinary Shares received pursuant to the Acquisition Merger will begin on the day after the date of the Acquisition Merger.

Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the Xtribe BVI Ordinary Shares exceeds one year at the time of the Acquisition Merger. Long-term capital gains recognized by non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of Xtribe BVI Ordinary Shares for New WINV Ordinary Shares pursuant to the Acquisition Merger, the qualification of the Acquisition Merger as a Reorganization, and the application of Section 367(b) to the Acquisition Merger.

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U.S. Federal Income Tax Consequences of Ownership and Disposition of New WINV Securities

U.S. Federal Income Tax Consequences to U.S. Holders

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of New WINV securities to U.S. Holders who receive such New WINV securities pursuant to the Business Combination.

Distribution on New WINV Ordinary Shares

The gross amount of any distribution on New WINV Ordinary Shares that is made out of New WINV’s current and accumulated profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will qualify for a dividends received deduction (pursuant to which a portion of the dividend may be deducted) if the requisite holding period is satisfied. Subject to applicable requirements and limitations, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the preferential tax rate accorded to long-term capital gains.

Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation applicable to qualified dividends. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

To the extent that the amount of any distribution made by New WINV on the New WINV Ordinary Shares exceeds New WINV’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction (but not below zero) in the adjusted basis of the U.S. Holder’s New WINV Ordinary Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of New WINV Securities.” However, New WINV may not calculate earnings and profits in accordance with U.S. federal income tax principles. In such event, a U.S. Holder should expect to generally treat distributions New WINV makes as dividends.

Sale, Exchange, Redemption or Other Taxable Disposition of New WINV Securities

A U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of New WINV Ordinary Shares in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such New WINV Ordinary Shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of New WINV Ordinary Shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the New WINV Ordinary Shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its New WINV Ordinary Shares so disposed of. A U.S. Holder’s adjusted tax basis in its shares of New WINV securities will generally equal the U.S. Holder’s acquisition cost for such shares (or, in the case of New WINV Ordinary Shares received upon exercise of a warrant, the U.S. Holder’s initial basis for such New WINV Ordinary Shares, as discussed below), less any prior distributions treated as a return of capital. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible for reduced rates of tax. If the U.S. Holder’s holding period for the New WINV securities so disposed of is one year or less, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

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Exercise or Lapse of a New WINV Warrant

Except as discussed below with respect to the cashless exercise of a New WINV Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a New WINV ordinary share on the exercise of a New WINV Warrant for cash. A U.S. Holder’s tax basis in a New WINV ordinary share received upon exercise of the New WINV Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the New WINV Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a New WINV ordinary share received upon exercise of the New WINV Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the New WINV Warrants and will not include the period during which the U.S. Holder held the New WINV Warrants. If a New WINV Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the New WINV Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the New WINV Ordinary Shares received would equal the holder’s basis in the New WINV Warrant. If the cashless exercise were treated as not being a gain recognition event, a U.S. Holder’s holding period in the New WINV Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the New WINV Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the New WINV ordinary share would include the holding period of the New WINV Warrant.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised New WINV Warrants treated as surrendered to pay the exercise price of the New WINV Warrants (the “surrendered warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the New WINV Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the New WINV Warrants and (ii) the sum of the U.S. Holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. Holder’s tax basis in the New WINV Ordinary Shares received would equal the U.S. Holder’s tax basis in the New WINV Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. Holder’s holding period for the New WINV Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the New WINV Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Distributions on New WINV Ordinary Shares

Distributions of cash or property to a Non-U.S. Holder in respect of New WINV Ordinary Shares will generally constitute dividends for U.S. federal income tax purposes to the extent paid from New WINV’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds New WINV’s current and accumulated earnings and profits, the excess will generally be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in the New WINV Ordinary Shares. Any remaining excess will be treated as capital gain and will be treated as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of New WINV Securities.”

Dividends paid to a Non-U.S. Holder of New WINV Ordinary Shares generally will be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate as described below. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (generally by providing an IRS FormW-8ECI). Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

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A Non-U.S. Holder of New WINV Ordinary Shares who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS FormW-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the New WINV Ordinary Shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury Regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of New WINV Ordinary Shares eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Sale, Exchange, Redemption or Other Taxable Disposition of New WINV Securities

In general, a Non-U.S. Holder will not be subject to U.S. federal income or, subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” withholding tax on any gain realized upon the sale or other disposition of New WINV Ordinary Shares unless:

●	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-U.S. Holder;

●	the Non-U.S. Holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

●	New WINV is or has been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and either (A) New WINV Ordinary Shares are not considered to be regularly traded on an established securities market or (B) such Non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period more than 5% of the outstanding New WINV Ordinary Shares. New WINV believes that New WINV currently is not, and New WINV does not anticipate becoming, a USRPHC.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the Non-U.S. Holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual Non-U.S. Holder who is subject to U.S. federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of sale or other disposition of WinVest’s securities will generally be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Exercise or Lapse of a New WINV Warrant

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a New WINV Warrant, or the lapse of a New WINV Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “— U.S. Federal Income Tax Consequences to U.S. Holders — Exercise or Lapse of a New WINV Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described under “— Sale, Exchange, Redemption or Other Taxable Disposition of New WINV Securities,” above for a Non-U.S. Holder’s gain on the sale or other disposition of New WINV securities.

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Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders of New WINV Ordinary Shares (including constructive dividends), and the proceeds received on the disposition of New WINV Ordinary Shares effected within the United States (and, in certain cases, outside the United States), other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a Non-U.S. Holder will generally be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished by such Non-U.S. Holder to the IRS in a timely manner.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including New WINV securities) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which New WINV securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, New WINV securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of New WINV Ordinary Shares. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including New WINV securities), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in New WINV securities.

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British Virgin Islands Taxation

The Government of the British Virgin Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon our Company or our security holders who are not tax resident in the British Virgin Islands.

Our company and all distributions, interest and other amounts paid by our company to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the shares in our company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of our company.

Except to the extent that we have any interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of the shares, debt obligations or other securities of our company and all instruments relating to other transactions relating to the business of our company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to our company or our security holders.

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INFORMATION ABOUT WINVEST

Overview

WinVest is a blank check company formed under the laws of the State of Delaware on March 1, 2021. WinVest was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as the initial business combination. WinVest’s search was initially focused on creating a scalable digital financial media and investing platform. However, WinVest may pursue an acquisition opportunity in any industry or sector. WinVest has neither engaged in any operations nor generated any revenue to date. Based on WinVest’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash and marketable securities.

On September 17, 2021, WinVest consummated its Initial Public Offering of 10,000,000 WinVest Units. Each WinVest Unit consists of one share of WinVest Common Stock, one Public Warrant, with each Public Warrant entitling the holder thereof to purchase one-half (1/2) of one share of WinVest Common Stock at an exercise price of $11.50 per whole share, subject to adjustment, and one Right, with each Right entitling the holder thereof to receive one-fifteenth (1/15) of one share of WinVest Common Stock upon the consummation by WinVest of an initial business combination. The WinVest Units were sold at an offering price of $10.00 per WinVest Unit, generating gross proceeds of $100,000,000 (before underwriting discounts and commissions and offering expenses).

Simultaneously with the consummation of the Initial Public Offering and the issuance and sale of the WinVest Units, WinVest completed the private sale of 10,000,000 Private Placement Warrants at a price of $0.50 per Private Placement Warrant to the Sponsor, generating gross proceeds of $5,000,000. Each Private Placement Warrant entitles the holder to purchase one-half of one share of WinVest Common Stock at a price of $11.50 per whole share, subject to adjustment. The Private Placement Warrants are identical to the Public Warrants.

On September 23, 2021, WinVest’s underwriters fully exercised their over-allotment option and purchased an additional 1,500,000 Over-Allotment Units, generating gross proceeds of $15,000,000 on September 27, 2021. Simultaneously with the sale of Over-Allotment Units, WinVest completed the private sale of 900,000 Additional Private Placement Warrants to the Sponsor at a purchase price of $0.50 per Private Placement Warrants, generating gross proceeds of $450,000.

WinVest’s amended and restated certificate of incorporation (as amended, the “Certificate of Incorporation”) provided it until December 17, 2022 to complete an initial business combination; provided, however, that if it anticipated it may not be able to consummate an initial business combination by December 17, 2022, WinVest, by resolution of the WinVest Board if requested by the Sponsor, could extend the period of time to consummate an initial business combination up to two times, each by an additional three months (up until June 17, 2023), subject to the deposit of additional funds into the Trust Account by the Sponsor or its affiliates or designees.

On November 30, 2022, WinVest held a special meeting of stockholders (the “November 2022 Extension Meeting”) to, among other things, approve an amendment to its Certificate of Incorporation to extend the date by which it must consummate an initial business combination (the “Termination Date”) from December 17, 2022 to January 17, 2023, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2023, by resolution of the WinVest Board, if requested by the Sponsor, until June 17, 2023, by causing $125,000 to be deposited into the Trust Account for each such extension (the “November 2022 Extension Amendment”). The stockholders approved the November 2022 Extension Amendment at the November 2022 Extension Meeting. In connection with the vote to approve the November 2022 Extension Amendment, the holders of 9,606,887 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.20 per share, for an aggregate redemption amount of approximately $98.0 million.

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On June 12, 2023, WinVest held a second special meeting of stockholders (the “June 2023 Extension Meeting”), at which the stockholders approved, among other things, (i) an amendment to WinVest’s Certificate of Incorporation (the “June 2023 Extension Amendment”) to extend the Termination Date from June 17, 2023 to July 17, 2023, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month after July 17, 2023, by resolution of its board of directors, if requested by the Sponsor, until December 17, 2023, by causing $65,000 to be deposited into the Trust Account for each such extension, and (ii) an amendment (the “Redemption Limitation Amendment”) to eliminate from the Certificate of Incorporation the limitation that WinVest may not consummate any business combination unless it has net tangible assets of at least $5,000,001 upon consummation of such business combination. The stockholders approved the June 2023 Extension Amendment at the June 2023 Extension Meeting. In connection with the vote to approve the June 2023 Extension Amendment, the holders of 627,684 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of $6,721,794.56.

On November 30, 2023, WinVest held a third special meeting of stockholders (the “November 2023 Extension Meeting”), at which the stockholders approved, among other things, an amendment to WinVest’s Certificate of Incorporation (the “November 2023 Extension Amendment”) to extend the Termination Date from December 17, 2023 to January 17, 2024, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2024, by resolution of the WinVest Board, if requested by the Sponsor, until June 17, 2024, by causing $55,000 to be deposited into the Trust Account for each such extension. The stockholders approved the November 2023 Extension Amendment at the November 2023 Extension Meeting. In connection with the vote to approve the November 2023 Extension Amendment, the holders of 122,306 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.81 per share, for an aggregate redemption amount of $1,322,518.

On June 3, 2024, WinVest held a fourth special meeting of stockholders (the “June 2024 Extension Meeting,” and together with the November 2022 Extension Meeting, the July 2023 Extension Meeting and the November 2023 Extension Meeting, the “Extension Meetings”), at which the stockholders approved, among other things, an amendment to WinVest’s Certificate of Incorporation (the “June 2024 Extension Amendment,” and together with the November 2022 Extension Amendment, the June 2023 Extension Amendment and the November 2023 Extension Amendment, the “Extension Amendments”) to extend the Termination Date from June 17, 2024 to July 17, 2024, and to allow WinVest, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after July 17, 2024, by resolution of the WinVest Board, if requested by the Sponsor, until December 17, 2024, by causing $30,000 to be deposited into the Trust Account for each such extension. The stockholders approved the June 2024 Extension Amendment at the June 2024 Extension Meeting. In connection with the vote to approve the June 2024 Extension Amendment, the holders of 650,790 shares of Public Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $11.32 per share, for an aggregate redemption amount of $7,367,203.65. Following such redemptions, approximately $5,573,406.91 was left in the Trust Account and 492,333 shares of Public Stock remained outstanding.

Following the closing of WinVest’s Initial Public Offering (including the over-allotment option), a total of $116,150,000 ($10.10 per Unit) of the net proceeds from the Initial Public Offering and the Private Placement were placed in the Trust Account. The proceeds held in the Trust Account are held in money market funds. Following the Extension Meetings, as of         , 2024, funds in the Trust Account totaled $        . These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, or up to $100,000 to pay dissolution expenses until the earliest of (1) the completion of an initial business combination (including the Closing), (2) the redemption of any shares of Public Stock properly tendered in connection with a stockholder vote to amend the Current Charter (a) to modify the substance or timing of WinVest’s obligation to redeem 100% of WinVest’s outstanding Public Stock if it does not complete an initial business combination by the Termination Date or (b) with respect to any other material provisions of the Current Charter relating to stockholders’ rights or pre-initial business combination activity which adversely affects the rights of holders of WinVest’s Public Stock and (3) the redemption of 100% of WinVest’s outstanding Public Stock if WinVest is unable to complete an initial business combination by the Termination Date (or if such date is further extended at a duly called special meeting, such later date), subject to applicable law.

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Effecting WinVest’s Initial Business Combination

Fair Market Value of Target Business

Pursuant to Nasdaq listing rules, WinVest’s initial business combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust Account (excluding any deferred underwriting discounts and commissions and taxes payable on the income earned on the Trust Account), which we refer to as the 80% test, at the time of the execution of a definitive agreement for the initial business combination. WinVest’s board of directors determined that this test was met in connection with the proposed Business Combination.

Stockholder Approval of Business Combination

WinVest is seeking stockholder approval of the Business Combination at the Meeting, at which stockholders may elect to redeem their shares, regardless of if or how they vote on the Business Combination Proposal, into their pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to WinVest (net of taxes payable). WinVest will consummate the Business Combination only if the combined company has net tangible assets of at least $5,000,001 upon such consummation, the Closing WinVest Cash is at least $15,000,000 and the Condition Precedent Proposals are approved.

WinVest’s Initial Shareholders have agreed, among other things, (1) to vote any shares of Common Stock owned by them in favor of any proposed business combination, (2) not to redeem any shares of Common Stock in connection with a stockholder vote to approve a proposed initial business combination and (3) not to sell any shares of WinVest Common Stock in any tender in connection with a proposed initial business combination. As of the date of this proxy statement/prospectus, WinVest’s Initial Shareholders own 85.4% of the issued and outstanding shares of WinVest Common Stock. Accordingly, WinVest does not need any additional shares of its Public Stock to be voted in favor of the Business Combination in order for the Business Combination to be approved.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding WinVest or its securities, the Sponsor and WinVest’s officers, directors or their affiliates may purchase shares of Public Stock from institutional and other investors who vote, or indicate an intention to vote, against either of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Public Stock or vote their Public Stock in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or WinVest’s officers or directors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfying the requirement that (a) holders of a majority of outstanding shares of WinVest’s Common Stock vote in favor of the Reincorporation Merger Proposal and the Governance Proposal, (b) holders of a majority of the outstanding shares of WinVest Common Stock present in person or represented by proxy and entitled to vote at the Meeting approve the Business Combination Proposal, and (c) holders of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Meeting, vote in favor of the Nasdaq Proposal and the Adjournment Proposal, (2) limiting the number of shares of public stock that are redeemed and (3) ensuring that the combined company has net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of at least $5,000,001.

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Liquidation if No Business Combination

If WinVest does not complete the Business Combination with Xtribe or another business combination by the Termination Date (as such date may be extended pursuant to the terms of WinVest’s Certificate of Incorporation), WinVest will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of its outstanding public stock for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay its dissolution expenses) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. At such time, the Rights and Warrants will expire and holders of Rights or Warrants will receive nothing upon a liquidation with respect to such Rights or Warrants, and the Rights and Warrants will be worthless.

Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of WinVest’s Trust Account distributed to its Public Stockholders upon the redemption of 100% of its outstanding Public Stock in the event it does not complete an initial business combination within the required time period may be considered a liquidation distribution under Delaware law. If WinVest complies with certain procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any redemptions are made to stockholders, any liability of stockholders with respect to a redemption is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of WinVest’s Trust Account distributed to its Public Stockholders upon the redemption of 100% of its outstanding Public Stock in the event WinVest does not complete its initial business combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the Delaware General Corporation Law, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution. It is WinVest’s intention to redeem its Public Stock as soon as reasonably possible following the Termination Date (as may be extended), and, therefore, WinVest does not intend to comply with the above procedures. As such, its stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of such date.

Because WinVest will not be complying with Section 280 of the Delaware General Corporation Law, Section 281(b) of the Delaware General Corporation Law requires it to adopt a plan, based on facts known to it at such time, that will provide for the payment of all existing and pending claims or claims that may be potentially brought against WinVest within the subsequent 10 years. However, because WinVest is a blank check company, rather than an operating company, and its operations are limited to seeking to complete an initial business combination, the only likely claims to arise would be from vendors (such as lawyers, investment bankers, etc.), prospective target businesses or potentially claims related to the 1% Excise Tax under the Inflation Reduction Act of 2022.

WinVest has agreed to have any prospective target businesses, and use its best efforts to have all other third parties, enter into valid and enforceable agreements with WinVest waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account. As a result, the claims that could be made against WinVest will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the Trust Account. WinVest therefore believes that any necessary provision for creditors will be reduced and should not have a significant impact on its ability to distribute the funds in the Trust Account to its Public Stockholders. Nevertheless, there is no guarantee that third parties and service providers will execute such agreements. In the event that a potential contracted party was to refuse to execute such a waiver, WinVest would execute an agreement with that entity only if its management first determined that it would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to execute such a waiver. Examples of instances where WinVest may engage a third party that refused to execute a waiver would be the engagement of a third party consultant who cannot sign such an agreement due to regulatory restrictions, such as its auditors, who are unable to sign due to independence requirements, or whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver, or a situation in which management does not believe it would be able to find a provider of required services willing to provide the waiver. There is also no guarantee that, even if they execute such agreements with WinVest, such third parties will not seek recourse against the Trust Account.

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The Sponsor has agreed that it will be liable to WinVest if and to the extent any claims by third parties for services rendered or products sold to WinVest, or a prospective target business with which WinVest has discussed entering into a transaction agreement, or any reductions in the value of the trust assets, reduce the amount of funds in the Trust Account to below $10.10 per share of Public Stock, except as to any claims by a third party who executed a valid and enforceable agreement with WinVest waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under WinVest’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, the Sponsor may not be able to satisfy its indemnification obligations, as WinVest has not required the Sponsor to retain any assets to provide for its indemnification obligations, nor has WinVest taken any further steps to ensure that the Sponsor will be able to satisfy any indemnification obligations that arise. Moreover, the Sponsor will not be liable to WinVest’s Public Stockholders and instead will only have liability to WinVest. As a result, if WinVest liquidates, the per-share distribution from the Trust Account could be less than approximately $10.10 due to claims or potential claims of creditors. WinVest will distribute to all of its Public Stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount then held in the Trust Account, inclusive of any interest not previously released to WinVest to pay income taxes (less any taxes payable and up to $100,000 of interest to pay dissolution expenses), subject to its obligations under Delaware law to provide for claims of creditors as described below.

If WinVest is unable to consummate an initial business combination and is forced to redeem 100% of its outstanding Public Stock for a portion of the funds held in the Trust Account, it anticipates notifying the trustee of the Trust Account to begin liquidating such assets promptly after such date and anticipates it will take no more than 10 business days to effectuate the redemption of the Public Stock. WinVest’s Initial Shareholders have waived their rights to participate in any redemption with respect to their Founder Shares. However, if an Initial Shareholder owns any shares of Public Stock, it will be entitled to liquidating distributions from the Trust Account with respect to such shares of Public Stock if WinVest fails to complete its initial business combination within the allotted time period. WinVest will pay the costs of any subsequent liquidation from its remaining assets outside of the Trust Account and from up to $100,000 of interest income on the balance of the Trust Account (net of income and other tax obligations) that may be released to it to pay for dissolution expenses. If such funds are insufficient, the Sponsor has agreed to pay the funds necessary to complete such liquidation and has agreed not to seek repayment of such expenses. Each holder of Public Stock will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to WinVest (less any taxes payable and up to $100,000 of interest to pay dissolution expenses). The proceeds deposited in the Trust Account could, however, become subject to claims of WinVest’s creditors that are in preference to the claims of its Public Stockholders.

WinVest’s public stockholders will be entitled to receive funds from the Trust Account only (i) in the event of WinVest’s failure to complete an initial business combination in the required time period or (ii) if such stockholders seek to redeem their respective shares of WinVest Common Stock (a) upon WinVest’s completion of a business combination or (b) in connection with a vote seeking to amend any material provisions of its Certificate of Incorporation relating to stockholders’ rights or pre-initial business combination activity (including the substance or timing of WinVest’s obligation to redeem 100% of WinVest’s outstanding Public Stock if it does not complete an initial business combination by the Termination Date). In no other circumstances will WinVest’s stockholder have any right or interest of any kind to or in the Trust Account. Holders of Rights and Public Warrants will not have any right to the proceeds held in the Trust Account with respect to such Rights or Public Warrants.

If WinVest is forced to file a bankruptcy petition or an involuntary bankruptcy petition is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in WinVest’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per share redemption amount received by Public Stockholders may be less than $10.10. See “Risk Factors - Risks Related to WinVest’s Business and the Business Combination - If third parties bring claims against us, the proceeds held in trust could be reduced and the per share liquidation price received by WinVest’s Public Stockholders may be less than $10.10 per share (which was the amount per share initially placed in the Trust Account).

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If, after WinVest distributes the proceeds in the Trust Account to its Public Stockholders, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by WinVest’s stockholders. In addition, WinVest’s board of directors may be viewed as having breached its fiduciary duty to WinVest’s creditors and/or having acted in bad faith, thereby exposing itself and WinVest to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors. WinVest cannot assure you that claims will not be brought against it for these reasons. See “Risk Factors – Risks Related to WinVest’s Business and the Business Combination – Any distributions received by WinVest stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, WinVest was unable to pay its debts as they fell due in the ordinary course of business.”

The Sponsor and WinVest’s Initial Shareholders have agreed, pursuant to a written agreement with WinVest, that they will not propose any amendment to WinVest’s Certificate of Incorporation (A) to modify the substance or timing of WinVest’s obligation to redeem 100% of its outstanding Public Stock if WinVest does not complete an initial business combination within the required time period set forth in its Certificate of Incorporation or (B) with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity, unless WinVest provides its Public Stockholders with the opportunity to redeem their shares of Public Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to WinVest to pay WinVest’s income tax or other tax obligations, divided by the number of then outstanding shares of Public Stock.

Facilities

WinVest currently maintains its principal executive offices at 125 Cambridgepark Drive, Suite 301, Cambridge, Massachusetts 02140, pursuant to an agreement with the Sponsor. The cost for this space is included in the aggregate $10,000 per month fee WinVest pays to the Sponsor for office space, utilities and secretarial and administrative support services. WinVest believes, based on rents and fees for similar services, that the fee charged by the Sponsor is at least as favorable as it could have obtained from an unaffiliated entity. WinVest considers its current office space, combined with the other office space otherwise available to its executive officers, adequate for its current operations.

Upon consummation of the Business Combination, the principal executive offices of the combined company will be located at 37-38 Long Acre, London WC2E 9JT, United Kingdom.

Employees

WinVest has two executive officers, Manish Jhunjhunwala as its Chief Executive Officer and Chief Financial Officer and Mark Madden as its Chief Strategy Officer. These individuals are not obligated to devote any specific number of hours to WinVest’s matters and intend to devote only as much time as they deem necessary to WinVest’s affairs. The amount of time they will devote in any time period will vary based on the stage of the business combination process WinVest is in. WinVest presently expects its executive officers to devote such amount of time as they reasonably believe is necessary to its business. WinVest does not intend to have any full-time employees prior to the consummation of the initial business combination.

Competition

If WinVest succeeds in effecting the Business Combination, there will be, in all likelihood, significant competition from New WINV’s competitors. WinVest cannot assure you that, subsequent to the Business Combination, New WINV will have the resources or ability to compete effectively. Information regarding Xtribe’s competition is set forth in the sections titled “Information about Xtribe - Competition.”

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Current Directors and Executive Officers

WinVest’s executive officers and directors are as follows:

Name	Age	Position
Manish Jhunjhunwala	47	Chief Executive Officer, Chief Financial Officer and Director
Mark H. Madden	67	Chief Strategy Officer and Director
Alok R. Prasad	57	Head of Growth and Director
Lawrence S. Kramer	74	Director
Edward J. McGowan	54	Director
Dr. Alex Pentland	73	Director
Martin Schmidt	64	Director

Manish Jhunjhunwala

Mr. Jhunjhunwala, one of WinVest’s founders, has served as WinVest’s Chief Executive Officer, Chief Financial Officer and director since March 2021. Mr. Jhunjhunwala has served as Chief Executive Officer for Insight Guru Inc. (“Trefis”) since co-founding the company in 2009. In this role, Mr. Jhunjhunwala is responsible for all strategic initiatives and operations of Trefis and was the visionary behind its creation and implementation. He oversees the teams responsible for the development of www.Trefis.com, and the proprietary underlying technologies and systems. He has led multiple successful capital raise efforts and has established key partnerships and distribution initiatives across various business and financial services industries, including partnerships with financial media, major investment banks, research houses, online brokerages, strategy consulting firms, and other Fortune 500 companies. Prior to co-founding Trefis, Mr. Jhunjhunwala worked as a consultant at McKinsey & Company. He received an MBA and PhD from Massachusetts Institute of Technology, completing his doctoral thesis focused on the physics, engineering and design of complex microscale systems. He received his undergraduate degree from the Indian Institute of Technology. WinVest believes Mr. Jhunjhunwala’s leadership and entrepreneurial experience together with his technological expertise makes him well-qualified to serve on its board of directors.

Mark H. Madden

Mr. Madden has served as WinVest’s Chief Strategy Officer since May 2021, and he has served as a director since September 14, 2021. He is a corporate finance professional with decades of experience managing multi-billion dollar investment portfolios with holdings in over 35 countries globally, and he has led teams in structuring, launching and building investment management businesses. Since 2012, he has served as the Managing Partner of Covenant Advisors LLC, an investment firm. Since June 2018, he has served as the Treasurer, Corporate Secretary and member, and more recently as Chair, of the board of directors of Clozex Medical, Inc., a developer of wound closure products. He has also served as the Managing Member of BWS Partners LLC since June 2016. Previously, Mr. Madden managed investment groups at Pioneer Investments, OppenheimerFunds, and TCW Group with oversight responsibility for portfolio managers, analysts, product development, investment strategy, institutional marketing, risk control and regulatory compliance. In recent years, Mr. Madden has been an active investor, advisor, investment banker, Chief Financial Officer and board member to emerging growth companies. Prior to his work in investment banking, he began his career in chemical engineering. Mr. Madden received a BS from Trinity College and an MBA from the University of Virginia Darden School of Business. WinVest believes Mr. Madden’s extensive knowledge of the capital markets and global investment experience and expertise makes him well-qualified to serve on its board of directors.

Alok R. Prasad

Mr. Prasad has served as WinVest’s Head of Growth since August 2021 and has served as a director since September 14, 2021. He has served as Chief Executive Officer and director of CashRepublic Holding, Inc., a community-focused fintech company that seeks to provide consumers with an alternative to banks since January 2021. From January 2019 to March 2020, Mr. Prasad served as President of OakNorth US Inc., a fintech firm providing credit intelligence tools to banks, and Deputy Chief Executive Officer and Chief Operations Officer of OakNorth Bank plc. Prior to that, from February 2017 to December 2018, he served as Head of Digital Advanced Client Solutions for The Bank of America Corporation, where he also served on the board of the Bank Administration Institute. From 2004 to 2016, he held various senior positions at Merrill Lynch, including Head of Strategy for Global Investment Banking, Head of Business Planning, Marketing, and Merrill Direct for Wealth Management and Head of Merrill Edge, the company’s electronic trading platform, which he helped launch in 2010 and subsequently grew to over $200 billion in investable assets. He received a Bachelor of Technology from Indian Institute of Technology (BHU) Varanasi and an MBA and Ph.D. from Cornell University. WinVest believes Mr. Prasad’s extensive knowledge of the fintech industry, together with his executive leadership experience, makes him well-qualified to serve on its board of directors.

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Lawrence S. Kramer

Mr. Kramer has served as a director and Chairman of the Board of WinVest since September 14, 2021. He is a seasoned media executive, entrepreneur and journalist. Mr. Kramer has served as director of Advance Local, one of the largest media groups in the United States, since 2020. Prior to his service as a director of Advance Local, Mr. Kramer served as director of several public companies, including Discovery Communications, MDC Partners (March 2016 to June 2019), Gannett Corp. (July 2015 to August 2019) and TheStreet, Inc. (October 2015 to August 2019), where he served as Chairman of the Board and, in 2016, as Acting Chief Executive Officer. Previously, he served as President and Publisher of USA Today from April 2012 to July 2015. Before joining USA Today, Mr. Kramer served as Adjunct Professor of Media Management at Syracuse University from January 2010 to May 2012. Prior to this, he served as Senior Advisor for Polaris Venture Partners, a venture capital firm, from July 2007 to January 2010, where he advised the firm on digital media investments. From 2005 to 2008, Mr. Kramer worked for CBS Corp., first as inaugural president of CBS Digital Media and then as a consultant. From 1994 to 2005, he served as Chairman and Chief Executive Officer of Marketwatch.com, which he co-founded and took public. Mr. Kramer served as Vice President of Marketing and News for Data Broadcast Corp from 1992 to 1994, following its acquisition of DataSport, Inc., which Mr. Kramer founded in 1991. From 1974 to 1990 he was a reporter and senior editor at The San Francisco Examiner and The Washington Post. He is currently Vice Chairman of the Board of Trustees of Syracuse University and served on the board of Harvard Business Publishing from April 2004 until September 2023. He received a BS from Syracuse University and an MBA from Harvard University. WinVest believes Mr. Kramer’s extensive executive leadership experience and media industry expertise, together with his public company board experience, makes him well-qualified to serve on its board of directors.

Edward J. McGowan

Mr. McGowan has served as a director of WinVest since September 14, 2021. Since March 2019, he has served as Executive Vice President and Chief Financial Officer of Akamai Technologies, Inc. (NASDAQ: AKAM), where he oversees all finance functions for Akamai worldwide and his responsibilities include directing the company’s accounting, tax, treasury, investor relations, financial planning and analysis, and business finance activities and operations. He began his career with Akamai in 2000 and has served in numerous roles across the organization since that time, including as Senior Vice President, Finance, Senior Vice President, Global Sales Media & Carrier Division, and Vice President, Global Carrier Strategy & Sales. Since joining Akamai, he has been instrumental in the development of many strategic alliances with major global carriers including AT&T, Telefonica, PLDT, Bell Canada, Telstra, Orange, and Singtel, and was instrumental in helping to establish Akamai’s Carrier Products business in 2012, in addition to leading numerous mergers and acquisitions from 2005 to 2012. He received a BS from Providence College and a Certificate in Accountancy from Bentley College. WinVest believes Mr. McGowan’s corporate finance and operational expertise together with his executive leadership experience in the technology and internet sector, makes him well-qualified to serve on its board of directors.

Dr. Alex Pentland

Dr. Pentland has served as a director of WinVest since September 14, 2021. He has served as a professor at MIT since 1987, with appointments in MIT Sloan School of Business, MIT Institute for Data, Systems, and Society and MIT School of Architecture and Planning. Since 1995, Dr. Pentland has served as the Toshiba Professor of Media, Arts and Sciences. He founded and currently directs the MIT Connection Science initiative, a program that pioneered computational social science, using big data and artificial intelligence to gain insight into human society. He currently co-chairs the Institute of Electrical and Electronics Engineers (IEEE) Council on Extended Intelligence and serves on the board of the UN’s Global Partnership for Sustainable Development Data. Prior to joining the MIT faculty, Dr. Pentland served as Industrial Lecturer in Computer Science at Stanford University from 1983 to 1987 and as Senior Computer Science at SRI International, AI Center from 1982 to 1987. Dr. Pentland is one of the most-cited authors in computer science. He has authored numerous publications and has filed over one dozen patents in artificial intelligence, sensing and digital networking. In addition to his academic work, he is also an entrepreneur, and has founded companies including ginger.io, Riffanalytics.ai and Endor.com. He received a BS from the University of Michigan and a Ph.D. from MIT. WinVest believes Dr. Pentland’s significant expertise in computer science and his extensive leadership experience, including as founder of numerous data-driven companies, makes him well-qualified to serve on its board of directors.

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Martin Schmidt

Mr. Schmidt has served as a director of WinVest since September 14, 2021. He has served as president of Rensselaer Polytechnic Institute (“RPI”) since July 2022. Prior to joining RPI, Mr. Schmidt served as Provost of MIT from February 2014 to July 2022. Mr. Schmidt was a member of the MIT faculty from 1988 to July 2022, and he was appointed as the Ray and Maria Stata Professor of Electrical Engineering and Computer Science in 2016. His teaching and research is in the areas of micro and nanofabrication of sensors, actuators and electronic devices; microelectromechanical systems; design of micromechanical sensors and actuators; and micro/nanofabrication technology. He is the co-author of more than 80 journal publications and 120 peer-reviewed conference proceedings. He is also an inventor on more than 30 issued U.S. patents. Mr. Schmidt is active in consulting with industry in the commercialization of technology. His research group has transferred a number of new technologies to industry, and he has co-founded or has been the co-inventor of the core technology of six start-up companies. Mr. Schmidt received a BS from the Rensselaer Polytechnic Institute and SM and PhD degrees from the Massachusetts Institute of Technology. WinVest believes Mr. Schmidt’s exceptional expertise in technological innovation and development, together with his experience advising and consulting start-up companies, makes him well-qualified to serve on its board of directors.

Advisory Board

Lee Barba

Mr. Barba has served as a member of WinVest’s advisory board since September 14, 2021. He has over 45 years of experience in the financial markets. He has served as an advisor to Modern Meadow, Inc. since June 2012, and previously served as director of several public and private companies, including Spark Networks, Inc. from December 2014 to November 2016, LearnVest Inc. from December 2009 to November 2014, Kapitall, Inc. from March 2010 to February 2014 and EDAC Technologies Corp from January 2010 to June 2013. Previously, Mr. Barba served at thinkorswim Group Inc. and certain of its predecessor entities (collectively, “thinkorswim”) from 2000 until thinkorswim’s sale to TD Ameritrade, Inc. in 2009, serving as Chief Executive Officer and director from December 2001 until the company’s acquisition, and as Chairman from June 2002 until the company’s acquisition. From 1998 to 1999, Mr. Barba was the Chief Executive Officer of Openlink Financial LLC, and from 1997 to 1999 he served as President of Coral Energy, the natural gas trading subsidiary of Shell Oil Company. Prior to joining Coral Energy, Mr. Barba spent 22 years on Wall Street. He served as Managing Director of Bankers Trust Company from 1989 to 1997, where he was responsible for managing various global trading businesses, including the company’s European offices and its Global Risk Management Advisory business. From 1975 to 1977 and from 1983 to 1989, he held numerous roles at PaineWebber & Co., including Vice President and Managing Director, as well as leading its Municipal Securities Group and Fixed Income Division. From 1977 to 1983, he served as Vice President of Lehman Brothers Holdings Inc.

Richard Blunck

Mr. Blunck has served as a member of WinVest’s advisory board since September 14, 2021. He served as the Executive Vice President, Digital Distribution of Fidelity Investments Inc. (“Fidelity”) from 2010 to 2020. He was also Fidelity’s Chief Marketing Officer from 2013 through 2015. During his tenure, Fidelity’s brokerage experienced consistently high consumer rankings along with significant customer, business and operating leverage growth. Prior to joining Fidelity, he was Senior Vice President, Digital at JP Morgan Chase & Co.’s retail brokerage business from 2003 to 2010. He is currently the CEO of Eve Wellness and serves as a venture investor and advisor to digital brands in multiple industries.

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Jeff Chow

Mr. Chow has served as a member of WinVest’s advisory board since September 14, 2021. Mr. Chow has over 25 years of experience leveraging highly disruptive technologies to build scaled customer centric products. He is currently Chief Product and Technology Officer for Miro, where he provides real-time visual collaborative tools to enterprise organizations. Prior to Miro, he served as CEO at InVisionApp Inc., SVP Product at Jobcase, Inc., Head of Product at TripAdvisor, Inc. and Lead Product Manager at Google Play Newsstand, a division of Google LLC. Mr. Chow was the co-founder of several consumer and mobile ventures, including Third Screen Media (acquired by AOL) and Springpad (acquired by Google).

John DiBacco

Mr. DiBacco has served as a member of WinVest’s advisory board since September 14, 2021. He recently joined Clear Street to help build its derivatives business. Prior to this role, he was Asset Class Head at Chicago Trading Company where he helped create an automated corporate bond trading platform. Before this, he was a senior member of the Management Committee at Virtu Financial, Inc. (“Virtu”), responsible for exchange traded funds and equity trading. Prior to Virtu’s acquisition of KCG Holdings, Inc. (“KCG”) in July 2017, Mr. DiBacco was the Global Head of Equity Trading at KCG. He began his career at UBS Investment Bank, a division of UBS Group AG, where he spent 14 years in many capacities responsible for several U.S. and global trading businesses. He is currently a board member of the Miami Options Exchange.

Kevin Gentzel

Mr. Gentzel has served as a member of WinVest’s advisory board since September 14, 2021. He is the Global Chief Commercial and Growth Officer at Newsweek responsible for leading the company’s digital advertising, digital subscription, affiliate, consumer, events and docuseries businesses. Mr. Gentzel joined Gannett as its first chief revenue officer in 2015 and led all advertising and marketing solutions revenue in North America, including USA TODAY, ReachLocal, and over 260 local news properties. He built and led a global team of 4,000 employees and was responsible for $1.6B in revenue. In 2019, Mr. Gentzel was promoted to President, Digital Marketing and Advertising Solutions, and under his leadership grew digital revenue in display, search and social to over $1B in ARR and ran the full P&L for the $400M digital marketing solutions business. Previously as Yahoo!’s head of advertising sales for North America, Mr. Gentzel oversaw the operations of the sales organization from developing new revenue streams and sales strategies to leading client meetings and activities at key industry events. Under his leadership, his team was responsible for $4B in advertising revenue. During his previous role as the CRO at The Washington Post, he was responsible for launching and building the TWP Brand Studio, along with driving revenue across all products including print, digital, events, and conferences. Mr. Gentzel successfully led the commercial team through the sale of the company to Jeff Bezos. Prior to Washington Post, Mr. Gentzel was president and group publisher at Forbes before his promotion to Forbes’ first Chief Revenue Officer in 2010. During his tenure as CRO, he developed industry leading ad product innovation, including the early native advertising offering AdVoice, launched a Chief Marketing Officer practice, and cultivated a world-class sales leadership team of which included senior leaders across the media, tech and advertising industries. Mr. Gentzel is a regular speaker at industry events, such as the Financial Times Global Media Summit, Business Insider Ignition, the Forbes CMO Summit, the Digiday Publisher Summit, Advertising Week and the Cannes Advertising Festival. Mr. Gentzel graduated from the University of Florida with a BA in English Literature.

Andrew Goldberger

Mr. Goldberger has served as a member of WinVest’s advisory board since September 14, 2021. He is the founder of Trademark Car Wash, a private equity-backed chain in the auto services industry. He has over 15 years of experience launching, managing and advising fintech and services businesses. Previously, Mr. Goldberger was the founder and Chief Executive Officer of Smart Tuition Holdings, LLC, a leading K-12 tuition payments processor for millions of households, before its sale to Blackbaud Inc. in 2015. He was also the founder and Chief Executive Officer of ParishPay, LLC, a payment processor for churches and religious non-profits, which was acquired by Yapstone, Inc.

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Jeff LeBlanc

Mr. LeBlanc, one of WinVest’s founders, has served as a member of WinVest’s advisory board since September 14, 2021. He is the co-founder of Sputnik 84, LLC (“Out of Print”), a direct-to-consumer merchandise platform for readers that was acquired by Penguin Random House LLC in 2017. He has over 20 years of experience in investing, advising startups, managing operations and launching new ventures. Mr. LeBlanc previously served in analyst roles at Greenlight Capital, Inc., where he covered long/short equity investments, as well as GE Capital and McKinsey and Co.

Robert C. Pozen

Mr. Pozen has served as a member of WinVest’s advisory board since September 14, 2021. Mr. Pozen currently serves as a director of AMC, a division of the International Finance Corporation, a senior lecturer at MIT Sloan School of Management, Chairman of the Advisory Board of Agility, Chairman of the Leadership Council of the Tax Policy Center, and as trustee of the IFRS Foundation. Mr. Pozen previously served as a director of several public companies, including Nielsen Holdings plc (2010 to May 2021), Medtronic plc (2004 to December 2018) and BCE Inc. (2002 to 2010). From July 2010 to December 2011, Mr. Pozen was Chairman Emeritus of MFS Investment Management. Prior to that, he was Chairman of MFS Investment Management from February 2004 to June 2010. In 2003, he served as Secretary of Economic Affairs for the Commonwealth of Massachusetts. Mr. Pozen was also the John Olin Visiting Professor, Harvard Law School from 2002 to 2004 and the Chairman of the SEC Advisory Committee on Improvements to Financial Reporting from 2007 to 2008. From 1987 through 2001, Mr. Pozen worked for Fidelity Investments in various capacities, serving as President of Fidelity Management and Research Co. from 1997 through 2001. He received a BA from Harvard College and a JD from Yale Law School.

David Siegel

Mr. Siegel has served as a member of WinVest’s advisory board since September 14, 2021. He is the Chief Executive Officer of Meetup, Inc. (“Meetup”), the largest online platform for finding and building local community. He has over 20 years of experience as a technology and digital media executive leading organizations through innovative product development, rapid revenue growth, and digital traffic acceleration. Prior to joining Meetup, Mr. Siegel was Chief Executive Officer of Investopedia LLC, and before that, he served as President of Seeking Alpha Inc. He is an adjunct professor at Columbia University, where he teaches strategic planning and entrepreneurship.

Number and Terms of Office of Officers and Directors

WinVest’s board of directors currently consists of seven members and is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to WinVest’s first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors will expire at WinVest’s first annual meeting of stockholders. The term of office of the second class of directors will expire at WinVest’s second annual meeting of stockholders. The term of office of the third class of directors will expire at WinVest’s third annual meeting of stockholders.

WinVest’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. WinVest’s board of directors is authorized to appoint persons to the offices set forth in its bylaws as it deems appropriate. WinVest’s bylaws provide that its officers may consist of one or more chief executive officers, a chief financial officer, a secretary and such other officers (including without limitation, one or more chairmen of the board, presidents, vice presidents, partners, managing directors, senior managing directors, assistant secretaries and a treasurer) as may be determined by the board of directors.

Director Independence

Nasdaq listing standards require that a majority of WinVest’s board of directors be independent. WinVest’s board of directors has determined that Messrs. Kramer, McGowan, Pentland and Schmidt are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules.

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Executive Officer and Director Compensation

None of WinVest’s executive officers or directors have received any cash compensation for services rendered to WinVest. Commencing on September 14, 2021, through the earlier of the consummation of an initial business combination and WinVest’s liquidation, WinVest accrues an obligation to the Sponsor for office space, utilities and secretarial and administrative support services in the amount of $10,000 per month. No compensation of any kind, including finder’s, consulting or other similar fees, will be paid to any of WinVest’s existing stockholders, including its Sponsor, its directors, its advisory board members or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on WinVest’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than WinVest’s board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

After the completion of the Business Combination, directors or members of WinVest’s management team who remain with the combined company may be paid consulting, management or other fees from New WINV. WinVest has not established any limit on the amount of such fees that may be paid by New WINV to its directors or members of management. It is unlikely the amount of such compensation will be known at the time, because the directors of New WINV will be responsible for determining executive officer and director compensation. Any compensation to be paid to WinVest’s executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely of independent directors or by a majority of the independent directors on the New WINV Board.

WinVest does not intend to take any action to ensure that members of its management team maintain their positions with New WINV after the consummation of the Business Combination, although it is possible that some or all of WinVest’s executive officers and directors may negotiate employment or consulting arrangements to remain with New WINV after the Business Combination. The existence or terms of any such employment or consulting arrangements to retain their positions with New WINV may have influenced WinVest’s management’s motivation in identifying or selecting a target business but WinVest does not believe that the ability of its management to remain with New WINV after the consummation of an initial business combination was a determining factor in its decision to proceed with any potential business combination. WinVest is not party to any agreements with its executive officers or directors that provide for benefits upon termination of employment.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending, or to WinVest’s knowledge, threatened against WinVest or any members of its management team in their capacity as such.

Periodic Reporting and Audited Financial Statements

WinVest has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, WinVest’s annual reports contain financial statements audited and reported on by WinVest’s independent registered public accounting firm. WinVest has filed with the SEC its Annual Report on Form 10-K for the year ended December 31, 2023 and its Quarterly Reports on Form 10-Q covering the three months ended June 30, 2024 and the three months ended March 31, 2024.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF WINVEST

The following discussion and analysis of WinVest’s financial condition and results of operations should be read in conjunction with our audited financial statements and the notes related thereto which are included elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” the “Company” or “WinVest” refer to WinVest prior to the consummation of the Business Combination. The following discussion and analysis of WinVest’s financial condition and results of operations should be read in conjunction with WinVest’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. WinVest’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.

Overview

We are a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Initial Business Combination”). We intend to effectuate our Initial Business Combination using cash from the proceeds of our initial public offering (the “Initial Public Offering”), our capital stock, debt or a combination of cash, stock and debt.

As of June 30, 2024 and the date of this filing, we had not commenced core operations. All activity for the period from March 1, 2021 (inception) through June 30, 2024 related to our formation, raising funds through our Initial Public Offering and identifying a target company for an Initial Business Combination. We will not generate any operating revenues until after the completion of the Initial Business Combination, at the earliest. We generate non-operating income in the form of interest and dividend income from the proceeds derived from the Initial Public Offering.

On September 16, 2024, we entered into that certain Amended and Restated Business Combination Agreement (as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), a copy of which is attached as Annex A to this proxy statement/prospectus, by and among WinVest, Xtribe P.L.C., a public limited company incorporated and registered in England and Wales with number 07878011 (“Xtribe PLC”), Xtribe (BVI) Ltd., a British Virgin Islands business company registered with company number 2157137 and a wholly-owned subsidiary of Xtribe PLC, and WinVest (BVI) Ltd., a British Virgin Islands business company registered with company number 2157117 and a wholly owned subsidiary of WinVest, which amended and restated a business combination agreement entered into by WinVest, Xtribe PLC and certain of their respective subsidiaries on May 9, 2024. The transactions contemplated under the Business Combination Agreement, among other things and upon the terms and subject to the conditions thereof, are referred to in this proxy statement/prospectus as the “Business Combination.” For further information, see the section titled “Proposal 2 - The Business Combination Proposal.”

The stock exchange listing rules provide that the Initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the value of the assets held in a trust account (the “Trust Account”) in the United States maintained by Continental Stock Transfer & Trust Company (“Continental”), as trustee (excluding the deferred underwriting commissions and taxes payable), at the time of the our signing a definitive agreement in connection with the Initial Business Combination. We will only complete an Initial Business Combination if the post-Initial Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target company or otherwise acquires a controlling interest in the target company sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that we will be able to successfully effect an Initial Business Combination.

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Our amended and restated certificate of incorporation (as amended, the “Certificate of Incorporation”) provided that we had until December 17, 2022 to complete an Initial Business Combination; provided, however, that if we anticipated we may not be able to consummate an Initial Business Combination by December 17, 2022, we, by resolution of the board of directors if requested by our sponsor, WinVest SPAC LLC (the “Sponsor”), could extend the period of time to consummate an Initial Business Combination up to two times, each by an additional three months (up until June 17, 2023), subject to the deposit of additional funds into the Trust Account by our Sponsor or its affiliates or designees. On November 30, 2022, we held a special meeting of stockholders (the “November 2022 Extension Meeting”) to, among other things, approve an amendment to our Certificate of Incorporation to extend the date by which we must consummate an Initial Business Combination (the “Termination Date”) from December 17, 2022 to January 17, 2023, and to allow us, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2023, by resolution of our board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until June 17, 2023, or a total of up to six months after the original Termination Date of December 17, 2022, unless the closing of the Initial Business Combination shall have occurred prior thereto (the “November 2022 Extension Amendment”). Our Sponsor agreed that if the November 2022 Extension Amendment was approved at the November 2022 Extension Meeting, it or one or more of its affiliates, members or third-party designees would lend to us up to $750,000 to be deposited into the Trust Account.

The stockholders approved the November 2022 Extension Amendment at the November 2022 Extension Meeting. Accordingly, on December 5, 2022, we issued an unsecured promissory note in the principal amount of $750,000 (the “First Extension Note”) to our Sponsor, pursuant to which our Sponsor agreed to loan to us up to $750,000 in connection with the extension of the Termination Date. The First Extension Note does not bear interest and matures upon the earlier of (a) the closing of the Initial Business Combination and (b) our liquidation. In the event that we do not consummate an Initial Business Combination, the First Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an Initial Business Combination, our Sponsor may elect to convert any portion or all of the amount outstanding under the First Extension Note into private warrants to purchase shares of our common stock, par value $0.0001 per share (“Common Stock”), at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants (as defined below) issued to our Sponsor at the time of our Initial Public Offering. The balance on the First Extension Note as of June 30, 2024 and December 31, 2023 was $750,000.

In connection with the vote to approve the November 2022 Extension Amendment, the holders of 9,606,887 shares of Common Stock issued as part of the Units (as defined below) sold in our Initial Public Offering (“Public Shares”) properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.20 per share, for an aggregate redemption amount of approximately $98.0 million.

On June 12, 2023, we held a second special meeting of stockholders (the “June 2023 Extension Meeting”) at which the stockholders approved, among other things, (i) an amendment to our Certificate of Incorporation (the “June 2023 Extension Amendment”) to extend the Termination Date from June 17, 2023 to July 17, 2023, and to allow us, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month (or such shorter period as may be requested by the Sponsor) after July 17, 2023, by resolution of our board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until December 17, 2023, or a total of up to six months after June 17, 2023, unless the closing of our Initial Business Combination shall have occurred prior thereto, and (ii) an amendment (the “Redemption Limitation Amendment”) to eliminate from the Certificate of Incorporation the limitation that we may not consummate any business combination unless we have net tangible assets of at least $5,000,001 upon consummation of such business combination. Following stockholder approval of the June 2023 Extension Amendment and the Redemption Limitation Amendment at the June 2023 Extension Meeting, on June 16, 2023, we filed the June 2023 Extension Amendment and the Redemption Limitation Amendment with the Delaware Secretary of State.

In connection with the approval of the June 2023 Extension Amendment on June 12, 2023, on June 13, 2023, we issued an unsecured promissory note in the principal amount of $390,000 (the “Second Extension Note”) to our Sponsor, pursuant to which our Sponsor agreed to loan us up to $390,000 in connection with the extension of the Termination Date. The Second Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) our liquidation. In the event that we do not consummate an Initial Business Combination, the Second Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of the Initial Business Combination, our Sponsor may elect to convert any portion or all of the amount outstanding under the Second Extension Note into private warrants to purchase shares of our Common Stock at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants issued to our Sponsor at the time of the Initial Public Offering. The balance on the Second Extension Note as of June 30, 2024 and December 31, 2023 was $390,000.

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In connection with the vote to approve the June 2023 Extension Amendment, the holders of 627,684 Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of $6,721,795. Following such redemptions, $13,551,331 was left in Trust Account and 1,265,429 Public Shares remained outstanding.

On November 30, 2023, we held a special meeting of stockholders, at which the stockholders approved, among other things, an amendment to our Certificate of Incorporation (the “November 2023 Extension Amendment”) to extend the Termination Date from December 17, 2023 to January 17, 2024, and to allow us, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2023, by resolution of our board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until June 17, 2024, or a total of up to six months after December 17, 2023, unless the closing of our Initial Business Combination shall have occurred prior thereto, by causing $55,000 to be deposited into the Trust Account for each such extension.

In connection with the approval of the November 2023 Extension Amendment on November 30, 2023, on December 13, 2023, we issued an unsecured promissory note in the principal amount of $330,000 (the “Third Extension Note”) to our Sponsor, pursuant to which our Sponsor agreed to loan us up to $330,000 in connection with the extension of the Termination Date. The Third Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) our liquidation. In the event that we do not consummate an Initial Business Combination, the Third Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Third Extension Note as of June 30, 2024 and December 31, 2023 was $330,000 and $55,000, respectively.

In connection with the vote to approve the November 2023 Extension Amendment, the holders of 122,306 Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.81 per share, for an aggregate redemption amount of approximately $1,322,518. Following such redemptions, approximately $12,360,810 was left in the Trust Account and 1,143,123 shares of Public Shares remained outstanding.

On June 3, 2024, we held a special meeting of stockholders, at which the stockholders approved, among other things, an amendment to our Certificate of Incorporation (the “June 2024 Extension Amendment”) to extend the Termination Date from June 17, 2024 to July 17, 2024, and to allow us, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after July 17, 2024, by resolution of our board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until December 17, 2024, or a total of up to six months after June 17, 2024, unless the closing of our Initial Business Combination shall have occurred prior thereto, by causing $30,000 to be deposited into the Trust Account for each such extension.

In connection with the approval of the June 2024 Extension Amendment on June 3, 2024, on June 12, 2024, we issued an unsecured promissory note in the principal amount of $180,000 (the “Fourth Extension Note,” and collectively with the First Extension Note, the Second Extension Note and the Third Extension Note, the “Extension Notes”) to the Sponsor, pursuant to which the Sponsor agreed to loan us up to $180,000 in connection with the extension of the Termination Date. The Fourth Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) our liquidation. In the event that we do not consummate an Initial Business Combination, the Fourth Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Fourth Extension Note as of June 30, 2024 and December 31, 2023 was $30,000 and $0, respectively.

In connection with the approval of the June 2024 Extension Amendment, the holders of 650,790 Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $11.32 per share, for an aggregate redemption amount of approximately $7,367,204. Following such redemptions, 492,333 Public Shares remained outstanding.

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Through the date of this proxy statement/prospectus, we have effected drawdowns of $1,590,000 under the Extension Notes and caused such sums to be deposited into the Trust Account in connection with the extension of the Termination Date from December 17, 2022 to October 17, 2024. Such amounts will be distributed either to: (i) all of the holders of Public Shares upon our liquidation or (ii) holders of Public Shares who elect to have their shares redeemed in connection with (a) a vote to approve certain specified amendments to our Certificate of Incorporation or (b) the consummation of an Initial Business Combination.

If we are unable to consummate an Initial Business Combination within the allotted time period, we will, as promptly as possible but not more than ten business days thereafter, redeem 100% of our outstanding Public Shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay our dissolution expenses), and then seek to dissolve and liquidate. However, we may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our public stockholders. In the event of our dissolution and liquidation, the Rights (as defined below) and Public and Private Placement Warrants will expire and will be worthless.

Results of Operations

All activities through June 30, 2024 were related to our organizational activities, preparation for our Initial Public Offering, and, after our Initial Public Offering, identifying a target company for an Initial Business Combination. We will not generate any operating revenues until after completion of our Initial Business Combination. Subsequent to our Initial Public Offering on September 17, 2021, we generate non-operating income in the form of interest and dividends on cash and cash equivalents and marketable securities held in the Trust Account. There has been no significant change in our trading position and no material adverse change has occurred since the date of our audited financial statements. We incur ongoing expenses as a result of being a public company for legal, financial reporting, accounting and auditing compliance, as well as for due diligence expenses.

For the six months ended June 30, 2024, our net loss was $546,653 and expenses from operating activities were $778,261, as compared to a net loss of $863,043 and expenses from operating activities of $1,219,426 for the six months ended June 30, 2023. These decreases were mainly due to a decrease in legal and professional fees and insurance expenses for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. For the year ended December 31, 2023, our net loss was $1,147,608 and expenses from operating activities were $1,764,719, mainly due to costs associated with professional services, including legal, financial reporting, accounting and auditing compliance expenses. We intend to use our operating cash held outside the Trust Account primarily to consummate the Business Combination.

Liquidity, Capital Resources and Going Concern

As of June 30, 2024, we had $477 in our operating bank account and a working capital deficit of $3,881,069, as compared to $37,946 in our operating bank account and a working capital deficit of $2,717,064 as of December 31, 2023. Our liquidity needs prior to the consummation of the Initial Public Offering had been satisfied through proceeds from advances from a related party, our Sponsor, and from the issuance of Common Stock. Subsequent to the consummation of the Initial Public Offering, liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering, the proceeds from our Sponsor’s purchase of Private Placement Warrants held outside of our Trust Account and loans from the Sponsor. We believe we will need to access additional liquidity in order to consummate an Initial Business Combination.

On March 16, 2021, we issued an unsecured promissory note to the Sponsor, which note was amended on March 27, 2022 (the “March 2021 Promissory Note”), pursuant to which we may borrow up to an aggregate principal amount of $300,000, of which $300,000 was outstanding under the March 2021 Promissory Note as of June 30, 2024 and December 31, 2023. The March 2021 Promissory Note is non-interest bearing and payable on the date on which we consummate an Initial Business Combination. The Sponsor may elect to convert any portion or all of the amount outstanding under the March 2021 Promissory Note into warrants to purchase shares of our Common Stock at a conversion price of $0.50 per warrant, with each warrant entitling the holder thereof to acquire one-half share of Common Stock at an exercise price of $11.50 per whole share, commencing on the date of our Initial Business Combination. No such conversions have yet occurred. During 2023, we effected drawdowns of $300,000 under the March 2021 Promissory Note. These amounts remain outstanding as of June 30, 2024. The purpose of each drawdown is for the payment of expenses associated with operations and those necessary to initiate an Initial Business Combination.

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On September 17, 2021, we consummated our Initial Public Offering of 10,000,000 units (the “Units”). Each Unit consists of one share of Common Stock, one redeemable warrant (the “Public Warrant”), with each Public Warrant entitling the holder thereof to purchase one-half (1/2) of one share of Common Stock at an exercise price of $11.50 per whole share, subject to adjustment, and one right (the “Right”), with each Right entitling the holder thereof to receive one-fifteenth (1/15) of one share of Common Stock upon the consummation by us of an Initial Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $100,000,000 (before underwriting discounts and commissions and offering expenses).

Simultaneously with the consummation of the Initial Public Offering and the issuance and sale of the Units, we completed the private sale of 10,000,000 warrants (the “Private Placement Warrants,” and collectively with the Public Warrants, the “Warrants”) at a price of $0.50 per Private Placement Warrant to the Sponsor, generating gross proceeds of $5,000,000 (such sale, the “Private Placement”). Each Private Placement Warrant entitles the holder thereof to purchase one-half of one share of Common Stock at a price of $11.50 per whole share, subject to adjustment. The Private Placement Warrants are identical to the Public Warrants.

On September 23, 2021, our underwriters fully exercised the over-allotment option and purchased an additional 1,500,000 Units (the “Over-Allotment Units”), generating gross proceeds of $15,000,000 on September 27, 2021. Simultaneously with the sale of Over-Allotment Units, we consummated a private sale of an additional 900,000 Private Placement Warrants (the “Additional Private Placement Warrants”) to the Sponsor at a purchase price of $0.50 per Private Placement Warrant, generating gross proceeds of $450,000.

We paid a total of $2,400,000 in underwriting discounts, expenses and commissions (not including deferred underwriting commissions of $4,025,000 payable only upon completion of our Initial Business Combination) and $523,969 for other costs and expenses related to the Initial Public Offering, resulting in aggregate net proceeds from the Initial Public Offering and overallotment of $112,076,031.

As of September 27, 2021, a total of $116,150,000 of the net proceeds from the Initial Public Offering and the sale of the Private Placement Warrants and the Additional Private Placement Warrants were deposited in the Trust Account, and we had $638,000 of cash held outside of the Trust Account, after payment of costs related to the Initial Public Offering.

On December 5, 2022, we issued the First Extension Note to our Sponsor in the principal amount of $750,000. On December 5, 2022, we effected the first drawdown of $125,000 under the First Extension Note and caused the Sponsor to deposit such sum into the Trust Account in connection with the extension of the Termination Date from December 17, 2022 to January 17, 2023. During 2023, we effected drawdowns of $625,000 under the First Extension Note and caused such sums to be deposited into the Trust Account in connection with the extension of the Termination Date from January 17, 2023 to June 17, 2023.

In connection with the vote to approve the November 2022 Extension Amendment, the holders of 9,606,887 shares of Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.20 per share, for an aggregate redemption amount of approximately $98.0 million.

On June 13, 2023, we issued the Second Extension Note to our Sponsor in the principal amount of $390,000. During 2023, we effected drawdowns of $390,000 under the Second Extension Note and caused such sums to be deposited into the Trust Account in connection with the extension of the Termination Date from June 17, 2023 to December 17, 2023.

In connection with the vote to approve the June 2023 Extension Amendment, the holders of 627,684 shares of Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of approximately $6,721,795.

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On October 31, 2023, we issued an unsecured promissory note to the Sponsor (the “October 2023 Promissory Note”), pursuant to which we may borrow up to an aggregate principal amount of $1,000,000. As of June 30, 2024, we had effected drawdowns of $478,700 under the October 2023 Promissory Note. The October 2023 Promissory Note does not bear interest and matures upon the closing of the Initial Business Combination. In the event that we do not consummate an Initial Business Combination, the October 2023 Promissory Note will be repaid only from amounts remaining outside of the Trust Account, if any. The purpose of each drawdown is for the payment of expenses associated with operations and those necessary to initiate an Initial Business Combination.

In connection with the approval of the November 2023 Extension Amendment on November 30, 2023, on December 13, 2023, we issued the Third Extension Note to our Sponsor, pursuant to which our Sponsor agreed to loan us up to $330,000 in connection with the extension of the Termination Date. The balance on the Third Extension Note as of June 30, 2024 was $330,000.

In connection with the vote to approve the November 2023 Extension Amendment, the holders of 122,306 shares of Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.81 per share, for an aggregate redemption amount of approximately $1,322,518. Following such redemptions, 1,143,123 shares of Public Shares remained outstanding.

In connection with the approval of the June 2024 Extension Amendment on June 3, 2024, on June 12, 2024, we issued the Fourth Extension Note to our Sponsor, pursuant to which our Sponsor agreed to loan us up to $180,000 in connection with the extension of the Termination Date. The balance on the Fourth Extension Note as of June 30, 2024 was $30,000.

In connection with the vote to approve the June 2024 Extension Amendment, the holders of 650,790 Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $11.32 per share, for an aggregate redemption amount of approximately $7,367,204. Following such redemptions, 492,333 Public Shares remained outstanding.

As of June 30, 2024, we had cash held in the Trust Account of approximately $5.6 million. We intend to use substantially all of the remaining funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, which interest shall be net of taxes payable, to complete our Initial Business Combination. We may withdraw interest from the Trust Account to pay taxes and up to $100,000 of dissolution expenses, if any. To the extent that our share capital or debt is used, in whole or in part, as consideration to consummate an Initial Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

The accompanying financial statements have been prepared on the basis that we will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. As of June 30, 2024, we had not commenced any operations. All activity for the fiscal years ended December 31, 2023 and 2022 and the six months ended June 30, 2024 relates to identifying a target company for an Initial Business Combination. We will not generate any operating revenues until after the completion of the Initial Business Combination, at the earliest. We generate non-operating income in the form of interest and dividend income on cash and cash equivalents and marketable securities from the proceeds derived from the Initial Public Offering. Our ability to commence operations is contingent upon consummating an Initial Business Combination. We currently have until October 17, 2024 to consummate our Initial Business Combination, which is 37 months from the closing of our Initial Public Offering. We will not be able to consummate our Initial Business Combination by October 17, 2024. Our plan to address the October 17, 2024 liquidation is to extend the liquidation period by one-month increments by depositing $30,000 into the Trust Account each month for a total of up to two additional months to extend the liquidation period to December 17, 2024.

To the extent we are unable to consummate an Initial Business Combination, we will need to pay the costs of liquidation as well from our current available funds outside the Trust Account, including the approximate amount of $521,300 still available to us under the October 2023 Promissory Note as of June 30, 2024, and from up to $100,000 of interest income on the balance of the Trust Account (net of income and other tax obligations) that may be released to us to pay for dissolution expenses. If such funds are insufficient, our Sponsor has agreed to pay the funds necessary to complete such liquidation and has agreed not to seek repayment of such expenses. Based on these circumstances, management has determined that there is substantial doubt about our ability to continue as a going concern due to insufficient liquidity, the uncertainty of liquidity requirements and the mandatory liquidation date within one year.

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Accordingly, the accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of WinVest as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities as of June 30, 2024, other than an agreement to pay our Sponsor a monthly fee of $10,000 for office space, secretarial, and administrative support services provided to us. We began incurring these fees on September 14, 2021 and will continue to incur these fees monthly until the earlier of the completion of an Initial Business Combination or our liquidation.

Deferred underwriting discounts and commissions in an amount equal to 3.5% of the gross proceeds raised in the Initial Public Offering, or $4,025,000, will be payable to the underwriters upon the consummation of our Initial Business Combination and will be held in the Trust Account until the consummation of such Initial Business Combination.

Off-Balance Sheet Arrangements

As of June 30, 2024, we did not have any off-balance sheet arrangements as defined in Item 303 of Regulation S-K. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. Management has determined that we have no critical accounting estimates.

Recent Accounting Pronouncements

In June 2022, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2022-03, Fair Value Measurement (Topic 820) (“ASU 2022-03”). The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments in this Update also require additional disclosures for equity securities subject to contractual sale restrictions. The provisions in this Update are effective for fiscal years beginning after December 15, 2023 for public business entities. Early adoption is permitted. We do not expect to early adopt this ASU. We are currently evaluating the impact of adopting this guidance on the balance sheets, results of operations and cash flows.

ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The new standard is effective for public entities with annual periods beginning after December 15, 2024, with early adoption permitted and should be applied prospectively with the option of retrospective application. We do not expect to early adopt this ASU. We are currently evaluating the impact of adopting this guidance on our balance sheets, results of operations and cash flows.

We do not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our financial statements.

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INFORMATION ABOUT XTRIBE

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Xtribe and its subsidiaries prior to the consummation of the Business Combination.

This summary does not contain all of the information you should consider before evaluating the business combination or other proposals. You should read this entire proxy statement/prospectus carefully, including the sections titled “Risk Factors” and “Xtribe’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this proxy statement/prospectus.

Business Overview

Xtribe is a geo-marketplace platform founded by the Italian entrepreneur Enrico Dal Monte, who is experienced in banking & finance and Chief Executive Officer of Xtribe, together with Mattia Sistigu, an expert in digital marketing, which has focused its strategy on supporting the competitiveness and access to digital of micro-, small- and medium-sized businesses by facilitating the meeting between supply and demand and incentivizing and speeding up transactions between sellers and users within limited geographical areas.

Corporate Organization

On December 12, 2011, Xtribe was originally registered as a private limited company in the United Kingdom under the name MEC FOOD (UK) LTD, and on May 12, 2014, changed its name to XTRIBE Limited. On April 30, 2016, Xtribe became registered as a public limited company in the United Kingdom and changed its name to XTRIBE P.L.C.

As part of Xtribe’s expansion strategy, on March 17, 2017, Xtribe formed XTRIBE USA Corp. (“Xtribe USA”), a Delaware corporation and a wholly-owned subsidiary of Xtribe. Xtribe USA is responsible for overseeing all of Xtribe’s present and future operations in the United States.

On June 5, 2018, Xtribe USA Corp acquired 100% of the equity interests in X-SOLUTION S.R.L. (“Xtribe Italy”), an Italian limited liability company. Xtribe Italy is responsible for all of Xtribe’s operations in Italy.

Xtribe owns 100% of Xtribe USA which in turn owns 100% of Xtribe Italy which is currently the only operating arm of the Xtribe group of companies.

Xtribe previously owned two additional subsidiaries, Xtribe Suisse SA, in Switzerland, and XTRIBE Balkan SHPK, in Albania, both of which were liquidated in 2023.

Products and Services

Xtribe has developed “Xtribe”, a smartphone application that geo-locates products and services offered for sale or barter by private individuals and businesses and connecting them to geographically close potential customers. The application can be downloaded and used free of charge by both buyers and sellers. XTRIBE is a portable, personalized geo-marketplace, designed to fit in the pocket and is always open for business. Xtribe’s vision is to help give people the power to build community, nurture and build relationships, discover and connect through common interests, and create economic opportunity.

Transactions on the Xtribe platform are designed to be seamless and are commission-free, occurring directly between buyers and sellers without intermediaries. The app does not employ third-party payment systems and enables the parties themselves to determine payment and delivery arrangements. Sellers can tailor the app to showcase their business, while buyers can utilize filters to quickly discover additional purchasing opportunities. Xtribe’s revenue is generated from its B2B division, Xtribe Store, an optional feature on the otherwise free app, whereby businesses pay a monthly subscription fee in exchange for a suite of services – see the section in this proxy statement/prospectus titled “Information About Xtribe.”

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Xtribe focuses its strategy on supporting competition and access to the digital marketplace for small and medium-sized businesses, facilitating the meeting of supply and demand, and encouraging and accelerating transactions between sellers and buyers in surrounding geographical areas. Xtribe launched the platform in Italy in 2015 and has reached over 1 million downloads.

Sustainability

Xtribe’s vision includes a holistic approach to sustainability, encompassing environmental and social responsibility. Through its innovative e-commerce model, Xtribe intends to cultivate vibrant local networks in cities and neighborhoods, connecting buyers and sellers who can interact both online and offline. This community-driven approach will have a profoundly positive impact on local communities, the environment, and small to medium-sized enterprises (SMEs), empowering them to thrive in the digital landscape and compete in the e-commerce space.

The Xtribe application is available for download onto Apple and Android mobile devices at no cost to the user. Once a user has installed the app and established an account, they can immediately transact business and communicate with other Xtribe users.

As of the date of this proxy statement/prospectus, the Xtribe smartphone application is fully operational in Italy. Commercialization, advertising channels, and technology market readiness were tested during the spring of 2022 when more than 1 million sellers and buyers downloaded the app. The app can be downloaded through the iPhone App Store or through Google Play in the United States, although it does not yet have any US customers.

The Company’s application has several features:

●	Create and post ads on the app for any product or service, which are then viewable by other users on a geo-localized basis.
●	Upon opening the app, users see a map of the local area and location of other users in the area who are buying or selling goods or services.
●	Easy geo-localization of products and services in places other than the user’s physical location. For example, a real estate agency can geolocate its various properties exactly where they are sited, making it easy for buyers to search for properties in a specific area.
●	Geo-localization of mobile businesses, such as pop-up shops or street vendors.

In addition, while using the app, users can connect with each other in a social networking context, fostering communication and personal interactions that facilitate commerce. The app offers a comprehensive messaging system, supporting both written and voice messages.

●	Transactions can be completed in a direct and simple manner, without going through any middlemen. In addition, buyers can use the app to reach out to sellers and make offers to buy and/or barter with the seller and facilitate payment.
●	Sellers can tailor their listings to showcase goods and services, with the ability to upload photos directly from their smartphone or select from their existing photo catalog. Additionally, they can create engaging 60-second videos to describe their offerings, providing buyers with a more informed purchasing experience.
●	The application is available in two languages: Italian and English.

The Company’s application is fully developed and functional and may be downloaded in several countries, including the United States where a sales and marketing roll-out is planned for 2025. Xtribe thoroughly launched and tested the Italian market by promoting the app through multichannel advertising. More than 1 million people have downloaded the app as of the date of this proxy statement/prospectus.

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The Xtribe Revenue Model

There are three models within the Xtribe platform: Xtribe Free, Xtribe Store and Xtribe Credit. Xtribe Free offers each user the ability to set up a profile on the app, at no cost, in order to locate other users and facilitate communications for the sale, purchase or exchange of goods and services. Xtribe Store offers retail stores and businesses all of the benefits of Xtribe Free, and also allows them, for a fee, to access certain features that are not available to Xtribe Free users. Xtribe Credit is available to both Xtribe Free users and Xtribe Store users and offers the user a system of credits that can be purchased from Xtribe, access to additional features and greater visibility for the user and their goods and services. The three models are discussed in greater detail below.

Xtribe Free

Xtribe Free is available to anyone who may want to buy or sell goods or services in a simple and straightforward manner.

Features: Xtribe Free allows a seller to post up to six ads at the same time with the ability to include up to nine photos for each ad. These six ad slots are permanently available to each seller. For example, if a seller has posted six items for sale and one of them is sold, the related ad space automatically becomes available for the seller to offer another item, all for no fee.

Xtribe Store

Xtribe Store meets the needs of shopkeepers, professionals and others who want to post a greater volume of ads or carry out multiple transactions at the same time. The current monthly cost of an Xtribe Store profile in the Italian market is €33.90. Discounts are available for 3, 6 and 12-month commitments. Customers may cancel the service at any time.

With the same ease of use and level of interaction as Xtribe Free, Xtribe Store is specifically designed with customized features that cater to the needs of micro-, small- and medium—size businesses.

Easy Onboarding: Merchant Installation

●	Merchant gets marketing message – decides to join network
●	Merchant onboarding process online or by phone (inventory described)
●	Location mapping in the application
●	Enables push notification to willing local consumers

Connection: Local Shopper Linked to Local Seller

●	Software identifies consumers nearby and matches to local merchants
●	Consumer search/preferences and merchant message matches buyer and seller
●	Merchant-to-consumer voice/text interaction

Direct Transaction: Independent of Xtribe Platform

●	Merchant and customer meet, exchange product/service info
●	Terms are mutually agreed upon and sale is settled via the parties’ preferred payment method

Strengthens Community Ties: Local Visibility

●	Relationship established for future consumer needs
●	Works for stores of any size – targeting family owned and small businesses, but applies to local branches of chains

Selling Tools

●	No limit on the number of ads that can be published
●	Ability to post short video ads
●	Ability to sell to multiple users from the same ad
●	Automatic renewal of ads

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●	Active navigation function for easier customer access
●	Greater visibility: up to four ads visible in a single slot of the listings page
●	Specific “Store” pointer on the map
●	Function reserved for real estate agencies to geo-localize properties
●	Ability to create special offers with locked prices and discounts
●	Ability to create limited time offers
●	Ads can be shared on social media platforms and popular social groups (including purchasing groups), enabling viral reach. When a store chooses to share an ad on a social network, the users on that network must download the Xtribe app, at no cost, in order to respond to the ad and interact with the seller, driving app engagement and potential new Xtribe users.
●	Within the app, an Xtribe Store seller can easily create a micro- website for that particular store, complete with a distinct URL, showcasing all of that stores products and services. This micro-website is searchable by search engines and accessible via most popular browsers, providing a seamless shopping experience.

Xtribe Credit

Xtribe Credit is available to both Xtribe Free users and Xtribe Store users and offers a system of credits available for purchase from Xtribe in-app which can then be used to access additional features designed to boost potential sales. Three credit packages are available on a pay-as-you-go basis:

€0.99 – 10 Credits

€2.99 – 50 Credits

€6.99 – 120 Credits

The additional features available through Xtribe Credit are:

Xtribe Showcase Advertising:

The Xtribe Showcase is a low-cost advertising module within the application which highlights products and services geo-locationally through “extreme tagging” whereby a product can be searched for using a variety of keywords. The dedicated “Showcase” tab on the application gives heightened visibility to specific products and services for a limited time in specific geographical areas. Showcase Advertising is available to Xtribe Free users and Xtribe Store users at a cost paid in credits in amounts ranging from 60 credits to 100 credits, depending on the user’s location.

Xtribe Additional Services:

Extra ad slots can be purchased with 5 credits by both Xtribe Free users and Xtribe Store users.

Ads by Xtribe Free users last for 30 days free of charge. Ad renewals and multiple ad renewals are available to Xtribe Store users:

●	Ad renewal of one expiring ad for an additional 30 days with 5 credits
●	Multiple renewals of expiring ads for an additional 30 days with 25 credits

Competition

We encounter competition in our business from numerous sources. Our users can list, sell, buy, and pay for similar items and services through a variety of competing online, mobile and offline sources. These include, but are not limited to, retailers, distributors, liquidators, import and export companies, auctioneers, catalog and mail-order companies, directories, search engines, commerce participants (consumer-to-consumer, business-to-consumer and business-to-business), shopping channels and other networks. As our product and service offerings on the app continue to broaden into new categories of items and new commerce formats, we expect to face additional competition from other online, mobile and offline channels for those new offerings. We compete on the basis of product and services offerings.

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For more information regarding competitive factors impacting our business, see the information in “Risk Factors” under the caption “Substantial and increasingly intense competition worldwide in ecommerce may harm our business.”

Seasonality

We expect transaction activity patterns on app to mirror general consumer buying patterns.

Sales and Marketing

We have invested and will continue to invest in marketing our products and services to grow our brand and help build community around the world. We use several marketing strategies to maximize user acquisition, engagement and retention: traditional marketing including television advertising campaigns, print and OOH (out of home) campaigns (i.e., billboards, subway ads, flyers at street events, etc.) and digital marketing campaigns involving social media, user acquisition campaigns, influencers and bloggers. For our Xtribe Store division we employ call center and representative teams who conduct highly targeted campaigns to market the Xtribe app.

Customers

At present, all of Xtribe’s customers are located in Italy. Xtribe’s customer strategy includes focusing first on large metropolitan areas such as Milan, Rome and Naples, and then expand to smaller cities. Approximately 60% of Xtribe’s customers are located in northern Italy, 25% in central Italy and 15% in southern Italy.

Customer concentration is not significant as Xtribe has a large number of individual customers. No one customer represented more than 10% of total revenue for the years ended December 31, 2023 and 2022, respectively.

Technology

Xtribe uses a combination of technologies and services provided by others. We have developed intuitive user interfaces, buyer and seller tools, and database and network applications that help enable our users to reliably and securely use our application. Our technology infrastructure simplifies the storage and processing of large amounts of data, and our infrastructure has been designed around latest generation architectures to reduce downtime in the event of outages or catastrophic occurrences.

In support of our commitment to innovation and a better customer experience, we have been on a multi-year evolution to modernize our app. We plan to implement technologies like artificial intelligence (“AI”), including generative AI , which will allow us to anticipate the needs of buyers and sellers, empowering entrepreneurs looking to grow their business, and making the platform more accessible to everyone. We intend to create highly personalized and inspiring shopping experiences powered by advanced technologies.

For information regarding technology-related risks, see the information in “Risk Factors” under the captions “Our business is subject to online security risks, including security breaches and cyberattacks,” “Systems failures and resulting interruptions in the availability of or degradation in the performance of our websites, applications, products or services could harm our business” and “New laws and increasing levels of regulation in the areas of privacy and protection of user data could harm our business.”

Intellectual Property

We regard the protection of our intellectual property, including our trademarks (particularly those covering the Xtribe name), domain names and trade dress as critical to our success. We intend to aggressively protect our intellectual property rights by relying on federal, state and common law rights in the United States and internationally, as well as a utilizing a variety of administrative procedures. We also rely on contractual restrictions to protect our proprietary rights in products and services. We routinely enter into confidentiality and invention assignment agreements with our employees and contractors and nondisclosure agreements with parties with whom we conduct business to limit access to and disclosure of our proprietary information.

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We routinely pursue registration of our domain names and trademarks in the United States and internationally.

Effective trademark, domain name and trade dress is typically expensive to maintain and may require litigation. We must protect our intellectual property rights and other rights in an increasing number of jurisdictions, a process that is expensive and time consuming and may not be successful.

We have registered our core brands as trademarks and domain names in the United States and internationally and have in place an active program to continue to secure trademarks and domain names that correspond to our brands in markets of interest. If we are unable to register or protect our trademarks or domain names, we could be adversely affected in any jurisdiction in which our trademarks or domain names are not registered or protected.

Employees

As of the date of this proxy statement/prospectus, we had 12 full-time employees in Italy, all of whom are engaged in administrative roles or software development. In addition, Xtribe hires consultants who are engaged in commercial and marketing activities, or operations needed to support such endeavors. All of our full-time employees in Italy are represented by a labor union or covered by a collective bargaining agreement which is required by law in Italy. We consider our relationship with our employees to be good.

Properties

We lease office space located at Via degli Abeti 120, 61122 Pesaro, Italy which consists of approximately 1600 square feet and includes the option to buy the property. We also lease additional office space located at Viale Abruzzi 3, 20131 Milan, Italy. Our corporate headquarters are located at 37-38 Long Acre, London WC2E 9JT, United Kingdom. We believe that our current space is adequate for our needs. We also believe we will be able to obtain additional space, as needed, on commercially reasonable terms.

Legal Proceedings

We are currently not a party to any material legal proceedings. From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors, and there can be no assurances that favorable outcomes will be obtained.

Government Regulation

We believe we are compliant with the European Union’s General Data Protection Regulation as well as with the California Consumer Privacy Act. Additionally, we believe we are compliant with the other domestic and foreign government regulations to which we are subject.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS OF XTRIBE

The following discussion and analysis of Xtribe’s financial condition and results of operations should be read in conjunction with Xtribe’s audited financial statements and the notes related thereto which are included elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” the “Company” or “Xtribe” refer to Xtribe Group, LLC prior to the consummation of the Business Combination. The following discussion and analysis of Xtribe’s financial condition and results of operations should be read in conjunction with Xtribe’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Xtribe’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” in this proxy statement/prospectus.

Overview

XTRIBE P.L.C, a UK Corporation, including its wholly owned subsidiaries (collectively referred to in this section as the “Company”) operates in the sector of mobile application operations. It provides an internally developed smartphone application for the sale, purchase, and rent of new and second-hand objects and services for users with an active geolocation tool which locates all potential customers within the specified geographic target. The application offers both a free version and a paid version, the latter designed for sellers and professionals with above-average needs.

The Company is focused on the improvement of customer awareness, the development of commercial network, and the refinement of the sales process, with plans to expand its current operations in the Italian market to the United States of America and other selected markets in the near future.

The Company was originally registered as a private limited company in the United Kingdom as MEC FOOD (UK) LTD on December 12, 2011. On May 12, 2014, the Company changed its name to XTRIBE Limited. On April 30, 2016, the Company was registered as a public limited company and changed its name to XTRIBE P.L.C.

On March 17, 2017, the Company formed a wholly owned subsidiary, XTRIBE USA Corp. in the state of Delaware. This corporation is responsible for operations in the United States.

On March 9, 2018, the Company formed a wholly owned subsidiary, XTRIBE SUISSE SA (“Xtribe Swiss”) in Switzerland. This corporation is responsible for operations in Switzerland.

On June 5, 2018, the Company acquired 100% of the equity interests in X-SOLUTION S.R.L. This corporation is responsible for operations in Italy.

On December 21, 2021, the Company formed a wholly owned subsidiary, XTRIBE Balkan SHPK (“Xtribe Balkan”) in Albania. This corporation serves as a call center to provide services related to business activities.

In January 2023 the Company entered negotiations to merge with a US Special Purpose Acquisition Company, WinVest Acquisition Corporation.

On March 22, 2023 Xtribe Group LLC, which is wholly owned and a direct subsidiary of the Company, was formed in Delaware. The purpose of Xtribe Group LLC is to consummate a business combination with the SPAC in the United States.

As part of the merger transaction, the Company’s stockholders voted unanimously to dissolve Xtribe Swiss and Xtribe Balkan and to strike-off Xtribe PLC. Xtribe Balkan was dissolved in December 2023. On July 19, 2024, the Swiss authorities approved the dissolution request of Xtribe Swiss, with the official dissolution completed on July 23, 2024. The strike-off of Xtribe PLC is expected to take place in 2025.

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In August 2024, the structure of the business combination was changed and moved to the British Virgin Islands and Xtribe BVI and WinVest BVI were formed to consummate the business combination. On September 15, 2024, Xtribe PLC entered into the Business Combination Agreement with, WinVest BVI, Xtribe BVI and WinVest Acquisition Corporation, pursuant to which, on the Closing Date and effective as of the Acquisition Merger Effective Time, Xtribe BVI will merge with and into WinVest BVI. As a result of the Acquisition Merger, the separate corporate existence of Xtribe BVI will cease, and WinVest BVI will continue as the surviving corporation of the Acquisition Merger whereupon the separate existence of Xtribe BVI will cease, and WinVest BVI will be the surviving entity of the Acquisition Merger. WinVest BVI will then be renamed “Xtribe Holding (BVI) Ltd.”

As a consequence of the contemplated business combination, Xtribe Holding (BVI) Ltd. will become the accounting predecessor and successor of an SEC-registered and Nasdaq-listed company, which will require Xtribe to hire additional staff and implement procedures and processes to address regulatory and customary requirements applicable to public companies. Xtribe expects to incur additional annual expenses for, among other things, directors’ and officers’ liability insurance, director fees, salaries and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees. Xtribe estimates that these incremental costs will amount to between approximately $1.5 million and $2.5 million per year, resulting in materially higher general and administrative expenses in future periods.

The Xtribe Revenue Model

There are three models within the Xtribe platform: Xtribe Free, Xtribe Store and Xtribe Credit. Xtribe Free offers each user the ability to set up a profile on the app, at no cost, in order to locate other users and facilitate communications for the sale, purchase or exchange of goods and services. Xtribe Store offers retail stores and businesses all of the benefits of Xtribe Free, and also allows them, for a fee, to access certain features that are not available to Xtribe Free users. Xtribe Credit is available to both Xtribe Free users and Xtribe Store users and offers the user a system of credits that can be purchased from Xtribe and gives the user access to additional features and greater visibility.

Xtribe Free

Xtribe Free is available to anyone who may want to buy or sell goods or services in a simple and straightforward manner.

Features: Xtribe Free allows a seller to post up to six ads at the same time and the ability to include up to nine photos for each ad. These six ad slots are permanently available to each seller. For example, if a seller has posted six items for sale and one of them is sold, the related ad space automatically becomes available for the seller to offer another item.

Xtribe Store

Xtribe Store meets the needs of shopkeepers and professionals and others who may want to post a greater volume of ads or to carry out multiple transactions at the same time. The monthly cost of the Xtribe Store profile in the Italian market is €33.90 charged monthly and may be canceled any time. Discounts are available for 3, 6 and 12 months commitments.

With the same ease of use and level of interaction as the basic profile, the Xtribe Store profile provides users with customized features for small and medium sized businesses as well as microbusinesses.

The revenue model is discussed extensively elsewhere in this document.

Strategic Outlook

We believe that the connectivity between by buyers and sellers, the geolocation attributes, and the multilingual capabilities of our application will provide the source for our success in a currently underutilized market. As our registered user base grows, we intend to hire additional information technology staff to maintain our product offerings and develop new products to increase our market share.

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We believe that our near-term success will depend particularly on our ability to develop customer awareness and confidence in our application. Since we have limited capital resources, we will need to closely manage our expenses and conserve our cash by continually monitoring any increase in expenses and reducing or eliminating unnecessary expenditures. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies at an early stage of development, particularly given that we operate in new and rapidly evolving markets, that we have limited financial resources, and face an uncertain economic environment. We may not be successful in addressing such risks and difficulties.

As we have not realized any revenues since our inception, we have financed our operations through private offerings of debt and equity securities.

Since our inception, we have focused on developing and implementing our business plan. We believe that our existing cash resources will not be sufficient to sustain our operations during the next twelve months. We currently need to generate sufficient revenues to support our cost structure to enable us to pay ongoing costs and expenses as they are incurred, finance the development of our platform, and execute the business plan. If we cannot generate sufficient revenue to fund our business plan, we intend to seek to raise such financing through the sale of debt and/or equity securities. The issuance of additional equity would result in dilution to existing shareholders. If we are unable to obtain additional funds when they are needed or if such funds cannot be obtained on terms acceptable to us, we will be unable to execute upon the business plan or pay costs and expenses as they are incurred, which would have a material, adverse effect on our business, financial condition and results of operations.

Even if we are successful in generating sufficient revenue or in raising sufficient capital in order to complete the platform, our ability to continue in business as a viable going concern can only be achieved when our revenues reach a level that sustains our business operations. There can be no assurance that we will raise sufficient proceeds, or any proceeds, for us to implement fully our proposed business plan. Moreover there can be no assurance we will generate revenues sufficient to fund our operations. In either such situation, we may not be able to continue our operations and our business might fail.

Basis of preparation

Revenue

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), which requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company recognizes revenue when its performance obligations with its customers have been satisfied. To determine revenue recognition for contracts that the Company determines are within the scope of ASC 606, it performs the following five steps:

1.	Identify the contract(s) with a customer.
2.	Identify the performance obligations in the contract.
3.	Determine the transaction price.
4.	Allocate the transaction price to the performance obligations in the contract.
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company only has revenue from customers and its primary source of revenue is from subscriptions to the Company’s smartphone application. The Company’s standard subscription contracts have a duration that range from one month to one year and are billed in advance on a monthly basis. The Company recognizes revenue when the performance obligations are satisfied by transferring the control to the customer, which generally occurs when the customer is granted access to the paid version of the application upon payment. In addition, contracts typically do not contain variable consideration as the contracts include stated prices.

Research and development costs

In accordance with ASC 730, Research and Development, research and development costs are expensed when incurred. Software development costs for the years ended December 31, 2023, and 2022 were $122,006 and $111,406, respectively.

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Income taxes

The Company follows ASC 740, Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Tax years from 2015 through 2023 remain subject to examination by major tax jurisdictions.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more-likely-than-not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions based on a two-step process in which (1) management determines whether it is more-likely-than-not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. As of December 31, 2023, no accrued interest or penalties are included on the related tax liability line in the Company’s consolidated statements of operations and comprehensive loss.

Leases

The Company accounts for leases in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 842 (“ASC 842”). ASC 842 requires organizations to recognize leased assets and liabilities on the balance sheet. The standard also requires disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases.

The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. The Company has lease agreements which include lease and non-lease components, which the Company accounts for as a single lease component for all leases.

Operating and finance lease right of use (“ROU”) assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The operating lease payments are recognized as lease expense on a straight-line basis over the lease term. The finance lease ROU assets are recognized as amortization expense on a straight-line basis over the lease term. Lease payments included in the measurement of the lease liability are comprised of fixed payments.

Variable lease payments associated with the Company’s leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease payments are presented in the Company’s consolidated statements of operations and comprehensive loss in the same line item as expense arising from fixed lease payments for operating leases.

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Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company applies this policy to all underlying asset categories.

ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate (“IBR”). As most of the Company’s leases do not provide an implicit rate, the Company uses its IBR based on the information available at commencement date in determining the present value of lease payments.

The lease term for all of the Company’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

Foreign currency

The reporting currency of the Company is the United States (U.S.) dollar. The functional currencies for each of the entities in the Company’s consolidation is as follows: XTRIBE P.L.C - British Pound (GBP), XTRIBE USA Corp. - U.S. Dollar (USD), XTRIBE Group L.L.C. - USD, X-SOLUTIONS S.R.L - Euro (EUR), and XTRIBE SUISSE SA - Swiss Franc (CHF). The financial statements in functional currency are translated to U.S. dollars using the closing rate of exchange for assets and liabilities and average rate of exchange for the Company’s consolidated statement of operations and comprehensive loss. The capital accounts are translated at historical rate. Revenues and expenses are translated at average exchange rates during the reporting period. Translation gains and losses are recorded in accumulated other comprehensive income as a component of stockholders’ deficit.

Foreign currency income and losses resulting from the remeasuring of transactions denominated in a currency other than the reporting currency of a particular entity are included in foreign currency transaction gain or loss on the Company’s consolidated statements of operations and comprehensive loss.

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Results of Operations

Comparison of Years Ended December 31, 2023 and 2022

The following table sets forth Xtribe’s results of operations for the years indicated, with line items presented in dollars:

	Years ended December 31,
	2023	2022

Net sales	$17,700	$22,406
Cost of sales	-	23,083
Gross profit (loss)	17,700	(677)

Operating expenses:
General and administrative expenses	2,211,549	1,520,436
Sales and marketing expenses	253,420	1,476,904
Research and development	122,006	111,406
Total operating expenses	2,586,975	3,108,746

Loss from operations	(2,569,275)	(3,109,423)

Interest expense	91,943	53,728

Loss before income tax provision	(2,661,218)	(3,163,151)

Provision for taxes	2,096	4,576

Net loss	$(2,663,314)	$(3,167,727)

Foreign currency translation adjustments	118,292	200,514

Comprehensive loss	$(2,545,022)	$(2,967,213)

Net sales

To date we have not generated material revenues, till now we have mainly destined the capital raised to both develop the technology underpinning the application and close the merge with WinVest Acquisition Corporation. Commencing in 2025, we expect to generate revenue streams through the use, by its registered users, of our fully developed and operational application boosted by a massive marketing campaign. The Company is currently only operating in Italy but plans to expand its operations to the United States and other selected markets in the next 12-24 months.

General and Administrative Expenses

General and administrative expenses increased by $691,113 to $2,211,549 for the year ended December 31, 2023 from $1,520,436 for the year ended December 31, 2022. They are mainly composed by WinVest Acquisition Corporation merge related costs (i.e. financial and legal advisors fees).

Sales and Marketing

Sales and marketing expenses for the years ended December 31, 2023 were $253,420 as compared to $1,476,904 for the year ended December 31, 2022, a decrease of $1,223,484. During 2022 the Company promoted a proof of concept campaign on the Italian market incurring in $975,000 advertising costs.

Provision for taxes

On December 31, 2023, the Company has net operating losses in the United States of approximately $1,178,000, losses in the United Kingdom of approximately $12,910,000, losses in Italy of approximated $100, and losses in Switzerland of approximately $117,000. These losses can be carried forward to offset future taxable income. Deferred tax assets would arise from the recognition of anticipated utilization of these net operating losses to offset future taxable income.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible. Management considered projected future taxable income and tax planning strategies in making this assessment. The value of the deferred tax assets was offset by a valuation allowance, due to the current uncertainty of the future realization of the deferred tax assets.

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The following table sets forth Xtribe’s balance sheets for the years indicated, with line items presented in dollars:

	Years ended December 31,
	2023	2022

Current assets	$1,096,283	$435,640
Non-current assets	278,061	377,620
Total assets	1,374,344	813,260

Current liabilities	5,197,795	3,817,536
Non-current liabilities	7,804,160	6,078,313
Total liabilities	13,001,955	9,895,849

Stockholders’ deficit	(11,627,611)	(9,082,589)

Total liabilities and stockholders’ deficit	$1,374,344	$813,260

Current assets

Current assets are mainly composed by receivables. During 2023 the Company advanced to the Sponsors of WinVest Acquisition Corporation an aggregate amount of $863,800 to settle certain transaction expenses.

Non-current assets

Non-current assets are primarily made by right of use in connection with two office lease agreements in Italy.

Current liabilities

Current liabilities are mainly composed by trade payables, personnel related liabilities and related parties borrowings. The increase from 2022 is principally due to the loan granted by the Company CEO in connection with the financing of the Sponsors of WinVest Acquisition Corporation (see above).

Non-current liabilities

As anticipated the Company mainly funds its operation through either related parties’ (primarily the CEO) loans or equity. Non-current liabilities breakdown as of December 31, 2023 and 2022 is presented in the following table:

	XTRIBE P.L.C. and Subsidiaries Consolidated Balance Sheets
	December 31, 2023	December 31, 2022
Due to related parties	6,466,319	5,201,157
Bank financing and other third-party financing net of current portion	883,968	406,003
Deferred tax liabilities	1,237	1,194
Deferred revenue, net of current portion	-	4,254
Lease liabilities, net of current portion (Finance)	181,424	192,915
Lease liabilities, net of current portion (Operating)	180,509	208,708
Other noncurrent liabilities	90,703	64,082
Total liabilities	13,001,955	9,895,849

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2023 growth of $1,725,847 is mainly due to the increase in loans from related parties (the CEO) needed to fund the Company’s operations and to the extension, till May 2025, of certain convertible notes issued by Xtribe P.L.C. that, in 2022, were classified within current liabilities as their initial maturity date was May 2023.

Indebtedness

Bank and Other Financing

As of December 31, 2023 and 2022, bank financing and other third-party financing consisted of the following:

	December 31, 2023	December 31, 2022
Overdraft *	$828	$225,358

Loan from bank - current portion *	9,379	6,694
Loan from bank - net of current portion	10,211	16,668
Total loan from bank	19,590	23,362

Convertible loans, current	$50,000	$50,000
Convertible loans, long term	437,599	437,599
Total convertible loans	487,599	487,599
Other loans	$436,158	$389,335

Total	$944,175	$1,125,654

*These balances are included in the bank financing and other third-party financing, current on the accompanying consolidated balance sheets.

Bank financing includes bank overdraft of Xtribe P.L.C. that equals $828 as at December 31, 2023, and of X-Xtribe Italy that equals $225,358 as at December 31, 2022. In 2018, Xtribe Italy entered into an agreement with Cherry Bank (ex. Banco delle Tre Venezie) for the overdraft of current account for a maximum amount of €300,000 with a 3.75% interest rate. The original contract provided that the line of credit could be used until July 31, 2019; however, following the COVID-19 emergency and in accordance with local law decree and regulations, Xtribe requested several extensions for the use of the line of credit until October 2023 when the account was closed. Interest expense for the line of credit for the bank overdraft was $5,310 and $13,822 the years ended December 31, 2023 and 2022.

Additionally, Xtribe Italy entered into a bank loan for a total amount of €25,000 in 2020. The duration of such bank loan is 6 years with a maturity date of May 5, 2026. The bank loan provides that for the first 24 months, Xtribe is only required to pay the interest while the repayment of loan principal begins in July 2022. The interest expense for the bank loan was €360 and €449 for the years ended December 31, 2023 and 2022, respectively.

In 2019, Xtribe P.L.C. issued secured convertible loans to various holders. The secured convertible loans are convertible at the holder’s option into ordinary shares of Xtribe equal to the greater of 75% of the fair market value and in no case shall the conversion price be less than $4.50. These secured convertible loans are secured over Xtribe’s tangible and intangible assets (except patents, patents applications and trademarks) and a security agreement executed by Xtribe granting a seniority interest in these assets. These secured convertible loans include:

A loan from 2G Global Markets DMCC for $50,000, with a 10% interest rate issued on May 29, 2019. The maturity date was originally June 1, 2021. Interest expense was $0 and $5,000 for the years ended December 31, 2023 and 2022. On November 23, 2022 this loan was assumed by the Company’s Chief Executive Officer and had an outstanding balance of $66,875. Loan from Dennis Kromer for $50,000, with a 10% interest rate issued on July 16, 2019. The maturity date was originally June 1, 2021, but was extended through May 23, 2022 and is currently due in full. Interest expense was $5,000 and $5,000 for the years ended December 31, 2023 and 2022.

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The embedded conversion feature represents a beneficial conversion feature, and Xtribe recognized the relative fair value of the beneficial conversion feature of $100,000 as additional paid-in capital and reduced the carrying value of the secured convertible loans. The carrying value has been accreted over the term of the secured convertible loans up to their face value of $100,000. During the years ended December 31, 2023 and 2022, Xtribe recognized $0 and $0, respectively, of interest expense for the accretion of the discount on the secured convertible loans related to the beneficial conversion feature.

On September 29, 2021, Xtribe P.L.C. entered into an unsecured convertible loan with One Swiss Bank SA. The $437,599 unsecured convertible loan has an interest rate of 7% and has a maturity date of May 31, 2023. On March 18, 2024 the maturity date was extended to May 31, 2025. The unsecured convertible loan is convertible at the holder’s option into ordinary shares of Xtribe. The conversion price will be calculated as a 25% discount of the 30 days average price starting from the first stock exchange trading day up to the 30th day. Interest expense was $28,108 and $27,273 for the years ended December 31, 2023 and 2022. On February 23, 2024, this loan was converted into 67,875 shares of Xtribe.

Other loans for $436,158 and $389,335 as of December 31, 2023 and 2022 are non-interest-bearing loans received by Xtribe P.L.C. from third parties with no specific repayment terms.

Loans from stockholders

As of December 31, 2022, Xtribe received various loans, in the amount of $5,678,695, from seven of its stockholders, of which one is Xtribe’s Chief Executive Officer (“CEO”), and another is a relative of the CEO. All loans are non-interest bearing, and repayments of the loans will not be required until Xtribe has adequate funds to remain solvent. As of December 31, 2022, $477,538 was included in due to related parties, current and $5,201,157 was included in due to related parties, non-current in the accompanying consolidated balance sheet.

On April 13, 2023, the CEO purchased loans from other stockholders in the amount of $711,280 and loans from third-party financing in the amount of $313,500. During 2023, the CEO also loaned Xtribe an additional $2,602,873.

On April 20, 2023, the CEO exchanged €5,450,000 of the loans owed by Xtribe to subscribe to €5,450,000 ($5,886,000 as of February 23, 2024) in convertible notes (CRM Atlantic Limited Xtribe Convertible Note 2023), consisting of 54,450,100 EURO notes. The unsecured CRM Atlantic Limited Xtribe Convertible Note 2023 has an interest rate of 7%, a maturity date of May 31, 2023, and is convertible at the holder’s option into ordinary shares of Xtribe at a conversion price of $6.57 per share. On March 18, 2024, the maturity date was extended to May 31, 2025. On February 23, 2024, the CEO converted the CRM Atlantic Limited Xtribe Convertible Note 2023 into 895,687 ordinary shares of Xtribe PLC.

From December 31, 2023 through July 25, 2024, the CEO loaned an additional $2,456,056 to Xtribe. The loans bear no interest and have no stated maturity date.

Liquidity and Capital Resources

From our inception to December 31, 2023, we have funded our operations from borrowings and from the issuance and sale of our ordinary shares. As of December 31, 2023, we had available cash and cash equivalents of $12,624 and an accumulated deficit of $14.4 million.

Our use of cash is to fund both operating expenses, which consist primarily of research and development expenditures related to the Xtribe platform and advertising costs, and the costs/lendings sustained in connection with the proposed Business Combination. We plan to increase our research and development and marketing/advertising expenses substantially for the foreseeable future as we continue the development of our current and future application and offering.

We expect to continue to generate substantial operating losses for the foreseeable future while we will expand operation in Italy and in the U.S. We will continue to fund our operations primarily through utilization of our current financial resources and through additional raises of capital.

If we raise additional capital through public or private equity offerings, the ownership interest of our then-existing shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our shareholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to obtain adequate financing when needed, we may be unable to execute upon the business plan, or may need to pay costs and expenses as they are incurred, which would have a material, adverse effect on our business, financial condition and results of operations.

Cash Flows

The following table summarizes our cash flows for the period presented:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Net cash used in operating activities	$(1,326,406)	$(2,548,479)
Net cash used in investing activities.	(843,382)	(23,121)
Net cash provided by financing activities.	2,073,264	2,389,898
Net (decrease) increase in cash and cash equivalents.	$(19,232)	$16,115

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Net Cash Used in Operating Activities

During the year ended December 31, 2023, net cash used in operating activities was $1.3 million and consisted primarily of research and development, marketing and business combination transaction related expenses, partially offset by an increase in third parties and related parties trade payables.

During the year ended December 31, 2022, net cash used in operating activities was $2.5 million, mainly related to a proof of concept advertising campaign promoted on the Italian market and to business combination related expenses, partially offset by an increase in third parties and payroll related liabilities.

Net Cash Used in Investing Activities

During the year ended December 31, 2023, net cash used in investing activities consisted of loans to third parties partially offset by the net sale of equipment.

During the year ended December 31, 2022, net cash used in investing activities consisted of purchases of equipment.

Net Cash From Financing Activities

During the year ended December 31, 2023, net cash from financing activities was $2.1 million, comprised primarily from loans from related parties.

During the year ended December 31, 2022, net cash from financing activities was $2.4 million, comprised primarily from loans from related parties.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations as of December 31, 2023:

Lease obligations	$401,622
Total contractual obligations	$401,622

Xtribe is obligated under two lease agreements, one finance lease and one operating lease for office spaces located Italy. The term of the lease contracts is six years for both contracts with maturity dates between January and February 2025. For the finance lease, the contract provides that Xtribe has the right to purchase the leased property within 120 days prior to the termination of the contract. For the operating lease, the contract provides that Xtribe has the option to renew the lease for an additional 6-year term, which Xtribe is considered reasonably certain to exercise. For more information on our Leases, please see “Note 6 – Leases,” in the accompanying financial statements. We enter into contracts in the normal course of business with third party service providers and vendors. These contracts generally provide for termination on notice and, therefore, are cancellable contracts and not considered contractual obligations and commitments.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risks in the ordinary course of our business.

Interest Rate Risk

Our cash and cash equivalents consist primarily of highly liquid investments in money market funds and cash on hand and have an original maturity date of 90 days or less. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments.

Foreign Currency Risk

Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in Italy and in the U.S. We are subject to foreign currency transaction gains or losses on our payments denominated in foreign currencies. To date, foreign currency transaction gains and losses have not been material and we have not had a formal hedging program with respect to foreign currency; however, we may consider doing so in the future. A 10% increase or decrease in currency exchange rates would not have a material effect on our financial results.

Off-balance sheet financial arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2024. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Critical Accounting Policies and Significant Judgements and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions about future events that affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenue and expenses. These estimates and assumptions are based on management’s best estimates and judgment. Management regularly evaluates its estimates and assumptions using industry experience and other factors; however, actual results could differ materially from these estimates and could have an adverse effect on our financial statements. Our significant accounting policies are more fully described in the notes to our financial statements elsewhere in this proxy statement/prospectus, we believe that the accounting policies discussed below are most critical to understanding and evaluating our historical and future performance.

Recent Accounting Pronouncements

See Note 2 to our financial statements included elsewhere in this proxy statement/prospectus for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one yet, of their potential impact on our financial condition of results of operations.

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SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2023, and the summary Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2023 presents the combination of (a) the financial information of WinVest (BVI) Ltd., a British Virgin Islands business company (“WinVest BVI”) and a wholly owned subsidiary of WinVest Acquisition Corp., a Delaware corporation (“WinVest”) and Xtribe (BVI), Ltd. a British Virgin Islands business company (“Xtribe BVI”) and a wholly owned subsidiary of Xtribe P.L.C., a public limited company incorporated registered in England and Wales (“Xtribe PLC”) and (b) the assumed PIPE (“private investment in public equity”) and related adjustments described in the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information, and have been prepared in accordance with Article 11 of Regulation S-X.

The summary Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2023 combines the historical balance sheet of WinVest BVI, WinVest and Xtribe PLC on a pro forma basis as if the Business Combination and PIPE, summarized below, had been consummated on December 31, 2023. The summary Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2023 combines the historical statement of operations of WinVest BVI, WinVest, Xtribe BVI and Xtribe PLC for such period on a pro forma basis as if the transaction, summarized below, had been consummated on January 1, 2023, the beginning of the earliest period presented:

●	The conversion of securities and contribution of substantially all assets from Xtribe PLC to Xtribe BVI in exchange for ordinary shares of Xtribe BVI, and sale of one hundred percent of the issued and outstanding ordinary shares of Xtribe BVI to the shareholders of Xtribe PLC;

●	The merger of WinVest and WinVest BVI, with WinVest BVI surviving after the merger (the “Reincorporation Merger”);

●	The merger of Xtribe BVI and WinVest BVI, with WinVest BVI surviving after the merger (the “Acquisition Merger”), and WinVest BVI changing its name to Xtribe Holding (BVI) Ltd., referred to herein as “New WINV”;

●	[The consummation of one or more securities purchase agreements in the PIPE whereby investors will purchase an assumed aggregate of 2.1 million shares of Xtribe BVI Ordinary Shares or WinVest BVI Ordinary Shares for gross proceeds of an estimated $21.0 million, which is the amount projected as necessary to satisfy the minimum closing cash condition of $15.0 million, although WinVest cannot assure you that such plan to raise capital will be successful;] and

●	Upon the closing of the Acquisition Merger, each outstanding ordinary share of Xtribe BVI will be automatically cancelled, extinguished and converted into a number of ordinary shares of New WINV, based on Xtribe BVI’s Equity Value and based on a conversion rate of 0.961 at December 31, 2023.

The summary unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited historical financial statements of each of WinVest and Xtribe PLC and the notes thereto, which are included elsewhere in this proxy/registration statement, as well as the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Xtribe” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of WinVest”.

The following tables present selected pro forma information after giving effect to the Business Combination and Related Transactions presented under the following scenarios:

●	Assuming No Additional Redemption: This presentation assumes that no additional public stockholders of WinVest exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.

●	Assuming Maximum Redemption: This presentation assumes that all WinVest public stockholders holding all 492,333 remaining public shares of WinVest exercise their redemption rights in exchange for their pro rata share of the $5,629,889 held in the trust account.

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The figures in the following tables are presented only as illustrative examples and are based on the scenarios described above, which may be different from the actual amount of redemptions in connection with the Business Combination.

Summary Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2023

	Pro Forma Combined (Assuming No Additional Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Summary Unaudited Pro Forma Condensed Combined
Balance Sheet Data as of December 31, 2023
Total assets	$20,606,189	$17,021,481
Total liabilities	$14,488,396	$15,989,896
Total stockholders’ equity	$6,117,793	$1,031,585

Summary Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2023

	Pro Forma Combined (Assuming No Additional Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Revenue	$17,700	$17,700
Net income (loss)	$(6,166,201)	$(6,166,201)
Net income per share - basic	$(0.40)	$(0.41)
Net income per share - diluted	$(0.40)	$(0.41)
Weighted-average shares outstanding - basic	15,557,203	15,064,870
Weighted-average shares outstanding - diluted	15,557,203	15,064,870

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

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COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA

COMBINED PER SHARE FINANCIAL INFORMATION

The following tables set forth:

●	historical per share information of WinVest for the year ended December 31, 2023;

●	historical per share information of Xtribe PLC for the year ended December 31, 2023; and

●	unaudited pro forma per share information of New WINV for the year ended December 31, 2023, after giving effect to the Acquisition Merger and the Reincorporation Merger (together, the “Business Combination”) and, as follows:

●	Assuming No Additional Redemption: This presentation assumes that no public stockholders of WinVest exercise redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

●	Assuming Maximum Redemption: This presentation assumes that all WinVest public stockholders holding all 492,333 remaining public shares of WinVest exercise their redemption rights in exchange for their pro rata share of the $5,629,889 held in the trust account.

The following tables should be read in conjunction with the summary historical financial information included elsewhere in this joint proxy statement/prospectus, and the historical financial statements of WinVest and Xtribe PLC and the related notes thereto that are included elsewhere in this joint proxy statement/prospectus. The unaudited WinVest and Xtribe PLC pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and the related notes thereto included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma combined net income per share information below does not purport to represent the actual results of operations that would have occurred had the companies been combined during the periods presented, nor does it purport to represent the actual results of operations for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of WinVest and Xtribe PLC would have been had the companies been combined during the periods presented.

			Combined Pro Forma		Xtribe Equivalent Per Share Pro Forma (2)
	Xtribe (Historical)	WinVest Acquisition Corp. (Historical)	Pro Forma Combined (Assuming No Additional Redemption)	Pro Forma Combined (Assuming Maximum Redemption)	Pro Forma Combined (Assuming No Additional Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Book Value per share	$(1.20)	$(5.90)	$0.39	$0.07	$0.37	$0.07
Weighted average shares outstanding of common stock - basic	9,701,000	1,143,123	15,557,203	15,064,870	9,323,474	9,323,474
Weighted average shares outstanding of common stock - diluted	9,701,000	2,875,000	15,557,203	15,064,870	9,323,474	9,323,474
Net income per share of common stock - basic	$(0.27)	-	$(0.40)	$(0.41)	$(0.38)	$(0.39)
Net income per share of common stock - diluted	$(0.27)	(0.04)	$(0.40)	$(0.41)	$(0.38)	$(0.39)

(1)	Book value per share = (Total equity)/common shares outstanding

(2)	The equivalent pro forma basic and diluted per share data for Xtribe PLC. Equivalent per share pro forma is calculated based on expected exchange ratio of 0.961.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Basis of Presentation and Business Combination

The following unaudited pro forma combined condensed consolidated financial statements are based on the separate historical financial statements of WinVest BVI1, WinVest and Xtribe PLC and give effect to the Business Combination, including pro forma assumptions and adjustments related to the Acquisition Merger, as described in the accompanying notes to the unaudited pro forma combined condensed financial statements. The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2023, is presented as if the Acquisition Merger had occurred on December 31, 2023. The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2023 gives effect to the Acquisition Merger, as if it had been completed on January 1, 2023. The historical financial information has been adjusted on a pro forma basis to reflect factually supportable items that are directly attributable to the Acquisition Merger and, with respect to the Condensed Combined Statement of Operations only, expected to have a continuing impact on consolidated results of operations.

1 WinVest BVI was not incorporated until August 30, 2024 and therefore does not have financial information as of December 31, 2023 or for the year ended December 31, 2023.

170

On September 16, 2024, WinVest entered into an amended and restated Business Combination Agreement, by and among, WinVest, WinVest BVI, Xtribe PLC and Xtribe BVI (the “Business Combination Agreement”), pursuant to which WinVest BVI will acquire one hundred percent (100%) of the outstanding equity securities of Xtribe BVI.

Earnout Agreement

At the Closing, each holder of Xtribe BVI’s Ordinary Shares shall be entitled to receive the Earnout Rights (as defined in the Business Combination Agreement). The Earnout Rights consist of the right to receive an aggregate 6,000,000 ordinary shares of New WINV (the “Earnout Shares”). The issuance of the Earnout Shares shall occur as follows, as applicable:

●	upon satisfaction of the First Level Earnout Target (as defined in the Business Combination Agreement), the holders of Earnout Rights shall be entitled to receive 2,000,000 Earnout Shares (the “First Level Earnout Shares”);

●	upon satisfaction of the Second Level Earnout Target (as defined in the Business Combination Agreement), the holders of Earnout Rights shall be entitled to receive 2,000,000 Earnout Shares (the “Second Level Earnout Shares”); and

●	upon satisfaction of the Third Level Earnout Target (as defined in the Business Combination Agreement), the holders of Earnout Rights shall be entitled to receive 2,000,000 Earnout Shares (the “Third Level Earnout Shares”).

Accounting Treatment for the Earnout Arrangement

WinVest BVI has analyzed the accounting treatment for the earnout arrangement and has concluded that the Earnout Rights should not be classified as a liability under ASC 480, Distinguishing Liabilities from Equity (“ASC 480”). Specifically, the earnout agreement does not represent any of the three classes of instruments (discussed in ASC 480-10-25) that would embody an obligation of WinVest BVI. WinVest BVI next evaluated whether the Earnout Rights qualify for the scope exception in ASC 815-10-15-74(a), which states that a reporting entity shall not consider contracts that are both (a) indexed to an entity’s own stock and (b) classified in stockholders’ equity to be classified in its statement of financial position as a liability. This analysis was performed in accordance with the guidance in ASC 815-40. In order to conclude that the Earnout Rights meet this scope exception and whether they should be accounted for as equity under ASC 815-40, it was evaluated whether the Earnout Rights meet both of these requirements. To that extent, WinVest BVI concluded that because the earnout rights do not represent a “fixed-for-fixed” arrangement, they should not be considered indexed to WinVest BVI’s stock. Specifically, the results of the earnout arrangement could result in the issuance of either 0, 2,000,000, 4,000,000 or 6,000,000 Earnout Shares being issued (based on specific milestones being achieved). Therefore, the Earnout Share arrangement should be classified as liability. As the Acquisition Merger is accounted for as a reverse recapitalization, the fair value of the Earnout Share arrangement as of the merger date will be accounted for as a liability transaction as of the closing date of the Acquisition Merger and remeasured to fair value at each balance sheet date in future reporting periods with changes in fair value recorded in Xtribe PLC’s consolidated statement of operations. As of the date of the filing, because such fair value assessment has not been completed, WinVest BVI is not able to quantify the magnitude of any potential adjustments stemming from the earnout agreement.

171

As discussed above, the Acquisition Merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP because Xtribe PLC has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). Under this method of accounting, WinVest will be treated as the “acquired” company for financial reporting purposes. Accordingly, the consolidated assets, liabilities and results of operations of Xtribe PLC will become the historical financial statements of the newly merged company, and WinVest assets, liabilities and results of operations will be consolidated with Xtribe PLC beginning on the acquisition date. For accounting purposes, the financial statements of New WINV will represent a continuation of the financial statements of Xtribe PLC with the Acquisition Merger being treated as the equivalent of Xtribe PLC issuing stock for the net assets of WinVest, accompanied by a recapitalization. The net assets of WinVest will be stated at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the Acquisition Merger will be presented as those of Xtribe PLC in future reports of New WINV. This determination is primarily based on the evaluation of the following facts and circumstances taken into consideration:

●	Pre-business combination stockholders of Xtribe PLC will own a relatively larger portion in New WINV compared to the ownership to be held by the pre-business combination stockholders of WinVest;

●	Xtribe BVI has the right to appoint a majority of New WINV directors;

●	Senior management of Xtribe PLC will comprise the senior management of New WINV; and

●	The operations of Xtribe PLC prior to the transaction will comprise the only ongoing operations of New WINV.

Under the reverse recapitalization model, the business combination will be treated as Xtribe PLC issuing equity for the net assets of WinVest, with no goodwill or intangible assets being recorded.

The Unaudited Pro Forma Condensed Combined Statement of Operations does not include the effects of the costs associated with any integration or restructuring activities resulting from the Business Combination. However, the Unaudited Pro Forma Condensed Consolidated Balance Sheet includes a pro forma adjustment to reduce cash and stockholders’ equity to reflect the payment of certain anticipated Business Combination costs.

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of WinVest BVI, WinVest and Xtribe PLC, adjusted to give effect to the Acquisition Merger and other events contemplated by the Business Combination Agreement. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2023 combines the adjusted balance sheet of WinVest BVI1 and WinVest with the historical Condensed Consolidated Balance Sheet of Xtribe PLC on a pro forma basis as if the Acquisition Merger and the other events contemplated by the Business Combination Agreement, summarized below, had been consummated on December 31, 2023.

The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2023 combines the historical unaudited statements of operations of WinVest BVI1 and WinVest for the year ended December 31, 2023 with the historical Unaudited Condensed Consolidated Statement of Operations of Xtribe PLC for the same respective period, giving effect to the transaction as if the Acquisition Merger and other events contemplated by the Business Combination Agreement had been consummated on January 1, 2023.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

●	the historical audited financial statements of WinVest as of and for the year ended December 31, 2023;

●	the historical audited financial statements of Xtribe PLC as of and for year ended December 31, 2023; and

●	other information relating to WinVest and Xtribe PLC included in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof set forth thereof and the financial and operational condition of WinVest and Xtribe PLC (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of WinVest” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Xtribe”).

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

172

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that WinVest BVI believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. WinVest BVI believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New WINV. The unaudited pro forma combined condensed financial information should be read in conjunction with the historical financial statements and notes thereto of WinVest and Xtribe PLC.

The unaudited pro forma condensed combined information contained herein assumes that WinVest’s stockholders approve the Business Combination. WinVest’s remaining public stockholders may elect to redeem their public shares for cash even if they approve the Business Combination. WinVest cannot predict how many of its public stockholders will exercise their right to have their shares redeemed for cash; however, we are assuming maximum redemption of the remaining 492,333 shares subject to redemption in the preparation of the pro forma condensed combined financial statements.

As a result of the Business Combination, WinVest BVI will acquire Xtribe BVI, subject to the terms of the Business Combination Agreement, and holders of Xtribe BVI Ordinary Shares immediately prior to the effective time of the Acquisition Merger will be entitled to receive 9,323,204 fully paid and non-assessable shares of WinVest BVI Ordinary Shares for which the allocation of such shares is to be allocated to the holders of Xtribe BVI as determined by the Company.

The following table sets forth, on a pro forma unaudited as adjusted basis, as of December 31, 2023, giving effect to the Business Combination and assuming no additional redemptions:

	Shares Outstanding(1)
	Number	Percent
Xtribe PLC stockholders	9,323,204	59.9%
WinVest public shareholders(2)	1,258,999	8.1%
WinVest Sponsor shares	2,875,000	18.5%
PIPE Investors	2,100,000	13.5%
Totals	15,557,203	100.0%

(1)	The table does not include any shares that may be issued upon the exercise of the warrants, conversion of the promissory and extension notes or potential issuance of the earnout shares.

(2)	The WinVest public shareholders amount reflects all redemptions that were made through June 30, 2024.

173

WinVest & Xtribe PLC

Unaudited Pro Forma Condensed Combined Balance Sheet

(In thousands), except per share amounts

As of December 31, 20231

	As of December 31, 2023					As of December 31, 2023			As of December 31, 2023
	WinVest BVI (Historical)	Xtribe (Historical)	WinVest Acquisition Corp. (Historical)	Transaction Accounting Adjustments (Assuming No Additional Redemption)		Pro Forma Combined (Assuming No Additional Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)		Pro Forma Combined (Assuming Maximum Redemption)

ASSETS
Current assets:
Cash and cash equivalents	-	$12,624	$37,946	$5,086,208	A	$19,111,352	$(5,086,208)	K	$15,526,644
				(1,598,740)	B		1,501,500	L
				(4,025,000)	C
				99,814	G
				(1,501,500)	I
				21,000,000	J
Accounts receivable	-	440	$-			440			440
Taxes receivable	-	-	99,814	(99,814)	G	-			-
Due from officer	-	188,540	-			188,540			188,540
Value-added taxes receivable	-	23,350	-			23,350			23,350
Notes receivable	-	863,800	-			863,800			863,800
Prepaid expenses and other current assets	-	7,529	133,117			140,646	-		140,646
Total current assets	-	1,096,283	270,877	18,960,968		20,328,128	(3,584,708)		16,743,420
Non-current assets:
Cash held in Trust Account	-	-	12,453,412	(5,086,208)	A	-	-		-
				(7,367,204)	H
Other assets	-	20,572	-			20,572			20,572
Fixed assets, net	-	8,902	-			8,902			8,902
Right-of-use assets (finance)	-	44,770	-			44,770			44,770
Right-of-use assets (operating)	-	203,817	-			203,817			203,817
Total non-current assets	-	278,061	12,453,412	(12,453,412)		278,061	-		278,061
TOTAL ASSETS	-	$1,374,344	$12,724,289	$6,507,556		$20,606,189	$(3,584,708)		$17,021,481

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT
Accounts payable and accrued expenses	-	$2,326,671	$991,998			$3,318,669	$-		$3,318,669
Payroll related liabilities	-	531,853	-			531,853	-		531,853
Other current liabilities	-	12,258	-			12,258	-		12,258
Bank financing and other third-party financing	-	60,207	-			60,207	-		60,207
Income tax payable	-	-	189,000			189,000	-		189,000
Excise tax payable	-	-	80,443			80,443			80,443
Related party payables	-	2,225,748	225,000			2,450,748			2,450,748
Extension note, related party	-	-	1,195,000	(1,195,000)	I	-	1,195,000.00	L	1,195,000
Promissory note, related party	-	-	306,500	(306,500)	I	-	306,500.00	L	306,500
Deferred revenue	-	1,368	-			1,368			1,368
Lease liabilities (finance)	-	11,491	-			11,491			11,491
Lease liabilities (operating)	-	28,199	-	-		28,199	-		28,199
Total current liabilities	-	5,197,795	2,987,941	(1,501,500)		6,684,236	1,501,500.00		8,185,736
Non-current liabilities:
Due to related parties	-	6,466,319	-	-		6,466,319	-		6,466,319
Bank financing and other third-party financing, net of current	-	883,968	-			883,968			883,968
Deferred tax liabilities	-	1,237	-			1,237			1,237
Deferred revenue, net of current	-	-	-			-	-		-
Lease liabilities, net of current (finance)	-	181,424	-			181,424	-		181,424
Lease liabilities, net of current (operating)	-	180,509	-			180,509			180,509
Other noncurrent liabilities	-	90,703	-			90,703			90,703
Deferred underwriting commissions	-	-	4,025,000	(4,025,000)	C	-			-
Total non-current liabilities	-	7,804,160	4,025,000	(4,025,000)		7,804,160	-		7,804,160
Total liabilities	-	13,001,955	7,012,941	(5,526,500)		14,488,396	1,501,500		15,989,896

COMMITMENTS AND CONTINGENCIES
Temporary equity:
Common stock subject to possible redemption	-	-	12,453,412	(7,367,204)	H	-	-		-
				(5,086,208)	D

Stockholders’ equity (deficit):
Common stock, par value $0.0001, 100,000,000 shares authorized, 2,875,000 issued and outstanding (excluding 1,143,123 shares subject to possible redemption) at December 31, 2023	-	-	288	49	D	1,487			1,487
				1,150	F
Ordinary shares, Series A, $0.034 par value; unlimited shares authorized; 9,701,000 shares issued and outstanding at December 31, 2023	-	329,834	-	10	J	329,844			329,844
Legal reserve	-	1,905	-			1,905			1,905
Additional paid-in capital	-	2,214,030	-	5,086,159	D	19,957,937			19,957,937
				20,999,990	J
				(6,742,352)	E
				(1,150)	F
				(1,598,740)	B
Other comprehensive income		-	-			-			-
Accumulated other comprehensive income	-	189,529	-			189,529	(5,086,208)	K	(4,896,679)
Retained earnings (deficit)	-	(14,362,909)	(6,742,352)	6,742,352	E	(14,362,909)			(14,362,909)
Total stockholders’ equity (deficit)	-	(11,627,611)	(6,742,064)	12,034,056		6,117,793	(5,086,208)		1,031,585
TOTAL LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY (DEFICIT)	-	$1,374,344	$12,724,289	$6,507,556		$20,606,189	$(3,584,708)		$17,021,481

1 WinVest BVI was incorporated on August 30, 2024 and therefore did not have any financial information as of December 31, 2023.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments included in the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2023, are as follows:

(A)	Reflects the reclassification of cash and securities to cash under the no redemption scenario.

(B)	Represents preliminary estimated direct and incremental transaction costs to be incurred. These costs are accounted for a reduction in the combined cash account with a corresponding reduction in additional paid-in capital consistent with the treatment described in SEC Staff Accounting Bulletin Topic 5.A. These transaction costs will not recur in the Company’s income beyond 12 months after the transaction.

(C)	Reflects the settlement of the deferred underwriting fee.

(D)	Reflects the reclassification of common stock subject to possible redemption to permanent equity.

(E)	Represents recapitalization of WinVest’s historical accumulated deficit.

(F)	Represents recapitalization of historical amounts.

(G)	Represents the reversal of taxes receivable in connection with WinVest’s state income tax obligations. The Delaware state income taxes were amended, and a refund was received in 2024.

(H)	On June 3, 2024, WinVest held a special meeting of stockholders (the “Special Meeting”). In connection with the stockholders’ vote at the Special Meeting, 650,790 public shares were tendered for redemption. As a result, $7,367,204 million (approximately $11.32 per share) was removed from WinVest’s Trust Account to pay such holders.

(I)	Represents settlement of extension note – related party and promissory note – related party.

(J)	[Represents an estimated $21.0 million in PIPE proceeds to satisfy the minimum cash closing condition of $15.0 million. The parties intend to use their commercially reasonable efforts to obtain commitments whereby PIPE investors will purchase an aggregate of 2.1 million shares of [Xtribe BVI Ordinary Shares or WinVest BVI Ordinary Shares] through the PIPE, pursuant to the terms of one or more WinVest Subscription Agreements or Xtribe Subscription Agreements, with such PIPE to be consummated prior to or substantially concurrently with the consummation of the Business Combination.]

(K)	Represents full redemption of the WinVest shares subject to redemption under the full redemption scenario based on total cash and equivalents as of December 31, 2023, less transaction costs including deferred underwriting fees of $4,025,000 and estimated transaction costs of $1,598,740.

(L)	Reflects the reversal of the payments on the settlement of the convertible and promissory notes, in (H), as after the maximum redemption scenario there would not be sufficient cash on hand to pay off these notes.

174

WinVest BVI & Xtribe BVI

Unaudited Pro Forma Condensed Combined Statement of Operations

(In thousands, except per share amounts)

For the Year Ended December 31, 20231

	For the Year Ended December 31, 2023				For the Year Ended December 31, 2023		For the Year Ended December 31, 2023
	Xtribe (Historical)	WinVest Acquisition Corp. (Historical)	Transaction Accounting Adjustments (Assuming No Additional Redemption)		Pro Forma Combined (Assuming No Additional Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)	Pro Forma Combined (Assuming Maximum Redemption)

Revenue:
Revenue	$18	$-	$-		$18	$-	$18
Operating costs and expenses:
Operating expenses	-	1,765	-		1,765		1,765
General and administrative	2,212	-	-		2,212	-	2,212
Sales and marketing	253	-	-		253	-	253
Research and development	122	-	-		122	-	122
Transaction costs	-	-	1,599	BB	1,599	-	1,599
Total operating costs and expenses	2,587	1,765	1,599		5,951	-	5,951

Loss from operations	(2,569)	(1,765)	(1,599)		(5,933)	-	(5,933)
Other income (expense):
Interest income	-	757	-		757	-	757
Interest expense	(92)	(7)	(757)	AA	(856)	-	(856)
Total other income (expense)	(92)	750	(757)		(99)	-	(99)
Net income (loss)	(2,661)	(1,015)	(2,356)		(6,032)	-	(6,032)
Income tax provision	(2)	(132)	-		(134)	-	(134)
Net income (loss)	$(2,663)	$(1,147)	$(2,356)		$(6,166)	$-	$(6,166)

Other comprehensive income:
Foreign currency translation adjustments	118	-	-		118	-	118
Comprehensive loss	$(2,545)	$(1,147)	$(2,356)		$(6,048)	$-	$(6,048)

					Assuming No Additional Redemptions		Assuming Maximum Redemptions
Weighted common shares outstanding - basic	9,701,000	1,535,014			34,197,203		33,704,870
Weighted common shares outstanding - diluted	9,701,000	2,875,000			34,197,203		33,704,870
Basic net income (loss) per share	$(0.27)	$-			$(0.18)		$(0.18)
Diluted net income (loss) per share	$(0.27)	$(0.40)			$(0.18)		$(0.18)

						492,333

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023, are as follows:

1 WinVest BVI was incorporated on August 30, 2024 and therefore did not have any financial information for the year ended December 31, 2023.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The were no material pro forma adjustments included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2023, except for the following:

(AA)	Represents the elimination of interest income earned on investments held in the Trust Account.

(BB)	Represents preliminary estimated direct and incremental transaction costs to be incurred. These transaction costs will not recur in the Company’s income beyond 12 months after the transaction.

175

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation and Accounting Policies

The Acquisition Merger is expected to be accounted for as a reverse recapitalization in accordance with GAAP because Xtribe PLC has been determined to be the accounting acquirer under ASC 805. Under this method of accounting, WinVest will be treated as the “acquired” company for financial reporting purposes. Accordingly, the consolidated assets, liabilities and results of operations of Xtribe PLC will become the historical financial statements of the newly merged company and WinVest assets, liabilities and results of operations will be consolidated with Xtribe PLC beginning on the acquisition date. For accounting purposes, the financial statements of New WINV will represent a continuation of the financial statements of Xtribe PLC with the Acquisition Merger being treated as the equivalent of Xtribe PLC issuing stock for the net assets of WinVest, accompanied by a recapitalization. The net assets of WinVest will be stated at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the Acquisition Merger will be presented as those of Xtribe PLC in future reports of New WINV. WinVest BVI has also considered the provisions of ASC 805 and section 12100 of the SEC’s Financial Reporting Manual (the “FRM”) in making the statements that the transaction is intended to be accounted for as a reverse recapitalization and that WinVest BVI believes Xtribe PLC is the accounting acquirer under both a no redemption and a maximum redemption scenario.

Upon consummation of the Acquisition Merger, New WINV will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New WINV.

2.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of New WINV upon consummation of the Acquisition Merger in accordance with GAAP. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Acquisition Merger occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Acquisition Merger and the other related events contemplated by the Business Combination Agreement are expected to be used for general corporate purposes. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of New WINV following the completion of the Acquisition Merger. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. WinVest and Xtribe PLC have not had any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information contained herein assumes that the WinVest stockholders approve the Business Combination. Pursuant to its existing charter, WinVest will provide stockholders the opportunity to redeem the outstanding shares of common stock for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account, which holds the proceeds of WinVest’s IPO, as of two business days prior to the consummation of the transactions contemplated by the Business Combination Agreement (including interest earned on the funds held in the Trust Account, net of taxes) upon the closing of the transactions contemplated by the Business Combination Agreement.

The level of redemptions assumed in the Unaudited Pro Forma Condensed Combined Balance Sheet and Statements of Operations are based on the assumption that there are no adjustments for the outstanding Public Warrants issued in connection with the IPO.

176

The following summarizes the pro forma shares of New WINV issued and outstanding immediately after the Acquisition Merger, presented under the above scenarios:(1)

	Assuming No Additional Redemption		Assuming Maximum Redemption
	Number of Shares	% Ownership	Number of Shares	% Ownership
Xtribe shareholders	9,323,204	60%	9,323,204	61%
WinVest public shareholders	1,258,999	8%	1,012,833	7%
WinVest sponsor shares	2,875,000	18%	2,875,000	19%
[PIPE investors](2)	2,100,000	13%	2,100,000	14%
Total	15,556,203	100%	15,311,037	100%

(1)	The pro forma shares amount does not include shares to be issued upon the exercise of the private and public warrants, conversion of the promissory and extension notes or the potential issuance of the earnout shares.

(2)	[Represents an estimated $21.0 million in PIPE proceeds to satisfy the minimum cash closing condition of $15.0 million.]

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Acquisition Merger occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of New WINV following the completion of the Acquisition Merger. The unaudited pro forma adjustments represent Xtribe PLC’s management’s estimates based on information available as of the dates of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The pro forma basic and diluted income per share amounts presented in the Unaudited Pro Forma Condensed Combined Statement of Operations are based upon the number of New WINV’s shares outstanding, assuming the Business Combination occurred on January 1, 2023.

3.	Loss per share

Loss per share represents the loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2023. As the Business Combination and Related Transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entirety of all periods presented. The Earnout Shares issuable pursuant to the Earnout Rights discussed above have been excluded because the Earnout Shares are contingently issuable or forfeitable and the contingencies have not been resolved.

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2023
	Assuming No Additional Redemption	Assuming Maximum Redemption

Pro forma net loss	$(6,166,201)	$(6,166,201)
Weighted average shares outstanding of common stock - basic	15,557,203	15,064,870
Weighted average shares outstanding of common stock - diluted	15,557,203	15,064,870
Net income per share attributable to common stockholders - basic	$(0.40)	$(0.41)
Net income per share attributable to common stockholders - diluted	$(0.40)	$(0.41)

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4.	Earnout Agreement

As discussed above, at the Closing, each holder of Xtribe BVI’s Ordinary Shares shall be entitled to receive the Earnout Rights. The Earnout Rights consist of an aggregate 6,000,000 Earnout Shares. The issuance of the Earnout Shares shall occur as follows, as applicable:

●	upon satisfaction of the First Level Earnout Target, the holders of Earnout Rights shall be entitled to receive the First Level Earnout Shares;

●	upon satisfaction of the Second Level Earnout Target, the holders of Earnout Rights shall be entitled to receive the Second Level Earnout Shares; and

●	upon satisfaction of the Third Level Earnout Target, the holders of Earnout Rights shall be entitled to receive the Third Level Earnout Shares.

In accordance with Rule 11-02(a)(11)(ii)(B) of Regulation S-X, we are disclosing the fact that the proformas do not include an adjustment related to the Earnout Shares as WinVest BVI does not have the information to determine the fair value of the Earnout Shares at this time. New WINV plans to recognize the fair value of the Earnout Shares in the first set of financial statements of New WINV subsequent to the consummation of the Acquisition Merger. Further, WinVest BVI does not believe that including the fair value of the Earnout Shares in the proforma financial statements would be material to a reasonable investor voting.

DESCRIPTION OF SECURITIES AFTER THE BUSINESS COMBINATION

The following summary of the material terms of New WINV securities is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the Proposed Articles of Association in its entirety for a complete description of the rights and preferences of our securities, attached as Annex B to this proxy statement/prospectus. The summary below is also qualified by reference to the provisions of the BVI Business Companies Act (as revised) (the “Companies Law”).

General

New WINV will be a company incorporated in the British Virgin Islands as a BVI business company (with company number 2157117) with a registered office at Clarence Thomas Building, Road Town, Tortola, British Virgin Islands, and our affairs will be governed by our amended and restated Memorandum and Articles of Association and the laws of the British Virgin Islands. For the purposes of the Companies Law, there are no limitations on the business that we may carry on.

Pursuant to our amended and restated Memorandum and Articles of Association, we shall issue registered shares only. We are not authorized to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares. We are currently authorized to issue an unlimited number of shares each with US$0.0001 par value divided into two classes, the Ordinary Share class and the Preferred Share class. Shares may be issued in one or more series of shares as the directors may by Resolution of Directors determine from time to time. As of      , 2024,        New WINV Ordinary Shares are issued and outstanding. No Preferred Shares have been issued.

Ordinary Share Class

Pursuant to our amended and restated Memorandum and Articles of Association, holders of New WINV Ordinary Shares will not have any conversion, pre-emptive or other subscription rights and there will be no sinking fund provisions applicable to the New WINV Ordinary Shares.

Each New WINV Ordinary Share confers upon the shareholder:

(i) the right to one vote on any Resolution of the Members (each as defined therein);

(ii) the right to an equal share in any dividend paid by the Company in accordance with the Companies Act; and

(iii) the right to an equal share in the distribution of the surplus assets of New WINV.

Preferred Share Class

The New WINV Board may, by amendment to the Memorandum of New WINV, from time to time create and constitute (or re-designate, as the case may be), such further class or classes of Preferred Shares (as defined therein) (and designate series within such Preferred Shares) with such name or names and with such preferred, deferred or other rights or such restrictions, whether in regard to voting, dividends, distributions, liquidations or otherwise as the New WINV Board may, by Resolution of Directors (as defined therein) determine (a “Preferred Share Designation”) and as may be permitted by the Companies Law.

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Redeemable Warrants

Each redeemable New Warrant will entitle the registered holder to purchase one half of one New WINV Ordinary Share at a price of $11.50 per whole share, subject to adjustment as discussed below, at any time commencing on the completion of the Business Combination. Pursuant to the Warrant Agreement (as defined below), a warrant holder may exercise its New Warrants only for a whole number of shares. This means that only an even number of New Warrants may be exercised at any given time by a warrant holder. However, except as set forth below, no New Warrants will be exercisable for cash unless we have an effective and current registration statement covering the New WINV Ordinary Shares issuable upon exercise of the New Warrants and a current prospectus relating to such New WINV Ordinary Shares. Notwithstanding the foregoing, if a registration statement covering the New WINV Ordinary Shares issuable upon exercise of the New Warrants is not effective within 90 days from the consummation of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise New Warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. In such event, each holder would pay the exercise price by surrendering the New Warrants for that number of New WINV Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of New WINV Ordinary Shares underlying the New Warrants, multiplied by the difference between the exercise price of the New Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the New WINV Ordinary Shares for the 10 trading days ending on the day prior to the date of exercise. For example, if a holder held 300 New Warrants to purchase 150 New WINV Ordinary Shares and the fair market value on the date prior to exercise was $15.00, that holder would receive 35 shares without the payment of any additional cash consideration. If an exemption from registration is not available, holders will not be able to exercise their New Warrants on a cashless basis. The New Warrants will expire five years from the consummation of the Business Combination at 5:00 p.m., Eastern Standard Time.

We may call the outstanding New Warrants for redemption (including the New WINV Public Warrants and the New WINV Private Placement Warrants), in whole and not in part, at a price of $0.01 per New Warrant:

●	at any time while the New Warrants are exercisable;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

●	if, and only if, the reported last sale price of the shares of New WINV Ordinary Shares equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the New WINV Ordinary Shares underlying such New Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

In the event we elect to redeem the New Warrants, the right to exercise will be forfeited unless the New Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a New Warrant will have no further rights except to receive the redemption price for such holder’s New Warrant upon surrender of such New Warrant.

The redemption criteria for the New Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the New Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the New Warrants.

If we call the New Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise New Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the New Warrants for that number of New WINV Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of New WINV Ordinary Shares underlying the New Warrants, multiplied by the difference between the exercise price of the New Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the New WINV Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of New Warrants. Whether we will exercise our option to require all holders to exercise their New Warrants on a “cashless basis” will depend on a variety of factors including the price of the New WINV Ordinary Shares at the time the New Warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

In addition, if (x) New WINV issues additional New WINV Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination at an issue price or effective issue price of less than $9.50 per New WINV Ordinary Share (with such issue price or effective issue price to be determined in good faith by the New WINV board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Initial Business Combination (net of redemptions), and (z) the fair market value is below $9.50 per share, the exercise price of the New Warrants will be adjusted (to the nearest cent) to be equal to 115% of the fair market value, and the $16.50 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 165% of the fair market value.

The New Warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us (the “Warrant Agreement”). The Warrant Agreement provides that the terms of the New Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding New Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of New WINV Ordinary Shares issuable on exercise of the New Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the New Warrants will not be adjusted for issuances of New WINV Ordinary Shares at a price below their respective exercise prices.

The New Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of New Warrants being exercised. The warrant holders will not have the rights or privileges of holders of the New WINV Ordinary Shares, including any voting rights, until they exercise their New Warrants and receive New WINV Ordinary Shares. After the issuance of New WINV Ordinary Shares upon exercise of the New Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

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Except as described above, no New Warrants will be exercisable for cash and we will not be obligated to issue New WINV Ordinary Shares unless at the time a holder seeks to exercise such New Warrant, a prospectus relating to the New WINV Ordinary Shares issuable upon exercise of the New Warrants is current and the New WINV Ordinary Shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the New Warrants. Under the terms of the Warrant Agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the New WINV Ordinary Shares issuable upon exercise of the New Warrants until the expiration of the New Warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the New WINV Ordinary Shares issuable upon exercise of the New Warrants, holders will be unable to exercise their New Warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the New WINV Ordinary Shares issuable upon the exercise of the New Warrants is not current or if the New WINV Ordinary Shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the New Warrants reside, we will not be required to net cash settle or cash settle the New Warrant exercise, the New Warrants may have no value, the market for the New Warrants may be limited and the New Warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their New Warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.9% of the New WINV Ordinary Shares outstanding. Notwithstanding the foregoing, any person who acquires a New Warrant with the purpose or effect of changing or influencing the control of our company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying New WINV Ordinary Shares and not be able to take advantage of this provision.

No fractional shares will be issued upon exercise of the New Warrants. If, upon exercise of the New Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of New WINV to be issued to the warrant holder.

An exchange offer made to the holders of both the New WINV Public Warrants and the New WINV Private Placement Warrants on the same terms will not constitute an amendment requiring consent of any warrant holder.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Our corporate affairs are governed by our amended and restated Memorandum and Articles of Association and by the Companies Law. The Companies Law contains many English law principles but does not follow recent English law statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders. A brief discussion of the procedure for mergers and similar arrangements in the British Virgin Islands also follows.

There have been few, if any, court cases interpreting the Companies Law in the British Virgin Islands, and we cannot predict whether British Virgin Islands courts would reach the same conclusions as U.S. courts. Therefore, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law might. The following table provides a comparison between the statutory provisions of the Companies Law and the Delaware General Corporation Law relating to shareholders’ rights.

British Virgin Islands		Delaware

Shareholder Meetings

●	Shall be held at a time and place as designated in the articles of association. Our Articles of Association provide that our board of directors may designate such time and place as to which the shareholders’ meeting will be held.	●	Shall be held at such time or place as designated in the certificate of incorporation or the by-laws, or if not so designated, as determined by the board of directors.

●	May be held within or outside of the British Virgin Islands	●	May be held within or outside of Delaware

●	Notice:	●	Notice:

	○ Whenever shareholders are required to attend a shareholders’ meeting, written notice shall be provided to the shareholders by the Company, stating the location, date and time of the meeting and indicate the general nature of the business of any such meeting.		○ Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

	○ A copy of the notice of any meeting shall be given personally or sent by mail or electronic form as designated in the Articles of Association.		○ Written notice shall be given not less than 10 nor more than 60 days before the meeting.

○ Notice of not less than 7 days before the meeting

Shareholders’ Voting Rights

●	Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing and is signed by a majority of the shareholders entitled to vote if permitted by the articles of association. Our Articles of Association provide for such consent in writing, provided that if any such resolution is adopted otherwise than by the unanimous written consent of all shareholders, a copy of such resolution shall as soon as reasonably practicable be sent to all shareholders not consenting to such resolution of shareholders.	●

Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.

Pursuant to WinVest’s Current Charter, subsequent to the consummation of the IPO, any action required or permitted to be taken by the WinVest stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the WinVest stockholders.

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British Virgin Islands		Delaware

●	Any person authorized to vote may authorize another person or persons to act for him by proxy if permitted by the articles of association. Our Articles of Association permit such proxies.	●	Any person authorized to vote may authorize another person or persons to act for him by proxy.

●	Quorum is as designated in the Articles of Association. Quorum in our Articles of Association is determined by the shareholders representing not less than one-half of the votes of the shares entitled to vote on resolutions of members to be considered at the meeting being present at the meeting.	●	For stock corporations, certificate of incorporation or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

●	The amended and restated memorandum and articles of association may provide for cumulative voting in the election of directors. Our Articles of Association do not provide for cumulative voting.	●	The certificate of incorporation may provide for cumulative voting.

●	Changes in the rights of shareholders of any class of shares as set forth in the amended and restated Memorandum and Articles of Association require approval of at least 50% of the shareholders of the issued shares of that class and 50% of the shareholders of any other class of shares which may be affected by such changes.

Directors

●	Board must consist of at least one director. Our Articles of Association provide that there shall be no less than two directors for a quorum necessary for the transaction of the business of the directors to be present, unless the total number of directors is one, in which case the quorum shall be one.	●	Board must consist of at least one member.

●	Maximum number of directors can be changed by an amendment to the articles of association. Our Articles of Association do not provide for a maximum number.	●	Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate.

●	If the board of directors is authorized to change the number of directors actually appointed, provided that the number still falls within the maximum and the minimum number of directors as set out in the articles of association, it can do so provided that it complies with the procedure set out in the articles of association. Our Articles of Association permit our board to appoint additional directors.

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British Virgin Islands			Delaware

Fiduciary Duties

●	In summary, directors and officers owe the following fiduciary duties:		●	Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the corporation as a whole.

	○	Duty to act honestly and in good faith in what the directors believe to be in the best interests of the company as a whole;	●	Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.

	○	Duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose or in a manner that contravenes the Companies Law or the Memorandum and Articles of Association;	●	Decisions made by directors and officers on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation will be protected by the “business judgment rule.”

	○	Directors should not improperly fetter the exercise of future discretion;

	○	Duty to exercise powers fairly as between different groups of shareholders;

	○	Duty not to put himself in a position of conflict between their duty to the company and their personal interests; and

	○	Duty to exercise independent judgment.

●	In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as “a reasonably diligent person having both:

	○	the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company, and

	○	the nature of the company, the nature of the decision and the position of the director and the responsibilities undertaken.

●	As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of his position. However, in some instances a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the articles of association or alternatively by shareholder approval at general meetings.

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British Virgin Islands			Delaware

Shareholders’ Derivative Actions

●	Generally speaking, the company is the proper plaintiff in any action. Derivative actions brought by one or more of the registered shareholders may only be brought with the leave of the High Court where the following circumstances apply:		●	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

	○	Those who control the company have refused a request by the shareholders to bring the action, diligently continue or defend or discontinue the proceedings, as the case may be;	●	Complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort.

	○	Those who control the company have refused to do so for improper reasons such that they are perpetrating a “fraud on the minority” (this is a legal concept and is different to “fraud” in the sense of dishonesty);	●	Such action shall not be dismissed or compromised without the approval of the Chancery Court.

	○	a company is acting or proposing to act illegally or beyond the scope of its authority;	●	Shareholders of a Delaware corporation that redeemed their shares, or whose shares were canceled in connection with dissolution, would not be able to bring a derivative action against the corporation after the shares have been redeemed or canceled.

	○	the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained;

	○	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

	○	it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders or members as a whole.

●	Once a shareholder has relinquished his, her or its shares (whether by redemption or otherwise), it is generally the case that they could no longer bring a derivative action as they would no longer be a registered shareholder.

Material Differences in British Virgin Islands and Delaware Law

We believe that the material differences between British Virgin Islands and Delaware corporate law are as follows:

●	Shareholder Notice. Delaware law requires written notice of shareholders meetings of between 10 and 60 days. British Virgin Islands law permits a company give shareholders 7 days’ notice of any shareholders’ meeting. Our amended and restated memorandum and articles of Association provide that we must give shareholders 10 days’ (exclusive of the date that notice is given and the date on which event for which notice is given is to take effect) notice of shareholders meetings, which is equivalent to what is required by Delaware law.

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●	Quorum. Delaware law requires a minimum quorum of one-third of the issued and outstanding shares for a shareholders meeting, whereas British Virgin Islands law enables a company’s articles of association to designate the minimum quorum requirements. Our amended and restated memorandum and articles of association provide that a quorum consists of shareholders representing not less than one-half of the votes of the shares entitled to vote on resolutions of members to be considered at the meeting.

●	Shareholder Derivative Suits. Delaware generally allows shareholders to commence derivative actions in their own name. Under British Virgin Islands law, derivative actions are normally instituted by a shareholder in the name of the company and require leave of the High Court. Accordingly, British Virgin Islands law is more restrictive than Delaware law and shareholders may be restricted from initiating shareholder derivative suits in their own name.

Certain Differences in Corporate Law

Our corporate affairs are governed by our amended and restated memorandum and articles of association and the provisions of applicable British Virgin Islands law, including the Companies Law. The Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law provides for mergers as that expression is understood under United States corporate law. Under the Companies Law, two or more companies may either merge into one of such existing companies (the “surviving company”) or consolidate with both existing companies ceasing to exist and forming a new company (the “consolidated company”). The procedure for a merger or consolidation between the company and another company (which need not be a British Virgin Islands company, and which may be the company’s parent or subsidiary, but need not be) is set out in the Companies Law. The directors of the British Virgin Islands company or British Virgin Islands companies which are to merge or consolidate must approve a written plan of merger or consolidation which, with the exception of a merger between a parent company and its subsidiary, must also be approved by a resolution of a majority of the shareholders who are entitled to vote and actually vote at a quorate meeting of shareholders or by written resolution of the shareholders of the British Virgin Islands company or British Virgin Islands companies which are to merge. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the Companies Law to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The company must then execute articles of merger or consolidation, containing certain prescribed details. The plan and articles of merger or consolidation are then filed with the Registrar of Corporate Affairs in the British Virgin Islands. The Registrar then registers the articles of merger or consolidation and any amendment to the memorandum and articles of the surviving company in a merger or the memorandum and articles of association of the new consolidated company in a consolidation and issue a certificate of merger or consolidation (which is conclusive evidence of compliance with all requirements of the Companies Law in respect of the merger or consolidation). The merger is effective on the date that the articles of merger are registered with the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation.

As soon as a merger becomes effective: (a) the surviving company or consolidated company (so far as is consistent with its memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) in the case of a merger, the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its amended memorandum and articles of association are contained in the articles of merger or, in the case of a consolidation, the memorandum and articles of association filed with the articles of consolidation are the memorandum and articles of the consolidated company; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger or consolidation; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the member, director, officer or agent thereof; as the case may be; or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company. The Registrar shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation.

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If the directors determine it to be in the best interests of the company, it is also possible for a merger to be approved as a Court approved plan of arrangement or scheme of arrangement in accordance with the Companies Law. However, we do not anticipate the use of such statutory provisions because we expect the required terms of the initial business combination will be capable of being achieved through other means, such as a merger or consolidation (as described above), a share exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Poison Pill Defenses. Under the Companies Law there are no provisions, which specifically prevent the issuance of preferred shares or any such other ‘poison pill’ measures. The amended and restated memorandum and articles of association of the Company also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors without the approval of the holders of ordinary shares may issue preferred shares (if such shares have been created and authorized for issue by the Company) that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, as noted above under the Companies Law, a director in the exercise of his powers and performance of his duties is required to act honestly and in good faith in what the director believes to be the best interests of the Company.

Directors. Our directors are appointed by our shareholders and are subject to rotational retirement every two years. The initial terms of office of the Class I and Class II directors have been staggered over a period of two years to ensure that all directors of the company do not face re-election in the same year. However, the directors may by resolution appoint a replacement director to fill a casual vacancy arising on the resignation, disqualification or death of a director. The replacement director will then hold office until the next annual general meeting at which the director he replaces would have been subject to retirement by rotation. Under our amended and restated memorandum and articles of association, a director may not be removed from office by a resolution of our shareholders prior to the consummation of our business combination. There is nothing under the laws of the British Virgin Islands, which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors. Our amended and restated memorandum and articles of association do not provide for cumulative voting for such elections.

There are no share ownership qualifications for directors. Meetings of our board of directors may be convened at any time by any of our directors.

A meeting of our board of directors will be quorate if at least a majority of the directors are present. At any meeting of our directors, each director, by his or her presence, is entitled to one vote. Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the directors present or represented at the meeting. In the case of an equality of votes, the chairman of the meeting shall have a second or deciding vote. Our board of directors also may pass resolutions in writing without a meeting.

Agents. Our board of directors has the power to appoint any person (whether or not a director or other officer of the company) to be an agent of the company except that, as stated in our amended and restated memorandum and articles of association and the Companies Law, no agent shall be given any power or authority to amend the memorandum or the articles of association in place of the directors or members; to designate committees of directors; to delegate powers to a committee of directors; to appoint directors; to appoint an agent; to approve a plan of merger, consolidation or arrangement; or to make a declaration of solvency or to approve a liquidation plan. The resolution of directors appointing the agent may authorize the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent. Our directors may remove an agent and may revoke or vary a power conferred on the agent.

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Indemnification of Directors. Our amended and restated memorandum and articles of association provide that, subject to certain limitations, the company shall indemnify its directors and officers against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. Such indemnity only applies if the person acted honestly and in good faith with a view to what the person believed were in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the memorandum and articles of association, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

Directors and Conflicts of Interest. As noted in the table above, pursuant to the Companies Law and the company’s amended and restated memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

Shareholders’ Suits. Our British Virgin Islands counsel is not aware of any reported class action having been brought in a British Virgin Islands court. The enforcement of the company’s rights will ordinarily be a matter for its directors.

In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the Companies Law. Pursuant to Section 184B of the Companies Law, if a company or director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the provisions of the Companies Law or the memorandum or articles of association of the company, the British Virgin Islands Court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the Companies Law or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the Companies Law a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the British Virgin Islands Court for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

The Companies Law provides for a series of remedies available to shareholders. Where a company incorporated under the Companies Law conducts some activity, which breaches the Act or the company’s memorandum and articles of association, the court can issue a restraining or compliance order. Under the Companies Law, a shareholder of a company may bring an action against the company for breach of a duty owed by the company to him as a member. A shareholder also may, with the permission of the British Virgin Islands Court, bring an action or intervene in a matter in the name of the company, in certain circumstances. Such actions are known as derivative actions. As noted above, the British Virgin Islands Court may only grant permission to bring a derivative action where the following circumstances apply:

●	the company does not intend to bring, diligently continue or defend or discontinue proceedings; and

●	it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

●	When considering whether to grant leave, the British Virgin Islands Court is also required to have regard to the following matters:

-	whether the shareholder is acting in good faith;

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-	whether a derivative action is in the company’s best interests, taking into account the directors’ views on commercial matters;
-	whether the action is likely to proceed;
-	the costs of the proceedings; and
-	whether an alternative remedy is available.

Any member of a company may apply to the British Virgin Islands Court under the Insolvency Act for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

The Companies Law provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10 per cent, or fewer of the issued shares of the company required by the holders of 90 percent, or more of the shares of the company pursuant to the terms of the Act; and (e) a plan of arrangement, if permitted by the British Virgin Islands Court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by a company’s memorandum and articles of association. There are common law rights for the protection of shareholders that may be invoked, largely derived from English common law. Under the general English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of a company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following:

●	a company is acting or proposing to act illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained;

●	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

●	those who control the company are perpetrating a “fraud on the minority.”

Under the law of Delaware, the rights of minority shareholders are similar to that which will be applicable to the shareholders of the company.

Compulsory Acquisition. Under the Companies Law, subject to any limitations in a company’s memorandum or articles, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of such written instruction, the company shall redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. A member whose shares are to be so redeemed is entitled to dissent from such redemption, and to be paid the fair value of his shares, as described under “Shareholders’ Suits” above.

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Share Repurchases and Redemptions. As permitted by the Companies Law and our amended and restated memorandum and articles of association, shares may be repurchased, redeemed or otherwise acquired by us. Depending on the circumstances of the redemption or repurchase, our directors may need to determine that immediately following the redemption or repurchase we will be able to satisfy our debts as they fall due and the value of our assets exceeds our liabilities. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq Capital Market or any other stock exchange on which our securities are listed.

Dividends. Subject to the Companies Law and our amended and restated memorandum and articles of association, our directors may declare dividends at a time and amount they think fit if they are satisfied, on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. No dividend shall carry interest against us.

Rights of Non-resident or Foreign Shareholders and Disclosure of Substantial Shareholdings. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Untraceable Shareholders. Under our amended and restated memorandum and articles of association, we are entitled to sell any shares of a shareholder who is untraceable, as long as: (a) all checks, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (b) we have not during that time or before the expiry of the three-month period referred to in (c) below received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and (c) upon expiration of the 12-year period, we have caused an advertisement to be published in newspapers, giving notice of our intention to sell these shares, and a period of three months or such shorter period has elapsed since the date of such advertisement. The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Transfer of Shares. Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association or contractually agreed, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve.

Inspection of Books and Records. Under the Companies Law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register. A member of a company is entitled, on giving written notice to the company, to inspect: (a) the memorandum and articles; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records referred to in (a) to (d) above.

Subject to the amended and restated memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) or (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the British Virgin Islands Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Dissolution; Winding Up. As permitted by the Companies Law and our amended and restated memorandum and articles of association, we may be voluntarily liquidated under Part XII of the Companies Law by resolution of directors and resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due.

We also may be wound up in circumstances where we are insolvent in accordance with the terms of the Insolvency Act.

EXECUTIVE COMPENSATION OF XTRIBE’S DIRECTORS AND EXECUTIVE OFFICERS

Xtribe

None of Xtribe’s directors received any cash compensation for services rendered to Xtribe during the year ended December 31, 2023. Xtribe’s Chief Executive Officer is compensated through consulting arrangements that Xtribe has with three entities in which Xtribe’s Chief Executive Officer has a material financial interest. For the year ended December 31, 2023, $222,209 was paid and $468,377 was accrued under these arrangements.

The president of Xtribe US has received compensation by way of Xtribe loans through payroll advances. The loans are interest-free with no stated repayment terms. For the year ended December 31, 2023, the amount due from him was $188,540. In addition, Xtribe has accrued $295,746 for wages payable to him as of December 31, 2023. The accruals are included in due to related parties (current) and payroll-related liabilities as of December 31, 2023, on the accompanying consolidated balance sheets. To date, no other executive officers of Xtribe have received any compensation from Xtribe.

New WINV

After the completion of the Business Combination, directors and executive officers of New WINV may be paid salaries or consulting, management or other fees from New WINV, as determined by the Board of Directors of New WINV. Any compensation to be paid to New WINV executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely of independent directors or by a majority of the independent directors on the New WINV Board.

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DIRECTORS AND EXECUTIVE OFFICERS OF NEW WINV

AFTER THE BUSINESS COMBINATION

Set forth below are the names, ages and positions as of the date hereof of Xtribe’s current executive officers and directors as well as the names, ages and positions as of the date hereof of the executive officers and director nominees of New WINV after the Business Combination.

Name	Age	Xtribe Position	New WINV Position

Enrico Dal Monte	38	Chief Executive Officer	Chief Executive Officer
Stojan Dragovich	58	President, Xtribe US	President, Xtribe US
Mattia Sistigu	39	Chief Strategic Officer	[ ]
Luca Bianchini	45	Chief Financial Officer	[ ]
[ ]	[ ]	[ ]	[ ]
[ ]	[ ]	[ ]	[ ]
[ ]	[ ]	[ ]	[ ]
[ ]	[ ]	[ ]	[ ]

Enrico Dal Monte has been our chief executive officer since he co-founded the Company with Mr. Sistigu in May 2014. His responsibilities include management of business operations and investor relations, including capital fundraising. He also serves as business developer to create new business opportunities. Since May 2010, he has also been the Chief Executive Officer of Adopt a Rider, a communication company based in Lugano, Switzerland. Since March 2015, he has also served as a board member of LAMBDA SPA, a laser technology company in Vicenza, Italy. Mr. Dal Monte has a Master’s Degree in Banking and Finance from The University della Svizzera Italiana in Lugano, Switzerland, and Bachelor’s Degree in Business from The University Bocconi in Milan, Italy.

Stojan Dragovich has served as the President of Xtribe US since May 2017. At Xtribe US Corp, Mr. Dragovich oversees every aspect of the development of the U.S. market for Xtribe, including implementation of strategy and overseeing legal, accounting and fiscal matters. Prior to Xtribe, Mr. Dragovich held senior positions at Homeit LLC, the U.S. branch of an Italian consumer product marketer and manufacturer, and headed operations for the Italian regional desk at the World Trade Centers Association. Mr. Dragovich attended The University of Trieste in Trieste, Italy and graduated in International Law and Business (faculty of Economia e Commercio).

Mattia Sistigu co-founded Xtribe with Mr. Dal Monte in May 2014 and has since then served as our Chief Strategic Officer. Since September 2016 he has also been the Co-Founder & C.E.O of Satisfy, a social brand agency in Pesaro Urbino, Italy.

Luca Bianchini has served as our Chief Financial Officer since October 2022. Since November 2021, he has also acted as an outside senior Advisor to KPMG Italy, where he coordinates the execution of corporate valuation projects. Prior to that, he was a member of the corporate finance team at KPMG Advisory Italy from October 2008 to November 2022. Mr. Bianchini has a B.A. in Finance from The University Bocconi in Milan, Italy.

Director Independence

Nasdaq requires that a majority of New WINV’s Board of Directors must be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

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[   ] and [   ] are anticipated to be New WINV’s independent directors. New WINV’s independent directors will have regularly scheduled meetings at which only independent directors are present. Any affiliated transactions will be on terms that New WINV’s Board of Directors will believe are no less favorable to us than could be obtained from independent parties.

Audit Committee

New WINV will establish an audit committee of the Board of Directors, which is anticipated to consist of [  ], [  ], and [  ], who are independent directors under Nasdaq’s listing standards.

[   ] will be the chairperson of the audit committee. The audit committee’s duties, which are specified in New WINV’s Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

Pursuant to Nasdaq rules, the audit committee will at all times be composed exclusively of independent directors who are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, New WINV must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The Board of Directors of New WINV will elect a Board member to the audit committee who qualifies as an “audit committee financial expert,” as defined under the rules and regulations of Nasdaq and the SEC.

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Corporate Governance and Nominating Committee

New WINV will establish a corporate governance and nominating committee of the Board of Directors, which is anticipated to consist of [  ], [  ], and [  ]. [  ] is anticipated to be the chairperson of the corporate governance and nominating committee. The corporate governance and nominating committee is responsible for overseeing the selection of persons to be nominated to serve on New WINV’s Board of Directors. The corporate governance and nominating committee will consider persons identified by its members, management, stockholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Corporate Governance and Nominating Committee Charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the Board of Directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The corporate governance and nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The corporate governance and nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The corporate governance and nominating committee does not distinguish among nominees recommended by stockholders and other persons.

Compensation Committee

New WINV will establish a compensation committee of its Board of Directors, which is anticipated to consist of [  ], [  ], and [  ]. [  ] is anticipated to be the chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Compensation Committee Interlocks and Insider Participation

None of New WINV’s officers will serve, at the time of listing, or in the year prior to the time of listing, as a member of the compensation committee of any entity that has one or more officers serving on New WINV’s Board of Directors.

Code of Ethics

New WINV will adopt a code of conduct and ethics that applies to all of its executive officers, directors and employees. The code of ethics will codify the business and ethical principles that govern all aspects of New WINV’s business.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership of WinVest

The following table sets forth information regarding the beneficial ownership of shares of WinVest Common Stock as of       , 2024, pre-Business Combination and immediately after the consummation of the Business Combination by:

●

each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by WinVest to be the beneficial owner of more than 5% of WinVest Common Stock as of      , 2024 (pre-Business Combination) or of New WINV Ordinary Shares upon the closing of the Business Combination;

●	each of WinVest’s executive officers and directors;

●	each person who will become an executive officer or director of New WINV upon the closing of the Business Combination;

●	all of our current executive officers and directors as a group; and

●	all executive officers and directors of New WINV as a group upon the closing of the Business Combination.

As of the Record Date, WinVest had        shares of WinVest Common Stock issued and outstanding.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, WinVest believes, based on the information furnished to it, that the persons and entities named in the table below have, or will have immediately after the consummation of the Business Combination, sole voting and investment power with respect to all WinVest Common Stock that they beneficially own, subject to applicable community property laws. Any WinVest Common Stock subject to options or Warrants exercisable within 60 days of the consummation of the Business Combination are deemed to be outstanding and beneficially owned by the persons holding those options or Warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Subject to the paragraph above, percentage ownership of outstanding shares is based on        shares of WinVest Common Stock to be outstanding upon consummation of the Business Combination, but does not take into account any Warrants outstanding as of the date hereof. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by WinVest’s existing stockholders in New WINV will be different.

The expected beneficial ownership of New WINV Ordinary Shares post-Business Combination under the header “Post-Business Combination - Assuming No Redemption” assumes none of the shares of WinVest Common Stock having been redeemed.

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				After the Business Combination
	Before the Business Combination				Assuming No Additional Redemption		Assuming 50% Redemptions		Assuming Maximum Redemption
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	% of Outstanding Shares		Number of Shares Beneficially Owned	% of Outstanding Shares		% of Outstanding		% of Outstanding Shares
Five Percent Holders
WinVest SPAC LLC	2,537,424	75.4%								%
Jeff LeBlanc	2,565,424	76.2%
Directors and Executive Officers of WinVest
Manish Jhunjhunwala	53,576	1.6%								%
Mark H. Madden	28,000	*	%
Alok R. Prasad	28,000	*	%
Lawrence L. Kramer	28,000	*	%
Edward J. McGowan	28,000	*	%							%
Dr. Alex Pentland	28,000	*	%							%
Martin Schmidt	28,000	*	%							%
All WinVest Directors and Executive Officers as a Group (seven persons)	221,576	6.6%				%		%		%
Directors & Executive Officers of New WINV After Closing
	-	-				%		%		%
	-	-
	-	-				%		%		%
	-	-
	-	-				%		%		%
	-	-
All Directors and Executive Officers of New WINV as a Group ([●] persons)	-	-				%		%		%

*	Less than 1%.

Beneficial Ownership of Xtribe PLC Ordinary Shares

The following table sets forth information regarding the beneficial ownership of Xtribe PLC Ordinary Shares as of the date of this proxy statement/prospectus by:

●	each person known by Xtribe to be the beneficial owner of 5% or more of the Xtribe PLC Ordinary Shares;

●	each of Xtribe PLC’s current officers and directors; and

●	all of Xtribe PLC’s current officers and directors, as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

The percentage of beneficial ownership of Xtribe PLC Ordinary Shares in the table below is calculated based on 10,943,732 Xtribe PLC Ordinary Shares issued and outstanding as of September 30, 2024.

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Name of Beneficial Owners	Number Beneficially Owned	Percent of Class
Directors and Executive Officers:
Enrico Dal Monte(1)	1,119,948	10.23%
Stojan Dragovich	-	-
Mattia Sistigu(2)	1,235,154	11.29%
Luca Bianchini(3)	*	*
Directors and Executive Officers as a Group (4 persons)	2,355,102	21.52%
5% Holders:
Cristina Burduja(4)	1,068,278	9.76%
Space Fondazione Europea(5)	875,000	8.00%
Brunello Carlo Fabrizio Pianca(6)	807,254	7.38%
Silbiotec UNO SA(7)	726,919	6.60%

* Less than 1%.

(1)	The address for Enrico Dal Monte is Via Circonvallazione 4A 6952 Canobbio - Switzerland.

(2)	The address for Mattia Sistigu is Via Gastone Rigoni 23. 61121 Pesaro – Italy.

(3)	The address for Luca Bianchini is Strada Agà 20 39033 Corvara in Badia – Italy.

(4)	The address for Cristina Burduja is Via Cremignone 4c 6924 Sorengo – Switzerland.

(5)	The securities beneficially owned by Space Fondazione Europea are indirectly beneficially owned by Luca Minna, as the managing member of Space Fondazione Europea. The address for Space Fondazione Europea is Via de Marini, 6 Genova – Italy.

(6)	The address for Brunello Carlo Fabrizio Pianca is Via Stefano Franscini 6 6826 Riva San Vitale – Switzerland.

(7)	The securities beneficially owned by Silbiotec UNO SA are indirectly beneficially owned by Enrico Dal Monte, as the managing member of Silbiotec. The address for Silbiotec UNO SA is Rue Beaumont 17 1219 – Luxemburg.

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RECENT SALES OF UNREGISTERED SECURITIES

The following sets forth information regarding the recent sales of unregistered securities of WinVest as of September 30, 2024.

WinVest

Private Placement Warrants

On September 17, 2021, simultaneously with the consummation of its IPO, WinVest consummated a private placement of 10,000,000 Private Placement Warrants to the Sponsor at a purchase price of $0.50 per Private Placement Warrant, or $5,000,000 in the aggregate. In connection with the exercise of the underwriters’ over-allotment option on September 23, 2021, WinVest consummated a sale of 900,000 Additional Private Placement Warrants to the Sponsor in a private placement for an additional $450,000 in gross proceeds, resulting in total gross proceeds from the sales of $5,450,000. The Private Placement Warrants were issued pursuant to Section 4(a)(2) of the Securities Act as the transactions did not involve a public offering. The Private Placement Warrants are identical to the Public Warrants.

First Extension Note

On December 5, 2022, in connection with the November 2022 Extension Amendment, WinVest issued the First Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $750,000. In the event WinVest does not consummate an initial business combination, the First Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an initial business combination, the Sponsor may elect to convert any portion or all of the amount outstanding under the First Extension Note into private warrants to purchase shares of WinVest Common Stock at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of the IPO. The balance on the First Extension Note as of June 30, 2024 and December 31, 2023 was $750,000. The First Extension Note was issued pursuant to Section 4(a)(2) of the Securities Act as the transaction did not involve a public offering.

Second Extension Note

On June 13, 2023, in connection with the June 2023 Extension Amendment, WinVest issued the Second Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $390,000. In the event WinVest does not consummate an initial business combination, the Second Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an initial business combination, the Sponsor may elect to convert any portion or all of the amount outstanding under the Second Extension Note into private warrants to purchase shares of WinVest Common Stock at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of the IPO. The balance on the Second Extension Note as of June 30, 2024 and December 31, 2023 was $390,000. The Second Extension Note was issued pursuant to Section 4(a)(2) of the Securities Act as the transaction did not involve a public offering.

Third Extension Note

On December 13, 2023, in connection with the November 2023 Extension Amendment, WinVest issued the Third Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $330,000. In the event WinVest does not consummate an initial business combination, the Third Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Third Extension Note as of June 30, 2024 and December 31, 2023 was $330,000 and $55,000, respectively. The Third Extension Note was issued pursuant to Section 4(a)(2) of the Securities Act as the transaction did not involve a public offering.

Fourth Extension Note

On June 12, 2024, in connection with the June 2024 Extension Amendment, WinVest issued the Fourth Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $180,000. In the event WinVest does not consummate an initial business combination, the Fourth Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Fourth Extension Note as of June 30, 2024 and December 31, 2023 was $30,000 and $0, respectively. The Fourth Extension Note was issued pursuant to Section 4(a)(2) of the Securities Act as the transaction did not involve a public offering.

Xtribe

The following sets forth information regarding the recent sales of unregistered securities of Xtribe as of September 30, 2024.

CRM Notes

On May 3 2021, Xtribe issued €7,500,000 convertible notes having a denomination per unit of 100 euros (the “CRM Notes”), at an interest rate of 7%, a maturity date of May 31, 2023 and a conversion right into Xtribe PLC Ordinary Shares, at the holder’s option, at a price calculated as a 25% discount of the 30 days average price starting from the first stock exchange trading day up to the 30th day. On September 29, 2021, One Swiss Bank SA subscribed CRM Notes in the principal amount of €370,000. On February 23, 2024, the holder converted these notes into 67,875 Xtribe PLC Ordinary Shares at a conversion price equal to $6.57. The conversion was determined by the principal plus interest in the amount of €370,000 + €43,000 ($399,600+$46,040 as of February 23, 2024) whilst the conversion price was set applying a 25% discount to the Xtribe value per share implied in financial terms in the proposed business combination with WinVest (as Xtribe is still not listed).

On April 20, 2023, Xtribe’s CEO subscribed additional €5,450,000 CRM Notes exchanging loans owed to him by Xtribe. On February 23, 2024 the CEO converted the €5,450,000 ($5,886,000 as of February 23, 2024) CRM Notes into 895,687 Xtribe PLC Ordinary Shares at a conversion price equal to $6.57 per share.

On March 18, 2024, the maturity date of the outstanding CRM Notes was extended to May 31, 2025.

On July 26, 2024 and August 30, 2024, an aggregate amount of €1,320,000 CRM Notes were subscribed by AIS PCC Ltd.

On August 30, 2024, Xtribe’s CEO subscribed the outstanding €360,000 CRM Notes exchanging loans owed to him by the Company.

On August 31, 2024, the 13,200 CRM Notes held by AIS PCC Ltd. (equivalent to $1,441,442.16 as of August 31, 2024) were converted into Xtribe PLC Ordinary Shares at a conversion price of $6.57 per share, resulting into 219,348 new shares. Concurrently, the CEO of the Company converted the outstanding 3,600 CRM notes (valued $393,120 as of August 31, 2024) into 59,822 Xtribe PLC Ordinary Shares at the same financial conditions.

All CRM Notes were issued in transactions exempt from registration under the Securities Act pursuant to Regulation S promulgated thereunder.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

WinVest Related Person Transactions

Founder Shares

On March 16, 2021, the Sponsor purchased 2,875,000 shares (the “Founder Shares”) of WinVest Common Stock for an aggregate price of $25,000. Prior to the effective date of the registration statement filed in connection with the Initial Public Offering (the “IPO Registration Statement”), WinVest entered into agreements with its directors in connection with WinVest Board service and certain members of its advisory board in connection with their advisory board service for its Sponsor to transfer an aggregate of 277,576 of its Founder Shares to WinVest’s directors for no cash consideration and an aggregate of 60,000 of its Founder Shares to certain members of WinVest’s advisory board for no cash consideration, for a total of 337,576 shares, approximating the fair value of the shares on such date, or $34. The shares were subsequently transferred prior to the effectiveness of the IPO Registration Statement. The Founder Shares do not have redemption rights and will be worthless unless WinVest consummates the Business Combination.

On the effective date of the IPO Registration Statement, the Founder Shares were placed into an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, 50% of the Founder Shares may not be transferred, assigned, sold or released from escrow until the earlier of six months after the date of the consummation of WinVest’s Initial Business Combination and the date on which the closing price of WinVest’s Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the consummation of the Initial Business Combination, and the remaining 50% of the Founder Shares may not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of the Initial Business Combination, or earlier, in either case, if, subsequent to the Initial Business Combination, WinVest completes a liquidation, merger, stock exchange or other similar transaction which results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

Pursuant to that certain Sponsor Support Agreement entered into on May 9, 2024, the Sponsor has agreed to, among other things, vote in favor of the Business Combination Agreement and the Business Combination. In addition, except as otherwise contemplated by the Business Combination Agreement or the Sponsor Support Agreement, the Sponsor agreed not to, without the consent of Xtribe, (a) offer for sale, sell (including short sales), assign, transfer (including by operation of law), tender, create any lien or pledge, assign, dispose of or otherwise encumber (collectively, “Transfer”) any of the Founder Shares or Private Placement Warrants or otherwise agree to do any of the foregoing, (b) deposit any Founder Shares or Private Placement Warrants into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of any Founder Shares or Private Placement Warrants, or take any action that would have the effect of preventing, impeding, interfering with or adversely affecting the Sponsor’s or WinVest’s ability to perform its obligations under the Sponsor Support Agreement or (d) publicly announce any intention to effect any transaction specified in clause (a), (b) or (c).

In connection with the Business Combination, any then issued and outstanding shares of WinVest Common Stock will convert automatically, on a one-for-one basis, into a New WINV Ordinary Share.

Private Placement Warrants

The Sponsor purchased an aggregate of 10,900,000 Private Placement Warrants at a sale price of $0.50 per Private Placement Warrant, or $5,450,000 in the aggregate, in the Private Placement that closed simultaneously with the closing of the Initial Public Offering and the subsequent over-allotment. A portion of the proceeds we received from the purchase equal to $3,450,000 was placed in the Trust Account so that at least $10.10 per share sold to the public in the Initial Public Offering is held in trust.

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Registration Rights

Pursuant to a registration rights agreement signed September 14, 2021 (the “Prior Registration Rights Agreement”), the Initial Shareholders are entitled to certain registration rights with respect to the Founder Shares, the Private Placement Warrants, the warrants issuable upon conversion of working capital loans (if any) and any New WINV Ordinary Shares issuable upon exercise of the foregoing warrants (collectively, the “Registrable Securities”). The holders of a majority in interest of the Registrable Securities are entitled to make up to three demands that WinVest register such securities. Such holders can elect to exercise these demand registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of the Business Combination.

In connection with the Business Combination and pursuant to the Business Combination Agreement, the Prior Registration Rights Agreement will be terminated and replaced at Closing with a Registration Rights Agreement (the “New Registration Rights Agreement”) entered into by and between New WINV, the Key Company Owners and the Initial Shareholders, pursuant to which New WINV will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain New WINV Ordinary Shares and other equity securities of New WINV that are held by the parties thereto from time to time. For further information see the section titled, “Proposal 2 - The Business Combination Proposal - Certain Related Agreements - Registration Rights Agreement.”

Related Party Advances

In order to finance transaction costs in connection with an Initial Business Combination, the Sponsor advanced funds to us totaling $220,317. As of the date of this proxy statement/prospectus, no amounts are outstanding under such advances.

Promissory Notes

On March 16, 2021, we issued an unsecured promissory note to Sponsor, which note was amended on March 27, 2022 (the “March 2021 Promissory Note”), pursuant to which we may borrow up to an aggregate principal amount of $300,000, of which $300,000 was outstanding under the March 2021 Promissory Note as of the date of this proxy statement/prospectus. The March 2021 Promissory Note is non-interest bearing and payable on the date on which we consummate our Initial Business Combination. Our Sponsor may elect to convert any portion or all of the amount outstanding under the March 2021 Promissory Note into private warrants to purchase shares of WinVest Common Stock at a conversion price of $0.50 per warrant, and each warrant will entitle the holder to acquire one-half share of our WinVest Common Stock at an exercise price of $11.50 per whole share, commencing on the date of our Initial Business Combination, and otherwise on the terms of the Private Placement Warrants.

On December 5, 2022, we issued the First Extension Note to our Sponsor, pursuant to which our Sponsor agreed to loan to us up to $750,000 in connection with the extension of the Termination Date. The First Extension Note does not bear interest and matures upon the earlier of (a) the closing of the Initial Business Combination and (b) our liquidation. In the event that we do not consummate an Initial Business Combination, the First Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an Initial Business Combination, our Sponsor may elect to convert any portion or all of the amount outstanding under the First Extension Note into private warrants to purchase shares of WinVest Common Stock, at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants issued to our Sponsor at the time of our Initial Public Offering. The balance on the First Extension Note as of the date of this proxy statement/prospectus is $750,000.

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On June 13, 2023, we issued the Second Extension Note to our Sponsor, pursuant to which our Sponsor agreed to loan us up to $390,000 in connection with the extension of the Termination Date. The Second Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) our liquidation. In the event that we do not consummate an Initial Business Combination, the Second Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of the Initial Business Combination, our Sponsor may elect to convert any portion or all of the amount outstanding under the Second Extension Note into private warrants to purchase shares of WinVest Common Stock at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants issued to our Sponsor at the time of the Initial Public Offering. The balance on the Second Extension Note as of the date of this proxy statement/prospectus is $390,000.

On October 31, 2023, we issued an unsecured promissory note to the Sponsor (the “October 2023 Promissory Note”), pursuant to which we may borrow up to an aggregate principal amount of $1,000,000. The October 2023 Promissory Note does not bear interest and matures upon the closing of the Initial Business Combination. In the event that WinVest does not consummate an Initial Business Combination, the October 2023 Promissory Note will be repaid only from amounts remaining outside of the Trust Account, if any. We have effected drawdowns of $688,700 under the October 2023 Promissory Note through the date of this filing.

On December 13, 2023, we issued the Third Extension Note to our Sponsor, pursuant to which our Sponsor agreed to loan us up to $330,000 in connection with the extension of the Termination Date. The Third Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) our liquidation. In the event that we do not consummate an Initial Business Combination, the Third Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Third Extension Note as of the date of this proxy statement/prospectus was $330,000.

On June 12, 2024, we issued an unsecured promissory note in the principal amount of $180,000 (the “Fourth Extension Note,” and collectively with the First Extension Note, the Second Extension Note and the Third Extension Note, the “Extension Notes”) to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $180,000 in connection with the extension of Termination Date. The Fourth Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Fourth Extension Note as of the date of this proxy statement/prospectus is $120,000.

Through the date of this proxy statement/prospectus, WinVest has effected drawdowns of an aggregate of $1,590,000 under the Extension Notes and caused such sums to be deposited into the Trust Account in connection with the extension of the Termination Date from December 17, 2022 to October 17, 2024. Such amounts will be distributed either to: (i) all of the holders of Public Shares upon WinVest’s liquidation or (ii) holders of Public Shares who elect to have their shares redeemed in connection with (a) the vote to approve the Charter Extension Amendment or (b) the consummation of an Initial Business Combination.

Working Capital Loans

If needed to finance transaction costs in connection with searching for a target business or consummating an intended Initial Business Combination, our initial stockholders, officers and directors or their affiliates or our Sponsor may, but are not obligated to, loan us funds as may be required. In the event that the Initial Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Such loans would be evidenced by promissory notes. The notes would either be paid upon consummation of our Initial Business Combination, without interest, or, at such lender’s discretion, up to $1,000,000 of the notes may be converted upon consummation of our business combination into private warrants at a price of $0.50 per warrant (which, for example, would result in such lender being issued 1,000,000 private warrants at a purchase price of $0.50 per warrant if $500,000 of notes were so converted). We believe the purchase price of the private warrants will approximate the fair value of such warrants when issued. However, if it is determined, at the time of issuance, that the fair value of such private warrants exceeds the purchase price, we would record compensation expense for the excess of the fair value of the private warrants on the day of issuance over the purchase price in accordance with Accounting Standards Codification (“ASC”) 718 - Compensation - Stock Compensation.

Assignment of Certain Notes

Pursuant to the terms of the Business Combination Agreement, and as a condition of Xtribe’s and Xtribe BVI’s obligations to consummate the transactions contemplated thereby, the Sponsor has agreed to assign and deliver to Xtribe BVI the Second Extension Note, the October 2023 Promissory Note and the Third Extension Note (the “Assigned Notes”) in satisfaction of a promissory note by and between the Sponsor, as the maker, and Xtribe, as the holder (the “Sponsor Note”), as further amended, restated and supplemented to reflect any future advances from Xtribe to the Sponsor after the date of the BCA in connection with any increase of the principal amount of the Sponsor Note. The Sponsor Note does not bear interest and matures upon the earlier of the consummation by WinVest of an initial business combination and WinVest’s liquidation. In the event that WinVest does not consummate an initial business combination, the Sponsor Note will be repaid solely to the extent that the Sponsor has funds available to it, and all other amounts will be forfeited, eliminated or otherwise forgiven. Jeff LeBlanc provided a personal guaranty for the payment of the Sponsor Note, which personal guaranty was extinguished upon the signing of the BCA.

As of June 30, 2024, the Company had effected drawdowns of $1,198,700 on the Assigned Notes and the Sponsor had effected drawdowns of $1,366,800 on the Sponsor Note.

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Administrative Support Agreement

WinVest entered into an agreement to pay the Sponsor a monthly fee of $10,000 for office space, secretarial, and administrative support services provided to WinVest beginning in September 2021 and continuing monthly until the earlier of the completion of an Initial Business Combination or WinVest’s liquidation. As of the date of this proxy statement/prospectus, $315,000 is owed to the Sponsor under this agreement.

Director Independence

Nasdaq listing standards require that within one year of the listing of our securities on the Nasdaq Capital Market we have at least three independent directors and that a majority of our board of directors be independent. For a description of the director independence, see “Information about WinVest – Director Independence.”

Xtribe Related Party Transactions

In addition to the various agreements and arrangements discussed in the sections titled “Management of the Company Following the Business Combination” and “Executive Compensation,” the following is a description of each transaction since January 1, 2022 and each currently proposed transaction in which:

●	Xtribe has been or is to be a participant;

●	the amount involved exceeded or exceeds the lesser of (a) $120,000 or (b) one percent of the average of Xtribe’s total assets at year-end for the fiscal years ended December 31, 2023, 2022 and 2021; and

●	any of Xtribe’s directors, executive officers or holders of more than 5% of its capital stock prior to the Business Combination, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Since January 1, 2022, Xtribe has entered into the following agreements that satisfy the above criteria:

Due from an Officer

Xtribe provided loans to one of its officers through payroll advances. The loans are interest-free with no stated repayment terms. As of December 31, 2023, and 2022, the amounts due from the officer was $188,540 and $105,960, respectively.

Accrued Wage Payables to an Officer

Xtribe has accrued $295,746 and $180,746 for wages payable to an officer as of December 31, 2023 and 2022. The accruals are included in due to related parties (current) and payroll-related liabilities as of December 31, 2023 and 2022, respectively, on Xtribe’s consolidated balance sheets.

Consulting Arrangements

Xtribe has consulting arrangements with three other entities in which Xtribe’s Chief Executive Officer (“CEO”) or stockholder have a material financial interest. As of December 31, 2023, and 2022, Xtribe owed a total of $468,377 and $74,399, respectively, to these related parties. These liabilities are included in “due to related parties, current” on Xtribe’s consolidated balance sheets. For the years ended December 31, 2023 and 2022, Xtribe recognized $222,209 and $135,100, respectively, as consulting expenses.

Loans from Stockholders

As of December 31, 2022, Xtribe has received various loans, in the amount of $5,678,695, from seven of its stockholders, of which one is the Xtribe CEO, and another is a relative of the CEO. All loans are non-interest bearing, and repayments of the loans will not be required until Xtribe has adequate funds to remain solvent. As of December 31, 2022, $477,538 was included in “due to related parties, current” and $5,201,157 was included in “due to related parties, non-current” in Xtribe’s consolidated balance sheet.

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On April 13, 2023, Xtribe’s CEO purchased loans from other stockholders in the amount of €646,619 ($711,280) and loans from a third-party financing entity in the amount of €285,000 ($313,500). During 2023, the CEO also loaned Xtribe an additional $2,602,873.

On April 20, 2023, Xtribe’s CEO exchanged €5,450,000 of the loans owed to the CEO by Xtribe to subscribe to a €5,450,000 ($5,886,000 as of February 23, 2024) convertible notes (the “CRM Atlantic Limited Xtribe Convertible 2023 Notes”), consisting of 54,450 100 EURO notes. The unsecured CRM Atlantic Limited Xtribe Convertible 2023 Notes have an interest rate of 7%, an original maturity date of May 31, 2023, and are convertible at the holder’s option into Ordinary Shares of Xtribe at a conversion price of $6.57 per share. On March 18, 2024, the maturity date was extended to May 31, 2025. As of December 31, 2023, the €5,450,000 ($6,022,250) CRM Atlantic Limited Xtribe Convertible 2023 Notes are reflected in “due to related parties, non-current” on Xtribe’s consolidated balance sheet. On February 23, 2024, the Xtribe CEO converted the CRM Atlantic Limited Xtribe Convertible 2023 Notes into 895,687 Xtribe PLC shares.

Policies and Procedures for Related Party Transactions

Upon consummation of the Business Combination, New WINV will adopt a written elated person transaction policy that sets forth the following policies and procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective upon the consummation of the Business Combination.

A “Related Person Transaction” is a transaction, arrangement or relationship in which New WINV or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds the lesser of $120,000 or one percent of the average of New WINV’s total assets at year-end for the last two completed fiscal years, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

●	any person who is, or at any time during the applicable period was, one of New WINV’s officers or one of New WINV’s directors;

●	any person who is known by New WINV to be the beneficial owner of more than five percent (5%) of its voting stock;

●	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than five percent (5%) of its voting stock; and

●	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a ten percent (10%) or greater beneficial ownership interest.

Under the policy, if a transaction has been identified as a Related Person Transaction, including any transaction that was not a Related Person Transaction when originally consummated or any transaction that was not initially identified as a Related Person Transaction prior to consummation, New WINV’s management must present information regarding the Related Person Transaction to New WINV’s audit committee, or, if audit committee approval would be inappropriate, to another independent body of New WINV Board, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the Related Persons, the benefits to New WINV of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, New WINV will collect information that New WINV deems reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable New WINV to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under New WINV’s Code of Conduct that New WINV expects to adopt prior to the closing of this Business Combination, New WINV’s employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering Related Person Transactions, New WINV’s audit committee, or other independent body of New WINV Board, will take into account the relevant available facts and circumstances including, but not limited to:

●	the risks, costs and benefits to New WINV;

●	the impact on a director’s independence in the event that the Related Person is a director, immediate family member of a director or an entity with which a director is affiliated;

●	the availability of other sources for comparable services or products; and

●	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a Related Person Transaction, New WINV’s audit committee, or other independent body of New WINV Board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, New WINV’s best interests and those of New WINV’s stockholders, as New WINV’s audit committee, or other independent body of New WINV Board, determines in the good faith exercise of its discretion.

All of the transactions described in this section were entered into prior to the adoption of this policy.

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LEGAL MATTERS

The validity of the New WINV Ordinary Shares and the New WINV Warrants to acquire New WINV Ordinary Shares will be passed upon by Appleby, LLP, BVI counsel to New WINV, and Haynes and Boone, LLP, New WINV’s U.S. counsel, respectively. Certain legal matters relating to U.S. law will be passed upon for Xtribe by Loeb & Loeb LLP. Certain BVI legal matters will be passed upon for Xtribe by Forbes Hare.

EXPERTS

The consolidated financial statements of WinVest Acquisition Corp as of and for each of the years ending December 31, 2023 and December 31, 2022 appearing in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, which report contains an explanatory paragraph regarding the ability of WinVest to continue as a going concern, and are included in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.

The consolidated financial statements of Xtribe Group, LLC as of and for each of the years ending December 31, 2023 and December 31, 2022, appearing in this proxy statement/prospectus have been audited by Morison Cogen LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.

APPRAISAL RIGHTS AND DISSENTERS’ RIGHTS

Neither WinVest stockholders nor WinVest warrant holders nor WinVest rights holders have appraisal or dissenters’ rights in connection with the Business Combination under the DGCL.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS AND STOCKHOLDER COMMUNICATIONS

Pursuant to the rules of the SEC, we and servicers that we employ to deliver communications to our stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement. Upon written or oral request, we will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement/prospectus may likewise request that we deliver single copies of the proxy statement/prospectus in the future. Shareholders may notify us of their requests by calling or writing to Sodali, our proxy solicitor at:

PROXY SOLICITOR

Sodali & Co

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Tel: (800) 662-5200 (toll-free) or

(banks and brokers can call collect at (203) 658-9400)

Email: WINV.info@investor.sodali.com

Stockholders and interested parties may communicate with the WinVest Board by writing to the WinVest Board at WinVest Acquisition Corp., 125 Cambridgepark Street, Suite 301, Cambridge, Massachusetts 02140. Following the Business Combination, such communications should be sent in care of Xtribe, 37-38 Long Acre, London X0 WC2E 9JT; Attention: Leonardo Bordon.

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TRANSFER AGENT AND REGISTRAR

The transfer agent for our securities is Continental Stock Transfer & Trust Company.

SUBMISSION OF SHAREHOLDER PROPOSALS

The WinVest Board is aware of no other matter that may be brought before the Meeting. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the Meeting.

FUTURE SHAREHOLDER PROPOSALS

Shareholder proposals, including director nominations, for the 2024 annual meeting must be received at our principal executive offices by not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of any immediately preceding annual meeting; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before annual meeting and not later than the later of (x) the close of business on the 90th day before the annual meeting or (y) the close of business on the 10th day following the first day on which we publicly announce the date of the annual meeting, and must otherwise comply with applicable SEC rules and the advance notice provisions of our bylaws, to be considered for inclusion in our proxy materials relating to our annual meeting. You may contact our Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

WHERE YOU CAN FIND MORE INFORMATION

As a foreign private issuer, after the consummation of the Business Combination, New WINV will be required to file its Annual Report on Form 20-F with the SEC no later than four months following its fiscal year end. WinVest files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read WinVest’s SEC filings, including this proxy statement/prospectus, over the internet at the SEC’s website at http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus, or any annex to this proxy statement/prospectus, are qualified in all respects by reference to the copy of the relevant contract or other annex filed with this proxy statement/prospectus.

The SEC allows WinVest and Xtribe to “incorporate by reference” information into this prospectus. This means that WinVest and Xtribe can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus or incorporated by reference subsequent to the date of this prospectus. WinVest and Xtribe incorporate by reference the Business Combination Agreement, a copy of which has been filed as Annex A to this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Meeting, you should contact our proxy solicitation agent at the following address and telephone number:

Sodali & Co

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Tel: (800) 662-5200 (toll-free) or

(banks and brokers can call collect at (203) 658-9400)

Email: WINV.info@investor.sodali.com

If you are a stockholder of WinVest and would like to request documents, please do so by one week prior to the Meeting date, in order to receive them before the Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to WinVest has been supplied by WinVest, and all such information relating to Xtribe has been supplied by Xtribe. Information provided by either the WinVest or Xtribe does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement of WinVest for the Meeting. We have not authorized anyone to give any information or make any representation about the Business Combination, us or Xtribe that is different from, or in addition to, that contained in this proxy statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

202

F-1

WINVEST ACQUISITION CORP.

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

WinVest Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of WinVest Acquisition Corp. (the “Company”) as of December 31, 2023 and 2022, the related statements of operations, changes in stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities on or before April 17, 2024, or make monthly deposits into Company’s trust account and obtain board approval to extend the business combination deadline by an additional two months through June 17, 2024. There is no assurance that the Company will obtain the necessary approvals or raise the additional capital it needs to fund its business operations and complete any business combination prior to April 17, 2024, if at all. The Company also has no approved plan in place to extend the business combination deadline beyond April 17, 2024 and lacks the capital resources needed to fund operations and complete any business combination, even if the deadline to complete a business combination is extended to a later date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2021

Marlton, New Jersey
April 15, 2024

F-3

WINVEST ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	December 31, 2023	December 31, 2022

ASSETS
Current assets:
Cash	$37,946	$88,247
Tax receivable	99,814	-
Prepaid expenses, short-term portion	133,117	277,776
Total current assets	270,877	366,023

Cash and marketable securities held in Trust Account	12,453,412	19,571,562
Total assets	12,724,289	19,937,585

LIABILITIES AND STOCKHOLDERS’ (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	991,998	382,872
Income tax payable	189,000	314,000
Excise tax payable	80,443	-
Related party payables	225,000	107,000
Extension note, related party	1,195,000	125,000
Promissory note, related party	306,500	-
Total current liabilities	2,987,941	928,872
Deferred underwriting commissions	4,025,000	4,025,000
Total liabilities	7,012,941	4,953,872

Commitments and Contingencies (Note 5)

Common stock subject to possible redemption; 1,143,123 and 1,893,113 shares outstanding at redemption values of $10.89 and $10.34 per share as of December 31, 2023 and 2022, respectively	12,453,412	19,571,562

Stockholders’ deficit:
Preferred stock, par value $0.0001, 1,000,000 shares authorized, 0 issued and outstanding	-	-
Common stock, par value $0.0001, 100,000,000 shares authorized; 2,875,000 issued and outstanding(excluding 1,143,123 and 1,893,113 shares subject to possible redemption as of December 31, 2023 and 2022, respectively)	288	288
Additional paid-in capital	-	-
Accumulated deficit	(6,742,352)	(4,588,137)
Total stockholders’ deficit	(6,742,064)	(4,587,849)
Total liabilities and stockholders’ deficit	$12,724,289	$19,937,585

The accompanying notes are an integral part of these condensed financial statements.

F-4

WINVEST ACQUISITION CORP.

CONDENSED STATEMENTS OF OPERATIONS

	For the Year Ended	For the Year Ended
	December 31, 2023	December 31, 2022

Operating expenses:	$1,764,719	$1,321,875
Loss from operations	(1,764,719)	(1,321,875)

Other income:
Interest income	756,539	1,409,243
Interest expense	(7,428)	-
Total other income	749,111	1,409,243

Income (Loss) before income taxes	(1,015,608)	87,368
Provision for income taxes	(132,000)	(314,000)

Net loss	$(1,147,608)	$(226,632)

Weighted-average common shares outstanding, basic and diluted, redeemable shares subject to redemption	1,535,014	1,898,300
Basic and diluted net income (loss) per share, redeemable shares subject to redemption	$-	$-

Weighted-average common shares outstanding, basic and diluted, non-redeemable shares	2,875,000	2,875,000
Basic and diluted net loss per share, non-redeemable shares	$(0.40)	$(0.08)

The accompanying notes are an integral part of these condensed financial statements.

F-5

WINVEST ACQUISITION CORP.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT FOR THE

YEARS ENDED DECEMBER 31, 2023 AND 2022

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

Balance, January 1, 2022	2,875,000	$288	$-	$(2,939,229)	$(2,938,941)
Remeasurement of common stock to redemption value	-	-	-	(1,422,276)	(1,422,276)
Net loss	-	-	-	(226,632)	(226,632)
Balance, December 31, 2022	2,875,000	288	-	(4,588,137)	(4,587,849)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

Balance, January 1, 2023	2,875,000	$288	$-	$(4,588,137)	$(4,587,849)
Remeasurement of common stock to redemption value	-	-	-	(926,164)	(926,164)
Excise tax payable	-	-	-	(80,443)	(80,443)
Net loss	-	-	-	(1,147,608)	(1,147,608)
Balance, December 31, 2023	2,875,000	288	-	(6,742,352)	(6,742,064)

The accompanying notes are an integral part of these condensed financial statements.

F-6

WINVEST ACQUISITION CORP.

CONDENSED STATEMENTS OF CASH FLOWS

	For the Year Ended	For the Year Ended
	December 31, 2023	December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,147,608)	$(226,632)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on cash and marketable securities held in Trust Account	(755,104)	(1,409,243)
Changes in operating assets and liabilities:
Changes in taxes receivable	(99,814)	-
Changes in prepaid expenses	144,659	392,521
Changes in accounts payable and accrued expenses	609,126	288,112
Changes in taxes payable	(125,000)	314,000
Changes in related party payables	118,000	107,000
Net cash used in operating activities	(1,255,741)	(534,242)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in Trust Account	(1,070,000)	(125,000)
Withdrawal of interest from Trust Account to pay taxes	898,940	114,583
Cash withdrawn from Trust Account in connection with redemption	8,044,313	98,000,714
Net cash provided by (used in) investing activities	7,873,253	97,990,297

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from promissory note - related party	306,500	125,000
Proceeds from extension note - related party	1,070,000	-
Redemption of common stock	(8,044,313)	(98,000,714)
Net cash (used in) provided by financing activities	(6,667,813)	(97,875,714)

NET CHANGE IN CASH	(50,301)	(419,659)
Cash - Beginning of period	88,247	507,906
Cash - End of period	$37,946	$88,247

SUPPLEMENTAL CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Accretion of common stock to redemption value	$926,164	$1,422,276
Cash remitted to Trust Account for term extension	$-	$125,000
Excise tax payable	$80,443	$-

The accompanying notes are an integral part of these condensed financial statements.

F-7

WINVEST ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE BUSINESS

WinVest Acquisition Corp. (“WinVest,” or the “Company”) was incorporated in the State of Delaware on March 1, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination (the “Initial Business Combination”) with one or more businesses or entities. The Company has selected December 31 as its fiscal year end.

Throughout this report, the terms “our,” “we,” “us,” and the “Company” refer to WinVest Acquisition Corp.

As of December 31, 2023, the Company had not commenced core operations. All activity for the period from March 1, 2021 (inception) through December 31, 2023 relates to the Company’s formation, raising funds through the initial public offering (“Initial Public Offering”), and search for an Initial Business Combination, which is described below. The Company will not generate any operating revenues until after the completion of an Initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement pursuant to which the Company registered its securities offered in the Initial Public Offering (the “IPO Registration Statement”) was declared effective on September 14, 2021. On September 17, 2021, the Company consummated its Initial Public Offering of 10,000,000 units (the “Units”). Each Unit consists of one share of common stock of the Company, $0.0001 par value per share (the “Common Stock”), one redeemable warrant (the “Public Warrants”), with each Public Warrant entitling the holder thereof to purchase one-half (1/2) of one share of Common Stock at an exercise price of $11.50 per whole share, subject to adjustment, and one Right (the “Rights”), with each Right entitling the holder thereof to receive one-fifteenth (1/15) of one share of Common Stock upon the consummation by the Company of an Initial Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $100,000,000 (before underwriting discounts and commissions and offering expenses).

Simultaneously with the consummation of the Initial Public Offering and the issuance and sale of the Units, the Company completed the private sale of 10,000,000 warrants (the “Private Placement Warrants”) at a price of $0.50 per Private Placement Warrant to our sponsor, WinVest SPAC LLC (the “Sponsor”), generating gross proceeds of $5,000,000 (such sale, the “Private Placement”).

Each Private Placement Warrant entitles the holder thereof to purchase one-half of one share of Common Stock at a price of $11.50 per whole share, subject to adjustment. The Private Placement Warrants are identical to the Public Warrants.

On September 23, 2021, the underwriters fully exercised the over-allotment option and purchased an additional 1,500,000 Units (the “Over-Allotment Units”), generating gross proceeds of $15,000,000 on September 27, 2021. Accordingly, no Founder Shares (as defined below) were subject to forfeiture upon exercise of the full over-allotment. Simultaneously with the sale of Over-Allotment Units, the Company consummated a private sale of an additional 900,000 Private Placement Warrants (the “Additional Private Placement Warrants”, and together with the Public Warrants and the Private Placement Warrants, the “Warrants”) to the Sponsor at a purchase price of $0.50 per Private Placement Warrant, generating gross proceeds of $450,000. As of September 27, 2021, a total of $116,150,000 of the net proceeds from the Initial Public Offering and the sale of the Private Placement Warrants and the Additional Private Placement Warrants were deposited in a Trust Account (as defined below) established for the benefit of the Company’s public stockholders.

F-8

Following the closing of the Initial Public Offering on September 17, 2021, and the underwriters’ exercise of their over-allotment option in full on September 23, 2021, an aggregate amount of $116,150,000 from the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account in the United States maintained by Continental Stock Transfer & Trust Company (“Continental”), as trustee (the “Trust Account”). The funds held in the Trust Account have, since the Initial Public Offering, been held only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 185 days or less, in money market funds meeting the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act and that invest solely in U.S. treasuries, so that the Company is not deemed to be an investment company under the Investment Company Act, or in cash. To mitigate the risk of the Company being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), prior to the 24-month anniversary of the effective date of the IPO Registration Statement, the Company instructed Continental to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to maintain all funds in the Trust Account in cash in an interest-bearing bank account until the earlier of the consummation of the Company’s Initial Business Combination or its liquidation. Except with respect to interest earned on the funds held in the Trust Account that may be released to pay for the Company’s income or other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of the Initial Business Combination or the redemption of 100% of the outstanding shares of Common Stock issued as part of the Units sold in the Initial Public Offering (the “Public Shares”) if an Initial Business Combination has not been completed in the required time period. Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business.

The Company initially had 15 months from the closing of the Initial Public Offering on September 17, 2021 to consummate the Initial Business Combination. On November 30, 2022, the Company held a special meeting of stockholders, at which the stockholders approved an amendment (the “November 2022 Extension Amendment”) to the Company’s amended and restated certificate of incorporation (as amended, the “Certificate of Incorporation”) to extend the date (the “Termination Date”) by which the Company must consummate an Initial Business Combination from December 17, 2022 (the “Original Termination Date”) to January 17, 2023, and to allow the Company, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2023, by resolution of the Company’s board of directors, if requested by its Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until June 17, 2023, or a total of up to six months after the Original Termination Date, unless the closing of the Initial Business Combination shall have occurred prior thereto, subject to the deposit by the Sponsor or its affiliates or designees, upon five days’ advance notice prior to the applicable deadline, of $125,000, on or prior to the date of the applicable deadline, for each one-month extension. Any such payments would be made in the form of a non-interest-bearing loan and would be repaid, if at all, from funds released to us upon completion of our Initial Business Combination.

In connection with the vote to approve the November 2022 Extension Amendment, the holders of 9,606,887 Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.20 per share, for an aggregate redemption amount of approximately $98.0 million. Following such redemptions, approximately $19.6 million was left in the Trust Account and 1,893,113 shares remained outstanding.

Following the approval of the November 2022 Extension Amendment, on December 5, 2022, the Company issued an unsecured promissory note in the principal amount of $750,000 (the “First Extension Note”) to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $750,000 in connection with the extension of the Termination Date. Per the terms of the First Extension Note, funds available under such note are not restricted for use for extension payments. The First Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the First Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an Initial Business Combination, the Sponsor may elect to convert any portion or all of the amount outstanding under the First Extension Note into private warrants to purchase shares of the Company’s Common Stock at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of the Initial Public Offering.

F-9

On June 12, 2023, the Company held a second special meeting of stockholders (the “June 2023 Extension Meeting”), at which the stockholders approved, among other things, (i) an amendment (the “June 2023 Extension Amendment”) to the Company’s Certificate of Incorporation to extend the Termination Date from June 17, 2023 to July 17, 2023, and to allow the Company, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month (or such shorter period as may be requested by the Sponsor) after July 17, 2023, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until December 17, 2023, or a total of up to six months after June 17, 2023, unless the closing of the Company’s Initial Business Combination shall have occurred prior thereto, and (ii) an amendment (the “Redemption Limitation Amendment”) to eliminate from the Certificate of Incorporation the limitation that the Company may not consummate any business combination unless it has net tangible assets of at least $5,000,001 upon consummation of such business combination. Following stockholder approval of the June 2023 Extension Amendment and the Redemption Limitation Amendment at the June 2023 Extension Meeting, on June 16, 2023, the Company filed the June 2023 Extension Amendment and the Redemption Limitation Amendment with the Delaware Secretary of State.

In connection with the vote to approve the June 2023 Extension Amendment, the holders of 627,684 Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of approximately $6,721,795. Following such redemptions, $13,551,331 was left in Trust Account and 1,265,429 Public Shares remained outstanding.

Following the approval of the June 2023 Extension Amendment on June 12, 2023, on June 13, 2023, the Company issued an unsecured promissory note in the principal amount of $390,000 (the “Second Extension Note”) to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $390,000 in connection with the extension of the Termination Date. The Second Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Second Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an Initial Business Combination, the Sponsor may elect to convert any portion or all of the amount outstanding under the Second Extension Note into private warrants to purchase shares of the Company’s Common Stock at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of the Initial Public Offering.

On November 30, 2023, the Company held a special meeting of stockholders, at which the stockholders approved, among other things, an amendment to the Company’s Certificate of Incorporation (the “November 2023 Extension Amendment”) to extend the Termination Date from December 17, 2023 to January 17, 2024, and to allow the Company, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after December 17, 2023, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until June 17, 2024, or a total of up to six months after December 17, 2023, unless the closing of the Company’s Business Combination shall have occurred prior thereto, by causing $55,000 to be deposited into the Trust Account for each such extension.

In connection with the vote to approve the November 2023 Extension Amendment, the holders of 122,306 shares of Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.81 per share, for an aggregate redemption amount of approximately $1,322,518. Following such redemptions, 1,143,123 Public Shares remained outstanding.

Following the approval of the November 2023 Extension Amendment on November 30, 2023, on December 13, 2023, the Company issued an unsecured promissory note in the principal amount of $330,000 (the “Third Extension Note”) to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $330,000 in connection with the extension of the Termination Date. The Third Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Third Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any.

Through the date of this report, the Company has deposited $1,360,000 into the Trust Account in connection with six drawdowns under the First Extension Note, six drawdowns under Second Extension Note, and four drawdowns under the Third Extension Notes (collectively the “Extension Notes”) pursuant to the extension of the Termination Date to April 17, 2024. Such amounts will be distributed either to: (i) all the holders of Public Shares upon the Company’s liquidation or (ii) holders of such shares who elect to have their shares redeemed in connection with (a) the vote to approve an extension amendment or (b) the consummation of an Initial Business Combination. As of December 31, 2023 and 2022, $1,195,000 and $125,000, respectively, was outstanding under the Extension Notes.

F-10

If the Company is unable to consummate an Initial Business Combination by the Termination Date, the Company will, as promptly as possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay for dissolution expenses), and then seek to dissolve and liquidate. However, the Company may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of the public stockholders. In the event of our dissolution and liquidation, the Rights, Public Warrants and Private Placement Warrants will expire and will be worthless.

No compensation of any kind (including finders’, consulting or other similar fees) will be paid to any of the existing officers, directors, stockholders, or any of their affiliates, prior to, or for any services they render in order to effectuate, the consummation of the Initial Business Combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on the Company’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. Since the role of present management after the Initial Business Combination is uncertain, the Company has no ability to determine what remuneration, if any, will be paid to those persons after the Initial Business Combination.

Management intends to use any funds available outside of the Trust Account for miscellaneous expenses such as paying fees to consultants to assist the Company with its search for a target business and for director and officer liability insurance premiums, with the balance being held in reserve in the event due diligence, legal, accounting and other expenses of structuring and negotiating business combinations exceed our estimates, as well as for reimbursement of any out-of-pocket expenses incurred by the Company’s insiders, officers and directors in connection with activities as described below.

The allocation of the net proceeds available to the Company outside of the Trust Account, along with the interest earned on the funds held in the Trust Account available to pay for the Company’s income and other tax liabilities, represents the best estimate of the intended uses of these funds. In the event that the Company’s assumptions prove to be inaccurate, the Company may reallocate some of such proceeds within the above-described categories. If the estimate of the costs of undertaking due diligence and negotiating the Initial Business Combination is less than the actual amount necessary to do so, or the amount of interest available to the Company from the Trust Account is insufficient, the Company may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. In this event, the Company could seek such additional capital through loans or additional investments from the Sponsor or third parties. The Sponsor and/or founding stockholders may, but are not obligated to, loan funds as may be required. Such loans would be evidenced by promissory notes that would either be paid upon consummation of the Initial Business Combination, or, with respect to certain of such notes, at such lender’s discretion, converted upon consummation of the Initial Business Combination into Private Placement Warrants at a price of $0.50 per Private Placement Warrant. However, the Sponsor and/or founding stockholders are under no obligation to loan the Company any funds or invest in the Company. If the Company is unable to obtain the necessary funds, the Company may be forced to cease searching for a target business and liquidate without completing our Initial Business Combination.

The Company will likely use substantially all of the net proceeds of the Initial Public Offering, the Private Placement and the sale of the Additional Private Placement Warrants, including the funds held in the Trust Account, in connection with the Initial Business Combination and to pay for expenses relating thereto, including the deferred underwriting discounts and commissions payable to the underwriters in an amount equal to 3.5% of the total gross proceeds raised in the offering upon consummation of the Initial Business Combination. To the extent that the Company’s capital stock is used in whole or in part as consideration to effect the Initial Business Combination, the proceeds held in the Trust Account which are not used to consummate an Initial Business Combination will be disbursed to the combined company and will, along with any other net proceeds not expended, be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations or for strategic acquisitions.

F-11

To the extent the Company is unable to consummate an Initial Business Combination, the Company will pay the costs of liquidation from the remaining assets outside of the Trust Account. If such funds are insufficient, the Sponsor has agreed to pay the funds necessary to complete such liquidation and has agreed not to seek repayment of such expenses.

Risks and Uncertainties

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury Department”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. Any share redemption or other share repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise will depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” (Private Investment in Public Entity) or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury Department. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination. The Company will not use the proceeds placed in the Trust Account and the interest earned thereon to pay any excise taxes that may be imposed on it pursuant to any current, pending or future rules or laws, including without limitation any excise tax imposed under the IR Act, on any redemptions or stock buybacks by the Company.

In June 2023, the Company’s stockholders redeemed 627,684 Public Shares for a total of $6,721,795. In November 2023, the Company’s stockholders redeemed 122,306 Public Shares for a total of $1,322,518. The Company evaluated the classification and accounting of the stock redemption under ASC 450, “Contingencies”. ASC 450 states that when a loss contingency exists the likelihood that the future event will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. A contingent liability must be reviewed at each reporting period to determine appropriate treatment. The Company evaluated the current status and probability of completing a Business Combination as of December 31, 2023 and determined that a contingent liability should be calculated and recorded. As of December 31, 2023, the Company recorded $80,443 of excise tax liability calculated as 1% of shares redeemed.

Use of Funds Restricted for Payment of Taxes

In October and December 2023, the Company withdrew $349,089 and $240,000, respectively, of interest and dividend income earned in the Trust Account. Such amounts were restricted for payment of the Company’s tax liabilities as provided in the Company’s charter. During the fourth quarter of 2023, approximately $190,000 of these funds were inadvertently used for the payments of general operating expenses. These funds were replenished to the Company’s operating account by the Sponsor on April 12, 2024 in the form of a working capital loan.

Going Concern

As of December 31, 2023, the Company had $37,946 in its operating bank account and a working capital deficit of $2,717,064. The Company’s liquidity needs prior to the consummation of the Initial Public Offering have been satisfied through proceeds from advances from a related party, the Sponsor, and from the issuance of Common Stock. Subsequent to the consummation of the Initial Public Offering, liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering, the proceeds from the Sponsor’s purchase of Private Placement Warrants held outside of our Trust Account and loans from the Sponsor. For the year ended December 31, 2023, the Company had a net loss of $1,147,608 and expenses from operating activities were $1,764,719, mainly due to costs associated with professional services, including legal, financial reporting, accounting and auditing compliance expenses. The Company intends to use the funds held outside the Trust Account, in addition to additional funds that the Company may borrow under the March 2021 Promissory Note (as defined below) and the October 2023 Promissory Note (as defined below), primarily to pay corporate filing and compliance expenses, identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses and structure, negotiate and complete an Initial Business Combination. Per the terms of the Extension Notes, funds available under such notes are not restricted for use for extension payments. The Company believes it will need to access additional liquidity in order to consummate an Initial Business Combination.

F-12

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2023, the Company had not commenced any operations. All activity for the period from March 1, 2021 (inception) through December 31, 2023 relates to the Company’s formation and the Initial Public Offering. All activity for the year ended December 31, 2023 relates to identifying a target company for a business combination. The Company will not generate any operating revenues until after the completion of the Initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company’s ability to commence operations is contingent upon consummating a business combination. Management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination. Although management has been successful to date in raising necessary funding, there can be no assurance that any required future financing can be successfully completed. Additionally, the Company does not currently have sufficient working capital. Furthermore, the Company’s ability to consummate an Initial Business Combination within the contractual time period is uncertain. The Company currently has until April 17, 2024, which can be extended to June 17, 2024, assuming the extension requirements are met, to consummate the Initial Business Combination. The Company will not be able to consummate an Initial Business Combination by April 17, 2024. Based on these circumstances, management has determined that there is substantial doubt about the Company’s ability to continue as a going concern due to the uncertainty of liquidity requirements and the mandatory liquidation date within one year.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS

Basis of Presentation

The accompanying audited condensed financial statements have been prepared and presented in accordance with U.S. GAAP and pursuant to the rules and regulations of the SEC. In the opinion of management, these audited condensed financial statements include all adjustments necessary for a fair statement of the financial position, results of operations and cash flows of the Company, and the adjustments are of a normal and recurring nature.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

F-13

Use of Estimates

The preparation of audited condensed financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2023 and 2022.

Cash and Marketable Securities Held in Trust Account

Following the closing of the Initial Public Offering on September 17, 2021, and the underwriters’ exercise of their over-allotment option in full on September 23, 2021, an aggregate amount of $116,150,000 from the Initial Public Offering and the sale of the Private Placement Warrants was placed in the Trust Account and may be invested only in U.S. government securities with a maturity of 185 days or less, in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations or in cash. To mitigate the risk of the Company being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), prior to the 24-month anniversary of the effective date of the Company’s IPO Registration Statement, the Company instructed Continental to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to maintain all funds in the Trust Account in cash in an interest-bearing bank account. Subsequent to December 31, 2023, the Company reinvested such funds in marketable securities. The Trust Account is intended as a holding place for funds pending the earliest to occur of: (i) the completion of the Initial Business Combination; (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Company’s Certificate of Incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete the Initial Business Combination by the Termination Date (B) with respect to any other provision relating to stockholders’ rights or pre-Initial Business Combination activity; or (iii) absent the consummation of an Initial Business Combination by the Termination Date, the return of the funds held in the Trust Account to the public stockholders as part of redemption of the Public Shares.

Common Stock Subject to Possible Redemption

The Company accounts for its Common Stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common Stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable Common Stock (including Common Stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Common Stock is classified as stockholders’ deficit. The Company’s Common Stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Common Stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable shares are effected by charges against additional paid-in capital and accumulated deficit.

F-14

Public and Private Placement Warrants

We account for our Public Warrants and Private Placement Warrants as equity-classified instruments, based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Common Stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. In that respect, the Private Placement Warrants, as well as any warrants the Company issues to the Sponsor, officers, directors, initial stockholders or their affiliates in payment of working capital loans made to the Company, were identical to the warrants underlying the Units offered in the Initial Public Offering.

Rights

The Company accounts for its Rights as equity-classified instruments based on an assessment of the Rights’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the Rights are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the Rights meet all the requirements for equity classification under ASC 815, including whether the Rights are indexed to the Company’s own Common Stock, among other conditions for the equity classification. This assessment, which requires the use of professional judgement, is conducted at the time of Rights issuance.

Each Right may be traded separately. If the Company is unable to complete an Initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of Rights will not receive any such funds for their Rights, and the Rights will expire worthless. The Company has not considered the effect of Rights sold in the Initial Public Offering and the Private Placement to purchase shares of Common Stock, since the exercise of the Rights are contingent upon the occurrence of future events.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities.

Franchise Taxes

The Company is subject to franchise tax filing requirements in the State of Delaware.

F-15

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of December 31, 2023, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2023 and 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

		Fair value measurements at reporting date using:
Description	Fair Value	Quoted prices in active markets for identical liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash and marketable securities held in Trust Account at December 31, 2023	$12,453,412	$12,453,412	$-	$-

Cash and marketable securities held in Trust Account at December 31, 2022	$19,571,562	$19,571,562	$-	$-

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Net Loss Per Common Share

Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed like basic earnings per share, except the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of share options, if dilutive.

F-16

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, Earnings Per Share. The Statements of Operations include a presentation of loss per redeemable share and loss per non-redeemable share following the two-class method of income per share. In order to determine the net loss attributable to both the redeemable shares and non-redeemable shares, the Company first considered the total loss allocable to both sets of shares. This is calculated using the total net loss less any dividends paid. For purposes of calculating net loss per share, any remeasurement of the ordinary shares subject to possible redemption was considered to be dividends paid to the public stockholders. Subsequent to calculating the total loss allocable to both sets of shares, the Company split the amount to be allocated using a ratio of 0% for the redeemable Public Shares and 100% for the non-redeemable shares, reflective of the respective participation rights, for the year ended December 31, 2023.

The loss per share presented in the statement of operations is based on the following:

For the Year Ended December 31, 2023

	Common shares subject to redemption	Non-redeemable Common Shares

Basic and diluted net loss per share
Numerator:
Allocation of net loss	-	(1,147,608)
Denominator:
Weighted-average shares outstanding	1,535,014	2,875,000
Basic and diluted net loss per share	$-	$(0.40)

For the Year Ended December 31, 2022

	Common shares subject to redemption	Non-redeemable Common Shares

Basic and diluted net income (loss) per share
Numerator:
Allocation of net income (loss)	-	(226,632)
Denominator:
Weighted-average shares outstanding	1,898,300	2,875,000
Basic and diluted net income (loss) per share	$0.00	$(0.08)

The Company has not considered the effect of Warrants and Rights sold in the Initial Public Offering and the Private Placement to purchase 11,966,667 shares of Common Stock in the calculation of diluted loss per share, since the exercise of the Warrants and Rights are contingent upon the occurrence of future events. As a result, diluted net loss per common share is the same as basic net loss per common share for the period presented.

Recent Accounting Pronouncements

In June 2022, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2022-03, Fair Value Measurement (Topic 820) (“ASU 2022-03”). The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments in this Update also require additional disclosures for equity securities subject to contractual sale restrictions. The provisions in this Update are effective for fiscal years beginning after December 15, 2023 for public business entities. Early adoption is permitted. The Company does not expect to early adopt this ASU. The Company is currently evaluating the impact of adopting this guidance on the balance sheets, results of operations and cash flows.

ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The new standard is effective for public entities with annual periods beginning after December 15, 2024, with early adoption permitted and should be applied prospectively with the option of retrospective application. The Company does not expect to early adopt this ASU. The Company is currently evaluating the impact of adopting this guidance on the balance sheets, results of operations and cash flows.

The Company does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

F-17

NOTE 3 - INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, on September 17, 2021, the Company sold 10,000,000 Units at a price of $10.00 per Unit for a total of $100,000,000, which increased to 11,500,000 Units for a total of $115,000,000 when the over-allotment option was exercised in full on September 23, 2021. Each Unit consists of one share of Common Stock, one Right and one Public Warrant. Each Right entitles the holder thereof to receive one-fifteenth (1/15) of one share of Common Stock upon the consummation of an Initial Business Combination. Each redeemable Public Warrant entitles the holder to purchase one half (1/2) of one share of Common Stock at a price of $11.50 per full share, subject to adjustment (see Note 7).

In connection with its Initial Public Offering, the Company incurred offering costs of $2,923,969, consisting of $2,400,000 of underwriting commissions and expenses and $523,969 of costs related to the Initial Public Offering. Additionally, the Company recorded deferred underwriting commissions of $4,025,000 payable only upon completion of our Initial Business Combination.

NOTE 4 – RELATED PARTY TRANSACTIONS

Sponsor Shares

On March 16, 2021, our Sponsor purchased 2,875,000 shares (the “Founder Shares”) of the Company’s Common Stock for an aggregate price of $25,000.

Prior to the effective date of the registration statement filed in connection with the Initial Public Offering, the Company entered into agreements with its directors in connection with their board service and certain members of its advisory board in connection with their advisory board service for its Sponsor to transfer an aggregate of 277,576 of its Founder Shares to the Company’s directors for no cash consideration and an aggregate of 60,000 of its Founder Shares to certain members of the Company’s advisory board for no cash consideration, for a total of 337,576 shares, approximating the fair value of the shares on such date, or $34. The shares were subsequently transferred prior to the effectiveness of the Company’s registration statement. The Founder Shares do not have redemption rights and will be worthless unless the Company consummates its Initial Business Combination.

Private Placement Warrants

Our Sponsor purchased from us an aggregate of 10,900,000 Private Placement Warrants at a purchase price of $0.50 per warrant, or $5,450,000 in the aggregate, in a private placement that closed simultaneously with the closing of the Initial Public Offering. A portion of the proceeds received from the purchase equal to $3,450,000 was placed in the Trust Account so that at least $10.10 per share sold to the public in the Initial Public Offering is held in the Trust Account.

March 2021 Promissory Note – Related Party

On March 16, 2021, the Company issued an unsecured promissory note to the Sponsor (extended by amendment in March 2022 to the consummation of an Initial Business Combination) (the “March 2021 Promissory Note”), pursuant to which the Company could borrow up to an aggregate principal amount of $300,000, of which $0 was outstanding under the March 2021 Promissory Note as of December 31, 2022. Through December 31, 2023, the Company effected drawdowns of $300,000 under the March 2021 Promissory Note. The March 2021 Promissory Note is non-interest bearing and payable on the date on which the Company consummates its Initial Business Combination. The Sponsor may elect to convert any portion or all of the amount outstanding under the March 2021 Promissory Note into Private Placement Warrants to purchase shares of Common Stock of the Company at a conversion price of $0.50 per warrant, and each warrant will entitle the holder to acquire one-half share of the Company’s Common Stock at an exercise price of $11.50 per share, commencing on the date of the Initial Business Combination of the Company, and otherwise on the terms of the Private Placement Warrants.

F-18

The Company analyzed the conversion feature of the March 2021 Promissory Note into private warrants under ASC 815, Derivatives and Hedging, ASC 450, Contingencies, ASC 480, Distinguishing Liabilities from Equity and ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). Prior to any Initial Business Combination, the outstanding amounts under the March 2021 Promissory Note are recorded as a liability on the balance sheet. The conversion feature for any such outstanding amounts requires liability treatment on the balance sheet and should be recorded at fair value with changes to the fair value being recorded through the income statement. Once converted, the private warrants, being identical to the Public Warrants, will be classified under equity treatment. However, given that the fair value of such conversion feature is not material as of the latest drawdown date, and the reporting date, or December 31, 2023, management has not recorded any such adjustment to the Company’s financial statements.

October 2023 Promissory Note – Related Party

On October 31, 2023, the Company issued an unsecured promissory note to the Sponsor (the “October 2023 Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $1,000,000. Through December 31, 2023, the Company effected drawdowns of $6,500 under the October 2023 Promissory Note. The October 2023 Promissory Note does not bear interest and matures upon the closing of the Initial Business Combination. In the event that the Company does not consummate an Initial Business Combination, the October 2023 Promissory Note will be repaid only from amounts remaining outside of the Trust Account, if any.

Extension Notes – Related Party

As previously disclosed, on December 5, 2022, the Company issued the First Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $750,000 in connection with the extension of the Termination Date. The First Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the First Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an Initial Business Combination, the Sponsor may elect to convert any portion or all of the amount outstanding under the First Extension Note into private warrants to purchase shares of the Company’s Common Stock at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of the Initial Public Offering. The balance on the First Extension Note as of December 31, 2023 and 2022 was $750,000 and $125,000, respectively.

As previously disclosed, in connection with the approval of the June 2023 Extension Amendment on June 12, 2023, on June 13, 2023, the Company issued the Second Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $390,000 in connection with the extension of the Termination Date. The Second Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Second Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an Initial Business Combination, the Sponsor may elect to convert any portion or all of the amount outstanding under the Promissory Note into Private Warrants to purchase shares of the Company’s common stock at a conversion price of $0.50 per Private Warrant. Such Private Warrants will be identical to the private placement warrants issued to the Sponsor at the time of the Initial Public Offering. The balance on the Second Extension Note as of December 31, 2023 was $390,000.

As previously disclosed, in connection with the approval of the November 2023 Extension Amendment on November 30, 2023, on December 13, 2023, the Company issued the Third Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $330,000 in connection with the extension of the Termination Date. The Third Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Third Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Third Extension Note as of December 31, 2023 was $55,000.

Through the date of this report, the Company has effected drawdowns of an aggregate of $1,360,000 under the Extension Notes and caused such sums to be deposited into the Trust Account in connection with the extension of the Termination Date from December 17, 2022 to April 17, 2024. Such amounts will be distributed either to: (i) all of the holders of Public Shares upon the Company’s liquidation or (ii) holders of Public Shares who elect to have their shares redeemed in connection with (a) the vote to approve an extension amendment or (b) the consummation of an Initial Business Combination.

F-19

The Company analyzed the conversion feature of the First and Second Extension Notes into private warrants under ASC 815, Derivatives and Hedging, ASC 450, Contingencies, ASC 480, Distinguishing Liabilities from Equity and ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40).” Prior to an Initial Business Combination, the outstanding amounts under the Extension Notes are recorded as a liability on the balance sheet. The conversion feature for any such outstanding amounts requires liability treatment on the balance sheet and should be recorded at fair value with changes to the fair value being recorded through the income statement. Once converted, the private warrants, being identical to the Public Warrants, will be classified under equity treatment. However, given that the fair value of such conversion feature is not material as of the latest drawdown date of each of the Extension Notes, the reporting date, or December 31, 2023, management has not recorded any such adjustment to the Company’s financial statements.

Administrative Support Agreement

The Company entered into an agreement to pay our Sponsor a monthly fee of $10,000 for office space, secretarial, and administrative support services provided to the Company beginning in September 2021 and continuing monthly until the earlier of the completion of an Initial Business Combination or the Company’s liquidation. As of December 31, 2023, $225,000 is owed to the Sponsor under this agreement.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the Initial Public Offering. The holders of the majority of these securities are entitled to make up to three demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of our Initial Business Combination.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of its prospectus to purchase up to 1,500,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. On September 23, 2021, the underwriters exercised the over-allotment option in full and purchased an additional 1,500,000 Units (the “Over-Allotment Units”), generating gross proceeds of $15,000,000 on September 27, 2021.

The underwriters received a cash underwriting discount of $0.20 per Unit, or $2,300,000 in the aggregate, and were paid offering expenses of $100,000 upon the closing of the Initial Public Offering including the overallotment.

Finder’s Fee Agreement

On July 12, 2022, the Company entered into a finder’s fee agreement with a third-party finder (“Finder”), payable only upon the successful consummation of an Initial Business Combination with a merger target company identified and introduced by the Finder and acknowledged by the Company in writing during the retention period, which shall be one year after origination and will continue for one year after such period, unless terminated earlier. For purposes of the agreement, the finder’s fee shall be calculated as 1% of the sum of any cash and noncash consideration actually delivered and paid in connection with an Initial Business Combination.

F-20

Agent Agreement

On July 19, 2022, the Company entered an agent agreement with a FINRA registered broker-dealer (“Agent”), by which the Company engaged the Agent as its non-exclusive agent to use commercially reasonable efforts to refer the Company to potential target companies for an Initial Business Combination. If the Company completes a transaction with any such target company referred to by the Agent within 18 months after such referral, the Agent shall be paid a success fee based upon the transaction value, which shall become due and payable concurrently with the Initial Business Combination.

Chardan Capital Markets, LLC M&A / Capital Markets Advisory Agreement

On July 23, 2022, the Company entered a M&A/Capital Markets Advisory Agreement (“M&A Agreement”) with Chardan Capital Markets, LLC (“Chardan”), by which Chardan shall assist and advise the Company in completing an Initial Business Combination. In the event an Initial Business Combination is consummated during the term of the M&A Agreement, the Company shall pay to Chardan at the closing of the Initial Business Combination a fee (the “M&A Fee”) as described below. If the M&A Fee is to be based on the “Aggregate Value” of an Initial Business Combination, such term means, without duplication, an amount equal to the sum of the aggregate value of any securities issued, promissory notes delivered by the Company to a target company in connection with an Initial Business Combination, and any other cash and non-cash consideration (using such values as set forth in such Initial Business Combination’s definitive agreement) delivered and paid in connection with an Initial Business Combination, and the amount of all debt and debt-like instruments of the target company immediately prior to closing that (a) are assumed or acquired by the Company or (b) retired or defeased in connection with such Business Combination less any amounts of a financing relating to such Initial Business Combination (a “Financing”) that are the basis of a Financing Fee (as defined below). Even if an Initial Business Combination is not consummated prior to the expiration or termination of the M&A Agreement, Chardan shall be entitled to the full M&A Fee with respect to any transaction consummated involving a party introduced to the Company by Chardan (an “Introduced Party”) that occurs within 18 months of the expiration or termination of the M&A Agreement or within 12 months of the expiration or termination of the M&A Agreement for any party not deemed an Introduced Party.

In the event an Initial Business Combination is consummated involving a party other than an Introduced Party, the Company will pay to Chardan an M&A Fee equal to the greater of $800,000 or 1% of the Aggregate Value of the Initial Business Combination, paid at the close of the Initial Business Combination. In the event an Initial Business Combination is consummated with an Introduced Party as business combination target, the Company shall pay to Chardan an aggregate M&A Fee based on the Aggregate Value of the Initial Business Combination according to the following schedule:

●	3% of the first $100 million Aggregate Value;
●	2% of the Aggregate Value greater than $100 million but less than $200 million;
●	1% of the Aggregate Value greater than $200 million.

The M&A Fee will be paid either in cash out of the flow of funds from the Trust Account or in registered and free trading securities of the Company, as the parties may agree.

The Company will pay a cash fee equal to 5% of the aggregate sales price of securities sold in the financing to introduced parties and a cash fee equal to 1% of the aggregate sales price of public or private securities sold in a financing transaction to investors other than introduced parties (collectively, the “Financing Fee”). If such sale of securities occurs through multiple closings, then a pro rata portion of such fee shall be paid upon each closing. The Financing Fee will be paid in cash from the flow of funds from the Financing.

The Company will pay Chardan up to $150,000 in aggregate for reimbursable out of pocket expenses.

As of December 31, 2023 and 2022, the Company recorded deferred underwriting commissions of $4,025,000 payable to Chardan only upon completion of its Initial Business Combination.

F-21

NOTE 6 – COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION

The Company’s Common Stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Common Stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

The following is a reconciliation of the Company’s Common Stock subject to possible redemption as of December 31, 2023 and 2022.

Common Shares Subject to Possible Redemption

Balance, December 31, 2021	116,150,000
Remeasurement of common stock subject to possible redemption	1,422,276
Redemption of common stock	(98,000,714)
Balance, December 31, 2022	$19,571,562
Deposits to Trust Account	1,070,000
Remeasurement of common stock subject to possible redemption	755,103
Taxes withdrawn from Trust Account	(898,940)
Redemption of common stock	(8,044,313)
Balance, December 31, 2023	12,453,412

NOTE 7 – STOCKHOLDERS’ DEFICIT

Common Stock

The Company’s Certificate of Incorporation authorizes the issuance of 100,000,000 shares of Common Stock, par value $0.0001, and 1,000,000 shares of undesignated preferred stock, par value $0.0001.

In March 2021, the Company issued 2,875,000 Founder Shares at a price of approximately $0.01 per share for total cash of $25,000. There are no shares of preferred stock outstanding as of December 31, 2023 and 2022.

Rights

The registration statement pursuant to which the Company registered its securities offered in the Initial Public Offering was declared effective on September 14, 2021. On September 17, 2021, the Company consummated its Initial Public Offering of 10,000,000 Units. Each Unit consists of one share of Common Stock of the Company, $0.0001 par value per share, one redeemable warrant, with each Public Warrant entitling the holder thereof to purchase one-half (1/2) of one share of Common Stock at an exercise price of $11.50 per whole share, subject to adjustment, and one Right, with each Right entitling the holder thereof to receive one-fifteenth (1/15) of one share of Common Stock upon the consummation by the Company of an Initial Business Combination. Each Right may be traded separately. If the Company is unable to complete an Initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of Rights will not receive any such funds for their Rights, and the Rights will expire worthless.

Public Warrants

Each redeemable warrant entitles the registered holder to purchase one half of one share of Common Stock at a price of $11.50 per full share, subject to adjustment as discussed below, at any time commencing on the later of the completion of an Initial Business Combination and 12 months from the closing of the Initial Public Offering. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of Common Stock issuable upon exercise of the warrants and a current prospectus relating to such shares of Common Stock. Notwithstanding the foregoing, if a registration statement covering the shares of Common Stock issuable upon exercise of the warrants is not effective within 90 days from the consummation of the Initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis. The warrants will expire five years from the consummation of an Initial Business Combination.

F-22

The Company may call the outstanding warrants for redemption (excluding the Private Placement Warrants and warrants that may be issued upon conversion of working capital loans), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;
●	if, and only if, the reported last sale price of the shares of Common Stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders (the “Force-Call Provision”), and
●	if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If the Company calls the warrants for redemption as described above, management of the Company will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.”

In addition, if (x) the Company issues additional shares of Common Stock or equity-linked securities for capital raising purposes in connection with the closing of the Initial Business Combination at an issue price or effective issue price of less than $9.50 per share of Common Stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for funding the Initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Common Stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the Initial Business Combination (such price, the “Market Value”) is below $9.50 per share, the Warrant Price shall be adjusted (to the nearest cent) to be equal to 115% of the Market Value, and the last sales price of the Common Stock that triggers the Company’s right to redeem the Warrants pursuant to Section 6.1 below shall be adjusted (to the nearest cent) to be equal to 165% of the Market Value.

The Private Placement Warrants, as well as any warrants the Company issues to the Sponsor, officers, directors, initial stockholders or their affiliates in payment of working capital loans made to the Company, will be identical to the warrants underlying the Units being offered in the Initial Public Offering.

F-23

NOTE 8 – INCOME TAXES

The income tax provision for the years ended December 31, 2023 and 2022 was as follows:

	December 31,
	2023	2022
Current:
U.S. federal	$131,500	$241,000
State and local	500	73,000
	132,000	314,000
Deferred:
U.S. federal	(257,000)	(222,850)
State and local	-	(67,100)
	(257,000)	(289,950)
Change in valuation allowance	257,000	289,950
Provision for income taxes	$132,000	$314,000

A reconciliation of the federal income tax rates to the Company’s effective tax rates for the years ended December 31, 2023 and 2022 consist of the following:

	2023	2022
U.S. federal statutory rate	21.0%	21.0%
Effects of:
State taxes, net of federal benefit	0.0%	6.3%
Change in state rate	(6.3)%	0.00%
Change in valuation allowance	(1.7)%	338.1%
Effective rate	13.0%	359.1%

Significant components of the Company’s deferred tax assets as of December 31, 2023 and 2022 are summarized below.

	2023	2022
Deferred tax asset:
Net operating losses	$-	$-
Organization costs/startup costs	633,000	376,000
Total deferred tax asset	633,000	376,000
Less valuation allowance	(633,000)	(376,000)
Net deferred income tax liability	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance of $633,000 and $376,000 was required as of December 31, 2023 and 2022, as the Company determined it is more likely than not the deferred tax assets will not be realized. Our net deferred tax asset and valuation allowance increased to $257,000 and $289,950 for the years ended December 31, 2023 and 2022, respectively. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company files income tax returns in the U.S. and Massachusetts jurisdictions and is subject to examination by the various taxing authorities.

NOTE 9 – SUBSEQUENT EVENTS

Management evaluated subsequent events and transactions that occurred after the balance sheet date, up to the date that the financial statements were issued. Based upon this review, other than as set forth below, management did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Promissory Note Drawdowns

In connection with the approval of the November 2023 Extension Amendment on November 30, 2023, and the issuance of the Third Extension Note, on January 17, 2024, the Company effected the second drawdown of $55,000 under the Third Extension Note and caused the Sponsor to deposit such sum into the Trust Account in connection with the extension of the Termination Date from January 17, 2024, to February 17, 2024. On February 14, 2024, the Company effected the third drawdown of $55,000 under the Third Extension Note and caused our Sponsor to deposit such sum into the Trust Account in connection with the extension of the Termination Date from February 17, 2024, to March 17, 2024. On March 15, 2024, the Company effected the fourth drawdown of $55,000 under the Third Extension Note and caused our Sponsor to deposit such sum into the Trust Account in connection with the extension of the Termination Date from March 17, 2024, to April 17, 2024. Through the date of this report, we have effected drawdowns of $1,360,000 under the Extension Notes and caused such sums to be deposited into the Trust Account in connection with the extension of the Termination Date from December 17, 2022 to April 17, 2024. Such amounts will be distributed either to: (i) all of the holders of Public Shares upon our liquidation or (ii) holders of Public Shares who elect to have their shares redeemed in connection with (a) the vote to approve an extension amendment or (b) the consummation of an Initial Business Combination.

On April 12, 2024, the Company made a drawdown of $192,200 on the October 2023 Promissory Note to replenish the Company’s operating account for funds to be used for tax obligations previously withdrawn from the Trust Account and inadvertently used for payments of general operating expenses.

Trust Extension

On April 12, 2024, the Company announced the extension of the Termination Date from April 17, 2024 to May 17, 2024.

F-24

WINVEST ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	June 30, 2024	December 31, 2023

ASSETS
Current assets:
Cash	$477	$37,946
Tax receivable	-	99,814
Prepaid expenses, short-term portion	169,696	133,117
Total current assets	170,173	270,877

Cash and marketable securities held in Trust Account	5,629,889	12,453,412
Total assets	5,800,062	12,724,289

LIABILITIES AND STOCKHOLDERS’ (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	1,211,427	991,998
Income tax payable	122,000	189,000
Excise tax payable	154,115	80,443
Related party payables	285,000	225,000
Extension note, related party	1,500,000	1,195,000
Promissory note, related party	778,700	306,500
Total current liabilities	4,051,242	2,987,941
Deferred underwriting commissions	4,025,000	4,025,000
Total liabilities	8,076,242	7,012,941

Commitments and Contingencies (Note 5)

Common stock subject to possible redemption; 492,333 and 1,143,123 shares outstanding at redemption values of $11.44 and $10.89 per share as of June 30, 2024 and December 31, 2023, respectively	5,629,889	12,453,412

Stockholders’ deficit:
Preferred stock, par value $0.0001, 1,000,000 shares authorized, 0 issued and outstanding	-	-
Common stock, par value $0.0001, 100,000,000 shares authorized; 2,875,000 issued and outstanding (excluding 492,333 and 1,143,123 shares subject to possible redemption as of June 30, 2024 and December 31, 2023, respectively)	288	288
Additional paid-in capital	-	-
Accumulated deficit	(7,906,357)	(6,742,352)
Total stockholders’ deficit	(7,906,069)	(6,742,064)
Total liabilities and stockholders’ deficit	$5,800,062	$12,724,289

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-25

WINVEST ACQUISITION CORP.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended	For the Three Months Ended	For the Six Months Ended	For the Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Operating expenses:	$553,160	$649,848	$778,261	$1,219,426
Loss from operations	(553,160)	(649,848)	(778,261)	(1,219,426)

Other income:
Interest income	141,953	229,332	284,608	438,383
Total other income	141,953	229,332	284,608	438,383

Loss before income taxes	(411,207)	(420,516)	(493,653)	(781,043)
Provision for income taxes	(29,000)	(38,000)	(53,000)	(82,000)

Net loss	$(440,207)	$(458,516)	$(546,653)	$(863,043)

Weighted-average common shares outstanding, basic and diluted, redeemable shares subject to redemption	942,880	1,767,576	1,043,001	1,830,345
Basic and diluted net loss per share, redeemable shares subject to redemption	$-	$-	$-	$-

Weighted-average common shares outstanding, basic and diluted, non-redeemable shares	2,875,000	2,875,000	2,875,000	2,875,000
Basic and diluted net loss per share, non-redeemable shares	$(0.15)	$(0.16)	$(0.19)	$(0.30)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-26

WINVEST ACQUISITION CORP.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT FOR THE

THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

Balance, January 1, 2023	2,875,000	$288	$-	$(4,588,137)	$(4,587,849)
Remeasurement of common stock to redemption value	-	-	-	(434,200)	(434,200)
Net loss	-	-	-	(404,527)	(404,527)
Balance, March 31, 2023	2,875,000	288	-	(5,426,864)	(5,426,576)
Remeasurement of common stock to redemption value	-	-	-	(383,961)	(383,961)
Excise tax payable	-	-	-	(67,218)	(67,218)
Net loss	-	-	-	(458,516)	(458,516)
Balance, June 30, 2023	2,875,000	288	-	(6,336,559)	(6,336,271)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

Balance, January 1, 2024	2,875,000	$288	$-	$(6,742,352)	$(6,742,064)
Remeasurement of common stock to redemption value	-	-	-	(262,269)	(262,269)
Net loss	-	-	-	(106,446)	(106,446)
Balance, March 31, 2024	2,875,000	288	-	(7,111,067)	(7,110,779)
Remeasurement of common stock to redemption value	-	-	-	(281,411)	(281,411)
Net loss	-	-	-	(440,207)	(440,207)
Excise tax payable	-	-	-	(73,672)	(73,672)
Balance, June 30, 2024	2,875,000	288	-	(7,906,357)	(7,906,069)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-27

WINVEST ACQUISITION CORP.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2024	June 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(546,653)	$(863,043)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on cash and marketable securities held in Trust Account	(278,730)	(438,013)
Changes in operating assets and liabilities:
Changes in taxes receivable	99,814	-
Changes in prepaid expenses	(36,579)	51,901
Changes in accounts payable and accrued expenses	219,429	589,731
Changes in taxes payable	(67,000)	82,000
Changes in related party payables	60,000	58,000
Net cash used in operating activities	(549,719)	(519,424)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in Trust Account	(305,000)	(690,000)
Withdrawal of interest from Trust Account to pay taxes	40,050	309,851
Cash withdrawn from Trust Account in connection with redemption	7,367,204	6,721,795
Net cash provided by investing activities	7,102,254	6,341,646

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from promissory note - related party	472,200	123,000
Proceeds from extension note - related party	305,000	690,000
Redemption of common stock	(7,367,204)	(6,721,795)
Net cash used in financing activities	(6,590,004)	(5,908,795)

NET CHANGE IN CASH	(37,469)	(86,573)
Cash - Beginning of period	37,946	88,247
Cash - End of period	$477	$1,674

SUPPLEMENTAL CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Accretion of common stock to redemption value	$543,680	$818,161
Excise tax payable	$73,672	$67,218

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-28

WINVEST ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – NATURE OF THE BUSINESS

WinVest Acquisition Corp. (“WinVest,” or the “Company”) was incorporated in the State of Delaware on March 1, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination (the “Initial Business Combination”) with one or more businesses or entities. The Company has selected December 31 as its fiscal year end.

Throughout this report, the terms “our,” “we,” “us,” and the “Company” refer to WinVest Acquisition Corp.

As of June 30, 2024, the Company had not commenced core operations. All activity for the period from March 1, 2021 (inception) through June 30, 2024 relates to the Company’s formation, raising funds through the initial public offering (“Initial Public Offering”), which is described below, and identifying a target company for an Initial Business Combination. The Company will not generate any operating revenues until after the completion of an Initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest and dividend income from the proceeds derived from the Initial Public Offering.

The registration statement pursuant to which the Company registered its securities offered in the Initial Public Offering (the “IPO Registration Statement”) was declared effective on September 14, 2021. On September 17, 2021, the Company consummated its Initial Public Offering of 10,000,000 units (the “Units”). Each Unit consists of one share of common stock of the Company, $0.0001 par value per share (the “Common Stock”), one redeemable warrant (the “Public Warrants”), with each Public Warrant entitling the holder thereof to purchase one-half (1/2) of one share of Common Stock at an exercise price of $11.50 per whole share, subject to adjustment, and one Right (the “Rights”), with each Right entitling the holder thereof to receive one-fifteenth (1/15) of one share of Common Stock upon the consummation by the Company of an Initial Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $100,000,000 (before underwriting discounts and commissions and offering expenses).

Simultaneously with the consummation of the Initial Public Offering and the issuance and sale of the Units, the Company completed the private sale of 10,000,000 warrants (the “Private Placement Warrants”) at a price of $0.50 per Private Placement Warrant to our sponsor, WinVest SPAC LLC (the “Sponsor”), generating gross proceeds of $5,000,000 (such sale, the “Private Placement”).

Each Private Placement Warrant entitles the holder thereof to purchase one-half of one share of Common Stock at a price of $11.50 per whole share, subject to adjustment. The Private Placement Warrants are identical to the Public Warrants.

On September 23, 2021, the underwriters fully exercised the over-allotment option and purchased an additional 1,500,000 Units (the “Over-Allotment Units”), generating gross proceeds of $15,000,000 on September 27, 2021. Accordingly, no Founder Shares (as defined below) were subject to forfeiture upon exercise of the full over-allotment. Simultaneously with the sale of Over-Allotment Units, the Company consummated a private sale of an additional 900,000 Private Placement Warrants (the “Additional Private Placement Warrants”, and together with the Public Warrants and the Private Placement Warrants, the “Warrants”) to the Sponsor at a purchase price of $0.50 per Private Placement Warrant, generating gross proceeds of $450,000. As of September 27, 2021, a total of $116,150,000 of the net proceeds from the Initial Public Offering and the sale of the Private Placement Warrants and the Additional Private Placement Warrants were deposited in a Trust Account (as defined below) established for the benefit of the Company’s public stockholders.

F-29

Following the closing of the Initial Public Offering on September 17, 2021, and the underwriters’ exercise of their over-allotment option in full on September 23, 2021, an aggregate amount of $116,150,000 from the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account in the United States maintained by Continental Stock Transfer & Trust Company (“Continental”), as trustee (the “Trust Account”). The funds held in the Trust Account are invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 185 days or less, or in money market funds meeting the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act and that invest solely in U.S. treasuries, so that the Company is not deemed to be an investment company under the Investment Company Act. Except with respect to interest earned on the funds held in the Trust Account that may be released to pay for the Company’s income or other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of the Initial Business Combination or the redemption of 100% of the outstanding shares of Common Stock issued as part of the Units sold in the Initial Public Offering (the “Public Shares”) if an Initial Business Combination has not been completed in the required time period. Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business.

The Company initially had 15 months from the closing of the Initial Public Offering on September 17, 2021 to consummate the Initial Business Combination. On November 30, 2022, the Company held a special meeting of stockholders, at which the stockholders approved an amendment (the “November 2022 Extension Amendment”) to the Company’s amended and restated certificate of incorporation (as amended, the “Certificate of Incorporation”) to extend the date (the “Termination Date”) by which the Company must consummate an Initial Business Combination from December 17, 2022 (the “Original Termination Date”) to January 17, 2023, and to allow the Company, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2023, by resolution of the Company’s board of directors, if requested by its Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until June 17, 2023, or a total of up to six months after the Original Termination Date, unless the closing of the Initial Business Combination shall have occurred prior thereto, subject to the deposit by the Sponsor or its affiliates or designees, upon five days’ advance notice prior to the applicable deadline, of $125,000, on or prior to the date of the applicable deadline, for each one-month extension. Any such payments would be made in the form of a non-interest-bearing loan and would be repaid, if at all, from funds released to us upon completion of our Initial Business Combination.

In connection with the vote to approve the November 2022 Extension Amendment, the holders of 9,606,887 Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.20 per share, for an aggregate redemption amount of approximately $98.0 million. Following such redemptions, approximately $19.6 million was left in the Trust Account and 1,893,113 shares remained outstanding.

Following the approval of the November 2022 Extension Amendment, on December 5, 2022, the Company issued an unsecured promissory note in the principal amount of $750,000 (the “First Extension Note”) to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $750,000 in connection with the extension of the Termination Date. Per the terms of the First Extension Note, funds available under such note are not restricted for use for extension payments. The First Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the First Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an Initial Business Combination, the Sponsor may elect to convert any portion or all of the amount outstanding under the First Extension Note into private warrants to purchase shares of the Company’s Common Stock at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of the Initial Public Offering.

On June 12, 2023, the Company held a second special meeting of stockholders (the “June 2023 Extension Meeting”), at which the stockholders approved, among other things, (i) an amendment (the “June 2023 Extension Amendment”) to the Company’s Certificate of Incorporation to extend the Termination Date from June 17, 2023 to July 17, 2023, and to allow the Company, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month (or such shorter period as may be requested by the Sponsor) after July 17, 2023, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until December 17, 2023, or a total of up to six months after June 17, 2023, unless the closing of the Company’s Initial Business Combination shall have occurred prior thereto, and (ii) an amendment (the “Redemption Limitation Amendment”) to eliminate from the Certificate of Incorporation the limitation that the Company may not consummate any business combination unless it has net tangible assets of at least $5,000,001 upon consummation of such business combination. Following stockholder approval of the June 2023 Extension Amendment and the Redemption Limitation Amendment at the June 2023 Extension Meeting, on June 16, 2023, the Company filed the June 2023 Extension Amendment and the Redemption Limitation Amendment with the Delaware Secretary of State.

F-30

In connection with the vote to approve the June 2023 Extension Amendment, the holders of 627,684 Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of $6,721,795. Following such redemptions, $13,551,331 was left in Trust Account and 1,265,429 Public Shares remained outstanding.

Following the approval of the June 2023 Extension Amendment on June 12, 2023, on June 13, 2023, the Company issued an unsecured promissory note in the principal amount of $390,000 (the “Second Extension Note”) to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $390,000 in connection with the extension of the Termination Date. The Second Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Second Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an Initial Business Combination, the Sponsor may elect to convert any portion or all of the amount outstanding under the Second Extension Note into private warrants to purchase shares of the Company’s Common Stock at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of the Initial Public Offering.

On November 30, 2023, the Company held a special meeting of stockholders, at which the stockholders approved, among other things, an amendment to the Company’s Certificate of Incorporation (the “November 2023 Extension Amendment”) to extend the Termination Date from December 17, 2023 to January 17, 2024, and to allow the Company, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after January 17, 2023, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until June 17, 2024, or a total of up to six months after December 17, 2023, unless the closing of the Company’s Initial Business Combination shall have occurred prior thereto, by causing $55,000 to be deposited into the Trust Account for each such extension.

In connection with the vote to approve the November 2023 Extension Amendment, the holders of 122,306 Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.81 per share, for an aggregate redemption amount of approximately $1,322,518. Following such redemptions, 1,143,123 Public Shares remained outstanding.

Following the approval of the November 2023 Extension Amendment on November 30, 2023, on December 13, 2023, the Company issued an unsecured promissory note in the principal amount of $330,000 (the “Third Extension Note”) to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $330,000 in connection with the extension of the Termination Date. The Third Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Third Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any.

On June 3, 2024, the Company held a special meeting of stockholders, at which the stockholders approved, among other things, an amendment to the Company’s Certificate of Incorporation (the “June 2024 Extension Amendment”) to extend the Termination Date from June 17, 2024 to July 17, 2024, and to allow the Company, without another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to five times by an additional one month each time after July 17, 2024, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until December 17, 2024, or a total of up to six months after June 17, 2024, unless the closing of the Company’s Initial Business Combination shall have occurred prior thereto, by causing $30,000 to be deposited into the Trust Account for each such extension.

In connection with the vote to approve the June 2024 Extension Amendment, the holders of 650,790 Public Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $11.32 per share, for an aggregate redemption amount of approximately $7,367,204. Following such redemptions, 492,333 Public Shares remained outstanding.

F-31

Following the approval of the June 2024 Extension Amendment on June 3, 2024, on June 12, 2024, the Company issued an unsecured promissory note in the principal amount of $180,000 (the “Fourth Extension Note”) to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $180,000 in connection with the extension of the Termination Date. The Fourth Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Fourth Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any.

Through the date of this report, the Company has deposited $1,530,000 into the Trust Account in connection with six drawdowns under the First Extension Note, six drawdowns under Second Extension Note, six drawdowns under the Third Extension Notes, and two drawdowns under the Fourth Extension Note (collectively the “Extension Notes”) pursuant to the extension of the Termination Date to August 17, 2024. Such amounts will be distributed either to: (i) all the holders of Public Shares upon the Company’s liquidation or (ii) holders of such shares who elect to have their shares redeemed in connection with (a) a vote to approve certain specified amendments to the Company’s Certificate of Incorporation or (b) the consummation of an Initial Business Combination. As of June 30, 2024 and December 31, 2023, $1,500,000 and $1,195,000, respectively, was outstanding under the Extension Notes.

If the Company is unable to consummate an Initial Business Combination by the Termination Date, the Company will, as promptly as possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay for dissolution expenses), and then seek to dissolve and liquidate. However, the Company may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of the public stockholders. In the event of our dissolution and liquidation, the Rights, Public Warrants and Private Placement Warrants will expire and will be worthless.

No compensation of any kind (including finders’, consulting or other similar fees) will be paid to any of the existing officers, directors, stockholders, or any of their affiliates, prior to, or for any services they render in order to effectuate, the consummation of the Initial Business Combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on the Company’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. Since the role of present management after the Initial Business Combination is uncertain, the Company has no ability to determine what remuneration, if any, will be paid to those persons after the Initial Business Combination.

Management intends to use any funds available outside of the Trust Account for miscellaneous expenses such as paying fees to consultants to assist the Company with its search for a target business and for director and officer liability insurance premiums, with the balance being held in reserve in the event due diligence, legal, accounting and other expenses of structuring and negotiating business combinations exceed estimates, as well as for reimbursement of any out-of-pocket expenses incurred by the Company’s insiders, officers and directors in connection with activities as described below.

The allocation of the net proceeds available to the Company outside of the Trust Account, along with the interest earned on the funds held in the Trust Account available to pay for the Company’s income and other tax liabilities, represents the best estimate of the intended uses of these funds. In the event that the Company’s assumptions prove to be inaccurate, the Company may reallocate some of such proceeds within the above-described categories. If the estimate of the costs of undertaking due diligence and negotiating the Initial Business Combination is less than the actual amount necessary to do so, or the amount of interest available to the Company from the Trust Account is insufficient, the Company may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. In this event, the Company could seek such additional capital through loans or additional investments from the Sponsor or third parties. The Sponsor and/or founding stockholders may, but are not obligated to, loan funds as may be required. Such loans would be evidenced by promissory notes that would either be paid upon consummation of the Initial Business Combination, or, with respect to certain of such notes, at such lender’s discretion, converted upon consummation of the Initial Business Combination into Private Placement Warrants at a price of $0.50 per Private Placement Warrant. However, the Sponsor and/or founding stockholders are under no obligation to loan the Company any funds or invest in the Company. If the Company is unable to obtain the necessary funds, the Company may be forced to cease searching for a target business and liquidate without completing our Initial Business Combination.

F-32

The Company will likely use substantially all of the net proceeds of the Initial Public Offering, the Private Placement and the sale of the Additional Private Placement Warrants, including the funds held in the Trust Account, in connection with the Initial Business Combination and to pay for expenses relating thereto, including the deferred underwriting discounts and commissions payable to the underwriters in an amount equal to 3.5% of the total gross proceeds raised in the offering upon consummation of the Initial Business Combination. To the extent that the Company’s capital stock is used in whole or in part as consideration to effect the Initial Business Combination, the proceeds held in the Trust Account which are not used to consummate an Initial Business Combination will be disbursed to the combined company and will, along with any other net proceeds not expended, be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations or for strategic acquisitions.

To the extent the Company is unable to consummate an Initial Business Combination, the Company will pay the costs of liquidation from the remaining assets outside of the Trust Account and from up to $100,000 of interest income on the balance of the Trust Account (net of income and other tax obligations) that may be released to it to pay for dissolution expenses. If such funds are insufficient, the Sponsor has agreed to pay the funds necessary to complete such liquidation and has agreed not to seek repayment of such expenses.

On May 9, 2024, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among WinVest, WinVest Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of WinVest, WinVest Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of WinVest, Xtribe P.L.C., a public limited company incorporated and registered in England and Wales with number 07878011 (“Xtribe PLC”), and Xtribe Group, LLC, a Delaware limited liability company and wholly-owned subsidiary of Xtribe PLC (together with Xtribe PLC, “Xtribe”). The Business Combination Agreement and transactions contemplated therein were approved by the Company’s board of directors and the board of directors of Xtribe PLC.

Risks and Uncertainties

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury Department”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. Any share redemption or other share repurchase that occurs after December 31, 2022, in connection with a business combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a business combination, extension vote or otherwise will depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Initial Business Combination, extension or otherwise, (ii) the structure of a business combination, (iii) the nature and amount of any “PIPE” (Private Investment in Public Entity) or other equity issuances in connection with a business combination (or otherwise issued not in connection with a business combination but issued within the same taxable year of a business combination) and (iv) the content of regulations and other guidance from the Treasury Department. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a business combination and in the Company’s ability to complete a business combination. The Company will not use the proceeds placed in the Trust Account and the interest earned thereon to pay any excise taxes that may be imposed on it pursuant to any current, pending or future rules or laws, including without limitation any excise tax imposed under the IR Act, on any redemptions or stock buybacks by the Company.

F-33

In June 2023, the Company’s stockholders redeemed 627,684 Public Shares for a total of $6,721,795. In November 2023, the Company’s stockholders redeemed 122,306 Public Shares for a total of $1,322,518. In June 2024, the Company’s stockholders redeemed 650,790 Public Shares for a total of $7,367,204. The Company evaluated the classification and accounting of the stock redemption under Accounting Standards Codification (“ASC”) Topic 450, Contingencies (“ASC 450”). ASC 450 states that when a loss contingency exists the likelihood that the future event will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. A contingent liability must be reviewed at each reporting period to determine appropriate treatment. The Company evaluated the current status and probability of completing a business combination as of June 30, 2024 and December 31, 2023 and determined that a contingent liability should be calculated and recorded. As of June 30, 2024 and December 31, 2023, the Company recorded $154,115 and $80,443, respectively, of excise tax liability calculated as 1% of total shares redeemed.

During the second quarter of 2024, the IRS issued final regulations with respect to the timing and payment of the excise tax.  Pursuant to those regulations, the Company would need to file a return and remit payment for any liability incurred during the period from January 1, 2023 to December 31, 2023 on or before October 31, 2024.

The Company is currently evaluating its options with respect to payment of this obligation.  If the Company is unable to pay its obligation in full, it will be subject to additional interest and penalties which are currently estimated at 10% interest per annum and a 5% underpayment penalty per month or portion of a month up to 25% of the total liability for any amount that is unpaid from November 1, 2024 until paid in full.

Use of Funds Restricted for Payment of Taxes

In February 2024, the Company withdrew $40,050 of interest and dividend income earned on the Trust Account and received a tax refund of $104,305 that was previously paid with the interest and dividend income earned on the Trust Account. Such amounts were restricted for payment of the Company’s tax liabilities as provided in the Company’s charter. During the first quarter of 2024, approximately $90,000 of these funds were inadvertently used for the payments of general operating expenses. The Sponsor replenished $90,000 to the Company’s operating account in the form of a working capital loan.

Going Concern

As of June 30, 2024, the Company had $477 in its operating bank account and a working capital deficit of $3,881,069. The Company’s liquidity needs prior to the consummation of the Initial Public Offering have been satisfied through proceeds from advances from a related party, the Sponsor, and from the issuance of Common Stock. Subsequent to the consummation of the Initial Public Offering, liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering, the proceeds from the Sponsor’s purchase of Private Placement Warrants held outside of our Trust Account and loans from the Sponsor. For the six months ended June 30, 2024, the Company had a net loss of $546,653 and expenses from operating activities were $778,261, mainly due to costs associated with professional services, including legal, financial reporting, accounting and auditing compliance expenses. The Company intends to use the funds held outside the Trust Account, in addition to additional funds that the Company may borrow under the October 2023 Promissory Note (as defined below), primarily to pay corporate filing and compliance expenses, evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses and structure, negotiate and complete an Initial Business Combination. Per the terms of the Extension Notes, funds available under such notes are not restricted for use for extension payments. The Company believes it will need to access additional liquidity in order to consummate an Initial Business Combination.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. As of June 30, 2024, the Company had not commenced any operations. All activity for the period from March 1, 2021 (inception) through June 30, 2024 relates to the Company’s formation, Initial Public Offering and identifying a target company for a business combination. The Company will not generate any operating revenues until after the completion of the Initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest and dividend income on cash and cash equivalents and marketable securities from the proceeds derived from the Initial Public Offering. The Company’s ability to commence operations is contingent upon consummating a business combination. Management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination. Although management has been successful to date in raising necessary funding, there can be no assurance that any required future financing can be successfully completed. Additionally, the Company does not currently have sufficient working capital. Furthermore, the Company’s ability to consummate an Initial Business Combination within the contractual time period is uncertain. The Company currently has until August 17, 2024 to consummate the Initial Business Combination. The Company will not be able to consummate an Initial Business Combination by August 17, 2024. Based on these circumstances, management has determined that there is substantial doubt about the Company’s ability to continue as a going concern due to the uncertainty of liquidity requirements and the mandatory liquidation date within one year.

F-34

The Company’s plan to address the August 17, 2024 liquidation is to extend the liquidation period by one-month increments by depositing $30,000 into the Trust Account each month for a total of up to four additional months to extend the liquidation period to December 17, 2024 from August 17, 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared and presented in accordance with U.S. GAAP and pursuant to the rules and regulations of the SEC. In the opinion of management, these unaudited condensed financial statements include all adjustments necessary for a fair statement of the financial position, results of operations and cash flows of the Company, and the adjustments are of a normal and recurring nature.

Unaudited Interim Financial Statements

In the opinion of the Company, the unaudited financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2024, and its results of operations for the three and six months ended June 30, 2024.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 15, 2024, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2023, is derived from the audited financial statements presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023. The interim results for the three and six months ended June 30, 2024, are not necessarily indicative of the results to be expected for the year ending December 31, 2024, or for any future interim periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

F-35

Use of Estimates

The preparation of unaudited condensed financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2024 and December 31, 2023.

Cash Held in Trust Account

Following the closing of the Initial Public Offering on September 17, 2021, and the underwriters’ exercise of their over-allotment option in full on September 23, 2021, an aggregate amount of $116,150,000 from the Initial Public Offering and the sale of the Private Placement Warrants was placed in the Trust Account and may be invested only in U.S. government securities with a maturity of 185 days or less, in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations or in cash. To mitigate the risk of the Company being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), prior to the 24-month anniversary of the effective date of the Company’s IPO Registration Statement, the Company instructed Continental to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to maintain all funds in the Trust Account in cash in an interest-bearing bank account. The funds were reinvested into money market funds in May 2024. The Trust Account is intended as a holding place for funds pending the earliest to occur of: (i) the completion of the Initial Business Combination; (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Company’s Certificate of Incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete the Initial Business Combination by the Termination Date or (B) with respect to any other provision relating to stockholders’ rights or pre-Initial Business Combination activity; or (iii) absent the consummation of an Initial Business Combination by the Termination Date, the return of the funds held in the Trust Account to the public stockholders as part of redemption of the Public Shares.

Common Stock Subject to Possible Redemption

The Company accounts for its Common Stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common Stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable Common Stock (including Common Stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Common Stock is classified as stockholders’ equity. The Company’s Common Stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Common Stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable shares are effected by charges against additional paid-in capital and accumulated deficit.

F-36

Public and Private Warrants

The Company accounts for the Public Warrants and Private Placement Warrants as equity-classified instruments, based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Common Stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. In that respect, the Private Placement Warrants, as well as any warrants the Company issues to the Sponsor, officers, directors, initial stockholders or their affiliates in payment of working capital loans made to the Company, were identical to the warrants underlying the Units offered in the Initial Public Offering.

Rights

The Company accounts for its Rights as equity-classified instruments based on an assessment of the Rights’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the Rights are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the Rights meet all the requirements for equity classification under ASC 815, including whether the Rights are indexed to the Company’s own Common Stock, among other conditions for the equity classification. This assessment, which requires the use of professional judgement, is conducted at the time of Rights issuance.

Each Right may be traded separately. If the Company is unable to complete an Initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of Rights will not receive any such funds for their Rights, and the Rights will expire worthless. The Company has not considered the effect of Rights sold in the Initial Public Offering and the Private Placement to purchase shares of Common Stock, since the exercise of the Rights are contingent upon the occurrence of future events.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2024 and December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities.

While ASC 740 identifies usage of an effective annual tax rate for purposes of an interim provision, it does allow for estimating individual elements in the current period if they are significant, unusual or infrequent. Computing the effective tax rate for the Company is complicated due to the potential impact of the timing of any Business Combination expenses and the actual interest income that will be recognized during the year. The Company has taken a position as to the calculation of income tax expense in a current period based on ASC 740-270-25-3 which states, “If an entity is unable to estimate a part of its ordinary income (or loss) or the related tax (benefit) but is otherwise able to make a reasonable estimate, the tax (or benefit) applicable to the item that cannot be estimated shall be reported in the interim period in which the item is reported.” The Company believes its calculation to be a reliable estimate and allows it to properly take into account the usual elements that can impact its annualized book income and its impact on the effective tax rate. As such, the Company is computing its taxable income (loss) and associated income tax provision based on actual results through June 30, 2024. The Company’s effective tax rate was (7.1)% and (9.0)% for the three months ended June 30, 2024 and 2023, respectively. The Company’s effective tax rate was (10.7)% and (10.5)% for the six months ended June 30, 2024 and 2023, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three and six months ended June 30, 2024 and 2023 due to changes in the valuation allowance on the deferred tax assets.

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Franchise Taxes

The Company is subject to franchise tax filing requirements in the State of Delaware.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of June 30, 2024, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

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The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at June 30, 2024 and December 31, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

		Fair value measurements at reporting date using:
Description	Fair Value	Quoted prices in active markets for identical liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Marketable securities held in Trust Account at June 30, 2024	$5,629,889	$5,629,889	$-	$-

Cash held in Trust Account at December 31, 2023	$12,453,412	$12,453,412	$-	$-

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Net Loss Per Common Share

Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed like basic earnings per share, except the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of share options, if dilutive.

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, Earnings Per Share. The Statements of Operations include a presentation of loss per redeemable share and loss per non-redeemable share following the two-class method of income per share. In order to determine the net loss attributable to both the redeemable shares and non-redeemable shares, the Company first considered the total loss allocable to both sets of shares. This is calculated using the total net loss less any dividends paid. For purposes of calculating net loss per share, any remeasurement of the ordinary shares subject to possible redemption was considered to be dividends paid to the public stockholders. Subsequent to calculating the total loss allocable to both sets of shares, the Company split the amount to be allocated using a ratio of 0% for the redeemable Public Shares and 100% for the non-redeemable shares, reflective of the respective participation rights, for the three and six months ended June 30, 2024.

The loss per share presented in the statement of operations is based on the following:

For the Three Months Ended June 30, 2024

	Common shares subject to redemption	Non-redeemable Common Shares

Basic and diluted net loss per share
Numerator:
Allocation of net loss	-	(440,207)
Denominator:
Weighted-average shares outstanding	942,880	2,875,000
Basic and diluted net loss per share	$-	$(0.15)

For the Three Months Ended June 30, 2023

	Common shares subject to redemption	Non-redeemable Common Shares

Basic and diluted net loss per share
Numerator:
Allocation of net loss	-	(458,516)
Denominator:
Weighted-average shares outstanding	1,767,576	2,875,000
Basic and diluted net loss per share	$-	$(0.16)

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For the Six Months Ended June 30, 2024

	Common shares subject to redemption	Non-redeemable Common Shares

Basic and diluted net loss per share
Numerator:
Allocation of net loss	-	(546,653)
Denominator:
Weighted-average shares outstanding	1,043,001	2,875,000
Basic and diluted net loss per share	$-	$(0.19)

For the Six Months Ended June 30, 2023

	Common shares subject to redemption	Non-redeemable Common Shares

Basic and diluted net loss per share
Numerator:
Allocation of net loss	-	(863,043)
Denominator:
Weighted-average shares outstanding	1,830,345	2,875,000
Basic and diluted net loss per share	$-	$(0.30)

The Company has not considered the effect of Warrants and Rights sold in the Initial Public Offering and the Private Placement to purchase 11,966,667 shares of Common Stock in the calculation of diluted loss per share, since the exercise of the Warrants and Rights are contingent upon the occurrence of future events. As a result, diluted net loss per common share is the same as basic net loss per common share for the period presented.

Recent Accounting Pronouncements

In June 2022, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2022-03, Fair Value Measurement (Topic 820) (“ASU 2022-03”). The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments in this Update also require additional disclosures for equity securities subject to contractual sale restrictions. The provisions in this Update are effective for fiscal years beginning after December 15, 2023 for public business entities. Early adoption is permitted. The Company does not expect to early adopt this ASU. The Company is currently evaluating the impact of adopting this guidance on the balance sheets, results of operations and cash flows.

ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The new standard is effective for public entities with annual periods beginning after December 15, 2024, with early adoption permitted and should be applied prospectively with the option of retrospective application. The Company does not expect to early adopt this ASU. The Company is currently evaluating the impact of adopting this guidance on the balance sheets, results of operations and cash flows.

The Company does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

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NOTE 3 - INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, on September 17, 2021, the Company sold 10,000,000 Units at a price of $10.00 per Unit for a total of $100,000,000, which increased to 11,500,000 Units for a total of $115,000,000 when the over-allotment option was exercised in full on September 23, 2021. Each Unit consists of one share of Common Stock, one Right and one Public Warrant. Each Right entitles the holder thereof to receive one-fifteenth (1/15) of one share of Common Stock upon the consummation of an Initial Business Combination. Each redeemable Public Warrant entitles the holder to purchase one half (1/2) of one share of Common Stock at a price of $11.50 per full share, subject to adjustment (see Note 7).

In connection with its Initial Public Offering, the Company incurred offering costs of $2,923,969, consisting of $2,400,000 of underwriting commissions and expenses and $523,969 of costs related to the Initial Public Offering. Additionally, the Company recorded deferred underwriting commissions of $4,025,000 payable only upon completion of the Initial Business Combination.

NOTE 4 – RELATED PARTY TRANSACTIONS

Sponsor Shares

On March 16, 2021, the Sponsor purchased 2,875,000 shares (the “Founder Shares”) of the Company’s Common Stock for an aggregate price of $25,000.

Prior to the effective date of the registration statement filed in connection with the Initial Public Offering, the Company entered into agreements with its directors in connection with their board service and certain members of its advisory board in connection with their advisory board service for its Sponsor to transfer an aggregate of 277,576 of its Founder Shares to the Company’s directors for no cash consideration and an aggregate of 60,000 of its Founder Shares to certain members of the Company’s advisory board for no cash consideration, for a total of 337,576 shares, approximating the fair value of the shares on such date, or $34. The shares were subsequently transferred prior to the effectiveness of the Company’s registration statement. The Founder Shares do not have redemption rights and will be worthless unless the Company consummates its Initial Business Combination.

Private Placement Warrants

Our Sponsor purchased from us an aggregate of 10,900,000 Private Placement Warrants at a purchase price of $0.50 per warrant, or $5,450,000 in the aggregate, in a private placement that closed simultaneously with the closing of the Initial Public Offering. A portion of the proceeds received from the purchase equal to $3,450,000 was placed in the Trust Account so that at least $10.10 per share sold to the public in the Initial Public Offering is held in the Trust Account.

March 2021 Promissory Note – Related Party

On March 16, 2021, the Company issued an unsecured promissory note to the Sponsor (extended by amendment in March 2022 to the consummation of an Initial Business Combination) (the “March 2021 Promissory Note”), pursuant to which the Company could borrow up to an aggregate principal amount of $300,000, of which $300,000 was outstanding under the March 2021 Promissory Note as of June 30, 2024 and December 31, 2023. The March 2021 Promissory Note is non-interest bearing and payable on the date on which the Company consummates its Initial Business Combination. The Sponsor may elect to convert any portion or all of the amount outstanding under the March 2021 Promissory Note into Private Placement Warrants to purchase shares of Common Stock of the Company at a conversion price of $0.50 per warrant, and each warrant will entitle the holder to acquire one-half share of the Company’s Common Stock at an exercise price of $11.50 per share, commencing on the date of the Initial Business Combination of the Company, and otherwise on the terms of the Private Placement Warrants.

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The Company analyzed the conversion feature of the March 2021 Promissory Note into private warrants under ASC 815, Derivatives and Hedging, ASC 450, Contingencies, ASC 480, Distinguishing Liabilities from Equity and ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). Prior to any Initial Business Combination, the outstanding amounts under the March 2021 Promissory Note are recorded as a liability on the balance sheet. The conversion feature for any such outstanding amounts requires liability treatment on the balance sheet and should be recorded at fair value with changes to the fair value being recorded through the income statement. Once converted, the private warrants, being identical to the Public Warrants, will be classified under equity treatment. However, given that the fair value of such conversion feature is not material as of the latest drawdown date, and the reporting date, or June 30, 2024, management has not recorded any such adjustment to the Company’s financial statements.

October 2023 Promissory Note – Related Party

On October 31, 2023, the Company issued an unsecured promissory note to the Sponsor (the “October 2023 Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $1,000,000. As of June 30, 2024, the Company had effected drawdowns of $478,700 under the October 2023 Promissory Note. The October 2023 Promissory Note does not bear interest and matures upon the closing of the Initial Business Combination. In the event that the Company does not consummate an Initial Business Combination, the October 2023 Promissory Note will be repaid only from amounts remaining outside of the Trust Account, if any.

Extension Notes – Related Party

As previously disclosed, on December 5, 2022, the Company issued the First Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $750,000 in connection with the extension of the Termination Date. The First Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the First Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an Initial Business Combination, the Sponsor may elect to convert any portion or all of the amount outstanding under the First Extension Note into private warrants to purchase shares of the Company’s Common Stock at a conversion price of $0.50 per private warrant. Such private warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of the Initial Public Offering. The balance on the First Extension Note as of June 30, 2024 and December 31, 2023 was $750,000.

As previously disclosed, in connection with the approval of the June 2023 Extension Amendment on June 12, 2023, on June 13, 2023, the Company issued the Second Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $390,000 in connection with the extension of the Termination Date. The Second Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Second Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. Upon the consummation of an Initial Business Combination, the Sponsor may elect to convert any portion or all of the amount outstanding under the Second Extension Note into private placement warrants to purchase shares of the Company’s Common Stock at a conversion price of $0.50 per private placement warrant. Such private placement warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of the Initial Public Offering. The balance on the Second Extension Note as of June 30, 2024 and December 31, 2023 was $390,000.

As previously disclosed, in connection with the approval of the November 2023 Extension Amendment on November 30, 2023, on December 13, 2023, the Company issued the Third Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $330,000 in connection with the extension of the Termination Date. The Third Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Third Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Third Extension Note as of June 30, 2024 and December 31, 2023 was $330,000 and $55,000, respectively.

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As previously disclosed, in connection with the approval of the June 2024 Extension Amendment on June 3, 2024, on June 12, 2024, the Company issued the Fourth Extension Note to the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $180,000 in connection with the extension of the Termination Date. The Fourth Extension Note does not bear interest and matures upon the earlier of (a) the closing of an Initial Business Combination and (b) the Company’s liquidation. In the event that the Company does not consummate an Initial Business Combination, the Fourth Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any. The balance on the Fourth Extension Note as of June 30, 2024 and December 31, 2023 was $30,000 and $0, respectively.

Through the date of this report, the Company has effected drawdowns of an aggregate of $1,530,000 under the Extension Notes and caused such sums to be deposited into the Trust Account in connection with the extension of the Termination Date from December 17, 2022 to August 17, 2024. Such amounts will be distributed either to: (i) all of the holders of Public Shares upon the Company’s liquidation or (ii) holders of Public Shares who elect to have their shares redeemed in connection with (a) a vote to approve certain specified amendments to the Company’s Certificate of Incorporation or (b) the consummation of an Initial Business Combination.

The Company analyzed the conversion feature of the First and Second Extension Notes into private warrants under ASC 815, Derivatives and Hedging, ASC 450, Contingencies, ASC 480, Distinguishing Liabilities from Equity and ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40).” Prior to an Initial Business Combination, the outstanding amounts under the Extension Notes are recorded as a liability on the balance sheet. The conversion feature for any such outstanding amounts requires liability treatment on the balance sheet and should be recorded at fair value with changes to the fair value being recorded through the income statement. Once converted, the private warrants, being identical to the Public Warrants, will be classified under equity treatment. However, given that the fair value of such conversion feature is not material as of the latest drawdown date of each of the Extension Notes, the reporting date, or June 30, 2024, management has not recorded any such adjustment to the Company’s financial statements.

Administrative Support Agreement

The Company entered into an agreement to pay our Sponsor a monthly fee of $10,000 for office space, secretarial, and administrative support services provided to the Company beginning in September 2021 and continuing monthly until the earlier of the completion of an Initial Business Combination or the Company’s liquidation. As of June 30, 2024, $285,000 is owed to the Sponsor under this agreement.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the Initial Public Offering. The holders of the majority of these securities are entitled to make up to three demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of our Initial Business Combination.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of its prospectus to purchase up to 1,500,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. On September 23, 2021, the underwriters exercised the over-allotment option in full and purchased an additional 1,500,000 Units (the “Over-Allotment Units”), generating gross proceeds of $15,000,000 on September 27, 2021.

The underwriters received a cash underwriting discount of $0.20 per Unit, or $2,300,000 in the aggregate, and were paid offering expenses of $100,000 upon the closing of the Initial Public Offering including the overallotment.

Finder’s Fee Agreement

On July 12, 2022, the Company entered into a finder’s fee agreement with a third-party finder (“Finder”), payable only upon the successful consummation of an Initial Business Combination with a merger target company identified and introduced by the Finder and acknowledged by the Company in writing during the retention period, which shall be one year after origination and will continue for one year after such period, unless terminated earlier. For purposes of the agreement, the finder’s fee shall be calculated as 1% of the sum of any cash and noncash consideration actually delivered and paid in connection with an Initial Business Combination.

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Agent Agreement

On July 19, 2022, the Company entered an agent agreement with a FINRA registered broker-dealer (“Agent”), by which the Company engaged the Agent as its non-exclusive agent to use commercially reasonable efforts to refer the Company to potential target companies for an Initial Business Combination. If the Company completes a transaction with any such target company referred to by the Agent within 18 months after such referral, the Agent shall be paid a success fee based upon the transaction value, which shall become due and payable concurrently with the Initial Business Combination.

Chardan Capital Markets, LLC M&A / Capital Markets Advisory Agreement

On July 23, 2022, the Company entered a M&A/Capital Markets Advisory Agreement (“M&A Agreement”) with Chardan Capital Markets, LLC (“Chardan”), by which Chardan shall assist and advise the Company in completing an Initial Business Combination. In the event an Initial Business Combination is consummated during the term of the M&A Agreement, the Company shall pay to Chardan at the closing of the Initial Business Combination a fee (the “M&A Fee”) as described below. If the M&A Fee is to be based on the “Aggregate Value” of an Initial Business Combination, such term means, without duplication, an amount equal to the sum of the aggregate value of any securities issued, promissory notes delivered by the Company to a target company in connection with an Initial Business Combination, and any other cash and non-cash consideration (using such values as set forth in such Initial Business Combination’s definitive agreement) delivered and paid in connection with an Initial Business Combination, and the amount of all debt and debt-like instruments of the target company immediately prior to closing that (a) are assumed or acquired by the Company or (b) retired or defeased in connection with such business combination less any amounts of a financing relating to such Initial Business Combination (a “Financing”) that are the basis of a Financing Fee (as defined below). Even if an Initial Business Combination is not consummated prior to the expiration or termination of the M&A Agreement, Chardan shall be entitled to the full M&A Fee with respect to any transaction consummated involving a party introduced to the Company by Chardan (an “Introduced Party”) that occurs within 18 months of the expiration or termination of the M&A Agreement or within 12 months of the expiration or termination of the M&A Agreement for any party not deemed an Introduced Party.

In the event an Initial Business Combination is consummated involving a party other than an Introduced Party, the Company will pay to Chardan an M&A Fee equal to the greater of $800,000 or 1% of the Aggregate Value of the Initial Business Combination, paid at the close of the Initial Business Combination. In the event an Initial Business Combination is consummated with an Introduced Party as business combination target, the Company shall pay to Chardan an aggregate M&A Fee based on the Aggregate Value of the Initial Business Combination according to the following schedule:

●	3% of the first $100 million Aggregate Value;
●	2% of the Aggregate Value greater than $100 million but less than $200 million;
●	1% of the Aggregate Value greater than $200 million.

The M&A Fee will be paid either in cash out of the flow of funds from the Trust Account or in registered and free trading securities of the Company, as the parties may agree.

The Company will pay a cash fee equal to 5% of the aggregate sales price of securities sold in the financing to introduced parties and a cash fee equal to 1% of the aggregate sales price of public or private securities sold in a financing transaction to investors other than introduced parties (collectively, the “Financing Fee”). If such sale of securities occurs through multiple closings, then a pro rata portion of such fee shall be paid upon each closing. The Financing Fee will be paid in cash from the flow of funds from the Financing.

The Company will pay Chardan up to $150,000 in aggregate for reimbursable out of pocket expenses.

On April 24, 2024, Chardan resigned its role as M&A/Capital Markets Advisor and terminated the M&A Agreement solely with respect to the Company’s contemplated business combination with Xtribe.

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As of June 30, 2024 and December 31, 2023, the Company recorded deferred underwriting commissions of $4,025,000 payable to Chardan only upon completion of its Initial Business Combination.

NOTE 6 – COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION

The Company’s Common Stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Common Stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

The following is a reconciliation of the Company’s Common Stock subject to possible redemption as of June 30, 2024 and December 31, 2023:

Common Shares Subject to Possible Redemption

Balance, December 31, 2022	$19,571,562
Deposits to Trust Account	1,070,000
Remeasurement of common stock subject to possible redemption	755,103
Taxes withdrawn from Trust Account	(898,940)
Redemption of common stock	(8,044,313)
Balance, December 31, 2023	12,453,412
Deposits to Trust Account	305,000
Redemption of common stock	(7,367,204)
Taxes withdrawn from Trust Account	(40,050)
Remeasurement of common stock subject to possible redemption	278,731
Balance, June 30, 2024	$5,629,889

NOTE 7 – STOCKHOLDERS’ DEFICIT

Common Stock

The Company’s Certificate of Incorporation authorizes the issuance of 100,000,000 shares of Common Stock, par value $0.0001, and 1,000,000 shares of undesignated preferred stock, par value $0.0001.

In March 2021, the Company issued 2,875,000 Founder Shares at a price of approximately $0.01 per share for total cash of $25,000. There are no shares of preferred stock outstanding as of June 30, 2024 and December, 31, 2023.

Rights

The registration statement pursuant to which the Company registered its securities offered in the Initial Public Offering was declared effective on September 14, 2021. On September 17, 2021, the Company consummated its Initial Public Offering of 10,000,000 Units. Each Unit consists of one share of Common Stock of the Company, $0.0001 par value per share, one redeemable warrant, with each Public Warrant entitling the holder thereof to purchase one-half (1/2) of one share of Common Stock at an exercise price of $11.50 per whole share, subject to adjustment, and one Right, with each Right entitling the holder thereof to receive one-fifteenth (1/15) of one share of Common Stock upon the consummation by the Company of an Initial Business Combination. Each Right may be traded separately. If the Company is unable to complete an Initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of Rights will not receive any such funds for their Rights, and the Rights will expire worthless.

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Public Warrants

Each redeemable warrant entitles the registered holder to purchase one half of one share of Common Stock at a price of $11.50 per full share, subject to adjustment as discussed below, at any time commencing on the later of the completion of an Initial Business Combination and 12 months from the closing of the Initial Public Offering. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of Common Stock issuable upon exercise of the warrants and a current prospectus relating to such shares of Common Stock. Notwithstanding the foregoing, if a registration statement covering the shares of Common Stock issuable upon exercise of the warrants is not effective within 90 days from the consummation of the Initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis. The warrants will expire five years from the consummation of an Initial Business Combination.

The Company may call the outstanding warrants for redemption (excluding the Private Placement Warrants and warrants that may be issued upon conversion of working capital loans), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;
●	if, and only if, the reported last sale price of the shares of Common Stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders (the “Force-Call Provision”), and
●	if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If the Company calls the warrants for redemption as described above, management of the Company will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.”

In addition, if (x) the Company issues additional shares of Common Stock or equity-linked securities for capital raising purposes in connection with the closing of the Initial Business Combination at an issue price or effective issue price of less than $9.50 per share of Common Stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for funding the Initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Common Stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the Initial Business Combination (such price, the “Market Value”) is below $9.50 per share, the Warrant Price shall be adjusted (to the nearest cent) to be equal to 115% of the Market Value, and the last sales price of the Common Stock that triggers the Company’s right to redeem the Warrants pursuant to Section 6.1 below shall be adjusted (to the nearest cent) to be equal to 165% of the Market Value.

The Private Placement Warrants, as well as any warrants the Company issues to the Sponsor, officers, directors, initial stockholders or their affiliates in payment of working capital loans made to the Company, will be identical to the warrants underlying the Units offered in the Initial Public Offering.

F-46

NOTE 8 – SUBSEQUENT EVENTS

Management evaluated subsequent events and transactions that occurred after the balance sheet date, up to the date that the financial statements were issued. Based upon this review, other than as set forth below, management did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

July Extension

On July 17, 2024, the Company effected the second drawdown of $30,000 under the Fourth Promissory Note and caused the Sponsor to deposit such sum into the Trust Account in connection with the extension of the Termination Date from July 17, 2024 to August 17, 2024. Such amounts will be distributed either to: (i) all of the holders of Public Shares upon the Company’s liquidation or (ii) holders of Public Shares who elect to have their shares redeemed in connection with (a) a vote to approve certain specified amendments to the Company’s Certificate of Incorporation or (b) the consummation of a Business Combination.

Use of Funds Restricted for Payment of Taxes

The Company’s initial business combination target, Xtribe, has agreed to replenish the Company’s operating account for approximately $174,000 for funds to be used for tax obligations previously withdrawn from the Trust Account and inadvertently used for payments of general operating expenses.

F-47

XTRIBE P.L.C

and Subsidiaries

Consolidated Financial Statements

December 31, 2023, and 2022

With Report of Independent Registered Public Accounting Firm

F-48

F-49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of XTRIBE P.L.C.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of XTRIBE P.L.C. (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2023, and the related consolidated notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company’s losses from development activities raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Morison Cogen LLP

We have served as the Company’s auditor since 2016.

Blue Bell, Pennsylvania

July 25, 2024

F-50

XTRIBE P.L.C. and Subsidiaries

Consolidated Balance Sheets

	December 31, 2023	December 31, 2022
ASSETS

Current assets:
Cash and cash equivalents	$12,624	$31,857
Accounts receivable	440	1,740
Due from officer	188,540	105,960
Value-added taxes receivable	23,350	269,111
Notes receivable	863,800	-
Other current assets	7,529	26,972
Total current assets	1,096,283	435,640

Non -current assets:
Other assets	20,572	20,182
Fixed assets, net	8,902	30,596
Right-of-use assets (Finance)	44,770	86,097
Right-of-use assets (Operating)	203,817	240,745
Total assets	1,374,344	813,260

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	1,729,900	1,225,917
Accrued expenses	596,771	522,995
Payroll-related liabilities	531,853	552,664
Other current liabilities	12,258	15,840
Due to related parties	2,225,748	732,683
Bank financing and other third-party financing	60,207	719,651
Lease liabilities (Finance)	11,491	11,378
Lease liabilities (Operating)	28,199	36,408
Deferred revenue	1,368	-
Total current liabilities	5,197,795	3,817,536

Non-current liabilities:
Due to related parties	6,466,319	5,201,157
Bank financing and other third-party financing	883,968	406,003
net of current portion
Deferred tax liabilities	1,237	1,194
Deferred revenue, net of current portion	-	4,254
Lease liabilities, net of current portion (Finance)	181,424	192,915
Lease liabilities, net of current portion (Operating)	180,509	208,708
Other noncurrent liabilities	90,703	64,082
Total liabilities	13,001,955	9,895,849

Commitments and contingencies (Note 12)

Stockholders’ deficit:
Ordinary shares, Series A, $0.034 par value; unlimited shares authorized; 9,701,000 shares issued and outstanding at December 31, 2023 and 2022	329,834	329,834
Legal reserve	1,905	1,905
Additional paid-in capital	2,214,030	2,214,030
Accumulated other comprehensive income	189,529	71,237
Accumulated deficit	(14,362,909)	(11,699,595)
Total stockholders’ deficit	(11,627,611)	(9,082,589)
Total liabilities and stockholders’ deficit	$1,374,344	$813,260

The accompanying notes are an integral part of these consolidated financial statements

F-51

XTRIBE P.L.C. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2023 and 2022

	2023	2022

Net sales	$17,700	$22,406
Cost of sales	-	23,083
Gross profit (loss)	17,700	(677)

Operating expenses:
General and administrative expenses	2,211,549	1,520,436
Sales and marketing expenses	253,420	1,476,904
Research and development	122,006	111,406
Total operating expenses	2,586,975	3,108,746

Loss from operations	(2,569,275)	(3,109,423)

Interest expense	91,943	53,728
Loss before income tax provision	(2,661,218)	(3,163,151)

Provision for taxes	2,096	4,576

Net loss	$(2,663,314)	$(3,167,727)

Other comprehensive income:
Foreign currency translation adjustments	118,292	200,514
Comprehensive loss	$(2,545,022)	$(2,967,213)

Basic and diluted net loss per ordinary share	$(0.27)	$(0.33)

Basic and diluted weighted average ordinary shares outstanding:	9,701,000	9,701,000

The accompanying notes are an integral part of these consolidated financial statements.

F-52

XTRIBE P.L.C. and Subsidiaries

Consolidated Statement of Changes in Stockholders’ Deficit

For the Years Ended December 31, 2023 and 2022

	Ordinary shares - Series A		Additional Paid-In	Legal	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Capital	reserve	Income (Loss)	Deficit	Deficit
Balance at December 31, 2021	9,701,000	$329,834	$2,214,030	$1,905	$(129,277)	$(8,531,868)	$(6,115,376)

Net loss	-	-	-	-	-	(3,167,727)	(3,167,727)

Cumulative translation adjustment	-	-	-	-	200,514	-	200,514

Balance at December 31, 2022	9,701,000	$329,834	$2,214,030	$1,905	$71,237	$(11,699,595)	$(9,082,589)

Net loss	-	-	-	-	-	(2,663,314)	(2,663,314)

Cumulative translation adjustment	-	-	-	-	118,292	-	118,292

Balance at December 31, 2023	9,701,000	$329,834	$2,214,030	$1,905	$189,529	$(14,362,909)	$(11,627,611)

F-53

XTRIBE P.L.C. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities:
Net loss	$(2,663,314)	$(3,167,727)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,676	25,367
Lease amortization	78,255	61,277
Change in operating assets and liabilities
Accounts receivable	1,300	461
Other assets	264,814	(243,378)
Accounts payable	503,983	391,359
Due to related parties	409,527	(18,919)
Accrued expenses	73,776	140,402
Operating leases	(36,408)	2,173
Payroll-related liabilities	(20,811)	243,270
Other liabilities	20,795	17,236
Net cash used in operating activities	(1,362,407)	(2,548,479)

Cash flows from investing activities:
Lendings to third parties	(863,800)	-
Purchase of equipment	(2,749)	(23,121)
Proceeds from sale of equipment	18,168	-
Net cash used in investing activities	(848,382)	(23,121)

Cash flows from financing activities:

Proceeds from loans from related parties	2,312,944	2,577,332
Repayments of loans from third parties	(228,302)	(168,297)
Finance lease payments for principal of lease liability	(11,378)	(19,137)
Net cash provided by financing activities	2,073,264	2,389,898

Effect of changes in exchange rates for cash and cash equivalents	118,292	197,817

Net change in cash and cash equivalents	(19,233)	16,115

Cash and cash equivalents, beginning of year	31,857	15,742

Cash and cash equivalents, end of year	$12,624	$31,857

Supplementary Cash Flows Information
Interest paid	$73,699	$50,323
Income taxes paid	$50	$50

The accompanying notes are an integral part of these consolidated financial statements.

F-54

XTRIBE P.L.C and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1 – NATURE OF THE BUSINESS

XTRIBE P.L.C, a UK Corporation, including its wholly owned subsidiaries (collectively referred to as the “Company”) operates in the sector of mobile application operations. It provides an internally developed smartphone application for the sale, purchase, and rent of new and second-hand objects and services for users with an active geolocation tool which locates all potential customers within the specified geographic target. The application offers both a free version and a paid version, the latter designed for sellers and professionals with above-average needs.

The Company is focused on the improvement of customer awareness, the development of commercial network, and the refinement of the sales process, with plans to expand its current operations in the Italian market to the United States of America and other selected markets in the near future.

The Company was originally registered as a private limited company in the United Kingdom as MEC FOOD (UK) LTD on December 12, 2011. On May 12, 2014, the Company changed its name to XTRIBE Limited. On April 30, 2016, the Company was registered as a public limited company and changed its name to XTRIBE P.L.C.

On March 17, 2017, the Company formed a wholly owned subsidiary, XTRIBE USA Corp. in the state of Delaware. This corporation is responsible for operations in the United States.

On March 9, 2018, the Company formed a wholly owned subsidiary, XTRIBE SUISSE SA (“Xtribe Swiss”) in Switzerland. This corporation is responsible for operations in Switzerland.

On June 5, 2018, the Company acquired 100% of the equity interests in X-SOLUTION S.R.L. This corporation is responsible for operations in Italy.

On December 21, 2021, the Company formed a wholly owned subsidiary, XTRIBE Balkan SHPK (“Xtribe Balkan”) in Albania. This corporation serves as a call center to provide services related to business activities.

In January 2023 the Company entered negotiations to merge with a US Special Purpose Acquisition Company (the “SPAC”).

On March 22, 2023 Xtribe Group LLC, which is wholly owned and a direct subsidiary of the Company, was formed in Delaware. The purpose of Xtribe Group LLC is to consummate a business combination with the SPAC in the United States.

As part of the merger transaction with the SPAC, the Company’s stockholders voted unanimously to dissolve Xtribe Swiss and Xtribe Balkan and to strike-off Xtribe PLC. Xtribe Balkan was dissolved in December 2023. On July 19, 2024, the Swiss authorities approved the dissolution request of Xtribe Swiss, with the official dissolution anticipated to be completed within 60 days. The strike-off of Xtribe PLC is expected to take place in 2025.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of XTRIBE P.L.C and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Reclassifications

Certain reclassifications have been made to the 2022 consolidated financial statements in order to conform to the 2023 financial statement presentation.

F-55

XTRIBE P.L.C and Subsidiaries

Notes to Consolidated Financial Statements

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include revenue recognition, deferred tax assets, lease liabilities and right-of-use assets.

Risks and uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets, and the general condition of the U.S. and world economy. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations.

Cash and cash equivalents

The Company considers all highly liquid investments, and certificates of deposit and commercial paper with original maturities of 90 days or less when purchased to be cash equivalents. The Company reclassifies cash overdrafts to the bank overdraft liability account.

Accounts receivable, net

Accounts receivable are uncollateralized obligations due under normal trade terms generally requiring payment within 1 to 90 days from the invoice date. Accounts receivable are presented net of an allowance for credit losses, which is an estimate of amounts that may not be collectible. The Company uses historical loss information based on the aging of receivables, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected credit losses. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at year-end is consistent with historical conditions as credit terms and practices and the client base has not changed significantly.

The Company determined it was not necessary to record an allowance for credit losses as of December 31, 2023 and 2022

Fixed assets

Equipment is carried at cost less accumulated depreciation. Depreciation is recorded on a straight-line method over the estimated useful lives of the assets. The estimated useful lives of equipment ranges from one to seven years, and the estimated useful life for leasehold improvements is over the lesser of the term of the related lease or the estimated useful lives of the related improvements.

Depreciation expense charged to operations was $4,661 and $25,367 for the years ended December 31, 2023, and 2022, respectively.

Leases

The Company accounts for leases in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 842 (“ASC 842”). ASC 842 requires organizations to recognize leased assets and liabilities on the balance sheet. The standard also requires disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases.

The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. The Company has lease agreements which include lease and non-lease components, which the Company accounts for as a single lease component for all leases.

F-56

XTRIBE P.L.C and Subsidiaries

Notes to Consolidated Financial Statements

Operating and finance lease right of use (“ROU”) assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The operating lease payments are recognized as lease expense on a straight-line basis over the lease term. The finance lease ROU assets are recognized as amortization expense on a straight-line basis over the lease term. Lease payments included in the measurement of the lease liability are comprised of fixed payments.

Variable lease payments associated with the Company’s leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease payments are presented in the Company’s consolidated statements of operations and comprehensive loss in the same line item as expense arising from fixed lease payments for operating leases.

Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company applies this policy to all underlying asset categories.

ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate (“IBR”). As most of the Company’s leases do not provide an implicit rate, the Company uses its IBR based on the information available at commencement date in determining the present value of lease payments.

The lease term for all of the Company’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), which requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company recognizes revenue when its performance obligations with its customers have been satisfied. To determine revenue recognition for contracts that the Company determines are within the scope of ASC 606, it performs the following five steps:

1.	Identify the contract(s) with a customer.
2.	Identify the performance obligations in the contract.
3.	Determine the transaction price.
4.	Allocate the transaction price to the performance obligations in the contract.
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company only has revenue from customers and its primary source of revenue is from subscriptions to the Company’s smartphone application. The Company’s standard subscription contracts have a duration that range from one month to one year and are billed in advance on a monthly basis. The Company recognizes revenue when the performance obligations are satisfied by transferring the control to the customer, which generally occurs when the customer is granted access to the paid version of the application upon payment. In addition, contracts typically do not contain variable consideration as the contracts include stated prices.

Taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from sales.

Research and development costs

In accordance with ASC 730, Research and Development, research and development costs are expensed when incurred. Software development costs for the years ended December 31, 2023, and 2022 were $122,006 and $111,406, respectively.

F-57

XTRIBE P.L.C and Subsidiaries

Notes to Consolidated Financial Statements

Income taxes

The Company follows ASC 740, Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Tax years from 2015 through 2023 remain subject to examination by major tax jurisdictions.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more-likely-than-not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions based on a two-step process in which (1) management determines whether it is more-likely-than-not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. As of December 31, 2023, no accrued interest or penalties are included on the related tax liability line in the Company’s consolidated statements of operations and comprehensive loss.

Long-lived assets

The Company evaluates the recoverability of its long-lived assets in accordance with ASC 360, Property, Plant, and Equipment. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets are measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset, undiscounted and without interest or independent appraisals. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets. For the years ended December 31, 2023, and 2022, the Company determined that no triggering events had occurred.

Basic and diluted net loss per ordinary share

The Company computes basic net loss per ordinary share by dividing net loss applicable to ordinary stockholders by the weighted average number of ordinary shares outstanding during the period. The Company computes diluted net loss per ordinary share by dividing the net loss applicable to ordinary stockholders by the sum of the weighted-average number of ordinary shares outstanding during the period plus the potential dilutive effects of ordinary share equivalent instruments, but such items are excluded if their effect is anti-dilutive. Since the Company reported a net loss for each of the years presented and because the Company has no ordinary share equivalents, the amounts reported for basic and diluted loss per share were the same.

F-58

XTRIBE P.L.C and Subsidiaries

Notes to Consolidated Financial Statements

Fair value of financial instruments

Certain assets and liabilities are carried at fair value in accordance with ASC 820, Fair Value Measurement. Fair value is defined as the price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level	1 Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2	Significant other observable inputs other than Level 1 prices, such as quoted prices for similar, but not identical, assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

Level 3	Significant unobservable inputs in which there is little or no market data available and requires the Company to develop its own assumptions that market participants would use in pricing an asset or liability.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of any input that is significant to the fair value measurement. The Company’s estimates of fair values are based upon assumptions believed to be reasonable, but which are uncertain and involve significant judgments made by management by considering factors specific to the asset or liability. The determination of fair value requires more judgment to the extent the valuation is based on models or inputs that are less observable or unobservable in the market. Accordingly, the degree of judgment exercised by the Company in determining the fair value is greatest for instruments categorized as Level 3.

Financial instruments recognized at historical amounts in the consolidated balance sheets consist of cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued expenses, and other current liabilities. The Company believes that the carrying value of these accounts approximates their fair value due to the short-term nature of these instruments.

The carrying value of the long-term financing (excluding stockholder loans) approximates the fair value as the related interest rates are market-based. The carrying value of the long-term stockholder loans may differ from the fair value considering its non-interest-bearing nature; however, considering the nature of the loans and the fact that no dates of repayment are established, the Company does not account for fair value of the loans.

Accumulated other comprehensive income (loss)

Financial statements of operating subsidiaries outside the United States of America generally are measured using the local currency as the functional currency. Adjustments to translate those statements into U.S. dollars are recorded in other comprehensive income (“OCI”).

Foreign currency

The reporting currency of the Company is the United States (U.S.) dollar. The functional currencies for each of the entities in the Company’s consolidation is as follows: XTRIBE P.L.C - British Pound (GBP), XTRIBE USA Corp. - U.S. Dollar (USD), XTRIBE Group L.L.C. - USD, X-SOLUTIONS S.R.L - Euro (EUR), and XTRIBE SUISSE SA - Swiss Franc (CHF). The financial statements in functional currency are translated to U.S. dollars using the closing rate of exchange for assets and liabilities and average rate of exchange for the Company’s consolidated statement of operations and comprehensive loss. The capital accounts are translated at historical rate. Revenues and expenses are translated at average exchange rates during the reporting period. Translation gains and losses are recorded in accumulated other comprehensive income as a component of stockholders’ deficit.

Foreign currency income and losses resulting from the remeasuring of transactions denominated in a currency other than the reporting currency of a particular entity are included in foreign currency transaction gain or loss on the Company’s consolidated statements of operations and comprehensive loss.

Recently issued accounting pronouncements, adopted

In July 2017, FASB issued ASU 2017-11, Earnings per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): The new guidance amends ASC 815 to exclude consideration of a down-round feature in the evaluation of whether an instrument is indexed to an entity’s own stock under ASC 815-40-15-7C. That is, a down-round provision would not preclude an entity from concluding that an instrument or feature that includes a down-round feature is indexed to the entity’s own stock. This guidance applies to both freestanding financial instruments and embedded conversion options (e.g., in convertible instruments with beneficial conversion features (BCFs) or cash conversion features (CCFs)). The ASU is effective for annual reporting periods beginning after December 15, 2018. The Company adopted this ASU on January 1, 2019 and the adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

F-59

XTRIBE P.L.C and Subsidiaries

Notes to Consolidated Financial Statements

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which addresses the complexity of its guidance for certain financial instruments with characteristics of liabilities and equity. ASU 2020-06 removes the accounting models that require beneficial conversion features or cash conversion features associated with convertible instruments to be recognized as a separate component of equity, adds certain disclosure requirements for convertible instruments, amends the guidance for the derivatives scope exception for contracts in an entity’s own equity and simplifies the diluted earnings per share calculation for certain situations. This guidance is effective for SEC filers, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, and for interim periods within those fiscal years, with early adoption beginning after December 15, 2020. The Company adopted this ASU on January 1, 2021 and the adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which is intended to increase transparency in financial reporting by requiring business entities to disclose information about certain types of government assistance they receive. ASU 2021-10 requires business entities to make certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy to other accounting guidance. This guidance is effective for fiscal years beginning after December 15, 2021. The Company adopted this ASU on January 1, 2022 and the adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance effective January 1, 2023 utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, but did change how the allowance for credit losses is determined.

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 using the modified retrospective approach and elected the package of practical expedients permitted under the transition guidance within the new standard. Upon adoption, the Company recorded operating lease right of use assets of $260,696 and operating lease liabilities of $264,253. Finance leases, previously capital leases, continue to be recognized in a manner consistent with historical guidance under this standard.

Recently Issued Accounting Pronouncements Not Adopted

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the Company’s consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3 – GOING CONCERN

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

F-60

XTRIBE P.L.C and Subsidiaries

Notes to Consolidated Financial Statements

The Company has incurred significant losses and experienced negative cash flow from operations since inception. These conditions raise substantial doubts about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next 12 months from the date of this Annual Report is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional debt or capital financing. Through the date of this Annual Report, the Company has been primarily financed through the issuance of debt. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Since inception, the directors have focused on developing and implementing its business plan. The directors believe that its existing cash resources will not be sufficient to sustain operations and the Company currently needs to generate revenue in order to sustain its operations for the next twelve months. In the event that the Company cannot generate sufficient revenue to sustain its operations, the Company will need to reduce expenses or obtain financing through the sale of debt and/or equity securities.

If the Company is unable to obtain additional funds when they are needed or if such funds cannot be obtained on terms acceptable to the Company, the Company would likely be unable to execute the business plan or pay costs and expenses as they are incurred, which would have a material, adverse effect on the business, financial condition and results of operations.

Based upon the current cash position and the Company’s planned expense run rate, the directors believe the Company has insufficient funds for current operations and will need additional financing for future operations.

The successful outcome of raising additional funds is uncertain and there is no assurance that, if achieved, the Company will have sufficient funds to execute the business plan or generate positive operating results. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 - RELATED PARTY TRANSACTIONS

Due from officer

The Company provided loans to an officer through payroll advances. The loans are interest-free with no stated repayment terms . As of December 31, 2023, and 2022, the amounts due from the officer was $188,540 and $105,960, respectively.

Accrued wage payables to an officer

The Company has accrued $295,746 and $180,746 for wages payable to an officer as of December 31, 2023 and 2022. The accruals are included in due to related parties (current) and payroll-related liabilities as of December 31, 2023 and 2022, respectively, on the accompanying consolidated balance sheets.

Consulting arrangements

The Company has consulting arrangement with three other entities in which the Company’s Chief Executive Officer or stockholder have a material financial interest. As of December 31, 2023, and 2022, the Company owed a total of $468,377 and $74,399 to these related parties. These liabilities are included in due to related parties, current on the accompanying consolidated balance sheets. For the years ended December 31, 2023 and 2022, the Company recognized $222,209 and $135,100 as consulting expenses.

As of December 31, 2023, and 2022, consulting expenses consisted of the following:

	December 31, 2023	December 31, 2022
Software development	$66,500	$12,952
Marketing consulting	155,709	122,148
Total	$222,209	$135,100

Loans from stockholders

As of December 31, 2022, the Company received various loans, in the amount of $5,678,695, from seven of its stockholders, of which one is the Company’s Chief Executive Officer (“CEO”), and another is a relative of the CEO. All loans are non-interest bearing, and repayments of the loans will not be required until the Company has adequate funds to remain solvent. As of December 31, 2022, $477,538 was included in due to related parties, current and $5,201,157 was included in due to related parties, non-current in the accompanying consolidated balance sheet.

F-61

XTRIBE P.L.C and Subsidiaries

Notes to Consolidated Financial Statements

On April 13, 2023, the Company’s CEO purchased loans from other stockholders in the amount of €646,619 ($711,280) and loans from third-party financing in the amount of €285,000 ($313,500). During 2023, the CEO also loaned the Company an additional $2,602,873.

On April 20, 2023, the Company’s CEO exchange €5,450,000 of the loans owed by the Company to subscribe to a €5,450,000 ($5,886,000 as of February 23, 2024) convertible notes (CRM Atlantic Limited Xtribe Convertible 2023), consisting of 54,450 100 EURO notes. The unsecured CRM Atlantic Limited Xtribe Convertible 2023 notes have an interest rate of 7%, a maturity date of May 31, 2023. and is convertible at the holder’s option into ordinary shares of the Company at a conversion price of $6,57 per share. On March 18, 2024, the maturity date was extended to May 31, 2025. As of December 31, 2023, the €5,450,000 ($6,022,250) CRM Atlantic Limited Xtribe Convertible 2023 is reflected in due to related parties, non-current on the accompanying 2023 consolidated balance sheet. On February 23, 2024 the Company CEO converted the CRM notes into 895,687 Xtribe PLC shares.

NOTE 5 – NOTES RECEIVABLE

In March 2023 and October 2023 the Sponsor of the SPAC issued a promissory note to Xtribe PLC for $125,000 and $520,000. During the 4th quarter 2023, the Company advanced the Sponsor of the SPAC $218,800, which was part of a $418,800 March 2024 promissory note. The promissory notes have no stated interest rate and has a maturity date of the earlier to occur of (a) the consummation by the SPAC of an initial business combination and (b) the date of the liquidation of the SPAC. The amount of the promissory notes is equal to the amount that Xtribe Group LLC advanced to the Sponsor to cover the expenses of the SPAC as the Company agreed upon in March 2023.

NOTE 6 - LEASES

The Company is obligated under two lease agreements, one finance lease and one operating leases for office spaces located in Milan, Italy. The term of the lease contracts is six years for both contracts with maturity dates between January and February 2025. For the finance lease, the contract provides that the Company has the right to purchase the leased property within 120 days prior to the termination of the contract, which the Company is considered reasonably certain to exercise. For the operating leases, the contract provides that the Company has the option to renew the lease for an additional 6-year term, which the Company is considered reasonably certain to exercise.

The components of lease expense were as follows:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Finance lease cost:
Amortization of ROU asset	$41,326	$41,326
Interest on lease liabilities	2,056	2,172
Operating lease cost	30,751	33,884
Total lease cost	$74,133	$77,382

Supplemental lease term and discount rate information related to leases was as follows:

	As of December 31, 2023	As of December 31, 2022
Weighted-average remaining lease terms – operating leases	7 years	8 years
Weighted-average discount rate – operating leases	3.75%	3.75%

Weighted-average remaining lease terms – finance leases	1 years	2 years
Weighted-average discount rate – finance leases	3.75%	3.75%

F-62

XTRIBE P.L.C and Subsidiaries

Notes to Consolidated Financial Statements

Supplemental cash flow information related to leases was as follows:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$30,227	$33,070
Finance cash flows from finance leases	$13,434	$13,434

Right-of-use assets obtained in exchange for new lease liabilities:
Operating leases	$-	$11,319
Finance leases	$-	$-

The future minimum lease payments under non-cancelable leases as of December 31, 2023, are as follows:

	Finance Leases	Operating Leases	Total
2024	$13,434	$30,227	$43,661
2025	181,583	30,227	211,810
2026	-	30,227	30,227
2027	-	30,227	30,227
2028	-	30,227	30,227
Thereafter	-	65,487	65,487
Total lease payments	195,017	216,622	411,639
Less: Imputed interest	2,102	7,915	10,017
Total	$192,915	$208,707	$401,622

NOTE 7 - ACCRUED EXPENSES

As of December 31, 2023, and 2022, accrued expenses consisted of the following:

	December 31, 2023	December 31, 2022
Director bonus	$42,275	$39,983
Interest	80,606	14,000
Accrued salary	292,000	292,000
Accrued professional fees	88,000	88,000
Others	93,890	89,012
Total	$596,771	$522,995

NOTE 8 - OTHER CURRENT LIABILITIES

As of December 31, 2023, and 2022, other current liabilities consisted of the following:

	December 31, 2023	December 31, 2022
Liabilities for corporate taxes	11,387	14,901
Others	871	939
Total	$12,258	$15,840

F-63

XTRIBE P.L.C and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 9 – DUE TO RELATED PARTIES

As of December 31, 2023 and 2022, due to related parties consisted of the following:

	December 31, 2023	December 31, 2022
Trade payables due to related parties	$468,377	$74,399
Short-term loans from CEO	1,446,508	477,538
Other payables to CEO	15,117	-
Payables to officer	295,746	180,746-
Total due to related parties, current	2,225,748	732,683

Loans from CEO	6,466,319	4,043,636
Loans from other stockholders	-	1,157,520
Total due to related parties, net of current portion	6,466,319	5,201,157

Total	$8,692,067	$5,933,839

NOTE 10 - BANK FINANCING AND OTHER THIRD-PARTY FINANCING

As of December 31, 2023 and 2022, bank financing and other third-party financing consisted of the following:

	December 31, 2023	December 31, 2022
Overdraft *	$828	$225,358

Loan from bank - current portion *	9,379	6,694
Loan from bank - net of current portion	10,211	16,668
Total loan from bank	19,590	23,362

Convertible loans, current	$50,000	$50,000
Convertible loans, long term	437,599	437,599
Total convertible loans	487,599	487,599
Other loans	$436,158	$389,335

Total	$944,175	$1,125,654

*- These balances are included in the Bank financing and other third-party financing, current on the accompanying consolidated balance sheets.

Bank financing includes bank overdraft of XTRIBE P.L.C. that equals £651 ($828) as at December 31, 2023, and of X-SOLUTION S.R.L. that equals €211,286 ($225,358) as at December 31, 2022. In 2018, X-SOLUTION S.R.L. entered into an agreement with Cherry Bank (ex. Banco delle Tre Venezie) for the overdraft of current account for a maximum amount of €300,000 with a 3.75% interest rate. The original contract provided that the line of credit could be used until July 31, 2019; however, following the Covid-19 emergency and in accordance with local law decree and regulations, the Company has requested several extensions for the use of the line of credit until October 2023 when the account was closed. Interest expense for the line of credit for the bank overdraft was $5,310 and $13,822 the years ended December 31, 2023 and 2022.

Additionally, X-SOLUTION S.R.L. entered into bank loan for a total amount of €25,000 in 2020. The duration of the loan is 6 years with a maturity date of May 5, 2026. The bank loan provides that for the first 24 months, the Company is only required to pay the interest while the repayment of loan principal begins in July 2022. The interest expense for the bank loan was €360 and €449 for the years ended December 31, 2023 and 2022, respectively.

F-64

XTRIBE P.L.C and Subsidiaries

Notes to Consolidated Financial Statements

In 2019, XTRIBE P.L.C. issued secured convertible loans to various holders. The secured convertible loans are convertible at the holder’s option into ordinary shares of the Company equal to the greater of 75% of the fair market value and in no case shall the conversion price be less than $4.50. These secured convertible loans are secured over the Company’s tangible and intangible assets (except patents, patents applications and trademarks) and a security agreement executed by the Company granting a seniority interest in these assets. These secured convertible loans include:

i.	Loan from 2G Global Markets DMCC for $50,000, with a 10% interest rate issued on May 29, 2019. The maturity date was originally June 1, 2021.Interest expense was$0 and $5,000 for the years ended December 31, 2023 and 2022. On November 23, 2022 this loan was assumed by the Company’s Chief Executive Officer and had an outstanding balance of $66,875. As of December 31, 2022, the loan balance is included in Due to relates parties on the accompanying balance sheet. See Note 8 – Due to related parties.
ii.	Loan from Dennis Kromer for $50,000, with a 10% interest rate issued on the July 16, 2019. The maturity date was originally June 1, 2021, but was extended through May 23, 2022 and is currently due in full. Interest expense was $5,000 and $5,000 for the years ended December 31, 2023 and 2022.

The embedded conversion feature represents a beneficial conversion feature, and the Company recognized the relative fair value of the beneficial conversion feature of $100,000 as additional paid-in capital and reduced the carrying value of the secured convertible loans. The carrying value has been accreted over the term of the secured convertible loans up to their face value of $100,000. During the years ended December 31, 2023 and 2022, the Company recognized $0 and $0 of interest expense, respectively, for the accretion of the discount on the secured convertible loans related to the beneficial conversion feature.

On September 29, 2021, XTRIBE P.L.C. entered into an unsecured convertible loan with One Swiss Bank SA. The €370,000 ($437,599) unsecured convertible loan has an interest rate of 7% and has a maturity date of May 31, 2023 (On March 18, 2024 the maturity date was extended to May 31, 2025). The unsecured convertible loan is convertible at the holder’s option into ordinary shares of the Company. The conversion price will be calculated as a 25% discount of the 30 days average price starting from the first stock exchange trading day up to the 30th day. Interest expense was $28,108 and $27,273 for the years ended December 31, 2023 and 2022. On February 23, 2024, this loan was converted into 67,875 shares of the Company.

Other loans for $436,158 and $389,335 as of December 31, 2023 and 2022 are non-interest-bearing loans received by XTRIBE P.L.C. from third parties with no specific repayment terms.

NOTE 11 – INCOME TAX

The provision for income taxes consists of the following:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Current:
Federal and state	$50	$50
Foreign	2,046	4,526
Total	2,096	4,576
Deferred:
Federal and state	-	-
Foreign	-	-
Total	-	-
Provision for income taxes	$2,096	$4,576

At December 31, 2023, the Company has net operating losses in the United States of approximately $1,178,000, losses in the United Kingdom of approximately $12,910,000, losses in Italy of approximated $100, and losses in Switzerland of approximately $117,000. These losses can be carried forward to offset future taxable income. Deferred tax assets would arise from the recognition of anticipated utilization of these net operating losses to offset future taxable income.

F-65

XTRIBE P.L.C and Subsidiaries

Notes to Consolidated Financial Statements

The income tax (benefit) provision consists of the following:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Current	$2,096	$4,576
Deferred	(546,543)	(618,045)
Change in valuation allowance	546,543	618,045
	$2,096	$4,576

The reconciliation of Company’s statutory tax rate to the Company’s effective income tax rate follows:

	For the Year Ended December 31, 2023		For the Year Ended December 31, 2022
	Amount	Percent	Amount	Percent
United Kingdom income tax rate	$(494,000)	19%	$(608,000)	19%
Italy income tax rate	-	28%	-	28%
U.S. federal income tax rate	(52,500)	21%	(9,450)	21%
Switzerland income tax rate	(43)	9%	(595)	9%
Change in valuation allowance	546,543	-92%	618,045	-92%
Net	$-	-	$-	-

The Company’s deferred income tax assets and liabilities consist of the following:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
	$	$
Net operating losses	2,189,310	1,845,325
Software development costs	372,681	462,469
Total deferred tax assets	2,561,991	2,307,794
Valuation allowance	(2,561,991)	(2,307,794)

Deferred tax liabilities	(1,237)	(1,194)
Net deferred tax assets (liabilities)	$(1,237)	$(1,194)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible. Management considered projected future taxable income and tax planning strategies in making this assessment. The value of the deferred tax assets was offset by a valuation allowance, due to the current uncertainty of the future realization of the deferred tax assets.

The timing and manner in which the Company can utilize operating loss carryforwards in any year may be limited by provisions of the Internal Revenue Code regarding changes in ownership of corporations. Such limitation may have an impact on the ultimate realization of its carryforwards and future tax deductions.

The Company follows FASB ASC 740.10, which provides guidance for the recognition and measurement of certain tax positions in an enterprise’s financial statements. Recognition involves a determination of whether it is more likely than not that a tax position will be sustained upon examination with the presumption that the tax position will be examined by the appropriate taxing authority having full knowledge of all relevant information.

The Company’s policy is to record interest and penalties associated with unrecognized tax benefits as additional income taxes in the statement of operations. As of January 1, 2023, the Company had no unrecognized tax benefits and no charge during 2023, and accordingly, the Company did not recognize any interest or penalties during 2023 related to unrecognized tax benefits. There is no accrual for uncertain tax positions as of December 31, 2023.

F-66

XTRIBE P.L.C and Subsidiaries

Notes to Consolidated Financial Statements

The Company files U.S. income tax returns and a state income tax return. With few exceptions, the U.S. and state income tax returns filed for the tax years ending on December 31, 2020 and thereafter are subject to examination by the relevant taxing authorities.

NOTE 12 – EQUITY

The Company has not issued any shares during 2023 and 2022.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to various other claims, both asserted and unasserted, that arise in the ordinary course of business. The Company evaluates these claims and records the related liabilities. It is possible that the ultimate liabilities could differ from the amounts recorded. The Company is not aware of any such commitments and contingencies as of December 31, 2023 and as of the date of this Annual Report. .

NOTE 14 - SUBSEQUENT EVENTS

Subsequent to December 31, 2023 through July 25, 2024, the Company’s Chief Executive Officer advanced $2,456,056 to the Company.

On July 19, 2024, Xtribe Swiss received the official document from Swiss authorities that approves the dissolution request and the strike-off of Xtribe PLC is yet to be initiated.

On April 18, 2024, the Sponsor of the SPAC cancelled all previous promissory notes issued to Xtribe PLC for respectively $125,000, $520,000, $418,000 and $303,000 and issued a new promissory note to Xtribe Group LLC for $1,336,000. The promissory note is non-interest bearing and has a maturity date of the earlier of (a) the consummation by the SPAC of an initial business combination and (b) the date of the liquidation of the SPAC. The amount of the promissory notes is equal to the amount that the Company advanced to the Sponsor to cover the expenses of the SPAC in accordance with a March 2023 agreement.

On May 9, 2024 the Company and Winvest Acquisition Corporation, a publicly traded special purpose acquisition company, announced that they have entered into a definitive business combination agreement with respect to a proposed business combination that is expected to result in the combined company becoming publicly listed on Nasdaq upon the closing of the transaction. Upon closing, the combined company will be renamed “Xtribe Holdings Inc.”

F-67

Annex A

AMENDED AND RESTATED

BUSINESS COMBINATION AGREEMENT

by and among

WinVest Acquisition Corp.,

WinVest (BVI) Ltd.,

Xtribe P.L.C.

and

Xtribe (BVI) Ltd.

Dated as of September 16, 2024

Exhibits
EXHIBIT A	Contribution and Reorganization Agreement
EXHIBIT B	Purchase Agreement
EXHIBIT C	Lock-Up Agreement
EXHIBIT D	WinVest BVI Closing Memorandum and Articles of Association
EXHIBIT E-1	[Intentionally Omitted]
EXHIBIT E-2	[Intentionally Omitted]
EXHIBIT F	Directors and Officers of WinVest BVI

Schedules
SCHEDULE A Key Company Owners
SCHEDULE B Resigning WinVest Officers and Directors

AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of September 16, 2024 (the “Execution Date”), by and among WinVest Acquisition Corp., a Delaware corporation (“WinVest”), WinVest (BVI) Ltd., a British Virgin Islands business company registered with company number 2157117 and a wholly owned subsidiary of WinVest (“WinVest BVI”), Xtribe P.L.C., a public limited company incorporated and registered in England and Wales with number 07878011 (“Xtribe PLC”), and Xtribe (BVI) Ltd., a British Virgin Islands business company registered with company number 2157137 and a wholly-owned subsidiary of Xtribe PLC (the “Company”, and each of Xtribe PLC and the Company being a “Company Signatory”).

WHEREAS, WinVest previously entered into that certain Business Combination Agreement dated May 9, 2024, by and among WinVest, WinVest Merger Sub I, LLC, a Delaware limited liability company, WinVest Merger Sub II, LLC, a Delaware limited liability company, Xtribe PLC, and Xtribe Group, LLC, a Delaware limited liability company (“Prior BCA” and the original date of execution, the “Original Execution Date”);

WHEREAS, the parties to the Prior BCA have agreed to amend and restate the Prior BCA in its entirety in the form of this Agreement;

WHEREAS, WinVest is a blank check company incorporated in Delaware and formed to acquire one or more operating businesses through a Business Combination;

WHEREAS, prior to the Execution Date, Xtribe PLC formed the Company, which is a wholly-owned, direct subsidiary of Xtribe PLC, for the purposes of consummating the Transactions;

WHEREAS, within forty-five (45) days after the Execution Date (or such later date as may be mutually agreed between the parties and in any event with respect to clause (a), prior to the Closing), Xtribe PLC will (a) cause the conversion of all convertible securities, conversion rights or other similar rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of any Group Company or obligating any Group Company to issue or sell any shares of capital stock of, or other equity interests in, any Group Company outstanding prior to the Contribution into capital stock of, or other equity interests in, the applicable Group Company (such transactions, and for the avoidance of doubt, excluding any conversions occurring prior to the Execution Date, the “Securities Conversion”), or (b) pay in full and extinguish the Existing Convertible Note, and promptly thereafter, pursuant to the terms of a Contribution and Reorganization Agreement in substantially the form set forth on Exhibit A (the “Contribution and Reorganization Agreement”), (i) contribute substantially all of its assets (including all the issued and outstanding stock of Xtribe USA Corp.) to the Company in exchange for 10,943,732 Company Ordinary Shares and the assumption by the Company of certain of its liabilities (the “Contribution”); (ii) immediately following the Contribution, pursuant to the terms of a Share Purchase Agreement in substantially the form set forth on Exhibit B (the “Purchase Agreement”), sell one hundred percent (100%) of the issued and outstanding shares in the Company to the shareholders of Xtribe PLC in proportion to their ownership interests in Xtribe PLC (the “Sale”), and (iii) acting through the Board of Directors of Xtribe PLC (the “Xtribe Board”), thereafter apply for a voluntary strike off of Xtribe PLC pursuant to Part 31 of the United Kingdom Companies Act 2006 and take such other commercially reasonable actions to ensure the voluntary strike off is successful (the “Application for Strike Off” and, together with the Securities Conversion, the Contribution and the Sale, the “Pre-Closing Reorganization”) and on and subject to the strike off being successful, Xtribe PLC will be dissolved (the “Xtribe PLC Dissolution”). The foregoing transactions are intended, for United States federal income tax purposes, to qualify as a reorganization under Section 368(a)(1)(F) of the Code and the Company and Xtribe PLC are parties to such reorganization within the meaning of Section 368(b) of the Code and that this Agreement and the Contribution and Reorganization Agreement each constitutes a “plan of reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder;

1

WHEREAS, upon the terms and subject to the conditions of this Agreement and the First Plan of Merger and in accordance with the DGCL and the BVI Companies Act (as defined below), WinVest will enter into a business combination transaction pursuant to which WinVest will merge with and into WinVest BVI (the “Reincorporation Merger”), whereupon the separate corporate existence of WinVest will cease and WinVest BVI shall continue as the surviving company of the Reincorporation Merger (WinVest BVI, in its capacity as the surviving company of the Reincorporation Merger, is sometimes referred to herein as the “Reincorporation Merger Surviving Company”);

WHEREAS, promptly following the consummation of the Reincorporation Merger, upon the terms and subject to the conditions of this Agreement and the Second Plan of Merger and in accordance with the BVI Companies Act, the Company will merge with and into the Reincorporation Merger Surviving Company (the “Acquisition Merger”), whereupon the separate corporate existence of the Company will cease and Reincorporation Merger Surviving Company shall continue as the surviving company of the Acquisition Merger (the “Surviving Company”);

WHEREAS, the Xtribe Board by resolutions duly adopted in compliance with Xtribe PLC’s articles of association, either by unanimous vote of those voting at a quorate meeting duly called and held or by unanimous written consent, and in either case not subsequently rescinded or modified in any way, has unanimously (a) declared that the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party, including the Pre-Closing Reorganization, and this Agreement are advisable and fair to, and in the best interests of, Xtribe PLC and its stockholders; (b) resolved that, having considered the transactions contemplated by this Agreement and the other Transaction Documents to which it is party and this Agreement, including the Pre-Closing Reorganization Documents, and the matters referred to in Section 172 of the United Kingdom Companies Act 2006, they considered, in good faith, that the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party and this Agreement would be most likely to promote the success of Xtribe PLC for the benefit of its members as a whole having regard to all relevant factors, including those listed in Section 172 of the United Kingdom Companies Act 2006; and (c) approved and authorized this Agreement and the other Transaction Documents to which it is a party, including the Pre-Closing Reorganization Documents, and the transactions contemplated hereby and thereby, in each case, on the terms and subject to the conditions set forth in this Agreement and the other Transaction Documents to which it is a party, and declared their advisability;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) declared that the transactions contemplated by this Agreement and the other Transaction Documents, including the Acquisition Merger and the Pre-Closing Reorganization, and this Agreement are in the best interests of the Company and its members, (b) approved and authorized the transactions contemplated by this Agreement and the other Transaction Documents, including the Acquisition Merger and the Pre-Closing Reorganization, this Agreement and the other Transaction Documents, in each case, on the terms and subject to the conditions set forth in this Agreement and the other Transaction Documents; (c) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is or will be a party; and (d) directed that this Agreement and the Second Plan of Merger be submitted to the shareholders of the Company (after giving effect to the Sale) for approval in accordance with the terms hereof and recommended that such shareholders adopt and authorize this Agreement and the Second Plan of Merger;

WHEREAS, the Board of Directors of WinVest (the “WinVest Board”) has unanimously (a) declared that the transactions contemplated by this Agreement and the other Transaction Documents, including the Mergers, and this Agreement are advisable and fair to, and in the best interests of, WinVest and its stockholders; (b) approved and authorized the transactions contemplated by this Agreement and the other Transaction Documents, including the Mergers and the payment of the Aggregate Merger Consideration to stockholders of WinVest pursuant to this Agreement, this Agreement and the other Transaction Documents, in each case, on the terms and subject to the conditions set forth in this Agreement and the other Transaction Documents; (c) duly authorized and approved the execution, delivery and performance by WinVest of this Agreement and the other Transaction Documents to which it is or will be a party and (d) directed that this Agreement and the other Transaction Documents, including the First Plan of Merger and the Second Plan of Merger, be submitted to the stockholders of WinVest for approval and recommended that the WinVest stockholders adopt and authorize this Agreement and the other Transaction Documents, including the First Plan of Merger and the Second Plan of Merger, as provided for in the WinVest Certificate of Incorporation;

2

WHEREAS, the Board of Directors of WinVest BVI has unanimously (a) declared that the transactions contemplated by this Agreement and the other Transaction Documents, including the Mergers, and this Agreement are in the best interests of WinVest BVI, (b) approved and authorized the transactions contemplated by this Agreement and the other Transaction Documents, including the Mergers, this Agreement and the other Transaction Documents, in each case, on the terms and subject to the conditions set forth in this Agreement and the other Transaction Documents; (c) duly authorized and approved the execution, delivery and performance by WinVest BVI of this Agreement and the other Transaction Documents to which it is or will be a party; and (d) directed that this Agreement, the First Plan of Merger and the Second Plan of Merger be submitted to WinVest, in its capacity as the sole shareholder of WinVest BVI, for approval and recommended that such shareholder adopt and authorize this Agreement, the First Plan of Merger and the Second Plan of Merger;

WHEREAS, WinVest, in its capacity as the sole shareholder of WinVest BVI, has unanimously approved and authorized the transactions contemplated hereby, including the Reincorporation Merger and Acquisition Merger (as applicable), this Agreement and the other Transaction Documents to which such entities are a party, in each case, on the terms and subject to the conditions set forth in this Agreement and the other Transaction Documents to which such entities are a party (including receipt of the WinVest Required Vote);

WHEREAS, WinVest, Sponsor, and Xtribe PLC previously entered into that certain Sponsor Support Agreement (the “Sponsor Support Agreement”) dated May 9, 2024, and such parties to the Sponsor Support Agreement have agreed to amend and restate the Prior BCA;

WHEREAS, WinVest and certain of the stockholders of Xtribe PLC who will become holders of Company Ordinary Shares upon the consummation of the Pre-Closing Reorganization, concurrently with the execution and delivery of this Agreement, are entering into a support agreement (the “Xtribe Support Agreement”), pursuant to which, inter alia, such persons have agreed to (a) execute the Purchase Agreement and consummate the Sale, (b) vote to approve the Acquisition Merger and such other matters for which the approval of such persons is required hereunder, and (c) certain restrictions on transfer relating to its securities in Xtribe PLC and, after the Sale but prior to the Closing as set forth therein, Company Ordinary Shares;

WHEREAS, in connection with the Closing, WinVest BVI and the Key Company Owners shall enter into (i) a Registration Rights Agreement of WinVest BVI (the “Registration Rights Agreement”), in a form mutually agreed by the Company and WinVest BVI, and (ii) a Lock-Up Agreement of WinVest BVI (the “Lock-Up Agreement”), substantially in the form attached hereto as Exhibit C, which agreements will become effective as of the Acquisition Merger Effective Time;

WHEREAS, Xtribe PLC or the Company, as applicable, may deliver to WinVest one or more investors (such investors, together with any other investors who enter into WinVest Subscription Agreements on or after the Execution Date, the “WinVest PIPE Investors”), and such WinVest PIPE Investors may enter, prior to the Closing, into subscription agreements with WinVest BVI (the “WinVest Subscription Agreements”) pursuant to which such investors, upon the terms and subject to the conditions mutually agreed by WinVest BVI and the Company, would purchase WinVest BVI Ordinary Shares (the “WinVest PIPE Investments”) to be consummated contemporaneously with the Closing;

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WHEREAS, subject to the terms herein, Xtribe PLC or the Company, as applicable, may deliver to certain investors (such investors, together with any other investors who enter into Xtribe Subscription Agreements on or after the Execution Date, the “Xtribe Investors”), and such Xtribe Investors may enter into, prior to the Closing, subscription agreements with Xtribe PLC or the Company, as applicable (the “Xtribe Subscription Agreements”) pursuant to which such investors, upon the terms and subject to the conditions mutually agreed by WinVest and the Company, would purchase newly issued Company Ordinary Shares (the “Xtribe Private Placement Investments”) to be consummated immediately prior to the Closing; and

WHEREAS, for U.S. federal income tax purposes, the WinVest and WinVest BVI intend, and the Company acknowledges that (i) for U.S. federal and applicable state income tax purposes, the Reincorporation Merger of the Code and the Treasury Regulations promulgated thereunder, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code (a “Plan of Reorganization”) with respect to the Reincorporation Merger (the “Reincorporation Intended Tax Treatment”) and (ii) WinVest BVI will be treated as a United States domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code following the Reincorporation Merger (the “Inversion”);

WHEREAS, for U.S. federal income and applicable state income tax purposes, the parties hereto intend that the Acquisition Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, to which each of WinVest, WinVest BVI and the Company are to be parties under Section 368(b) of the Code (the “Acquisition Intended Tax Treatment”), and this Agreement is intended to constitute a “Plan of Reorganization” with respect to the Acquisition Merger;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the parties hereto, intending to be legally bound, hereby agrees as follows:

Article I.

DEFINITIONS

Section 1.01 Certain Definitions. For purposes of this Agreement:

“Acquired Business” means the consolidated operations of (i) Xtribe PLC and its subsidiaries as of the Execution Date, and (ii) the Company and its Subsidiaries as of the Closing Date (and for the avoidance of doubt, following the Pre-Closing Reorganization).

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Aggregate Conversion Proceeds” shall equal, as of the Closing, the original principal amount of the Convertible Notes plus, to the extent any such Convertible Note converts into equity of Xtribe PLC in the Securities Conversion pursuant to the terms of the Convertible Notes, accrued and unpaid interest on such aggregate principal amount that has been converted pursuant to the Securities Conversion.

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“Aggregate Xtribe Financing Proceeds” shall equal, as of the Closing, the cash proceeds to the Company resulting from the Xtribe Subscription Agreements.

“Aggregate Merger Consideration” means (i) the Base Stock Consideration, plus (ii) the Conversion Stock Consideration, plus (iii) the Xtribe Financing Stock Consideration, plus (iv) the Earnout Rights to receive (if earned) up to Six Million (6,000,000) WinVest BVI Ordinary Shares.

“Ancillary Agreements” means the First Plan of Merger, the Second Plan of Merger, the Pre-Closing Reorganization Documents, the Sponsor Support Agreement, the Xtribe Support Agreement, the Registration Rights Agreement, the Lock-Up Agreement, the WinVest Subscription Agreements, the Xtribe Subscription Agreements and any other agreements, certificates and instruments executed and delivered by WinVest, WinVest BVI or the Company Signatories in connection with the Transactions pursuant to the terms of this Agreement.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the provisions of any other applicable domestic or foreign anti-corruption laws.

“Base Stock Consideration” means Nine Million One Hundred Thirty Three Thousand Two Hundred Four (9,133,204) WinVest BVI Ordinary Shares.

“Benefit Plan” means any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any other employment, compensation, bonus, stock option, compensatory equity purchase, phantom equity, equity appreciation rights, other compensatory equity-based, profit sharing, savings, health, life, disability, incentive compensation, deferred compensation, retirement, pension, severance, retention, change in control compensation, or fringe benefit plan, arrangement, program or agreement that is maintained, administered or contributed to by an entity for the benefit of any current or former employees, officers, directors or consultants of such entity or by virtue of such foregoing individual(s) or their dependents or with respect to which such entity has or could have any Liability.

“Business Data” means all business information and data, excluding Personal Information that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Business Systems, Products or otherwise in the course of the conduct of the business of the Group Companies.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Delaware and the British Virgin Islands are authorized or required by applicable Law to be closed.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned or used by the Group Companies in the conduct of the business of the Group Companies.

“BVI Companies Act” means the BVI Business Companies Act (as revised) of the British Virgin Islands, as amended to date.

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“Closing Share Consideration” means the number of WinVest BVI Ordinary Shares equal to the sum of the Base Stock Consideration, the Xtribe Financing Stock Consideration and the Conversion Stock Consideration.

“Closing WinVest Cash” means the sum of (i) WinVest’s cash and cash equivalents comprising funds remaining in the Trust Account immediately prior to the Closing, (ii) the aggregate cash proceeds actually received by WinVest BVI from the WinVest PIPE Investors pursuant to executed WinVest Subscription Agreements, whether prior to or on the Closing Date, (iii) the aggregate cash proceeds actually received by the Company from the Xtribe Investors pursuant to executed Xtribe Subscription Agreements, whether prior to or on the Closing Date, and (iv) without duplication, any other cash and cash equivalents of WinVest on the Closing Date, (but (a) after giving effect to the consummation of any exercise of Redemption Rights by stockholders of WinVest and payments made as a result thereof and (b) prior to the payment of any Outstanding WinVest Transaction Expenses and Outstanding Company Transaction Expenses).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means any proposal or offer from any person or “group” (as defined in the Exchange Act) (other than WinVest, WinVest BVI or their respective affiliates) relating to, in a single transaction or a series of related transactions, (a) any direct or indirect acquisition or purchase of a business that constitutes a majority of the assets of the Group Companies, taken as a whole (based on the fair market value thereof), or (b) acquisition of beneficial ownership of a majority of the total voting power of the equity securities of the Group Companies, whether by way of merger, asset purchase, equity purchase or otherwise, but excluding the Pre-Closing Reorganization.

“Company Benefit Plan” means a Benefit Plan that is sponsored, maintained or contributed to, or is required to be contributed to, by the Group Companies or with respect to which any Group Company has any Liability.

“Company Memorandum and Articles of Association” means the Memorandum and Articles of Association of the Company dated August 30, 2024, as such may have been amended, supplemented or modified from time to time.

“Company Ordinary Shares” means the ordinary shares, with no par value per share, of the Company.

“Company-Licensed IP” means all Intellectual Property owned or purported to be owned by a third party and licensed to a Group Company or to which the Group Companies otherwise have a right to use.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate together with all other events, circumstances, changes and effects, (a) has been, is or is reasonably expected to be, materially adverse to the business, results of operations, assets (including intangible assets), liabilities or financial condition of the Group Companies, taken as a whole; provided, however, that none of the following (or the effect of the following), alone or in combination, will constitute a Company Material Adverse Effect, or shall be taken into account in the determination of whether a Company Material Adverse Effect has occurred: (i) any effect attributable to the announcement or execution, pendency, negotiation or consummation of the Mergers or any of the other Transactions, (ii) any change or proposed change in any Law or GAAP or the interpretation thereof; (iii) any events or conditions generally affecting the industries or markets in which the Group Companies operate; (iv) any failure of any of the Group Companies to achieve any projected revenue, earnings, expense, sales or other projections, forecasts, predictions or budgets prior to the Closing; (v) changes that are the result of economic factors affecting the national, regional or world economy or financial markets; (vi) any change in the financial, banking, or securities markets; (vii) any downturn in general economic conditions, including changes in inflation and the credit, debt, securities, financial or capital markets; (viii) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ix) any events, circumstances, changes, effects or conditions arising from or relating to epidemics, pandemics, disease outbreaks (including Covid-19), any hurricane, tornado, flood, earthquake, wild fire or other natural disaster, or other acts of God, or (x) any actions taken or failures to take action, or such other changes or events, in each case, which WinVest or Sponsor has requested or to which it has consented in writing, or which actions are expressly contemplated by this Agreement or any Ancillary Agreement, except in the cases of clauses (ii) through (ix), to the extent that any Group Company or their respective businesses are disproportionately affected thereby as compared with other participants in the industries in which the Group Companies operate, or (b) would reasonably be expected to prevent, materially delay or materially impede the performance by the Company or Xtribe PLC of their respective obligations under this Agreement or the consummation of the Transactions.

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“Company-Owned IP” means all Intellectual Property owned or purported to be owned by the Group Companies.

“Company Pre-Closing Fees” means (i) any extension fee required to be made to the Trust Account pursuant to the WinVest Organizational Documents in order to extend the Termination Date and (ii) other expenses of the Transactions incurred by any party to this Agreement or their respective Representatives that is required to be paid prior to Closing, including the fees and expenses relating to SEC filings, NASDAQ fees, transfer agent services, proxy and mailing services, tax preparation services, warrant valuation services, D&O insurance, printer services, and services provided by Marcum LLP, Eventus Advisory Group, LLC, Haynes and Boone, LLP, Loeb & Loeb LLP, Alma Societa tra Avvocati, and Appleby (BVI) Limited, in each case, to the extent required to be paid prior to Closing.

“Company Signatory” means each of Xtribe PLC and the Company.

“Company Shareholder Meeting” means a meeting of all of the shareholders of the Company entitled to vote, convened either by (a) the directors at such times and in such manner and location as the directors consider necessary or desirable; or (b) the directors of the Company if requested in writing to do so by shareholders entitled to exercise at least thirty per cent (30%) of the voting rights in respect of the matter for which the meeting is requested.

“Confidential Information” means any information, knowledge or data concerning the businesses and affairs of the Group Companies or any Suppliers or customers of the Group Companies or WinVest or its subsidiaries (as applicable) that is not already generally available to the public.

“control” (including the terms “controlled by” and “under common control with”) means, for purposes of the definition of “affiliate” and “subsidiary,” the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Conversion Stock Consideration” means a number of WinVest BVI Ordinary Shares equal to the quotient of (a) the Aggregate Conversion Proceeds, divided by (b) $10.00, provided that the Conversion Stock Consideration shall not exceed a maximum of 190,000 WinVest BVI Ordinary Shares.

“Convertible Notes” means the convertible note set forth on Section 1.01 of the Company Disclosure Schedule (“Existing Convertible Note”) and any other convertible securities, conversion rights or other similar rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of any Group Company or obligating any Group Company to issue or sell any shares of capital stock of, or other equity interests in, any Group Company into capital stock of, shares in, or other equity interests in, the applicable Group Company.

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“Covid-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority or applicable industry group in connection with or in response to the coronavirus (Covid-19) pandemic, including the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“Disabling Devices” means Software viruses, time bombs, logic bombs, Trojan horses, trap doors, unauthorized back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device compromising system security or compromising or disclosing user data in an unauthorized manner.

“DGCL” means the Delaware General Corporation Law (Title 8, Chapter 1 of the Delaware Code), as amended from time to time (or any corresponding provisions of succeeding law).

“Earnout Right” means a transferrable right entitling the holder thereof to receive, conditioned upon the achievement by WinVest BVI of each Earnout Target, that portion of a WinVest BVI Ordinary Share equal to (x) 2,000,000 divided by (y) the number of Company Ordinary Shares outstanding immediately prior to the Acquisition Merger Effective Time.

“Earnout Shares” means any of the First Level Earnout Shares, the Second Level Earnout Shares and/or the Third Level Earnout Shares.

“Earnout Targets” means any of the First Level Earnout Target, the Second Level Earnout Target and/or the Third Level Earnout Target.

“Environmental Laws” means any United States federal, state or local or non-United States United States federal, state or local or non-United States Law relating to: (a) releases or threatened releases of Hazardous Substances; (b) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances; or (c) pollution or protection of the environment or natural resources, or (d) human health with respect to exposure to Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Subsidiary” means Xtribe Suisse SA.

“Export Control Laws” means the U.S. Export Administration Act, U.S. Export Administration Regulations, U.S. Arms Export Control Act, U.S. International Traffic in Arms Regulations, and their respective implementing rules and regulations administered by the U.S. State Department, U.S. Commerce Department, and other similar export control Laws or restrictions applicable to the Company, its subsidiaries, and their operations from time to time.

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“Fraud” means the making by a party hereto, to another party hereto, of a representation or warranty contained in this Agreement by the first such party and at the time such representation or warranty was made by such party, (i) such representation or warranty was inaccurate, (ii) such party had actual knowledge (meaning without imputed or constructive knowledge, and without any duty of inquiry or investigation) that such representation or warranty was inaccurate, (iii), in making such representation or warranty the person(s) with knowledge of the inaccuracy thereof had the intent to deceive the other party and to induce such other party to enter into this Agreement, and (iv) such other party acted in reasonable reliance on such representation or warranty and suffered damages as a result of such reliance. For the avoidance of doubt, “Fraud” does not include equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) based on negligence or recklessness that do not require an actual intent to defraud.

“Governing Documents” means, with respect to any person (other than an individual), (i) the certificate or articles of incorporation, formation or organization, memorandum of association, articles of association and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation, incorporation or organization of any such person and (ii) all bylaws, voting agreements, stockholder or shareholder agreements, investor rights agreements and similar documents, instruments or agreements to which such person is a party relating, in each case, to the organization or governance of such person, or the transfer of securities of such person, in each case, as amended, restated, supplemented or otherwise modified.

“Government Official” means any officer or employee of a government or any department, agency or instrumentality thereof, or of a public international organization, or any person acting in an official capacity or on behalf of any such government, department, agency or instrumentality or for, or on behalf of, such public international organization, including but not limited to directors, officers, managers, employees and other agents of any enterprise owned directly or indirectly by a government or public international organization.

“Group Companies” means (i) with respect to any date on or prior to the consummation of the Sale, each of Xtribe PLC and its Subsidiaries and (ii) with respect to any date after the consummation of the Sale, each of the Company and its Subsidiaries.

“Hazardous Substance(s)” means (a) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls and asbestos and that class of chemicals known as per- and polyfluoroalkyl substances or PFAS; and (e) any substance, material or waste regulated as hazardous or toxic, or as a pollutant or contaminant, by any Governmental Authority pursuant to any Environmental Law due to its deleterious properties.

“Intellectual Property” means any and all of the following arising pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, and similar indicia of source or origin, all registrations and applications for registration thereof, and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights and all registrations and applications for registration thereof; (c) trade secrets and know-how; (d) patents and patent applications; (e) internet domain name registrations and social media accounts; and (f) other intellectual property and related proprietary rights.

“Key Company Owners” means the persons and entities listed on Schedule A.

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“knowledge” or “to the knowledge” of a person shall mean in the case of the Company Signatories, the actual knowledge of Stojan Dragovich or Enrico Dal Monte, in each case, after reasonable inquiry, and in the case of WinVest, the actual knowledge of Jeff LeBlanc or Manish Jhunjhunwala, in each case, after reasonable inquiry.

“Leased Real Property” means the real property leased by any of the Group Companies.

“Liability” means, with respect to any person, any liability, indebtedness or obligation of such person of any kind or nature whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated, unliquidated or otherwise, whether due or to become due, and regardless of when or by whom asserted and required to be recorded or reflected on a balance sheet under GAAP.

“Lien” means any lien, security interest, mortgage, charge, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities Laws, and not including any license of Intellectual Property).

“Mergers” means the Reincorporation Merger and the Acquisition Merger.

“Nasdaq” means the Nasdaq Capital Market.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Permitted Liens” means: (a) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Group Companies’ assets, taken as a whole, that are subject thereto; (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens; (c) Liens for Taxes not yet due and payable, or being contested in good faith; (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities; (e) non-exclusive licenses, sublicenses or other rights to Intellectual Property owned by or licensed to the Group Companies granted to any licensee in the ordinary course of business; (f) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property; and (g) Liens with respect to leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.

“Per Share Exchange Ratio” means that amount obtained by dividing the Closing Share Consideration by the aggregate number of Company Ordinary Shares outstanding immediately prior to the Acquisition Merger Effective Time.

“person” means an individual, corporation, company, partnership, limited partnership, limited liability company, syndicate, person, trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means (a) information related to an identified or identifiable individual (e.g., name, address telephone number, email address, financial account number, government-issued identifier), and (b) any other, similar information or data, each to the extent defined as “personal data,” “personal information,” “personally identifiable information” or similar terms by applicable Privacy/Data Security Laws.

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“Pre-Closing Reorganization Documents” means the Contribution and Reorganization Agreement and the Purchase Agreement.

“Plans of Merger” means the First Plan of Merger and the Second Plan of Merger.

“Privacy/Data Security Laws” means all Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information or the security of Personal Information or Business Data applicable to the Group Companies.

“Products” mean any products or services, designed, developed, manufactured, performed, licensed, sold, distributed other otherwise made available by or on behalf of the Group Companies.

“Redemption Rights” means the redemption rights provided for in the WinVest Certificate of Incorporation.

“Regulation S-K” means Regulation S-K promulgated under the Securities Act.

“Regulation S-X” means Regulation S-X promulgated under the Exchange Act.

“Reincorporation Merger Surviving Company Rights” means all the WinVest Rights upon their conversion at the Reincorporation Merger Effective Time.

“Reincorporation Merger Surviving Company Warrants” means all the WinVest Warrants upon their conversion at the Reincorporation Merger Effective Time.

“Requisite Approval” means the affirmative vote of the holders of a majority of in excess of fifty percent (50%) of the outstanding Company Ordinary Shares who, being present in person or by proxy and entitled to vote at the Company Shareholder Meeting, vote at the Company Shareholder Meeting in accordance with Section 81(2) of the BVI Companies Act and Article 9 of the Company’s Memorandum and Articles of Association.

“Sanctioned Country” means any country or territory that is the subject or target of comprehensive Sanctions.

“Sanctioned Person” means any person that has been or is designated on OFAC’s List of Specially Designated Nationals and Blocked Persons, Sectoral Sanctions Identification List, or Foreign Sanctions Evader List, Designated Persons on the UK Sanctions List or any other similar list of designated persons established pursuant to Sanctions.

“Sanctions” means economic sanctions laws, regulations, and executive orders of the United States (including those administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury, the U.S. Department of State, and the U.S. Department of Commerce), the United Nations Security Council, the European Union, any European Union member state, the United Kingdom, and any other relevant sanctions authority.

“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.

“Sponsor” means WinVest SPAC LLC, a Delaware limited liability company.

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“subsidiary” or “subsidiaries” of the Company, the Surviving Company, WinVest or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Supplier” means any person that supplies inventory or other materials or personal property, components, or other goods or services that are utilized in or comprise the Products of the Group Companies.

“Tax Laws” means any Law in respect of Taxes.

“Termination Date” has the meaning set forth in the WinVest Certificate of Incorporation.

“Trading Day” means any day on which the Nasdaq is open for trading.

“Transaction Documents” means this Agreement (including the Company Disclosure Schedule, WinVest Disclosure Schedule, and other Schedules and Exhibits hereto) and the Ancillary Agreements.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the Surviving Company at such time. All such determinations shall be appropriately adjusted for any share splits, share consolidations, share capitalizations, reorganizations, recapitalizations and other similar events during such period.

“WinVest BVI Ordinary Shares” means ordinary shares, with a par value of one ten-thousandth of one dollar ($0.0001) per share, of WinVest BVI authorized pursuant to the WinVest BVI Constitutional Documents.

“WinVest Certificate of Incorporation” means the WinVest Amended and Restated Certificate of Incorporation dated September 14, 2021, as amended by that certain Amendment dated December 6, 2022, as further amended by that certain Amendment dated December 14, 2023, as further amended by that certain Amendment dated June 13, 2024, and as may be subsequently amended.

“WinVest Common Stock” means WinVest’s common stock, par value one ten-thousandth of one dollar ($0.0001) per share, authorized pursuant to the WinVest Certificate of Incorporation.

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“WinVest Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, would reasonably be expected to prevent, materially delay or materially impede the performance by WinVest or WinVest BVI of their respective obligations under this Agreement, any other Transaction Document, or the consummation of the Transactions or would create any material liability of WinVest or WinVest BVI; provided, however, that none of the following (or the effect of any of the following) shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a WinVest Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any Law or GAAP; (b) events or conditions generally affecting the industries or geographic areas in which WinVest operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (e) any hurricane, tornado, flood, earthquake, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including COVID-19), or acts of God; (f) any actions taken or not taken by WinVest or WinVest BVI as required by this Agreement or any Ancillary Agreement; (g) any effect attributable to the announcement or execution, pendency, negotiation or consummation of the Mergers or any of the other Transactions; (h) any actions taken, or failures to take action, or such other changes or events, in each case, which a Group Company has requested or to which it has consented in writing or which actions are expressly contemplated by this Agreement; (i) any events generally applicable to blank check companies or the market in which blank check companies operate, or (j) the consummation and effects of any exercise of Redemption Rights by stockholders of WinVest, except in the cases of clauses (a) through (e), to the extent that WinVest or WinVest BVI is disproportionately affected thereby as compared with other participants in the industry in which WinVest or WinVest BVI operates.

“WinVest Organizational Documents” means the WinVest Certificate of Incorporation, by-laws, and Trust Agreement of WinVest, in each case as amended, modified or supplemented from time to time.

“WinVest BVI Constitutional Documents” means the Certificate of Incorporation and Memorandum and Articles of Association of WinVest BVI dated August 30, 2024, as amended, amended and restated, modified or supplemented from time to time.

“WinVest Rights” means the rights to receive one-fifteenth of one share of WinVest Common Stock upon the consummation of an initial business combination.

“WinVest Units” means a unit of WinVest comprised of one WinVest Common Stock, one WinVest Warrant and one WinVest Right, including all “private units” described in the prospectus.

“WinVest Warrants” means the redeemable right to purchase one-half of one WinVest Common Stock at a price of $11.50 per whole share.

“Xtribe Financing Stock Consideration” means a number of WinVest BVI Ordinary Shares equal to the quotient of (a) the Aggregate Xtribe Financing Proceeds, divided by (b) $10.00.

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Section 1.02 Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
2023 Financial Statements	§ 4.07(a)
Action	§ 4.09
Acquisition Intended Tax Treatment	Recitals
Acquisition Merger	Recitals
Acquisition Merger Effective Time	§ 2.01(b)
Agreement	Preamble
Application for Strike Off	Recitals
Blue Sky Laws	§ 4.05(b)
Business Combination Proposal	§ 7.13
Certificates	§ 3.02(b)
Claim	§ 7.06
Claims	§ 6.03
Closing	§ 2.02(b)
Closing Date	§ 2.02(b)
Company	Preamble
Company Acquisition Agreement	§7.05(a)
Company Audited Financial Statements	§7.12
Company Disclosure Schedule	Article IV
Company Intellectual Property	§ 4.13(a)
Company Permits	§ 4.06
Company Privacy Policies	§ 4.13(h)
Company Signatories	Preamble
Company Shareholder Litigation	§ 7.15
Company Unaudited Financials	§ 7.12
Company Waiving Parties	§ 10.11(b)
Confidentiality Agreement	§ 7.04(b)
Contribution	Recitals
Contribution and Reorganization Agreement	Recitals
Data Security Requirements	§ 4.13(h)
D&O Indemnified Parties	§ 7.06(a)
D&O Tail	§ 7.06(b)
Execution Date	Preamble
Exchange Agent	§ 3.02(a)
Exchange Fund	§ 3.02(a)
First Level Earnout Shares	§ 3.05(b)(i)
First Level Earnout Target	§ 3.05(b)(i)
FRS 102	§ 4.07(h)(ii)
GAAP	§ 1.03(d)
Governmental Authority	§ 4.05(b)
Interim Surviving Company	Recitals
Inversion	Recitals
Law	§ 4.05(a)
Lease	§ 4.12(b)
Lease Documents	§ 4.12(b)
Letter of Transmittal	§ 3.02(b)
Lock-Up Agreement	Recitals
Material Contracts	§ 4.16(a)
Order	§ 8.01(c)
Outside Date	§ 9.01(b)
Outstanding Company Transaction Expenses	§ 3.04(a)
Outstanding WinVest Transaction Expenses	§ 3.04(b)
Payment Spreadsheet	§ 3.01(a)

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Defined Term	Location of Definition
Plan of Reorganization	Recitals
Pre-Closing Reorganization	Recitals
Pro Forma Financials	§ 7.12
Proxy Statement	§ 7.02(a)
Purchase Agreement	Recitals
Reference Balance Sheet	§ 4.07(d)
Registration Rights Agreement	Recitals
Registration Statement	§ 7.02(a)
Reincorporation Merger	Recitals
Reincorporation Intended Tax Treatment	Recitals
Remedies Exceptions	§ 4.04
Representatives	§ 7.04(a)
Required Financials	§ 7.12
Sale	Recitals
SEC	§ 5.07(a)
Second Level Earnout Shares	§ 3.05(b)(ii)
Second Level Earnout Target	§ 3.05(b)(ii)
Securities Act	§ 5.07(a)
Securities Conversion	Recitals
Sponsor Note	§ 8.03(g)
Sponsor Support Agreement	Recitals
Surviving Company	Recitals
Tax or Taxes	§ 4.14(m)
Tax Return	§ 4.14(m)
Terminating Company Breach	§ 9.01(f)
Terminating WinVest Breach	§ 9.01(g)
Third Level Earnout Shares	§ 3.05(b)(iii)
Third Level Earnout Target	§ 3.05(b)(iii)
Trust Account	§ 5.12
Trust Agreement	§ 5.12
Trust Fund	§ 5.12
Trustee	§ 5.12
WinVest	Preamble
WinVest Board	Recitals
WinVest Disclosure Schedule	Article V
WinVest Notes	§ 8.03(g)
WinVest PIPE Investments	Recitals
WinVest PIPE Investors	Recitals
WinVest Preferred Stock	§ 5.03(a)
WinVest Proposals	§ 7.02(a)
WinVest Required Vote	§ 5.09(b)
WinVest SEC Reports	§ 5.07(a)
WinVest Stockholder Litigation	§ 7.16
WinVest Stockholders’ Meeting	§ 7.02(a)
WinVest Subscription Agreements	Recitals
WinVest Waiving Parties	§ 10.11(a)
Xtribe Board	Recitals
Xtribe Investors	Recitals
Xtribe PLC	Preamble
Xtribe PLC Dissolution	Recitals
Xtribe Private Placement Investments	Recitals
Xtribe Subscription Agreements	Recitals
Xtribe Subsidiary and Xtribe Subsidiaries	§ 4.01(b)
Xtribe Subsidiaries Securities	§ 4.03(f)
Xtribe Support Agreement	Recitals

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Section 1.03 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (v) the word “including” means “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, (vii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and (viii) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(b) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under generally accepted accounting principles, as in effect in the United States of America from time to time (“GAAP”).

(e) Whenever this Agreement states that documents or other information have been “made available” or “provided to” WinVest (including words of similar import), such words shall mean that such documents or information referenced shall have been posted in the virtual data room hosted on securedocs to WinVest and its Representatives at least two (2) days prior to the Execution Date.

(f) References to the “stockholders of Xtribe PLC” or any similar expression are to be construed as references to Xtribe PLC’s members (within the meaning of the United Kingdom Companies Act 2006).

Article II.

MERGERS

Section 2.01 The Reincorporation Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and the First Plan of Merger, and in accordance with the DGCL and the BVI Companies Act respectively, at the Reincorporation Merger Effective Time, WinVest shall be merged with and into WinVest BVI. As a result of the Reincorporation Merger, the separate corporate existence of WinVest shall cease and WinVest BVI shall continue as the surviving company of the Reincorporation Merger under the Laws of the British Virgin Islands.

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(b) Reincorporation Merger Effective Time. As promptly as practicable, but in no event later than three (3) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), the parties hereto shall cause the Reincorporation Merger to be consummated by filing a certificate of merger (the “Reincorporation Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties and a plan of merger (the “First Plan of Merger”), in form and substance acceptable to WinVest and the Company and executed by WinVest and WinVest BVI, and other documents required by the BVI Companies Act with the British Virgin Islands Registrar of Corporate Affairs (the “Registrar”). The Reincorporation Merger will become effective on such date as the First Plan of Merger is duly registered by the Registrar (or such later time as may be agreed by each of the parties hereto and specified in such Reincorporation Certificate of Merger and the First Plan of Merger in accordance with the BVI Companies Act) (being the “Reincorporation Merger Effective Time”).

(c) Effect of the Reincorporation Merger. At the Reincorporation Merger Effective Time, the effect of the Reincorporation Merger shall be as provided in this Agreement, the Reincorporation Merger Certificate, the First Plan of Merger and the applicable provisions of the DGCL and the BVI Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Reincorporation Merger Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of WinVest and WinVest BVI shall vest in the Reincorporation Merger Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of WinVest and WinVest BVI shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Reincorporation Merger Surviving Company.

(d) Charter Documents. At the Reincorporation Merger Effective Time, the Certificate of Incorporation and Bylaws of WinVest, as in effect immediately prior to the Reincorporation Merger Effective Time, shall cease and the Memorandum and Articles of Association of WinVest BVI, substantially in the form of Exhibit D (the “WinVest BVI Closing Memorandum and Articles of Association”), shall be the Memorandum and Articles of Association of the Reincorporation Merger Surviving Company, until thereafter further amended pursuant to Section 2.02 below.

(f) Directors of Reincorporation Merger Surviving Company. At the Reincorporation Merger Effective Time, the directors of the Reincorporation Merger Surviving Company shall be as set forth in the First Plan of Merger, each to hold office in accordance with the Governing Documents of the Reincorporation Merger Surviving Company from and after the Reincorporation Merger Effective Time until such director’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal in accordance with the Governing Documents of the Reincorporation Merger Surviving Company, or as otherwise provided by the BVI Companies Act.

(g) Officers of Reincorporation Merger Surviving Company. At the Reincorporation Merger Effective Time, the initial officers of the Reincorporation Merger Surviving Company shall be those persons mutually agreed between WinVest and the Company, each to hold office in accordance with the Governing Documents of the Reincorporation Merger Surviving Company from and after the Reincorporation Merger Effective Time until such officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal in accordance with the Governing Documents of the Reincorporation Merger Surviving Company, or as otherwise provided by the BVI Companies Act.

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(h) Effect on Issued Securities of WinVest.

(i) Conversion of WinVest Common Stock. At the Reincorporation Merger Effective Time and without any action on the part of WinVest, WinVest BVI or the holders of any WinVest Common Stock, each issued and outstanding share of WinVest Common Stock (other than those described in Section 2.01(h)(iv) below) shall be converted automatically into one WinVest BVI Ordinary Share. At the Reincorporation Merger Effective Time, all WinVest Common Stock shall cease to be issued and shall automatically be canceled and retired and shall cease to exist. The holders of issued WinVest Common Stock immediately prior to the Reincorporation Merger Effective Time, as evidenced by the stockholder register of WinVest (the “Stockholder Register”), shall cease to have any rights with respect to such WinVest Common Stock, except as provided herein or by Law.

(ii) From the Reincorporation Merger Effective Time, each holder of WinVest Common Stock listed on the Stockholder Register shall thereafter have the right to receive the same number of WinVest BVI Ordinary Shares only.

(iii) Conversion of WinVest Rights, WinVest Warrants and WinVest Units. At the Reincorporation Merger Effective Time, (i) each issued and outstanding WinVest Right shall be converted into a Reincorporation Merger Surviving Company Right, (ii) each issued and outstanding WinVest Warrant shall be converted into a Reincorporation Merger Surviving Company Warrant and (iii) each issued and outstanding WinVest Unit shall be converted into one WinVest BVI Ordinary Share, one Reincorporation Merger Surviving Company Right, and one Reincorporation Merger Surviving Company Warrant. At the Reincorporation Merger Effective Time, each WinVest Right, WinVest Warrant and WinVest Unit shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Reincorporation Merger Surviving Company Rights and Reincorporation Merger Surviving Company Warrants shall have, and be subject to, the same terms and conditions set forth in the applicable agreements governing the WinVest Rights and the WinVest Warrants, respectively, that are outstanding immediately prior to the Reincorporation Merger Effective Time. At or prior to the Reincorporation Merger Effective Time, WinVest BVI shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Reincorporation Merger Surviving Company Rights or Reincorporation Merger Surviving Company Warrants remain outstanding, a sufficient number of WinVest BVI Ordinary Shares for delivery upon the conversion or exercise of the Reincorporation Merger Surviving Company Rights and the Reincorporation Merger Surviving Company Warrants after the Reincorporation Merger Effective Time.

(iv) Cancellation of WinVest Common Stock owned by WinVest. At the Reincorporation Merger Effective Time, if there are any WinVest Common Stock that are owned by WinVest as treasury shares or any WinVest Common Stock owned by any direct or indirect wholly owned subsidiary of WinVest immediately prior to the Reincorporation Merger Effective Time, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(v) Cancellation of WinVest BVI Ordinary Shares owned by WinVest. At the Reincorporation Merger Effective Time, each issued and outstanding WinVest BVI Ordinary Share that is owned by WinVest immediately prior to the Reincorporation Merger Effective Time shall be canceled and extinguished without any conversion thereof or payment therefor.

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(vi) No Liability. Notwithstanding anything to the contrary in this Section 2.01(h), none of the Reincorporation Merger Surviving Company or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(i) Surrender of WinVest Common Stock. All securities issued upon the surrender of WinVest Common Stock in accordance with the terms hereof, shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of WinVest Common Stock shall also apply to WinVest BVI Ordinary Shares so issued in exchange.

(j) U.S. Tax Treatment. For U.S. Federal income tax purposes, each of the parties intends that the Reincorporation Merger qualifies for the Reincorporation Intended Tax Treatment. The parties to this Agreement hereby (i) adopt this Agreement insofar as it relates to the Reincorporation Merger as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g), (ii) agree to file and retain such information as shall be required under Treasury Regulation Section 1.368-3, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization and not otherwise to take any position or action inconsistent with such characterization. None of the parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to impede the Reincorporation Intended Tax Treatment. Each of the parties acknowledge and agree that each such party (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Reincorporation Merger is determined not to qualify as a tax-deferred reorganization under Section 368(a) of the Code.

(k) Taking of Necessary Action; Further Action. If, at any time after the Reincorporation Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Reincorporation Merger Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of WinVest and WinVest BVI, the officers and directors of WinVest and WinVest BVI are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.02 Acquisition Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and the Second Plan of Merger, and in accordance with the applicable provisions of the BVI Companies Act, as soon as reasonably practicable after the Reincorporation Merger Effective Time, but no earlier than the day following the Reincorporation Merger Effective Time, the Company shall merge with and into the Reincorporation Merger Surviving Company pursuant to the Acquisition Merger. As a result of the Acquisition Merger, the separate corporate existence of the Company shall cease and the Reincorporation Merger Surviving Company shall continue as the surviving company of the Acquisition Merger incorporated under the BVI Companies Act.

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(b) Closing; Effective Time. Unless this Agreement is earlier terminated in accordance with Article IV, the closing of the Acquisition Merger (the “Closing”) shall take place by conference call and by exchange of signature pages and other required Closing documentation by email, fax, or other electronic transmission or in such other manner as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII. The date on which the Closing shall occur is referred to herein as the “Closing Date”. On the Closing Date, the Company and the Reincorporation Merger Surviving Company shall execute a plan of merger (the “Second Plan of Merger”) in form and substance acceptable to WinVest and the Company, and the parties hereto shall cause the Acquisition Merger to be consummated by filing the Plan of Merger and other documents required by the BVI Companies Act with the Registrar. The Acquisition Merger will become effective on such date as the Second Plan of Merger is duly registered by the Registrar (or such later time as may be agreed by each of the parties hereto and specified in the Second Plan of Merger in accordance with the BVI Companies Act) (the “Acquisition Merger Effective Time”).

(c) Directors of Surviving Company. At the Acquisition Merger Effective Time, the directors of the Surviving Company shall be as set forth in the Second Plan of Merger, each to hold office in accordance with the Governing Documents of the Surviving Company from and after the Acquisition Merger Effective Time until such director’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal in accordance with the Governing Documents of the Surviving Company, or as otherwise provided by the BVI Companies Act.

(d) Officers. At the Acquisition Merger Effective Time, the Persons serving as the officers of the Reincorporation Surviving Company immediately prior to the Acquisition Merger Effective Time shall be the officers of the Surviving Company, each to hold office in accordance with the Governing Documents of the Surviving Company from and after the Acquisition Merger Effective Time until such officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal in accordance with the Governing Documents of the Surviving Company, or as otherwise provided by the BVI Companies Act.

(e) Effect of the Acquisition Merger. At the Acquisition Merger Effective Time, the effect of the Acquisition Merger shall be as provided in this Agreement, the Second Plan of Merger and the applicable provisions of the BVI Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Acquisition Merger Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and the Reincorporation Merger Surviving Company shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and the Reincorporation Merger Surviving Company shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.

(f) Memorandum and Articles of Association of the Surviving Company. At the Acquisition Merger Effective Time, (i) by virtue of the Acquisition Merger and without any action on the part of the Company or the Reincorporation Merger Surviving Company, the Memorandum and Articles of Association of the Reincorporation Merger Surviving Company shall become the Memorandum and Articles of Association of the Surviving Company until thereafter amended in accordance with its terms and as provided by Law and (ii) the register of members and other share transfer books of the Company shall be closed and thereafter there shall be no further registration on transfers of Company Ordinary Shares on the records of the Company.

(g) U.S. Tax Treatment. For U.S. federal and applicable state or local income tax purposes, each of the parties intends that the Acquisition Merger qualifies for the Acquisition Intended Tax Treatment. The parties to this Agreement hereby (i) adopt this Agreement insofar as it relates to the Acquisition Merger as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g), (ii) agree to file and retain such information as shall be required under Treasury Regulation Section 1.368-3, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization and not otherwise to take any position or action inconsistent with such characterization. None of the parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to impede the Acquisition Intended Tax Treatment. Each of the parties acknowledge and agree that each such party (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Acquisition Merger is determined not to qualify as a tax-deferred reorganization under Section 368(a) of the Code.

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Section 2.03 Surviving Company Board of Directors and Officers. The parties shall cause the board of directors of the Surviving Company (the “Surviving Company Board”) as of immediately following the Merger Effective Time to be comprised of individuals described on Exhibit F hereto, each to hold office in accordance with the WinVest BVI Constitutional Documents, and such individuals shall remain in such roles immediately following the Acquisition Merger. The parties shall cause the officers of the Surviving Company as of immediately following the Merger Effective Time to be comprised of the individuals set forth on Exhibit F hereto, each to hold office in accordance with the WinVest BVI Constitutional Documents and such individuals shall remain in such roles immediately following the Acquisition Merger.

Section 2.04 Transfers of Ownership. In accordance with the BVI Companies Act, the entry of a name in the register of members of WinVest BVI, as holding WinVest BVI Ordinary Shares, in exchange for Company Ordinary Shares is prima facie evidence that legal title in those WinVest BVI Ordinary Shares vests in the name of that shareholder and it will be a condition of the registration of such WinVest BVI Ordinary Shares that the person requesting such exchange will have paid to WinVest BVI or any agent designated by it, any transfer or other Taxes required by reason of the registration of the securities of WinVest BVI and that such tax has been paid or is not payable.

Article III.

Aggregate MERGER CONSIDERATION; Exchange of SHARES

Section 3.01 Aggregate Merger Consideration.

(a) Payment Spreadsheet. Not less than five (5) Business Days prior to the Closing Date, the Company shall deliver to WinVest a schedule (the “Payment Spreadsheet”) setting forth (i) the name, last known address and (to the extent available) email address of each holder of Company Ordinary Shares; (ii) the amount of Closing Share Consideration issuable to each holder of Company Ordinary Shares; (iii) the number of Earnout Rights issuable to each holder of Company Ordinary Shares; and (iv) the amount of Xtribe Financing Stock Consideration issuable to each Xtribe Investor, and (v) any other information reasonably required by WinVest, WinVest BVI or the Exchange Agent to issue the Closing Share Consideration and the Earnout Rights to the holders of Company Ordinary Shares, which Payment Spreadsheet shall be prepared in good faith by the Company and in a form and substance reasonably satisfactory to WinVest and accompanied by documentation reasonably satisfactory to WinVest. The Company shall provide WinVest with reasonable access to the relevant books, records and personnel of the Company to enable WinVest to review the Payment Spreadsheet. The allocations and calculations set forth in the Payment Spreadsheet (as may be amended in accordance with the preceding sentence) shall, to the fullest extent permitted by applicable Law, be binding on all parties hereto and be used by WinVest and WinVest BVI for purposes of issuing the Aggregate Merger Consideration in accordance with this Agreement, absent manifest error. In issuing the Aggregate Merger Consideration pursuant to this Article III, WinVest and WinVest BVI shall, to the fullest extent permitted by applicable Law, be entitled to rely fully on the information set forth in the Payment Spreadsheet without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments and issuances of WinVest BVI Ordinary Shares in accordance therewith.

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(b) Acquisition Merger Consideration. At the Acquisition Merger Effective Time, by virtue of the Acquisition Merger and without any action on the part of WinVest, WinVest BVI, the Company or the holders of any of the following securities:

(i) each Company Ordinary Share issued and outstanding immediately prior to the Acquisition Merger Effective Time shall be canceled and converted into the right to receive (X) that number of WinVest BVI Ordinary Shares equal to the Per Share Exchange Ratio, and (Y) that number of Earnout Rights equal to 6,000,000 divided by the number of Company Ordinary Shares outstanding immediately prior to the Acquisition Merger Effective Time (excluding the Company Ordinary Shares of any holders who have waived in writing their right to receive Earnout Rights prior to the Acquisition Merger Effective Time), with each holder of such Company Ordinary Shares having the right to receive that number of WinVest BVI Ordinary Shares and that number of Earnout Shares (to the extent payable in accordance with Section 3.05), as set forth opposite such holder’s name on the Payment Spreadsheet; and

(ii) all Company Ordinary Shares held in the treasury of the Company shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(iii) all WinVest BVI Ordinary Shares, Reincorporation Merger Surviving Company Rights and Reincorporation Merger Surviving Company Warrants issued and outstanding immediately prior to the Acquisition Merger Effective Time shall remain issued and outstanding and unaffected by the Acquisition Merger.

(c) No Fractional Shares. No fractional WinVest BVI Ordinary Shares shall be issued to a holder of Company Ordinary Shares in connection with the Acquisition Merger as part of the Closing Share Consideration as a result of the conversion provided for in Section 3.01(b) above. In the event any holder of Company Ordinary Shares would otherwise be entitled to receive a fraction of a WinVest BVI Ordinary Share as part of the Closing Share Consideration, such fractional share shall be rounded to the nearest whole share. WinVest BVI and the Company acknowledge that any such adjustment was not separately bargained-for consideration but merely represents a mechanical rounding for purposes of avoiding the expense and inconvenience to the parties that would otherwise be caused by the issuance of fractional shares.

Section 3.02 Exchange for Company Ordinary Shares.

(a) Exchange Agent. On the Closing Date, WinVest BVI shall deposit, or shall cause to be deposited, with Continental Stock Transfer & Trust Company (the “Exchange Agent”), for the benefit of the holders of Company Ordinary Shares, for exchange in accordance with this Article III, (i) WinVest BVI Ordinary Shares representing the Closing Share Consideration and (ii) Earnout Rights to receive, if earned, up to Six Million (6,000,000) WinVest BVI Ordinary Shares (such WinVest BVI Ordinary Shares and Earnout Rights, together with any dividends or distributions with respect thereto pursuant to Section 3.02(c), being hereinafter referred to as the “Exchange Fund”). WinVest BVI shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the Aggregate Merger Consideration out of the Exchange Fund in accordance with this Agreement. Except as contemplated by Section 3.02(c) hereof, the Exchange Fund shall not be used for any other purpose.

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(b) Exchange Procedures. As promptly as practicable after the Acquisition Merger Effective Time, WinVest BVI shall use commercially reasonable efforts to cause the Exchange Agent to mail to each holder of Company Ordinary Shares entitled to receive a portion of the Aggregate Merger Consideration pursuant to Section 3.01 a letter of transmittal, which shall be in a form reasonably acceptable to WinVest BVI and the Company (the “Letter of Transmittal”), and shall specify that delivery shall be effected upon updates being made in the Company’s register of members evidencing legal and beneficial title and ownership of such Company Ordinary Shares passing to WinVest BVI. Within two (2) Business Days (but in no event prior to the Acquisition Merger Effective Time) after the Letter of Transmittal is duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Company Ordinary Shares shall be entitled to receive in exchange therefor, and WinVest BVI shall cause the Exchange Agent to deliver, the portion of Aggregate Merger Consideration to which such holder is entitled in accordance with the provisions of Section 3.01.

(c) Distributions with Respect to Unexchanged Company Ordinary Shares. No dividends or other distributions declared or made after the Acquisition Merger Effective Time with respect to the WinVest BVI Ordinary Shares with a record date after the Acquisition Merger Effective Time shall be paid to the holder of any WinVest BVI Ordinary Shares that the registered holder, as registered in the WinVest register of members, is entitled to receive in accordance with the provisions of Section 3.01 until such registered share is transferred as reflected in the updated WinVest BVI register of members. Subject to the effect of escheat, Tax or other applicable Laws, following the updates to the WinVest BVI register of members, WinVest BVI shall pay or cause to be paid to the holder of the WinVest BVI Ordinary Shares issued in exchange therefor, without interest, (i) promptly, but in any event within five (5) Business Days of such surrender, the amount of dividends or other distributions with a record date after the Acquisition Merger Effective Time and a payment date prior to surrender and theretofore paid with respect to WinVest BVI Ordinary Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Acquisition Merger Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to WinVest BVI Ordinary Shares.

(d) No Further Rights in Company Ordinary Shares. The portion of Aggregate Merger Consideration payable upon conversion of the Company Ordinary Shares in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Ordinary Shares.

(e) Adjustments to Aggregate Merger Consideration. The Aggregate Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, reissuance, combination, conversion, exchange of shares or other like change with respect to WinVest Common Stock or WinVest BVI Ordinary Shares (other than as a result of the Reincorporation Merger) occurring on or after the Original Execution Date and prior to the Acquisition Merger Effective Time.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Ordinary Shares for one year after the Acquisition Merger Effective Time shall be delivered to WinVest BVI, upon written request of WinVest BVI, and any holders of Company Ordinary Shares who have not theretofore complied with this Section 3.02 shall thereafter look only to WinVest BVI for such holder’s portion of the Aggregate Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of Company Ordinary Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, be surrendered by the Exchange Agent and become the property of WinVest BVI free and clear of any claims or interest of any person previously entitled thereto and either held in treasury by WinVest BVI or cancelled, as determined by the board of directors of WinVest BVI in its discretion.

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(g) No Liability. None of the Exchange Agent or the Surviving Company shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law in accordance with this Section 3.02 and Section 3.05.

(h) Withholding Rights. Each of the Exchange Agent and Surviving Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or non-U.S. Tax Law, provided, however, that, in the event that the Exchange Agent or the Surviving Company, as applicable, determines that it is so required to deduct or withhold any such amounts (except in the case of any compensatory payments made to employees subject to wage withholding), the Exchange Agent or the Surviving Company, as applicable, shall provide at least ten (10) Business Days’ prior written notice thereof to the Company, including a reasonably detailed explanation therefor, and shall reasonably cooperate with the Company in responding to any requests for information or clarification made by the Company in respect thereof. To the extent that amounts are so withheld by the Exchange Agent or Surviving Company, as the case may be, and timely remitted to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by the Exchange Agent or Surviving Company, as the case may be. Notwithstanding the foregoing, the Exchange Agent and Surviving Company shall use commercially reasonable efforts to reduce or eliminate any such withholding, including requesting and providing recipients of consideration a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholdings.

Section 3.03 Equity Transfer Books. At the Acquisition Merger Effective Time, the register of members and any other share transfer books or records of the Company shall be closed and there shall be no further registration of transfers of Company Ordinary Shares thereafter on the records of the Company. From and after the Acquisition Merger Effective Time, the holders of Company Ordinary Shares outstanding immediately prior to the Acquisition Merger Effective Time shall cease to have any rights with respect to such Company Ordinary Shares, except as otherwise provided in this Agreement or by Law. On or after the Acquisition Merger Effective Time, any Company Ordinary Shares exchanged by such holders through WinVest BVI if it receives any portion of the Exchange Fund pursuant to Section 3.02(f), shall be exchanged for that portion of the Aggregate Merger Consideration in accordance with the provisions of Section 3.01.

Section 3.04 Payment of Expenses.

(a) No sooner than five (5) Business Days or later than two (2) Business Days prior to the Closing Date, the Company shall provide to WinVest a written report setting forth a list of all fees and expenses incurred by or on behalf of the Company Signatories in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date, including: (i) the fees and disbursements of outside counsel to the Company Signatories incurred in connection with the Transactions; and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisors and other service providers engaged by the Company Signatories in connection with the Transactions (collectively, the “Outstanding Company Transaction Expenses”). On the Closing Date following the Closing, WinVest BVI (as the Surviving Company) shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Transaction Expenses unless they have previously been paid. For the avoidance of doubt, the Outstanding Company Transaction Expenses shall not include any fees and expenses of the equity holders of the Group Companies that are not Company Signatories that were not incurred by or on behalf of the Group Companies that are not Company Signatories.

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(b) No sooner than five (5) Business Days or later than two (2) Business Days prior to the Closing Date, WinVest shall provide to the Company a written report setting forth a list of all fees, expenses and disbursements incurred by or on behalf of WinVest or WinVest BVI for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of WinVest or WinVest BVI in connection with the Transactions or otherwise in connection with WinVest’s operations, including (i) all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of WinVest’s initial public offering payable upon consummation of a Business Combination (and the amount and payee of such deferred expenses is set forth on Schedule 3.04(b)), (ii) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, financial printers, proxy solicitors, or other agents or service providers of WinVest or WinVest BVI, and (iii) any other fees, expenses, commissions or other amounts that are expressly allocated to WinVest or WinVest BVI pursuant to this Agreement (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding WinVest Transaction Expenses”). On the Closing Date following the Closing, WinVest BVI (as the Surviving Company) shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding WinVest Transaction Expenses unless they have previously been paid. For the avoidance of doubt, the Outstanding WinVest Transaction Expenses shall not include any fees and expenses of the Sponsor or other equityholders of WinVest that were not incurred by or on behalf of WinVest.

Section 3.05 Earnout.

(a) At the Closing, as part of the Aggregate Merger Consideration, each holder of Company Ordinary Shares shall be entitled to receive the Earnout Rights in accordance with Section 3.01(b)(i) and the Payment Spreadsheet.

(b) Following the Closing, if, at any time during the period commencing on the Closing Date and ending at 11:59 PM Eastern time on December 31, 2026:

(i) The VWAP of the WinVest BVI Ordinary Shares equals or exceeds $15.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “First Level Earnout Target”), then as soon as commercially practicable and in any event within ten (10) Business Days following the achievement of the First Level Earnout Target, the holders of the Earnout Rights as of the date of such achievement shall be entitled to receive, and WinVest BVI shall cause the issuance to such holders, pro-rata in accordance with their ownership percentage of Earnout Rights, 2,000,000 WinVest BVI Ordinary Shares (the “First Level Earnout Shares”);

(ii) The VWAP of the WinVest BVI Ordinary Shares equals or exceeds $17.50 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “Second Level Earnout Target”), then as soon as commercially practicable and in any event within ten (10) Business Days following the achievement of the Second Level Earnout Target, the holders of the Earnout Rights as of the date of such achievement shall be entitled to receive, and WinVest BVI shall cause the issuance to such holders, pro-rata in accordance with their ownership percentage of Earnout Rights, 2,000,000 WinVest BVI Ordinary Shares (the “Second Level Earnout Shares”); and

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(iii) The VWAP of the WinVest BVI Ordinary Shares equals or exceeds $20.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “Third Level Earnout Target”), then as soon as commercially practicable and in any event within ten (10) Business Days following the achievement of the Third Level Earnout Target, the holders of the Earnout Rights as of the date of such achievement shall be entitled to receive, and WinVest BVI shall cause the issuance to such holders, pro-rata in accordance with their ownership percentage of Earnout Rights, 2,000,000 WinVest BVI Ordinary Shares (the “Third Level Earnout Shares”).

(c) For the avoidance of doubt, the Earnout Targets may all be satisfied over the same period of Trading Days or any other periods that have overlapping Trading Days, and if each Earnout Target is separately met the Earnout Shares in connection with each such Earnout Target shall be earned and no longer subject to the restrictions set forth in this Section 3.05, and shall be cumulative with the Earnout Shares earned prior to such time.

(d) The Earnout Shares and the Earnout Targets shall automatically be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into WinVest BVI Ordinary Shares), reorganization, recapitalization, reclassification, reissuance, combination, conversion, exchange of shares or other like change with respect to WinVest BVI Ordinary Shares (other than as a result of the Mergers), occurring on or after the Original Execution Date and prior to the time any such Earnout Shares are delivered to the holders of the Earnout Rights.

(e) No fractional WinVest BVI Ordinary Shares shall be issued to a holder of Earnout Rights in connection with the issuance of Earnout Shares in accordance with this Section 3.05, and no certificates for any such fractional shares shall be issued. In the event any holder of Earnout Rights would otherwise be entitled to receive a fraction of a WinVest BVI Ordinary Share, such fractional share shall be rounded to the nearest whole share. WinVest and the Company acknowledge that any such adjustment was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to WinVest BVI that would otherwise be caused by the issuance of fractional shares.

(f) Any issuance of Earnout Shares shall be treated as an adjustment to the Aggregate Merger Consideration by the parties hereto for Tax purposes and not treated as “other property” within the meaning of Section 356 of the Code, unless otherwise required by applicable Law as a result of a “determination” (within the meaning of Section 1313(a) of the Code).

(g) Following the Closing, the Surviving Company and its subsidiaries, including the applicable members of the Company Group, will be entitled to operate their respective businesses based upon their respective business requirements. Each of the Surviving Company and its subsidiaries, including the applicable members of the Company Group, will be permitted, following the Closing, to make changes at its sole discretion to its operations, organization, personnel, accounting practices and other aspects of its business, including actions that may have an impact on, the share price of the WinVest BVI Ordinary Shares and the ability of the holders of Earnout Rights to earn the Earnout Shares, and no person will have any right to claim the loss of all or any portion of any Earnout Shares or other damages as a result of such decisions.

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Article IV.

REPRESENTATIONS AND WARRANTIES OF THE GROUP COMPANIES

Except as set forth in the Company’s disclosure schedule delivered by the Company Signatories in connection with this Agreement (the “Company Disclosure Schedule”), the Company Signatories hereby represent and warrant to WinVest and WinVest BVI as of the Execution Date and as of the Closing as follows:

Section 4.01 Organization and Qualification; Subsidiaries.

(a) Xtribe PLC is a public limited company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Xtribe PLC is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not individually or in the aggregate be reasonably expected to have a Company Material Adverse Effect.

(b) The Company is a BVI business company limited by shares, duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign company to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not individually or in the aggregate be reasonably expected to have a Company Material Adverse Effect.

(c) The subsidiaries of Xtribe PLC (other than the Excluded Subsidiary) as of the date of this Agreement are set forth on Section 4.01(b) of the Company Disclosure Schedule (each an “Xtribe Subsidiary” and, collectively, the “Xtribe Subsidiaries”). Each Xtribe Subsidiary is duly organized, registered or incorporated (as applicable) and is validly existing and in good standing under the Laws of its jurisdiction of organization, registration or incorporation. Each Xtribe Subsidiary has the requisite corporate or other organizational power and authority to own, lease and operate its assets and properties and to carry on its business in all material respects as it is now being conducted. Each Xtribe Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not individually or in the aggregate be reasonably expected to have a Company Material Adverse Effect.

Section 4.02 Organizational Documents. The Company Signatories have, prior to the date of this Agreement, made available to WinVest a complete and correct copy of the Governing Documents of each Group Company. Such Governing Documents are in full force and effect and in the case of the copy of the articles of association of Xtribe PLC and the copy of the Company Memorandum and Articles of Association there is attached to it copies of all resolutions and agreements required by applicable Laws to be so attached. No Group Company is in violation any of the provisions of such Group Company’s Governing Documents.

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Section 4.03 Capitalization of Xtribe PLC, the Company and the other Xtribe Subsidiaries.

(a) Section 4.03(a) of the Company Disclosure Schedule sets forth, the number and class of (x) authorized and (y) issued and outstanding shares or other equity securities, as applicable, of each Group Company, the owners of record thereof and the number and class of shares or other equity securities, as applicable, held by each such owner of record, in each case (i) as of the Execution Date and (ii) after giving effect to the Contribution and Sale pursuant to the Pre-Closing Reorganization, all of which are validly issued, fully paid and non-assessable.

(b) Except as set forth in Section 4.03(b) of the Company Disclosure Schedule, (i) there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or shares of any Group Company or obligating any Group Company to issue or sell any shares of capital stock of, shares in, or other equity interests in, any Group Company, (ii) no Group Company is a party to, or otherwise bound by, or granted, any equity appreciation rights, participations, phantom equity or similar rights and (iii) there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which any Group Company is a party with respect to the voting or transfer of any of the equity interests or other securities of any Group Company.

(c) There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any shares or other securities of any Group Company.

(d) All outstanding Company Ordinary Shares have been issued in material compliance with (i) applicable securities Laws and other applicable Laws and (ii) any pre-emptive rights and other requirements set forth in applicable contracts to which the Company is a party.

(e) Section 4.03(e) of the Company Disclosure Schedule sets forth a list of the name and jurisdiction of incorporation or formation each of the Xtribe Subsidiaries.

(f) All outstanding securities of the Xtribe Subsidiaries (the “Xtribe Subsidiaries Securities”) and Xtribe PLC have been issued in material compliance with (i) applicable securities Laws and other applicable Laws, (ii) any pre-emptive rights and other requirements set forth in applicable contracts to which such Xtribe Subsidiary is a party and (iii) in the case of Xtribe PLC, the pre-emptive rights set forth in the United Kingdom Companies Act 2006.

(g) Except for the Xtribe Subsidiaries Securities, neither Xtribe PLC nor any of the Xtribe Subsidiaries owns any equity securities in, or any interest convertible, exchangeable or exercisable for, any equity securities in, any person. Xtribe PLC is not, in relation to any company or limited liability partnership registered in any part of the United Kingdom, a registrable relevant legal entity within the meaning of Section 790C of the United Kingdom Companies Act 2006.

(h) In respect of Xtribe PLC, and without prejudice to the remainder of this Section 4.03: (i) no shares or other equity interests or securities have been issued, and no transfer of any such shares or other equity interests or securities has been registered, except in accordance with its memorandum and articles of association, and all such transfers of shares and other equity interests or securities have been duly stamped by the United Kingdom HM Revenue & Customs (where applicable); (ii) Xtribe PLC has not at any time purchased, redeemed or repaid any of its own share capital except in compliance in all respects with all applicable Laws, including the United Kingdom Companies Act 2006; (iii) Xtribe PLC has not at any time given any financial assistance in contravention of the United Kingdom Companies Act 2006 or any other applicable Laws; (iv) none of its shares or other equity interests or securities has been, or represents assets which were, the subject of any transaction or arrangement which is capable of being set aside, stayed, reversed or rescinded, avoided or otherwise affected, in whole or in part, under the United Kingdom Insolvency Act 1986 or any other applicable Laws; (v) save as required under Section 7.01, no action has been or is being or will be taken by any person to strike it off the Register of Companies maintained by the Registrar of Companies (England and Wales); (vi) all dividends or distributions declared, made or paid by it (including any transaction forming part of the Pre-Closing Reorganization that constitutes a dividend or distribution) have been declared, made or paid in accordance with its memorandum and articles of association, the United Kingdom Companies Act 2006, and all applicable Laws; (vii) none of the Transactions to which it is a party (including any transaction forming part of the Pre-Closing Reorganization) constitutes a transaction or arrangement (including a transaction at an undervalue as defined in Section 238, or a preference as defined in Section 239, of the United Kingdom Insolvency Act 1986) which is capable of being set aside, stayed, reversed or rescinded, avoided or otherwise affected, in whole or in part, under the United Kingdom Insolvency Act 1986 or any other applicable Laws; and (viii) it was not at any time before and has not and will not become in consequence of any of the Transactions to which it is a party (including any transaction forming part of the Pre-Closing Reorganization) insolvent or unable to pay its debts within the meaning of the United Kingdom Insolvency Act 1986 or any other applicable insolvency legislation.

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Section 4.04 Authority Relative to this Agreement. Each Company Signatory has all necessary power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is or will be a party, to perform all of its respective obligations hereunder and thereunder and, subject in the case of the Company to receiving the Requisite Approval, to consummate the Transactions. The execution and delivery of this Agreement by each Company Signatory, the execution and delivery at or prior to Closing by each Company Signatory of each of the Ancillary Agreements to which it is or will be a party, and the consummation by each Company Signatory of the Transactions have been duly and validly authorized by all necessary corporate or limited liability company action, and no other corporate or limited liability proceedings on the part of either Company Signatory are necessary to authorize this Agreement or such other Transaction Documents or to consummate the Transactions (other than, (a) in the case of the Company with respect to the Acquisition Merger, the Requisite Approval, (b) the filing and recordation of appropriate merger documents as required by the DGCL, and (c) the filing with and registration of the Plans of Merger and other merger filing documents by the Registrar as required by the BVI Companies Act). This Agreement has been, and at the Closing each of the Ancillary Agreements to which the applicable Company Signatory is or is contemplated to be a party will be, duly and validly executed and delivered by the applicable Company Signatory and, assuming the due authorization, execution and delivery by WinVest and WinVest BVI, constitutes, or will at the Closing constitute, a legal, valid and binding obligation of the Company Signatories, enforceable against the Company Signatories in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, or by general equitable principles (collectively, the “Remedies Exceptions”). To the knowledge of the Company Signatories, no other state takeover statute is applicable to the Acquisition Merger or the other Transactions.

Section 4.05 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement and each of the Ancillary Agreements by the Company Signatories does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the BVI Companies Act and of the consents, approvals, authorizations or permits, filings and notifications set forth in Section 4.05(b), the performance of this Agreement, each of the Ancillary Agreements, and the Transactions by each Group Company will not (i) conflict with or violate the Governing Documents of such Group Company, (ii) result in a material violation of any United States or non-United States statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree, treaty, convention, government directive or other order (“Law”) applicable to the Group Companies or by which any property or asset of the Group Companies is bound or subject to, or (iii) result in any material breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, result in any material payment or penalty, or give to others any right of termination, amendment, cancellation or acceleration of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of the Group Companies pursuant to, any Material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as set forth on Section 4.05(b) of the Company Disclosure Schedule, the execution and delivery of this Agreement and each of the Ancillary Agreements by the Group Companies does not and will not, and the performance of this Agreement and each of the Ancillary Agreements by the Group Companies will not, require any material consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-United States government, governmental, quasi-governmental, supranational, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” Laws (“Blue Sky Laws”) and state takeover Laws, (ii)_such filings with and approvals of Nasdaq as may be necessary to permit shares to be issued in accordance with this Agreement to be listed on Nasdaq, (iii) filing and recordation of appropriate merger documents as required by the DGCL, and (iv) the filing with and registration of the Plans of Merger and other merger filing documents by the Registrar as required by the BVI Companies Act.

Section 4.06 Permits; Compliance. The Group Companies are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Group Companies to own, lease and operate their properties and to carry on their business as it is now being conducted (the “Company Permits”). Section 4.06 of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Permits. The Group Companies are not in default, breach or violation of any Company Permit in any material respect. The Group Companies are in compliance in all material respects with all Laws applicable to the Group Companies.

Section 4.07 Financial Statements.

(a) Attached as Section 4.07(a) of the Company Disclosure Schedule are true and complete copies of the audited consolidated balance sheet of the Group Companies (other than the Company) as of December 31, 2023 and the related audited consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit and cash flows of the Group Companies (other than the Company) for the year then ended (collectively, the “2023 Financial Statements”), together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report refers to the standards of the PCAOB and is unqualified.

(b) The 2023 Financial Statements (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (ii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Acquired Business as at the date thereof and for the period indicated therein (except for notes and normal year-end adjustments the impact of which is not material) and were derived from, and accurately reflect in all material respects, the books and records of the Group Companies or Xtribe PLC, as applicable.

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(c) The Required Financials, when delivered by the Company Signatories, shall (i) be true, correct and complete in all material respects, (ii) be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (iii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies (other than Xtribe PLC and the Excluded Subsidiary) as at the date thereof and for the period indicated therein, except as otherwise noted therein.

(d) (i) No Group Company nor, to the knowledge of the Company Signatories, any director, officer, employee, auditor, accountant or Representative of any Group Company, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company Signatories, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any Group Company, including any such complaint, allegation, assertion or claim that any Group Company has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of any Group Company’s chief executive officer, chief financial officer, general counsel, board of directors or any committee thereof.

(e) The Group Companies have not identified and have not been advised in writing or, to the knowledge of the Company Signatories, orally, by the Group Companies’ auditors of any fraud or allegation of fraud, that involves management or other employees who have a role in the Group Companies’ internal controls over financial reporting. The Group Companies’ books and records are complete and accurate in all material respects.

Section 4.08 Absence of Certain Changes or Events. Since the date of the Reference Balance Sheet, except as set forth in Section 4.08 of the Company Disclosure Schedule, pursuant to the Pre-Closing Reorganization or as permitted or required by this Agreement, (a) the Group Companies have conducted their businesses, in all material respects, in the ordinary course and in a manner consistent with past practice, taking into account any changes to such practices as may have occurred prior to the Execution Date as a result of Covid-19, including compliance with Covid-19 Measures or as required by applicable Law, and (b) there has not been any Company Material Adverse Effect.

Section 4.09 Absence of Litigation. Except as set forth in Section 4.09 of the Company Disclosure Schedule, there is no material litigation, suit, claim, action, proceeding, or investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company Signatories, threatened against any Group Company before any Governmental Authority. The Group Companies are not subject to any material continuing order, writ, judgment, injunction, decree, determination or award of, consent decree, settlement agreement or other similar written agreement with any Governmental Authority.

Section 4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of each Company Benefit Plan. Each Company Benefit Plan has been operated and administered in compliance with its terms and all applicable Laws. The Company has made available to WinVest copies of all Company Benefit Plan documents and all amendments thereto.

(b) The Group Companies do not have any Company Benefit Plans subject to United States Law.

(c) The Group Companies do not have any Benefits Plans subject to Laws outside of the United States or Italy, other than Benefit Plans sponsored by a non-U.S. government or governmental entity.

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(d) Neither the execution and delivery of this Agreement by the Company Signatories nor the consummation of the Transactions (including the Pre-Closing Reorganization or the Acquisition Merger) would (i) result in the acceleration or creation of any rights of any person to payments or benefits or increases in any payments or benefits under any Company Benefit Plan, (ii) result in the acceleration of the time of payment, funding or vesting, or forfeiture, of any compensation or benefits to any person under any Company Benefit Plan or (iii) result in severance pay or any increase in severance pay upon any termination of employment.

(e) The Group Companies incorporated under Italian law (i.e. X-Solution S.r.l.) do not maintain or sponsor, contribute to or have any obligation or liability to, any employee pension or welfare benefit plan, multi-employer plan of any kind or stock option or stock grant plan, except for those that are mandatory under Italian law or pursuant to applicable collective labor agreements.

Section 4.11 Labor and Employment Matters.

(a) Section 4.11(a) of the Company Disclosure Schedule sets forth a list of all employees of the Group Companies as of the Execution Date, by name, position, full-time or part-time status, date of hire, location of employment, and an overview of each such person’s compensation, bonuses commissions and/or benefits.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2021, the Group Companies have promptly investigated all employment discrimination and/or sexual harassment allegations, of, or against, any supervisory employee of the Group Companies. The Group Companies have taken prompt corrective action that is reasonably calculated to prevent further discrimination and harassment with respect to each such allegation that was determined to have merit.

(c) All employees of the Group Companies incorporated under Italian law (i.e. X-Solution S.r.l.) are, and have been, validly employed in accordance with Italian law, collective labor agreement and individual employment contracts and, except as set forth on Section 4.14(a) of the Company Disclosure Schedule, have complied and are in compliance with all Italian laws relating to labor, employment and its termination, and health and safety at the workplace, including laws relating to wages, salaries and classification levels, hours, overtime, immigration, withholding, unemployment compensation, hiring of disabled persons, use of fixed-term, seasonal or part-time employees, social security contributions, safety at work and employee privacy. All persons classified as independent contractors or consultants of any of the Group Companies satisfy and have at all times satisfied in all material respects the requirements of Italian law to be so classified.

Section 4.12 Real Property; Title to Assets.

(a) None of the Group Companies own or has ever owned any real property or are party to any agreement or option to purchase any real property or interest therein.

(b) Section 4.12(b) of the Company Disclosure Schedule lists the street address of each parcel of Leased Real Property, and sets forth a list of each lease, sublease, and license pursuant to which any of the Group Companies leases, subleases or licenses any real property (each, a “Lease”), with the name of the lessor and the date of the Lease in connection therewith and each material amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to WinVest. There are no leases, subleases, concessions or other contracts granting to any person other than the Group Companies the right to use or occupy any real property subject to the Lease Documents and all Leases are in full force and effect, and are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing material default or event of default (or, to the knowledge of the Company Signatories, event which, with notice or lapse of time, or both, would constitute a material default) by any Group Company or by the other party to such Leases, except as would not, individually or in the aggregate, be material to the Group Companies, taken as a whole.

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(c) There are no contractual or legal restrictions that preclude or restrict the ability of the Group Companies to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to the Group Companies, taken as a whole.

(d) The Group Companies have legal and valid title to, or, valid leasehold interests or other rights to use, all of their respective properties and assets, tangible and intangible, real, personal and mixed, used or held for use in their businesses, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, be material to the Group Companies, taken as a whole.

Section 4.13 Intellectual Property; Privacy.

(a) Section 4.13(a) of the Company Disclosure Schedule lists all patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration, and internet domain name registrations owned or purported to be owned by the Group Companies. The Group Companies own or have the right to use all Intellectual Property necessary for the conduct of their respective business as currently conducted (the “Company Intellectual Property”), and any Company-Owned IP included in such Company Intellectual Property is not subject to any grounds that might entail compulsory licensing to any third parties, and is presumed valid, effective, and enforceable in accordance with applicable Laws. To the knowledge of the Company Signatories, there are no circumstances which may cause the revocation or forfeiture of any Company Intellectual Property that, in addition, may be freely used by the Group Companies or licensed to any third party under proprietary terms and conditions. One of the Group Companies solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP.

(b) The Group Companies have since January 1, 2021 taken and take commercially reasonable actions to maintain and protect the secrecy, confidentiality and value of their trade secrets and other material Confidential Information. The Group Companies have not disclosed any such trade secrets or other Confidential Information that is material to the business of the Group Companies to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such trade secret or other Confidential Information.

(c) The Company-Owned IP have been - as the case may be - duly registered, filed, granted and/or renewed in compliance with Law (and to the broadest extent permitted by the Law) at or by the competent authority and each of such registrations, filings or grants is in full force and effect. To the knowledge of the Company Signatories, (i) the Company-Owned IP and the use thereof do not violate, misappropriate, or infringe any third parties’ rights nor constitute an unfair competition conduct, (ii) the conduct of the Group Companies’ business as currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property of any person; and (iii) no person is infringing, misappropriating, or otherwise violating any Company Intellectual Property. There have been no claims filed with a Governmental Authority and served on any of the Group Companies, or, to the knowledge of the Company Signatories threatened in writing to be filed, against a Group Company by any person (x) contesting the validity, use, ownership, enforceability, patentability, or registrability of any of the Company-Owned IP, or (y) alleging any infringement or misappropriation of, or other conflict with, any Intellectual Property rights of other persons (including any demands or offers to license any Intellectual Property from any other person).

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(d) All current and past founders, directors, officers, management, employees, and contractors who have contributed to, developed, or conceived any Company-Owned IP have executed customary written agreements with a Group Company pursuant to which such persons assigned to that Group Company all of their entire right, title, and interest in and to any Intellectual Property created, conceived, or otherwise developed by such person in the course of and related to his, her, or its relationship with the Group Company.

(e) The Group Companies do not use or make available to end users any open source Software in a manner that would (i) grant or purport to grant to any other person any rights to or immunities under any of the Company-Owned IP, or (ii) require the Group Companies to disclose or distribute the source code owned or purported to be owned by a Group Company.

(f) The Group Companies own, lease, license, or otherwise have the legal right to use all Business Systems, and such Business Systems are sufficient for the immediate and anticipated future needs of the business of the Group Companies as currently conducted. The Group Companies maintain commercially reasonable disaster recovery and business continuity plans, procedures and facilities, and for the past three years, there has not been any material failure with respect to any of the Products or other Business Systems that has not been remedied or replaced in all material respects. The Group Companies have purchased a sufficient number of seat licenses for their Business Systems.

(g) The Group Companies have all rights, authority, consents and authorizations necessary to receive, access, use, disclose and otherwise process the Personal Information in their possession or under their control in connection with the operation of the business of the Group Companies. The Group Companies have obtained any and all necessary rights, authorizations, and consents to permit the Group Companies’ previous collection, use, transfer, disclosure, and processing of Personal Information in compliance with any applicable Privacy/Data Security Laws.

(h) The Group Companies maintain, and have maintained since January 1, 2021, commercially reasonable and accurate privacy policies, procedures, plans, controls and safeguards regarding the privacy and security of Personal Information that comply with all applicable Privacy/Data Security Law (“Company Privacy Policies”). The Group Companies have made commercially reasonable efforts since January 1, 2021 to materially comply with (i) all applicable Privacy/Data Security Laws, (ii) all Company Privacy Policies, (iii) industry standards to which the Group Companies are legally bound, and (iv) all contractual commitments that the Group Companies have entered into or are otherwise bound with respect to privacy and/or data security of Personal Information and/or Business Data held or processed by or on behalf of the Group Companies (collectively, the “Data Security Requirements”). The Group Companies have implemented reasonable data security safeguards designed to protect the security and integrity of its Business Systems and any Personal Information or Business Data held or processed by or on behalf of the Group Companies, including implementing commercially reasonable procedures designed to prevent unauthorized access and the introduction of Disabling Devices. The Group Companies have not inserted and, to the knowledge of the Company, no other person has inserted or alleged to have inserted any Disabling Device in any of the Business Systems or Product components. Since January 1, 2021, to the Company’s knowledge, the Group Companies have not (x) experienced any data security breaches or incidents of known unauthorized use or disclosure of Personal Information or Business Data held or processed by or on behalf of the Group Companies; (y) received any written notice or complaint or has been charged or accused of any violation of the Company Privacy Policies or Privacy/Data Security Laws; or (z) been subject to or received written notice of any audits, proceedings or investigations by any Governmental Authority regarding the collection, dissemination, storage or use of Personal Information, or the violation of any applicable Data Security Requirements. The Group Companies are not subject to any contractual requirements, privacy policies, or other legal obligations, including based on the Transactions, that would prohibit WinVest BVI or WinVest from receiving, processing, and using Personal Information and Business Data held or processed by or on behalf of the Group Companies in the same manner to which the Group Companies receive, process, and use such Personal Information and Business Data prior to the Closing.

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(i) As required by Privacy/Data Security Laws, the Group Companies have contractually obligated all third-party service providers, vendors, suppliers, subcontractors, outsourcers, processors, or other third parties processing Personal Information on behalf of the Group Companies to: (i) comply with applicable Privacy/Data Security Laws, (ii) provide protection for Personal Information at an equivalent or greater level to which the Group Companies have contractually agreed or disclosed within Company Privacy Policies, (iii) take reasonable steps to protect and secure Personal Information from loss, theft, unauthorized or unlawful processing or other misuse, and (iv) maintain a written information privacy and security program that establishes reasonable and appropriate measures to protect the privacy, operation, confidentiality, integrity and security of all Personal Information against any breach or unauthorized use.

(j) Each Group Company has implemented and maintains a written privacy compliance program that is comprised of appropriate internal processes, policies and controls as required by applicable Privacy/Data Security Laws, including (i) the appointment of data protection officer to govern the administration of the privacy compliance program, (ii) processes to respond to individuals’ requests to exercise their deletion, access, and correction rights under applicable Privacy/Data Security Laws regarding Personal Information, and (iii) the completion and maintenance of required risk privacy impact assessments, data security assessments and any other required privacy compliance program documentation or evidence.

(k) The Group Companies have implemented and maintain a written information security program that is comprised of reasonable and appropriate organizational, physical, administrative and technical safeguards and controls designed to protect the security, confidentiality, integrity and availability of Personal Information and other Business Data against loss, theft, unauthorized access or acquisition, modification, disclosure, corruption or other misuse. Such safeguards and controls are reasonably consistent with (i) industry standards applicable to the industry in which the Group Companies operate, (ii) the Company Privacy Policies, and (iii) any public-facing statement made by the Group Companies related to the processing, privacy or security of Personal Information. The Group Companies designed the written information security program to (x) identify and address internal and external risks to the security, confidentiality, interruption, integrity and availability of Personal Information, (y) implement, monitor and improve the safeguards to control these risks, and (z) maintain breach notification procedures in compliance with applicable Privacy/Data Security Laws.

Section 4.14 Taxes.

(a) Each Group Company: (i) has filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) has paid all material Taxes that are shown as due on such filed Tax Returns and any other material Taxes that each Group Company is otherwise obligated to pay, except with respect to Taxes that are being contested in good faith and are disclosed in Section 4.14(a) of the Company Disclosure Schedule; and (iii) with respect to all material Tax Returns filed by it, has not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(b) No Group Company (i) has received a notice of a deficiency for any material Taxes which has been proposed, asserted or assessed in writing by any Tax authority that has not been resolved or settled or (ii) has received notice of an audit, examination, investigation or other proceeding in respect of material Taxes or Tax matters pending or proposed in writing, for a Tax period which the statute of limitations for assessments remains open.

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(c) The Group Companies are not a party to, are not bound by, and have no material obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (other than a customary agreement, contract or arrangement the primary purpose of which does not relate to Taxes).

(d) The Group Companies will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Code Section 481(c) (or any corresponding or similar provision of state, local or foreign income Tax Law); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; or (iii) installment sale made on or prior to the Closing Date.

(e) The Group Companies have withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes.

(f) The Group Companies have not been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return (other than a group of which the Company or Xtribe PLC was the common parent).

(g) The Group Companies have no material liability for the Taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor.

(h) The Group Companies have not within the last two years distributed stock of another person, or have their stock distributed by another person, in a transaction not contemplated by this Agreement that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) The Group Companies have not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) There are no material Tax Liens upon any assets of the Group Companies except for Permitted Liens.

(k) No Group Company has taken or agreed to take any action, nor does it intend to or plan to take any action, or have any knowledge of any fact or circumstance that could reasonably be expected to prevent the Reincorporation Merger from qualifying for the Reincorporation Intended Tax Treatment or the Acquisition Merger from qualifying for the Acquisition Intended Tax Treatment.

(l) Following the Contribution, Xtribe PLC shall not hold any material assets or liabilities other than as necessary to complete the Xtribe PLC Dissolution.

(m) As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes,”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) required to be supplied to a Tax authority relating to Taxes.

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Section 4.15 Environmental Matters. (a) The Group Companies are not, and have not been in the last three (3) years, in violation in any material respect of any applicable Environmental Law; (b) to the knowledge of the Group Companies, there has been no release of Hazardous Substances on, at, to or from any property currently or, during the time of the Group Companies any formerly owned, leased or operated by the Group Companies (including soils and surface and ground waters) in violation in any material respect of any Environmental Law; and (c) the Group Companies have not transported or disposed of, or arranged for the transportation or disposal of, Hazardous Substances at any real property not owned, operated or leased by the Group Companies, in violation in any material respect of any Environmental Law or otherwise in a manner or quantity that has resulted or would reasonably be expected to result in a material liability to the Group Companies under any Environmental Law.

Section 4.16 Material Contracts.

(a) Section 4.16(a) of the Company Disclosure Schedule lists, by reference to the applicable subsection, as of the date of this Agreement, the following types of contracts and agreements to which any Group Company is a party, excluding for this purpose, any purchase orders submitted by customers on a standard form of purchase order previously made available (such contracts and agreements as are set forth on Section 4.16(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i) each contract and agreement involving the receipt by or payment to any Group Company, of an amount exceeding $100,000 per year;

(ii) each contract and agreement with the top 10 customers and suppliers of the Group Companies;

(iii) all agreements and contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Group Companies or income or revenues related to any Product of the Group Companies to which the Group Companies are a party, and all other consulting and management contracts that are not cancelable without penalty or further payment and without more than ninety (90) days’ notice;

(iv) all contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of any Group Company;

(v) all contracts and agreements providing for severance, retention, change in control or similar payments;

(vi) all contracts and agreements evidencing indebtedness (or any guaranty therefor) for borrowed money, or granting a Lien on its assets, whether tangible or intangible, to secure any indebtedness in an amount greater than $150,000;

(vii) all contracts and agreements that is a definitive purchase and sale or similar agreement entered into in connection with an acquisition or disposition by any Group Company of any person or of any business entity or division or business of any person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such person or by any other manner);

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(viii) all partnership, joint venture, profits sharing or similar agreements that are material to the business of the Group Companies;

(ix) all contracts and agreements with any Governmental Authority to which any Group Company is a party, other than any Company Permits;

(x) all contracts and agreements that limit, or purport to limit, the ability of the Group Companies to compete in any line of business or with any person or entity or in any geographic area or during any period of time or to hire or retain any person;

(xi) all contracts and agreements pursuant to which any Group Company leases or is a lessor of any real property;

(xii) all contracts or agreements to use any Company-Licensed IP, (other than unmodified, commercially available, “off-the-shelf” Software with a replacement cost and aggregate annual license and maintenance fees of less than $100,000);

(xiii) all contracts which involve the license or grant of rights to Company-Owned IP by the Group Companies, but excluding any nonexclusive licenses (or sublicenses) of Company-Owned IP granted to end users according to the Group Companies’ standard terms in the ordinary course of business consistent with past practice;

(xiv) all contracts involving use, license or grant of any rights to any material Company Intellectual Property; and

(xv) any commitment to enter into any contract or agreement of the type described in clauses (i) – (xvi) of this Section 4.16(a).

(b) (i) Each Material Contract is a legal, valid and binding obligation of the respective Group Company and, to the knowledge of the Company Signatories, the other parties thereto, and is enforceable in accordance with its terms, subject to the Remedies Exceptions, and the respective Group Company is not in material breach or violation of, or material default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the knowledge of the Company Signatories, no other party is in material breach or violation of, or material default under, any Material Contract; and (iii) the Group Companies have not received any written, or to the knowledge of the Company Signatories, oral claim of default under any such Material Contract. The Company Signatories have furnished or made available to WinVest or its legal advisors true, correct and complete copies of all Material Contracts without redaction, including all modifications, amendments and supplements thereto.

Section 4.17 Insurance.

(a) Section 4.17(a) of the Company Disclosure Schedule sets forth, with respect to each material insurance policy under which the Group Companies are insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, and the principal insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged.

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(b) With respect to each such insurance policy, except as would not reasonably be expected to be material to the Group Companies taken as a whole: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) the Group Companies are not in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; (iii) none of the Group Companies’ insurers has threatened in writing, or to the knowledge of the Company Signatories, orally to terminate or materially modify any policy; and (iv) to the knowledge the Company Signatories, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

Section 4.18 Board Approval; Vote Required. The Xtribe Board, by resolutions duly adopted in compliance with Xtribe PLC’s articles of association, either by unanimous vote of those voting at a quorate meeting duly called and held or by unanimous written consent, and in either case not subsequently rescinded or modified in any way, has duly (a) determined that this Agreement and the other Transaction Documents to which Xtribe PLC is a party, including the Pre-Closing Reorganization Documents, are advisable and fair to and in the best interests of Xtribe PLC and its stockholders, (b) resolved that, having considered the transactions contemplated by this Agreement and the other Transaction Documents to which Xtribe PLC is a party, including the Pre-Closing Reorganization Documents, and the matters referred to in Section 172 of the United Kingdom Companies Act 2006, they considered, in good faith, that the transactions contemplated by this Agreement and the other Transaction Documents and this Agreement would be most likely to promote the success of Xtribe PLC for the benefit of its members as a whole having regard to all relevant factors, including those listed in Section 172 of the United Kingdom Companies Act 2006, and (c) approved this Agreement and the other Transaction Documents to which Xtribe PLC is a party, including the Pre-Closing Reorganization Documents, and declared their advisability. The Company Board has unanimously (a) declared that the transactions contemplated by this Agreement and the other Transaction Documents, including the Acquisition Merger and the Pre-Closing Reorganization, and this Agreement are in the best interests of the Company, (b) approved and authorized the transactions contemplated by this Agreement and the other Transaction Documents, including the Acquisition Merger and the Pre-Closing Reorganization, this Agreement and the other Transaction Documents, in each case, on the terms and subject to the conditions set forth in this Agreement and the other Transaction Documents; (c) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is or will be a party; and (d) directed that this Agreement and the Second Plan of Merger be submitted to the shareholders of the Company (after giving effect to the Sale) for approval in accordance with the terms hereof and recommended that such shareholders adopt and authorize this Agreement and the Second Plan of Merger. The Requisite Approval is the only vote of the holders of any class or series of shares of the Company necessary to adopt this Agreement and approve the Transactions. No vote of or approval by the holders of any class or series of capital stock (including shares) of Xtribe PLC, whether under Chapter 4 of Part 10 of the United Kingdom Companies Act 2006 or otherwise, is necessary for Xtribe PLC validly to adopt this Agreement and the other Transaction Documents to which it is a party, including the Pre-Closing Reorganization, and approve the Transactions.

Section 4.19 Interested Party Transactions. Except as set forth on Section 4.19 of the Company Disclosure Schedule and for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer or other affiliate of the Group Companies, to the knowledge of the Company Signatories, has or has had, directly or indirectly: (a) an economic interest in any person that has furnished or sold, or furnishes or sells, services or Products that the Group Companies furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any person that purchases from or sells or furnishes to, the Group Companies, any goods or services; (c) a beneficial interest in any contract or agreement disclosed in Section 4.16(a) of the Company Disclosure Schedule; or (d) any contractual or other arrangement with the Group Companies, other than customary indemnity arrangements and customary employment-related agreements and arrangements; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.19.

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Section 4.20 Brokers. Except as set forth on Section 4.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Group Companies.

Section 4.21 Sufficiency of Assets. The assets owned, leased or licensed by the Group Companies as of the Execution Date constitutes, and immediately following the Acquisition Merger Effective Time will constitute, all of the assets necessary and sufficient to operate the Acquired Business in substantially the same manner as conducted by the Group Companies prior to the Execution Date. Except as set forth on Exhibit A-2 and Exhibit B-2 of the Contribution and Reorganization Agreement, all of the rights, business, assets, and properties of Xtribe PLC and its subsidiaries immediately prior to the Pre-Closing Reorganization will be the rights, business, assets, and properties of the Company and its subsidiaries immediately following the Pre-Closing Reorganization.

Section 4.22 Proxy Statement. None of the information relating to Xtribe PLC or the Xtribe Subsidiaries supplied or to be supplied by Xtribe PLC, or by any other person acting on behalf of Xtribe PLC, in writing specifically for inclusion in the Proxy Statement/Prospectus will, as of the date the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to WinVest stockholders, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.23 Anti-Corruption Compliance; Certain Business Practices. Each Group Company and each of its respective directors and officers, and, to the knowledge of the Company Signatories, its employees have since January 1, 2021 complied in all material respects with the provisions of Anti-Corruption Laws. No Group Company or its respective directors and officers, nor, to the knowledge of the Company Signatories, employees of any Group Company, has in violation of any Anti-Corruption Laws: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic Government Officials or employees or to foreign or domestic political parties or campaigns; or (c) made any payment that would constitute a bribe, kickback or illegal or improper payment to assist any Group Company in obtaining or retaining business for, or with, or directing business to, any person, or in securing any improper advantage.

Section 4.24 Sanctions and Export Control Compliance.

(a) Each Group Company, and its respective officers and directors, and to the knowledge of the Company Signatories, its respective employees, have at all times complied in all material respects with all applicable Sanctions. No Group Company, nor any of its respective directors or officers, nor, to the knowledge of the Company Signatories, any of its respective employees: (i) has been or is a Sanctioned Person; (ii) has been or is owned or controlled by a Sanctioned Person; (iii) has maintained or maintains any offices, branches, operations, assets, investments, or employees in any Sanctioned Country; (iv) has participated in any transaction or business dealing with any Sanctioned Person or in any Sanctioned Country; (v) has received from any Governmental Authority or any other person any written notice, inquiry, or internal or external allegation regarding an actual or alleged violation of Sanctions; or (vi) made any voluntary or involuntary disclosure to a Governmental Authority regarding an actual or alleged violation of Sanctions.

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(b) Each Group Company, and each of its respective directors and officers, and to the knowledge of the Company Signatories, its employees, has complied in all material respects with Export Control Laws. No Group Company or its respective directors or officers, nor, to the knowledge of the Company Signatories, any of its employees: (i) has received from any Governmental Authority or any other person any notice, inquiry, or internal or external allegation regarding an actual or alleged violation of Export Control Laws; or (ii) made any voluntary or involuntary disclosure to a Governmental Authority regarding an actual or alleged violation of Export Control Laws.

Section 4.25 Xtribe Private Placement Investment Amount; Xtribe Subscription Agreements. As of the Closing Date, Xtribe PLC or the Company has delivered to WinVest and WinVest BVI true, correct and complete copies of each of the Xtribe Subscription Agreements (including any side letters or addendums thereto) that have been executed on or prior to such date pursuant to which the subscribers party thereto have committed, subject to the terms and conditions therein, to purchase Company Ordinary Shares in accordance with Section 6.01(b) of the Company Disclosure Schedule. Each of the Xtribe Subscription Agreements are in full force and effect and are legal, valid and binding upon Xtribe PLC or the Company (as applicable), enforceable against Xtribe PLC or the Company (as applicable) in accordance with their terms (subject to the Remedies Exceptions). None of the Xtribe Subscription Agreements has been withdrawn, terminated, amended or modified since the date of delivery hereunder, and to the knowledge of the Company Signatories, no such withdrawal, termination, amendment or modification is contemplated, and, to the knowledge of the Company Signatories, the commitments contained in the Xtribe Subscription Agreements have not been withdrawn, terminated or rescinded by the subscribers party thereto in any respect. Each of Xtribe PLC and the Company has complied in all material respects with all of its obligations under the Xtribe Subscription Agreements. To the knowledge of the Company Signatories, there are no conditions precedent or other contingencies related to the consummation of the purchases set forth in the Xtribe Subscription Agreements, other than as expressly set forth in such Xtribe Subscription Agreements.

Section 4.26 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule) or any Ancillary Agreements, the Company Signatories hereby expressly disclaim and negate, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Group Companies, their affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to WinVest, its affiliates or any of their respective Representatives by, or on behalf of, Group Companies, and any such representations or warranties are expressly disclaimed and none of WinVest or WinVest BVI shall have any claim with respect to their purported use of, or reliance on, any such representations and warranties. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither the Company Signatories nor any other person on their behalf has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to WinVest, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Group Companies (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to WinVest, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

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Article V.

REPRESENTATIONS AND WARRANTIES OF WinVest AND WINVEST BVI

Except as set forth in WinVest’s disclosure schedule delivered by WinVest in connection with this Agreement (the “WinVest Disclosure Schedule”), each of WinVest and WinVest BVI hereby represents and warrants to the Company, as of the Execution Date and as of the Closing, as follows:

Section 5.01 Organization and Qualification; Subsidiaries.

(a) WinVest is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b) WinVest BVI is a BVI business company limited by shares, duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Prior to the Reincorporation Merger Effective Time, WinVest BVI is a wholly owned subsidiary of WinVest.

(c) Each of WinVest and WinVest BVI are duly qualified or licensed as a foreign corporation or company to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not individually or in the aggregate be reasonably expected to have a WinVest Material Adverse Effect.

(d) As of the Closing, WinVest BVI will be the only surviving entity of WinVest. As of the Closing and except for WinVest BVI, WinVest will not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

Section 5.02 Organizational Documents. Each of WinVest and WinVest BVI has prior to the date of this Agreement provided to the Company a complete and correct copy of the WinVest Organizational Documents and the WinVest BVI Constitutional Documents, each as amended to date, and each of which is in full force and effect. None of WinVest or WinVest BVI is in violation of any of the provisions of the WinVest Organizational Documents or the WinVest BVI Constitutional Documents, as applicable.

Section 5.03 Capitalization of WinVest and WinVest BVI.

(a) The authorized capital stock of WinVest consists of (i) 100,000,000 shares of WinVest Common Stock, and (ii) 1,000,000 shares of preferred stock, par value $0.0001 (the “WinVest Preferred Stock”). As of immediately prior to the Reincorporation Merger Effective Time, and except as otherwise modified with the Company Signatories’ consent pursuant to Section 6.02(d), (x) 3,367,333 shares of WinVest Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, and (y) no shares of WinVest are held in the treasury of WinVest. As of the date of this Agreement, there are no shares of WinVest Preferred Stock issued and outstanding.

(b) All outstanding WinVest BVI Ordinary Shares have been duly authorized, validly issued and are not subject to preemptive rights, and are held by WinVest free and clear of all Liens, other than transfer restrictions and Liens under applicable securities Laws and the WinVest BVI Constitutional Documents.

(c) All outstanding shares of WinVest Common Stock have been issued and granted in compliance with all applicable securities Laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities Laws and the WinVest Organizational Documents.

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(d) The Closing Share Consideration being issued by WinVest BVI pursuant to the Acquisition Merger and any WinVest BVI Ordinary Shares issued pursuant to the Earnout Rights will, in each case when duly recorded on WinVest BVI’s register of members, be duly and validly issued, fully paid and nonassessable, and each such share shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions and Liens under applicable securities Laws and the WinVest BVI Constitutional Documents and the Registration Rights Agreement and the Lock-Up Agreement. The Aggregate Merger Consideration will be issued in compliance with all applicable securities Laws and other applicable Laws and without contravention of any other person’s rights therein or with respect thereto.

(e) Except for securities issued pursuant to the WinVest Subscription Agreements or except as set forth in Section 5.03(e) of the WinVest Disclosure Schedule, WinVest has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of WinVest or obligating WinVest to issue or sell any shares of capital stock of, or other equity interests in, WinVest. All shares of WinVest Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither WinVest nor any subsidiary of WinVest is a party to, or otherwise bound by, and neither WinVest nor any subsidiary of WinVest has granted, any equity appreciation rights, participations, phantom equity or similar rights. Except as set forth in Section 5.03(e) of the WinVest Disclosure Schedule, WinVest is not a party to any voting trusts, voting agreements, proxies, stockholder agreements or other agreements with respect to the voting or transfer of WinVest Common Stock or any of the equity interests or other securities of WinVest or any of its subsidiaries. Except for the Redemption Rights, there are no outstanding contractual obligations of WinVest to repurchase, redeem or otherwise acquire any shares of WinVest Common Stock. There are no outstanding contractual obligations of WinVest to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 5.04 Authority Relative to this Agreement. Each of WinVest and WinVest BVI have all necessary power and authority to execute and deliver this Agreement and the Ancillary Agreements to which WinVest or WinVest BVI (as applicable) are or will be a party, to perform its obligations hereunder and thereunder and, subject to receiving the WinVest Required Vote, to consummate the Transactions. The execution and delivery of this Agreement and each Ancillary Agreement to which each of WinVest and WinVest BVI is, or is contemplated to be, a party and the consummation by each of WinVest and WinVest BVI of the Transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of WinVest or WinVest BVI are necessary to authorize this Agreement, any Ancillary Agreement or to consummate the Transactions (other than (a) with respect to the Mergers, the WinVest Required Vote, (b) the filing and recordation of appropriate merger documents as required by the DGCL, (c) the filing with and registration of the Plans of Merger and other merger filing documents by the Registrar as required by the BVI Companies Act, and (d) with respect to the issuance of WinVest BVI Ordinary Shares comprising the Aggregate Merger Consideration, the due registration of such WinVest BVI Ordinary Shares in WinVest BVI’s register of members). This Agreement and each Ancillary Agreement has been, or shall be when delivered, duly and validly executed and delivered by WinVest and WinVest BVI (as applicable) and, assuming due authorization, execution and delivery by each of the Company Signatories, constitutes a legal, valid and binding obligation of WinVest and WinVest BVI (as applicable), enforceable against WinVest or WinVest BVI in accordance with its terms, subject to the Remedies Exceptions.

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Section 5.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of WinVest and WinVest BVI do not, and the performance of this Agreement by each of WinVest and WinVest BVI will not, (i) conflict with or violate the WinVest Organizational Documents or the WinVest BVI Constitutional Documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to each of WinVest or WinVest BVI s or by which any of their property or assets is bound or subject to, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of WinVest or WinVest BVI pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of WinVest, or WinVest BVI is a party or by which WinVest or WinVest BVI or any of their properties or assets are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a WinVest Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of WinVest and WinVest BVI do not, and the performance of this Agreement by each of WinVest and WinVest BVI will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover Laws, and filing and recordation of appropriate merger documents as required by the DGCL and the BVI Companies Act and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, create any liability for WinVest or WinVest BVI, prevent or materially delay consummation of any of the Transactions or otherwise prevent WinVest or WinVest BVI from performing its material obligations under this Agreement.

Section 5.06 Permits; Compliance. Neither WinVest nor WinVest BVI are or have been in conflict with, or in default, breach or violation, in each case, in any material respect, of, (a) any Law applicable to WinVest or WinVest BVI or by which any property or asset of WinVest or WinVest BVI are bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which WinVest or WinVest BVI are a party or by which WinVest or WinVest BVI or any property or asset of WinVest or WinVest BVI are bound. Each of WinVest and WinVest BVI is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for WinVest or WinVest BVI, as applicable, to own, lease and operate its properties or to carry on its business as it is now being conducted.

Section 5.07 SEC Filings; Financial Statements; Sarbanes-Oxley. Except as otherwise disclosed or identified in the WinVest SEC Reports filed with or furnished to the SEC prior to the Execution Date:

(a) Except as set forth on Section 5.07(a) of the WinVest Disclosure Schedule, WinVest has filed on a timely basis (giving effect to any permitted extensions of time for filing that were properly and timely requested) all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”), together with any amendments, restatements or supplements thereto (collectively, the “WinVest SEC Reports”). WinVest has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by WinVest with the SEC to all agreements, documents and other instruments that previously had been filed by WinVest with the SEC and are currently in effect. As of their respective dates, the WinVest SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act” ), the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

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(b) Each of the financial statements (including, in each case, any notes thereto) contained in the WinVest SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, as at the respective date thereof and throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of WinVest as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate have, a WinVest Material Adverse Effect). WinVest has no off-balance sheet arrangements that are not disclosed in the WinVest SEC Reports. No financial statements other than those of WinVest are required by GAAP to be included in the consolidated financial statements of WinVest.

(c) Except as and to the extent set forth in the WinVest SEC Reports, neither WinVest nor WinVest BVI have any liability or obligation of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, except for (i) liabilities and obligations arising in the ordinary course of WinVest’s and WinVest BVI’s businesses after December 31, 2023; (ii) the Outstanding WinVest Transaction Expenses, (iii) obligations incurred pursuant to this Agreement or Ancillary Documents or otherwise required or necessary in connection with the Transactions; or (iv) as set forth on Section 5.7(c) of the WinVest Disclosure Schedule.

(d) WinVest has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to WinVest and other material information required to be disclosed by WinVest in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to WinVest’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(e) There are no outstanding loans or other extensions of credit made by WinVest to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of WinVest. WinVest has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Neither WinVest (including any employee thereof) nor WinVest’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by WinVest that has not been remediated, (ii) any fraud, whether or not material, that involves WinVest’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by WinVest or (iii) any claim or allegation regarding any of the foregoing.

(g) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the WinVest SEC Reports. To the knowledge of WinVest, none of the WinVest SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.08 Absence of Litigation. There is no Action pending or, to the knowledge of WinVest, threatened against WinVest before any Governmental Authority. WinVest is not subject to any material continuing order, writ, judgment, injunction, decree, determination or award of, consent decree, settlement agreement or other similar written agreement with, any Governmental Authority.

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Section 5.09 Board Approval; Vote Required.

(a) The WinVest Board, by resolutions duly adopted by majority vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Mergers, are fair to and in the best interests of WinVest, WinVest BVI and their respective equity holders, (ii) approved this Agreement and the transactions contemplated by this Agreement and declared their advisability, and (iii) recommended that the stockholders of WinVest approve and adopt this Agreement and the Mergers, and directed that this Agreement and the Mergers, be submitted for consideration by the stockholders of WinVest at the WinVest Stockholders’ Meeting. WinVest, in its capacity as the sole shareholder of WinVest BVI, has or will have as of the Closing duly (x) determined that this Agreement and the transactions contemplated by this Agreement, including WinVest BVI (as applicable), are fair to and in the best interests of WinVest BVI and their respective equity holders, (y) approved this Agreement and the transactions contemplated by this Agreement and declared their advisability, and (z) approved and adopted this Agreement and the Mergers (as applicable).

(b) The only vote of the holders of any class or series of capital stock of WinVest necessary to approve the transactions contemplated by this Agreement is the affirmative vote of the holders of a majority of the outstanding shares of WinVest Common Stock (the “WinVest Required Vote”).

(c) The only vote of the holders of any class or series of securities of WinVest BVI necessary to approve this Agreement, the Acquisition Merger and the other transactions contemplated by this Agreement is the affirmative vote of WinVest, the sole holder of outstanding WinVest BVI Ordinary Shares.

Section 5.10 Prior Operations. Except as otherwise disclosed or identified in the WinVest SEC Reports filed with or furnished to the SEC prior to the Execution Date, or as otherwise provided hereunder or under the Ancillary Agreements:

(a) WinVest was formed solely for the purpose of completing a business combination in accordance with the terms of WinVest Organizational Documents and, since its incorporation, has not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than those incurred in connection with such purpose.

(b) WinVest BVI was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and, since their incorporation, have not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than those incurred in connection with this Agreement.

(c) WinVest BVI is not a party to or bound by any contract, and such entities will have no assets, liabilities or obligations at all times prior to the Mergers.

Section 5.11 Brokers. Except as set forth on Section 5.11 of the WinVest Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of WinVest or WinVest BVI.

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Section 5.12 WinVest Trust Fund. As of the close of business one Business Day prior to the date of this Agreement, WinVest has no less than $ 5,700,000 in the trust fund established by WinVest for the benefit of its public stockholders (the “Trust Fund”) maintained in a trust account at Continental Stock Transfer & Trust Company (the “Trust Account”). As of the Execution Date, the monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of September 14, 2021, between WinVest and the Trustee, as amended by (i) that certain Amendment, dated June 16, 2023, and (ii) that certain Amendment, dated December 14, 2023, and (iii) that certain Amendment, dated June 13, 2024 (the “Trust Agreement”). As of the Execution Date, the Trust Agreement has not been amended or modified (other than as set forth above) and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions, and no termination, repudiation, rescission, amendment, supplement or modification is contemplated. Except as set forth on Section 5.12 of the WinVest Disclosure Schedule1, WinVest has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by WinVest or the Trustee. There are no separate contracts, agreements, side letters or other understandings (whether written or unwritten, express or implied): (i) between WinVest and the Trustee or any other person that would cause the description of the Trust Agreement in the WinVest SEC Reports to be inaccurate in any material respect; or (ii) to the knowledge of WinVest, that would entitle any person (other than stockholders of WinVest who shall have elected to redeem their shares of WinVest Common Stock pursuant to the WinVest Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (a) to pay income or other Taxes of WinVest from any interest income earned in the Trust Account; and (b) upon the exercise of Redemption Rights in accordance with the provisions of the WinVest Organizational Documents. There are no Actions pending or, to the knowledge of WinVest, threatened in writing with respect to the Trust Account. Upon consummation of the Acquisition Merger and notice thereof to the Trustee pursuant to the Trust Agreement, WinVest shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to WinVest as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however, that the liabilities and obligations of WinVest due and owing or incurred at or prior to the Acquisition Merger Effective Time shall be paid as and when due, including all amounts payable (a) to shareholders of WinVest who shall have exercised their Redemption Rights, (b) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (c) to the Trustee for fees and costs incurred in accordance with the Trust Agreement, and (d) to third parties (e.g., professionals, printers, etc.) who have rendered services to WinVest in connection with its efforts to effect the Merger. Assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, WinVest has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to WinVest at the Acquisition Merger Effective Time.

Section 5.13 Taxes.

(a) WinVest and WinVest BVI (i) have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) have timely paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that WinVest or WinVest BVI are otherwise obligated to pay; (iii) with respect to all material Tax Returns filed by or with respect to any of them, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and (iv) have provided adequate reserves in accordance with GAAP in the most recent consolidated financial statements of WinVest, for any material Taxes of WinVest that have not been paid, whether or not shown as being due on any Tax Return.

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(b) None of WinVest or WinVest BVI (i) have received a notice of a deficiency for any material Taxes which has been proposed, asserted or assessed in writing by any Tax authority that has not been resolved or settled or (ii) have received notice of an audit, examination, investigation or other proceeding in respect of material Taxes or Tax matters pending or proposed in writing, for a Tax period which the statute of limitations for assessments remains open.

(c) None of WinVest or WinVest BVI are a party to, are bound by or have a material obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (other than a customary agreement, contract or arrangement the primary purpose of which does not relate to Taxes) and which is not entered into with any affiliate or direct or indirect owner of WinVest.

(d) None of WinVest or WinVest BVI will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; or (iii) installment sale made on or prior to the Closing Date.

(e) WinVest and WinVest BVI have withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes.

(f) WinVest has not been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return.

(g) None of WinVest or WinVest BVI have any material liability for the Taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.

(h) None of WinVest or WinVest BVI have within the last two years distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(i) None of WinVest or WinVest BVI has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) There are no material Tax Liens upon any assets of WinVest or WinVest BVI except for Permitted Liens.

(k) Neither WinVest nor WinVest BVI have taken or agreed to take any action, nor do they intend to or plan to take any action, or have any knowledge of any fact or circumstance, that could reasonably be expected to prevent the Reincorporation Merger from qualifying for the Reincorporation Intended Tax Treatment or the Acquisition Merger from qualifying for the Acquisition Intended Tax Treatment.

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Section 5.14 Listing. The issued and outstanding WinVest Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “WINV”. WinVest is in compliance in all material respects with the rules of Nasdaq and there is no Action pending or, to the knowledge of WinVest, threatened against WinVest by Nasdaq, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the WinVest Common Stock or terminate the listing of WinVest on the Nasdaq Capital Market. None of WinVest or any of its affiliates has taken any action in an attempt to terminate the registration of the WinVest Common Stock under the Exchange Act.

Section 5.15 WinVest’s and WinVest BVI’s Investigation and Reliance. Each of WinVest and WinVest BVI are a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and the Transactions, which investigation, review and analysis were conducted by WinVest and WinVest BVI together with expert advisors, including legal counsel, that they have engaged for such purpose. WinVest, WinVest BVI and their Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and other information that they have requested in connection with their investigation of the Company and the Transactions. None of WinVest or WinVest BVI are relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any of its Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule) or any Ancillary Agreement. Neither the Company nor any of its respective stockholders, affiliates or Representatives are making any representation to WinVest, WinVest BVI or any of their respective stockholders, affiliates or Representatives by virtue of any information, documents or materials made available to WinVest or WinVest BVI or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. Neither the Company nor any of its stockholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company. Nothing in this Section 5.15 shall limit any claim or remedy of WinVest or its affiliates in the event of Fraud.

Section 5.16 Investment Company Act. None of WinVest or WinVest BVI are an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 5.17 Takeover Statutes and Charter Provisions. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar domestic or foreign Law applies with respect to WinVest or WinVest BVI in connection with this Agreement, the Acquisition Merger, the issuance of WinVest BVI Ordinary Shares or any of the other transactions contemplated hereby. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan in effect to which WinVest or WinVest BVI are subject, party or otherwise bound.

Section 5.18 WinVest PIPE Investment Amount; WinVest Subscription Agreements. As of the Closing Date, WinVest has delivered to the Company true, correct and complete copies of each of the WinVest Subscription Agreements (including any side letters or addendums thereto) that have been executed on or prior to such date pursuant to which the subscribers party thereto have committed, subject to the terms and conditions therein, to purchase WinVest BVI Ordinary Shares in accordance with Section 6.02 of the Company Disclosure Schedule. Each of the WinVest Subscription Agreements are in full force and effect and are legal, valid and binding upon WinVest BVI, enforceable against WinVest BVI in accordance with their terms (subject to the Remedies Exceptions). None of the WinVest Subscription Agreements has been withdrawn, terminated, amended or modified since the date of delivery hereunder, and to the knowledge of WinVest, no such withdrawal, termination, amendment or modification is contemplated, and, to the knowledge of WinVest, the commitments contained in the WinVest Subscription Agreements have not been withdrawn, terminated or rescinded by the subscribers party thereto in any respect. WinVest has complied in all material respects with all of its obligations under the WinVest Subscription Agreements. To the knowledge of WinVest, there are no conditions precedent or other contingencies related to the consummation of the purchases set forth in the WinVest Subscription Agreements, other than as expressly set forth in such WinVest Subscription Agreements.

Section 5.19 WinVest BVI. WinVest BVI (a) has engaged in no business activities other than those related to the transactions contemplated by this Agreement, and (b) is a direct wholly owned subsidiary of WinVest.

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Article VI.

CONDUCT OF BUSINESS PENDING THE Acquisition MERGER

Section 6.01 Conduct of Business by the Company Pending the Acquisition Merger.

(a) The Company Signatories agree that, between the date of this Agreement and the Acquisition Merger Effective Time or the earlier termination of this Agreement, except (1) as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.01(b) of the Company Disclosure Schedule, (3) to the extent required to accomplish the Pre-Closing Reorganization or (4) as required by applicable Law (including (x) as may be requested or compelled by any Governmental Authority or (y) any COVID-19 Measures), unless WinVest shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed) the Company Signatories shall, and shall cause the other Group Companies to (i) conduct their respective business, in all material respects, in the ordinary course of business and in accordance with applicable Law; and (ii) the Company Signatories shall use commercially reasonable efforts to preserve substantially intact the business organization of the Group Companies, taken as a whole, to keep available the services of their respective officers and key employees, and to preserve the current relationships of the Group Companies with its customers, suppliers, creditors, licensees, and other business relations of the Group Companies, taken as a whole.

(b) Without limiting the generality of Section 6.01(a), except (1) as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.01(b) of the Company Disclosure Schedule, (3) to the extent required in connection with the consummation of the Pre-Closing Reorganization in accordance with this Agreement or (4) as required by applicable Law (including (x) as may be requested or compelled by any Governmental Authority or (y) COVID-19 Measures), the Company Signatories shall not, and shall cause each Group Company not to, between the date of this Agreement and the Acquisition Merger Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of WinVest (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) amend or otherwise change the Governing Documents of any Group Company;

(ii) form or create any subsidiaries;

(iii) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of any shares of any class of capital stock of any Group Company, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of any Group Company;

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(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its or any Group Company’s capital stock or other equity interests;

(v) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its or any Group Company’s capital stock;

(vi) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof, or enter into any strategic joint ventures, partnerships or alliances with any other person;

(vii) other than indebtedness incurred to third parties on arms-length terms for the purposes of paying any Company Pre-Closing Fee or expenses of the Transactions and approved by WinVest in writing (which approval shall not be unreasonably withheld, conditioned or delayed), (A) incur any indebtedness for borrowed money, (B) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of any Group Company, (C) assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, (D) make any loans, advances, or capital contributions to, or investments in any other person other than any entity that is a Group Company, (E) grant any security interest in any material Group Company assets, or (F) enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

(viii) (A) grant any increase in the compensation or benefits payable or to become payable to any current or former director, officer, employee or consultant of any Group Company, (B) amend any existing contract or agreement with, or terminate or enter into any severance or termination agreement with, or grant any change of control or retention payments or benefits to, in each case, any current or former director, officer, or employee of any Group Company whose base compensation would exceed, on an annualized basis, $200,000, (C) grant any severance or termination pay to any director, officer, or other employee of any Group Company, other than as required by Law or pursuant to any existing plan, (D) take any action that will result in the acceleration of vesting or payment timing or requirement for funding of any compensation or benefits to any current or former director, officer, employee or consultant of any Group Company, or (E) hire or otherwise enter into any new contract, agreement, or arrangement with any person whose base compensation would exceed, on an annualized basis, $200,000;

(ix) voluntarily recognize a labor union or similar organization or enter into a collective bargaining agreement or other labor union contract;

(x) adopt any material plans, policies, programs, arrangements or agreements providing for bonus, equity compensation, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, fringe benefit, sick paid and vacation and other material employee benefit plan, program or arrangement, which, in each case, are maintained, contributed to or sponsored by any Group Company for the benefit of any current or former employee, officer, director and/or individual consultant, or under which any Group Company has or would reasonably be expected to incur any material liability (contingent or otherwise), other than in the ordinary course of business;

(xi) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

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(xii) modify its cash management practices in any material respect, including the delay of the payment of any accounts payable or accelerating the collection of (or discount of) any accounts or notes receivable, in each case, other than in the ordinary course of business;

(xiii) except in the ordinary course of business consistent with past practice, make any income tax election or other material tax election, change any material method of tax accounting, amend any income Tax Return or other material Tax Return or settle or compromise any material United States federal, state, local or non-United States income tax liability, in each case, that could reasonably be expected to have an adverse and material impact on any Group Company;

(xiv) liquidate, dissolve, reorganize, restructure, recapitalize or otherwise wind up the business and operations of any Group Company;

(xv) materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract, in each case other than in the ordinary course of business or in a manner that is materially adverse to the Group Companies, taken as a whole;

(xvi) permit any material item of Company Intellectual Property to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of Company Intellectual Property;

(xvii) sell, lease, license, sublicense, assign, pledge, transfer, otherwise dispose of, or subject to any Lien (other than Permitted Liens) any material property or material assets owned by any Group Company, including any Company Intellectual Property, other than in the ordinary course of business;

(xviii) acquire any fee interest in real property;

(xix) commence, waive, release, compromise, settle or satisfy any pending or threatened material claim or litigation;

(xx) enter into any material new line of business outside of the business currently conducted by the Company Group; or

(xxi) enter into any agreement or otherwise make a binding commitment to do any of the foregoing.

Section 6.02 Conduct of Business by WinVest and WinVest BVI Pending the Acquisition Merger. Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various WinVest Subscription Agreements and consummating the WinVest PIPE Investments), set forth on Section 6.02 of the WinVest Disclosure Schedule, or required by applicable Law (including (x) as may be requested or compelled by any Governmental Authority or (y) any COVID-19 Measures) or as reasonably required in connection with effecting an extension of the time period for WinVest to consummate a business combination, WinVest agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Acquisition Merger Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of WinVest and WinVest BVI shall be conducted in the ordinary course of business and in a manner consistent with past practice. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various WinVest Subscription Agreements, consummating the WinVest PIPE Investments, and effecting an extension of the time period for WinVest to consummate a business combination), as set forth on Section 6.02 of the WinVest Disclosure Schedule, or as required by applicable Law (including (x) as may be requested or compelled by any Governmental Authority or (y) any COVID-19 Measures), neither WinVest nor WinVest BVI shall, between the date of this Agreement and the Acquisition Merger Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:

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(a) amend or otherwise change the WinVest Organizational Documents or the WinVest BVI Constitutional Documents or form any subsidiary of WinVest other than WinVest BVI;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests, other than redemptions from the Trust Fund which are required pursuant to the WinVest Organizational Documents;

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the WinVest Common Stock, except for redemptions from the Trust Fund which are required pursuant to the WinVest Organizational Documents;

(d) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of any shares of any class of or capital stock of any WinVest or WinVest BVI, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of or such capital stock, or any other ownership interest (including any phantom interest), of any of WinVest or WinVest BVI;

(e) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof, or enter into any strategic joint ventures, partnerships or alliances with any other person;

(f) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of WinVest or WinVest BVI, as applicable, make any loans, advances, or capital contributions to, or investments in any other person, or enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

(g) (A) grant any increase in the compensation or benefits payable or to become payable to any current or former director, officer, employee or consultant of WinVest or WinVest BVI, (B) amend any existing contract or agreement with, or terminate or enter into any severance or termination agreement with, or grant any change of control or retention payments or benefits to, in each case, any current or former director, officer or employee of WinVest or WinVest BVI, (C) grant any severance or termination pay to any director, officer, or other employee of WinVest or WinVest BVI, other than as required by Law, (D) take any action that will result in the acceleration of vesting or payment timing or requirement for funding of any compensation or benefits to any current or former director, officer, employee or consultant of WinVest or WinVest BVI, or (E) hire or otherwise enter into any new contract, agreement, or arrangement with any person;

(h) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

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(i) except in the ordinary course of business consistent with past practice, make any income tax election or other material tax election, change any material method of tax accounting, amend any income Tax Return or other material Tax Return or settle or compromise any material United States federal, state, local or non-United States income tax liability, in each case, that could reasonably be expected to have an adverse and material impact on WinVest or WinVest BVI;

(j) liquidate, dissolve, reorganize or otherwise wind up the business and operations of WinVest or WinVest BVI;

(k) amend the Trust Agreement or any other agreement related to the Trust Account;

(l) enter into, renew or amend in any material respect any transaction, agreement arrangement or understanding with any (i) present or former executive officer or director of WinVest or WinVest BVI, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of WinVest or (iii) affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing;

(m) carry out any activity other than for the purposes of consummating the Transactions;

(n) commence, waive, release, compromise, settle or satisfy any pending or threatened material claim or litigation; or

(o) enter into any agreement or otherwise make a binding commitment to do any of the foregoing.

Section 6.03 Claims Against Trust Account. The Company Signatories acknowledge that WinVest is a special purpose acquisition company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company Signatories have read WinVest’s final prospectus and other WinVest SEC Reports, the WinVest Organizational Documents and understands that WinVest has established the Trust Account described therein for the benefit of WinVest’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company Signatories further acknowledge and agree that WinVest’s sole assets consist of the cash proceeds of WinVest’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. The Company Signatories further acknowledge that, if the Acquisition Merger and the other Transactions are not consummated by December 17, 2024 or such later date as approved by the shareholders of WinVest to complete a business combination, WinVest will be obligated to return to its stockholders the amounts being held in the Trust Account. The Company Signatories (on behalf of themselves and their affiliates they have authority to bind) agree that, notwithstanding any other provision contained in this Agreement, neither Company Signatory now has, and shall not at any time prior to the Acquisition Merger Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between any Group Company on the one hand, and WinVest on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.03 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company Signatories (on behalf of themselves and their affiliates they have authority to bind) hereby irrevocably waive any Claim they may have, now or in the future and will not seek recourse against the Trust Fund, any trustee of the Trust Account or WinVest or its affiliates in respect of such Claims; provided, however, that the foregoing waiver will not limit or prohibit the Company Signatories from pursuing a claim against WinVest, WinVest BVI or any other person for legal relief against monies or other assets of WinVest or WinVest BVI held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions or for damages for breach of this Agreement against WinVest or WinVest BVI if this Agreement is terminated and WinVest consummates a business combination transaction with another person. In the event that any Company Signatory or any of their affiliates it has the power to bind commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, WinVest shall be entitled to recover from the Company Signatories and their affiliates it has the power to bind the associated reasonable legal fees and costs in connection with any such action if WinVest prevails in such action or proceeding. The Company Signatories agree and acknowledge that such irrevocable waiver is material to this Agreement and specifically relied upon by WinVest and its affiliates to induce WinVest to enter in this Agreement, and the Company Signatories further intend and understand such waiver to be valid, binding and enforceable against each Company Signatory and each of its affiliates it has the power to bind under applicable Law. This Section 6.03 shall survive the termination of this Agreement for any reason.

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Section 6.04 WinVest Extension. At all times prior to the earlier to occur of the Closing Date or the earlier termination of this Agreement pursuant to Article IX, so long as (x) no Terminating Company Breach has occurred and is in effect and (y) the consummation of the Transactions has not been permanently enjoined or prohibited by the terms of a final Order (or an Order that is reasonably likely to become final) or a statute, rule or regulation, WinVest shall use commercially reasonable efforts to extend the time period for WinVest to consummate the Transactions under the WinVest Organizational Documents. WinVest shall not be required to extend the time period for WinVest to consummate a business combination beyond December 17, 2024. Except as otherwise agreed by the parties in writing and so long as (x) neither WinVest nor WinVest BVI have materially breached any representation, warranty, covenant or agreement on the part of WinVest or WinVest BVI set forth in this Agreement, such that the conditions specified in Section 8.03(a) or Section 8.03(b) would not be satisfied at the Closing, and (y) this Agreement has not been terminated by either party pursuant to Section 9.01, any Company Pre-Closing Fees incurred after the Original Execution Date through Closing shall be paid by the Company promptly following its receipt of an invoice therefor and all other Company Pre-Closing Fees shall be paid at Closing.

Article VII.

ADDITIONAL AGREEMENTS

Section 7.01 Pre-Closing Reorganization.

(a) As promptly as practicable after the date hereof, and in any event, no more than forty five (45) days after the date hereof (or such later date as may be agreed between the parties), the Company Signatories shall (i) consummate the Securities Conversion, (ii) thereafter consummate the Contribution, and (iii) thereafter consummate the Sale, and shall cause the Group Companies to, take all actions necessary or appropriate to accomplish the Pre-Closing Reorganization. Following the Pre-Closing Reorganization, the Company Signatories shall, and shall cause the Group Companies to, take all actions necessary or appropriate to accomplish the Xtribe PLC Dissolution as promptly as practicable.

(b) The Company Signatories shall:

(i) ensure, and cause the Board of Directors of Xtribe PLC to ensure, that at no time after the date of closing of the Sale shall Xtribe PLC (A) take any action that might prevent the Application for Strike Off from being made (including any action set out in Section 1004 or 1005 of the United Kingdom Companies Act 2006), (B) take any action that might require the Application for Strike Off to be withdrawn (including any action set out in Section 1009 of the United Kingdom Companies Act 2006), or (C) take or omit to take any action that could reasonably be expected to cause any objection to the Application for Strike Off by any interested party to be successful;

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(ii) ensure that Xtribe PLC and the members of the Board of Directors of Xtribe PLC comply in all respects with their obligations under Sections 1006 and 1007 of the United Kingdom Companies Act 2006 in relation to the Application for Strike Off; and

(iii) cause the members of the Board of Directors of Xtribe PLC to submit, duly signed and completed, to the Registrar of Companies (England and Wales) all documents required to make the Application for Strike Off no later than four months after the date of closing of the Sale.

(c) The Company Signatories shall, and shall cause the Group Companies to, in consultation with WinVest, prepare and file any required notifications or filings under any applicable Law in connection with the Pre-Closing Reorganization and Xtribe PLC Dissolution and promptly and in good faith respond to all requests by a Governmental Authority in connection with any such notifications and filings. The Company Signatories will, prior to the Closing, promptly provide WinVest with copies of all material written communications (and memoranda setting forth the substance of all material oral communications) between each of them, any of their affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement or the Transactions. Prior to the Closing, the Company Signatories shall: (i) promptly inform and, to the extent applicable, provide, WinVest any material communication to or from a Governmental Authority regarding the Pre-Closing Reorganization or the Xtribe PLC Dissolution; (ii) permit WinVest to review in advance any material proposed written communication to any such Governmental Authority and incorporate reasonable comments thereto; (iii) not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning the Pre-Closing Reorganization or the Xtribe PLC Dissolution unless, to the extent reasonably practicable, it consults with WinVest in advance; and (iv) keep WinVest reasonably informed as to the status of any Action with respect to the Pre-Closing Reorganization or the Xtribe PLC Dissolution.

(d) Prior to the Closing, the Company Signatories shall, and shall cause the Group Companies to, cause the conversion of all Convertible Notes issued after the Original Execution Date and outstanding prior to the Closing into capital stock of, or other equity interests in, the applicable Group Company.

Section 7.02 Preparation of Registration Statement; WinVest Stockholders’ Meeting; Solicitation of Requisite Approval.

(a) As promptly as practicable after the execution of this Agreement, and receipt of the Company Unaudited Financials, WinVest and the Company shall prepare and WinVest, WinVest BVI and the Company shall file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Aggregate Merger Consideration (including any issuance of WinVest BVI Ordinary Shares pursuant to the Earnout Rights) issued or issuable pursuant to this Agreement, which Registration Statement shall also contain the proxy statement (as amended or supplemented, the “Proxy Statement”) to be sent to the stockholders of WinVest relating to the special meeting of WinVest’s stockholders (the “WinVest Stockholders’ Meeting”) to be held to consider approval and adoption of (1) this Agreement, the Reincorporation Merger and the Acquisition Merger, (2) the approval and issuance of the WinVest BVI Ordinary Shares as contemplated by this Agreement, (3) the Memorandum and Articles of Association of the Reincorporation Merger Surviving Company as set forth on Exhibit D, and (4) any other proposals the parties deem necessary to effectuate the Transactions (collectively, the “WinVest Proposals”). WinVest and the Company shall each use its reasonable best efforts to (w) cause the Registration Statement when filed with the SEC to comply in all material respects with the rules and regulations promulgated by the SEC, (x) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Registration Statement, (y) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing with the SEC and (z) keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Prior to the effective date of the Registration Statement, WinVest and WinVest BVI shall take all or any action required under any applicable federal or state securities Laws in connection with the issuance of the Aggregate Merger Consideration (including any issuance of WinVest BVI Ordinary Shares pursuant to the Earnout Rights) issued or issuable pursuant to this Agreement. Promptly after the Registration Statement is declared effective under the Securities Act, WinVest shall cause the Proxy Statement to be mailed to its stockholders. Each of WinVest and the Company Signatories shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement.

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(b) No filing of, or amendment or supplement to the Registration Statement will be made by WinVest without the approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed). WinVest will advise the Company promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Aggregate Merger Consideration (including any issuance of WinVest BVI Ordinary Shares pursuant to the Earnout Rights) issued or issuable pursuant to this Agreement for the offering or sale in any jurisdiction, or of any request by the SEC for amendment the Registration Statement or requests by the SEC for additional information. WinVest shall provide the Company with copies of any written comments, and shall inform the Company of any oral comments, that WinVest receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the Company a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff. Each of WinVest and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto.

(c) WinVest represents that the information supplied by WinVest for inclusion in the Registration Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of WinVest, (iii) the time of the WinVest Stockholders’ Meeting, and (iv) the Acquisition Merger Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that WinVest files with the SEC in connection with the Acquisition Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(d) The Company Signatories represent that the information supplied by any Group Company for inclusion in the Registration Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of WinVest, (iii) the time of the WinVest Stockholders’ Meeting, and (iv) the Acquisition Merger Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that the Company files with the SEC in connection with the Acquisition Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

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(e) If WinVest or either Company Signatory becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other party and (ii) WinVest, on the one hand, and the Company Signatories, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. WinVest and the Company Signatories shall use reasonable best efforts to cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and the Proxy Statement to be disseminated to the holders of shares of WinVest Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement.

(f) The Company shall solicit the Requisite Approval via written consent as soon as promptly as practicable, and in any event within ten (10) Business Days, after the Registration Statement becomes effective. In connection therewith, the Company shall, (i) cause the consent solicitation statement with respect to the solicitation by the Company of the Requisite Approval to be disseminated to the Company’s stockholders in compliance with applicable Law and (ii) use commercially reasonable efforts to obtain written consents from the Company’s stockholders with respect to the Requisite Approval.

Section 7.03 WinVest Stockholders’ Meetings; the WinVest BVI Shareholder’s Approval.

(a) WinVest shall call and hold the WinVest Stockholders’ Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the WinVest Proposals, and WinVest shall use its reasonable best efforts to hold the WinVest Stockholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective (but in any event no later than thirty (30) days after the date on which the Proxy Statement is mailed to stockholders of WinVest). WinVest shall use its reasonable best efforts to obtain the approval of the WinVest Proposals at the WinVest Stockholders’ Meeting, including by soliciting from its stockholders’ proxies as promptly as possible in favor of the WinVest Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders. The WinVest Board shall recommend to its stockholders that they approve the WinVest Proposals and shall include such recommendation in the Proxy Statement.

(b) Promptly following the execution of this Agreement, WinVest shall approve and adopt this Agreement and approve the Mergers and the other transactions contemplated by this Agreement, as the sole shareholder of WinVest BVI.

Section 7.04 Access to Information; Confidentiality.

(a) From the date of this Agreement until the Acquisition Merger Effective Time or the earlier termination of this Agreement, the Company Signatories and WinVest shall (and shall cause their respective subsidiaries and instruct their respective Representatives to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access during normal business hours and upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof; provided that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company Signatories without the prior written consent of the Company; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request. Notwithstanding the foregoing, but without limiting the Company Signatories’ obligations under Section 7.07, neither the Company Signatories nor WinVest shall be required to provide access to or disclose information to the extent such party has been advised by legal counsel that the access or disclosure would (x) violate its obligations of confidentiality or similar legal restrictions with respect to such information, (y) jeopardize the protection of attorney-client privilege or (z) contravene applicable Law (it being agreed that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such inconsistency, conflict, jeopardy or contravention).

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(b) All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential in accordance with that certain Mutual Nondisclosure Agreement, dated October 20, 2022 (the “Confidentiality Agreement”), between WinVest and Xtribe PLC, and the parties hereby agree that the term of such Confidentiality Agreement shall be extended until the earlier of the Closing or termination of this Agreement.

Section 7.05 Company Exclusivity Obligations.

(a) From and after the Original Execution Date until the Acquisition Merger Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 9.01, the Company Signatories have not and shall not, shall direct their Representatives not to, (i) initiate, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Company Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any Confidential Information or data to, any person relating to a Company Acquisition Proposal, (iii) enter into, engage in and maintain discussions or negotiations with respect to any Company Acquisition Proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Company Acquisition Proposal) or otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) amend or grant any waiver or release under any standstill or similar agreement, if any, with respect to any class of equity securities of the Company, (v) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal, (vi) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Company Acquisition Proposal (each, a “Company Acquisition Agreement”) or any proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal, or (vii) resolve or agree to do any of the foregoing or authorize any of its Representatives to take any such action. The Company Signatories shall and shall instruct their Representatives, to immediately cease any solicitations, discussions or negotiations with any person (other than the parties hereto and their respective Representatives) in connection with a Company Acquisition Proposal, and the Company Signatories acknowledge that any action taken by it or any of their Representatives inconsistent with the restrictions set forth in this Section 7.05(a), whether or not such Representative is purporting to act on such Company Signatory’s behalf, shall be deemed to constitute a breach of this Section 7.05(a) by the Company Signatories.

(b) The Company Signatories shall notify WinVest promptly (but in no event later than twenty-four (24) hours) after receipt by any Group Company or its respective Representatives of any Company Acquisition Proposal, any inquiry that would reasonably be expected to lead to a Company Acquisition Proposal or any request for non-public information relating to any Group Company or for access to the business, properties, assets, personnel, books or records of any Group Company by any third party, in each case after the Original Execution Date and in connection with such third party’s consideration of acquiring any Group Company. In such notice, the Company Signatories shall provide the details of the material terms and conditions of any such Company Acquisition Proposal, indication or request. The Company Signatories shall keep WinVest informed, on a current and prompt basis, of the status and material terms of any such Company Acquisition Proposal, indication or request, including the material terms and conditions thereof any material amendments or proposed amendments. The Company Signatories shall promptly provide WinVest copies of any nonpublic information concerning any Group Company’s business, present or future performance, financial condition or results of operations provided to any third party in connection with such third party’s consideration of acquiring any Group Company to the extent such information has not been previously provided to WinVest. Notwithstanding the foregoing, the Company may inform any person making an unsolicited proposal regarding a Company Acquisition Proposal of the terms of this Section 7.05.

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Section 7.06 Directors’ and Officers’ Indemnification; D&O Tail.

(a) From and after the Closing Date, the Surviving Company shall indemnify and hold harmless each present and former director, officer, employee, fiduciary and agent of the Company, WinVest or WinVest BVI (in each case, solely to the extent acting in his or her capacity as such and to the extent such activities are related to the business of the Company, WinVest or WinVest BVI, respectively) (the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing Date, whether asserted or claimed prior to, at or after the Closing Date (each, a “Claim”), in accordance with the Governing Documents of such person in effect on the Execution Date (including the advancing of expenses as incurred in accordance with the applicable Governing Documents). After the Closing Date, in the event that any D&O Indemnified Party becomes involved in any capacity in any Action based in whole or in part on, or arising in whole or in part out of, any matter, including the transactions contemplated hereby, existing or occurring at or prior to the Closing Date, the D&O Indemnified Parties may retain, at their cost, counsel reasonably satisfactory to them after consultation with the Company; provided, however, that the Company shall have the right to assume the defense thereof with counsel reasonably satisfactory to the D&O Indemnified Parties.

(b) The Surviving Company shall purchase and have in place at the Closing a “tail” or “runoff” policy (the “D&O Tail”) providing directors’ and officers’ liability insurance coverage for the benefit of those persons who are covered by the directors’ and officers’ liability insurance policies maintained by the Company, Xtribe PLC, WinVest or WinVest BVI as of the Closing with respect to matters occurring prior to the Acquisition Merger Effective Time. The D&O Tail shall provide for terms with respect to coverage, deductibles and amounts that are no less favorable than those of the policy in effect immediately prior to the Acquisition Merger Effective Time for the benefit of the Group Companies’ directors and officers, and shall remain in effect for the six-year period following the Closing.

(c) Notwithstanding the foregoing (i) the Surviving Company shall not be obligated to indemnify a D&O Indemnified Party with respect to any amount in relation to a Claim of any type whatsoever to the extent such Claim (or part thereof) has been paid to the D&O Indemnified Party (or paid directly to a third party on a D&O Indemnified Party’s behalf) by any directors and officers, or other type, of insurance maintained by the Surviving Company or WinVest, and (ii) no D&O Indemnified Party shall settle any Claim without the prior written consent of the Surviving Company and WinVest (which consents shall not be unreasonably withheld, conditioned or delayed), nor shall the Surviving Company: (A) settle any Claim without either (x) the written consent of all D&O Indemnified Parties against whom such Claim was made (which consents shall not be unreasonably withheld, conditioned or delayed), or (y) obtaining an unconditional general release from all liability arising out of the proceeding to which the Claim relates for all D&O Indemnified Parties without admission nor finding of wrongdoing as a condition of such settlement, or (B) be liable to a D&O Indemnified Party for any amounts paid in settlement of any threatened or pending Claim effected without its prior written consent (which consents shall not be unreasonably withheld, conditioned or delayed).

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Section 7.07 Notification of Certain Matters.

(a) The Company Signatories shall give prompt written notice to WinVest, and WinVest shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail.

(b) No notification given by either Company Signatory under this Section 7.07 shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company Signatories contained in this Agreement.

Section 7.08 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions as promptly as practicable, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with each Group Company necessary for the consummation of the Transactions and to fulfill the conditions to the Acquisition Merger. In case, at any time after the Acquisition Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.

(b) Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the terms of the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions contemplated hereby. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

Section 7.09 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of WinVest and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise prohibited by applicable Law or the requirements of the Nasdaq, each of WinVest and the Company Signatories shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Acquisition Merger or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party; provided, however, that each of WinVest and any Company Signatory may make any such announcement or other communication (a) if such announcement or other communication is required by applicable Law or the rules of Nasdaq, in which case the disclosing party shall first allow the other party to review such announcement or communication and the opportunity to comment thereon and the disclosing party shall consider such comments in good faith, (b) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 7.09, and (c) to Governmental Authorities in connection with any consents, approvals and authorizations required to be made under this Agreement or in connection with the Transactions. Furthermore, nothing contained in this Section 7.09 shall prevent WinVest or the Company Signatories and/or its respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors.

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Section 7.10 Tax Matters.

(a) Each of WinVest, WinVest BVI and the Company shall use its reasonable best efforts to cause the Reincorporation Merger to qualify for the Reincorporation Intended Tax Treatment and the Acquisition Merger to qualify for the Acquisition Intended Tax Treatment, and none of WinVest, WinVest BVI or the Company has taken or will take any action (or fail to take any action), if such action (or failure to act), whether before or after the Reincorporation Merger Effective Time or the Acquisition Merger Effective Time, would reasonably be expected to prevent or impede the Reincorporation Merger from qualifying for the Reincorporation Intended Tax Treatment, to prevent WinVest BVI from being treated as a domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code following the Reincorporation Merger, or the Acquisition Merger from qualifying for the Acquisition Intended Tax Treatment.

(b) Each of WinVest, the Company, and their respective Affiliates shall file all Tax Returns consistent with the Reincorporation Intended Tax Treatment and Acquisition Intended Tax Treatment (including attaching the statement described in Treasury Regulations Section 1.368-(a) on or with the its Tax Return for the taxable year of the Merger), and shall take no position inconsistent with the Reincorporation Intended Tax Treatment, the treatment of WinVest BVI as a domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code following the Reincorporation Merger, or the Acquisition Intended Tax Treatment (whether in audits, Tax Returns or otherwise), in each case, unless otherwise required by a Taxing Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code.

(c) WinVest and the Company shall promptly notify the other party in writing if, before the Closing Date, either such party knows or has reason to believe that the Reincorporation Merger may not qualify for the Reincorporation Intended Tax Treatment or that the Acquisition Merger may not qualify for the Acquisition Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate such qualification, which amendments shall be made if the Company reasonably determines on the advice of its counsel that such amendments would be reasonably expected to result in the Reincorporation Intended Tax Treatment or the Acquisition Intended Tax Treatment and would not be commercially impracticable).

(d) Any and all Transfer Taxes shall be paid by WinVest BVI. The party required by Law to do so shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and if required by applicable Law, the parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other document, and shall bear any expenses incurred in connection with the filing of such Tax Returns or other documentation. Notwithstanding any other provision of this Agreement, the parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

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(e) In the event the SEC requests or requires a tax opinion regarding (i) the Reincorporation Intended Tax Treatment, WinVest will use its commercially reasonable efforts to cause Haynes and Boone, LLP to deliver such tax opinion to WinVest (assuming for purposes of such opinion that WinVest BVI will be treated as a United States domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code), or (ii) the Inversion or the Acquisition Intended Tax Treatment, the Company shall use its commercially reasonable efforts to cause Loeb & Loeb LLP to deliver such tax opinion to the Company. Each party shall use reasonable best efforts to execute and deliver customary tax representation letters to the applicable tax advisor in form and substance reasonably satisfactory to such advisor. Notwithstanding anything to the contrary in this Agreement, Loeb & Loeb LLP shall not be required to provide any opinion to any party regarding the Reincorporation Intended Tax Treatment and Haynes and Boone, LLP shall not be required to provide any opinion to any party regarding the Inversion or the Acquisition Intended Tax Treatment.

Section 7.11 Stock Exchange Listing. WinVest will use commercially reasonable efforts to cause the Closing Share Consideration, the Xtribe Financing Stock Consideration and any WinVest BVI Ordinary Shares issuable pursuant to the Earnout Rights issued or issuable pursuant to this Agreement to be approved for listing on the Nasdaq as promptly as practicable following the date hereof, subject to official notice of issuance prior to the Closing Date. During the period from the date hereof until the earlier of the Closing or termination of this Agreement, WinVest shall use its reasonable best efforts to keep the WinVest Common Stock listed for trading on Nasdaq.

Section 7.12 Required Financials. The Company Signatories shall (a) deliver true, correct and complete copies of (i) the audited consolidated balance sheet of the Group Companies (other than Xtribe PLC and the Excluded Subsidiary) as of December 31, 2023 and the related audited consolidated statements of income and comprehensive income, stockholders’ equity and cash flows of the Group Companies (other than Xtribe PLC and the Excluded Subsidiary) for each of the years then ended (collectively, the “Company Audited Financial Statements”), together with all related notes and schedules thereto, in each case, with such Company Audited Financial Statements (A) prepared with all periods presented as if the Pre-Closing Reorganization had occurred as of the earliest period presented therein, (B) prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, and (C) accompanied by a signed report of the Company’s independent auditor with respect thereto, which report refers to the standards of the PCAOB and is unqualified, (ii) the unaudited consolidated balance sheet of the Group Companies (other than Xtribe PLC and the Excluded Subsidiary) as of the last day of each subsequent fiscal quarter of the Company ending at least forty-five (45) days prior to the filing of the Registration Statement, and the related unaudited consolidated statements of income and cash flows of the Group Companies (other than Xtribe PLC and the Excluded Subsidiary) for the fiscal quarter and year-to-date period ended as of each such date (and for the comparable periods in the prior fiscal year), or otherwise required by the rules and regulations of the SEC governing the Registration Statement (the “Company Unaudited Financials”), in each case, with such Company Unaudited Financials (A) reviewed by the Company’s independent auditor in accordance with AS 4105 Reviews of Interim Financial Information and without qualification, (B) prepared with all periods presented as if the Pre-Closing Reorganization had occurred as of the earliest period presented therein, and (C) prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, and (iii) any unaudited pro forma financial statements required by Regulation S-X of the SEC to be included in the Registration Statement (the “Pro Forma Financials” and, together with the Company Audited Financial Statements and the Company Unaudited Financials, the “Required Financials”) not later than fifteen (15) days from the date hereof, and (b) make any necessary amendments, restatements or revisions to the Required Financials such that they remain compliant through the date of completion of the offering pursuant to the Registration Statement and completion of the WinVest PIPE Investments and/or Xtribe Private Placement Investments, as the case may be.

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Section 7.13 WinVest Exclusivity Obligations. From and after the Original Execution Date until the Acquisition Merger Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 9.01, WinVest has not and shall not take, nor shall it permit any of its affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person (other than the Company Signatories, their stockholders and/or any of their affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination transaction (a “Business Combination Proposal”) other than with the Company Signatories, their stockholders and their affiliates and Representatives. WinVest shall, and shall cause its affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

Section 7.14 Trust Account. As of the Acquisition Merger Effective Time, the obligations of WinVest to dissolve or liquidate within a specified time period as contained in WinVest’s Certificate of Incorporation will be terminated and WinVest shall have no obligation whatsoever to dissolve and liquidate the assets of WinVest by reason of the consummation of the Acquisition Merger or otherwise, and no stockholder of WinVest shall be entitled to receive any amount from the Trust Account. At least 48 hours prior to the Acquisition Merger Effective Time, WinVest shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Acquisition Merger Effective Time to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to WinVest (to be held as available cash on the balance sheet of WinVest, and to be used for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

Section 7.15 Company Shareholder Litigation. Prior to the Acquisition Merger Effective Time, the Company Signatories shall give WinVest prompt notice (and in any event within one (1) Business Day of any Company Signatory’s becoming aware) of any pending, or threatened in writing, litigation related to this Agreement, the Acquisition Merger or the other Transactions, or otherwise alleging a breach of fiduciary duty by or other malfeasance of an officer or director of any Group Company, brought by or on behalf of any stockholder or other equity holder of any Group Company against any party hereto or any director or executive officer of any party hereto (“Company Shareholder Litigation”). The Company Signatories shall keep WinVest reasonably informed with respect to the status of any such Company Sholder Litigation. The Company Signatories shall give WinVest the opportunity, at its own cost and expense, to participate in the defense of any Company Shareholder Litigation with legal counsel of its own choosing. Notwithstanding anything to the contrary set forth herein, the Company Signatories shall not settle or agree to settle any Company Shareholder Litigation without WinVest’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 7.16 WinVest Stockholder Litigation. Prior to the Acquisition Merger Effective Time, the WinVest shall give the Company prompt notice (and in any event within one (1) Business Day of WinVest becoming aware) of any pending, or threatened in writing, litigation related to this Agreement, the Acquisition Merger or the other Transactions, or otherwise alleging a breach of fiduciary duty by or other malfeasance of an officer or director of WinVest or WinVest BVI, brought by or on behalf of any stockholder or other equityholder of WinVest against any party hereto or any director or executive officer of any party hereto (“WinVest Stockholder Litigation”). WinVest shall keep the Company reasonably informed with respect to the status of any such WinVest Stockholder Litigation. WinVest shall give the Company the opportunity, at its own cost and expense, to participate in the defense of any WinVest Stockholder Litigation with legal counsel of its own choosing. Notwithstanding anything to the contrary set forth herein, WinVest shall not settle or agree to settle any WinVest Stockholder Litigation without the Company’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 7.17 PIPE Investment. Following the date hereof, the parties shall use their commercially reasonable efforts to obtain commitments to acquire WinVest BVI Ordinary Shares through the WinVest PIPE Investments or Company Ordinary Shares through the Xtribe Private Placement Investments, in each case, from one or more investors pursuant to the terms of one or more WinVest Subscription Agreements or Xtribe Subscription Agreements, with such WinVest PIPE Investments or Xtribe Private Placement Investments to be consummated prior to or substantially concurrently with the consummation of the Transactions.

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Article VIII.

CONDITIONS TO THE MERGERS

Section 8.01 Conditions to the Obligations of Each Party. The obligations of the Company, WinVest and WinVest BVI to consummate the Transactions (other than Transactions which by their terms are required to be consummated prior to Closing), including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a) Requisite Approval. The Requisite Approval shall have been obtained.

(b) WinVest Stockholders’ Approval. The WinVest Proposals shall have been approved and adopted by the requisite affirmative vote of the stockholders of WinVest in accordance with the Proxy Statement, the DGCL, the WinVest Organizational Documents and the rules and regulations of Nasdaq.

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award (“Order”) which is then in effect and has the effect of making the Transactions, including the Mergers, illegal or otherwise prohibiting consummation of the Transactions, including the Mergers.

(d) Consents. All consents, approvals and authorizations set forth on Section 8.01(d) of the Company Disclosure Schedule shall have been obtained from and made with all Governmental Authorities.

(e) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(f) Tangible Assets. At the Acquisition Merger Effective Time and upon consummation of the Transactions (after giving effect to the consummation and effects of any exercise of Redemption Rights by stockholders of WinVest and the receipt of proceeds from any WinVest PIPE Investments or Xtribe Private Placement Investments), the Surviving Company shall have net tangible assets of at least $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

(g) Closing WinVest Cash. The Closing WinVest Cash shall not be less than $15,000,000.

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Section 8.02 Conditions to the Obligations of WinVest and WinVest BVI. The obligations of WinVest and WinVest BVI to consummate the Transactions, including the Acquisition Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company Signatories contained in Section 4.01 (Organization and Qualification; Subsidiaries), Section 4.03 (Capitalization of Xtribe PLC, the Company and the other Xtribe Subsidiaries), Section 4.04 (Authority Relative to this Agreement), and Section 4.20 (Brokers) shall each be true and correct in all respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of the Company Signatories contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect.

(b) Agreements and Covenants. Each Company Signatory shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Acquisition Merger Effective Time.

(c) Officer Certificate. The Company shall have delivered to WinVest a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(d).

(d) Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the Original Execution Date and the Closing Date.

(e) Pre-Closing Reorganization. The Contribution and Sale shall have been consummated in accordance with the Pre-Closing Reorganization Documents (or on such other terms and conditions acceptable to WinVest in its sole discretion).

(f) Registration Rights Agreement and Lock-Up Agreement. All parties to the Registration Rights Agreement and the Lock-Up Agreement (other than WinVest and the holders of equity securities of WinVest prior to the Closing contemplated to be party thereto) shall have delivered, or cause to be delivered, to WinVest a copy of the Registration Rights Agreement and the Lock-Up Agreement duly executed by all such parties.

(g) FIRPTA Tax Certificates. On or prior to the Closing, the Company shall deliver to WinVest a properly executed certification that Company Ordinary Shares are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by WinVest with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

(h) Consents. All consents, approvals and authorizations set forth on Section 8.02(h) of the Company Disclosure Schedule shall have been obtained.

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(i) Acknowledgement by Company. Following the assignment and delivery of the WinVest Notes to the Company pursuant to Section 8.03(g), the Company shall have delivered to Sponsor a written acknowledgement, in form and substance satisfactory to WinVest, that assignment and delivery of such WinVest Notes to the Company satisfies the Sponsor Note.

(j) Payment Spreadsheet. The Company shall have delivered to WinVest the Payment Spreadsheet in accordance with Section 3.01(a).

Section 8.03 Conditions to the Obligations of the Company. The obligations of the Company Signatories to consummate the Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of WinVest and WinVest BVI contained in Section 5.01 (Organization and Qualification; Subsidiaries), Section 5.03 (Capitalization of WinVest and WinVest BVI), Section 5.04 (Authority Relative to this Agreement), Section 5.09 (Board Approval; Vote Required) and Section 5.11 (Brokers) shall each be true and correct in all respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of WinVest and WinVest BVI contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “WinVest Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a WinVest Material Adverse Effect.

(b) Agreements and Covenants. WinVest and WinVest BVI shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Acquisition Merger Effective Time.

(c) Officer Certificate. WinVest shall have delivered to the Company a certificate, dated the date of the Closing, signed by the Chief Executive Officer of WinVest, certifying as to the satisfaction of the conditions specified in Section 8.03(a), Section 8.03(b) and Section 8.03(d).

(d) Material Adverse Effect. No WinVest Material Adverse Effect shall have occurred between the Original Execution Date of this Agreement and the Closing Date.

(e) Stock Exchange Listing. The Closing Share Consideration and any WinVest BVI Ordinary Shares issuable pursuant to the Earnout Rights and the WinVest BVI Ordinary Shares to be issued in connection with the transactions contemplated by the WinVest Subscription Agreements and Xtribe Subscription Agreements shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof.

(f) Registration Rights Agreement and Lock-Up Agreement. WinVest and the holders of equity securities of WinVest prior to the Closing contemplated to be party thereto shall have delivered a copy of the Registration Rights Agreement and the Lock-Up Agreement duly executed by WinVest and such holders.

(g) Assignment of Certain Notes. Sponsor shall have assigned and delivered to the Company the promissory notes payable by WinVest to Sponsor referenced on Section 8.03(g) of the Company Disclosure Schedule (“WinVest Notes”) in satisfaction of the promissory notes payable by Sponsor to the Company referenced on Section 8.03(g) of the Company Disclosure Schedule (“Sponsor Note”), in form and substance satisfactory to the Company.

(h) Resignations. The officers of WinVest and WinVest BVI and the members of the WinVest Board set forth on Schedule B shall have executed written resignations effective as of the Acquisition Merger Effective Time.

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Article IX.

TERMINATION, AMENDMENT AND WAIVER

Section 9.01 Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time prior to the Acquisition Merger Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company or WinVest, as follows:

(a) by mutual written consent of WinVest and the Company; or

(b) by either WinVest or the Company if the Acquisition Merger Effective Time shall not have occurred prior to December 17, 2024 (the “Outside Date”); provided, however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date; or

(c) by either WinVest or the Company, if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Transactions, including the Mergers and the Pre-Closing Reorganization, illegal or otherwise preventing or prohibiting consummation of the Pre-Closing Reorganization, the Mergers or the Transaction; or

(d) by either WinVest or the Company, if any of the WinVest Proposals shall fail to receive the requisite vote for approval at the WinVest Stockholders’ Meeting or any adjournment or postponement thereof; or

(e) by WinVest or the Company, if the Company shall have failed to deliver the Requisite Approval to the Company in accordance with Section 7.02(f); or

(f) by WinVest, upon a breach of any representation, warranty, covenant or agreement on the part of any Company Signatory set forth in this Agreement, or if any representation or warranty of the Company Signatories shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) and 8.02(b) would not be satisfied (“Terminating Company Breach”); provided that WinVest has not waived such Terminating Company Breach and WinVest and WinVest BVI are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided further that, if such Terminating Company Breach is curable by the Company Signatories, WinVest may not terminate this Agreement under this Section 9.01(g) for so long as the Company Signatories continue to exercise reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by WinVest to the Company; or

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(g) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of WinVest and WinVest BVI set forth in this Agreement, or if any representation or warranty of WinVest and WinVest BVI shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) and 8.03(b) would not be satisfied (“Terminating WinVest Breach”); provided that the Company has not waived such Terminating WinVest Breach and no Company Signatory is then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating WinVest Breach is curable by WinVest and WinVest BVI, the Company may not terminate this Agreement under this Section 9.01(g) for so long as WinVest and WinVest BVI continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to WinVest.

Section 9.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except (i) as set forth in this Section 9.02, Article X, and any corresponding definitions set forth in Article I; and (ii) nothing herein shall relieve any party from Liability for its Fraud or willful breach prior to termination of this Agreement.

Section 9.03 Expenses. Except as set forth in this Section 9.03 or elsewhere in this Agreement, all expenses (including the fees and expenses of any outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers) incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Acquisition Merger or any other Transaction is consummated.

Section 9.04 Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Acquisition Merger Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.05 Waiver. At any time prior to the Acquisition Merger Effective Time, (i) WinVest may (a) extend the time for the performance of any obligation or other act of the Company Signatories, (b) waive any inaccuracy in the representations and warranties of the Company Signatories contained herein or in any document delivered by the Company Signatories pursuant hereto and (c) waive compliance with any agreement of the Company Signatories or any condition to its own obligations contained herein and (ii) the Company may (a) extend the time for the performance of any obligation or other act of WinVest or WinVest BVI, (b) waive any inaccuracy in the representations and warranties of WinVest or WinVest BVI contained herein or in any document delivered by WinVest and/or Merger pursuant hereto and (c) waive compliance with any agreement of WinVest or WinVest BVI or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

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Article X.

GENERAL PROVISIONS

Section 10.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to WinVest or WinVest BVI:

WinVest Acquisition Corp.

125 Cambridge Park Drive

Cambridge MA 02140

Attention: Manish Jhunjhunwala, CEO

Email: manish@trefis.com

with a copy (which shall not constitute notice) to:

Haynes and Boone, LLP

2801 N. Harwood Street Suite 2300

Dallas, TX 75201

Attention: Matthew Fry and J. Brent Beckert, Esqs.

Email: matt.fry@haynesboone.com

brent.beckert@haynesboone.com

if to the Company Signatories:

Xtribe P.L.C.

37-38 Long Acre

London X0 WC2E 9JT

Attention: Enrico Dal Monte, CEO

Email: dalmonte@xtribeapp.com

with a copy (which shall not constitute notice) to:

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

Attention: Giovanni Caruso

Email: gcaruso@loeb.com

Section 10.02 Nonsurvival of Representations, Warranties and Covenants. Except in the case of a party’s Fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, (b) this Article X and (c) any corresponding definitions set forth in this Agreement.

Section 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

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Section 10.04 Entire Agreement; Assignment. This Agreement and the Ancillary Agreements, together with the Confidentiality Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof (including, for the avoidance of doubt, the Prior BCA). This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto.

Section 10.05 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.06 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

Section 10.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.07 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.07.

Section 10.08 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

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Section 10.09 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.10 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate Mergers) in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 10.11 Legal Representation.

(a) WinVest hereby agrees on behalf of itself and its directors, members, partners, officers, employees and affiliates (including after the Closing, the Surviving Company, Xtribe PLC and the Xtribe Subsidiaries), and each of their respective successors and assigns (all such parties, the “WinVest Waiving Parties”), that Loeb & Loeb LLP may represent WinVest, the Surviving Company, Xtribe PLC, the Xtribe Subsidiaries and any of their respective directors, managers, members, partners, officers, employees or affiliates, in each case, in connection with any Action or obligation arising out of or relating to this Agreement, notwithstanding its representation (or any continued representation) of the Company Signatories or their subsidiaries or other WinVest Waiving Parties, and each of WinVest and the Surviving Company on behalf of itself and the WinVest Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. WinVest and the Company Signatories acknowledge that the foregoing provision applies whether or not Loeb & Loeb LLP provides legal services to any of WinVest, the Surviving Company or its subsidiaries after the Closing Date.

(b) The Company Signatories hereby agree on behalf of themselves, their respective directors, managers, members, partners, officers, employees and affiliates, and each of their respective successors and assigns (all such parties, the “Company Waiving Parties”), that Haynes and Boone, LLP may represent Surviving Company, the Xtribe Subsidiaries, Sponsor or any of their directors, members, partners, officers, employees or affiliates, in each case, in connection with any Action or obligation arising out of or relating to this Agreement, notwithstanding its representation (or any continued representation) of WinVest or other Company Waiving Parties, and the Company Signatories on behalf of themselves and the Company Waiving Parties hereby consent thereto and irrevocably waive (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. The Company Signatories acknowledge that the foregoing provision applies whether or not Haynes and Boone, LLP provides legal services to WinVest or Sponsor after the Closing Date.

Section 10.12 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company Signatories, WinVest or WinVest BVI under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. The provisions of this Section 10.12 are intended to be for the benefit of, and enforceable by the former, current and future direct or indirect equityholders, controlling persons, shareholders, optionholders, members, general or limited partners, affiliates, Representatives, and each of their respective successors and assigns of the parties hereto and each such person shall be a third-party beneficiary of this Section 10.12. This Section 10.12 shall be binding on all successors and assigns of parties hereto.

[Signature Page Follows.]

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IN WITNESS WHEREOF, WinVest, WinVest BVI, Xtribe PLC and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

WINVEST ACQUISITION CORP.

By:	/s/ Manish Jhunjhunwala
Name:	Manish Jhunjhunwala
Title:	CEO

WinVest (BVI) Ltd.

By:	/s/ Manish Jhunjhunwala
Name:	Manish Jhunjhunwala
Title:	Authorized Person

Signature Page to Amended and Restated

Business Combination Agreement

XTRIBE P.L.C.

By:	/s/ Enrico Dal Monte
Name:	Enrico Dal Monte
Title:	CEO

XTRIBE (BVI) LTD.

By:	/s/ Stojan Dragovich
Name:	Stojan Dragovich
Title:	Sole Director

Signature Page to Amended and Restated

Business Combination Agreement

EXHIBIT A

Contribution and Reorganization Agreement

EXHIBIT B

Purchase Agreement

EXHIBIT C

Lock-Up Agreement

EXHIBIT D

WinVest BVI Closing Memorandum and Articles of Association

EXHIBIT E-1

[Intentionally Omitted]

EXHIBIT E-2

[Intentionally Omitted]

EXHIBIT F

Directors and Officers of WinVest BVI

WinVest BVI Board of Directors shall consist of a majority of independent directors. Two of the WinVest BVI directors shall be named by Sponsor and the balance of the directors shall be named by the Company.

Chief Executive Officer— Enrico Dal Monte

President—Stojan Dragovich

Chief Financial Officer —Luca Bianchini

SCHEDULE A

Key Company Owners

SCHEDULE B

Resigning WinVest Officers and Directors

Annex B

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

(the “Act”)

MEMORANDUM OF ASSOCIATION

OF

Xtribe Holding (BVI) Ltd

(the “Company”)

1.	NAME

The name of the Company is Xtribe Holding (BVI) Ltd.

2.	COMPANY LIMITED BY SHARES

The Company is a company limited by shares. The liability of each member is limited to:

(i)	the amount from time to time unpaid on such member’s shares;

(ii)	any liability expressly provided for in the Memorandum or the Articles; and

(iii)	any liability to repay a distribution pursuant to section 58(1) of the Act.

3.	REGISTERED OFFICE

The first registered office of the Company will be situated at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands. Thereafter, the registered office may be situated at such other place as the directors or members may from time to time determine.

4.	REGISTERED AGENT

The first registered agent of the Company will be FH Corporate Services Ltd, of Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands. Thereafter, the directors or members may from time to time change the Registered Agent.

5.	GENERAL OBJECTS AND POWERS

Subject to Regulation 6 below, the Company shall have full power and authority to carry out any object not prohibited by the Act as amended from time to time, or any other law of the British Virgin Islands.

6.	AUTHORISED SHARES

6.1.	The Company is authorised to issue an unlimited number of shares of US$0.0001 par value divided into the following two classes of shares:

(i)	an unlimited number of ordinary shares with US$0.0001 par value each (the “Ordinary Shares”); and

(ii)	1,000,000 preferred shares of US$0.0001par value (the “Preferred Shares”).

6.2.	The directors or members may from time to time increase or reduce the maximum number of shares the Company is authorised to issue, by amendment to this Memorandum in accordance with the provisions below.

7.	SHARE RIGHTS

7.1.	Ordinary Shares. Each Ordinary Share in the Company confers on the holder:

(i)	the right to one vote on any Resolution of the Members;

(ii)	the right to an equal share in any dividend paid by the Company in accordance with the Act; and

(iii)	the right to an equal share in the distribution of the surplus assets of the Company.

7.2.	Preferred Shares. The Board may, by amendment to this Memorandum in accordance with clause 11 below, from time to time create and constitute (or re-designate, as the case may be), such further class or classes of Preferred Shares (and designate series within such Preferred Shares) with such name or names and with such preferred, deferred or other rights or such restrictions, whether in regard to voting, dividends, distributions, liquidations or otherwise as the Board may, by Resolution of Directors determine (a “Preferred Share Designation”) and as may be permitted by the Act.

7.3.	The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares subject to Regulation 6 of the Articles.

8.	VARIATION OF RIGHTS

If at any time the shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of the holders of not less than 50% of the issued shares of that class and the holders of not less than 50% of the issued shares of any other class of shares which may be affected by such variation.

9.	RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

10.	REGISTERED SHARES ONLY

Shares in the Company may only be issued as registered shares and the Company is not authorised to issue bearer shares. Registered shares may not be exchanged for bearer shares or converted to bearer shares.

11.	AMENDMENTS TO MEMORANDUM AND ARTICLES

The Company may, by Resolution of Directors or Resolution of Members, amend the Memorandum and Articles, save that no amendment may be made by a Resolution of Directors:

(i)	to restrict the rights or powers of the voting members to amend the Memorandum or Articles;

(ii)	to change the percentage of voting members required to pass a resolution to amend the Memorandum or Articles; or

(iii)	in circumstances where the Memorandum or Articles may only be amended by the voting members.

12.	INTERPRETATION

In the Memorandum and Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Act”	means the BVI Business Companies Act (as revised) as amended;

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any);

“Articles”	means the Company’s articles of association as attached to this Memorandum, as amended and/or restated from time to time;

“board”	means the board of directors of the Company from time to time;

“Designated Stock Exchange”	means any national securities exchange in the United States of America on which Public Shares of the Company may be listed for trading, including the NASDAQ Stock Market LLC, the NYSE MKT LLC or The New York Stock Exchange LLC;

“Distribution”	in relation to a distribution by the Company to a Shareholder means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder, or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by a Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend;

“electronic facilities”	includes without limitation, website addresses and conference call systems, virtual conferencing and any device, system, procedure, method or any other facility whatsoever providing an electronic means of attendance at or participation in (or both) at a meeting of the members or directors;

“Memorandum”	means this, the Company’s memorandum of association, as amended and/or restated from time to time;

“Register of Directors”	means the register of directors of the Company required to be kept pursuant to the Act;

“Register of Members”	means the register of members of the Company required to be kept pursuant to the Act;

“Registered Agent”	means the Company’s registered agent, from time to time;

“Registrar”	means the Registrar of Corporate Affairs appointed under section 229 of the Act;

“Relevant System”	means a system utilised for the purposes of holding and transferring shares of the Company;

“Resolution of Directors”	means a resolution of the directors passed either at a meeting of directors, or by way of a written resolution, in either case in accordance with the provisions of the Articles;

“Resolution of Members”	means a resolution of the members passed either at a meeting of members, or by way of a written resolution, in either case in accordance with the provisions of the Articles;

“shares”	means collectively the Ordinary Shares and the Preferred Shares;

“Securities”	means shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations.

12.1.	In the Memorandum and Articles:

(1)	reference to a provision of law is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation;

(2)	the headings are for convenience only and shall not affect the construction of the Memorandum or Articles;

(3)	words and expressions defined in the Act shall have the same meaning and, unless otherwise required by the context, the singular shall include the plural and vice versa, the masculine shall include the feminine and the neuter and references to persons shall include corporations and all entities capable of having a legal existence;

(4)	reference to a thing being “written” or “in writing” includes all forms of writing, including all electronic records which satisfy the requirements of the Electronic Transactions Act, 2001;

(5)	reference to a thing being “signed” or to a person’s “signature” shall include reference to an electronic signature which satisfies the requirements of the Electronic Transactions Act, 2001, and reference to the Company’s “seal” shall include reference to an electronic seal which satisfies the Electronic Transactions Act, 2001.

NAME, ADDRESS AND DESCRIPTION OF INCORPORATOR

We, FH Corporate Services Ltd, of Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, registered agent of the Company, hereby sign this Memorandum of Association for the purposes of incorporating a company limited by shares under the BVI Business Companies Act, 2004.

FH Corporate Services Ltd

Clarence Thomas Building

P.O. Box 4649, Road Town, Tortola

British Virgin Islands

Incorporator

José Santos
For and on behalf of
FH Corporate Services Ltd

30 August 2024

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

(the “Act”)

ARTICLES OF ASSOCIATION

OF

Xtribe Holding (BVI) Ltd

(the “Company”)

1.	SHARE CERTIFICATES

1.1.	Form of Share Certificate

Each share certificate issued by the Company shall be signed by a director of the Company or under the common seal of the Company (which the Registered Agent is authorised to affix to such certificate) with or without the signature of a director or officer of the Company or by such other person who has been duly authorised by a Resolution of Directors.

1.2.	Member Entitled to Certificate

The directors shall determine whether and in what circumstances share certificates and certificates in respect of any other security issued by the Company shall be issued. Each member is entitled, without charge, to one share certificate representing the shares of each class or series of shares registered in the member’s name, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate to one of several joint members or to one of the members’ duly authorised agents will be sufficient delivery to all.

1.3.	Replacement of Worn Out or Defaced Certificate

If the directors are satisfied that a share certificate is worn out or defaced, they shall, on production to them of the share certificate and on such other terms, if any, as they think fit:

(1)	order the share certificate to be cancelled; and

(2)	issue a replacement share certificate.

1.4.	Replacement of Lost, Stolen or Destroyed Certificate

If the directors receive proof satisfactory to them that a share certificate is lost, stolen or destroyed, a replacement share certificate shall be issued to the person entitled to that share certificate upon request and the receipt by the directors of such indemnity as they may reasonably require.

1.5.	Recognition of Trusts

Except as required by law, and notwithstanding that a share certificate may refer to a member holding shares “as trustee” or similar expression, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except as required by law or these Articles) any other rights in respect of any share except an absolute right to the entirety thereof in the member.

2.	ISSUE OF SHARES

2.1.	Directors Authorised

Subject to the Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and any issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

2.2.	Non Cash Consideration

The consideration for the issue of shares of the Company may take any form acceptable to the directors, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services. Before issuing shares for a consideration other than money, the directors shall pass a Resolution of Directors stating:

(1)	the amount to be credited for the issue of the shares;

(2)	that, in their opinion, the present cash value of the non-money consideration and the money consideration, if any for the issue is not less than the amount to be credited for the issue of shares.

2.3.	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

2.4.	Share Purchase Warrants and Rights

Subject to the Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

3.	REGISTER OF MEMBERS

The Directors shall keep, or cause to be kept, the original Register of Members at such place as the Directors may from time to time determine and, in the absence of any such determination, the original Register of Members shall be kept either at the office of the Registered Agent or the office of the Company’s transfer agent. The entry in the Register of Members of a person as the holder of shares shall be prima facie evidence of the title of the member to those shares.

4.	SHARE TRANSFERS

4.1.	Registering Transfers

Subject to the Memorandum and these Articles shares in the Company shall be transferred by a written instrument of transfer sent to the Company, signed by the transferor and containing the name and address of the transferee. The instrument of transfer shall also be signed by the transferee if registration as a holder of the shares imposes a liability to the Company on the transferee. The transfer of a registered share is effective when the name of the transferee is entered in the Register of Members. Notwithstanding any other provisions of the Memorandum and Articles, shares in the Company may be transferred by means of a Relevant System and the operator of the Relevant System (and any other person necessary to ensure the Relevant System is effective to transfer shares) shall act as agent of the members for the purposes of the transfer of any shares transferred by means of the Relevant System.

4.2.	Refusal to Recognise a Transfer

Subject to the Memorandum, these Articles and the Act, the Company shall, on receipt of an instrument of transfer, enter the name of the transferee of the share in the Register of Members unless the directors resolve to refuse or delay the registration of the transfer in which case the directors’ reasons to refuse or delay registration shall be specified by resolution. Where the directors pass such a resolution, the Company shall send to the transferor and the transferee a notice of the refusal or delay.

5.	TRANSMISSION OF SHARES

5.1.	Executors, Administrators, Guardians and Trustees

Subject to the Act, the executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognised by the Company as having any title to his share but they shall not be entitled to exercise any rights as a member of the Company until the Company has received the notice required hereunder.

5.2.	Evidence of Entitlement

The production to the Company of any document which is evidence of a grant of probate of the will, or grant of letters of administration of the estate, or confirmation of the appointment of an executor (or analogous position in the relevant jurisdiction) of a deceased member, or of the appointment of a guardian (or analogous position in the relevant jurisdiction) of an incompetent member, or the appointment of a trustee (or analogous position in the relevant jurisdiction) of a bankrupt member, or any other reasonable evidence of the applicant’s legal and/or beneficial ownership of shares, shall be accepted by the Company even if the deceased, incompetent or bankrupt member is domiciled outside the British Virgin Islands if the document is issued by a foreign court which had competent jurisdiction in the matter. For the purposes of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

5.3.	Sole Member

Subject to the Act in the event of the death, incompetence or bankruptcy of any member or members of the Company as a consequence of which the Company no longer has any directors or members, then upon production of the documentation required in these Articles for transmission of shares and such other documentation which is reasonable evidence of the applicant being entitled to:

(1)	a grant of probate of the deceased’s will, or grant of letters of administration of the deceased’s estate, or confirmation of the appointment as executor or administrator (as the case may be, or analogous position in the relevant jurisdiction), of a deceased member’s estate;

(2)	the appointment of a guardian (or analogous position in the relevant jurisdiction) of an incompetent member;

(3)	the appointment as trustee (or analogous position in the relevant jurisdiction) of a bankrupt member; or

(4)	upon production of any other reasonable evidence of the applicant’s beneficial ownership of, or entitlement to the shares,

to the Registered Agent together with (if requested by the Registered Agent) a notarised copy of the share certificate(s) of the deceased, incompetent or bankrupt member, an indemnity in favour of the Registered Agent and/or appropriate legal advice in respect of any document issued by a foreign court, then the administrator, executor, guardian or trustee in bankruptcy (as the case may be) notwithstanding that their name has not been entered into the Register of Members, may upon receipt of a written resolution of the applicant, endorsed with written approval of the Registered Agent, be appointed as a director and/or entered in the Register of Members as the legal and/or beneficial owner of the shares.

5.4.	Application Deemed to be Transfer

Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

5.5.	Alternate Holder

Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

5.6.	Competence

What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

6.	ACQUISITION OF OWN SHARES

6.1.	The directors may, on behalf of the Company, subject to the written consent of all the members whose shares are to be purchased, redeemed or otherwise acquired, purchase, redeem or otherwise acquire any of the Company’s own shares for such consideration as the directors consider fit, and either cancel or hold such shares as treasury shares. Shares may be purchased or otherwise acquired in exchange for newly issued shares in the Company.

6.2.	The Company may acquire its own fully paid share or shares for no consideration by way of surrender of the share or shares to the Company by the Shareholder holding the share or shares. Any surrender of a share or shares under this Article shall be in writing and signed by the Shareholder.

6.3.	Sections 60 and 61 of the Act shall not apply to the Company.

7.	TREASURY SHARES

7.1.	Shares may only be held as treasury shares by the Company to the extent that the number of treasury shares does not exceed 50% of the shares of that class previously issued by the Company, excluding shares that have been cancelled.

7.2.	The directors may dispose of any shares held as treasury shares on such terms and conditions as they may from time to time determine.

7.3.	Where and for so long as shares are held by the Company as treasury shares, all rights and obligations attaching to such shares are suspended and shall not be exercised by or against the Company.

8.	FORFEITURE OF SHARES

The Company may, at any time after the due date for payment, serve on a member who has not paid in full for shares registered in the name of that member, a written notice of call (“Notice of Call”) specifying a date for payment to be made. The Notice of Call shall name a further date not earlier than the expiration of 14 days from the date of service of the Notice of Call on or before which the payment required by the Notice of Call is to be made and shall contain a statement that in the event of non-payment at or before the time named in the Notice of Call the shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

Where a written Notice of Call has been issued and the requirements of the Notice of Call have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the shares to which the Notice of Call relates. The Company is under no obligation to refund any monies to the member whose shares have been cancelled pursuant to this Article and that member shall be discharged from any further obligation to the Company.

9.	MEETINGS OF MEMBERS

9.1.	Calling of Meetings of Members

The directors may call a meeting of members at such times and in such manner and location as the directors consider necessary or desirable and they shall call such a meeting upon the written request of members entitled to exercise at least thirty (30) percent of the voting rights in respect of the matter for which the meeting is requested.

9.2.	Notice for Meetings

The Company shall provide a minimum of seven (7) days notice specifying at least the date, time, location and general nature of the business of any meeting of members to each member entitled to attend the meeting and to each director of the Company.

9.3.	Record Date for Notice

The record date for the purpose of determining members entitled to notice of any meeting of members shall be 5 p.m. on the day on which the notice is sent or, if no notice is sent, the beginning of the meeting.

9.4.	Record Date for Voting

The directors may set a date as the record date for the purpose of determining members entitled to vote at any meeting of members. The record date must not precede the date on which the meeting is to be held by more than one month. If no record date is set, the record date is 5 p.m. on the date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

9.5.	Waiver of Notice

Notwithstanding Article 9.2, a meeting of members held in contravention of the requirement to give notice is valid if members holding a ninety (90) percent majority of:

(1)	the total voting rights on all the matters to be considered at the meeting; or

(2)	the votes of each class or series of shares where members are entitled to vote thereon as a class or series,

have waived notice of the meeting and, for this purpose, the presence of a member at the meeting shall be deemed to constitute waiver on his part (unless such member objects in writing before or at the meeting).

9.6.	Failure to Give Notice

The inadvertent failure to give notice of a meeting to a member or the fact that a member has not received a notice that has been properly given, shall not invalidate the meeting.

10.	PROCEEDINGS AT MEETINGS OF MEMBERS

10.1.	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of members unless a quorum of members entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

10.2.	Quorum

The quorum for the transaction of business at a meeting of members shall consist of the holder or holders present in person or by proxy entitled to exercise at least fifty (50) percent of the voting rights of shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon. A member shall be deemed to be present at a meeting of members if:

(1)	he or his proxy participates by telephone or other electronic means; and

(2)	all members and proxies participating in the meeting are able to hear each other.

10.3.	Lack of Quorum

If, within half an hour from the time set for the holding of a meeting of members, a quorum is not present, the meeting shall be dissolved.

10.4.	Other Persons May Attend

The directors, the president (if any), the secretary (if any), any lawyer for the Company, and any other persons invited by the directors are entitled to attend any meeting of members, but if any of those persons does attend a meeting of members, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a member or proxy holder entitled to vote at the meeting.

10.5.	Chairman

The following individual is entitled to preside as chairman at a meeting of members (the “Chairman”):

(1)	the chair of the board, if any; or

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

10.6.	Selection of Alternate Chairman

If, at any meeting of members, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as Chairman, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present may choose one of their number to be Chairman or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the members entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

10.7.	Adjournments

The Chairman may, and if so directed by the meeting by Resolution of Members shall, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

10.8.	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of members except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

10.9.	Decisions by Show of Hands or Poll

Subject to the Act, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(1)	by the Chairman; or

(2)	by any member or members present in person or by proxy and holding in aggregate not less than one tenth of the total voting shares issued and entitled to vote on the resolution.

10.10.	Declaration of Result

Unless a poll is demanded, a declaration by the Chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect made in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

10.11.	Casting Vote

In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place, or at which a poll is demanded, shall not be entitled to a second or casting vote.

10.12.	Manner of Taking Poll

If a poll is duly demanded at a meeting of members:

(1)	the poll must be taken, subject to Article 10.13, in the manner, at the time and at the place that the Chairman directs;

(2)	the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.

10.13.	Demand for Poll on Adjournment

A poll demanded at a meeting of members on a question of adjournment must be taken immediately at the meeting.

10.14.	Chairman Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the Chairman must determine the dispute, and his or her determination made in good faith is final and conclusive.

10.15.	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of members does not, unless the Chairman so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

10.16.	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of members, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any member or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

11.	VOTES OF MEMBERS

11.1.	Number of Votes by Member or by Shares

Subject to any special rights or restrictions attached to any shares, on a show of hands every member present in person and every person representing a member by proxy shall, at a member’s meeting, each have one vote and on a poll every member and every person representing a member by proxy shall have one vote for each share of which he or the person represented by proxy is the holder.

11.2.	Votes by Joint Holders

Where shares are registered in the names of joint owners:

(1)	each registered owner may be present in person or by a proxy at a meeting of members and may speak as a member;

(2)	if only one of them is present in person or by proxy, he may vote on behalf of all of them; and

(3)	if two or more are present in person or by proxy, they must vote as one. If more than one joint owner votes in person or by proxy at any meeting of members of by written resolution, the vote of the joint owner whose name appears first among such voting joint holders on the Register of Members shall alone be counted.

11.3.	Representative of a Corporate Member

Any corporation or other form of corporate legal entity which is a member may appoint a person to act as its representative at any meeting of members of the Company, and:

(1)	for that purpose, the instrument appointing a representative must:

(a)	be received at the registered office of the Company or at any other place specified in the notice calling the meeting, for the receipt of proxies, within the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	be provided, at the meeting, to the Chairman or to a person designated by the Chairman;

(2)	if a representative is appointed under this Article 11.3:

(a)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a member who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a member present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

11.4.	Votes of Persons in Representative Capacity

A person who is not a member may vote at a meeting of members, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the Chairman, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a member who is entitled to vote at the meeting. Two or more legal personal representatives of a member in whose sole name any share is registered are, for the purposes of Article 11.2, deemed to be joint members.

11.5.	Appointment of Proxy Holders

Every member of the Company, including a corporation that is a member entitled to vote at a meeting of members of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

11.6.	Deposit of Proxy

A proxy for a meeting of members must:

(1)	be received at the registered office of the Company or at any other place specified in the notice calling the meeting, for the receipt of proxies, within the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)	unless the notice provides otherwise, be provided, at the meeting, to the Chairman or to a person designated by the Chairman of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

11.7.	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the member giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)	by the Chairman, before the vote is taken.

11.8.	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the Chairman:

INSERT NAME OF COMPANY

(the “Company”)

The undersigned, being a member of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of members of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the member):

Signed [month, day, year]

[Signature of member]

[Name of member—printed]

11.9.	Revocation of Proxy

Subject to Article 11.10, every proxy may be revoked by an instrument in writing that is:

(1)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)	provided, at the meeting, to the Chairman.

11.10.	Revocation of Proxy Must Be Signed

An instrument referred to in Article 11.9 must be signed as follows:

(1)	if the member for whom the proxy holder is appointed is an individual, the instrument must be signed by the member or his or her legal personal representative or trustee in bankruptcy; or

(2)	if the member for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 11.3.

11.11.	Production of Evidence of Authority to Vote

The Chairman may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

11.12.	Written Resolution

An action that may be taken by the members at a meeting may also be taken by a Resolution of Members consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication, without the need for any notice, by the holders of in excess of 50 per cent of the votes entitled to vote, but if any such resolution is adopted otherwise than by the unanimous written consent of all members, a copy of such Resolution of Members shall as soon as reasonably practicable be sent to all members not consenting to such Resolution of Members. The consent may be in the form of counterparts in like form each counterpart being signed by one or more members.

11.13.	Participation at Meetings of Members through Electronic Facilities

The directors may by Resolution of Directors authorise members, their proxies or representatives and any other persons entitled to attend and participate at a meeting of members to do so by simultaneous attendance and participation by means of virtual conferencing or other electronic facilities. The directors may determine the means or different means of attendance and participation at the meeting of members. The members present in person, by proxy or representative by way of virtual conferencing or other electronic facilities (as selected by the directors) shall be counted in the quorum for, and be entitled to participate in the relevant meeting of members. The meeting of members shall be properly constituted and its proceedings valid if the Chairman (as defined below) is satisfied that adequate facilities are available during the meeting of members to ensure that members attending the meeting by all means are able to:

(1)	participate in the business for which the meeting of members was convened;

(2)	hear all persons who speak at the meeting of members; and

(3)	be heard by all other persons attending and participating in the meeting.

The directors may by Resolution of Directors authorise members, their proxies or representatives and any other persons entitled to attend and participate at a meeting of members to do so by simultaneous attendance and participation at a satellite meeting place or places anywhere in the world. The members present in person, by proxy or representative at satellite meeting places shall be counted in the quorum for and entitled to participate in the relevant meeting of members. The meeting of members shall be properly constituted and its proceedings valid if the Chairman (as defined below) is satisfied that adequate facilities are available during the meeting of members to ensure that members attending at the principal and satellite meeting places by all means are able to:

(1)	participate in the business for which the meeting of members was convened;

(2)	hear all persons who speak (whether by the use of microphone, loudspeakers, audio visual communications equipment or virtual conferencing of other means) at the principal meeting place and any satellite meeting place; and

(3)	be heard by all other persons attending and participating in the meeting of members at the principal meeting place and any satellite meeting place.

The meeting shall be deemed to take place at the place where the Chairman is present (the principal meeting place) and the powers of the Chairman shall apply equally to each satellite meeting place.

12.	APPOINTMENT AND REMOVAL OF DIRECTORS

12.1.	First Directors

The first directors shall be appointed by the Registered Agent. If, before the Company has any members, a sole director, or all the directors appointed by the Registered Agent die, or cease to exist (as the case may be), the Registered Agent may appoint one or more persons as directors of the Company.

12.2.	Subsequent Directors

Subject to Article 12.1, directors of the Company may be appointed and removed by Resolution of Members or Resolution of Directors on such terms as the members or directors may determine. Sections 114(2) and 114(3) of the Act shall not apply to the Company.

12.3.	Retirement of Directors by Rotation

At every annual general meeting of the Company each director shall retire from office who is require to do so in accordance with any corporate governance policy adopted from time to time by the board and may offer himself for re-appointment by the members.

A director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be re-appointed. If he is not re-appointed or deemed to have been re-appointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

If:

(a)	at the annual general meeting in any year any resolution or resolutions for the appointment or re-appointment of the persons eligible for appointment or re-appointment as directors are put to the meeting and lost; and

(b)	at the end of that meeting the number of Directors is fewer than any minimum number of directors required under these Articles of the rules of a Designated Stock Exchange;

all retiring directors who stood for re-appointment at that meeting (“Retiring Directors”) shall be deemed to have been re-appointed as directors and shall remain in office but the Retiring Directors may only act for the purpose of convening general meetings of the Company and perform such duties as are essential to maintain the Company as a going concern, and not for any other purpose.

The Retiring Directors shall convene a general meeting as soon as reasonably practicable following the previous meeting and they shall retire from office at that meeting. If at the end of any meeting convened under this Article the number of directors is fewer than any minimum number of directors required under these Articles, the provisions of this Article shall also apply to that meeting.

12.4.	Term of Directorship

Each director continues to hold office until:

(1)	his/ her retirement;

(2)	his/ her death;

(3)	his/ her resignation;

(4)	his/ her disqualification to act as a director under section 111 of the Act; or

(5)	the effective date of his/ her removal by Resolution of Directors or Resolution of Members.

12.5.	Qualification of Directors

The following are disqualified for appointment as a director:

(1)	an individual who is under 18 years of age;

(2)	a person who is a disqualified person within the meaning of section 260(4) of the Insolvency Act, 2003;

(3)	a person who is a restricted person within the meaning of section 409 of the Insolvency Act, 2003.

A director shall not require a share qualification, but nevertheless shall be entitled to attend and speak at any meeting of the directors and meeting of the members and at any separate meeting of the holders of any class of shares in the Company.

12.6.	Consent to be a Director

A person shall not be appointed as a director or alternate director or nominated as a reserve director unless he has consented in writing to be a director or alternate director or to be nominated as a reserve director.

12.7.	Remuneration of Directors

The remuneration of directors (whether by way of salary, commission, participation in profits or otherwise) in respect of services rendered or to be rendered in any capacity to the Company (including to any company in which the Company may be interested) shall be fixed by Resolution of Directors or Resolution of Members. The directors may also be paid such travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors, or any committee of the directors, or meetings of the members, or in connection with the business of the Company as shall be approved by Resolution of Directors or Resolution of Members.

13.	ALTERNATE AND RESERVE DIRECTORS

13.1.	Appointment of Alternate Director

Any director (an “appointer”) may appoint any person who is not disqualified to act as a director to be his or her alternate to exercise the appointer’s powers and to carry out the appointer’s responsibilities, in relation to the taking of decisions by the directors in the absence of the appointer. The appointment and the termination of the appointment of an alternate director shall be in writing and written notice of the appointment or termination shall be given by the appointer to the Company as soon as reasonably practicable. The termination of the appointment of an alternate director does not take effect until written notice of the termination has been given to the Company.

13.2.	Rights and Powers of Alternate Director

An alternate director has the same rights as the appointer in relation to any directors’ meeting and any written resolution circulated for written consent. An alternate director has no power to appoint an alternate, whether of the appointer or of the alternate director and does not act as an agent of or for the appointer.

13.3.	Termination of Appointment of Alternate Director

An appointer may at any time, terminate the appointment of an alternate director appointed by him.

The appointment of an alternate director ceases when:

(1)	his or her appointer ceases to be a director and is not promptly re-elected or re-appointed;

(2)	the alternate director dies;

(3)	the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)	the alternate director ceases to be qualified to act as a director pursuant to the Act; or

(5)	his or her appointer revokes the appointment of the alternate director.

13.4.	Appointment of Reserve Director

Where the Company only has one member who is an individual and that member is also the sole director of the Company, that sole member/director may, by instrument in writing, nominate a person who is not disqualified from being a director of the Company under section 111(1) of the Act as a reserve director of the Company to act in the place of the sole director in the event of his death. The nomination of a person as a reserve director of the Company ceases to have effect if:

(1)	before the death of the sole member/director who nominated him:

(a)	he resigns as a reserve director, or

(b)	the sole member/director revokes the nomination in writing; or

(2)	the sole member/director who nominated him ceases to be the sole member/director of the Company for any reason other than his death.

14.	POWERS AND DUTIES OF DIRECTORS

14.1.	Powers of Management

The business of the Company shall be managed by, or be under the direction or supervision of, the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company necessary for managing and for directing and supervising the business and affairs of the Company as are not by the Act or by the Memorandum and Articles required to be exercised by the members, subject to any delegation of such powers as may be authorised by the Memorandum and Articles and permitted by the Act and to such requirements as may be prescribed by Resolution of Members.

14.2.	Remaining director’s power to act

If the number of directors shall have been fixed at two or more persons and by reason of vacancies having occurred in the board there shall be only one continuing director, he shall be authorised to act alone only for the purpose of appointing another director.

14.3.	Delegation to committees, directors and officers

The board of directors may entrust to and confer upon any director or officer any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to the provisions of Section 110 of the Act, the directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall in the exercise of powers so delegated conform to any regulations that may be imposed on it by the directors or the provisions of the Act.

14.4.	Limits on powers of delegation to committees

The directors have no power to delegate the following powers to a committee of directors:

(1)	to amend the Memorandum or Articles;

(2)	to designate committees of directors;

(3)	to delegate powers to committees of directors;

(4)	to appoint or remove directors;

(5)	to appoint or remove an agent;

(6)	to approve a plan or merger, consolidation or arrangement;

(7)	to make a declaration of solvency for the purposes of section 198(1) of the Act or approve a liquidation plan; or

(8)	to make a determination under section 57(1) of the Act that the Company will, immediately after a proposed distribution, satisfy the solvency test.

14.5.	Agents

The directors may appoint any person, including a person who is a director, to be an agent of the Company. Subject to Article 14.6, an agent of the Company has such powers and authority of the directors, including the power and authority to affix the common seal of the Company, as are set out in the Resolution of Directors appointing the agent. The directors may at any time remove an agent and may revoke or vary a power conferred on him.

14.6.	Limits on powers of delegation to agents

The directors have no power to delegate the following powers to an agent of the Company:

(1)	to amend the Memorandum or Articles;

(2)	to change the registered office or Registered Agent;

(3)	to designate committees of directors;

(4)	to delegate powers to committees of directors;

(5)	to appoint or remove directors;

(6)	to appoint or remove an agent;

(7)	to fix emoluments of directors;

(8)	to approve a plan or merger, consolidation or arrangement;

(9)	to make a declaration of solvency for the purposes of section 198(1) of the Act or approve a liquidation plan; or

(10)	to make a determination under section 57(1) of the Act that the Company will, immediately after a proposed distribution, satisfy the solvency test; or

(11)	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

14.7.	Appointment of Attorney of Company

The directors may from time to time, by power of attorney appoint any person, company, firm or body of persons to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles or the Act) and for such period, and with such remuneration and subject to such conditions as the directors think fit.

14.8.	Execution of Documents

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be, in such manner as the directors shall from time to time by Resolution of Directors determine.

14.9.	Disposition of Assets

For the purposes of section 175 of the Act (Disposition of assets), the directors may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

14.10.	Duty to act in the best interests of the Company

A director, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interest of the Company.

14.11.	Duty to act in the best interests of the Company’s parent

Notwithstanding the foregoing Article, if the Company is a wholly-owned subsidiary, a director may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the Company’s parent (as defined in the Act) even though it may not be in the best interests of the Company.

14.12.	Duty to exercise powers for a proper purpose

A director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the Company acting, in a manner that contravenes the Act or the Memorandum or Articles.

14.13.	Standard of Care

A director, when exercising powers or performing duties as a director, shall exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation:

(1)	the nature of the Company;

(2)	the nature of the decision; and

(3)	the position of the director and the nature of the responsibilities undertaken by him.

14.14.	Reliance

A director, when exercising his powers or performing his duties as a director, is entitled to rely upon the Register of Members and upon books, records, financial statements and other information prepared or supplied, and on professional or expert advice given, by:

(1)	an employee of the Company whom the director believes on reasonable grounds to be reliable and competent in relation to the matters concerned;

(2)	a professional adviser or expert in relation to matters which the director believes on reasonable grounds to be within the person’s professional or expert competence; and

(3)	any other director, or committee of directors upon which the director did not serve, in relation to matters within the director’s or committee’s designated authority,

provided that the director (a) acts in good faith; (b) makes proper inquiry where the need for the inquiry is indicated by the circumstances; and (c) has no knowledge that his reliance on the Register of Members or the books, records, financial statements and other information or expert advice is not warranted.

15.	DISCLOSURE OF INTEREST OF DIRECTORS

15.1.	Self Interested Transactions

No director shall be disqualified from his office for contracting with the Company either as a vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director shall be in any way interested be voided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement, by reason of such director holding that office or by reason of the fiduciary relationship thereby established, provided the procedure in Article 15.2 below is followed.

15.2.	Disclosure of Self Interest

A director of the Company shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose such interest to the board of directors. Any such disclosure shall not be effective unless brought to the attention of every director on the board.

15.3.	Exemption for Ordinary Course of Business

A director of the Company is not required to comply with Article 15.2 above if:

(a)	the transaction or proposed transaction is between the director and the Company; and

(b)	the transaction or proposed transaction is in the ordinary course of the Company’s business and on usual terms and conditions.

15.4.	Nature of Disclosure

For the purposes of Article 15.2 above, a disclosure to the board to the effect that a director is a member, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction.

15.5.	Failure to Disclose does not Invalidate Transaction

Subject to Section 125(1) of the Act, the failure by a director to comply with Article 15.2 does not affect the validity of a transaction entered into by the director or the Company.

15.6.	Interested Director Counted in Quorum

A director who is interested in a transaction entered into or to be entered into by the Company may:

(1)	vote on a matter relating to the transaction;

(2)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(3)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

15.7.	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in conjunction with his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

15.8.	Professional Services by Director or Officer

Subject to the Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

15.9.	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise be interested in, any person in which the Company may be interested as a member or otherwise, and, subject to the Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his or her interest in, such other person.

16.	PROCEEDINGS OF DIRECTORS

16.1.	Meetings of Directors

The directors may meet together (either within or outside the British Virgin Islands) for the conduct of business, adjourn and otherwise regulate their meetings as they think fit.

16.2.	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

16.3.	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)	the chair of the board, if any;

(2)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)	any other director chosen by the directors if:

(a)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

16.4.	Meetings by Telephone or Other Communications Medium

A director shall be deemed to be present at a meeting of directors if:

(1)	he participates by telephone, virtual conferencing or other electronic facilities; and

(2)	all directors participating in the meeting are able to hear each other.

16.5.	Calling of Meetings

A director may, and the secretary of the Company, if any, on the request of a director shall, call a meeting of the directors at any time.

16.6.	Notice of Meetings

A minimum of three (3) days’ notice of each meeting of the directors shall be given to each of the directors and the alternate directors by any method set out in Article 21.1 or orally or by telephone. Such notice shall specify the place, date, time and general nature of the business of the meeting.

16.7.	Waiver of Notice of Meetings

Notwithstanding Article 16.6, a meeting of directors held in contravention of Article 16.6 is valid if a majority of directors entitled to vote at the meeting have waived the notice of the meeting and, for this purpose, the presence of a director at the meeting shall be deemed to constitute waiver on his part.

16.8.	Meeting Valid Despite Failure to Give Notice

The inadvertent failure to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

16.9.	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors unless the total number of directors of the Company is one, in which case the quorum shall be one.

16.10.	Consent Resolutions in Writing

Any action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a committee of directors consented to in writing or by telex, telegram, cable, facsimile or other electronic communication by all of the directors or by all of the members of the committee, as the case maybe, without the need for notice. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart.

17.	OFFICERS

17.1.	Directors May Appoint Officers

The directors may, by Resolution of Directors, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

17.2.	Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)	determine the functions and duties of the officer;

(2)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

17.3.	Qualifications

One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

17.4.	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit. The officers shall remain in office until removed from office by the directors, whether or not a successor is appointed.

17.5.	Corporate Officer

Any officer (including any director) who is a body corporate may appoint any person as its duly authorised representative for the purpose of representing it and of transacting any of the business of the officers.

18.	INDEMNIFICATION

Subject to the provisions of the Act, the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(1)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company;

(2)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise,

provided that the person acted honestly and in good faith and in what he believed to be in the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

19.	DISTRIBUTIONS

19.1.	Distributions Subject to Special Rights

The provisions of this Article 19 are subject to the rights, if any, of members holding shares with special rights as to distributions.

19.2.	Declaration of Distributions

Subject to the Act, the directors may, by Resolution of Directors, authorise a distribution by the Company to members at such times and of such an amounts, as they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution the value of the Company’s assets will exceed the Company’s liabilities, and the Company is able to pay its debts as they fall due.

19.3.	Notice of Distribution

Notice of any distribution that may have been declared shall be given to each member pursuant to Article 21 and all distributions unclaimed for three years after having been declared may be forfeited by the directors for the benefit of the Company.

19.4.	Record Date

The directors may set a date as the record date for the purpose of determining those members entitled to receive payment of a distribution. The record date must not precede the date on which the distribution is to be paid by more than one month. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the distribution.

19.5.	Manner of Paying Distribution

A resolution declaring a distribution may direct payment of the distribution wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

19.6.	Setting Aside Profits

The directors may, before recommending any distribution, set aside out of the profits of the company such sums as they think proper as a reserve or reserves which shall, at their discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit.

19.7.	When Distribution Payable

Any distribution may be made payable on such date as is fixed by the directors.

19.8.	Distribution to be Paid in Accordance with Number of Shares

All distributions of shares of any class or series of shares must be declared and paid according to the number of such shares held.

19.9.	Receipt by Joint Members

If several persons are joint members of any share, any one of them may give an effective receipt for any distribution, bonus or other money payable in respect of the share.

19.10.	Distribution Bears No Interest

No distribution bears interest against the Company.

19.11.	Fractional Distribution

If a distribution to which a member is entitled includes a fraction of the smallest monetary unit of the currency of the distribution, that fraction may be disregarded in making payment of the distribution and that payment represents full payment of the distribution.

19.12.	Payment of Distribution

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the member, or in the case of joint members, to the address of the joint member who is first named on the Register of Members, or to the person and to the address the member or joint members may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque, discharge all liability for the distribution unless such cheque is not paid on presentation.

20.	DOCUMENTS, RECORDS AND REPORTS

20.1.	Company Records and Underlying Documentation

The Company shall keep (at the office of the Registered Agent or at such other places within or outside of the British Virgin Islands as the directors may determine) records and underlying documentation that:

(1)	are sufficient to show and explain the Company’s transactions; and

(2)	will at any time, enable the financial position of the Company to be determined with reasonable accuracy.

Such records and underlying documentation must be retained for a period of at least five years from the date:

(1)	of completion of the transaction to which the records and underlying documentation relate, or

(2)	that the Company terminates the business relationship to which the records and underlying documentation relate.

20.2.	Resolutions of Members and Directors

The Company shall keep (at the office of the Registered Agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine) the following records:

(1)	minutes of meetings and resolutions of members and of classes of members; and

(2)	minutes of meetings and resolutions of directors and committees of directors.

20.3.	Location of Company Records

Where the resolutions referred to in Article 20.2 and the records and underlying documentation referred to in Article 20.1 are kept at a place other than the office of the Registered Agent, the Company must provide the Registered Agent with a written record of the physical address of the place or places at which such resolutions, records and underlying documentation are kept and a written record of the name of the person who maintains and controls the Company’s records and underlying documentation and, where such place and/or the name of such person is changed, the Company shall provide the Registered Agent with the physical address of the new location of the resolutions, records and underlying documentation and/or the name of the new person who maintains and controls the Company’s records and underlying documentation within fourteen days of the change of location.

20.4.	Register of Directors

The Company shall keep a register to be known as a Register of Directors containing the particulars stated in section 118A of the Act, and such other information as may be prescribed by law.

20.5.	Register of Members

The Company shall maintain an accurate and complete Register of Members showing the full names and addresses of all persons holding registered shares in the Company, the number of each class and series of registered shares held by such person, the date on which the name of each member was entered in the Register of Members and where applicable, the date such person ceased to hold any registered shares in the Company.

20.6.	Documents to be Kept at Registered Office

The Company shall keep the following documents at the office of the Registered Agent:

(1)	the Memorandum and Articles of the Company;

(2)	the Register of Members maintained in accordance with Article 20.5 or a copy of the Register of Members;

(3)	the Register of Directors maintained in accordance with Article 20.4 or a copy of the Register of Directors;

(4)	copies of all notices and other documents filed by the Company in the previous ten years;

(5)	a copy of the register of charges kept by the Company pursuant to Section 162(1) of the Act; and

(6)	an imprint of the common seal.

20.7.	Copies of Registers

(a)	Where the Company keeps a copy of the Register of Members or the Register of Directors at a place other than the office of the Registered Agent, it shall:

(i)	within fifteen (15) days of any change in the Register of Members or Register of Directors, notify the Registered Agent, in writing, of the change; and

(ii)	provide the Registered Agent with a written record of the physical address of the place or places at which the original Register of Members or the original Register of Directors is kept.

(b)	Where the place at which the original Register of Members or the original Register of Directors is kept is changed, the Company shall provide the Registered Agent with the physical address of the new location of the records within fourteen (14) days of the change of location.

(c)	Where a change occurs in the relevant charges or in the details of the charges required to be recorded in the Company’s register of charges which is kept at the office of the Registered Agent, the Company shall within fourteen (14) days of the change occurring, transmit details of the change to the Registered Agent.

20.8.	Inspection of Records by Directors

The records, documents and registers required by this Article 20 to be kept by the Company shall be open to the inspection of the directors at all times.

20.9.	Inspection of Records by Members

The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions the records, documents and registers of the Company or any of them shall be open to the inspection of members not being directors, and no member (not being a director) shall have any right to inspect any records, documents or registers of the Company except as conferred by the Act or authorised by a Resolution of Directors.

21.	NOTICES

21.1.	Method of Giving Notice

Unless the Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

(a)	for a record mailed to a member, the member’s address as shown in the Register of Members;

(b)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the mailing address of the intended recipient.

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a)	for a record delivered to a member, the member’s address as shown in the Register of Members;

(b)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the delivery address of the intended recipient.

(3)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)	through a Relevant System, where the notice or document relates to uncertificated shares;

(6)	where appropriate, by making it available on a website and notifying the member of its availability in accordance with this Article;

(7)	by any other means authorised in writing by the member.

21.2.	Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 21.1 is deemed to be received by the person to whom it was mailed on the seventh day, Saturdays, Sundays and holidays excepted, following the date of mailing.

21.3.	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 21.1, prepaid and mailed or otherwise sent as permitted by Article 21.1 is conclusive evidence of that fact.

21.4.	Notice to Joint Members

A notice, statement, report or other record may be provided by the Company to the joint members of a share by providing the notice to the joint member first named in the Register of Members in respect of the share.

22.	SEAL

The common seal when affixed to any instrument, shall be witnessed by a director or officer of the Company or any other person so authorised from time to time by the directors. The directors may provide for a facsimile of the common seal and approve the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the seal has been affixed to such instrument and the same had been signed as hereinbefore described.

23.	AUDIT

23.1.	Audit

The directors may by Resolution of Directors call for the accounts of the Company to be examined by an auditor or auditors to be appointed by them at such remuneration as may from time to time be agreed.

23.2.	Eligible Auditor

The auditor may be a member of the Company but no director or officer shall be eligible to serve as auditor during his continuance in office.

23.3.	Access

Every auditor of the Company shall have a right of access at all times to the books of accounts of the Company, and shall be entitled to require from the officers of the Company such information and explanations as he thinks necessary for the performance of his duties.

23.4.	Auditors Report

The report of the auditor shall be annexed to the accounts upon which he reports, and the auditor shall be entitled to receive notice of, and to attend, any meeting at which the Company’s audited financial statements are to be presented.

24.	WINDING UP

The Company may be voluntarily liquidated under Part XII of the Act if (1) it has no liabilities or (2) it is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities. If the Company shall be wound up, the liquidator may divide amongst the members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any such property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributors as the liquidator shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

25.	UNTRACEABLE MEMBERS

The Company is entitled to sell any shares of a shareholder who is untraceable, as long as: (a) all checks, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (b) the Company has not during that time or before the expiry of the three-month period referred to in (c) below received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and (c) upon expiration of the 12-year period, the Company caused an advertisement to be published in newspapers, giving notice of its intention to sell such shares, and a period of three months or such shorter period has elapsed since the date of such advertisement. The net proceeds of any such sale shall belong to the Company, and when the Company receives these net proceeds the Company shall become indebted to the former shareholder for an amount equal to such net proceeds.

To give effect to any sale of shares under this Article, the board may authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the Register even if no share certificate has been lodged for such shares and may issue a new certificate to the transferee. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the shares. The buyer shall not be bound to see to the application of the purchase monies, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

The Company shall account to the member or other person entitled to the share for the net proceeds of a sale under this Article by carrying all monies relating to such sale to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such monies. Monies carried to such separate account may either be employed in the business of the Company or invested in such investments as the board may think fit. No interest shall be payable to such member or other person in respect of such monies and the Company does not have to account for any money earned on them.

26.	AMENDMENT TO ARTICLES

Subject to these Articles and the Act, the Company may alter or modify the conditions contained in these Articles as originally drafted or as amended from time to time by a Resolution of Directors or a Resolution of Members.

NAME, ADDRESS AND DESCRIPTION OF INCORPORATOR

We, FH Corporate Services Ltd, of Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, registered agent of the Company, hereby sign these Articles of Association for the purposes of incorporating a company limited by shares under the BVI Business Companies Act, 2004.

FH Corporate Services Ltd

Clarence Thomas Building

P.O. Box 4649, Road Town, Tortola

British Virgin Islands

Incorporator

José Santos
For and on behalf of
FH Corporate Services Ltd

30 August 2024

Annex C

[To Come]

Annex D

[To Come]

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

WinVest’s Current Charter provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

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(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to WinVest’s directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, WinVest has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, WinVest will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL WinVest’s Current Charter provides that no director shall be personally liable to WinVest or any of WinVest’s stockholders for monetary damages resulting from breaches of their fiduciary duty as directors unless they violated their duty of loyalty to WinVest or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors. The effect of this provision of WinVest’s Current Charter is to eliminate WinVest’s rights and those of WinVest’s stockholders (through stockholders’ derivative suits on WinVest’s behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate WinVest’s rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with WinVest’s Current Charter, the liability of WinVest’s directors to WinVest or WinVest’s stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of WinVest’s Current Charter limiting or eliminating the liability of directors, whether by WinVest’s stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits WinVest to further limit or eliminate the liability of directors on a retroactive basis.

WinVest’s Current Charter also provides that WinVest will, to the fullest extent authorized or permitted by applicable law, indemnify WinVest’s current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to WinVest’s Current Charter will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by the WinVest Board, except for proceedings to enforce rights to indemnification.

The right to indemnification conferred by WinVest’s Current Charter is also a contractual right that includes the right to be paid by WinVest the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by WinVest’s officer or director (solely in the capacity as an officer or director of WinVest) will be made only upon delivery to WinVest of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under WinVest’s Current Charter or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by WinVest’s Current Charter may have or hereafter acquire under law, WinVest’s Current Charter, WinVest’s bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

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Any repeal or amendment of provisions of WinVest’s Current Charter affecting indemnification rights, whether by WinVest’s stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits WinVest to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. WinVest’s Current Charter also permits WinVest, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by WinVest’s Current Charter.

WinVest’s Current Bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those set forth in WinVest’s Current Charter. In addition, WinVest’s Current Bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by WinVest within a specified period of time. WinVest’s Current Bylaws also permit WinVest to purchase and maintain insurance, at WinVest’s expense, to protect WinVest and/or any director, officer, employee or agent of WinVest or another entity, trust or other enterprise against any expense, liability or loss, whether or not WinVest would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of WinVest’s Current Bylaws affecting indemnification rights, whether by the WinVest Board, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

WinVest entered into indemnity agreements with each of its officers and directors, a form of which is filed as Exhibit 10.14 to this registration statement. These agreements require WinVest to indemnify these individuals to the fullest extent permitted under Delaware law and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The Proposed Articles of Association provides for indemnification of New WINV’s officers and directors to the fullest extent permitted by law, including for any liability incurred in their capacities as such, provided that the person acted honestly and in good faith and in what he believed to be in the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. New WINV has or will maintain insurance on behalf of its directors and executive officers. New WINV intends to enter into contracts with its directors and executive officers providing indemnification of such directors and executive officers by New WINV to the fullest extent permitted by law, subject to certain limited exceptions.

Indemnification of Directors and Officers.

The Proposed Articles of Association, the BVI Business Companies Act, (R.E. 2020), the Insolvency Act, (RE 2020) of the British Virgin Islands, each of which as amended, and the common law of British Virgin Islands allow New WINV to indemnify its officers and directors from certain liabilities. The Proposed Articles of Association provide that New WINV shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who: (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of New WINV; or (b) is or was, at the request of New WINV, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

New WINV may only indemnify the individual in question if the relevant indemnitee acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the indemnitee had no reasonable cause to believe that his conduct was unlawful.

The decision of our board of directors as to whether an indemnitee acted honestly and in good faith and with a view to New WINV’s best interests and as to whether such indemnitee had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Proposed Articles of Association, unless a question of law is involved.

The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to New WINV’s best interests or that the person had reasonable cause to believe that his conduct was unlawful.

New WINV may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of us, or who, at our request, is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not we have or would have had the power to indemnify the person against the liability as provided in the Proposed Articles of Association.

[The indemnification provisions contained in the director service agreement by and between us and each of our incumbent non-executive directors provide for a scope of indemnification consistent with the scope described in the foregoing paragraphs in this section.]

Item 21. Exhibits and Financial Statements Schedules

Exhibit No.	Description
2.1	Amended and Restated Business Combination Agreement, dated as of September 16, 2024 (included as Annex A to this proxy statement/prospectus which is part of this registration statement).
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 20, 2021)
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 6, 2022)
3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 16, 2023)
3.4	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 16, 2023)
3.5	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 14, 2023)
3.6	Proposed Articles of Association of WinVest BVI Ltd. (included as Annex B to this proxy statement/prospectus which is part of this registration statement).
3.7	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 14, 2024).
3.8	Bylaws (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 19, 2021)
4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1/A filed with the SEC on September 8, 2021)
4.2	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1/A filed with the SEC on September 8, 2021)
4.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1/A filed with the SEC on September 8, 2021)
4.4	Warrant Agreement, dated September 14, 2021, by and between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 20, 2021)
4.5	Rights Agreement, dated September 14, 2021, by and between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 20, 2021)
4.6	Specimen Right Certificate (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-1/A filed with the SEC on September 8, 2021)
5.1*	Opinion of Appleby (BVI) Limited regarding the validity of the New WINV Ordinary Shares.
5.2*	Opinion of Haynes and Boone, LLP regarding the validity of the New WINV Warrants.
10.1*	Form of Amended and Restated Registration Rights Agreement (included as Annex C to this proxy statement/prospectus which is part of this registration statement).
10.2*	[Subscription Agreement, dated , by and between Xtribe and the subscribers listed therein (included as Annex D to this proxy statement/prospectus which is part of this registration statement).]
10.3	Form of Letter Agreement, dated September 14, 2021, by and between the Company and each of the Sponsor, each officer, each director and each advisory board member of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 20, 2021)
10.4	Investment Management Trust Agreement, dated September 14, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 20, 2021)

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10.5	Amendment No. 1 to the Investment Management Trust Agreement, dated September 14, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 16, 2023)
10.6	Amendment No. 2 to the Investment Management Trust Agreement, dated September 14, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 14, 2023)
10.7	Amendment No. 3 to Investment Management Trust Agreement, dated September 14, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 14, 2024)
10.8	Stock Escrow Agreement, dated September 14, 2021, by and among the Company, Continental Stock Transfer & Trust Company, the Sponsor and certain of the Company’s officers, directors and advisory board members (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on September 20, 2021)
10.9	Registration Rights Agreement, dated September 14, 2021, by and among the Company, the Sponsor and certain of the Company’s officers, directors and advisory board members (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on September 20, 2021)
10.10	Form of Promissory Note issued by the Company to the Sponsor (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1/A filed with the SEC on September 8, 2021)
10.11	Amendment No. 1 to Promissory Note, dated March 27, 2022 (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on form 10-K filed with the SEC on April 15, 2022)
10.12	Form of Subscription Agreement between the Company and the Sponsor (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1/A filed with the SEC on September 8, 2021)
10.13	Private Placement Warrants Purchase Agreement, dated September 14, 2021, between the Company and the Sponsor (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on September 20, 2021)
10.14	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1/A filed with the SEC on September 8, 2021)
10.15	Promissory Note dated December 5, 2022 between the Company and the Sponsor (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 6, 2022)
10.16	Promissory Note dated June 13, 2023, between the Company and the Sponsor (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 16, 2023)
10.17	Promissory Note, dated October 31, 2023, between the Company and the Sponsor (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 3, 2023)
10.18	Promissory Note dated December 13, 2023, between the Company and the Sponsor (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 14, 2023)
10.19	Promissory Note dated June 13, 2024, between the Company and the Sponsor (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 14, 2024)
10.20	Administrative Services Agreement, dated September 14, 2021, between the Company and the Sponsor (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on September 20, 2021)
10.21	Form of Sponsor Support Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 10, 2024)

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21.1*	List of Subsidiaries.
23.1*	Consent of Marcum, LLP, independent registered public accounting firm of WinVest Acquisition Corp.
23.2*	Consent of Morison Cogen LLP, independent registered public accounting firm of [Xtribe].
24.1	Power of Attorney (included on the signature page to the initial filing of this Registration Statement).
99.1	Form of Xtribe Voting and Support Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 10, 2024)
99.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on May 10, 2024)
99.3*	Consent of [_] to be named as a director.
99.4*	Consent of [_] to be named as a director.
99.5*	Consent of [_] to be named as a director.
99.6*	Consent of [_] to be named as a director.
99.7*	Consent of [_] to be named as a director.
99.8*	Consent of [_] to be named as a director.
99.9*	Consent of [_] to be named as a director.
99.10*	Form of Proxy Card.
101.INS	Inline XBRL Instance Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107*	Filing Fee Table

*	To be filed by amendment.

#	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

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Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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(7)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable Form.

(8)	The undersigned registrant hereby undertakes as follows: that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(10)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11).	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

II-8

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of [  ], on [  ], 2024.

WINVEST (BVI) LTD.

By:
Name:	Manish Jhunjhunwala
Title:	Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Manish Jhunjhunwala his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution for such person in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-4 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact, acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that such attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Director	[ ], 2024
Manish Jhunjhunwala	(Principal Executive, Financial and Accounting Officer)

II-9

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of WinVest (BVI) Ltd., has signed this Registration Statement or amendment thereto in the city of [  ], on [  ], 2024.

WINVEST (BVI) LTD.

By:
Name:	Manish Jhunjhunwala
Title:	Director

II-10

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the co-registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of [  ], on [  ], 2024.

WINVEST ACQUSITION CORP.

By:
Name:	Manish Jhunjhunwala
Title:	Chief Executive Officer and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Manish Jhunjhunwala his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution for such person in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-4 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact, acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that such attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Chief Financial Officer	[ ], 2024
Manish Jhunjhunwala	and Director
(Principal Executive, Financial and Accounting Officer)

	Director	[ ], 2024
Lawrence S. Kramer

	Director	[ ], 2024
Mark H. Madden

	Director	[ ], 2024
Edward J. McGowan

	Director	[ ], 2024
Alex Pentland

	Director	[ ], 2024
Alok R. Prasad

	Director	[ ], 2024
Martin Schmidt

II-11

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the co-registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of [  ], on [  ], 2024.

XTRIBE (BVI) LTD.

By:
Name:	Enrico Dal Monte
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Enrico Dal Monte his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution for such person in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-4 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact, acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that such attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer	[ ], 2024
Enrico Dal Monte	(Principal Executive Officer)

	President	[ ], 2024
Stojan Dragovich

	Chief Financial Officer	[ ], 2024
Luca Bianchini	(Principal Financial and Accounting Officer)

	Chief Strategic Officer	[ ], 2024
Mattia Sistigu

II-12

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Xtribe (BVI) LTD., has signed this Registration Statement or amendment thereto in the city of [  ], on September [  ], 2024.

XTRIBE (BVI) LTD.

By:
Name:	Stojan Dragovich
Title:	President

II-13